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082-04515

RECEIVED

2009 MAY -4 A 8:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-08

MEDIASET

2008 Annual Report

Table of contents

Notice of convocation

Mediaset Group - Consolidated Financial Statements as at 31st December 2008

Mediaset S.p.A. - Financial Statements as at 31st December 2008

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2008 Shareholders' General Meeting

Notice of Convocation

NOTICE OF CONVOCATION

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 – Sedol 5077946) or American Depositary Receipts (CUSIP 584469407) are called to an Ordinary General Meeting, in Cologno Monzese (Milan), Via Cinelandia 5, on Tuesday April 21, 2009, 10.00 am, at first call, and on Wednesday April 22 2009, same time and place, at second call, to vote on the following items on the

AGENDA

A. Financial statements at December 31, 2008

1. Approval of the Financial Statements at December 31, 2008 and the Board of Directors' Management Report; Presentation of the Reports of the Independent Auditors and Supervisory Board to the General Meeting Presentation of the Consolidated Financial Statements at December 31, 2008; Reports of the Board of Directors and Independent Auditors

2. Approval of the allocation of operating profit; pertinent resolutions

B. Appointment of the Board of Directors after establishing the number of members and their term of office; compensation

3. Definition of the number of members of the Board of Directors

4. Definition of their term of office

5. Definition of the Directors' compensation

6. Appointment of the Board Directors

C. Proposal to establish a Compensation Plan pursuant to article 114 bis of the Financial Consolidation act

7. Proposal to establish a "Stock Option" plan; pertinent resolutions

D. Authorisation for the Board of Directors to buy and sell the Company's own shares

8. Authorisation for the Board of Directors to buy and sell the Company's own shares, also for the purposes of "Stock Option" plans; pertinent resolutions.

In consideration of the company's ownership situation, it is expected that the General Meeting will meet and vote on resolutions on April 22, 2009.

Shareholders are eligible to attend the general meeting if they provide the Company with the statement issued by a registered intermediary pursuant to article 2370, paragraph 2, of the Italian civil code at least two working days before each meeting.

Shareholders will be asked to vote separately only on the motions indicated by a **number** in the above agenda. All resolutions must be approved by the holders of ordinary shares in the Company and by the holders of ADRs representing ordinary shares in the Company.

Shareholders may consult all documentation regarding the items of business on this agenda at the Company's registered office, on the Company website (www.mediaset.it), and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders also have the right to obtain a copy of said documents.

Specifically, the following documents will be made available to Shareholders as of April 2, 2009:

- the financial statements and consolidated financial statements at December 31, 2008, with the relative Board of Directors' Reports;

- the report of the Supervisory Board to the General Meeting;

- the reports of the independent auditors on the corporate and consolidated financial statements;

- the report of the Board of Directors to the General Meeting illustrating the items on the agenda;

- the annual report of the Board of Directors on Corporate Governance 2008;

The Bylaws of the Company are available for consultation on the corporate website (www.mediaset.it).

Pursuant to article 17 of the Company Bylaws, the Board of Directors is appointed by the General Meeting on the basis of lists containing no more than twenty one candidates, each associated with a progressive number.

Any candidate whose name appears on more than one list will be disqualified.

No member may present or vote for more than one list, even through an intermediary or trustee. Members belonging to the same group - intended as the parent company, subsidiaries and jointly controlled companies - and members who have signed a shareholders' agreement pursuant to article 122, Legislative Decree no. 58/1998, regarding the shares of the Company may not, alone or with others, present or vote for more than one list, even through an intermediary or trustee.

Lists may only be presented by shareholders with voting rights who individually or as a whole represent at least 1.5% (percentage established by Consob resolution no. 16779/2009) of the share capital comprised of shares with voting rights in the ordinary General Meeting. For the purposes of allocating the directors to elect, lists will not be considered which have not received a percentage of votes equal to at least one half of the percentage required by the bylaws or legislation as it stands at the time for the presentation of such lists.

Each list must contain and clearly identify at least two candidates who meet the independence requirements established by legislation as it stands at the time.

Lists, accompanied by the professional CVs of the candidates containing comprehensive information on the personal and professional characteristics of the candidates and certification

where appropriate of fitness to qualify as independent pursuant to the law as it stands at the time, and signed by their presenting members, must be lodged with the Company's registered office (Via Paleocapa 3, Milan - weekdays 9 am - 6 pm) at least 15 (fifteen) days before the date set for the General Meeting at first call to appoint the Board of Directors, or in other words no later than April 6, 2009. The Company, and the Corporate Affairs Office on its behalf, are available as of this moment to receive lists. At the time of presenting lists, information must also be lodged with the company regarding the identity of the members presenting the list, including the total percentage of the share capital held and the certificate issued by a registered intermediary proving ownership of said shares. Shareholders who do not, even as a whole, possess a controlling stake or relative majority must also present a declaration that no agreements or links of any kind whatsoever exist with other significant members pursuant to the law and regulations in force. Declarations from individual candidates must also be lodged within the same term of 15 (fifteen) days, in which they agree to stand and declare, on their own responsibility, that there is no reason why they cannot be elected, nor any legal impediment, and that they satisfy any requirements prescribed by the law and regulations applicable to members of the Board of Directors.

Any list presented in contravention of any of the above provisions shall not be voted on.

For the purposes of the above, shareholders are invited to take note of the recommendations contained in Consob Circular no. DEM/9017893, February 26, 2009, on the "Appointment of the members of administration and control bodies".

For the purposes of presenting candidates, Shareholders are also invited to take note of the guidelines issued by the Company with regard to the maximum number of administration and control offices held by each candidate pursuant to the Mediaset Self-Disciplinary Code and the additional requirements established therein. These guidelines are reported in the Annual Report on Corporate Governance 2008, which can be found on the company website (www.mediaset.it).

Shareholders are finally reminded that they have the right, pursuant to article 2373 of the Italian Civil Code, to attend the general meeting and exercise their voting rights by proxy; natural persons appointed to represent shareholders individually may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it. The Company's registered office (Via Paleocapa 3, Milan) is

open to the public for consulting and/or lodging the aforementioned documents on weekdays from Monday to Friday, from 9 am to 6 pm.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

A shuttle service is available from Milan Metro station Cascina Gobba (MM2) to the place of meeting and in the reverse direction after the conclusion of the General Meeting.

The Chairman

Fedele Confalonieri

2008 Mediaset Group – Mediaset S.p.A. Annual Report

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Mediaset Group

2008 Annual Report

Directors' Report on Operations

Corporate Boards

Board of Directors	**Chairman** Fedele Confalonieri **Deputy Chairman** Pier Silvio Berlusconi **CEO** Giuliano Adreani **Directors** Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee	Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee	Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Committee for Employee Remuneration	Bruno Ermolli (*Chairman)* Paolo Andrea Colombo Attilio Ventura
Committee for Corporate Governance	Attilio Ventura *(Chairman)* Paolo Andrea Colombo Luigi Fausti
Statutory Auditors	Alberto Giussani (*Chief Statutory Auditor*) Francesco Vittadini (*Statutory Auditor*) Silvio Bianchi Martini (*Statutory Auditor*) Mario D'Onofrio (*Alternate Statutory Auditor*) Antonio Marchesi (*Alternate Statutory Auditor*)
External Auditors	Reconta Ernst & Young S.p.A.

Financial Highlights


Total Net Revenues
Eur m
3,070.0
3,421.6
3,678.0
3,747.6
4,082.1
4,251.8
2003
2004
2005
2006
2007
2008


Operating Profit
EUR m
777.6
1,090.5
1,244.1
1,036.5
1149
984.6
25.3%
31.8%
33.8%
27.7%
28.1%
23.2%
2003
2004
2005
2006
2007
2008
Group Operating Profit
% Group Operating Profit/Net Revenues


Net Profit
EUR m
369.7
549.6
603.4
505.5
506.8
459.0
12.0%
16.0%
16.4%
13.5%
12.4%
10.8%
2003
2004
2005
2006
2007
2008
Net Profit
% Net Profit/Net Revenues


Dividends and Pay out*
Eur m
247.4
271.3
448.8
489.3
488.8
488.7
73.1%
81.7%
81.1%
96.7%
96.4%
94.1%
2003
2004
2005
2006
2007
2008
Dividends Distributed by Mediaset Spa
% Pay out

(*) Dividends calculated on the basis of the number of shares net of treasury shares

Main Income Statement Data

(Eur m)

	2004 (1)	2005	2006	2007	2008
Total net Revenues	3,421.6	3,678.0	3,747.6	4,082.1	4,251.8
Italy	2,629.4	2,748.1	2,751.5	3,002.1	3,271.0
Spain	793.4	931.1	997.6	1,081.6	981.9
Operating Profit (2)	1,090.5	1,201.0	1,035.3	1,149.0	984.6
Italy	795.7	787.8	595.7	663.8	597.7
Spain	294.9	413.3	439.6	485.3	386.9
Group Operating Profit (EBIT) (2)	1,090.5	1,244.1	1,036.5	1,149.0	984.6
Profit before Tax and Minority Interest	1,046.1	1,202.2	1,019.6	1,095.5	693.0
Group Net Profit	549.6	603.4	505.5	506.8	459.0

Main Balance Sheet and Financial Data

(Eur m)

	2004 (1)	2005	2006	2007	2008
Net Invested Capital (2)	3,034.4	3,237.0	3,501.7	4,045.5	4,127.5
Total Net Shareholders' Equity	3,096.4	2,879.0	2,933.3	2,836.8	2,755.8
Net Group shareholders' Equity	2,865.3	2,593.9	2,634.1	2,543.9	2,482.4
Minorities Shareholders' Equity	231.1	285.1	299.2	292.9	273.4
Net Financial Position (2)	62.0	(358.0)	(568.3)	(1,208.8)	(1,371.7)
Operating Cash Flow (2)	1,601.0	1,606.8	1,589.6	1,730.7	1,865.0
Investiments	1,115.9	1,145.7	1,466.5	953.2	1,122.6
Dividens paid by the Parent Company	271.3	448.8	489.3	488.8	488.7
Dividens paid by Subsidiares	120.0	86.0	144.1	155.9	155.9

Personnel

	2004 (1)	2005	2006	2007	2008
Mediaset Group Personnel (headcount)	5,662	5,844	5,839	6,306	6,375
Italy	4,459	4,671	4,660	5,112	5,212
Spain	1,203	1,173	1,179	1,194	1,163
Mediaset Group Personnel (average)	5,638	5,798	5,699	6,260	6,305
Italy	4,415	4,613	4,665	5,065	5,122
Spain	1,223	1,185	1,183	1,195	1,183

Main Indicators

	2004 (1)	2005	2006	2007	2008
Operating Profit/Net Revenues	31.8%	32.7%	27.6%	28.1%	23.2%
Italy	30.1%	28.7%	21.7%	22.1%	18.3%
Spain	37.2%	44.4%	44.1%	44.9%	39.4%
EBIT/Net Revenues	31.8%	33.8%	27.7%	28.1%	23.2%
Pre-Tax and Minority Interest/Net Revenues	30.5%	32.7%	27.2%	26.8%	16.3%
Net Profit/Net Revenues	16.0%	16.4%	13.5%	12.4%	10.8%
ROI (Return on Net Invested Capital) (3)	36.0%	40.0%	31.7%	30.4%	24.1%
ROE (Return on Equity) (4)	20.1%	22.3%	18.4%	19.9%	18.3%
N. of Shares (5)	1,181,227,564	1,138,297,564	1,138,297,564	1,138,297,564	1,136,402,064
Consolidated Net Profit per Share (EUR)	0.47	0.53	0.44	0.45	0.40
Divedend per Share (EUR) (6)	0.41	0.43	0.43	0.43	0.38

(1) Re-classified data following to the adoption of IAS/IFRS International Accounting Standards
(2) Figures referring to interim results and balance sheet and financial aggregates whose determination criteria are specified in the relevant Directors' Report on Operations pursuant to Consob Communication n. 6064293 of 28 July 2006 and in CESR Recommendation of 3 November 2005 in the matter of alternative performance indexes (non-GAAP measures)
(3) Group's EBIT / Average Net Invested Capital
(4) Group's Net Result / Group's Average Net Equity
(5) Data as at 31/12 net of Treasury shares
(6) Board's proposal to the Shareholders' General Meeting

Directors' Report on Operations

Dear Shareholders,

In 2008, a number of radical changes occurred in the global economy, which, based on the widely shared and widespread opinion of the main observatories, are believed to signal the start of a period of crisis that, in its intensity, rapidity and globality, threatens to develop into the most serious and systemic economic downturn since the Great Depression of the Thirties.

In just a few months, starting from the second half of last September, the US subprime mortgage loan crisis and the collapse of the associated real estate market, which had already started to give alarming signs in August 2007, suddenly rolled over the main US and European banking institutions, causing Lehman Brothers (the world's fourth merchant bank) to file for bankruptcy and Merrill Lynch to be bailed out and leading to the inevitable credit crunch in all the main foreign exchange and financial markets.

The prompt intervention of central banks and governments of the world's largest economies, aimed at guaranteeing the stability of credit access systems and continued access to credit for enterprises and consumers, only partially impacted investor trust and confidence about the financial solidity of intermediaries, partly due to the size of losses generated by derivative and structured instruments.

Many enterprises have reacted to projections of significant restrictions on credit by divesting their financial assets. However, in many cases, the lack of liquidity forced companies to not necessarily only divest the riskiest assets, thus leading to sustained price volatility and disproportionately widening the gap with so-called fundamental values.

The difficulties of the interbank market and the correlated credit contraction also triggered off a domino effect on the real economy, abbreviating the investment time horizon of companies and increasing risk aversion and liquidity preference. Projections regarding the expected trends of the main indicators (GDP, consumption, investments, trust) were subject to a radical downward revision in a general economic scenario that has made it increasingly difficult to attempt to develop projections of any kind, including those about the possible evolution of the crisis itself.

It is clear that the roots of the crisis have evidenced a strong discontinuity, putting some of the fundamental mechanisms that Western economic systems have relied on in recent years under a magnifying glass (undervaluation of the risks inherent in excessive debt, lack of transparency and deregulation of many markets and financial instruments, distorted governance systems, inaccuratee valuations and ratings), making it imperative for all operators to return to the authentic values and rules upon which market economies should be based in order to provide solid ground for sustainable business models.

Mediaset is called upon to face the current situation of its core market of commercial television in Italy and Spain, in which it operates as a leader, drawing on the strength it derives from the competitive edge it has acquired and enhanced over time, thanks to its ability to operate in an innovative and, to some extent, anti-cyclical way, working on building a unique dimension as operator and integrated and multi-platform publisher, without compromising its financial stability and strength, but leveraging on and creating new opportunities and business models in a sector, specifically that of the media, which is subject both to structural transformations and is also used to going through the peaks and troughs typical of any economic cycle.

In this context, in the coming months, actions will definitely be oriented towards maximising efficiency and consolidating market shares, but they will also continue to pursue future development objectives, with the ultimate goal of sustaining long term company profitability.

Despite this difficult and uncertain scenario, Mediaset can and must look to its future with confidence, relying on its strategic horizon and results.

In a year as complicated as 2008, the Group nevertheless achieved a consolidated Net Result essentially in line with its 2007 Net Result, representing the third best result ever posted in absolute terms, without considering the "non monetary" impact linked to the devaluation of part of the goodwill carried out by its Edam subsidiary.

Here below is a summary of the Mediaset Group's **financial highlights** as at 31 December 2008 including a comparison with the corresponding 2007 results:

- **Consolidated net revenues** amounted to **EUR 4,251.8 million**, a 4.2% increase against EUR 4,082.1 million of the same period in the previous year;
- **EBIT** amounted to **EUR 984.6 million**, dropping 14.3% on a Y/Y basis, net of amortisation and depreciation equal to EUR 1,160.1 million (against EUR 1,017.0 million of the same period in the previous year. The change in EBIT is mainly due to the considerable reduction in revenues from advertising relative to television activities in Spain), while the lower result in Italy also reflected a EUR 23 million non recurrent revenue reduction deriving from the re-determination of Employee Termination Benefit accrued as at 31 December 2006 following to the amendments to the relevant law provisions governing employee termination benefits, which were introduced last year. **Operating** profitability dropped from 28.1% in 2007 to **23.2%** in 2008, a level that confirms once again Mediaset leading position in terms of performance among continental broadcasting companies;
- **Earnings before tax and minority interest** totalled **EUR 693.0 million,** against EUR 1,095.5 million posted in 2007. This item dropped also as a consequence of higher borrowing costs as well as costs posted for subsidiary Edam Acquisition I Coöperatief BV, mainly ascribable to impairment of part of its goodwill and amortisation of the intangible assets identified for the Purchase Price Allocation (PPA) following to the acquisition, by the latter company, of the control of the Endemol Group, completed in 2007;
- **Net profit** for the Group totalled **EUR 459.0 million,** against EUR 506.8 million in 2007, due to a significant reduction in the tax rate both in Italy and in Spain. The impact on the Group's consolidated net result deriving from charges correlated to the devaluation of goodwill accomplished by subsidiary Edam and amortisation of the intangible assets identified for the purchase price paid for the acquisition of Endemol equalled EUR 60.3 million;
- as at 31 December 2008 the Mediaset Group had **6,375 employees** in the companies included in the consolidation area (6,306 employees as at 31 December 2007);
- The **Group's consolidated net financial position** increased from EUR -1,208.8 million as at 31 December 2007 to **EUR -1,371.7 million** as at 31 December 2008. **Free cash flow,** calculated on the gross amount of gains and losses from dividend payouts, equity investments and disposals of shares and treasury shares, totalled **EUR 672.2 million;**

- **Mediaset S.p.A.**, the parent company, closed the financial year with a **net profit** of **EUR 342.5 million** against EUR 481.6 million of the same period in the previous year.

Breakdown of data by Geographical Area:

In **Italy**:

- **Mediaset gross revenues from advertising** reached EUR 2,881.1 million, in line with the result achieved in the previous year, over the trend of its reference market, which booked a decrease of -2.8% in 2008 (-4.3% not including the contribution of Publitalia). After the positive trend registered in the first nine months, this result reflected the progressive deterioration of the economic situation triggered by the credit crunch that has hit global markets and economies starting from the third quarter of 2008;
- With regard to **Mediaset Premium** pay activities, cards sold as at 31 December 2008 were equal to 2.9 million against 2.1 million of the same period in the previous year
- **Consolidated net revenues** totalled **EUR 3,271.0** million, showing a 9.0% increase. On a comparable basis, excluding the contribution to growth deriving from the changes in the consolidation area applied starting from the second semester of 2007, revenues grew 6.6% mainly as a result of the significant increase in revenues from Mediaset Premium activities and the acquisition of distribution and management activities of Medusa theatres;
- **Television costs** increased 0.8%, an extremely limited growth, definitely lower than 2008 inflation, confirming the trend registered in recent years;
- In 2008, the Mediaset Networks achieved an **average audience share** equal to **39.4%** in 24 Hours, **39.6%** in Prime Time and **39.3%** in Day Time. Particullary, Mediaset networks confirmed their national leadership in all the time brackets on the reference 15-64 years old commercial target, obtaining a 41.7% share both in the Prime Time and 24 hours brackets;
- **EBIT** totalled **EUR 597.7 million** against EUR 663.8 million of the same period in the previous year. The change in EBIT reflected the afore mentioned 23 million non recurrent revenue reduction recognised in 2007. Operating profitability dropped from 22.1% in 2007 to 18.3% in 2008 based on comparable data;
- **Net profit** totalled **EUR 378.1 million**, rising against EUR 330.8 million of the previous year due to the already mentioned tax rate reduction.

In **Spain**, despite the unfavourable market scenario due to the worsening effects of the international economic crisis and the effects deriving from the increasingly growing competition in the Spanish television sector leading to audience fragmentation and increased costs for the acquisition of television content, Telecinco once again confirmed its leadership position in the Spanish domestic market against its competitors both in terms of audience shares and advertising revenue and profitability.

- Publiespana's **gross revenues from advertising** reached **EUR 934.8 million** in 2008, showing a 11.1% reduction against the previous year. This difference is in line with the contraction registered in the Spanish television advertising market (-11%);

- **Consolidated net revenues** reached **EUR 981.9 million**, dropping 9.2% against the previous year;
- The effective implementation of a television cost reduction policy enabled the group to maintain **overall costs** slightly below (-0.2%) the level registered in the previous year;
- In 2008 Telecinco held **absolute leadership** for the fifth consecutive year with 18.1% **of the audience share,** breaking away from its main competitors TVE1 and Antena 3 by 1.2% and 3%, respectively.
- **EBIT** equalled **EUR 386.9 million**, against EUR 485.3 million in the same period of the previous year. Operating profitability dropped to 39.4% from 44.9% registered in 2007, but still confirming Telecinco as Europe's most profitable television;
- **Net profit** totalled **EUR 211.3 million,** a 40.2% reduction against EUR 353.1 million of the previous year. Net of the accounting impact derived from the Edam subsidiary, net profit equals EUR 282.6 million, down 22% on Y/Y basis.

THE GENERAL ECONOMIC SITUATION

The US real estate market crisis, whose initial effects surfaced in the summer of 2007, led to a moderate recession in 2008, which rapidly worsened after the additional financial shock from the bankruptcy of Lehman Brothers and the ensuing collapse of the international stock markets. This naturally had a strong negative impact on all financial segments and spreading, in the last quarter of 2008, to the real economy.

Faced with this uncertain scenario, governments and central banks reacted in a co-ordinated way at the global level, averting the collapse of the world's financial system. However, the collective actions undertaken during the month of last October were followed by individual national initiatives, each based on different evaluations and varying in both nature and scoe.

In particular, in the last months of 2008, the economies of the industrialised countries registered significant contractions in their Gross Domestic Product as well as a further drop in the volume of business, reflecting the plummeting prices in financial markets, reduced access to credit, a deterioration of confidence for households and businesses and the ongoing depression of the real estate market in some countries.

Due to extreme uncertainty, 2009 projections are continuously being revised with the competent authorities in agreement that this recession will last for at least all of 2009 and will also probably extend to part of 2010.

GDP projections at the global level show a considerable reduction for 2009, down to 0.2% growth against the 3.9% registered in 2008 and 5.4% in 2007. A groth trend is instead expected for the 2010-2011 two-year period, taking GDP back to the same growth levels achieved in 2008. Recovery, though slow, is projected as a result of the positive effects of the financial measures implemented to oppose the bearish trend of the economic cycle.

In the United States, in addition to the ongoing contraction in the real estate market, three are also worries about rising unemployment, the principal cause of the erosion in household confidence. As a result of the decreasing trend of raw material prices, inflation is rapidly dropping. Though this is positive in the sense that it increases the purchasing power of consumers, this trend thwarts the effect of any attempted action on monetary policy instruments.

The worldwide economic slowdown has also hit the economies of the emerging countries.

China has suffered a significant economic slowdown, mainly as a result of lower industrial production and exports, coupled with a decrease in domestic demand. 2009 will be characterised by a 6.4% growth in GDP, sharply lower than the 9.7% registered in 2008, and by a plummeting inflation trend that is expected to drop to 1.2% in 2009, down from 7% registered in 2008. Despite this, China will still be the world's most dynamic economy.

India's economy is also impacted by a slowdown in manufacturing, with significant fallout in terms of employment, and by divesting operations by foreign investors, with negative effects on the currency, stock prices and credit availability.

In the European Union, the recession has spread to all the member states and, in particular, Germany is suffering due to its strong dependence on the international economic cycle and a development model based on manufacturing.

GDP average annual growth projections for 2008 in Europe are 0.7%, dropping to -2.5% in 2009, reflecting the effects of the economic contraction which began in the last quarter of 2008.

The effects of the crisis can also be seen in the employment rate, which, after having hit a record low of 7.2% in 2007, rose back to 7.8% in 2008.

Inflation has dropped, thanks to plummeting raw material prices on the international markets and it is expected to reach zero by the summer of 2009.

Similarly to all the other countries of the European Union, the Italian economy is clearly showing signs of the significant downturn on the international scenario and the subsequent slump in foreign demand, along with a persistent weakness in domestic demand. However, the Italian scenario differs from that of other European countries. The limited weight of trade with the United States and the conditions of the real estate market (which did not go through the same boom as in the rest of Europe and is therefore not suffering from the consequent "bubble bursting" effect now), as well as the relatively low level of indebtedness of Italian households represent points of strength compared to other European economies. Conversely, the limited freedom of action in terms of fiscal policies, credit restrictions that work against small and medium enterprises and exports that strongly depend on Germany's aggregate demand could result in a slower recovery in Italy.

This situation particularly affected business investments, also hampered by the lack of credit availability.

In the last quarter, GDP fared worse than expected, matching the average for 2008, which was equal to -1%, and leading to downward revisions for 2009, currently at -3%.

The drop in the cost of raw material worldwide is dragging down inflation, which is expected to hit a record low this year, and whose annual average for 2009 is projected to be 0.9%, and is expected to rise in the subsequent two years, reaching values slightly above 2%.

With regard to employment, it is expected that due to the current cyclical economic slump the unemployment rate will reach 8.8% in 2009, with manufacturing hit harder than services and professionals.

The debt of Public Administrations is increasing. In fact, in relation to an estimated requirement of approximately EUR 49 billion (EUR 35.3 billion in 2007), debt rose by EUR 71.7 billion (EUR 49.5 billion in the previous year).

DEVELOPMENT OF THE REGULATORY FRAMEWORK IN THE TELEVISION INDUSTRY

The main new aspects introduced in the Italian regulatory framework regarding the television industry in 2008 are summarised here below:

Italian Bill N. 101 of 6 June 2008, regarding urgent provisions for the implementation of EU obligations and the execution of decisions by the European Community Court of Justice

Implementing a series of recommendations made by the European Commission in the television industry, some amendments were made to the Consolidated Television Act (Italian Law Decree n.177 of 31 July 2005), and, in particular, with reference to the following: special eligibility to act as network operator, which is currently subject to a generic authorisation pursuant to Art. 25 of Italian Law Decree n.259 of 1 August 2003; the opening of trading to operators not present in the television market; the introduction of open, transparent and non discriminating procedures for the assignment of frequencies.

In addition, procedures relating to the application of sanctions and the relevant amount were also subject to amendment with specific reference to advertising.

Ministerial Decree – Calendar for regional switch-offs

In application of the proxy provided for in Art. 8-novies, par. 5 of Italian Law n. 101/2008, through Decree of the Ministry of Economic Development of 10 September 2008, published in the Official Gazette of 10 October 2008, the individual areas and switch-off deadlines for analogue television have been specified in order to accelerate the switch-off process which is expected to be completed by 31.12.2012.

Following to the implementation of the afore mentioned decree, 70% of the Italian population will watch television through the new digital technology by 2010.

In detail, the decree includes a progressive transition to digital technology for Italian regions divided into 16 areas in the time span going from the second semester of 2009 to the second semester of 2012.

The first deadline has been perfectly observed by the Sardinia region, which has become the first region in Europe to have completed the transition to digital technology.

The switch-off process will be completed in 2008 in the following regions: Valle D'Aosta, Lazio, Campania, Trentino Alto Adige and West Piedmont.

The transition will be completed by end of 2012 with the last two regions of Sicily and Calabria.

Directive EC/65/2007 of the European Parliament and of the Council of 11 December 2007, amending Directive EC/552/89 of the Council relative to the co-ordination of some legal, regulatory and administrative provisions of the member states in the matter of television activities

Parliamentary negotiations have started for the adoption (within 19.12.2009) of Directive EC/65/2007, envisaging more flexibility in the matter of advertising and the possibility of introducing product advertising with some quantitative and qualitative restrictions.

Activity of the Supervisory Authority (AGCOM)

AGCOM resolution 162/07/CSP (published in the Official Gazette of 11 December 2007 – enacted on 30.11.2008)

This resolution introduced some amendments to the regulation in the matter of television advertising and telepromotions (res. 538/01/csp). The most important new aspect refers to the fact that telepromotions shorter than 15 minutes are accounted for as advertising spots, while telepromotions lasting 15 minutes or less, but grouped in slots with a minimum duration of 15 minutes, are accounted for as long lasting form of advertising plus 5%.

Regulation for the carrying out of the selection procedure for the identification of persons which can access 40% of the broadcasting capacity of the digital networks subject to transfer in accordance with resolution N. 109/07/CONS of 7 MARCH 2007 (RES. 645/07/CONS)

17 applications have been submitted by both existing operators and new entities penetrating the Italian television market for the first time, for a total of 25 channels in digital terrestrial technology.

Following the ranking and the assignment to the digital multiplexes of Network Operators, subject to mandatory transfer of the relevant broadcasting capacity (40%), as established by the Supervisory Telecommunications Authority, the broadcasting of the awarded entities started in the last months of 2008 and in the first months of 2009.

MEDIASET ON THE STOCK MARKET

The trend at Piazza Affari

Over 2008, the Mediaset blue chip's trend reflected the general economic slowdown and the entire media segment in Europe underperformed the main European stock indexes.

In this context, Mediaset performed better than the main European broadcasters. For example, Mediaset registered a better performance than Antena3 by17.8%, ITV by 12.2% and Prosieben by 44.0%.

The Mediaset blue chip closed at EUR 4.1 below the initial price at the beginning of 2008 (EUR 6.8) at year end. In 2008, Mediaset average price was EUR 7.88 with a trough of EUR 3.8 on 10 October and a peak of EUR 6.8 on 2 January.

Mediaset share price	2008	2007	2006	2005	2004	2003
Maximum Price (EUR)	6,8	9,5	10,3	11,1	10,0	9,9
	02 January 2008	*19 January 2007*	*21 April 2006*	*31 March 2005*	*26 January 2004*	*02 December 2003*
Minimum Price (EUR)	3,8	6,4	8,5	8,8	8,2	6,2
	10 October 2008	*27 November 2007*	*22 September 2006*	*27 October 2005*	*12 August 2004*	*10 February 2003*
Opening Price 1/1 (EUR)	6,8	9,2	8,9	9,3	9,6	7,2
Closing Price 31/12 (EUR)	4,1	6,9	8,9	8,9	9,3	9,4
Average Volume (m)	8,5	6,6	7,1	8,6	5,4	5,7
Maximum Volume (m)	28,0	43,5	34,8	45,3	26,2	36,2
	14 May 2008	*2 March 2007*	*10 May 2006*	*13 April 2005*	*18 June 2004*	*20 June 2003*
Minimum Volume (m)	1,7	1,9	0,8	1,6	0,9	1,5
	30 December 2008	*27 August 2007*	*02 January 2006*	*08 August 2005*	*31 December 2004*	*12 August 2003*
Number of ordinary shares (m) *	1.136,4	1.138,3	1.138,3	1.138,3	1.181,2	1.181,2
Capitalisation 31/12 (EUR m) *	**4.605,3**	**7.854,3**	**10.130,9**	**10.130,9**	**10.985,4**	**11.103,5**

** treasury shares not included*

Mediaset vis-à-vis the main broadcasters

(January 2007 - December 2008)


Mar30
Jun29
Sep28
Dec28
2007
Mar28
Jun27
Sep26
Dec26
2008
Mediaset share
Prosieben
TF1
Antena 3
ITV

12g3-2(b)

Mediaset vis-à-vis the main indexes

(from the initial listing in 1996 to 2008)


Dec26
1997
Dec31
1999
Dec28
2001
Dec26
2003
Dec30
2005
Dec28
2007
Mediaset share
DJ Stoxx Media Index
Nasdaq Index
MIBTEL Index

Composition of the Company's Stock Capital as at 31/12/2008

As at 31/12/2008 the main shareholder of Mediaset was the Market with approximately 58% of the Company's stock capital. Fininvest is still the controlling shareholder with a shareholding equal to 38.62%. Mediaset has treasury shares equal to 3.79% of the Company's stock capital.

From a geographic standpoint, Mediaset free capital (57.59%) is well distributed in the different markets: approximately 16.66% of the shares are owned by Italian investors while the remaining 40.93% is owned by international investors.

Among these, the countries in which there is greatest attention to the Mediaset blue chip are the United States and the United Kingdom with approximately 21.92% and 7.10% of the total free capital, respectively, followed by Germany with approximately 1.89%, and Benelux with 1.08% of the total free capital.

Mediaset Shareholder


RETAIL
14.68%
FININVEST
38.62%
MARKET
42.91%
OWN SHARE
3.79%

Floating (57.59%)
Geografical Breakdown


OTHER
8.42%
BENELEUX
1.08%
UK
7.10%
RETAIL
14.68%
GERMANY/AUSTRIA
1.89%
FRANCE
0.52%
ITALY
1.98%
USA
21.92%

MAIN CORPORATE OPERATIONS AND EQUITY INVESTMENTS

On 19 February 2008, Gestevision Telecinco completed the acquisition of a 35.08% shareholding in Pegaso Television INC., a company controlling 83.34% of Caribevision TV Network LLC, for a price of EUR 21.5 million. Caribevision TV Network LLC is a newly established television network broadcasting in New York, Miami and Porto Rico and dedicated to Spanish-speaking people.

On 28 March 2008, Mediaset Investment Sarl stipulated a series of agreements with the China Global Media Group, owner of the free-to-air sports channel called China Sport Network, which is currently on the air in 7 provinces of the People's Republic of China, with a coverage of approximately 400 million people. Based on such agreements, Mediaset Investment underwrote a reserved capital increase of Sportsnet Media Limited for a consideration equal to USD 36.0 million, corresponding to approximately EUR 22.8 million, through the non-cash investment of Publiasia Limited and New Century Advertising Co. Ltd and a payment of USD 16.5 million. These amounts were invested in order to further develop the activities of the afore mentioned television channel. Based on the values recognised by the shareholders to the contributed assets, Mediaset and the China Global Media CO. Ltd. Group control 49% and 51% of said company, respectively. New Century Advertising, a company established in Beijing in 2007 by Mediaset Group in the form of a WFOE (Wholly Foreign Owned Enterprise), in the context of the agreements stipulated with China Global Media Group, is responsible for the management of the activities regarding advertising sales, purchase of rights and production of television programmes for the free-to-air sports channel CSPN.

On 28 April 2008, based on the agreements stipulated on 29 November 2007, MedDue S.r.l., a company established at the end of 2007 and fully owned by RTI S.p.A., acquired 53.75% of the stake in Taodue S.r.l., a leading company in the production of quality TV dramas founded by Pietro Valsecchi and Camilla Nesbitt, for a price equal to EUR 107.5 million. The effects on the balance sheet and income statement of such transaction as at 30 June 2008, are shown in note 11 of the Summary Half-Year Report. When all the envisaged corporate transactions are completed, in the second part of the fiscal year, MedDue will own 100% of Medusa Film (currently fully owned by RTI S.p.A.) and Taodue and shall be owned by RTI at 75% and by the current shareholders of Taodue at 25%.

On 25 September 2008, Mediaset acquired a 25% equity interest in Nessma SA, owned at 50% by Karoui&Karoui World and 25% by PrimaTV S.p.A.. The company controls Nessma Entertainment SA with a stake of 99.9%. Nessma Entertainment SA is the owner of Nessma Tv, a satellite channel based in Tunis and launched by the Karoui&Karoui World Group in the spring of 2007. On 12 March 2009 the tunisian government released to Nessma TV a licence to broadcast the television signal directly from the tunisian area. The channel is mainly watched in the North of Africa: Algeria, Libya, Morocco, Tunisia and Mauritania, a homogenous market in terms of language, culture, geography and currently experiencing a remarkable growth both in economic and demographic terms. Maghreb has, in fact, a population of 80 million people aged 25 on average. Nessma Tv already reaches over 7.5 million households and is the first

ranking entertainment channel specifically devoted to the Mediterranean Arab universe. Its programme scheduling is international, comprising films, TV dramas, musical videoclips and relevant formats like Star Academy, produced by Endemol, broadcast during the last season. Nessma Tv will soon be broadcast via satellite also in the Mediterranean region of Europe, where the Maghrebi population exceeds 14 million people. Publieurope, the European sales house specializing in advertising belonging to the Mediaset Group, will manage advertising sales under exclusive rights conditions for Nessma Tv in Europe.

THE MAIN COMPANIES OF THE GROUP


MEDIASET SpA
100%
Publitalia '80 SpA
100%
RTI SpA
100%
Mediaset Investimenti SpA
100%
Mediaset Investiment Sarl
100%
Digitalia '08 Srl
100%
Publieurope Ltd.
100%
Elettronica Industriale SpA
98.9%
Videotime SpA
100%
Mediashopping SpA
75%
MedDue Srl
51%
Boing SpA
50%
Mediavivere Srl
50%
Fascino Prod. Gestione Teatro Srl
10.9%
Class CNBC SpA
100%
Medusa Cinema SpA
100%
Medusa Multicinema Spa
100%
Medusa Video Spa
48.3%
Tivù Srl
50.1%
Gestevision Telecinco SA
100%
Publiespana SAU
35.1%
Pegaso Television Inc.
100%
Medusa Film SpA
100%
TaoDue Srl
75%
25%
Mediacinco Cartera SL
33.3%
EDAM Acquisition Holding I Cooperatief UA
100%
Endemol Group BV *

(*) Indirect control stake
(**) Group control stakes are mentioned not considering company's own shares

EVOLUTION OF OPERATIONS BY SEGMENT OF ACTIVITY

Italy

In Italy, the Mediaset Group operates in the following segments:

- **Advertising**
  (Publitalia '80 and Digitalia)
- Analogue **generalistic television**
  (Canale 5, Italia 1, Retequattro)
- **Acquisition of television rights**
- **Management of the broadcasting network**
  (analogue network, digital, DVB-H)
- **Production of TV dramas and films**
  (TaoDue and Medusa)
- **Digital Terrestrial Technology**
  Free-to-air theme-based channels in digital terrestrial technology (Boing, Iris)
- **Pay TV**
  Mediaset Premium
- **Teleshopping**
  (Mediashopping)
- **New business**

Advertising

In Italy, the Mediaset Group operates through two fully owned advertising concession companies: Publitalia '80 and Digitalia '08.

Publitalia carries out its activities as advertising concession company on an exclusive basis for the Mediaset networks. In 2008, Publitalia has 1,132 customers. The first 10 top customers generated approximately 25% of the total commissions, while the first 100 customers made for 72% of the entire sales volume. Based on Nielsen Media Research data regarding the advertising market in Italy, Publitalia has a share of 35.4% according to the results attained in 2008.

Digitalia is the advertising concession company specialized in advertising sales for the Mediaset channels - Premium, Boing and Mediashopping - broadcast on the digital terrestrial platform and new media, like the Internet and Mediavideo. It also manages the advertising concessions of important football clubs like Milan, Inter and Genoa as well as the television advertising sales through barter agreements.

The advertising market in 2008 generated sales totalling EUR 8,587 million, down 2.8% against the previous year, and corresponding, in absolute terms, to a loss of EUR 247 million. This result clearly reflected the negative economic scenario and all the aspects already concisely specified in the preceding section, particularly in the last quarter, during which activities, exchanges, consumption and also investments significantly dropped.

The advertising market, after a positive trend at the beginning of the year (+3.2% in the first quarter), started to give alarming signals of a downturn (-2.3% in the second quarter) and subsequently plunged by approximately 7%, in line with the general economic scenario in the third quarter. In this context of recession and despite the occurrence of some special events (the UEFA European Football Championship and the Summer Olympic Games), which were completely covered by public television, the company managed to post a distinctly above average result, closing 2008 with a slightly better performance than the one registered in the previous year (EUR – 0.6 million) and increasing its market share on a Y/Y basis. Specifically, the television market share rose to 66% against 65.1% in 2007. On the contrary, RAI, Mediaset's main competitor, registered a reduction in sales from advertising of close to EUR 50 million, with an approximately -4% fluctuation despite the occurrence of the afore-mentioned special sports events.

Also for the Telecom Group broadcasters and the All Music broadcaster the 2008 financial year closed with a negative result.

Based on Nielsen data, the printed media are the means mostly hit by the economic crisis. Both newspapers and magazines dropped 7.0% and 7.3%, respectively. Newspapers limited the loss thanks to local advertising sales replacing national commercial advertising, which decreased by 10.7% in total. The radio industry closed 2008 with a positive trend (+2.3%), though characterised by two contrasting factors: the commercial radio industry registered growth (+3.7%), while the public radio industry continued to drop (-4.1%).

In this context of general slump, the new media, and particularly Internet, closed 2008 with a result well below growth expectations projected by segment-specific operators (+13.9%) based on the initial trend showing growth peaks of over 30%.

Media *	**2008**		**2007**		**Change**
	EUR m	**share %**	**EUR m**	**share %**	**%**
Press	2,890	33.7%	3,102	35.4%	-7.1%
Television	4,596	53.6%	4,653	53.1%	-1.2%
Radio	488	5.7%	476	5.4%	2.3%
Outdoors	227	2.6%	201	2.3%	12.9%
Cinema	58	0.7%	70	0.8%	-16.4%
Internet	321	3.7%	282	3.2%	13.9%
Total Market	**8,580**	**100.0%**	**8,765**	**100.0%**	**-2.8%**

(*) classical area: excluding satellite TV and free press

The analysis of the investments in advertising segmented by industry is summarised here below:

- Consumer Goods: the market's main macro-aggregate with a 31% share posted a 4.9% reduction. Within this sector, the Mediaset networks, though with partial investment reductions by major accounts, confirmed their leadership in terms of preference, reaching a 50.2% share, which is more than twice as much as the one attained by competitors;
- Automotive: the sector invested EUR 924 million, down 5.3%, but still increasing advertising space on the Mediaset networks (+4.8%);

- Telecommunications: with EUR 747 million, this segment invested almost the same amount as last year in communication, despite the uncertain economic scenario that has limited investments (+0.9%). Given a substantially break even situation, also in this case, the quality of the Mediaset network offering stood out, winning over an additional +6.7% of share and upping Mediaset's solid leadership to 54.2%.
- Finance/Insurance: the industry general negative trend is going on (-6.0%). However this trend is definetely slighter on Mediaset media (-1.8%) which maintain the leadership with reference to this industry with a 29,9% stake.
- Distribution: key player with a positive trend, distribution closed 2008 showing a +3.8% growth, thanks also to an increased market share, which reached 26.8% (with an annual growth equal to +25%). Pharmaceuticals/Beauty Products: this sector posted one of the best performances in the year of reference (+3.8%) and Mediaset also registered an increase in investments, confirming its leadership with 55.2% of market share.
- The remaining sectors closed with a slight reduction (-1.4%) and also in this case Mediaset distinguished itself thanks to the positive result attained (+0.8%). In particular, a positive performance was registered in the following sectors: Toys/School Products (+19.1%), Motors and Vehicles (+7.3%), Industry/Construction (+7.9%), Professional Services (+3.6%), Public Bodies /Institutions (+3.8%). The sectors which, instead, showed a reduction are: Personal Products (-14.7%), Tourism/Travelling (-3.2%), Household Appliances (-11.0%), Leisure Time (-1.8%) and IT /Photography (-25.3%). Steady are: Fashion (+0.7%) and Housing (+0.9%).

Generalistic Commercial Television

The Group's generalistic networks - Canale 5, Italia 1 and Retequattro – are controlled by RTI, which is responsible for the creation and development of the programme schedules, the production of the original programmes and the acquisition of the library of television rights. The overall offering of the Mediaset networks is developed in order to attract the commercial target group (aged 15-64) of greatest interest to advertisers, with Mediaset confirming its leadership in the market.

Canale 5 is the main network dedicated to a central public, modern Italian households.

Italia 1 is the Italian leader among younger viewers.

Rete 4 has a programme schedulling dedicated to senior viewers by age and income class.

Programme schedule and audience share in 2008

In 2008, each network broadcast 8,784 hours of scheduled programming for a total of 26,352 hours, 45.2% of which were original self-produced programmes.

The table below shows the organisation of the hours of the programme schedule issued in 2008 for each individual network and type, broken down by in-house productions and rights.

Mediaset Networks - Broadcasted programmes - 2008

Type	Canale 5		Italia I		Retequattro		Mediaset Total	
Film	511	5.8%	1,240	14.1%	2,033	23.1%	3,784	14.4%
Tv Movie	511	5.8%	367	4.2%	273	3.1%	1,150	4.4%
Mini-series	141	1.6%	50	0.6%	174	2.0%	366	1.4%
Telefilm	692	7.9%	1,820	20.7%	2,251	25.6%	4,763	18.1%
Tv Romance	28	0.3%	-	0.0%	2	0.0%	30	0.1%
Sit-com	202	2.3%	1,009	11.5%	91	1.0%	1,302	4.9%
Soap	351	4.0%	-	0.0%	752	8.6%	1,104	4.2%
Telenovelas	-	0.0%	-	0.0%	449	5.1%	449	1.7%
Cartoons	-	0.0%	1,502	17.1%	-	0.0%	1,502	5.7%
Total TV Rights	**2,436**	**27.7%**	**5,988**	**68.2%**	**6,025**	**68.6%**	**14,449**	**54.8%**
News	1,672	19.0%	975	11.1%	826	9.4%	3,473	13.2%
Information programmes	1,184	13.5%	213	2.4%	314	3.6%	1,711	6.5%
Sport programmes	-	0.0%	200	2.3%	60	0.7%	260	1.0%
Event	14	0.2%	203	2.3%	22	0.3%	239	0.9%
Entertainment:	3,008	34.2%	820	9.3%	745	8.5%	4,572	17.3%
soft entertainment	*1,424*	*16.2%*	*341*	*3.9%*	*169*	*1.9%*	*1,934*	*7.3%*
talk show	*361*	*4.1%*	-	*0.0%*	-	*0.0%*	*362*	*1.4%*
music	*25*	*0.3%*	*31*	*0.4%*	*67*	*0.8%*	*122*	*0.5%*
quiz-game-show	*381*	*4.3%*	*212*	*2.4%*	-	*0.0%*	*593*	*2.3%*
reality	*311*	*3.5%*	*206*	*2.3%*	*6*	*0.1%*	*522*	*2.0%*
soft news	*506*	*5.8%*	*30*	*0.3%*	*503*	*5.7%*	*1,039*	*3.9%*
Culture	79	0.9%	16	0.2%	226	2.6%	321	1.2%
Teleshopping	391	4.5%	369	4.2%	566	6.4%	1,326	5.0%
Total in-house productions	**6,348**	**72.3%**	**2,796**	**31.8%**	**2,759**	**31.4%**	**11,902**	**45.2%**
Total	**8,784**	**100.0%**	**8,784**	**100.0%**	**8,784**	**100.0%**	**26,352**	**100.0%**

Total audience figures in the 24-hours during 2008 show an average of 9 million 211 thousand viewers, a slight increase against the same period in 2007 (+2.2%). This increase is almost equally spread over Prime Time, Day Time and Late Night. In addition, coverage has increased in all the three time windows, while permanence has remained essentially unchanged in early evening and late night, but increased in Day Time (+2 minutes). The growth in total audience particularly referred to the central and senior commercial targets (+4.5% on 35-54 years and +2.6% on over 55 years), partially compensating a reduction in the young commercial target (-2.1% on 15-34 years).


Trend Total Audience - 24 hours
9,140
9,248
9,213
9,230
8,989
9,211
2003
2004
2005
2006
2007
2008

The Mediaset networks closed 2008 with a 39.6% share in Prime Time, 39.4% in 24 Hours and 39.3% in Day Time. Noteworthy is the third position of Italia 1, coming in ahead of Rai 2 both in 24 Hours and in Day Time, and Rete 4 which posted a 0.2% share growth in early evening.

Share individuals - 2008	24 hours	Prime Time	Day Time 7:00-2:00
5	20.3%	20.7%	20.2%
	10.8%	10.3%	11.0%
	8.3%	8.6%	8.1%
MEDIASET	**39.4%**	**39.6%**	**39.3%**

Results remained highly positive in the commercial target group (aged 15-64), which is the target of greatest interest to advertisers, with the three Mediaset Channels confirming their leadership positions in all the time windows, thanks to the first position - held by Canale 5 - and the third ranking of Italia 1.

Mediaset reached 41.7% of share in 24 Hours, coming in ahead of RAI by 4.5% and obtaining 5 points lead in Day Time, where the Mediaset networks reach 41.8%.

Share 15-64 years - 2008	24 hours	Prime Time	Day Time 7:00-2:00
5	21.9%	22.7%	21.7%
	12.5%	11.8%	12.8%
	7.3%	7.2%	7.3%
MEDIASET	**41.7%**	**41.7%**	**41.8%**

Canale 5 confirmed its leadership position in the commercial target (15-64 years), topping in all the time windows: 21.9% in 24 Hours, 21.7% in Day Time and 22.7% in Prime Time.


YEAR 2008
% SHARE COMMERCIAL TARGET 15-64 years
21.9
18.1
21.7
18
22.7
19.1
24 hours
Day Time
Prime Time
Canale 5
Rai 1

Italia 1 has definitely topped Rai 2, ranking third in absolute terms in the commercial target of reference with 12.5% in 24 Hours, 12.8%, in Day Time and 11.8% in Prime Time.


YEAR 2008
% SHARE COMMERCIAL TARGET 15-64 years
12.5
10.8
12.8
10.7
11.8
11.6
24 hours
Day Time
Prime Time
Italia 1
Rai 2

Italia 1 confirmed its position as Italy's most popular channel among younger viewers with 21.1% in the commercial target aged 4-7 and 27.3% in the commercial target aged 8-14.

The leadership of Canale 5 and Italia 1 in the commercial target aged 4-34 is also noteworthy.

The guarantee periods

In the autumn guarantee period (from 7 September to 29 November) Mediaset recorded ratings of 39.1% in Prime Time, 39.8% in 24 Hours and 39.9% in Day Time.

Compared to the same period in the previous year, Canale 5 confirmed its leadership performance in 24 Hours, while improving in Day Time (+0.6). Italia 1 improved in Prime Time (+0.5), while maintaining the trend in Day Time and in 24 Hours. Retequattro reached approximately 8% in all the time windows.

Also in autumn Mediaset confirmed its leadership on the commercial target of reference of all the three time windows, with Canale 5 first ranking and Italia 1 third ranking in 24 Hours and in Day Time.


ANNO 2008
% SHARE TARGET COMMERCIALE 15-64 anni
42.1
37.4
42.4
36.8
41.2
40.9
24 hours
Day Time
Prime Time
Mediaset
RAI

Programme production

Canale 5

Canale 5 proposed a number of entertainment programmes during the year: *Lo show dei record* (28.0%), *C'è posta per te* (29.9%), *Grande Fratello* (25.2%) *Amici di Maria de Filippi* (over 28.7%), *Paperissima* (25.2%), *La Corrida* (27.7%) and *Zelig* (24.1% despite RAI competition with L'isola dei Famosi).

In Prime Time *Striscia La Notizia* closed 2008 with a 26.6% of audience share.

With regard to TV dramas, the following productions posted an excellent performance: *I Cesaroni* (27.2%), *Distretto di polizia* (19.7%), *L'ultimo Padrino* (23.2%), *Io ti assolvo* (21.4%), *Anna e i cinque* (19.7%), *Il sangue e la rosa* (20.0%) and *Amiche mie* (18.2%).

In Day Time worth mentioning is the significant increase in the audience share in the morning time window (8:45 a.m. – 01:00 p.m.) thanks to the following programmes: *Mattino 5* (19.1%) and *Forum* (25.2%), and in the afternoon with *Uomini e donne* (24.6%), *Amici* (22.0% from Monday to Friday, while registering 28.6% and 22.6% of share on Saturdays and Sundays) and *Pomeriggio 5* (16.7%).

Italia 1

In 2008, Italia 1 broadcast various particularly successful productions in terms of audience share: *Le Iene show* (12.9%), *La Talpa* (18.9% on average and 26.5% in the last episode), *Colorado* (13.9%), *Pur purr rid!* (13.2%) and, last but not least, *Il senso della vita* (12.2%), a special programme in Prime time.

In terms of series, investigation dramas proved successful, like: *CSI:Crime Scene Investigation* achieving 11.7% and, last but not least, the two spinoffs *CSI:Miami* and *CSI: New York* with 11.7% and 11.6% of audience share, respectively.

The contribution of some sports programmes was also particularly valuable: the *Motomondiale* world motorcycling championship for the Motogp, 250cc and 125cc category races recorded 29.3%, 15.4% and 11.7% of audience share, respectively. Lastly, *Controcampo ultimo minuto* ended 2008 with an average audience share of 17.1%.

Rete 4

Large space was devoted to films, representing approximately 50% of the Prime Time programme schedule, obtaining the most significant results in terms of audience share with *Braveheart* (16.3%), *Rambo 2 la vendetta* (13.8%) and *Il miglio verde* (13.8%).

In terms of Prime Time productions, good audience results were obtained by the following programmes: *Stranamore* (9.7% and 12.3% on the commercial target over 55 years), *Vite straordinarie* (8.5%) and the two special issues *In viaggio verso Lourdes* (9.5%, 13.3% on the commercial target over 55 years) and *Omaggio a Pavarotti* (8.5% and 12.1% on the commercial target over 55 years).

Always in Prime Time also the following series and soap operas posted a good performance: *Tempesta d'amore* (9.0% and 13.5% on the commercial target over 55 years), *Il comandante Florent* (8.3% e 13.4% on the commercial target over 55 years), *Siska* (7.8% e 12.6% on the commercial target over 55 years), *il commissario Cordier* (7.8% e 12.2% on the commercial target over 55 years).

Programme production

In 2008 RTI produced 39.0% of the TV programmes it broadcast in house, mainly relying on the production capacity of its subsidiary Videotime S.p.A., which has been sector leader for years in television content production and has highly qualified and advanced production equipment and resources that guarantee the production of high quality programmes. The productions involved all the main types of programmes, ranging from entertainment, games and quiz shows to news and sports events.

The table below shows the number of productions developed in 2008 by type and broken down by TV programmes, Digital Terrestrial Technology programmes and commercial programmes:

Type	Number in-house productions								
	2008			2007			Change %		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Programmes TV									
Entertainment and talk show	41	40	81	37	57	94	10.8%	-29.8%	-13.8%
Documentaries	-	3	3	-	-	-	0.0%	0.0%	0.0%
Events	-	1	1	-	1	1	0.0%	0.0%	0.0%
Cultural and Informative Progr.	4	32	36	5	38	43	-20.0%	-15.8%	-16.3%
Soft news	3	18	21	-	17	17	0.0%	5.9%	23.5%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	4	11	15	-	8	8	0.0%	37.5%	87.5%
Promo and Ads	-	8	8	-	7	7	0.0%	14.3%	14.3%
Sport	1	13	14	-	17	17	0.0%	-23.5%	-17.6%
Game and Quiz show	4	7	11	6	8	14	-33.3%	-12.5%	-21.4%
Music	4	4	8	6	8	14	-33.3%	-50.0%	-42.9%
Shopping	1	44	45	4	46	50	-75.0%	-4.3%	-10.0%
Serial Fiction	6	-	6	7	-	7	-14.3%	0.0%	-14.3%
Total programmes TV	**68**	**185**	**253**	**65**	**211**	**276**	**4.6%**	**-12.3%**	**-8.3%**
Soap	-	3	3	-	2	2	0.0%	50.0%	50.0%
Commercial programmes	**-**	**3**	**3**	**-**	**2**	**2**	**0.0%**	**50.0%**	**50.0%**
Premium	9	13	22	11	11	22	-18.2%	18.2%	0.0%
DVB-H	-	2	2	-	2	2	0.0%	0.0%	0.0%
Iris	2	6	8	-	-	-	0.0%	0.0%	0.0%
Total DTT programmes	**11**	**21**	**32**	**11**	**13**	**24**	**0.0%**	**61.5%**	**33.3%**
Total	**79**	**209**	**288**	**76**	**226**	**302**	**3.9%**	**-7.5%**	**-4.6%**

The total number of TV programmes developed during the year increased by 7% in Prime Time and decreased by 12% in Day Time against the same period in the previous year. The most significant changes refer to the following areas: Entertainment, Music, Cultural Programmes, Information Programmes, Reality and Soft News.

In particular, for the afore mentioned areas the following is worth to note for 2008:

Light Entertainment (-17.0%):

- New programmes in 2008: *Ballo delle debuttanti*, *Ciao Darwin* summer edition, *Colorado* (increase in the number of episodes as compared to 2007), *Fantasia Show* and *Stella gemella*, which were later discontinued, *Iene* in autumn, *Paperissima* in Prime Time, La Talpa, Veline;
- Programmes developed in 2007 which were not rebroadcast: *Buona Domenica* (replaced by *Questa Domenica*, falling within the talk show category), *Scherzi a Parte*, *Sputnik*, *Ranger*, *Iene* late night, *Il Senso della vita* re-run, *Stranamore presenta*, *Un due tre stalla* and *Wrestling*;

Music (-43.%):

- New programmes in 2008: *Salute Petra* (Pavarotti);
- Programmes developed in 2007 which were not rebroadcast: *Festivalbar* and *Concerti di Italia*.

Cultural Programmes (-25.0%):

- New programmes in 2008: *Vite straordinarie* late evening;
- Programmes developed in 2007 which were not rebroadcast: *Appuntamento con la Storia* and *Olocausto*, *Jonathan sulle tracce dell'avventura*.

Information Programmes (-13.0%):

- New programmes in 2008: *Borders*, *Pomeriggio 5*, *Tutto in notte ed Elezioni Americane*;
- Programmes developed in 2007 which were not rebroadcast: *Corti di Cronaca*, *Reality Altrove*, *Buon Pomeriggio*, *Lucignolo Day Time*, *Top Secret dossier Cogne*, *Tempi Moderni* Autumn.

Reality (+88,0%):

- New programmes in 2008: *RTV*, *Talent 1*, *Real and Mistery CSI*, *Speciale CSI*, *Amici Live*, *La Talpa*;
- Programmes developed in 2007 which were not rebroadcast: *Un, due tre stalla*.

Soft News (+24,0%):

New programmes in 2008: *Attenti al Lupo*, *Fornelli in Piazza/ Cuochi senza frontiere* and *Quello che le donne non dicono*;

Programmes developed in 2007 which were not rebroadcast: *Viaggiatore album*, *Il mio migliore amico*.

In 2008, the following soap operas were produced in house for Canale 5: *Vivere* and *100 Vetrine* as well as the Prime Time TV dramas: *I Cesaroni 2* and *3*, *Carabinieri 7*, *Ris 4* and *5*, *Delitti Imperfetti 2008* and *Distretto di Polizia 8*.

The digital terrestrial technology programmes posted a 33% growth following to the new productions for the IRIS channel.

End product hours produced in total during 2008 were 8,490 against 8,060 hours produced in 2007, as the table below illustrates in greater detail:

Type	Finished Product Hours				
	2008	% incidence	2007	% incidence	Change %
Entertainment and talk show	1,499	17.7%	1,269	15.7%	18.1%
Documentaries	2	0.0%	-	0.0%	0.0%
Events	6	0.1%	6	0.1%	-1.3%
Cultural and Informative Progr.	686	8.1%	771	9.6%	-11.0%
Soft news	702	8.3%	616	7.6%	13.9%
News	1,896	22.3%	1,846	22.9%	2.7%
Reality	270	3.2%	156	1.9%	73.1%
Promo and Ads	51	0.6%	51	0.6%	0.8%
Sport	675	8.0%	690	8.6%	-2.2%
Game and Quiz show	378	4.5%	479	5.9%	-21.1%
Music	182	2.1%	207	2.6%	-12.2%
Soap	121	1.4%	176	2.2%	-31.5%
Serial Fiction	83	1.0%	78	1.0%	7.0%
Teleshopping	267	3.1%	290	3.6%	-7.9%
Total programmes TV	**6,818**	**80.4%**	**6,635**	**82.2%**	**2.8%**
Premium	1,576	18.6%	1,423	17.7%	10.8%
DVB-H	14	0.2%	3	0.0%	366.7%
Iris	82	1.0%	-	0.0%	0.0%
Total DTT programmes	**1,672**	**19.8%**	**1,426**	**17.7%**	**17.3%**
Total	**8,490**	**100.0%**	**8,060**	**100.0%**	**5.3%**

Acquisition of TV rights

R.T.I. S.p.A. is the owner of Italy's most important library of television rights, which is also one of Europe's major ones.

The Company's objective is the management of the Mediaset Group library of television rights for Italy, carrying out acquisition, development and production activities aimed at the Italian national Free TV and Pay TV television exploitation.

As at 31 December 2008, for the purpose of optimising and rationalising the processes in the operating subsidiaries, R.T.I. S.p.A. completed the acquisition and availability of the library of rights from Mediaset S.p.A..

The table below analyses the Mediaset Group library of the Free TV and Pay TV television rights as at 31 December 2008:

Mediaset Library at 31 December 2008	Free Tv		Pay Tv		Total	
	N. titles	Episodes	N. titles	Episodes	N. titles	Episodes
Film	3,715	3,715	714	714	4,429	4,429
Telefilm	982	19,648	165	2,862	1,147	22,510
Telenovelas	8	1,235	2	169	10	1,404
Cartoons	516	21,885	17	702	533	22,587
Mini-series	277	937	44	186	321	1,123
Soap	20	3,593	9	1,618	29	5,211
Tv movies	1,226	1,259	128	155	1,354	1,414
Others (Musicals, Variety, Short, Docum., ecc.)	422	1,359	292	560	714	1,919
Total	**7,166**	**53,631**	**1,371**	**6,966**	**8,537**	**60,597**


Soap Opera and Telenovelas 0.5%
Cartoons 6.2%
Mini-series 3.8%
Telefilm 13.4%
Film 51.8%
Tv movies 15.9%
Others (Musicals, Variety, Short, Docum., ecc..) 14.2%

The library of television rights is costantly improved through:

American Majors

- R.T.I. S.p.A. has stipulated multi-year contracts with US major producers and distributors (Universal, Twentieth Century Fox, Dreamworks, Sony Columbia and Warner Bros. International), including the acquisition of rights for an average duration of 5 years with the possibility of 5/6 re-runs.
- In particular, in 2008, the multi-year contracts with Universal and Warner Bros started producing the effects, relative to the acquisition of both free TV products and pay TV products aimed at further strengthening the new "Premium Gallery" offering.

International television producers

- R.T.I. S.p.A. has important and consolidated relations with American and European producers in relation to the acquisition of rights for particularly successful television content (TV movies, soap operas, miniseries and telefilms).
- The serial nature of these products, developed on a seasonal basis, facilitates the establishment of a long term relationship between the producer and the user and also increases the viewer loyalty to the network broadcasting them.
- Italian national film producer/distributors.
- Packages are acquired from Italian national operators, including both television rights of films that they have produced (which, taken together with the acquisitions made from European operators, make for a significant amount also in relation to the broadcasting quotas and investment share provided for in the relevant regulation governing television broadcasting) and international film rights.
- In 2008, the relationship with the subsidiary Medusa Film S.p.A., a leading company in the Italian film distribution market, for the supply of rights was also confirmed.

In-house production of TV dramas

- R.T.I. S.p.A. has the expertise and the organisation to select projects and develop TV movie productions, miniseries and series of great success. These products are both produced in house or in collaboration with leading international partners and, in some cases, they are also marketed abroad, thus contributing to cover production costs.
- 2008 was characterised by a strong orientation towards in-house production, in line with that of recent years and aimed at reinforcing the Group's core business. These efforts have seen TV drama become a cornerstone and defining characteristic of R.T.I. S.p.A.'s scheduling.
- A number of long series (TV films and soap operas) were continued and projects defined for the development of high quality mini-series related to current affairs, literary classics and great Italian personalities. In 2008, an experimentation was started aimed at developing totally in-house produced TV dramas as well as selecting projects regarding long series and miniseries through the development and broadcasting of TV Movies, pilots of future series.
- In 2008, corporate transactions were completed which led to the acquisition by R.T.I. S.p.A. of the controlling stake in Taodue S.r.l, Italy's leader in quality TV drama production. Based on the commercial agreement, Taodue S.r.l. will produce, on an exclusive basis, for R.T.I. S.p.A. audiovisual projects, specifically TV dramas, for mainly television exploitation purposes in the next two years.
- Mediavivere S.r.l., a subsidiary equally controlled and managed by R.T.I. S.p.A. and Endemol Italia S.p.A., develops and produces Soap Opera products for the Mediaset Group on an exclusive basis. In 2008 the production agreement negotiated and stipulated by the parent companies was renewed until 2010.
- In addition to the development of the Soap Opera product, in 2008 Mediavivere S.r.l. also produced two new TV dramas - "*Amiche mie*" and "*Piper*" - and two sit coms - "*Don Luca c'è*" and "*Vous les femmes*". The company was also assigned the project of developing new TV dramas that will be produced during 2009.

Purchase agreements stipulated in 2008 and products acquired

In 2008 R.T.I. S.p.A. continued to focus on the development and improvement of its library of rights.

Among the numerous agreements stipulated and projects developed are:

- the acquisition, in line with existing long-term agreements with American majors, of the following products for the Free TV networks: *Il Diavolo veste Prada, Eragon, Inside Man, Miami Vice, Orgoglio e Pregiudizio, Holiday, Ti odio, Ti lascio, Ti..., Madagascar, La Guerra dei Mondi, Shrek 3, Harry Potter e il Calice di Fuoco, Harry Potter e l' Ordine della Fenice, Superman Re-turns, Ocean's 13, Poseidon, Blood Diamone*;
- the acquisition of films available for the Pay TV, such as: The Bourne Ultimatum, Elizabeth: The Golden Age, Mr. Bean's Holiday, Beowulf, Harry Potter and Order of the Phoenix, Ocean' s 13, Volver, 300, Blood Diamone;
- the acquisition of rights for first-run TV series for Free TV: Life, Gossip Girl, Pushing Daises, Chuck, Dexter, Californication;

- the acquisition of rights for first-run TV series for Pay TV: Life, Gossip Girl, Pu-shing Daises, Chuck;
- the acquisition of rights for the new seasons of successful TV series for Free TV, such as: Dr House, 24, Heroes, Law & Order: Special Victims Unit, Law & Order: Criminal Intent, Simpsons, Family Guy, Smallville, Nip & Tuck, CSI, CSI Miami, CSI NY;
- the acquisition of rights for the new seasons of successful TV series for Pay TV, such as: Dr House, Heroes, Law & Order: Criminal Intent, Closer, Smallville, Nip & Tuck, Moonlight, Men in Trees;
- the acquisition of the following films from Medusa Film S.p.A. for the current season for Free Tv, among others: The Departed, Match Point, Olè, A Good Year e Scoop;
- the acquisition of the following films from Medusa Film S.p.A. for the current season for Pay TV, among others: Una Moglie Bellissima, Come Tu Mi Vuoi, Matrimonio alle Baha-mas, Michael Clayton;
- the preference towards long series led to the development of sequels of successful series such as *Distretto di Polizia, Carabinieri, R.I.S,* and *I Cesaroni*, which proved particularly popular with viewers;
- the development of a number of high-profile productions in terms of subject, cast and authors, including: *Squadra Antimafia, Intelligence, I liceali 2, Caterina e le sue figlie 3, Onore e rispetto 2, Amiche mie, Piper, Due imbroglioni e mezzo 2, 4 Padri Single, Dottor Clown, Crociera Via-nello, Amici per la pelle, Un amore di strega, Due mamme di troppo, Finalmente...ricchi e po-veri* and *Finalmente una favola*;
- of particular relevance was the production of the eighth series of *Centovetrine*, the Italian Soap Opera comprising 230 episodes, which has consistently achieved high ratings. The new episodes of the following sit coms were produced: *Buona la Prima 2* and *Don Luca c'è* , the sit com *Medici Miei*, entirely produced in house, and *Vous les femmes*.

Development of the DTT infrastructure and signal transport system

The Mediaset Group signal transport system is owned by its subsidiary Elettronica Industriale and covers 99% of the national territory through 1,700 technological towers. The company has also obtained from the competent authorities the licence of network operator for digital multiplexes on terrestrial frequencies and has stipulated agreements in relation to the DVB-H technology-based broadcasting capacity offering. An option that has also opened the market to mobile telephone operators.

Elettronica Industriale is therefore Italy's leading network operator.

The firs step of the switch-off procedure (ended during 2008 with the conversion to digital technology of all broadcasting systems operating in Sardinia) is supposed to go on following the agenda envisaged by the italian Ministry of the Economic Development, which previews the complete conversion of all the broadcasting system on the entire national area within 2012. With reference to the signal transportation infrastructure, on 2008 the implemetation of the integrated distrubution and contribution network from and to the various television production

centers is going on. This infrastructure will allow to build during the next two years a sophisticated hybrid network (radio-link and optical fibre) using the SDH/IP technology, which will assure and high-speed inter-connectivity (10 Gbit/s) between all the operative headquarters and an improved network reliability towards every single broadcasting site.

Production of TV dramas and films

In 2008, a joint venture was established between Medusa Film and Taodue, leader in the production of quality TV dramas. The union of these two companies will lead to the creation of an Italian production unit which will compete with the main international majors.

Medusa Film SpA is one of Italy's leading companies in the sector of film distribution with a market share that reached 16.6% (second in the ranking of distributors after Universal with a share of 19.7%) in 2008. In the same year, Medusa made the quality of its film list a point of distinction, with 16 movies in the ranking of the first 100 blockbusters, and 20 movies which generated takings higher than EUR 1 million. The company produces and distributes Italian and international films in Italy, managing all the phases included in the product's life cycle, from release in the theatres and home video to the transfer of the relevant television rights.

The film market in 2008 showed a slight decrease (-3.8%) against the same period in the previous year.

Box Office takings (source Cinetel) amounted to EUR 594 million, corresponding to 99 million tickets sold against 103 million sold in 2007, which was a record year.

The Italian film production industry (co-productions included) registered a 29% market share (source Ufficio Studi Anica). This figure, though lower than that registered in the record year of (31.7%), is still definitely above the historical average (22-24%).

The afore-mentioned, still limited, market contraction in 2008 seems to confirm a phenomenon that had already emerged in past years, that is, the sector's anti-cyclic nature vis-à-vis the general economic scenario. The cost of cinema tickets is considered a bargain compared to other leisure time options, thus confirming the importance of theatres as a preferred location to watch films and as a basic element for the creation of value for its subsequent exploitation.

The Mediaset Group - through **Medusa Cinema and Medusa Multicinema,** belonging to the Circuito Medusa Cinema – manages 10 multiplex theatres and one single screen theatre for a total of 101 screens, ranking third in Italy with a 7.5% market share in 2008. A 2.2% reduction was observed against the previous year, still better than the market average (-3.8%).

The market is extremely fragmented, with the first 8 operators accounting for a market share of less than 40% (38%): UCI (22 multiplex theatres and 233 screens) is market leader (11.2% vs. 10.7% registered in the previous year); Warner (17 multiplex theatres and 172 screens) ranks second for the second consecutive year with a 9.1% market share.

It should however be noted that among the three market leaders, the Medusa circuit is undoubtedly the one posting the best performance. In fact, if we compare the average Box Office revenues per screen, the values for UCI and Warner are EUR 289,000 and EUR 329,000, respectively, against EUR 446,000 for Medusa (+54% vs. UCI; +36% vs. Warner).

Taodue, Italy's leader in the production of quality TV dramas, started producing TV dramas at the end of the '60s, posting positive audience results in many seasons of the Canale 5 programme schedule, with successful productions, such as: *Karol, Nassirya,Paolo Borsellino, Maria Montessori, Il capo dei capi, Distretto di polizia, Uno Bianca* and *Ris*. Taodue's main objective is the production of films inspired by real life events. In fact, news items and historical events have been and continue to be the basis for the development of projects, which have enabled the company to stand out in the Italian television market.

In 2008, hours produced by TaoDue totalled 74, down from the 62 produced in the previous year. This difference is mainly due to the different type of product delivered, which in 2007 primarily included miniseries with a total duration of 4 hours. These miniseries were not produced in the year in question.

Among the most successful 2008 productions were: "*Distretto di polizia*", "*Ris delitti imperfetti*" and "*I Liceali*", while the series "*Squadra Antimafia*", "*Intelligence*" and "*Hospital*" have not been broadcast yet.

For 2009, the series "*Distretto di Polizia*", "*Ris*", "*I Liceali 3*", and the sequel of "*Squadra Antimafia*" and "*Intelligence*" are already in production.

Digital terrestrial technology

The entire Italian generalistic television will be broadcast in digital terrestrial technology by 2012. Since the very beginning in 2003, the Mediaset Group strongly believed in this new technology and invested approximately EUR 1.7 billion in the process of shifting frequencies to the digital technology as well as in the purchase of content. Thanks to the digital terrestrial technology, Mediaset improved the offering of its three main networks by introducing two new channels – Iris and Boing (in partnership with Turner Broadcasting System Europe of the Time Warner Group) and Mediashopping. Thanks to its broadcasting capacity, the Group also transports third party channels, offers premium content in pay-per-view format and has begun DVB-H technology based broadcasting for Mobile TV.

Next year, free-to-air network programme schedules will progressively migrate first to 16:9 format and then to high definition in order to improve image quality and provide viewers with a more compelling television experience. In the Sardinia region, RTI S.p.A. has already begun to broadcast Retequattro programmes in high definition, posting an excellent result. In particular, based on a statistical sample of Sardinian households, it emerged that, in a majority of cases, Retequattro HD replaced the SD version of the same channel in fourth position.

Improvement of television programmes through interactive TV

The entire offering provided by R.T.I S.p.A. on DTT (both free-to-air and pay) uses interactive TV as a tool to provide viewers with innovative services that make the experience of watching TV increasingly involving.

Since 2003, the portals of Canale 5 Plus, Italia 1 Plus and Rete 4 Plus, broadcast on the three generalistc networks of the digital terrestrial have included viewer-oriented interactive services. These services further improve the most important television programmes and offer "always on" information services (e.g. flash news, sports news, weather forecasts and so on).

From the outset, the "Mediaset premium" pay-per-view offer has increased in terms of interactive services; in 2008 the offer was also enriched through new tools of "electronic guide

to programmes" in order to meet the needs of "orientation to the offer" to the benefit of viewers.

In the year under investigation, the overall offering of interactive content and services comprised more than 75 interactive applications accessible during the broadcasting of the programme of reference, or from the network portals of Canale 5 Plus, Italia 1 Plus and Rete 4 Plus. In addition, specific interactive services have been developed for the all digital areas and, in particular, for the Sardinia region, which completed the transition to digital technology on 1 November 2008, thus becoming Italy's first all digital region.

R.T.I. S.p.A. is currently regarded as Europe's leading commercial broadcaster in terms of interactive TV content quality and quantity.

In 2008 the following particularly popular programmes were also enriched with interactive applications:

- "*Chi vuol essere milionario*": the interactive application broadcast concurrently with the programme, allows viewers to challenge the contestant in the show from home and participate in a prize contest or to be selected to participate in the selections for contestants in the studios. This interactive application proved particularly successful, reaching the highest ratings of appreciation and use among all the existing interactive applications. In the two spring and fall editions, more than 140,000 registrations were submitted to participate in the prize contest.
- Interactive "*Controcampo*": this application includes news concerning the results and comments on the football matches of the "Serie A" League of the same Sunday.
- "UEFA Champions' League": broadcast on Mediaset premium concurrently with the football matches, this interactive application offers not only real time updates and statistics, but also information and curiosities on the football clubs involved in the same matches.
- "Amici di Maria De Filippi": the interactive version of this programme provides the possibility of receiving constantly updated news and exclusive curiosities on Italy's most famous school.
- "Grande Fratello": in the two versions for Mediaset Premium and Canale 5 Plus, this application provides round the clock viewing of what happens in the house with three different videocameras directly controlled by viewers. Moreover, Canale 5 Plus also offers detailed information – updated on a daily basis – on what happens in the "Grande Fratello" house (e.g. interviews with VIPs, columns and curiosities about participants in past editions).
- "Italia 1 Teen": the space dedicated to teenagers with news, gossips, curiosities on the music universe, including the possibility of text messaging in a special section within the interactive application.
- "Cinema 5", "Cinema 1" and "Cinema 4": these are interactive applications on Canale 5, Italia 1 and Rete 4, respectively, offering information on the films broadcast in the prime time and late night time windows, the plots and the curiosities regarding the film as well as a preview of the trailers. This application also lets viewers to select the original language sound track.

- "Serie Tv" and "Portale fiction": these offer information on the plot, characters and original language sound track of the main self-produced and acquired series.

Also in relation to advertising sales and, in particular, interactive advertising sales, R.T.I. S.p.A. proved to be in the forefront both in terms of quantity and quality of advertisers, which have shown interest in this new form of interactive contact. 15% of the applications broadcast referred to interactive advertising, mainly proposed in the form of "Tv-site", that is, as a space that can be accessed by interactive surfers and exclusively dedicated to consumers: information and detailed analyses, images and videos, "advergames" and quiz shows, promotions and "t-commerce". These tools permit the expansion of communication content in favour of the brand experience, providing viewers with the possibility of getting to know brands and products in depth, by also establishing and developing an immediate relation with them, capturing viewers directly both in terms of communication and commercial purposes.

For next year, R.T.I. S.p.A.'s objective is to continue the expansion of the interactive offering, making it increasingly attractive also in view of providing advertisers with new and powerful contact tools to attract potential customers.

Development of the DTT infrastructure

The combined efforts of the many operators in the sector who have continued to invest in the development of the digital terrestrial platform are currently making a remarkable contribution to the upgrading and strengthening of Italian DTT infrastructures. At the end of 2007, there were 10 digital terrestrial multiplexes operating in the country (two exclusively dedicated to DVB-H technology) and 180 multiplexes with local or regional coverage.

Through Elettronica Industriale S.p.A., R.T.I. S.p.A. has made concerted efforts to extend coverage of the Mediaset 1 multiplex, which currently reaches 82% of the population and the Mediaset 2 multiplex, which currently reaches 75% of the population. The new multiplex dedicated to the broadcast of DVB-H standard content currently covers more than 70% of the population.

The range of channels currently on offer includes 28 channels available in free digital terrestrial mode with national coverage, of which 20 are new channels created for the digital platform compared to the analogue offering. The number of DTT channels is destined to increase in the upcoming years, also thanks to the future development by means of tender of the regulatory obligation to transfer 40% of broadcasting capacity of the MUXs of Mediaset, RAI and Telecom Italia Media to third-party operators. RTI will broadcast on its networks 6 third party operator channels and, specifically, on the Mediaset 1 multiplex, the following channels: Alphabet, Class News and Coming Soon; and on the Mediaset2 multiplex: Disney Channel, Playhouse Di-sney and Cartoon Network.

The spread of DTT

In 2007, digital terrestrial television continued with its expansion plan at a high pace. Research conducted by GFK – Eurisko revealed that in the January-December 2008 time span more than 5 million DTT decoders were sold, of which approximately 3.5 million were idTV integrated, increasing the total number of houselholds with a digital terrestrial decoder to slightly below 7.5 million. Retail prices of the cheapest interactive decoders remained steady at EUR 70 and 90% of the decoders purchased by Italian households support the DVB MHP 1.0.2 interactive standard and are equipped with smart card reader for the reception of pay services, including Mediaset Premium.

A range of factors have contributed to confirming the success of digital terrestrial television, including the expansion of the free and pay offer made by operators as well as the increased coverage of the existing multiplexes. In fact, both the total switch-off in the Sardinia region and the switching off of Rai Due and Rete 4 analogue broadcasting in the Valle d'Aosta strongly contributed to the growth of digital terrestrial television. Moreover, the increased sales of television sets with built-in DTT tuners are also substantially upping the penetration of the digital terrestrial television. And the increased popularity of idTVs will become one of the major development drivers for DTT technology in the upcoming years. In particular, as mandated by law, all television sets sold starting from April 2009 will have built-in DTT tuners. This will lead to a natural adjustment to the new technology by Italian households, in anticipation of the switch-off scheduled for 2012.

According to the government calendar concerning switch-off deadlines, by the end of next year, more than 30% of Italian household will have shifted to digital terrestrial technology. In fact, in 2009 the transition to the digital technology is expected to be completed in different regions, including Western Piedmont (within September 2009), Lazio and Campania (by the end of 2009). This is the next important step in the digitalization process of terrestrial broadcasting by 2012.

Participation in DGTVi, switch-off support and the establishment of Tivù

In 2008, R.T.I. S.p.A., also through its membership in DGTVI, confirmed its active support for the process of migration from analogue television to digital television, taking the lead in favour of a swift and effective transition in the interest of the entire country.

DGTVi maintained its leadership role in the promotion and distribution of the digital terrestrial technology in Italia. The association that groups all Italian national free-to-air broadcasters, R.T.I. S.p.A. included, as well as local television federations, renewed its commitment for the definition of open and interoperating standards for digital terrestrial receivers and decoders and the promotion and support of the switch-off process. In this context, DGTVI confirmed its readiness to assist local and national operators in the co-ordination of this delicate and important process.

The "stickers" project, launched by DGTVI as a quality certification tool for DTT receivers, proved considerably sucessful. In 2008, almost all television manufacturers joined the agreement (Finlux, Imperial, Innohit, Graetz, LG Electronics, Loewe, Panasonic, Philips, Samsung, Sharp, Sony, Telefunken). These "stickers" play a fundamental role in assisting consumers in the identification of decoders and receivers suitable for the reception of the digital terrestrial signal. In addition, they facilitated the development of an open and interoperating digital terrestrial platform for the benefit of all opearators involved.

In 2008, DGTVi communication activities were mainly concentrated in the Sardinia region, which completed the switch-off process last December, becoming Italy's first all-digital region. The activities included the distribution of 200,000 informative leaflets, distribution of trade-marketing POP materials (i.e. totems, tabs, leaflets) at the main electronics and household applicance retail stores and the development of an *ad hoc* campaign centered on the "stickers" initiative, channeled through trade and sector-specific magazines.

Lastly, in 2008, R.T.I. S.p.A., together with Rai and Telecom Italia Media, established Tivù s.r.l, with the objective of promoting and communicating the digital terrestrial technology through the "Tivù" umbrella brand, under which all the company's communication efforts will be

channelled. Tivù will also launch a free satellite television service that will guarantee the same television entertainment offering made available on DTT in the areas which are not yet covered by the digital terrestrial technology.

Free Digital Channels

On 20 November 2004 Mediaset launched **Boing**, the only free-to-air channel for children included in the digital terrestrial platform. This channel is the result of a joint venture between Rti, which owns 51% of this newco, and Turner Broadcasting System Europe, a company of the Time Warner group, which owns the rights of some of the world's favorite cartoons.

The quality content that characterises it along with the brand enhancement confirmed the RTI theme-based children-focused digital terrestrial channel as the first ranking channel in terms of audience share among the youngest commercial targets. With an audience share of 2.5% in the commercial target aged 4-14, Boing ranks second in the rankings of theme-based children-focused digital channels, after Disney Channel and ahead of Playhouse Disney and Jetix.

Iris is a theme-based channel dedicated to films and culture. In addition to the most famous films, its programme schedule also includes documentaries, plays, lyrics and literature, featuring dedicated shows.

Pay TV: Mediaset Premium

In order to meet emerging market needs, R.T.I. S.p.A. reinforced its commitment to the improvement of Mediaset Premium, it pay TV service, completing the offer with the free-to-air business. Specifically, during the year in question, significant investments were made aimed at purchasing exclusive content, impriving the quality of customer service, increasing the coverage of digital television networks and broadcasting pay TV services.

As it did in the past, Premium broadcasts all live home and away matches of the main "Serie A" football clubs, all the matches of the UEFA Champions League as well as the exclusive rights to broadcast the matches of the World Cup for Clubs, in which Milan participated. Diretta Premium also broadcasts all the goals and the highlights from all the "Serie A" football matches live. This is an exclusive service for the digital terrestrial. The Premium Calcio offering is also available on mobile telephone terminals as part of the packages offered by TIM and H3G.

From January 2008, in addition to the only "Calcio" service, the offering of pay TV content has increased through the launch of Premium Gallery, revolving around three universes: Joi, Mya and Steel, with different commercial targets.

In particular, Joi, for the entire family, will be dedicated to blockbuster films, the most popular TV series and classics. Mya will mainly address to a female target, presenting sentimental films, romances and intriguing plots. Lastly, Steel, designed for young male viewers aged twenty to fourty, broadcasts high-adrenaline action content, thrillers, horror and science fiction films.

These 3 universes are also accompanied by the relevant versions broadcast one hour later: Joi +1, Mya+1 and Steel+1, giving users the option of making six different simultaneous choices.

The Premium Gallery offering includes 3000 hours of Cinema and Series in preview in a year. The programme schedule of Joi, Mya and Steel includes content produced by the two main US Majors - Universal and Warner -, the very best of the US products exclusively broadcast in Italy. In addition, it also relies on Mediaset and Medusa libraries of rights, which mainly concentrate on local content. For the first time in Italy, Premium Gallery also broadcasts SciFi produced content, primarily regarding thrillers and science fiction.

In July 2008, Disney Channel (along with the version broadcast one hour later, Disney Channel +1) joined Premium Gallery. Disney Channel is the mostly watched channel by children and teenagers aged 8-14 years. Concurrently, Premium Gallery also improved the offering for football fans through the launch of Premium Calcio 24, a 24-hour channel entirely dedicated to the universe of football.

In July 2008, Mediaset Premium also introduced "Easypay", a new payment method which complements the pre-paid card system, reinforcing customer loyalty by offering increasingly flexible payment solutions. Easypay is the result of a thorough analysis of the customer base, which at the very beginning was essentially unknown, in order to improve the quality of customer care and simultaneously be in a position to carry out marketing and promotion-oriented actions addressed to specific commercial targets.

At year end, the Premium Gallery offering further improved with the launch of Premium Fantasy, including four proposals dedicated to children and teenagers.

In addition to Disney Channel and Disney Channel +1, the expanded offering includes: Playhouse Disney, the channel most watched by pre-school children; Cartoon Network, dedicated to the commercial target aged 8-14 years, boasting the largest cartoons library; and Hiro, a channel produced by Mediaset with the very best of Italia Uno, dedicated to children and teenagers aged 8-14 years.

Lastly, for the purpose of providing a better quality television service, the development of 16:9 format broadcasting has continued, including both football events and entertainment programmes.

In line with the publishing policy adopted in 2008, Mediaset Premium will continue to focus on the improvement of the programme schedule it offers, both in linear and non-linear format, addressing all the specific commercial targets. The transition to 16:9 format broadcasting is expected to be completed along with the launch of high definition broadcasting.

Mediaset Premium growth, which outperformed expectations, confirmed the validity of the strategic decisions made in the year, closing with more than 2.9 million active customers, of which approximately 340,000 on Easy Pay.

In addition to improved content offering, 2008 success is also due to the strong emphasis on commercial and distribution activities, trade marketing and customer care.

In particular, the commercial and distribution agreements with leading operators and consumer electronics sales outlets, bars and tobacconists, newstands and lottery stands have been intensified in order to make the Premium Gallery offering available and easily accessible to users all across the country, reaching more than 80,000 stores in all.

Particularly in the switch-off areas, in order to increase visibility across the country, "in store promotion" activities have been intensified, using hostesses at sales outlets to distribute promotional material and information.

In 2008 also the bundle initiatives linked to the Premium card with decoder and CAM for television sets have also been intensified, accelerating the development of the Premium Gallery customer base.

Teleselling campaigns have been launched in order to accelerate the growth of the Premium Gallery customer base and more effectively communicate promotions about the offer.

Lastly, Customer relations are managed by a Customer Service structure organised on two levels. The first one is a totally dedicated Call Center that, thanks to the support of specialised operators, in 2008 handled and resolved approximately 3.5 million calls, guaranteeing a good level of service at peak times. The second level is based on a Technical Back Office, responsible for the management of any breakdowns in the service, which is constantly in contact with all of the technical and operation structures inside the company.

In addition, an advanced and user-friendly IVR system (an always-on automatic answering system) enables customers to autonomously manage operations linked to activation of cards, recharges and the purchase of prepaid packages.

New Media and Brand Extension

R.T.I. S.p.A.'s New Business Department is responsible for bringing together all the activities directly aimed at the final user, that complement the core business and optimise its potential, building on the creation of synergies: web sites, value added telephone and computer services (Interactive Media), Licensing & Merchandising, Publishing Products, music, distance shopping (MediaShopping).

R.T.I. S.p.A.'s multimedia activities are managed by Interactive Media, which is responsible for the creation of services and content to be used accross different platforms (the Internet, teletext and telecommunications) with the final objective of promoting content extension initiatives.

RTI S.p.A. operates in the web in two different areas:

- entertainment through the Mediaset.it (www.mediaset.it) website, the point of entry for all Mediaset's web content;
- news with TG5.it (www.tg5.it), Studio Aperto.it (www.studioaperto.it), TGFIN (www.tgfin.it), TG4 (www.tg4.it) and TGCOM (www.tgcom.it). In particular, the editorial staff of TGCOM delivers journalistic content for a range of technology platforms, including the Internet, teletext, radio, analogue and digital tv, mobile phones. In March 2008 the SportMediaset website (www.sportmediaset.it) was launched, entirely dedicated to sports news, developed by Mediaset team of sports journalists.

In terms of entertainment, the video.mediaset.it web site was activitated in April 2008. This project involves the offer of previously unseen interview footage on the web. This combination of television and the Internet has generated excellent results in terms of audience, on one hand, and, on the other, has allowed the introduction of new forms of advertising such as opening banners of video clips. This website was subject to a complete restyling operation last November, for the purpose of enabling Digitalia 08 to develop target-oriented advertising initiatives. The Mediaset video offering is integrated by the Rivideo website (www.rivideo.it), providing the possibility of purchasing films and TV productions broadcast on the Mediaset networks.

The Reti R.T.I. S.p.A. (Mediavideo) teletext, first launched on 24 November 1997, is an 800-page multimedia news source with innovative content, graphics and a user-friendly interface. Additional points of strength include differentiation by channel and the up-to-date nature and variety of content. Mediavideo is active on both analogue and digital television.

RTI Interactive Media is also active in the mobile phone area with the aim of delivering innovative content and services to mobile phone users through:

- brand extension, aimed at leveraging well-established brands and formats with the TV audience (for example, the interactive game of the programme Grand Prix, info-news services like "TG5 sms" and "TG5 mms", news video content produced by Tgcom);
- interactivity, aimed at creating interactive moments between viewers and television programmes (for example voting and inbox).

Licensing

- Continuation of the consolidation of the licensing activities related to the world of cartoons mainly focused on the children's area (toys, back to school, stationary products, etc.); the great commercial efforts committed have delivered positive results both in terms of number of contracts and penetration into new segments.
- Continuation of the licensing agency activity with positive results on non-TV brands.

Merchandising

- In 2008, an e-commerce web site was established and launched at the experimental level linked to products with brands referable to television programmes. Data derived from the first months of activities show a positive trend for home video products referable to TV series.

Publishing Products

This area is currently consolidating its activities: in the year of reference approximately thirty initiatives for about fifty newsstand-only titles were developed.

- Sports products

Products linked to the football universe posted excellent sales results as well as good margins despite the shifting of Controcampo magazine from the newsstand to the web. The initiatives linked to motorcycle racing were negatively affected by Valentino Rossi's off year.

- Products ancillary to the programme schedule
  - Kids. Mermaid Melody, the new programme in the afternoon schedule of Italia 1, posted the best performance.
  - Entertainment. Products were proposed in the newsstands linked to programmes like Buona la Prima, I Cesaroni, Scherzi a parte. Excellent results also for Lucignolo, with its Guida ai Locali estivi and Melita's Calendar, second best-selling product in this category.
  - News. In December the first editorial initiative of the TG5 was launched, including a book and a DVD correlated to the Gusto gourmet programme. Other initiatives are currently being evaluated in order to exploit the editorial and the communication potential of news items.

Music

R.T.I. S.p.A. Music is responsible for delivering consulting services regarding music to all of the Group's television productions.

In 2008 RTI Music also started producing television formats like Talent1 broadcast on Italia 1, currently available in the web through a website that meets the requirements of a community, typical of the Internet universe.

Media Shopping

Media Shopping currently represents an unprecedented case in the teleshopping market segment, the so-called 'remote' shopping. It offers shopping options on a large number of means and tools: TV (Channel 24h in digital terrestrial and in satellite digital to Sky 808, daily windows on the Mediaset analague channels), Internet (www.mediashopping.it), large scale retail trade (through the agreement with leading retail chains), telemarketing and mail orders. Media Shopping confirms also its presence on the main hypermarket chains and manages an its own outlet in Rome.

Spain

Mediaset is the majority shareholder of Telecinco, the Spanish television group managing the television network of the same name, which began broadcasting activities in the '90s. Currently, Telecinco is undoubtedly Europe's most profitable television group.

The company is listed on the Madrid Stock Exchange and is included in Ibex 35, the index referring to the thirty-five top companies in Spain.

The Telecinco Group operates in Spain as an integrated television group in the following segments:

- **Advertising**
  (Publiespana)
- **Advertising on non-television media owned both by the Group and third parties**
  (Publimedia)
- Analogue **generalistic television**
  (Telecinco)
- **Press Agency**
  (ATLAS)
- **Digital Terrestrial Technology**
  Free-to-air theme-based channels in digital terrestrial technology (Telecinco Dos, Canal Factoria de Ficcion)
- **Teleshopping**
  (Publieci Television)
- **Internet**
  (by means of Conecta5, a totally owned company)
- **Stake in a North-American television channel** intended for hispanic people
  (Caribevision)

The advertising market

The Spanish television advertising market is the fifth largest in Europe. It ranks second, after Italy, by incidence of television on the total of investments made in traditional media (based on Infoadex data, the percentage is equal to 43.2%).

Compared to the Italian market, Spanish competition is more fragmented. In addition to Telecinco, the following new players have penetrated the same market of reference: the public Televisione Espanola group with two networks (TVE I and TVE2); a private commercial broadcaster, Antena 3; a federation of local broadcasters (autonomicas) grouped under the La Forta brand and the digital Digital+ platform, with approximately 2 million subscriptions. In 2005, Cuatro also joined competition. Cuatro was established in 2005, thanks to the changes applied in the legislation, which enabled the conversion into free-to-air of the satellite pay TV licence for Canal+ and La Sexta+, a new broadcaster with analogue licence.

The international economic crisis cast its shadow over the Spanish economy as well, leading to an overall market scenario characterised by considerable uncertainty and reduction in consumption, which, in turn, negatively affected advertising investments. The television market was characterised by a negative trend starting from last May and this resulted in an 11% drop at year end. Sales from television advertising for the Telecinco Group, generated through its subsidiary Publiespana, dropped 11.1%, in line with the average trend of the market of reference. Nevertheless, Publiespana managed to maintain a 30.8% market share, in line with the previous year (31% in 2007).

Media	2008		2007		Change
	EUR m	share %	EUR m	share %	%
Press	2,229.1	31.4%	2,749.7	34.4%	-18.9%
Television	2,988.1	42.1%	3,357.6	42.0%	-11.0%
Other tv Channels	37.9	0.5%	50.9	0.6%	0.0%
Radio	641.9	9.0%	678.1	8.5%	-5.3%
Outdoor	518.3	7.3%	568.0	7.1%	-8.8%
Cinema	21.0	0.3%	38.4	0.5%	-45.3%
Thematic Channels	56.1	0.8%	60.1	0.8%	-6.7%
Internet	610.0	8.6%	482.4	6.0%	26.5%
Total Market	**7,102.5**	**100.0%**	**7,985.1**	**100.0%**	**-12.2%**

Programme schedule management and audience

Telecinco confirmed its undisputed leadership as Spain's most frequently watched television both in Prime Time and in 24 Hours. Despite the penetration of new competitors, Cuatro and La Sexta, Telecinco has managed to maintain steadier audience levels than its competitors. Over time, Telecinco consolidated its orientation towards in house production, which currently exceeds 80% of its total output. The two main programme types that characterise and distinguish the Telecinco offering are internal fiction and entertainment.

At the beginning of 2008, Telecinco decided to also penetrate the North American market. For this specific purpose, it acquired a significant equity interest (28.3% of the total capital) of Caribevision, a channel intended for the US Hispanic community. The network, which broadcasts in New York, Miami and Puertorico, has a potential customer base of approximately 50 million viewers.

Telecinco confirmed its undisputed leadership as Spain's most frequently watched television channel for the fifth consecutive year, posting the highest lead ever recorded on its main competitors. The network share in 24 Hours was equal to 18.1% (down from 20.3% in 2007), maintaining a competitive edge over its main competitors, TVE 1 and Antena 3 of 1.2 % and 2.1% , respectively.

Telecinco was the undisputed leader in terms of audience share throughout the year, except for the month of August, due to the Beijing Olympic Games, and December, due to the change in the mix of viewers during the Christmas holidays.

With specific reference to Prime Time, Telecinco reached an audience share equal to 20% (dropping 0.9 % against the previous year) against 16.2% achieved by TVE 1 and 15.2% of Antena 3. With regard to the aforementioned time window, the excellent performance posted by Cuatro in the month of June is noteworthy, driven by the broadcast of the UEFA European Football Championship, which was won by the Spanish team; the lower in the audience share

with reference to the previous year is mainly due to the lowest contribution of the afternoon time slot, that should however take advantage of the new publishing offer structure even in the first month of 2009.


24 HOURS
% INDIVIDUAL SHARE
23.4
21.4
22.1
22.3
21.2
20.3
18.1
21.4
19.5
20.8
19.6
21.3
19.4
17.2
16.9
18.2
17.4
17.3
18.3
17.4
16
15.1
14.5
14.1
2003
2004
2005
2006
2007
2008
Telecinco
Tve
Antena3
Forta

Also in relation to its commercial target, the group confirmed its position as the country's leading channel in all the three time windows.

In 24 Hours Telecinco reached 19.6% of audience share compared to 16.5% obtained by Antena 3 and 13.5% by TVE 1, a competitive advantage that is even stronger if compared to Prime Time data, where the Mediaset Spanish network led with 21.5% against 15.7% of Antena 3 and 13.1 of TVE 1.


24 HOURS - COMMERCIAL TARGET
% INDIVIDUAL SHARE
23.3
24
25.3
24.7
23.1
22.5
19.6
21.1
20
21.4
22.2
19.9
17.4
16.5
18.2
16.3
14.7
13.4
13.5
15.8
17
15.3
14.9
12.5
11.6
11
2002
2003
2004
2005
2006
2007
2008
Telecinco
Tve1
Antena 3
Forta

These excellent results in terms of audience share are the results of a programme schedule based on a very well balanced mix of programmes in all the time windows and, in particular, in Prime Time, where the main advertising revenues are generated. Among the most watched programmes are: Yo Soy Bea (22.4%), Aida (29.9%), the soap opera Sin tetas no hay paraiso (23.7%); and the US series CSI Las Vegas (25.4%). Also reality shows also posted excellent results in terms of audience share, such as Operacion trionfo (26.8%) and Supervivientes (27%)

and the sitcoms, Camera Cafè (19.4%) and Escenas de Matrimonio (19.5%) also did well. Telecinco was also the first broadcaster in Europe to produce the tenth edition of "Big Brother", which reached 25.6% of audience share in Prime Time. Sports, too, had an important impact with the Formula 1 Grand Prix Racing (42.5%), the King's Cup (37.1%), the Spanish Liga (29.1%) and the UEFA Super Cup Football matches (32.4%).

As the table below clearly shows, in 2008, Telecinco focused on concerted efforts to further enhance the weight of in-house production, increasing it from 83.6% of 2007 to 85.8% in the year under investigation .

Telecinco Broadcasted contents (hours)	**2008**		**2007**		**Changes**	
Film	502	5.7%	522	6.0%	(20)	-3.8%
TV Movies, Mini-series e Telefilm	463	5.3%	641	7.3%	(179)	-27.8%
Cartoons	279	3.2%	271	3.1%	8	2.8%
Total TV Rights	**1,243**	**14.2%**	**1,434**	**16.4%**	**(191)**	**-13.3%**
Quiz-game-show	1,773	20.2%	915	10.4%	858	93.8%
Sport	189	2.2%	196	2.2%	(7)	-3.6%
Documentaries and others	2,749	31.3%	3,377	38.6%	(628)	-18.6%
News	1,684	19.2%	1,798	20.5%	(114)	-6.3%
Fiction	1,094	12.5%	957	10.9%	138	14.4%
Others	52	0.6%	84	1.0%	(32)	-37.7%
Total in-house productions	**7,541**	**85.8%**	**7,326**	**83.6%**	**215**	**2.9%**
Total	**8,784**	**100.0%**	**8,760**	**100.0%**	**24**	**0.3%**

As confirmation of the quality of the programmes contained in Telecinco's programme schedule offering, the table below shows the 20 best "line up" programmes of 2007, of which 10 were broadcast by the Mediaset Spanish television station:

	Programmes	**Channel**	**Audience**	**Average Share (%)**		**Programmes**	**Channel**	**Audience**	**Average Share (%)**
1	Post Futbol: Eurocopa	CUATRO	8,824	62.6	**11**	**Futbol: Liga Espanola**	**TELECINCO**	**4,770**	**29.1**
2	Prorroga Futbol: Eurocopa	CUATRO	7,551	48.0	**12**	**CSI: Las Vegas**	**TELECINCO**	**4,577**	**25.4**
3	2008: Debate	TVE1	7,469	34.5	13	Futbol Copa Uefa	ANTENA 3	4,533	28.2
4	**Futbol Copa del Rey**	**TELECINCO**	**7,136**	**37.1**	**14**	**CSI: Miami**	**TELECINCO**	**4,505**	**22.8**
5	Prorroga Futbol: Campeo	ANTENA 3	6,141	30.9	**15**	**Formula 1**	**TELECINCO**	**4,194**	**42.5**
6	Futbol Eurocopa	CUATRO	5,807	40.4	**16**	**Futbol Supercopa**	**TELECINCO**	**4,172**	**32.4**
7	**AIDA**	**TELECINCO**	**5,492**	**29.9**	17	Cuentame Como Paso	TVE1	4,111	23.0
8	Futbol: Liga de Campeones	ANTENA 3	5,215	31.2	**18**	**Previo: Futbol Copa del Rey**	**TELECINCO**	**4,107**	**23.1**
9	Futbol: Mondial Clasification	TVE1	5,209	34.3	**19**	**Sin tetas no hay paraiso**	**TELECINCO**	**3,989**	**23.7**
10	El Castigo	ANTENA 3	5,105	27.2	**20**	**Operacion Triunfo**	**TELECINCO**	**3,836**	**26.8**

Acquisition of television rights

In line with the regulations in force, which states that Spanish television operators must invest 5% of their revenues in Spanish and European film productions, Telecinco made significant investments in quality products through its subsidiary **Estudios Picasso Fabbrica de Ficcion SAU**. It is worth mentioning the movie *Agora*, a proven quality film production, which is supposed to be completed in the second half of 2009 and which will be presented in the main international movie festivals.

Digital Terrestrial Television

Thanks to its Broadcasting Station, Telecinco relies on a digital platform that can distribute and

receive audiovisual content via satellite, fibre optics, mobile network and ADSL.

Thanks to the ratification of the law authorising the introduction of digital terrestrial television in Spain, Telecinco obtained, along with the other television players, the concessions relative to the broadcasting of two new digital channels to be added to simulcast broadcasting on the DTT multiplexes of the generalistic channels: **Telecinco Dos**, dedicated to sport events, and **FDF** (*Factoria de Ficcion*), representing a scheduling focused on internal and international fiction contents.

Telecinco plays a fundamental role in technological innovation also in relation to **Mobile television**, thanks to its ongoing experimentation accomplished and still in progress with the leading mobile telephone operators in the main Spanish cities. Close attention is also devoted to the Internet. In fact, the Telecinco Group.es portal and the Telecinco informativostelecinco.com information and news website top the rating in their respective categories.

Equity investments

Mediaset, through some of its equity investments, presides the industry of content and television format production and its own development strategy on the international television high-potential markets (Maghreb, China and spanish-speaking areas of North America). With reference to the first item the most important equity investment is represented by the stake in Endemol Group through the investment in Edam Acquisition Holding I Cooperatief U.A., an international consortium formed by Mediacinco Cartera (Mediaset Group), Cyrte, whose vast majority of shares is owned by the original co-founder John de Mol, and the merchant bank Goldman Sachs. In July 2007 this company made effective the acquisition of the control stake of Endemol B.V..

Endemol is Europe's leading independent television production company. In just a short time, the company has managed to become the Spanish national and an international leader in the production of entertainment and TV drama programmes, with productions that are regarded as part of the worldwide television legacy. The company produces more than 15,000 hours of programmes every year.

Endemol is based in the Netherlands and has a total of 25 branches and joint ventures all over the world, scattered in all five continents: France, Italy, Germany, Spain, United Kingdom, the Netherlands, Denmark, Norway, Belgium, the United States, South Africa, Australia, Argentina and Brazil (to mention just a few).

Thanks to its library of rights containing 1,400 formats, Endemol is in a position to satisfy the growing demand for TV drama products (series, miniseries and soap operas) and entertainment products (reality shows, game shows, talk shows, talent shows, makeover shows, etc...), without overlooking the need to adapt global content to the style and needs of each single country. Endemol relies on one of the world's most important creative laboratory, through which it constantly develops new television proposals. It attentively studies how to match programmes with the specific needs of each single market and it also carries out market research in order to understand to what extent the original products can be marketed in foreign countries. The company manages the Group's format catalogue and purchases programmes in the main international markets. This activity enables it to consistently monitor the production of international formats and their rating.

International advertising

For the purpose of interpreting and further developing the international advertising market, which is increasingly characterised by the formation of business combinations and continuous shifts in the decision-making centres, in 1996 the Mediaset Group assigned to **Publieurope Ltd.** the task of organising and managing adequate monitoring activities in the European territory with the objective of generating additional revenues from the following sources:

- search for new business opportunities in other countries;
- constant contacts with the headquarters of multinationals.

The beneficiaries of this activity are in the first place the Group's networks - Canale 5, Italia 1, Retequattro and Telecinco -, but also the other networks that rely on the same company for the sale of their advertising space slots outside the national territory. Publieurope has, in fact, developed an attractive portfolio of media over time, providing international advertisers with the possibility of gaining access, in addition to the Group's networks, to the German networks **Pro7, Sat 1, Kabel 1, N-24** and **DSF**, making for approximately 30% of Germany's total audience share, and the British **Channel 4 Corp**, with approximately 16% of the country's commercial audience made available for contact to interested advertisers. The product portfolio also includes Mondadori Pubblicità magazines and the new media, such as the Group's digital and theme-based channels, a number of websites, Mediavideo and the numerous initiatives linked to sports events.

The commercial activities, carried out from the offices located in **London, Munich, Paris** and **Lausanne**, in collaboration with Publitalia'80 and Publiespana, posted excellent results that consolidated the trend registered in recent years. Given the nature of Publieurope's core activity, its contribution to the Group's results is not concretely significant if considered alone, because, on the total volume of sales managed by Publieurope, 60% of which concerns Group networks and media, the advertising space sold to international advertisers is mainly directly billed by the relevant national agencies.

ANALYSIS OF RESULTS BY GEOGRAPHICAL AREAS AND AREAS OF OPERATIONS

An analysis of the income statement and of the consolidated financial and balance sheet situation was also carried out, in accordance with that established by IAS 14 on segment reporting, by separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operations, identified as "secondary segments".

The income statement, balance sheet and consolidated cash flow statement shown below are reclassified with respect to those included in subsequent financial statements in order to highlight some interim results and the balance sheet and financial aggregations which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though these figures are not envisaged by EU GAAP, they are supplied in accordance with the indications included in CONSOB Communication 6064293 of July 28th, 2006 and in CESR Recommendation of November 3rd, 2005 (CESR/o5-178b) regarding alternative performance indicators ("Non GAAP Measures"), the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements.

Economic results

The consolidated income statement below shows interim results regarding EBITDA, Operating result from operations and EBIT.

EBITDA represents the difference between Consolidated net revenues and operating costs gross of non monetary charges regarding amortisation, depreciation and write-downs (net of any value recoveries) for current and non current assets.

The Operating result from operations is obtained by deducting from EBITDA non monetary charges regarding amortisation, depreciation and write-downs (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the Operating result from operations, the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent.

As already indicated in the 2007 Interim Report, the revenues accounted for as a result of the recalculation of the Employee Termination Benefit at 31 December 2006 were reclassified as non recurrent under Personnel expenses.

It should also be noted that the equity method valuation of the 33.3% equity investment held in Edam is recognised in terms of geographical information breakdown in the income statement of the Spanish Area, given that such shareholding is owned by Mediacinco Cartera, a fully consolidated company belonging to Gestevision Telecinco.

(values in EUR millions)

Mediaset Group: Income statement	2008	2007
Total consolidated net revenues	**4,251.8**	**4,082.1**
Personnel expenses	519.1	462.1
of which non recurring revenues	-	(23.0)
Purchases, services, other costs	1,588.1	1,454.0
Operating costs	**2,107.2**	**1,916.1**
EBITDA	**2,144.7**	**2,166.0**
Rights amortisations	984.5	880.6
Other amortisations and depreciations	175.6	136.4
Amortisations and depreciations	**1,160.1**	**1,017.0**
Operating profit	**984.6**	**1,149.0**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**984.6**	**1,149.0**
Financial income/(losses)	(82.5)	(50.9)
Income/(expenses) from equity investments	(209.1)	(2.7)
EBT	**693.0**	**1,095.5**
Income taxes	(127.6)	(414.3)
Net profit from continuing operations	**565.4**	**681.2**
Net profit from discontinued operations	-	-
Minority interests in net profit	(106.3)	(174.4)
Mediaset Group net profit	**459.0**	**506.8**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items in the Group's income statement.

	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	49.6%	46.9%
EBITDA	50.4%	53.1%
Amortisation, depreciation and write-downs	27.3%	24.9%
Operating profit	**23.2%**	**28.1%**
EBIT	**23.2%**	**28.1%**
EBT	**16.3%**	**26.8%**
Mediaset Group net profit	**10.8%**	**12.4%**
Tax rate (EBT %)	18.4%	37.8%

Below is the analysis of the income statement carried out by separately highlighting the financial contribution generated, at the level of operations, from the activities in the two different geographical areas, Italy and Spain. It should be noted that, in order to synthetically highlight the contribution to the generation of the Group's results in the two different geographical areas of operation, the income statement regarding the operations carried out in Italy is already shown net of the amount of dividends received from Gestevision Telecinco.

Analysis of results by geographical segment: Italy

The following is a summary of the reclassified Income Statement relative to the Italian operations:

(values in EUR millions)

Italy: Income statement	2008	2007
Total consolidated net revenues	**3,271.0**	**3,002.1**
Personnel expenses	429.2	377.6
of which non recurring revenues	-	*(23.0)*
Purchases, services, other costs	1,272.9	1,137.2
Operating costs	**1,702.0**	**1,514.8**
EBITDA	**1,569.0**	**1,487.3**
Rights amortisations	803.7	692.5
Other amortisations and depreciations	167.6	131.0
Amortisations and depreciations	**971.3**	**823.5**
Operating profit	**597.7**	**663.8**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**597.7**	**663.8**
Financial income/(losses)	(79.1)	(56.2)
Income/(expenses) from equity investments	(33.3)	0.4
EBT	**485.3**	**608.0**
Income taxes	(104.5)	(276.9)
Net profit from continuing operations	**380.8**	**331.1**
Net profit from discontinued operations	-	-
Minority interests in net profit	(2.7)	(0.3)
Mediaset Group net profit	**378.1**	**330.8**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding this specific area.

	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	52.0%	50.5%
EBITDA	48.0%	49.5%
Amortisation, depreciation and write-downs	29.7%	27.4%
Operating profit	**18.3%**	**22.1%**
EBIT	**18.3%**	**22.1%**
EBT	**14.8%**	**20.3%**
Mediaset Group net profit	**11.6%**	**11.0%**
Tax rate (EBT %)	21.5%	45.5%

The following is a description of the contribution to Revenues and EBIT of Italian operations in the ***areas of operation*** that have been identified, in accordance to IAS 14, considering their importance and the differences in the external and/or internal markets of references.

The areas of operations are:

- ***Free To Air commercial television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nation-wide networks currently broadcast in analogue mode and the operations linked to non-encrypted own channels broadcast in digital terrestrial technology;

- ***Mediaset Premium,*** relating to the supply of pay television events and programmes identified with the brand with the same name;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network which was implemented during 2006 open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved for mobile phones by means of DVB-H technology;
- ***Other non-television activities***, areas of operation ancillary to the core one (internet, teletext, brand extension, merchandising and licensing, teleshopping, sale of services and content providing to mobile telephone companies, non television advertising concessions and advertising sub-concessions for foreign televisions). From the second half of 2007, these areas of operation include activities regarding the distribution and management of movie theatres relating to the companies of the Medusa Group and starting from 28 April the activities regarding the production and marketing of movies, miniseries and TV dramas related to TaoDue Srl and Nova Films Srl.

Revenues ***Business segments breakdown***	2008	2007	Changes	% Changes
Free-to-air tv	2,534.2	2,535.5	(1.2)	*0.0%*
Network Operator	190.8	187.3	3.5	*1.9%*
Pay Per View	403.7	225.9	177.8	*78.7%*
Other	423.7	210.9	212.8	*100.9%*
Intracompany Eliminations and Adjustments	(281.4)	(157.5)	(123.9)	*-78.7%*
Total	**3,271.0**	**3,002.1**	**268.9**	***9.0%***

Operating Profit ***Business segments breakdown***	2008	2007	Changes	% Changes
Free-to-air tv	666.1	704.2	(38.1)	*-5.4%*
Network Operator	10.8	7.3	3.5	*48.3%*
Pay Per View	(60.9)	(39.5)	(21.5)	*-54.4%*
Other	16.7	(7.0)	23.7	*n.s.*
Intracompany Eliminations and Adjustments	(35.0)	(1.2)	(33.8)	*n.s.*
Total	**597.7**	**663.8**	**(66.1)**	***-10.0%***

The analysis below refers to the income statements by single area of operations.

It should be noted that *infra-sector revenues and charges* highlight the net contribution resulting from the sale of services provided or received between the various business units. In particular:

- *infra-sector revenues* of the *Network Operator* business unit refer to the valuation of the use of the analogue and digital broadcasting network by non encrypted TV channels (commercial free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology;

- *infra-sector revenues* of the *Non Television* business units refer to the distribution of rights for the portion related to inter-company *free to air* or *pay per view* use transfers and the in house production of films and TV dramas.
- *infra-sector costs* of the *Free to Air Television* business unit relate to the use of the broadcasting network and are shown net of the valuation for the use of publishing contents, services and technical infrastructures by the other Business Units.

Free to Air	**2008**	**2007**	**Changes**	**% Changes**
Mediaset Networks gross advertising revenues	2,881.1	2,880.6	0.5	0.0%
Digital Networks gross revenues	7.9	4.6	3.3	71.7%
Other television revenues	73.8	79.5	(5.7)	-7.2%
Agency discounts	(428.6)	(429.2)	0.6	0.1%
Total Revenues	**2,534.2**	**2,535.5**	**(1.2)**	**0.0%**
Personal, purchase, services, other costs	1,138.7	1,114.2	24.5	2.2%
Inter-segment operating costs	63.2	81.4	(18.3)	-22.4%
Total operating costs	**1,201.9**	**1,195.6**	**6.3**	**0.5%**
EBITDA	**1,332.3**	**1,339.9**	**(7.6)**	**-0.6%**
Rights amortisations	588.8	575.6	13.2	2.3%
Other amortisations and depreciations	77.5	60.0	17.5	29.1%
Amortisations and depreciations	**666.3**	**635.6**	**30.7**	**4.8%**
Operating profit	**666.1**	**704.2**	**(38.1)**	**-5.4%**
% on revenues	*26.3%*	*27.8%*		

The lower operating result achieved by the Free-to-Air commercial television business unit is mainly due to lower non recurrent income for a total amount of EUR 21.6 million recognised in 2007. This is the result of the social security reform introduced through the 2006 Budget Law and a recalculation of the employee termination benefit accrued as at 31 December 2006. Based on comparable data, the difference in total television costs including amortisation, depreciation and write-downs was up 0.8%, a limited growth, mainly resulting from allocations to the bad debt fund.

Network Operator	**2008**	**2007**	**Changes**	**% Changes**
Revenues towards third parties	79.8	68.9	10.9	15.8%
Inter-segment revenues	111.1	118.4	(7.3)	-6.2%
Total Revenues	**190.8**	**187.3**	**3.5**	**1.9%**
Personnel, purchase, services, other costs	129.0	119.5	9.5	7.9%
Total operating costs	**129.0**	**119.5**	**9.5**	**7.9%**
EBITDA	**61.8**	**67.8**	**(6.0)**	**-8.8%**
Rights amortisations	-	-	-	n.s.
Other amortisations and depreciations	51.1	60.5	(9.4)	-15.6%
Amortisations and depreciations	**51.1**	**60.5**	**(9.4)**	**-15.6%**
Operating profit	**10.8**	**7.3**	**3.5**	**48.3%**
% on revenues	*5.7%*	*3.9%*		

The increased operating result is ascribable, in addition to increased revenues generated through the use of the broadcasting capacity of the digital networks, to lower amortisation, depreciation and write-downs recognised on the rights of use concerning the digital frequencies

acquired during the preceding financial years. The residual value of such rights as at 31 December 2007 is recognised starting from the 2008 financial year and is depreciated prospectively in relation to the new period of validity (until 31 December 2028 as against the previously established term of 31 March 2018), as a result of the conversion of television concessions into a general authorisation, as provided for in Italian Law n. 101 of 6 June 2008.

Mediaset Premium	2008	2007	Changes	% Changes
Total Revenues	**403.7**	**225.9**	**177.8**	***78.7%***
Personal, purchase, services, other costs	205.5	126.4	79.1	*62.6%*
Inter-segment operating costs	41.7	31.1	10.6	*34.3%*
Total operating costs	**247.2**	**157.5**	**89.7**	***57.0%***
EBITDA	**156.5**	**68.4**	**88.1**	***128.8%***
Rights amortisations	208.8	105.5	103.3	*98.0%*
Other amortisations and depreciations	8.5	2.4	6.2	*n.s.*
Amortisations and depreciations	**217.3**	**107.9**	**109.4**	***101.4%***
Operating profit	**(60.9)**	**(39.5)**	**(21.5)**	***-54.4%***
% on revenues	***-15.1%***	***-17.5%***		

In relation to Mediaset Premium television activities, revenues from the sale of prepaid and scratch cards and subscriptions totalled EUR 199.1 million, up sharply from EUR 124.6 million for the same period in the previous year. It should be noted that the component relative to revenues deriving from the sale to distributors of prepaid and scratch cards (and similarly also the industrial direct costs and distribution costs) are allocated based on the duration of residual validity of the cards sold which were not recharged and the recharges. In the same period of reference, revenues from this area of operation also included, for the share of competence of the year under investigation, EUR 192.9 million income (against EUR 94.3 million in the same period of the previous year) obtained from the sale of the encrypted television rights to other platforms.

The lower operating result registered in this area of operation against the previous year reflected higher costs deriving from the execution, starting from the second half of 2007, of the contracts relative to the 2007-2009 football seasons, which included a substantial growth in the costs for the relevant rights, as well as costs borne for the acquisition of the rights and the development of the programme schedule for the three channels that, starting from January 2008, have expanded the Premium Gallery film offering. Though still negative, the operating result of this area of operation showed a significant improvement in the second half of 2008 against the same period of the previous year, also in relation to the dynamics of the costs for the rights that starting from the third quarter of 2008 resulted essentially aligned to those of the same period in the previous year.

Other	2008	2007	Changes	% Changes
Multimedia	21.0	20.3	0.7	3.4%
Teleshopping	35.7	31.4	4.3	13.7%
Movies distribution	85.9	48.0	37.9	79.0%
Other/Eliminations	110.8	72.1	38.7	53.7%
Inter-segment revenues	170.3	39.1	131.2	n.s.
Total Revenues	**423.7**	**210.9**	**212.8**	**100.9%**
Personal, purchase, services, other costs	269.9	154.6	115.3	74.6%
Inter-segment operating costs	10.4	7.2	3.2	44.4%
Total operating costs	**280.3**	**161.8**	**118.5**	**73.2%**
EBITDA	**143.4**	**49.1**	**94.3**	**192.1%**
Rights amortisations	96.1	47.9	48.2	100.6%
Other amortisations and depreciations	30.6	8.2	22.4	n.s.
Amortisations and depreciations	**126.7**	**56.1**	**70.6**	**125.8%**
Operating profit	**16.7**	**(7.0)**	**23.7**	**n.s.**
% on revenues	*4.0%*	*-3.3%*		

These areas of operations also include the activities regarding the distribution and management of theatres acquired by Medusa starting from the second half of 2007 and the activities regarding the production of TV dramas accomplished by Taodue starting from the second quarter of 2008.

Inter-segment revenues are generated by the distribution of rights (made by Medusa) relating to the transfer of free-to-air and pay exploitations, as well as from the production of films and television dramas (made by TaoDue) subject to sale and television exploitation on the Mediaset networks, which are allocated based on the relevant stage of completion. Revenues from advertising licences, sports billboards, licensing and merchandising, cinema multiplex management and home video rights management are included in the item *other/eliminations*.

The noticeable growth in total EBIT resulting from the afore mentioned areas is due to increased activities in teleshopping and sales from advertising in addition to the already mentioned contribution ensured through the activities pertaining to Medusa, consolidated for the entire period during 2008.

Analysis of results by geographical segment: Spain

Here follows a summary of the reclassified Income Statement relative to the Spanish operations, coinciding with the Telecinco Group consolidated results.

(values in EUR millions)

Spain: Income statement	2008	2007
Total consolidated net revenues	**981.9**	**1,081.6**
Personnel expenses	89.2	84.9
Purchases, services, other costs	317.0	318.1
Operating costs	**406.2**	**402.9**
EBITDA	**575.7**	**678.7**
Rights amortisations	180.8	188.1
Other amortisations and depreciations	7.9	5.4
Amortisations and depreciations	**188.8**	**193.5**
Operating profit	**386.9**	**485.3**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**386.9**	**485.3**
Financial income/(losses)	(3.4)	5.3
Income/(expenses) from equity investments	(175.9)	(3.1)
EBT	**207.6**	**487.4**
Income taxes	(23.1)	(137.4)
Net profit from continuing operations	**184.5**	**350.0**
Net profit from discontinued operations	-	-
Minority interests in net profit	26.8	3.0
Mediaset Group net profit	**211.3**	**353.1**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding Spanish activities.

	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	41.4%	37.3%
EBITDA	58.6%	62.7%
Amortisation, depreciation and write-downs	19.2%	17.9%
EBIT	**39.4%**	**44.9%**
EBT	**21.1%**	**45.1%**
Mediaset Group net profit	**21.5%**	**32.6%**
Tax rate (EBT %)	11.1%	28.2%

The table below shows in detail Telecinco Group revenues with the most relevant items:

(values in EUR millions)

	2008	2007	Changes	*% Changes*
Television advertising revenues	916.9	1,036.9	(119.9)	*-11.6%*
Other advertising revenues	17.9	15.0	3.0	*19.8%*
Gross advertising revenues	**934.8**	**1,051.8**	**(117.0)**	***-11.1%***
Agency discounts	(42.3)	(45.7)	3.4	*-7.5%*
Net advertising revenues	**892.6**	**1,006.1**	**(113.6)**	***-11.3%***
Other revenues	89.3	75.5	13.8	*18.2%*
Total net consolidated revenues	**981.9**	**1,081.6**	**(99.8)**	***-9.2%***

The trend for revenues reflected the previously mentioned drop in ***gross advertising revenues*** relative to Telecinco and equal to ***-11.1%***. ***Other gross advertising revenues***, including advertising sales in theme-based channels, television channels broadcast in digital terrestrial technology and non-television media (Internet and Teletext) instead registered a sharp increase, equal to 19.8%.

Other revenues grew as a result of the distribution activity regarding film rights and audiovisual content as well as income derived from merchandising activities and telephone traffic. The growth is mainly due to the co-production of films and the sale of ancillary services.

	2008	2007	Changes EUR m	% Changes
Operating costs	**595.0**	596.4	-1.4	-0.2%
Personnel expenses	**89.2**	84.9	4.4	5.1%
Purchases, services, other costs	**317.0**	318.1	-1.1	-0.3%
Rights amortisations	**180.8**	188.1	-7.3	-3.9%
Other amortisations and depreciations	**7.9**	5.4	2.6	47.5%

Total costs for the Telecinco Group dropped by -0.2% against the same period in the previous year. The reduction follows the implementation of a strict cost control policy and a business model essentially concentrated on in-house production (making for 85.8% of the total programme schedule), which enabled the Group to keep programme scheduling costs under control. The difference in costs against the previous year takes advantage of the freeing up of a reserve allocated in relation to a legal dispute. Without considering this effect, costs would show a growing trend by 0.7%.

EBITDA dropped against the same period in the previous year by approximately EUR 103.1 million, down from 62.7% registered in September 2007 and calculated as a percentage on net revenues, to 58.6% in the year under investigation. This trend reflects the worsening of the television advertising market previously commented.

As at 31 December 2008, ***EBIT*** for Spain equalled EUR ***386.9*** million, in line with EUR ***485.3*** million for the same period in the previous year; ***operating profitability*** is one of highest among European television groups, dropping from 44.9% in 2007 to 39.4% in the year under investigation, confirming the validity of the business model adopted by Telecinco, despite the reduction in advertising sales.

Below follows the analysis of the other items of the income statement with reference to the entire Mediaset Group.

	2008	2007	Changes EUR m	Changes %
Financial (income)/losses	**-82.5**	-50.9	-31.6	-62.1%

The higher negative net balance in financial income is mainly attributable to the increase in the average consolidated debt position in the year under investigation against the same period of

the previous year and higher average cost of debt as a result of the market rates trend in the periods under examination.

	2008	2007	Changes EUR m	Changes %
Income/(expenses) from equity investments	**-209.1**	-2.7	-206.4	n.s.

Costs for the period include EUR 168 million relative to the equity method valuation of the 33.3% stake held by Mediacinco in Edam. This result also includes the effect amounting to EUR 122 million concerning the devaluation carried out by Edam in relation to the impairment of the goodwill generated on the occasion of the Purchase Price Allocation relative to the acquisition of the majority stake in Endemol completed in 2007. The remaining expenses are mainly attributable to the write-off of the equity investments valued with equity method Sportsnet Media Ltd., Fascino PGT S.r.l. and Pegaso Television Inc.

	2008	2007	Changes EUR m	Changes %
EBT	**693.0**	1,095.5	-402.5	-36.7%
Tax Rate (%)	*-18.4%*	*-37.8%*		
Minority interests in net profit	**-106.3**	-174.4	68.1	39.0%
Net profit	**459.0**	506.8	-47.8	-9.4%

The reduction in the tax rate reflected the enforcement of the new ordinary tax rates, applicable, starting from 2008, both in Italy (IRES reduced from 33% to 27.5%; IRAP from 4.25% to 3.9%) and in Spain (tax rate reduction from 32.5% to 30%) and the recognition of net revenues for EUR 53.5 million deriving from the use of deferred tax liabilities and withholdings following the adherence of Mediaset S.p.A. to the optional tax redemption regime regarding some categories of corporate assets, introduced in Italy through the 2008 Budget Law and resolved upon by the Board of Directors of Mediaset S.p.A. and its Italian subsidiaries on 23 June 2008.

Balance sheet and financial position

Here follows the Summary Balance Sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations, which are *Net invested capital* and *Net financial position*, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents*, by *Secuirities* and by *Receivables/other financial assets*.

A detailed analysis of the key Financial Position items is highlighted in the relevant section in the Explanatory Notes below.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

Item Equity investments and other financial assets includes assets recognised in the Balance sheet under items Equity investments in associated and jointly controlled companies and Other financial assets (limited for the latter item to equity investments and to non current receivables, with the exclusion of financial receivables and financial assets available for sale which are included in the Net financial position).

Item net working capital and other assets and liabilities includes current assets (with the exclusion of cash and cash equivalents and of current financial assets which are included in the Net financial position), assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers and payables to taxation authorities.

It should be noted that the book value recognised in the Group's consolidated balance sheet as at 31 December 2007 relative to the 33.3% interest (valued according to the equity method) held in Edam Acquisition Holding I Cooperatief U.A. was subject to recalculation from EUR 456.5 million to EUR 434.8 million, recognising the difference amounting to EUR 21.7 million in the relevant net equity item regarding the Group's and third party shareholders' interest. Such variation reflects the implementation, starting from 2008, of IAS 21 in Edam's consolidated financial statements. This principle governs the adjustment of goodwill and assets identified for the Purchase Price Allocation (regarding the acquisition of the equity interest in Endemol), attributed to the cash generation units (CGUs) to year end foreign exchange rates concerning currencies different from the euro. In Edam's consolidated financial statements as at 31 December 2007, the book value for said activities regarding the provisional Purchase Price Allocation, had, in fact, been recognised based on the exchange rates identified on the date of acquisition of Endemol (3 July 2007).

(values in EUR millions)

Balance Sheet Summary	**2008**	**2007**
Film and television rights	2,396.1	2,351.5
Goodwill and differences arising from consolidation	513.2	394.5
Other tangible and intangible non current assets	1,052.1	1,070.8
Equity investments and other financial assets	361.6	533.1
Net working capital and other assets/(liabilities)	(92.1)	(202.2)
Post-employment benefit plans	(103.4)	(102.2)
Net invested capital	**4,127.5**	**4,045.5**
Group shareholders' equity	2,482.4	2,543.9
Minority interests	273.4	292.9
Total Shareholders' equity	**2,755.8**	**2,836.8**
Net financial position	**(1,371.7)**	**(1,208.8)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the concerned periods.

It should be noted that the balance sheet situation regarding Italian operations includes – under the Equity investments and other financial assets items – the book value of the stake held in Gestevision Telecinco and the 25% stake held in Mediacinco Cartera, a company established during the first half of 2007 for the purpose of acquiring the stake in Endemol and fully consolidated by Telecinco, which owns the majority stake (75%). These equity investments are cancelled out upon consolidation. As a result, the Group's Shareholders' equity includes the dividends received from Telecinco, which are not shown in the income statement by geographical area for reasons of clarity.

(values in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	2008	**2007**	**2008**	**2007**
Film and television rights	2,266.6	2,205.0	129.5	146.5
Goodwill and differences arising from consolidation	150.0	41.0	-	-
Other tangible and intangible non current assets	931.8	970.6	120.3	100.2
Equity investments and other financial assets	746.5	719.6	264.5	450.6
Net working capital and other assets/(liabilities)	(65.1)	(132.5)	(27.0)	(69.6)
Post-employment benefit plans	(103.4)	(102.2)	-	-
Net invested capital	**3,926.4**	**3,701.5**	**487.3**	**627.7**
Group shareholders' equity	2,527.2	2,478.1	448.4	589.7
Minority interests	53.4	1.4	13.1	51.0
Total Shareholders' equity	**2,580.6**	**2,479.5**	**461.5**	**640.8**
Net financial position	**(1,345.8)**	**(1,222.0)**	**(25.8)**	**13.2**

The table below shows a summary of the balance sheet situation of the Group at 31 December 2008, highlighting the previously commented effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(values in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,266.6	129.5		2,396.1
Goodwill and differences arising from consolidation	150.0		363.2	513.2
Other tangible and intangible non current assets	931.8	120.3		1,052.1
Equity investments and other financial assets	746.5	264.5	(649.4)	361.6
Net working capital and other assets/(liabilities)	(65.1)	(27.0)		(92.1)
Post-employment benefit plans	(103.4)			(103.4)
Net invested capital	**3,926.4**	**487.3**	**(286.2)**	**4,127.5**
Group shareholders' equity	2,527.2	448.4	(493.2)	2,482.4
Minority interests	53.4	13.1	206.9	273.4
Total Shareholders' equity	**2,580.6**	**461.5**	**(286.2)**	**2,755.8**
Net financial position	**(1,345.8)**	**(25.8)**	**-**	**(1,371.7)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. The table is also reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in Net financial position which represents the most significant indicator of the Group's ability to meet its financial obligations.

Particulary, this table shows separately the contribution of free cash flow beside the cash flows generated by business combination operations, sales or acquisitions of equity investments, dividend paid and received.

(values in EUR millions)

Mediaset Group - Cash Flow Statement	Mediaset Group		Italy		Spain	
	2008	2007	2008	2007	2008	2007
Net financial position at the beginning of the year	(1,208.8)	(568.3)	(1,222.0)	(964.4)	13.2	396.1
Free Cash Flow	672.2	666.7	357.2	300.3	315.0	366.3
- Cash Flow from operating activities (*)	1,865.0	1,730.7	1,356.4	1,161.1	508.6	569.7
- Investments in fixed assets	(1,122.6)	(953.2)	(926.8)	(768.0)	(195.8)	(185.2)
- Disposals of fixed assets	4.5	10.5	3.4	4.1	1.1	6.4
- Changes in net working capital and other current assets/liabilities	(74.7)	(121.3)	(75.8)	(96.9)	1.1	(24.5)
Change in consolidation area	(139.5)	(164.0)	(139.7)	(162.8)	0.2	(1.2)
(Re-purchases)/Sales of treasury shares	(1.3)	(33.4)	-	(2.8)	(1.3)	(30.6)
Share capital issues	-	-	-	-	-	60.0
Cash changes generated by equity investments	(53.6)	(468.9)	(16.7)	(64.4)	(36.9)	(464.5)
Dividends received	3.9	3.8	164.0	160.9	1.6	1.2
Dividends paid	(644.6)	(644.7)	(488.7)	(488.8)	(317.6)	(314.2)
Financial Surplus/Deficit	(162.9)	(640.5)	(123.8)	(257.6)	(39.0)	(383.0)
Net financial position at the end of the period	(1,371.7)	(1,208.8)	(1,345.8)	(1,222.0)	(25.8)	13.2

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's free cash flow totalled EUR **672.2** million, in line with EUR 666.7 million registered in the same period of the previous year.

The increase in fixed assets highlighted in the cash flow statement are summarised in the table below:

	Mediaset Group		Italy		Spain	
	2008	2007	2008	2007	2008	2007
Investments in TV and movie rights	(982.8)	(833.3)	(818.5)	(665.7)	(164.3)	(167.6)
Changes in advances on TV rights	(20.9)	(6.4)	1.6	(0.3)	(22.5)	(6.1)
TV and movie rights: investments and advances	(1,003.7)	(839.7)	(816.9)	(666.0)	(186.8)	(173.7)
Investments in other fixed assets	(118.9)	(113.5)	(109.9)	(102.0)	(9.0)	(11.5)
Total investments in fixed assets	(1,122.6)	(953.2)	(926.8)	(768.0)	(195.8)	(185.2)

It should be noted that in 2008 approximately EUR 168 million were invested for the purchase of the DTT encrypted rights of the main "Serie A" football matches for the 2009/2010 season for the following football clubs: Juventus, Milan, Inter, Roma, Lazio, Torino and Chievo. The relevant satellite rights have been sold to Sky.

Item *Change in the consolidation area*, equal to EUR -139.5 million, includes EUR -104.1 million ascribable to the impact of the acquisition of the 75% stake in TaoDue S.r.l. on the Net Financial Position; EUR -14.3 million to outlays relative to the acquisition of the 49% stake in Sportsnet Media Limited, carried out through the contribution of the previously fully consolidated companies Publiasia Limited and New Century Advertising Co. Ltd. This item also comprises an outlay amounting to EUR 12.3 million concerning the increase of the shareholding held in Gestevision Telecinco by the Group, resulting from the acquisition in the regulated market of an equity interest equal to 0.41% of the total capital of the afore mentioned company and the payment of EUR 9 million made in favour of Fininvest S.p.A. as a balance sum relative to the price agreed upon for the purchase of the shareholding of Medusa Film, calculated on the basis of the attainment of performance-linked results regarding the 2007 film season, as provided for in the relevant contracts entered into by the parties in July 2007 upon acquisition.

Item *Equity investments and financial assets* includes, in the year under investigation, EUR 21.5 million relative to the investment made by Gestevision Telecinco to acquire an indirect shareholding equal to 29.4% of Caribevision TV Network LLC; EUR 4.9 million relative to the investment made in relation to the acquisition of a 25% stake in company Nessma S.A. as well as the acquisition from third parties of EUR 19.9 million stake of financial payables relating to affiliated companies.

TABLE OF RECONCILEMENT BETWEEN THE GROUP'S CONSOLIDATED SHAREHOLDERS' EQUITY AND MEDIASET S.P.A. SHAREHOLDERS' EQUITY

(Communication CONSOB 6064293 of 27 July 2006)

	Shareholders' equity at 31/12/2008	Net profit 2008	Shareholders' equity at 31/12/2007	Net profit 2007
As per balance sheet and income statement of Mediaset S.p.A.	**2.330,0**	**342,5**	**2.478,6**	**481,6**
Excess of shareholders'equity, including gross income for the period over book value of investments in subsidiary and affiliated companies	717,5	797,8	2.122,3	882,4
Consolidation adjustments arising from:				
Eliminations of unrealised intra-group gains/losses	(315,1)	(56,4)	(269,8)	(0,7)
Dividend eliminations	-	(506,9)		(662,4)
Other consolidation adjustment	23,4	(11,6)	(1.494,4)	(19,8)
Total	**2.755,8**	**565,4**	**2.836,8**	**681,2**
Profit/(loss) attributable to minority interests	(273,4)	(106,3)	(292,9)	(174,4)
As per consolidated financial statements	**2.482,4**	**459,0**	**2.543,9**	**506,8**

INFORMATION REGARDING RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

Mediaset Group Enterprise Risk Management system

As integrating part of its own Internal Control System, the Mediaset Group has implemented a Risk Management model in order to better respond to the risks to which it is structurally exposed.

As defined in the Group's Code of Ethics, the Internal Control System, is *"a set of rules, procedures and organisational structures aimed at maintaining, through an adequate process of identification, measurement, management and monitoring of the main risks, a healthy, correct and consistent corporate management in line with the relevant objectives. An effective internal control system contributes to ensuring the preservation of the net worth of the organisation, the effectiveness and efficiency of corporate operations and transactions, the reliability of financial information flows and the observance of the applicable laws and regulations"*.

In compliance with the provisions set out in the Code of Ethics adopted by the Mediaset Group, during 2007 the Board released the guidelines for the Internal Control System, which identified the methods to apply for the purpose of identification, management, measurement and monitoring of the risks to which the Group is exposed (Enterprise Risk Management). Such guidelines were followed by the definition of a series of operating rules suitable for the identification and regulation of the activities, responsibilities and information flows necessary to manage risks ("Internal Control System Policy").

The process regarding the identification and valuation of risks was based on a self risk assessment by the Management and Top Management. The considerations brought up by the Management and Top Management of the Group highlight that enterprise risks have been so far controlled and managed in an adequate way. In recent years, the Group has manifested a natural bent for and, consequently, ability to progressively adjust the strategic and process-linked risk control criteria in relation to both the evolution of the competitive scenario and the growth opportunities emerging in the market, managing in the first place the inherent enterprise risk and, secondly, the risk linked to the general economic situation.

Main risk factors and uncertainties

The pursue of the strategic objectives and the economic-financial situation and position of the Mediaset Group are subject to the impact of a number of potential risk factors and uncertainties which can be ascribed to the following categories:

- *"External and sector-specific" risks:* these are primarily correlated with the evolution of the economic cycle, the evolution of the intermediate and final markets of reference (relating to the demand for audiovisual and entertainment product content and the demand of advertising space) and the evolution of the regulatory and legislative framework of reference;
- *Risks correlated to the implementation of strategic guidelines and orientations* (reputation, management of partnerships and alliances) *and the management of the main "operating" processes* linked to the management, also in terms of development, of the technical, logistic and publishing conditions through which the production factors and the strategic assets (managerial resources, content and distribution network), engaged in the typical activities of television production and broadcasting, are co-ordinated and managed;

- *"Financial" risks* correlated to the management of needs and requirements and fluctuations of rates and exchange rates;
- *Risks connected to the management of legal disputes;*
- *Risks connected to the environmental policy;*
- *Risks connected to Governance.*

Here below is a description of the nature of each of the main sources of risk and uncertainty, along with a specification of the relevant measures adopted by the management to manage and mitigate them.

External and sector-specific" risks

Risks correlated to the trend of the economic cycle

The Mediaset Group core activities largely depend on the trend of advertising sales, a structurally cyclical sector, which is strictly correlated, though with differences between the various industrial segments, to the general economic trend in the economic scenario and the development of the final markets in which the relevant customer companies operate. The recent worsening of development and growth prospects for the economy, particularly in Italy and Spain, the two markets in which the Group's television operations are primarily based, could therefore lead to a reduction in the Group's sales from advertising and economic margins in the short period. In fact, both Italy and Spain are among Europe's best ranking countries in terms of growth of the television advertising market measured on the ratio between advertising investments and Gross Domestic Product.

The recession that hit global economy in 2008 and that, according to analysts, is expected to continue also through the upcoming months, is certainly showing its negative effects on the advertising market in the two geographical areas of reference for the Group.

In the past Mediaset has proven that it could manage alternate phases of cyclic slowdown, the perhaps less intense and probably shorter compared to the current crisis. During such bearish periods, the Group pursued a policy aimed at enhancing its competences and skills, by exploiting the traditional trend in advertising sales that generally concentrates on generalistic television during trough periods, because these media tend to ensure greater visibility on the mass market. These factors enabled the Group to consolidate its competitive advantage, by better exploiting the growth opportunities upon recovery of the economic cycle and protecting profitability on the long term.

In the current negative economic scenario, the Mediaset Group is concentrating its efforts both in Italy and Spain on effectively counteracting the current uncertainty regarding the possible evolution of the advertising market in the short term with the objective of consolidating its leadership both in terms of advertising market share and publishing results on the relevant commercial targets of reference. Simultaneously, a strict television cost control policy will be implemented, without however forgoing innovation and programme schedule continuity. In Italy, optimisation and efficiency oriented actions will continue to guarantee the necessary resources for the execution, also in an "counter-cyclical" way, of the development strategy established for pay TV activities, a segment with an apparently still high growth potential and which does not seem to be suffering from the current economic slump.

For more detailed information regarding the analysis of the general trend in the economy and of the main economic and financial indicators relevant for the Group in 2008, reference should be made to the comments included in the preceding section of this document under "The general economic situation".

Risks correlated with the evolution of the media & communications market

Technological changes, audience fragmentation and increased competition

In recent years, the television sector has been characterised by a structural transformation primarily triggered by the introduction of digital technology.

The main market trends that are currently shaping the new dynamics of competition can be summarised as follows.

- The technological advances have progressively changed content use, favouring the introduction of interactive/on demand media and particularly accelerating the migration of younger viewers towards more "customised" options.
- The demand for entertainment products continues to grow both in relation to traditional media and the new platforms.
- With regard to commercial generalistic television, the convergence between distribution platforms has given rise to development opportunities (multi-channel offers and pay TV), but also to potential threats concerning audience fragmentation and an increased number of total platforms available for the exploitation of television content (satellite, internet, mobile, etc.), which is leading to a more complex competitive scenario.
- The increase in the number of distribution platforms has also raised the value of publishing content, strengthening the competitive edge of "traditional" operators, that have the know-how for content design, development and packaging as well as for the development of the programme schedules.
- In particular, the Italian market is characterised by a high growth potential in the specific segment of pay television as a result of an apparently still uncalculated demand for low cost Premium content. In Spain, the segment of generalistic television is characterised by an increased number of new players, which has resulted in an acceleration of the phenomenon regarding audience fragmentation and competition on premium content.

From the context described above, it is possible to detect a risk of a lower interest towards the so-called free-to-air generalistic television by viewers who have increasingly become more aware and increasingly demanding in terms of the new communication media and, consequently, there is a risk that the Group will not be in a position to adequately monitor opportunities deriving from emerging business.

Mediaset's strategic approach to the main risk generating from these competitive mechanisms is to focus on a business model that leverages on a high level of vertical integration (content, packaging and distribution) as well as on the opportunities offered by multi-channel television, favoured by the development of the digital terrestrial technology, through the high-rating, free-to-air generalistic channels and theme-based channels; closer monitoring of the audience and, through a model mainly based on the pay TV offering, a closer monitoring of the highly fragmented audience. In this light, Mediaset has been the very first generalistic broadcaster that has

penetrated the market of pay TV and explored the sectors of new platforms (DTT, DVB-H) and business models (PPV).

While implementing this strategy, Mediaset gains a competitive edge in relation to the consolidated culture accrued in the generalistic television business. The Group, in fact, can avail itself of highly skilled resources with extensive expertise in the various segments composing the free TV business. These competences represent a point of strength both in view of supporting the traditional business and developing new business models aimed at optimising the exploitation of the emerging synergies in the different fields.

Inadequate control of the content market

An additional element characterising the evolution in the media & communication sector is the increased value acquired by content. In order to better exploit this development, the Group is making considerable investments to acquire content.

Mediaset and its subsidiary RTI own Italy's - as well as one of Europe's - most important library of television rights, thanks to the multi-year contracts stipulated both with US major producers, like Universal, Twentieth Century Fox, DreamWorks, Sony Columbia and Warner Bros. International, and independent US and European producers (TV movies, soap operas, miniseries and serials), ensuring that the requirements of the Group's free and pay businesses are met.

In the last 18 months, the Mediaset Group has also completed relevant acquisitions of leading content production houses (33% of Endemol, worldwide leader in the design and marketing of entertainment content and a majority interest in Medusa and TaoDue, two Italian leading operators in the sector of film and TV drama production and distribution, respectively) and has stipulated important commercial agreements that allow the Group to rely upon the availability of film products (Warner and Universal), entertainment products for the teen commercial target (Disney) and sports events (rights to the "Serie A" Football Championship Games for the 2009/2010 season for the most important Italian football clubs and rights to the UEFA Champions League through the 2011/2012 season) to boost the Premium channel offering.

The control of the risks associated with the content market monitoring also includes increased attention to content produced in the emerging markets (such as Canada, Latin America and Australia), which is continuously monitored to identify innovative content.

Risks correlated to the evolution of the advertising market

Television advertising sales still represent the main source of revenue for the Group, despite the introduction of pay TV activities and the development of diversification initiatives (sale of multi-platform content, teleshopping, film distribution) accomplished in recent years.

The advertising sales market, though preserving significant growth margins, is currently suffering from unpredictable fluctuations, is prone to short term economic cycles and is extremely sensitive to the general economic situation.

However, the free-to-air generalistic television model is expected to remain the main mass-market communication tool, though it will increasingly target specific target segments.

Mediaset operates in the Italian and Spanish market through its advertising subsidiaries Publitalia '80 and Publiespana, which have consolidated their leadership over time by developing management models, characterised by their ability to promptly respond to the rapidly evolving needs of advertisers and market changes, attracting new advertisers and designing commercial

policies centred on the optimisation of their capacity, as television publisher, to segment the most interesting targets from a commercial viewpoint and maximise the exploitation of advertising space in the relevant programme schedules.

In a natural extension of this know-how, the Group, by means of the creation of the specialised concession companies, Digitalia '08 and Publimedia Gestion in Spain, also controls the advertising sales on the other media developed by the Group (free and pay digital channels, Internet).

The data regarding the market shares held by the Group's concession companies in the relevant advertising markets of reference are specified in the relevant sections included in this Report dedicated to the analysis of the Group activities. Data regarding the customer base are instead specified in the section of the Explanatory Notes dedicated to financial risks.

Risks correlated to the regulatory framework

The Mediaset Group operates in various fields that may imply risks in relation to its core business stemming from the introduction of regulatory amendments or compliance with the regulations governing the television sector, including advertising, communication and the management of radio-electrical space and equipment.

Therefore the regulatory risks for the Group mainly refer to possible restrictions on the performance of its activities, with particular reference to the introduction of possible antitrust restrictions, regulations on advertising total time/inserts/interruptions , regulations on the protection of minors, unfair competition, the protection of pluralism and equal opportunities with correlated economic damages (administrative sanctions) and / or damage to the image, and uncertainties correlated to the transition to digital technology (*switch off*).

The different production and management processes, the multiple players involved, the complexity and the extensive number of regulations applicable to the different processes as well as different possible constructions of the same regulations make it necessary, in order to limit the correlated risks, to strictly monitor the development of the regulatory and legislative framework and compliance with the enforced regulations.

The identification, dissemination and operating monitoring activities can be considered as consolidated and effective to pursue risk monitoring in case of failed compliance with the applicable regulations, thanks also to the identification of specifically responsible corporate functions.

Despite the efficiency of the monitoring activities, elements and situations could emerge which could be out of control or for which it may be difficult to measure the relevant impact on the Group activities or the public.

For more detailed information regarding the regulatory and legislative framework and, specifically, the regulatory amendments and supplements introduced in 2008, reference should be made to the comments included in the preceding section of this document under "Development of the regulatory framework in the television sector".

Risks related to the implementation of strategies and the main operating processes

Reputation and relation to the stakeholders

One of the Mediaset group strategic objectives is the ability to maintain and increase over time content innovation and the brand value perception over time, consistently with the development of the business model.

In relation to the afore mentioned objective, there is a risk regarding an inadequate response in terms of strategies and publishing and communication initiatives to the negative impact on the perception of the Mediaset brand by the financial market and in public opinion.

The risk of developing publishing and communication initiatives that may have a negative impact on the Mediaset brand is primarily monitored through a constant focus on some elements and processes, and in particular:

- Programme scheduling is monitored through a daily analysis of television viewers' behaviour, both in terms of audience share and rating of the programmes broadcast, and, consequently, of viewers' perception of the editorial orientation adopted by the Networks, as well as through consistent actions to ensure protection of minors and attention to socially sensitive topics. (For more detailed information on these activities, reference should be made to the next section in this Report);
- The communication processes towards the financial market and public opinion;
- The production processes and the relevant ability to produce quality and innovative products.

Risks related to the policy regarding the establishment of partnerships and alliances

Historically, the Group has pursued a strategy of external growth based on a policy centred on the establishment of extremely targeted partnerships and alliances, with the objective of making the opportunities of industrial integration and/or internationalisation identified vis-à-vis the return targets of the initial investments, compatible. This type of operation naturally exposes the Group to risks regarding the release of authorisations, the implementation of the underlying business models and industrial projects and the risk of changes in the political and regulatory scenario of the areas of operation and/or geographical areas other than the usual ones, involving an impoverishment of the know-how owned by the person/s involved in the partnership and alliance and thus entailing a possible risk of value loss in the investments made.

Risks related to business discontinuance

For an integrated television Group, the risk of business discontinuance mainly refers to the categories described here below:

- Risk that the network infrastructure is not adequate to ensure availability levels in terms of reliability;
- Risk of failed coverage of the territory resulting from a failed co-ordination of the system governing the transition to digital technology.

The signal transportation and distribution network of the Mediaset Group is owned by subsidiary Elettronica Industriale, which covers 96% of the Italian population with 1,700 technological towers. The company has obtained from the competent authorities also the licence of network operator for digital multiplexes on terrestrial frequencies and has stipulated agreements in relation to the DVB-H technology-based broadcasting capacity offering.

Based on consolidated corporate practices, signal transportation and distribution systems must meet specific requirements in terms of high availability levels through the use of equipment that ensures a high level of reliability (high availability systems or Fault Tolerance). Moreover, signal distribution systems also include backup systems.

The process regarding the design of the network infrastructure is consolidated and based on an architecture that exploits different alternative resources (radio bridge network, satellite, fibre optics), ensuring, in this way, increased safety in the transportation of the signal and an ideal infrastructure from a reliability standpoint.

In addition, corporate practices provide for constant monitoring by each territorial responsible function in order to guarantee the quality and availability of the television signal (for the main stations remote 24-hour monitoring is ensured, while the others are monitored 19 hours out of 24). The signal control Station (MCR) located in Cologno Monzese also carries out specific controls for third parties, leasing the network.

Lastly, corporate operating procedures envision preventive maintenance actions, which are periodically performed on the equipment.

The second type of risk previously indicated, refers to the obligation established in Italy to have the transition to digital technology completed by 2012 with simultaneous total switch-off of the analogue technology. With regard to this specific process of conversion, Mediaset, through its subsidiary Elettronica Industriale, plays a fundamental role, having invested considerable amounts since 2003 in the development of the infrastructure that supports digital technology (Multiplex).

The switch off has been planned according to a gradual transition to the digital technology of the Italian regions, with the ultimate objective of completing it within the pre-established deadline of 2012.

DGTVi, the association grouping the Italian free-to-air broadcasters, the federations of the local televisions and RTI, has played an important role in the promotion and dissemination of digital terrestrial technology in Italy.

For more detailed information regarding the data on distribution and coverage of the digital terrestrial technology and the timing and implementation criteria for the switch off process, reference should be made to the comments included in the preceding section of this document dedicated to the description of the Group's activities.

Financial risks

The high level of free cash flow resulting from the core television business in both Italy and in Spain, though increasingly subject to the inevitable ups and downs of the advertising market, has historically enabled the Mediaset Group to rely primarily on its own resources and manage its own growth strategy, both internally and externally, with a limited use of debt instruments, thus preserving its financial solidity.

The Group's consolidated net debt is currently significantly lower than the average amount of European competitors, measured in relation to the traditional parameters for such risk (net financial debt/EBITDA, net financial debt/ net equity).

The structure of the Group's consolidated net debt shows a significant predominance of medium/long term loans and committed credit lines, with a share of these, equal to 20%, falling due within the next 12 months, and which the Group will cover through its free cash flow, requesting the renewal of the same lines coming to maturity and the availability of financial instruments which can readily be translated into liquidity (trade receivables and Treasury shares).

The Group's financial debt, therefore, does not represent an element of risk in the current negative economic scenario of the markets, characterised also by high credit market volatility (credit crunch). These factors will however influence the management, in 2009, to take the necessary measures to ensure strict and rigorous management of the working capital and commercial partners in order to continue guaranteeing, also in the current market situation, adequate free cash flow from operating activities. In the event in which the market conditions further worsen, thus significantly reducing the afore mentioned capacity, the Group may explore the possibility of opening new lines of credit, in order to guarantee that the Group's average financial exposure does not exceed 2/3 of the overall worth currently determined by the credit system and as provided for in the Group's policy on the risk of liquidity.

The availability of financial liabilities based on a floating rate and the indexing of financial leasing contracts, on one side, and the activity for the acquisition of television and film rights in currencies other than the euro (mainly the US dollar) obviously exposed the Group to risks related to the fluctuations in the interest and exchange rates. Consistently with the implemented policy regarding the management of financial risks, the Group, by availing itself of derivative contracts stipulated with third parties, has adopted a management approach for such risks aimed at eliminating the effect of the exchange fluctuations, by establishing in advance the value at which such rights would be recognised, and establishing in advance or limiting the free cash flow differences due to interest rate market variations recognised in medium-long term liabilities.

For more detailed information regarding the policies of financial risk management, including those relative to the carrying out of sensitivity analyses on exchange rates and interest rates, reference should be made to the comments included in the specific section in the Explanatory Notes of the Group's consolidated Financial Statements under "Additional information on the financial instruments and risk management policies".

Risks related to the management of legal disputes

Due to the nature of its business, the Group is subject to the risk of legal litigations in the carrying out of its activities. In view of current obligations also relating to past events of legal or contractual nature or deriving from statements or behaviours adopted by the enterprise such to give rise to well-founded expectations in third parties that the company is responsible for or has to take on responsibility vis-à-vis the fulfilment of any obligation, the Group has made consistent allocations to risk provisions, recognised in liabilities in the Group's financial statements.

For more detailed information regarding the main legal disputes currently in progress, reference should be made to the comments included in the specific section in the Explanatory Notes.

Risks related to the environmental policy

The Group must comply with a number of norms and regulations in the matter of environmental protection, the most relevant of which primarily govern the electromagnetic fields attributable to the Group and the Group's development and management of signal broadcasting networks in Italy.

In Italy, exposure to electrical, magnetic and electromagnetic fields is governed by Italian Framework Law n.36 of 2001 and Italian Presidential Decree of the Council of Ministers of 8/7/2003, establishing exposure thresholds for the fields caused by equipment that generates electrical, magnetic and electromagnetic fields with a frequency ranging between 100 kHz and 300 GHz, as shown in the table below:

	Electrical field intensity E (V/m)	Magnetic field intensity H (A/m)	Power density D (W/m2)
Exposure threshold[1]	20	0.05	1
Attention threshold[2]	6	0.016	0.10
Quality objective[3]	6	0.016	0.10

Despite extensive preoccupations linked to the effects of electromagnetic fields, the World Health Organisation and all the latest revisions of the scientific literature have concluded that current evidence is not sufficient to prove any health damage deriving from the exposure to weak electromagnetic fields. Compliance with the exposure thresholds recommended by Italian national and international guidelines requires control and monitoring of the risks due to exposure to electromagnetic fields which may damage human health. Moreover, the Italian regulations in the matter establish thresholds as much as 100 times lower than those defined by ICNIRP (International Commission on Non Ionizing Radiation Protection) and applied in the rest of Europe.

The critical elements in relation to the compliance with the afore mentioned values, could be the following:

- the need for high power levels;
- the difficulty of erecting tall towers for the installation of transmission antennas;
- the proximity of residential properties to the station or the release by Municipalities of new permits for the construction of residential units close to the plants;
- the presence on the same site of other broadcasters (specifically radio broadcasters), which frequently run plants that do not comply with their concessions, exceeding the limits on the total of emissions generated;

[1] Exposure threshold: this is the value of the electrical, magnetic and electromagnetic field, regarded as the value of reference, defined for the purpose of protecting human health from severe damage, which should not be exceeded under any condition of exposure of the population and workers.
[2] Attention threshold: this is the value of the electrical, magnetic and electromagnetic field, regarded as the value of reference, which should not be exceeded in houses, schools and places of extended stay.
[3] Quality objectives are:
- Identification criteria, urban-planning standards, prescriptions and incentives for the use of the best available technologies, as indicated by relevant regional laws;
- The electrical, magnetic and electromagnetic field values, defined by the government for the purpose of the progressive mitigation of exposure.

Mediaset plants are designed, developed and managed in compliance with Italian law. The Group's operating practice includes that during the design stage of new sites or modification of existing ones, all the necessary measures are taken in order to limit electromagnetic pollution within the parameters established by the currently enforced law regulations and, specifically:

- the construction of tall towers for transmission antennas in order to keep them as far as possible from areas accessible to the population;
- improved orientation of transmission antennas in order to use less power and minimise the portion of emissions detectable at ground level (area accessible to the population);
- identification, where possible, of installation sites far from residential areas;
- lastly, submission of the project to the preventive assessment and authorisation of local authorities and Regional Agencies for Environmental Protection, as established by the Code of Electronic Communications (Italian Law Decree 259/03)

In addition, specific corporate functions are responsible for the plant mapping representing a risk from the point of view of electromagnetic pollution and for the definition of monitoring plans through the employment of internal and external resources (certified external advisors).

Lastly, the company has updated the procedures regarding health and safety of the people working in proximity of transmission antennas, in line with the provisions included in Italian Law Decree n. 81/2008, implementing European Directive 2004/40 on professional exposure to electromagnetic fields.

Risks related to Governance

The typical Governance-related risks, as the risk of non-compliance with the laws and regulations, improper assignment of powers and powers of attorney as well as improper remuneration policies, are mitigated by the implementation of a consolidated system of Corporate Governance.

In fact, since the year 2000, Mediaset has implemented the provisions set out in the Code of Ethics of listed companies and has adjusted its own Corporate Governance system over time to the national and international best practices in the matter, the recommendations of the Corporate Governance Code of Borsa Italiana and the developments of the laws and regulations from time to time applicable in the matter. For more detailed information on the organisational structure and the Group's Corporate Governance system, reference should be made to the Annual Report on Corporate Governance attached to Mediaset S.p.A.'s Financial Statements.

HUMAN RESOURCES

The continuous change in the social and economic framework and in the core market scenario calls for flexible organizations and highlights the central role of human resources. It is therefore essential that Mediaset actively and adequately promote employee upskilling, making no distinction based on gender, category and employment level. Today, more than ever, people make the difference and constitute a genuine competitive advantage.

The management and upgrading activities as well as the support programs dedicated to human resources, which the company has increasingly implemented in the last years, are aimed at enhancing the central role of human resources and combining the personal values and expectations of the staff with the corporate culture and values.

The enhancement of the staff, the improvement of skills and talents, the acknowledgment of merits and responsibilities stem from accurate process control activities, the use of specific tools aimed at providing a fair assessment of human resources starting from the recruiting process, a constant monitoring of human resources in their career paths (analysis and valuation of employee performance and supporting wage policy) and the development of professional and management training programs to promote the characteristics that distinguish the company's performance.

In addition, for the purpose of preserving and extending its competitive edge, Mediaset also makes concerted efforts to develop and keep talents and key people within the Group. Attracting the best talents at all levels in the organisation and assisting them in their career paths in an environment that is both stimulating, innovative and relaxed is the objective pursued in the process of selection and recruiting (both internally and externally) and by the various services made available to employees. Lastly, specifically designed career paths and upskilling projects aligned to the levels of performance, as well as succession plans for handling turnover of key people.

Staff composition

The total of the Mediaset Group's employees as of 31 December 2008 amounted to 6,375 units, increasing by 69 people against the 6,306 employees as at 31 December 2007.

Number of employees (including temporary staff)	**ITALY**		**SPAIN**	
	31/12/2008	**31/12/2007**	**31/12/2008**	**31/12/2007**
Managers	352	336	98	97
Journalists	382	368	121	127
Middle managers	850	801	82	86
Office workers	3,624	3,603	838	855
Industry workers	4	4	24	29
Total	**5,212**	**5,112**	**1,163**	**1,194**

Average workforce (including temporary staff)	**ITALY**		**SPAIN**	
	2008	**2007**	**2008**	**2007**
Managers	347	337	104	98
Journalists	378	358	125	126
Middle managers	819	793	84	86
Office workers	3,574	3,574	843	855
Industry workers	4	3	27	30
Total	**5,122**	**5,065**	**1,183**	**1,195**

It should be noted that the employees of the companies related to the geographical area of **Italy** amount to 5,184 units (5,086 in 2007) belonging to Group companies operating in the Italian territory (of which 4,933 employees are on permanent contract against 4,796 as of end of 2007), 26 units mainly located in the offices of London, employed by Publieurope Intenational Limited and 2 units employed by the Luxembourg-based company Mediaset Investment Sarl.

The difference in the number of employees of the companies operating in Italy is primarily due to more new entries as compared to previous years. The difference also includes the employees (14 units) of the companies Nova Film Srl and TaoDue Srl, acquired during 2008. The resources are distributed over the entire national territory, with a predominant concentration in the Milanese area, where approximately 65% of the permanent staff is employed, assigned to the offices located in Cologno Monzese, Segrate and Lissone.

ITALY: staff breakdown by geographical distribution (not including temporary staff)	2008	%	2007	%
Milan	3,220	65.3%	3,151	65.7%
Rome	1,036	21.0%	1,023	21.3%
Other	677	13.7%	622	13.0%
Total	**4,933**	**100.0%**	**4,796**	**100.0%**

Age and seniority

The average age and seniority testify the commitment of the company in eliciting human resource loyalty and the focus on retaining people with skills that have been progressively enhanced over time, in particular for jobs in which skill level depends heavily on experience.

ITALY: Staff Breakdown by average age (not including temporary staff)	2008 years	2007 years
Executives	49	48
Journalists	45	45
Middle managers	45	45
Employees	42	41
Total	**43**	**42**

ITALY: staff breakdown by year range (not including temporary staff)	2008	%	2007	%
since 30 years old	472	9.6%	358	7.5%
between 30 and 45 years old	2,480	50.3%	2,620	54.6%
more than 45 years old	1,981	40.2%	1,818	37.9%
Total	**4,933**	**100.0%**	**4,796**	**100.0%**

ITALY: Staff Breakdown by average seniority (not including temporary staff)	2008 years	2007 years
Executives	17	17
Journalists	12	12
Middle managers	15	16
Employees	14	14
Total	**15**	**14**

Equal opportunity

The Group pays the same attention also to equal opportunities, as confirmed by the large proportion of women in the total number of employees at all levels of responsibility with an incidence equal to 43% on the total number of employees.

ITALY: Staff Breakdown by role and gender	2008			2007		
	male	female	%	male	female	%
Executives	274	73	21%	262	69	21%
Journalists	183	150	45%	181	144	44%
Middle managers	469	375	44%	443	352	44%
Employees	1,864	1,545	45%	1,834	1,511	45%
Total	**2,790**	**2,143**	**43%**	**2,720**	**2,076**	**43%**

In **Spain**, the Telecinco Group employs 1,163 people as at 31 December 2008 against 1,194 people in 2007.

Telecinco Group's resources in charge of television production are mainly concentrated in Madrid. Publiespana's personnel also operate from the offices located in Barcelona, Alicante, Seville and Bilbao.

Not including the temporary staff, the personnel's geographical distribution is as follows:

SPAIN: staff breakdown by geographical distribution (not including temporary staff)	31/12/2008	%	31/12/2007	%
Madrid	1,078	93.3%	1,086	93.4%
Barcellona	25	2.2%	25	2.1%
Other	52	4.5%	52	4.5%
Total	**1,155**	**100.0%**	**1,163**	**100.0%**

The average age and seniority of Telecinco Group employees show a young and dynamic trend. Employee loyalty is very high.

SPAIN: Staff Breakdown by average age and seniority	Average Age	Average Seniority
Executives	43	11
Journalists	35	7
Middle managers	41	12
Employees	39	11
Total	**39**	**11**

Human resources represent one of the critical keys to the success of the Telecinco Group. Based on this orientation, in 2008, the group pursued its policy of enhancement for the people promoted from within in terms of creativity and production of television content. Training programmes have been set up, aimed at developing creative and managerial skills, improving IT knowledge, English courses, courses for the use of new technology, risk prevention in the workplace and support to individual initiatives. Figures are self-explanatory also for 2007, confirming Telecinco Group's commitment to supporting a policy of equal opportunity, in line with the orientation adopted in Italy by the Mediaset Group. There is a remarkably high proportion of women in the total corporate workforce and in a variety of managerial positions.

SPAIN: Staff Breakdown by role and gender	2008			2007		
	male	female	%	male	female	%
Executives	71	27	2%	71	26	2%
Journalists	48	68	6%	49	63	5%
Middle managers	33	48	4%	31	49	4%
Employees	467	393	34%	484	390	34%
Total	**619**	**536**	**46%**	**635**	**528**	**45%**

Selection and recruiting

In 2008, the Mediaset Group made a serious investment in providing employees with professional growth opportunities, both through the hiring of key resources in key roles in order to increase the level of competence in some specific areas and through a cross-sectional project targeting young people in view of their possible further growth in managerial positions.

In the first quarter of 2008, a campaign was launched for the recruitment of new graduates, which was completed in November with 36 people hired in the Mediaset Group, with an average age of 25 years. These young people have been assigned to almost all the corporate areas.

Similarly, the Mediaset Group continued to made a concerted effort to provide employees with the opportunity for in-house promotion, thanks also to a rigorous selection made since the very beginning. This activity is in charge of carrying out the recruitment of qualified personnel whose skills, attitudes and motivations are functional to the corporate production context.

The selection process is facilitated by the high visibility and attractiveness of the Group. In fact, the number of spontaneously sent resumés by candidates is consistently rising and in 2008 it exceeded 40,000 resumés sent both in soft and hard copy and through email.

In 2008, approximately just over 3,000 applicants were interviewed for specific jobs and to fill internship positions.

The steady and ongoing collaboration of the company with Italy's leading universities has enabled a high number of students to apply for internship with the company: in 2008, approximately 160 students were given the opportunity to enrich their professional experience through an internship with an average duration of approximately 4 months.

Training programmes

In 2008 the programmes started in the previous years were continued, as they are consolidated and extended to the Group's entire ordinary training project.

Specifically, the Group made concerted efforts to promote institutional initiatives, such as:

- "Training for the Young" with the third and fourth edition of the Young Graduates Project;
- "Training for the Middle Management", including a training path that comprises two projects: Meridiani (annual schedule of conferences) and Academy (a managerial upskilling programme for a selected number of junior managers);
- "Executive Training " with a specific focus on upgrading and debate. The fifth edition of *Scenari Paralleli*, the annual event programme has been subject to a format revision. The new formula, *Dialoghi*, included a number of round tables on topics strictly related to current news, analysed by high profile speakers co-ordinated by a moderator. With specific reference to professional upskilling, another point worthy of note is the organisation of the "International converging ICT scenarios and management challenge for the Mediaset Group" workshop, designed for executives involved in the process of digital technology development, with the objective of conducting a critical discussion at the managerial level of the main development phenomena taking place in the market in relation to the converging markets of ICT and media;
- In parallel, the already scheduled training initiatives have been maintained with the consolidated offering of training courses to all Group employees, including area-specific upskilling and team building initiatives.

Special relevance in terms of training activity was given in 2008 to the updating of sector-specific knowledge and technical upskilling, as a support to technological changes and organisation restructuring processes, as well as to the ongoing updating of skilled personnel with specifically designed activities broken down by single professional families and corporate structures. In

this context, we point to the initiatives dedicated to the following areas: Business Pay, on Retail and Trade Marketing; Interactive Media on project management; Purchasing on negotiation skills; Administration and Fiscal Affairs on IAS/IFRS General Accounting Principles.

With respect to other training activities, the list includes, for the sake of information, the initiative dedicated to the promoters of the generalistic networks (concurrently with the acquisition of the new technology for audiovisual content production); the upgrading of Elettronica Industriale's technical staff and, in particular, that of technicians of the Network Management Service, on specific equipment and plants; the upgrading of the technical staff of the Operations and Broadcasting of the Digital Terrestrial signal; the upgrading on the use of computer graphics software packages (Photoshop, Illustrator, After Effect, Edius etc.); the training of the technical staff of the production areas on audio level detection and measurement.

In compliance with the law provisions, ample room has been dedicated to the training activities envisaged in Italian Law Decree 81/08 in the matter of Safety in the Workplace, as well as the training activities dedicated to personnel hired with a project-based contract.

In relation to the e-learning platform, new courses have been designed and developed in the month of December 2008, concurrently with the introduction of new information systems, such as the reservation of business trips and the filling out of the application for the reimbursement of expenses.

For the employees of the commercial area specifically targeted initiatives have been developed, such as:

- Training courses for junior commercial profiles aimed at developing skills correlated to the organisation and planning of the commercial activity and fine-tuning of the functional relations in the phases of negotiation and sale;
- Training courses on organisational behaviour with targeted actions aimed at developing and improving personal skills and managerial competences;
- Development of professional knowledge and incentives for ongoing updating of specific competences inherent to the evolution of management and administration-related topics;
- Interdisciplinary workshops for all the Executive Managers with the objective of providing incentives for in-depth analysis of trends and swift changes in the advertising market of reference and, specifically, developments in the television market;
- Language courses (mainly English) and IT training (Office), above all through the integrated use of different learning tools, such as, tutorial training in class and on-line.

Training Hours	**2008**
Managerial	13,048
Professional	13,222
On-line training	7,855
Languages	1,575
Total	**35,700**

Initiative devoted to non-employees

Also, in 2008, training activities have been launched that are open to non-employees, designed to develop competences correlated with the commercial television universe.

In particular:

- *Campus Multimedia In Formazione:*

Campus Multimedia In.Formazione is a consortium established in June 2004 as a joint initiative of the Mediaset Group and the Libera Università di Lingue e Comunicazione IULM university, representing the founders, with the objective of creating a centre of excellence for university and post-university training and research in the context of Communication, Media, Digital Economy and Technologies.

All the activities are characterised by a concrete integration between university training, applied research and quality enterprise.

Multimedia, communication and economic subjects represent the pillars upon which the masters of the Campus are based.

Learning offer for 2008:

- Master in Journalism: a training course for professional journalists, combining the competence of the IULM university and Mediaset in communication and information. Recognised by the Italian National Council of the Register of Journalists in lieu of apprenticeship, this Master has the objective of providing junior journalists with a professional knowledge of cultural and multimedia information, enabling them to access any specialisation in journalism and producing content suitable for the various communication platforms. The course, reserved to a limited number of 15 students, lasts two years and comprises classes and laboratories, including a multimedia training programme. The technological laboratory organised and managed by the Consortium, which avails itself of the professional profiles made available by Mediaset, represents the distinguishing and unique component of this initiative in the panorama of the Italian journalism schools.

- Master in Management Multimediale (MIMM): this is a one-year master reserved for a limited number of 20 students, with bachelor's degrees in any discipline, designed to train managers to operate in multimedia companies, a job requiring the mastering of specific skills. Twelve intense months with classes, analyses of case histories, laboratories and research projects and, eventually, internships at the companies participating in the Multimedia Club. Before starting the internships, students are involved in a genuine ongoing workshop on topics that relate, in different ways, to the relation between technological innovation and consumers.

The Master courses are developed in collaboration with several renowned Italian and foreign universities. Sponsoring companies in 2008 were: Alcatel-Lucent, BT Italia S.p.A., Cinecittà Studios S.p.A., Cisco System Italy S.p.A., DMT Digital Multimedia Technologies S.p.A., Fastweb S.p.A., Medusa Film S.p.A., Mondadori S.p.A., Banca Monte dei Paschi di Siena S.p.A., Panasonic Italia S.p.A., Qualcomm, R101, Siemens, Vodafone and Wind.

- *Master Publitalia '80:*

Established in 1988, Publitalia Master has become a traditional appointment in the world of masters made available to young graduates looking for a job in the marketing and communication universe, with special attention to the entrepreneurial world and the sector of consumer goods.

The Master course is particularly focused on favouring the process of employment of young people after its completion. The master course's objective is the preparation of a group of graduates with excellent academic résumés, good knowledge of at least one foreign language and good managerial skills. It consists of full time training for 13 months for a limited number of candidates. In the first part, consists of theory and classroom work, while the second involves training projects at companies sponsoring the initiative.

Services to employees

Mediacenter, the space dedicated to the development of a series of initiatives aimed at improving employee's quality of life and ensuring a better balance between the professional and the private sphere, further consolidated in 2008.

The services offered range from personal care to the activities necessary for family management and, specifically: nursery, bank, post office, book shop, mini market, travel agency, parapharmacy, fitness centre, medical consultation centre, catering (bar, sandwich bar and restaurant), laundry /tailoring repairs and a shopping area.

These activities cover an overall area of over 3,000 square metres in the offices located in Cologno Monzese and in the offices of Elios in Rome.

The services are licensed to 15 external operators, selected for their specific competence in the sectors of reference.

In 2008 a new intranet website (Mymediaset) was developed, collecting and periodically updating a series of conventions negotiated with credit institutes, insurance companies and over a hundred shop owners with various outlets close to Milan, Rome and in the Regional offices of the Mediaset Group.

Safety, prevention and health in the workplace

The main actions undertaken in the year of reference with specific regard to safety, prevention and health in the workplace are listed here below:

- Implementation of the Health Plan: health supervision by means of 619 medical and ophthalmic visits (due to "video terminal risk") and specialist visits for approximately 500 employees, based on a medical protocol, with approximately twenty clinical assessments differently combined according to the relevant health conditions;

- Free flu vaccine for all employees;
- On-site inspections carried out by the Heads of the Environmental Protection, Safety and Health Division and by workplace physicians;
- Training:
- Training course for new profiles supporting the Prevention and Safety Divisions (new resources) and upgrading courses for people already in charge (Heads and subordinate staff of the Prevention and Safety Divisions) in compliance with the regulations in force;
- Training courses for: newly hired employees, employees in charge of emergency management, dollymen;
- Carrying out of fire drill operations with evacuation of the main offices of the Mediaset Group;
- Information:
- Updating of the corporate intranet website dedicated to safety in the workplace;
- Review of the " *the Residual Risk*" document pursuant to Italian Law Decree 81/08
- Updating of the Risk Assessment Document according to enacted changes to regulations and preparation of the relevant electronic format for the subsequent publication in the corporate intranet website;
- Within the scope of the management of company's premises, ongoing monitoring of all the aspects correlated to safety in the workplace and the relevant controls implemented, including the awarding of contracts;
- Environmental analyses to check and measure the quality of the workplace environment in relation to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and light, etc; according to specifically established audits;
- Installation of safety systems on the sites located in the mountains (workstations) regarding Elettronica Industriale, with actions carried out throughout the territory.

ENVIRONMENT AND THE COMPANY'S COMMITMENT TO CULTURE

Environment

The Mediaset Group, though not being an industrial processing company, believes it essential to disclose information to better meet stakeholder needs in relation to some environmental performance related indicators.

Here below are the data relative to the consumption of energy, as well as the main emissions of CO2 produced by the Group in 2008 and 2007.

CO2 emissions were measured using the method specified in the Greenhouse Gas Protocol[4]. In particular, considering the nature of the business, the emissions indirectly resulting from energy consumption have been taken into account.

Total Waste		**2008**		**2007**	
		Italy	**Spain**	**Italy**	**Spain**
Electricity	(kwh)	153,653,034	16,177,073	136,648,236	15,864,577
Discharge CO_2	(t)	78,172	3,866.3	70,539	3,791.6

Company's commitment and culture

The Mediaset Group is committed to the development of social activities through various activities.

Mediafriends

Mediafriends is the Onlus established in 2003 by Mediaset, Mondadori and Medusa. This non-profit association pursues social solidarity objectives. In the last five years, Mediafriends has promoted and supported a long series of charity events, collecting and distributing approximately EUR 35 million, which permitted the development of 143 solidarity projects in Italy and throughout the world.

Among the most noteworthy initiatives are: five editions of *La Fabbrica del sorriso*, the *Music for Asia* concert dedicated to the tsunami victims, the video-photographic exhibition *Un'onda di speranza*, the charitable auction *Venti di Striscia* at the Triennale of Milano and the fund raising activity organised on the occasion of the *Homage to Pavarotti* concert held in Petra, Jordan, in October 2008.

Moreover, Mediafriends has also contributed to the development, in Italian Children's Hospitals, of *Stanzallegra*, a multimedia space that is a recreation room for the small patients, in an

[4] The GHG protocol has been established in 1998 in association with the World Business Council For Sustainable Development (WBCSD) and the World Resouces Institute (WRI). Today is the most used instrument by governments and corporations to understand, quantify and manage the CO2 emissions. For further informations: www.ghgprotocol.org.

attempt to make hospitalisation less stressful.

With regard to the environment, in collaboration with Focus magazine, several publishing initiatives have been launched, whose receipts have been transferred in favour of the preservation of the Argentine forest and the redevelopment of the Villa Gregoriana park in Rome.

The following books were published with Mondadori: *Un sorriso grande come il*, *Uno cento mille sorrisi* and *Tutti i colori del sorriso*, a collection of stories taken from real life episodes experienced by children helped thanks to preceding initiatives. The proceeds derived from the sale of these books went to charity projects for the children in Vietnam, Ukraine and the Dominican Republic.

In 2008, Mediafriends organised the "*Laboratorio Mediafriends per il sociale* ", at the Franco Parenti theatre of Milan, a series of meetings with the objective of narrowing the gap between the needs of the non-profit sector and the competences and experiences of professionals in the communication sector. During the organised workshops different topics were analysed in depth, relating to solidarity and the proper use of communication tools, including television, radio, the print media and the web. 147 Onlus non-profit associations and foundations participated in these meetings.

The subsidiary Medusa, in addition to actively participating in Mediasfriends initiatives, has been supporting for years the Italian Society for Amiloidosis Onlus, a non profit organisation. Particularly relevant is the development of the new outpatient clinic at the Research Centre for Systemic Amiloidosis at the San Matteo General Hospital of Pavia. This outpatient clinic has been named in memory of Carlo Bernasconi, founder and president of Medusa.

Mediaset social communication

Every year Mediaset dedicates more than 6,000 advertising spaces to communication on social issues. These advertising spaces are assigned free of charge to non profit associations and bodies that need to increase their visibility to further develop their initiatives. Last year more than 250 entities participated in this initiative. In addition, Mediaset Creative Direction produces social campaigns through proprietary resources and know-how every year for the purpose of increasing public awareness about topics of civil and social interest. In 2008, in collaboration with Greenpeace and WWF, it produced the Campaign against Waste, the adverts of FAO, *Fabbrica del Sorriso*, the *Associazione L'Arte nel Cuore*, the *Federazione Associazioni Volontariato Oncologico FAVO* and the *Associazione Italiana Sclerosi Laterale Amiotrofica AISLA*.

With specific reference to Spain, the increased visibility acquired by Telecinco in the Spanish television market has conveyed an increasingly higher social responsibility onto the Spanish group.

Since December 1999, Telecinco has created a unique project to increase viewer awareness in relation to 12 topics of social interest. This initiative called "12 meses, 12 causas" has led to Telecinco's being seen as the most sensitive Spanish broadcaster of social values in the ranking of the Fundacion Empresa y Sociedad, measuring entrepreneurial social responsibility. For "12 meses, 12 causas" the network provides scheduling, dedicated adverts to the topic of the month and offers opinions and in-depth analysis in different programmes.

Guarantees for the protection of minors

Mediaset has always been very sensitive to the protection of minors:

- It dedicates special attention to the protected time window (4:00 p.m.-7:00 p.m.), by strictly monitoring all programmes broadcast (programmes, adverts, trailers and promotions) and by offering programmes specifically oriented to an audience of minors on at least one of the three networks (Italia 1);
- It standardises Prime Time programmes, by co-ordinating the programmes schedules, so that a suitable offering for the entire family is ensured on at least one of the three networks;
- Through the application of coloured stickers visible on the screen at the beginning of each TV programme, it provides an indication of the nature and the content of the same programme (Green: suitable for all family members. Yellow: children in company of an adult. Red: intended for an adult audience);
- In addition to the stickers, it consolidates the information regarding the content of programmes (i.e.: through verbal announcements or signs at the beginning of programmes; rolling credits after every advertising break; dedicated additions after the news);
- It promotes in-depth theoretical analyses inherent to the relation between television and underage viewers. In 2008, the "The values of Cartoons" research - developed in

collaboration with the Observatory of Pavia and presented in public on the occasion of the "Ragazzi che TV!" conference - focused on the content analysis of cartoons broadcast on the generalistc, satellite and digital networks, highlighting the relevant messages conveyed.

In Spain, Telecinco participated in Convenio de Segnaletica, requiring television networks to identify programmes according to the age bracket of the commercial target to which they are destined. The programmes dedicated to an adult audience are identified by a red sign and a sound; those suggesting parental guidance for children under 14 are identified by a yellow sign. Programmes suitable for all age brackets have no sign.

The cultural initiatives

In 1995, Mediaset and Medusa launched a film restoration project, called Cinema Forever, dedicated to Carlo Bernasconi, with the objective of preserving the Italian film masterpieces which would otherwise be lost due to their physiological deterioration. Cinema Forever gave new life to 21 films directed by famous directors, such as De Sica, Fellini, Pasolini, Rossellini, Antonioni, Bertolucci, Germi and Pietrangeli, who strongly contributed to the successful history of cinema. Mediaset organises hundreds of free shows of these masterpieces all over the world.

Between 1999 and 2002, the Mediaset Group donated fifteen restored films to the Museum of Modern Art of New York, one of the world's most important museums, contributing to expanding its historical archive with prestigious Italian films.

Also worthy of note is also Link, a fiction library, managed by RTI Marketing division.

For over twenty years Mediaset has been supporting and organising the "*Aperitif in concert*" shows at the Manzoni theatre in Milan. The show has gained importance at the international level thanks to the commitment expressed in favour of the most innovative and attractive contemporary creativity, ranging from jazz to experimental music and from ethnic traditions to the so-called "Boundary music" show.

SUBSEQUENT EVENTS AFTER 31 DECEMBER 2008

There are no significant events after the end of 2008.

FORSEEABLE DEVELOPMENTS

In the first two months of the year gross advertising revenues, both in Italy and Spain, saw a marked fall compared with the same period of the previous year due to a widespread worsening of general economic conditions in the current recessionary phase.

In Italy the gross advertising revenues on Mediaset networks booked in January a fall of about 12% with reference to the same period of the previous year. Available market data shows that this trend is significatly better then the rest of the advertising market. The figure for February, meanwhile, is expected to be in line with that of January.

Such conditions make it extremely difficult to make reliable forecasts about the evolution of the economic scenario in the coming months. It is, however, reasonable to presume that consolidated advertising revenues will, on an annual basis, be down on the previous year. The operating and net profit of the Group could, therefore, be lower than the figures for 2008.

In this general context, the Group confirms its objective of consolidating its "core" markets and market share. While maintaining a strict control on cost and television investments, the company will continue to support its development projects, mainly in Italy, in the pay-TV sector and in preparation for the switch to digital terrestrial.

for the Board of Directors
the Chairman

12g3-2(b)

Mediaset Group
2008 Annual Report

Consolidated Financial Statements and Notes

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	31/12/2008	31/12/2007
ASSETS			
Non current assets	**6**		
Property, plant and equipment	6.1	527.8	520.5
Television and movie rights	6.2	2,396.1	2,351.5
Goodwill	6.3	513.2	394.5
Other intangible assets	6.4	524.3	550.3
Investments in associates	6.5	264.7	464.8
Other financial assets	6.6	96.9	68.6
Deferred tax assets	6.7	416.3	335.5
TOTAL NON CURRENT ASSETS		**4,739.3**	**4,685.7**
Current assets	**7**		
Inventories	7.1	52.6	42.7
Trade receivables	7.2	1,153.1	1,212.8
Other receivables and current assets	7.3	221.1	297.4
Current financial assets	7.4	12.7	19.8
Cash and cash equivalents	7.5	139.6	157.0
TOTAL CURRENT ASSETS		**1,579.1**	**1,729.7**
Non current assets held for sale		**-**	**-**
TOTAL ASSETS		**6,318.4**	**6,415.5**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	31/12/2008	31/12/2007
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	**8**		
Share capital	8.1	614.2	614.2
Share premium reserve	8.2	275.2	275.2
Treasury shares	8.3	(416.7)	(416.7)
Other reserves	8.4	421.4	463.3
Valuation reserve	8.5	11.2	0.4
Retained earnings	8.6	1,118.1	1,100.6
Net profit for the period	11.11	459.0	506.8
Group Shareholders' Equity		**2,482.4**	**2,543.9**
Minority interests in net profit		106.3	174.4
Minority interests in share capital, reserves and retained earnings		167.1	118.5
Minority interests		**273.4**	**292.9**
TOTAL SHAREHOLDERS' EQUITY		**2,755.8**	**2,836.8**
Non current liabilities	**9**		
Post-employment benefit plans	9.1	103.4	102.2
Deferred tax liabilities	6.7	67.8	164.1
Financial liabilities and payables	9.2	921.8	855.8
Provisions for non current risks and charges	9.3	132.1	174.9
TOTAL NON CURRENT LIABILITIES		**1,225.1**	**1,297.0**
Current liabilities	**10**		
Financial payables	10.1	550.3	518.0
Trade and other payables	10.2	1,300.3	1,320.6
Provisions for current risks and charges	9.3	83.0	56.9
Current tax liabilities	10.3	69.4	104.7
Other financial liabilities	10.4	55.1	42.3
Other current liabilities	10.6	279.4	239.2
TOTAL CURRENT LIABILITIES		**2,337.5**	**2,281.7**
Liabilities related to non current assets held for sale		**-**	**-**
TOTAL LIABILITIES		**3,562.6**	**3,578.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,318.4**	**6,415.5**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

CONSOLIDATED INCOME STATEMENT (*)

(EUR million)

INCOME STATEMENT	Notes	2008	2007
Sales of goods and services	11.1	4,198.2	4,032.8
Other revenues and income	11.2	53.6	49.3
TOTAL NET CONSOLIDATED REVENUES		**4,251.8**	**4,082.1**
Personnel expenses	11.3	519.1	485.1
Non recurring income		-	(23.0)
Purchases, services, other costs	11.4	1,588.1	1,454.0
Amortisation, depreciation and write-downs	11.5	1,160.1	1,017.0
Impairment losses and reversal of impairment on fixed assets		-	-
TOTAL COSTS		**3,267.2**	**2,933.1**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**984.6**	**1,149.0**
Financial losses	11.6	(247.4)	(140.2)
Financial income	11.7	164.9	89.3
Income/(expenses) from equity investments	11.9	(209.1)	(2.7)
EBT		**693.0**	**1,095.5**
Income taxes	11.10	127.6	414.3
NET PROFIT FROM CONTINUING OPERATIONS		**565.4**	**681.2**
Net Gains/(Losses) from discontinued operations		-	-
NET PROFIT FOR THE PERIOD		**565.4**	**681.2**
Attributable to:			
- Equity shareholders of the parent company	11.11	459.0	506.8
- Minority Interests		106.3	174.4
Earnings per share	11.12		
- Basic		0.40	0.45
- Diluted		0.40	0.45

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Income Statement items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

MEDIASET GROUP

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	775,7	1.133,6
+ Depreciation and amortisation	1.160,1	1.017,0
+ Other provisions and non-cash movements	(4,2)	(29,0)
+ Equity investments evaluation result (net of gains/losses from sale operations)	209,1	2,7
+ Change in trade receivables	59,6	(70,5)
+ Change in trade payables	182,0	153,7
+ Change in other assets and liabilities	109,5	(36,9)
- Interests (paid)/received	(1,9)	(0,6)
- Income tax paid	(407,9)	(278,7)
Net cash flow from operating activities [A]	**2.082,0**	**1.891,3**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	1,6	7,2
Proceeds from the sale of equity investments	-	2,7
Interests (paid)/received	(0,8)	-
Purchases in television rights	(982,8)	(833,3)
Changes in advances for television rights	(20,9)	(6,4)
Purchases of other fixed assets	(118,9)	(113,5)
Equity investments	(27,7)	(471,6)
Changes in payables for investing activities	(202,3)	(317,3)
Proceeds/(Payments) for hedging derivatives	2,5	(15,0)
Changes in other financial assets	(20,0)	17,5
Loans to other companies (granted)/repaid	(6,3)	-
Dividends received	3,9	1,3
Business Combinations net of cash acquired	(113,1)	(118,3)
Changes in consolidation area	(26,4)	
Net cash flow from investing activities [B]	**(1.511,2)**	**(1.846,7)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(1,3)	(33,4)
Changes in financial liabilities	124,1	363,0
Dividends paid	(644,6)	(644,7)
Changes in other financial assets/liabilities	(4,3)	6,4
Interests (paid)/received	(62,1)	(26,3)
Net cash flow from financing activities [C]	**(588,2)**	**(335,0)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(17,4)**	**(290,4)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**157,0**	**447,4**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**139,6**	**157,0**

MEDIASET GROUP

MOVEMENTS IN
CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2007	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.2**	**299.2**	**2,933.4**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	-	(488.7)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(156.1)	(156.1)
Stock Option plan valuation	-	-	-	-	4.8		-	4.8	1.8	6.6
(Purchase)/sale of treasury shares	-	-	-	(2.8)	-	(15.1)	-	(17.9)	(15.5)	(33.4)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	6.6	(7.6)	-	(1.0)	-	(1.0)
Financial asset valuation credited/(charged) to Equity	-	-	(15.5)	-	(14.2)	-	-	(29.7)	(9.3)	(39.0)
Changes in consolidation area	-	-	(50.3)	-	-		-	(50.3)	(1.0)	(51.3)
Other changes	-	-	(13.7)	-	-	(0.6)	-	(14.3)	(0.6)	(14.9)
Profit/(loss) for the year	-	-	-	-	-	-	506.8	506.8	174.4	681.2
Balance at 31/12/2007	**614.2**	**275.2**	**463.3**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,543.9**	**292.9**	**2,836.8**
Balance at 1/1/2008	**614.2**	**275.2**	**463.3**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,543.9**	**292.9**	**2,836.8**
Allocation of the parent company's 2007 net profit						506.8	(506.8)	-	-	-
Dividends paid by the parent company						(488.7)		(488.7)		(488.7)
Dividends paid by subsidiaries to minority shareholders								-	(156.1)	(156.1)
Stock Option plan valuation					2.1			2.1	1.0	3.1
(Purchase)/sale of treasury shares						(0.6)		(0.6)	(0.7)	(1.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans					(3.0)			(3.0)	-	(3.0)
Financial asset valuation credited/(charged) to Equity	-	-	(28.2)	-	11.7	-	-	(16.5)	(16.6)	(33.1)
Changes in the consolidation area	-	-	(12.4)	-	-	-	-	(12.4)	47.8	35.4
Other changes			(1.3)			-		(1.3)	(1.2)	(2.5)
Profit/(loss) for the year							459.0	459.0	106.3	565.3
Balance at 31/12/2008	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2008	of which vs. related parties (note 15)	% wheight	31/12/2007	of which vs. related parties (note 15)	% wheight
ASSETS							
Non current assets	6						
Property, plant and equipment	6.1	527.8			520.5		
Television and movie rights	6.2	2,396.1	139.5	6%	2,351.5	107.8	5%
Goodwill	6.3	513.2			394.5		
Other intangible assets	6.4	524.3	1.0	0%	550.3	29.3	5%
Investments in associates	6.5	264.7			464.8		
Other financial assets	6.6	96.9			68.6		
Deferred tax assets	6.7	416.3			335.5		
TOTAL NON CURRENT ASSETS		**4,739.3**			**4,685.7**		
Current assets	7						
Inventories	7.1	52.6			42.7		
Trade receivables	7.2	1,153.1	13.9	1%	1,212.8	17.4	1%
Other receivables and current assets	7.3	221.1	0.1	0%	297.4		
Current financial assets	7.4	12.7	0.2	1%	19.8		
Cash and cash equivalents	7.5	139.6			157.0		
TOTAL CURRENT ASSETS		**1,579.1**			**1,729.7**		
Non current assets held for sale		-			-		
TOTAL ASSETS		**6,318.4**			**6,415.5**		

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2008	of which vs. related parties (note 15)	% wheight	31/12/2007	of which vs. related parties (note 15)	% wheight
SHAREHOLDERS' EQUITY AND LIABILITIES							
Share capital and reserves	8						
Share capital	8.1	614.2			614.2		
Share premium reserve	8.2	275.2			275.2		
Treasury shares	8.3	(416.7)			(416.7)		
Other reserves	8.4	421.4			463.3		
Valuation reserve	8.5	11.2			0.4		
Retained earnings	8.6	1,118.1			1,100.6		
Net profit for the period	11.11	459.0			506.8		
Group Shareholders' Equity		**2,482.4**			**2,543.9**		
Minority interests in net profit		106.3			174.4		
Minority interests in share capital, reserves and retained earnings		167.1			118.5		
Minority interests		**273.4**			**292.9**		
TOTAL SHAREHOLDERS' EQUITY		**2,755.8**			**2,836.8**		
Non current liabilities	9						
Post-employment benefit plans	9.1	103.4			102.2		
Deferred tax liabilities	6.7	67.8			164.1		
Financial liabilities and payables	9.2	921.8			855.8		
Provisions for non current risks and charges	9.3	132.1			174.9		
TOTAL NON CURRENT LIABILITIES		**1,225.1**			**1,297.0**		
Current liabilities	10						
Financial payables	10.1	550.3			518.0		
Trade and other payables	10.2	1,300.3	105.1	8%	1,320.6	134.9	10%
Provisions for current risks and charges	9.3	83.0			56.9		
Current tax liabilities	10.3	69.4	0.3	0%	104.7	2.0	2%
Other financial liabilities	10.4	55.1	8.1	15%	42.3	10.6	25%
Other current liabilities	10.6	279.4	9.0	3%	239.2	9.0	4%
TOTAL CURRENT LIABILITIES		**2,337.5**			**2,281.7**		
Liabilities related to non current assets held for sale		-			-		
TOTAL LIABILITIES		**3,562.6**			**3,578.7**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,318.4**			**6,415.5**		

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

INCOME STATEMENT	Notes	2008	of which vs. related parties (note 15)	% wheight	2007	of which vs. related parties (note 15)	% wheight
Sales of goods and services	11.1	4,198.2	29.7	1%	4,032.8	37.3	1%
Other revenues and income	11.2	53.6	2.8	5%	49.3	5.7	12%
TOTAL NET CONSOLIDATED REVENUES		4,251.8			4,082.1		
Personnel expenses	11.3	519.1			485.1		
Non recurring income		-			(23.0)		
Purchases, services, other costs	11.4	1,588.1	143.7	9%	1,454.0	260.2	18%
Amortisation, depreciation and write-downs	11.5	1,160.1	55.4	5%	1,017.0	64.4	6%
Impairment losses and reversal of impairment on fixed assets		-			-		
TOTAL COSTS		3,267.2			2,933.1		
Gains/(Losses) from disposal of equity investments		-			-		
EBIT		984.6			1,149.0		
Financial losses	11.6	(247.4)	(1.4)	1%	(140.2)	(2.0)	1%
Financial income	11.7	164.9	0.2	0%	89.3		
Income/(expenses) from equity investments	11.9	(209.1)			(2.7)		
EBT		693.0			1,095.5		
Income taxes	11.10	127.6			414.3		
NET PROFIT FROM CONTINUING OPERATIONS		565.4			681.2		
Net Gains/(Losses) from discontinued operations		-			-		
NET PROFIT FOR THE PERIOD		565.4			681.2		
Attributable to:							
- Equity shareholders of the parent company	11.11	459.0			506.8		
- Minority Interests		106.3			174.4		
Earnings per share	11.12						
- Basic		0.40			0.45		
- Diluted		0.40			0.45		

EXPLANATORY NOTES

1. GENERAL INFORMATION

Mediaset S.p.A. is a stock company established in Italy and registered with the Registrar of Companies of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section preceding the Group's Report on Operations.

These financial statements are denominated in Euro since this is the currency used for most of the Group's transactions.

Lastly, it should be noted that for the purpose of converting into euros the USD denominated values of subsidiaries acquired during the first quarter of 2008, the following exchange rates were applied: 1.5812 as at 31 March; 1.3917 as at 31 December; 1.4496 average exchange rate for the April-December period.

2. GENERAL DRAFTING CRITERIA AND ACCOUNTING STANDARDS FOR THE DRAFTING OF THE FINANCIAL STATEMENTS

The consolidated financial statements at 31 December 2008 were prepared according to the IAS/IFRS International Accounting Standards and by the relevant interpretation standards (SIC/IFRIC) registered by the European Commission and in force at such date.

Tables in the financial statements and explanatory notes have been prepared by also providing additional information envisaged with respect to company accounts tables and disclosures by CONSOB Decision No. 15519 of 27 July 2006 and CONSOB Communication No. 6064293 of 28 July 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION CRITERIA

General principles

These Financial Statements were drafted in view of business continuity, given the fact that the Company's Directors confirmed that they did not identify any issue of financial or managerial nature, or of any other kind, that could represent a possible risk for the Group to face its obligations in the upcoming future. Business-related risks and uncertainties are described in greater detail in the corresponding sections included in the Directors' Report on Operations. A description concerning how the Group manages the financial risks, to which it is exposed, including, among others, the liquidity risk and the capital risk, is contained in section *Additional information on financial instruments and risk management policies* in these Notes.

The generally adopted criteria for the recognition of assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, *fair value* is adopted.

Values of items in the consolidated financial statements, considering their significance, are expressed in EUR millions.

Below is a description of the structure adopted for the financial statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these consolidated financial statements.

Financial statements structure

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, in line with Group's in-house reporting methodology and in line with ordinary international industry practices, highlighting interim results regarding EBIT and profit before tax. *EBIT* is computed as the difference between Consolidated Net Revenues and Operating Costs (including all non monetary items regarding depreciation and amortisation – net of any reversal of impairment – of current and non current assets) with the addition of gains and losses from disposal of non current assets. In order to make it easier to measure the evolution of ordinary operations, in EBIT, cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately. These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the financial statements, conflict of interest, protection of the company's assets and protection of minority shareholders.

The ***Balance Sheet*** is drafted according to a scheme that shows the breakdown of "*current/non current assets and liabilities*" . An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the Group, or
- is mainly held for trading or
- it is envisaged that it will be sold / discharged within 12 months from the financial statements closing date or
- in absence of all three conditions above, assets / liabilities are classified as non current.

The ***Cash Flow Statement*** is drafted by applying the *indirect method*, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Investments in television rights as well as the change in advance payments made for future purchases of rights are included in investment operations. Changes in debts to suppliers for investments are entered under investments in the Cash Flow Statement. Similarly, also gains and payments regarding cash flow hedging operations for foreign currency payments of television rights are recognised in line with the hedged item in the flows from investments. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

Statements of changes in Shareholders' equity shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit of the parent company and subsidiaries to minority shareholders;
- amounts regarding transactions with shareholders (purchase and sale of treasury);
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in Shareholders' equity (gain or loss from purchase and sale of treasury shares,

actuarial profit and losses generated by the assessment of defined benefit plans), or have the same amount allocated to a provision in Shareholders' equity (share based payments for stock option plans);

- movements in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- movements in the valuation reserve of financial assets held for sale;
- the effect arising from any changes in the accounting standards.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant disclosures are provided along with breakdowns and changes with respect to the previous year.

Lastly, it should be noted that, in order to comply with the indications included in Consob Decision No.15519 of 27 July 2006 "Instructions about the structure of financial statements", in addition to the mandatory statements, new consolidated income statement and balance sheet tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Standards and consolidation area

These consolidated financial statements include Mediaset S.p.A. accounts and those of Italian and foreign companies on which Mediaset S.p.A. has the right to directly or indirectly exercise its control, since it has the power to determine their financial and managerial orientation and to obtain the relevant benefits.

Given its negligible effect, International Media Service Ltd was not consolidated on a line-by-line basis, but at cost, even though it is directly controlled by Mediaset S.p.A..

Assets and liabilities, gains and losses of companies consolidated on a line-by-line basis are fully included in the consolidated financial statements. The book value of equity investments is cancelled with respect to the corresponding portion of Shareholder's equity of the companies in which an interest is held, by assigning their current value at the date when control was acquired to the individual items in the assets and liabilities (Purchase Method) Any positive residual difference is entered in non-current asset item "Goodwill", any negative is entered under income in the income statement.

In case of acquisitions of business combination under common control, excluded from the framework of mandatory application of IFRS 3, in absence of references to specific IAS/IFRS principles or interpretations for these types of transactions, considering the provisions set out in IAS 8, we believed that the criterion based on the *principle of business continuation* is generally applicable. According to said principle, the consolidated financial statements of the acquiring entity should include assets and liabilities entered according to the relevant values resulting from the consolidated accounts as at the date of transfer of the common entity controlling those subject to business combination, with recognition of any possible difference between the price paid for the acquisition of the equity investment and the net accounting value of assets entered in the specific reserve under the Group's Shareholders' equity.

In absence of any specific Principle or Interpretation in this case in point, in case of acquisition of minority stakes in entities already subject to control, the difference between the price paid and the book value of assets and liabilities acquired is recognised in item goodwill (*Parent Company method*)

In case of transfer of minority stakes held in consolidated entities, which does not imply loss of control in such entities by the transferring company, the application of this method provides that any capital gain or loss resulting therefrom is entered to income statement.

All inter-company receivables and payables, expenses and revenues and unrealised profits are eliminated.

The portions in Shareholders' equity and the results for the year of consolidated companies belonging to third parties are recognised separately with respect to the Group's Shareholders' equity.

Currency-denominated assets and liabilities of foreign companies included in the consolidation area are converted into euro amounts using the exchange rate applicable as of the date of reference of these financial statements. Gains and expenses are converted using the period's average exchange rate. Any conversion difference resulting from the application of such criteria is entered under the specific reserve in Shareholders' equity until transfer of the relevant interest.

Goodwill and adjustments to fair value generated from the acquisition of a foreign entity are entered in the relevant currency and converted at year-end exchange rate.

The accounting situations of associated companies and jointly controlled companies are recognised in the consolidated financial statements according to the equity method.

Pursuant to IAS 28, an *associated company* is an enterprise in which the group can exert significant influence but does not have control or joint control, through the participation in the decisions regarding the financial and operating policies of the associated company.

Pursuant to IAS 31, a *joint venture* is a contract agreement by means of which the group starts an economic activity subject to joint control with other entities. Joint control means contractually agreed sharing of control over an economic activity and only exists when strategic, financial and operating decisions for the business require the unanimous consent of the parties sharing the control.

As is allowed by IAS 31, interests in joint ventures are valued according to the equity method. The equity method is also used for the valuation of equity investments in associated companies. This method is based on the accounting situations prepared by the single companies that are made available when drafting the consolidated financial statements.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to made the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rates determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

- Buildings 2% -3%
- Plant and machinery 10%- 20%
- Light construction and equipment 5% - 16%
- Office forniture and equipment 8% - 20%
- Vehicles and other transportation means 10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in income statement.

Leases

Assets acquired under leasing contracts are entered under fixed assets and a financial payable with the same amount is recognised to liabilities. The payable is progressively reduced according to the reimbursement plan of principal outstanding included in the leases envisaged by the contracts; the interest ratio is recognised on the income statement and booked on the item financial losses, the value of the asset recognised in fixed assets is depreciated on a straight-line basis according to the economic-technical life of the asset, or, if lower, on the basis of the expiry of the leasing contract.

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Government grants

Government grants received for investments in plants are recognised to income statement for the period necessary to match them with the related costs and treated as deferred income.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits. They also include goodwill when this is acquired for a consideration.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are recognised to income statement in the period in which they are incurred if relative to research costs. ***Development expenditures,*** mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Intangible assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets*.

This principle is also used for multi-year licences regarding ***television rights*** , which are generally amortised on a straight-line basis unless a different principle can be determined that

can reasonably and reliably reflect the correlation between costs, audience share and revenues from advertising.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method is generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months. This method reflects greater opportunities to exploit television rights, also considering the difficulty in identifying objective components for the correlation between revenues from advertising and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under the relevant television rights contracts have been used up, the residual value is fully discharged.

Sports, news and entertainment programmes rights are amortised almost entirely (90%) in the year the rights run and the residual portion is amortised in the following year. Rights related to long TV series are amortised at 70% in the first year starting from their availability and the residual 30% in the following twelve months.

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation model is used, which is correlated to the number of showings available by contract and their actual broadcasting.

Pay per View *sports television rights on digital terrestrial technology are totally amortised when* the event is broadcast.

Television rights available for use on different broadcasting platforms, specifically dedicated to distribution, are amortised, according to the best international accounting practice, making reference to the existing correlation between final revenues by type of exploitation and overall revenues resulting from the exploitation of the same right.

Costs regarding the **right to use television frequencies** dedicated to the setting up of digital terrestrial networks acquired by third parties under existing laws, are amortised on a straight-line basis with respect to the expected duration of use starting from the moment when the service is started. It should be noted that, starting from the year under investigation, the amortisation deadline – which was previously scheduled for 31 March 2018 – has been postponed to 31 December 2028, based on the new period of validity for network operator's licences, as a result of the conversion of television concessions into a general authorisation, provided for in Italian Law n.101 of 6 June 2008. The variation in the residual useful life of such intangible assets led to the recognition of lower amortisation for approximately EUR 14.0 million in these financial statements.

Goodwill and **other non current assets with undefined life or not available for use** are not subject to amortisation on a straight-line basis but subject to annual impairment test performed on the basis of the *Cash Generating Unit* to which the General Management allocates goodwill. Any write-downs are not subject to subsequent value recovery.

Goodwill resulting from the acquisition of a subsidiary, a business unit or a jointly controlled company reflects the excess of the cost of acquisition against the Group's portion of fair value of assets, liabilities and contingent liabilities identifiable in the acquired entity as of the date of acquisition.

In the event of transfer of shareholdings in subsidiaries or jointly controlled companies, the residual amount of goodwill attributable to them is used for the determination of the capital gain or loss resulting from such disposal.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of Goodwill, intangible assets with undefined useful life or assets not available for use, such

assessment is carried out at least once in a year, usually during the preparation of the annual financial statements and at any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value entered in the financial statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash Generating Units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

In the event of write-down for impairment, the cost is recognised to income statement, prior decreasing goodwill and therefore, as for the exceeding amounts, the proportional value of the other assets representing the reference CGU.

Equity investments in associated companies and joint ventures

Pursuant to IAS 31, equity investments in joint ventures are valued by the equity method. The equity method is also used for equity investments in associated companies. The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Goodwill in the value of equity investments is subject to impairment test on a yearly basis according to the previously described criteria.

In the event of write-down for impairment, the cost is recognised to income statement.

Non current financial assets

Equity investments other than investments in associated companies or jointly controlled companies are entered in item "*other financial assets*" under non current assets and are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) to a specific reserve in Shareholders' equity.

In the event of write-down for impairment, the cost is recognised to income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the already described criteria established for assets "*Available for sale*" and financial receivables to be paid over 12 months.

Receivables are entered at the amortised cost, using the actual interest rate method.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation.

With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Inventory

Inventory of raw materials, semi-finished products and finished products are valued at the lower between acquisition and production cost, including ancillary charges (FIFO method) and the estimated net realisable value as can be determined according to market trends. Finished products regarding teleshopping activities are valued by applying the weighted average cost method. Inventory also comprises television rights acquired for periods of use of less than 12 months and the costs of the already completed television productions.

Trade receivables

Receivables are stated at their fair value that generally corresponds to their face value, except in the event in which, as a result of significant payment extensions, it corresponds to the value determined by applying the amortised cost method. Their value is adjusted at year end to the estimated realisable value and devalued in case of impairment. Non-EMU currency-denominated receivables are valued at end-of-period exchange rates drawn from the European Central Bank.

Credit transfer

The recognition of credit transfer is subject to the provisions established by IAS 39 regarding the *derecognition* of financial assets. As a result, receivables transferred to factoring companies with or without recourse, in the event that the latter include implications of significant exposure to the trend of financial flows resulting from the receivables transferred, recognition is maintained in the financial statements, even though they have been legally transferred, with a concurrent accounting of a financial liability of equal amount.

Current financial assets

Financial assets are recorded and derecognised from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recorded based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "Financial income / (loss)" or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent partners.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity, income and losses resulting from trading operations are entered in a specific reserve of Shareholders' equity.

Employee Benefits

Post-Employment Benefit Plan

Employee termination benefit was classified until 31 December 2006 as "Post-employment benefit" of the "defined benefit plan" type, whose already accrued amount had to be projected to estimate the amount to be paid at the moment of termination of the employment relation and subsequently discounted using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee had already accrued during his/her employment period.

By means of actuarial assessment, the *current service cost* that defines the amount of rights accrued in the year by personnel is recognised in the income statement under item "Personnel expenses" and the *interest cost* that represents the expense that the company would incur into by asking the market for a loan for the same amount as the defined benefit plan is entered under "Financial loss/income".

Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in Shareholders' equity without being ever included in the consolidated income statement.

Following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued from 1 January 2007 were accordingly modified starting from that date in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees during the period of reference.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007 (except for companies with less than 50 employees), based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as *defined contribution plans* (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006, in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method (revaluation rate established by law and provided for the Institute in replacement of salary increase projections) without taking the pro rata of the service paid on the amounts with a deferred maturity into account. In accordance with the provisions set forth in paragraph 109 of IAS 19, such re-calculation implied during 2007 a curtailment of a non recurrent proceed entered to reduce Personnel Expenses and the concurrent reclassification in item "Previous years' income/(loss)" of the Reserve for actuarial income and loss allocated for at 31 December 2006.

Equity compensation benefit plans

In compliance with IFRS 2, the Group classified Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. Said amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights.

The fair value is determined by using the "binomial" method.

In line with the principles regulating the transition, this principle was applied to all grants after 7 November 2002 not yet accrued at 1 January 2005.

Trade payables

Trade payables are entered at face value which is usually close to the cost amortised; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations). These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is entered at current values in the financial statements and the charges resulting from the passing of time are fully recognised to income statement under item "Financial income / (loss)".

Non current financial liabilities

Payables are entered at the amortised cost, using the actual interest rate method.

Derivative financial instruments and hedge accounting

The Mediaset Group is exposed to financial risks mainly correlated to exchange rate fluctuations for the acquisition transactions relative to television rights in other non-European currencies and interest rate variations regarding multi-year loans stipulated at floating rate.

The Group uses derivative instruments (primarily forward contracts on foreign currencies and options) to hedge against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For the Mediaset Group, the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment in which these assets are recognised in the financial statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting*, according to IAS standards). However, when the assets are entered in the financial statements, the objective of the hedge is pursued through *natural hedge* where hedging (optional derivative instruments) and underlying (payables for the acquisition of rights) are separately valued according to the principles of reference and are therefore treated, from an accounting standpoint, as non hedge. More specifically, derivatives, in compliance with IAS 39, are valued at fair value with recognition of value differences to

income statement, while payables for the acquisition of rights – considered monetary items – are adjusted to the exchange rate at period end, in compliance with IAS 21.

Derivative instruments include current financial assets and liabilities entered at fair value.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (period end exchange rate calculated at the account date).

The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the Single Barrier Options (with barrier defined in reasonable times).

With reference to hedging derivatives to hedge interest rate risk, the fair value of interest rate swaps is calculated using the current value of the expected future cash flows, while the fair value of collar derivatives is calculated using the Black & Sholes method.

Accounting treatment varies according to the fact that these are designated as hedging derivatives pursuant to IAS 39.

In particular, for the purpose of hedge accounting, Mediaset considers as hedging derivatives those financial instruments that hedge against currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*) and those to hedge the exchange rate risk for which both the relationship between the derivative instrument and the hedged item and the likelihood/effectiveness of occurrence of the forecast transaction are formally documented.

The effective component of the adjustment to fair value of the derivative instrument used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in income statement.

These operations are accounted for through *cash flow hedge*. According to this rule, the effective component generating changes in the value of the derivative is entered in a reserve to Shareholders' equity. In the event of hedging commitments for the purchase of rights, such reserve is used to subsequently adjust the recognised value of the asset in the financial statements (basis adjustment) and in the event of exchange rate risk hedge, such reserve generates a proportional effect in the income statement at the same time of generation of the relevant cash flows.

Changes to the fair value of derivative instruments used for financial hedging purposes, that hedge the risk of changes to the fair value of items entered in the financial statements, in particular, currency receivables and payables or derivatives that do not qualify as hedging derivatives, are recognised in the income statement under item "Financial income / loss".

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.

In particular, the Group's main revenues from sales are entered according to the following criteria:

- advertising: upon showing of the relevant insert or advertising commercial. Revenues from advertising sales in exchange of goods (and correspondingly the cost of goods) are adjusted in order to keep the estimated recoverable value of goods into account;
- goods: upon shipment or delivery. In case of lease o sub-licencing of the use of rights also for a limited period of time, implying the transfer onto the transferee of the asset's control, the relevant revenue is fully recognised when the use of the asset is transferred;
- the amounts invoiced to distributors deriving from the sale of prepaid cards and scratch cards for Pay per View events are broken down based on the residual duration of the cards sold. Similarly, also direct costs are allocated along the same duration.

Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.

Cost recoveries are shown directly as cost deduction.

Income tax

Current income tax is entered for each individual company based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date in each country, considering applicable exemptions and tax credit.

Deferred tax assets and liabilities are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also entered in Shareholders' equity.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and when these refer to taxes due to the same Tax Authority and the Group intends to settle current assets and liabilities on a net basis.

In the event of changes to the accounting value of deferred tax assets and liabilities deriving from a change in the applicable tax rates and relevant legislation, the resulting deferred tax amount is recognised to income statement, unless it refers to debited or credited amounts previously recognised to Shareholders' equity.

Dividends

Dividends are entered in the accounting period in which distribution is approved.

Earnings per share

Earnings per share are determined by dividing the Group's net profit by the average weighted number of outstanding shares during that period, net of treasury shares. Diluted earnings per share are determined by considering the number of outstanding shares and the potential dilution effect resulting from the assignment of treasury shares to the beneficiaries of the already accrued stock option plans.

Use of estimates

For the purpose of drafting the Group's consolidated financial statements and the relevant Explanatory notes, estimates and assumptions have been used both in relation to the determination of some assets and liabilities items as well as for the valuation of some assets and liabilities items which the Group may register in the upcoming future. Specifically, due to the current macro-economic scenario, that has become increasingly difficult as a result of the current financial turmoil, the Group opted for relying on estimates on future trends that took this high level of uncertainty into account.

The main estimates refer to the calculation of the value in use of cash generating units (CGUs), to which the value relative to goodwill or other assets with a limited or unlimited useful life are attributed for the purpose of periodically subjecting them to impairment test as required by IAS 36. The calculation of the value in use requires an estimate on the expected free cash flow generated by CGUs as well as the calculation of an appropriate discount rate. The main uncertain aspects that may influence such estimates refer to WACC beyond the budget time horizon (g), as well as the hypotheses assumed for the development of the expected free cash flow for the business plans included.

The main data included also refer to the fund for risks and charges and the bad debt fund.

Estimates and assumptions are subject to periodic reviews and the relevant changes are recognised in income statement.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the income statement starting from the year of adoption.

Restatements of the financial statements of the previous year

To provide a comparable basis for 2007 financial statements data and 2008 financial statements data, the value relating to *Equity investments in associates and jointly controlled companies* as at December 2007 was restated with recognition in *Other reserves* in order to reflect pro-quota the adjustment of the value of the consolidated net equity as at 31 December 2007 of the associated company Edam Acquisition Holding I cooperatief U.A., following to the application, starting from 2008, by the same company in its consolidated financial statements, of IAS 21 in relation to the intangible assets identified upon the final allocation of the acquisition of Endemol completed in the previous year.

EUR 9.0 million related to the earnout matured at 31 December 2007 due to the acquisition of Medusa Film S.p.A. from Finivest have been restated from the item *due to suppliers* to the item *other current liabilities*.

Not yet applicable accounting principles, amendments and interpretations which the Group did not decide for early adoption.

Amendments to IFRS 1 – First-time adoption of the International Financial Reporting Standards and IAS 27 Consolidated and separate financial statements.

Amendments to IFRS 1 allow the entity, when drafting for the first time its financial statements in compliance with IFRS standards, to calculate the "cost" of its equity investments in subsidiary, affiliated companies and joint ventures according to IAS 27 or based upon the deemed cost).

The amendment to IAS 27 requires that dividends deriving from subsidiaries, associated entities and jointly controlled entities be recognised in the income statement of the Parent Company's

Separate Financial Statements. Both amendments shall become effective for the financial years beginning on or after 1 January 2009. Amendment to IAS 27 must be applied prospectively.

The modifications (exclusively referring to IAS 27) have an impact only on the Parent Company's Separate Financial Statements and no impact on the Group's Consolidated Financial Statements.

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009.

IFRS 3R introduces a number of changes in the accounting of business combinations, established after such date, that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future results.

IAS 27R regulates the changes in the ownership interest of a subsidiary (without that this translates into loss of control). Following to such transactions, any difference between third party interest (transferred or acquired) and the fair value of the price received or paid will be directly recognised in Shareholders' equity and attributed to majority shareholders.

The changes introduced by IFRS 3R and IAS 27R will affect future business combinations, transactions implying loss of control of a subsidiary and transactions with minority interests. These standards included the possibility of early adoption. However, the Group did not opt for early adoption.

IFRS 8 Operating Segments

In November 2006 IASB issued IFRS 8, which has become applicable starting from 1 January 2009 in replacement of IAS 14 – "Segment Reporting". This new accounting standard requires an entity to base the information included in its segment reporting on those elements that the management uses in its decision making process, thus requiring the identification of operating segments based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance.

Revised IAS 1 Presentation of Financial Statements

A revised version of IAS 1 was issued in September 2007, becoming effective for the financial years beginning on or after 1 January 2009.

The revisions regulate how changes in control and minority interest must be presented. The statement of changes in equity must only include the details relative to the group's equity, while transactions relating to minority interests will be listed as a single item.

Moreover, this accounting standard also introduces the statement of comprehensive income. An entity must present all non-owner changes in equity either in one statement of comprehensive income or in two statements, a separate income statement and "a statement of comprehensive income". The Group is still valuating which option to adopt.

IAS 23 Borrowing costs

On 29 March 2007 the International Accounting Standards Board issued a review of IAS 23 – "Borrowing Costs" – applicable from 1 January 2009. According to the revised version of the accounting principle, the option was eliminated, according to which companies could immediately recognise in income statement the financial charges borne in relation to assets for

which a substantial period of time is needed to get ready for its intended use or for sale. This principle will be applicable prospectively to borrowing costs relative to capitalised assets starting from 1 January 2009.

IAS 28 – Investments in Associates

This change, which has come into effect (even only prospectively) on 1 January 2009, requires that in case of investments valued based on the equity method, any impairment shall not be allocated to single assets (and, in particular, to goodwill) representing the book value of the investment, but to the value of the investment as a whole. As a result, in case of availability of value recovery conditions, such recovery shall be integrally recognised.

IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements– Puttable instruments and obligations arising on liquidation

These amendments to IAS 32 and IAS 1 were issued in February 2008 and are required for annual periods beginning on or after 1 January 2009. These amendments include an exception, with a very limited scope of application, which allows to classify puttable instruments and similar instruments as equity, provided that specific requirements are met. These amendments will not have any impact on the Group's consolidated Balance Sheet nor on its result, because the Group did not issue instruments of this nature.

IAS 39 Financial instruments: Recognition and Measurement – Instruments qualifiable as hedging instruments

These amendments to IAS 39 were issued in August 2008 and are required for annual periods beginning on or after 1 July 2009. The amendment addresses the identification of unilateral risks for a hedged instrument and the identification of inflation as a hedged risk or portion of hedged risk under certain circumstances. The amendment clarifies that the entity may decide to allocate a portion of the changes in the fair value or cash flows of a financial instrument as hedged item. The Group has decided that such amendment will have no impact on its financial position, because the Group did not make use of such instruments.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued in July 2008 and is required for annual periods beginning on or after 1 October 2008. IFRIC 16 interpretation must be applied prospectively. IFRIC 16 provides indications regarding the accounting of hedges of a net investment in a foreign operation. Specifically, it provides indications on the identification of the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation, and how an entity should determine the amounts to be re-classified from equity to profit or loss for both the hedging instrument and the hedged item, which shall be subject to re-classification in income statement in case of transfer of such equity investment. The Group is currently evaluating the accounting policy to adopt for the re-classification of profit or loss in case of transfer of net investments.

Improvements

In May 2008 IASB published a series of changes to IFRS rules, including different transition periods for each standard established. Here below we have specified those which IASB has indicated as having an impact on the presentation, recognition and measurement of items included in the financial statements of the Group starting from 1 January 2009.

- IAS 23 *Borrowing costs*: the definition of borrowing cost was revised in order to consolidate the two types of borrowing costs into one single item, that is, the interest calculated according to the actual interest rate based on the provisions established in IAS 39.
- IAS 28 *Investments in Associates*: in case of investments recognised at fair value in compliance with the provisions established in IAS 39 and IAS 28, only the provision shall be applied according to which it is necessary to provide disclosures about the nature and extent of any significant restrictions on the ability of associates to transfer funds to the entity in the form of cash dividends or repayment of loans.
- IAS 31 *Interests in joint ventures*: when a joint venture is recognised at fair value according to the provisions established in IAS 39, the only requirement from IAS 31 relates to the disclosure of a listing and description of interests in significant joint ventures and the proportion of ownership interest held in jointly controlled entities, as well as the aggregate amounts of each of current assets, liabilities, income and expenses.
- IAS 36 *Impairment of assets*: if fair value less costs to sell is determined by a discounted cash flow projection, an additional disclosure is required for the applied discounting rate, consistently with the disclosure required in the case in which the same discounted cash flow projection is used to assess the value in use.
- IAS 39 – *Financial Instruments: Recognition and Measurement*: This standard clarifies how to calculate the effective yield rate of a financial instrument at the end of fair value cash flow hedge accounting. In addition, it also clarifies that the prohibition to re-classify in the category of financial instruments with fair value adjustments under statement of income shall not apply to derivative financial instruments which may no longer be qualified as hedging or that, instead, become hedging instruments. Lastly, for the purpose of avoiding conflicts with the revised IFRS 8 – Operating Segments, it removed any reference to any definition of sector-specific hedging instrument.

4. Main corporate transactions and changes in the consolidation area

During 2008 corporate transactions have been completed which implied changes in the consolidation area. They are classified on the basis of the different corporate operations that causes those transactions.

Business Combinations:

Acquisition of 75% stake in TaoDue S.r.l. made by the subsidiary MedDue S.r.l. through the subsequent acquisition on 28 April 2008 of a 53.75% stake, and on 26 September of a further 21.25% stake. Following to the afore mentioned transactions, TaoDue stakeholders subscribe a reserved capital issue of a 25% stake in MedDue, with subsequent dilution of the equity investment of the Group in Medusa Film S.p.A., which totalled 75% from 100% as at 31 December 2008.

Acquisition of a control stake in existing equity investments:

On 25 June, subsidiary Gestevision Telecinco S.A. acquired a 60% equity investment in Factoria de Ficcion S.A., increasing its shareholding from 40% to 100%. For this reason, starting from 2008, the company is consolidated on a line-by-line basis.

Acquisition of further control stake in subsidiaries:

During the first quarter of 2008 Mediaset S.p.A. bought on the stock market Gestevision Telecinco shares for a total amount of EUR 12.3 milllion, thus increasing the control stake of the Group of a further 0.4%.

Acquisition of affiliation stake:

On 19 February 2008, Gestevision Telecinco completed the acquisition of a 35.08% equity investment in **Pegaso Television Inc.**, a company which controls Caribevision TV Network LCC, a recently established television network broadcasting in New York, Miami and Porto Rico, addressing the Spanish mother tongue population.

On 28 March 2008, Mediaset Investment Sarl stipulated a series of agreements with the China Global Media group, owner of the free-to-air sports channel called China Sport Network, which is currently on the air in 7 provinces of the People's Republic of China, with a coverage of approximately 400 million people. Based on such agreements, Mediaset Investment underwrote a capital increase reserved to company Sportsnet Media Limited for a total of USD 35 million, corresponding to approximately EUR 22.2 million, through the non-cash equity investment of Publiasia Limited and New Century Advertising Co. Ltd., thus consolidated on a line-by-line basis only in 2008 until that date. Based on the values recognised by the shareholders to the contributed assets, Mediaset and the China Global Media CO. Ltd. Group own 49% and 51% of such company, respectively.

On 24 September 2008, RTI S.p.A. acquired a 48.25% equity investment in Tivù S.r.l. as a start-up stake. Tivù S.r.l. is a company owned by RAI Radiotelevisione Italiana S.p.A. (48.25%) and Telecom Italia Media S.p.A. (3.5%) operating in the sector of digital terrestrial technology promotion.

On 25 September 2008, Mediaset acquired a 25% equity interest in Nessma S.A. The latter company controls Nessma Entertainment Sarl, a company operating in the sector of satellite television broadcasting in the North of Africa (Algeria, Libya, Morocco and Tunisia and Mauritania).

These equity investments has been valued according to the equity method criteria.

On 19 May 2008 a resolution was made regarding the winding up of company Super Nueve Television S.A.

Corporate re-engineering:

On 26 March 2008, Medusa Film S.p.A. transferred to its parent company RTI S.p.A. the full ownership of Medusa Cinema, Medusa Multicinema and Medusa Video S.p.A. On 26 September, in the view of corporate operations regarding TaoDue acquisition, R.T.I. S.p.A. underwrote a reserved capital increase in the subsidiary MedDue S.r.l. with the sale of the 100% stake in Medusa Film S.p.A.

On 1 July 2008, Gestevision Telecinco S.A. established Telecinco Factoria de produccion SLU, a partnership operating in the sector of audiovisual product development and marketing.

Other equity investments:

On 18 November 2008, subsidiary R.T.I. S.p.A. established ROMAINTV S.p.A. with third partners. This company operates in the sector of television programme production, development and broadcasting. Mediaset Group's shareholding in this company equals 9.68%.

The list of the companies and the equity investments included in the consolidation area according to the different applicable methods and the relevant valuation in the Mediaset Group's consolidated financial statements as at 31 December 2008 are shown in the table attached after the notes.

5. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary segments based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary segments coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the geographical segment in Italy, since in Spain, which coincides with the Telecinco Group, there are no significant business segments other than the television core business.

Primary Segments (*geographical areas*)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity as at 31 December 2008.

The relationships between the two segments almost exclusively refer to the dividends paid out by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the cancellation of the stake held in Gestevision Telecinco, whose book value is entered under the assets of the geographical segment Italy with subsequent recognition of the consolidation difference and, in 2008, they include the 25% stake held by Mediaset in Mediacinco (the remaining 75% is owned by Telecinco) as well as the loan granted by Mediaset to Mediacinco equal to EUR 58.8 million.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans and, in 2007, they include extraordinary revenues resulting from the re-determination of post-employment benefit as of 31.12.2007.

2007	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	3,000.5	1,081.6		4,082.1
Inter-segment revenue	1.6	-	(1.6)	-
Consolidated net revenues	**3,002.1**	**1,081.6**	**(1.6)**	**4,082.1**
%	74%	26%		100%
Operating profit	**663.8**	**485.2**	-	**1,149.0**
%	58%	42%		100%
EBIT	**663.8**	**485.2**	-	**1,149.0**
Financial income/(losses)	(56.2)	5.3	-	(50.9)
Income/(expenses) from equity investments valuec	0.4	(3.1)	-	(2.7)
Income/(expenses) from other equity investments	158.4	-	(158.4)	-
EBT	**766.4**	**487.4**	**(158.4)**	**1,095.5**
Income taxes	(276.9)	(137.4)	-	(414.3)
Profit/(losses) pertaining to minority interests	(0.3)	3.0	(177.1)	(174.4)
Group Net Profit	**489.2**	**353.1**	**(335.5)**	**506.8**
OTHER INFORMATION				
Assets	5,902.3	1,060.9	(547.6)	6,415.5
Liabilities	3,424.9	420.0	(266.2)	3,578.7
Investments in tangible and intangible non current assets	768.0	185.2	-	953.2
Amortization	823.5	193.5	-	1,017.0
Impairment losses	-	-	-	-
Other non monetary expenses	6.8	10.3	-	17.1

12g3-2(b)

2008	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	3,269.9	981.9		4,251.8
Inter-segment revenue	1.1	-	(1.1)	-
Consolidated net revenues	**3,271.0**	**981.9**	**(1.1)**	**4,251.8**
%	77%	23%		100%
Operating profit	**597.7**	**386.9**	**-**	**984.6**
%	61%	39%		100%
EBIT	**597.7**	**386.9**	**-**	**984.6**
Financial income/(losses)	(79.1)	(3.4)	-	(82.5)
Income/(expenses) from equity investments valuec	(33.3)	(175.9)	-	(209.1)
Income/(expenses) from other equity investments	161.1	-	(161.1)	-
EBT	**646.4**	**207.6**	**(161.0)**	**693.0**
Income taxes	(104.5)	(23.1)	-	(127.6)
Profit/(losses) pertaining to minority interests	(2.7)	26.8	(130.4)	(106.3)
Group Net Profit	**539.2**	**211.3**	**(291.4)**	**459.0**
OTHER INFORMATION				
Assets	6,058.4	827.6	(567.5)	6,318.4
Liabilities	3,477.8	366.1	(281.3)	3,562.6
Investments in tangible and intangible non current assets	926.8	195.8	-	1,122.6
Amortization	971.3	188.8	-	1,160.1
Impairment losses	-	-	-	-
Other non monetary expenses	24.5	(0.1)	-	24.5

(*) including the variation of item advances for the purchase of rights

The following table shows the cash flow statement by geographical area. It should be noted that item cashed-in dividends regarding geographical area Italy includes the dividends received from Gestevision Telecinco.

CASH FLOW STATEMENT - GEOGRAPHICAL DETAIL	Italy		Spain	
	31/12/2008	31/12/2007	31/12/2008	31/12/2007
Operating profit before taxation	**564.7**	**651.4**	**211.1**	**482.2**
+ Depreciation and amortisation	971.3	823.5	188.7	193.5
+ Other provisions and non-cash movements	15.5	(43.0)	(19.7)	14.0
+ Equity investments evaluation result (net of gains/losses from sale operations)	33.3	(0.4)	175.9	3.1
+ Change in working capital/ other assets and liabilities	277.5	33.4	73.6	13.0
- Interests paid/received	(1.9)	(0.6)	-	-
- Income tax paid	(307.7)	(139.8)	(100.2)	(138.9)
Net cash flow from operating activities [A]	**1,552.7**	**1,324.5**	**529.4**	**566.8**
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	1.6	6.2	-	0.9
Proceeds from the sale of equity investments		1.2	-	1.5
Interests and other financial income received	(0.8)	-	-	-
Purchases in television rights	(818.5)	(665.7)	(164.3)	(167.6)
Changes in advances for television rights	1.6	(0.3)	(22.5)	(6.1)
Purchases of other fixed assets	(109.9)	(102.0)	(9.0)	(11.5)
Changes in debt for investment (including hedging operations)	(185.9)	(320.1)	(13.9)	(12.2)
Equity investments	(5.6)	(65.6)	(22.1)	(466.0)
Changes in other financial assets	(5.0)	(44.7)	(15.0)	4.2
Loans to other companies (granted)/repaid	(6.3)	-	-	-
Dividends received	164.0	158.4	1.6	1.2
Business combination net of cash acquired	(113.1)	(117.1)	-	(1.2)
Changes in the consolidation area	(26.6)	-	0.2	-
Net cash flow from investing activities [B]	**(1,104.5)**	**(1,149.6)**	**(245.0)**	**(656.8)**
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues	-	-	-	60.0
Change in treasury shares	-	(2.8)	(1.3)	(30.6)
Net changes in financial liabilities	124.9	366.7	(0.8)	54.3
Dividends paid	(488.8)	(488.8)	(317.6)	(314.2)
Net changes in other financial assets/liabilities	(0.4)	6.9	(3.9)	(0.5)
Interests (paid)/received	(66.3)	(36.2)	4.2	9.9
Net cash flow from financing activities [C]	**(430.6)**	**(154.1)**	**(319.4)**	**(221.1)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**17.6**	**20.8**	**(35.0)**	**(311.1)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**89.2**	**68.4**	**67.8**	**379.0**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**106.7**	**89.2**	**32.9**	**67.8**

Secondary segments (*areas of operations*)

The operating segments defined in geographical area Italy, considering the actual significance and the organisation and business structure of the Group, are detailed here below (as already described in the report of operations):

- **Free To Air TV**, the Group's traditional core business, which includes operations regarding advertising sales and programme scheduling of the three Italian national networks currently broadcast in the analogue mode and proprietary free to air channels broadcast in digital terrestrial mode;
- **Pay per View**, refers to television operations regarding the supply of pay television events and programmes under the Mediaset Premium brand;

- **Network Operator**, includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), including the network acquired during the second quarter of 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial television;
- **Other operations**, ancillary to the main one (the Internet, teletext, service selling and content providing to mobile telephone companies, publishing activities, licensing and merchandising, e concessioni pubblicitarie non televisive, teleshopping). non television advertising licences, teleshopping). Starting from the third quarter of 2007, this group of activities also includes movie product distribution activities and theatre management belonging to the Medusa Group, and, starting from April 2008, production and marketing activities of TV dramas produces and marketed by Taodue S.r.l.

2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,535.5**	**187.3**	**225.9**	**53.4**	**3,002.2**
%	84%	6%	8%	2%	100%
Television rights	1,809.7	-	373.0	22.3	2,205.0
Other tangible and intangible non current assets	260.8	505.9	112.5	91.4	970.6
Goodwill	3.4	6.2	-	31.4	41.0
Trade receivables	622.3	42.4	65.1	82.5	812.4
Inventories	11.3	4.6	9.2	4.3	29.4
Operating assets	**2,707.4**	**559.1**	**559.8**	**232.0**	**4,058.3**
Investments in television rights (*)	599.0	-	49.9	16.8	665.7
Other investments	41.5	53.8	5.9	0.8	102.0
Investments in tangible and intangible assets	**640.5**	**53.8**	**55.8**	**17.6**	**767.7**

2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,534.2**	**190.9**	**403.7**	**142.2**	**3,271.0**
%	77%	6%	12%	4%	100%
Television rights	1,890.7	-	449.4	(73.5)	2,266.6
Other tangible and intangible non current assets	306.0	510.7	12.5	102.6	931.8
Goodwill	2.7	6.2	-	141.1	150.0
Trade receivables	827.9	52.8	62.8	78.1	1,021.6
Inventories	25.3	3.9	8.5	7.9	45.6
Operating assets	**3,052.6**	**573.6**	**533.2**	**256.3**	**4,415.6**
Investments in television rights (*)	657.5	-	219.5	(58.5)	818.5
Other investments	41.9	57.0	7.2	3.8	109.9
Investments in tangible and intangible assets	**699.4**	**57.0**	**226.7**	**(54.7)**	**928.4**

(*) Excluding the variation in item advances for the purchase of rights

Comments regarding the breakdown and changes in revenues in the areas of operation above described are already included in the Directors' Report on Operations.

Main secondary segment operations refer to ***television rights***; in particular:

- for the ***Free-to-air* area,** the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three generalistic channels;

- for the ***Pay-per-view*** area, the sports, cinema and entertainment rights reserved to the *Mediaset Premium* offer. In particular, sports rights include the broadcasting rights for the main Italian football clubs for the 2009/2010 season included.

Other investments refer:

- for *free-to-air* television operations, mainly to systems and equipment supporting the activity of television production centres, IT systems and upgrades of management offices and property;
- for pay-per-view television operations, they refer to investments relative to the further development of *Mediaset Premium* pay-TV subscription platform;
- for *network operator* operations they mainly refer to the maintenance and development activities of the DTT broadcasting network.

COMMENTS ON THE MAIN ASSETS ITEMS

(values in EUR millions)

6. NON CURRENT ASSETS

Here below are the changes related to the last two fiscal years detailed by cost, amortisation and depreciation and the net book value of the main balance sheet items under non current assets.

In the tables below, the detailed analysis related to the "changes in the consolidation area" refers to the effects of the acquisition of the Medusa Group in 2007 and the effects of the acquisition of companies Taodue S.r.l. and Nova Films S.r.l. in 2008.

6.1 Property, plant and equipment

COST	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2007	**215.0**	**697.3**	**86.8**	**102.4**	**71.1**	**1172.5**
Additions	5.4	27.9	5.3	9.4	53.4	101.4
Other changes	9.9	24.7	4.7	1.9	(44.1)	(3.0)
Disposals	(0.3)	(19.3)	(0.5)	(4.3)	(0.1)	(24.5)
Changes in the consolidation area	42.5	8.7	7.0	4.5	0.1	62.6
Balance at 31/12/2007	**272.4**	**739.2**	**103.2**	**114.0**	**80.3**	**1,309.1**
Additions	6.1	33.2	7.0	12.3	33.6	92.2
Other changes	16.1	31.6	8.4	1.1	(55.2)	2.0
Disposals	(0.2)	(15.2)	(0.5)	(4.7)	(0.0)	(20.7)
Changes in the consolidation area	-	-	0.1	0.0	-	0.1
Balance at 31/12/2008	**294.4**	**788.8**	**118.2**	**122.6**	**58.6**	**1,382.7**

AMORTISATION AND DEPRECIATION	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2007	**(88.2)**	**(497.0)**	**(58.5)**	**(71.5)**	**-**	**(715.3)**
Other changes	0.1	1.1	0.1	0.0	-	1.3
Disposals	0.3	14.2	0.5	4.1	-	19.0
Amortisation	(8.5)	(47.9)	(6.7)	(10.0)	-	(73.2)
Changes in the consolidation area	(4.1)	(7.4)	(5.4)	(3.5)	-	(20.4)
Balance at 31/12/2007	**(100.6)**	**(537.0)**	**(70.0)**	**(80.9)**	**-**	**(788.5)**
Other changes	(3.7)	(4.2)	(3.2)	3.1	-	(8.1)
Disposals	0.2	14.4	0.4	4.8	-	19.8
Amortisation	(10.1)	(49.3)	(7.8)	(10.8)	-	(78.0)
Changes in the consolidation area	-	-	(0.0)	(0.0)	-	(0.1)
Balance at 31/12/2008	**(114.1)**	**(576.1)**	**(80.8)**	**(83.8)**	**-**	**(854.9)**

NET BOOK VALUE	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2007	126.8	200.2	28.3	30.8	71.1	457.2
Additions	5.4	27.9	5.3	9.4	53.4	101.4
Other changes	9.9	25.8	4.8	2.0	(44.1)	(1.7)
Disposals	0.0	(5.2)	(0.0)	(0.2)	(0.1)	(5.5)
Amortisation	(8.5)	(47.9)	(6.7)	(10.0)	-	(73.2)
Changes in the consolidation area	38.4	1.3	1.6	1.0	0.1	42.3
Balance at 31/12/2007	171.9	202.1	33.2	33.1	80.3	520.5
Additions	6.1	33.2	7.0	12.3	33.6	92.2
Other changes	12.4	27.4	5.2	4.2	(55.2)	(6.1)
Disposals	(0.0)	(0.8)	(0.1)	0.0	(0.0)	(0.9)
Amortisation	(10.1)	(49.3)	(7.8)	(10.8)	-	(78.0)
Changes in the consolidation area	-	-	0.1	-	-	0.1
Balance at 31/12/2008	180.3	212.7	37.4	38.8	58.6	527.8

The main period increases concern:

- property: EUR 13.4 million regarding building works for the television studios in Cologno Monzese, the production centre of Milano 2, Centro Palatino and Elios studios in Rome and for the offices of Group companies; as well as construction and maintenance activities of television stations;
- plant and equipment: EUR 47.6 million regarding television broadcasting, telerecording and radio bridge development systems, of which EUR 36.9 million are attributable to digital broadcasting networks; EUR 7.0 million refer to television production infrastructures; EUR 5.4 million relate to the purchase of audio/video equipment for analogue and digital broadcasting.
- tangible assets under formation and advances refer to projects close to completion mainly attributable to digital multiplex systems for a total amount of EUR 32.0 million.

Item "Land and Buildings" includes values of some properties subject to financial leasing contracts, used as movie theatres located in the cities of Turin, Livorno, Salerno and offices in Rome. The table below details the book value of those fixed assets. It should also be noted that the existing instrumental leasing contracts have been terminated during 2008.

	Torino (real estate)		Livorno (real estate)		Salerno (real estate)	
	2008	2007	2008	2007	2008	2007
Historical cost	13.0	13.0	14.8	14.8	13.5	13.5
- Land	*4.8*	*4.8*	*4.7*	*4.7*	*4.7*	*4.7*
- Building	*8.2*	*8.2*	*10.1*	*10.1*	*8.8*	*8.8*
- Instrumental						
Amortisation	(1.6)	(1.4)	(1.7)	(1.4)	(1.7)	(1.5)
Net book value	**11.4**	**11.6**	**13.1**	**13.4**	**11.8**	**12.0**

	Roma	
	2008	2007
Historical cost	5.2	5.2
Amortisation	(0.4)	(0.3)
Net book value	**4.8**	**4.9**

The following tables show the main information regarding this contract:

	Torino (real estate)	Livorno (real estate)	Salerno (real estate)
Lease term	180 months	180 months	215 months
Maturity	december 2017	april 2018	december 2026
Original purchase price	3.2	3.7	2.7
Initial discount rate	4.07%	3.61%	5.09%
Reference rate	Euribor 3M	Euribor 3M	Euribor 3M

	Roma
Lease term	8 years
Maturity	december 2009
Original purchase price	0.5
Initial discount rate	3.60%
Reference rate	Euribor 3M

Minimum lease payments

	Torino (real estate)		Livorno (real estate)		Salerno (real estate)	
	2008	2007	2008	2007	2008	2007
Liabilities from financial leasing	**8.9**	**5.1**	**10.1**	**6.5**	**16.8**	**6.2**
due within one year	*1.0*	*0.1*	*1.1*	*1.1*	*0.9*	*1.0*
due within five year	*5.0*	*5.0*	*5.4*	*5.4*	*4.7*	*5.2*
further	*2.9*		*3.5*		*11.1*	
financial charges	(2.4)	(2.8)	(2.6)	(3.0)	(7.3)	(2.6)
Present value of liabilities from financial leasing	**6.5**	**2.3**	**7.5**	**3.5**	**9.5**	**3.6**

Present value of minimum lease payments

	Torino (real estate)		Livorno (real estate)		Salerno (real estate)	
	2008	2007	2008	2007	2008	2007
Liabilities from financial leasing	**6.5**	**3.9**	**7.5**	**4.4**	**9.4**	**3.9**
due within one year	*0.6*	*0.6*	*0.7*	*0.7*	*0.4*	*0.6*
due within five year	*3.5*	*3.3*	*3.9*	*3.7*	*1.9*	*3.3*
further	*2.4*		*2.9*		*7.1*	
liabilities expiring within one year	(0.6)		(0.7)		(0.4)	
Present value of liabilities from financial leasing	**5.9**	**3.9**	**6.8**	**4.4**	**9.1**	**3.9**

	Minimum lease payments		Present value of minimum lease payments	
	Roma			
	2008	2007	2008	2007
Liabilities from financial leasing	**1.2**	**1.9**	**1.1**	**1.8**
due within one year	*1.2*	*0.7*	*1.1*	*0.6*
due within five year	-	*1.2*	-	*1.1*
financial charges	(0.0)	(0.1)	-	-
Present value of liabilities from financial leasing	**1.1**	**1.8**	**1.1**	**1.8**

The fair value of the liability is close to the carrying value.

6.2 Television rights

It is worth noting that item *other changes* includes reclassifications regarding the capitalization of advances previously paid to suppliers (classified in previous years under ***other intangible fixed assets***) for which during the year of reference, contracts have been underwritten or production has been completed, contracts have been cancelled or rights have contractually expired.

	Historical Cost	Amortisation and depreciation	Net book value
Balance at 1/1/2007	**6,368.8**	**(3,980.6)**	**2,388.2**
Additions	664.9	-	664.9
Other changes	(312.0)	475.5	163.5
Disposals	(59.9)	58.8	(1.1)
Amortisation	-	(877.0)	(877.0)
(Depreciation), (write-downs)/write-ups	-	(3.4)	(3.4)
Changes in the consolidation area	268.4	(252.1)	16.4
Balance at 31/12/2007	**6,930.3**	**(4,578.8)**	**2,351.5**
Additions	805.0	-	805.0
Other changes	(150.6)	381.7	231.2
Disposals	(72.0)	71.9	(0.1)
Amortisation	-	(984.5)	(984.5)
(Depreciation), (write-downs)/write-ups	-	(7.9)	(7.9)
Changes in the consolidation area	30.5	(29.5)	1.0
Balance at 31/12/2008	**7,543.1**	**(5,147.0)**	**2,396.1**

Overall 2008 increases amount to EUR 982.8 million (EUR 833.4 million as at 31 December 2007) and refer to purchases for EUR 805.0 million (EUR 664.9 million as at 31 December 2007), capitalization of advances previously paid to suppliers (entered under intangible assets under formation and advances as at 31 December 2007) for EUR 177.9 million (EUR 168.5 million as at 31 December 2007).

Item *Other changes* also includes capitalisation of encrypted rights options relative to the 2009-2010 season of "Serie A" football clubs, previously recognised in item Other intangible assets and decreases for cancellations for a total amount of approximately EUR 45.1 million.

Rights that have not become effective at 31 December 2008 amount on the whole to approximately EUR 715.1 million (approximately EUR 672.5 million as at 31 December 2007).

As provided for in IAS 36, these activities which are not yet available for use are subject to impairment test on an annual basis in relation to the Cash Generating Units that use them (Commercial TV Italy and Telecinco, as well as other tangible and intangible assets that can be attributed to the same CGUs, and Mediaset Premium). The details relative to the impairment of the first two Cash Generating Units are specified in note 6.3 concerning *Goodwill* for the Group. The impairment test of the television rights relative to Mediaset Premium was performed by considering the value-in-use, calculated on the basis of the five-year plan of the relevant Cash Generating Unit that was approved by Mediaset S.p.A. Board and confirmed the recovery of the book values.

6.3 Goodwill

Below are the movements regarding the last two years for their net value:

	Goodwill	Differences arising from consolidation	Total
Balance at 1/1/2007	**0.9**	**367.8**	**368.7**
Additions	-	0.1	0.1
Other changes	-	-	-
Disposals	-	-	-
Amortisation	-	-	-
(Depreciation), (write-downs)/write-ups	-	-	-
Changes in the consolidation area	1.0	24.7	25.7
Balance at 31/12/2007	**1.9**	**392.6**	**394.5**
Additions	-	9.8	9.8
Other changes	-	-	-
Disposals	-	-	-
Amortisation	-	-	-
(Depreciation), (write-downs)/write-ups	-	-	-
Changes in the consolidation area	-	108.9	108.9
Balance at 31/12/2008	**1.9**	**511.3**	**513.2**

The increase for the year included in item *acquisitions* refers to the goodwill generated following to an increased shareholding (0.4%) held in Gestevision Telecinco S.A. The net growth generated in *Changes in the consolidation area* comprise goodwill for a total amount of EUR 115.8 million, calculated upon the acquisition of the control stake in TaoDue S.r.l. (as more precisely detailed in the note below regarding Business combinations) net of a decrease equal to EUR 5.9 million relative to the transfer of a 25% stake held in Medusa Film S.p.A. in the framework of the same transaction.

As at 31 December 2008, goodwill was subject to impairment test as required by IAS 36. This assessment, which is carried out at least once in a year, was performed at the level of Cash Generating Units, CGUs, to which the value of goodwill is attributed, based on the five-year plans approved by the competent corporate bodies. For all CGUs subject to impairment no indications have emerged in relation to the fact that such activities may have resulted into value loss.

The following table shows the allocation of overall goodwill to the following CGUs in the two fiscal years, before any recognition of impairment:

	31/12/2008	31/12/2007
Telecinco	363.2	353.5
Teleshopping	6.5	6.5
Cinematographic distribution	18.0	24.0
Fiction/TV Series production	115.8	-
Other	9.6	10.4
Total	**513.2**	**394.4**

The share of goodwill included in item *Other*, primarily generated upon formation of the Mediaset Group, is attributable to the Commercial TV Italy and Network Operator Cash Generating Units.

The recoverable value of goodwill totalling EUR 363.2 million (that followed the progressive acquisitions of the control interest in Gestevision Telecinco) was calculated by assuming the recoverable value was the higher between the fair value and the value-in-use. The fair value coincided with the Stock Exchange capitalisation of Telecinco security (based on the official listing on 30 December, 2008). The value in use was calculated as the current value of operating prospective cash flows derived from the latest company budgets and business plans (as approved by the Board of Directors of Mediaset S.p.A). These plans have been developed assuming relatively conservative scenarios regarding the expected evolution of revenues from advertising sales. It also considered the significant worsening of the macroeconomic scenarios of reference and so the difficulty in developing reliable projections. It applied a discount rate corresponding to an average weighted cost of capital equal to 7.8% (corresponding to a gross rate equal to 18.3%) and a growth rate used to calculate financial flows beyond the planning term equal to 2.5%.

All the other goodwill items have been subject to impairment assuming the value-in-use based on the discount rate of cash flows resulting from the latest business plans approved, relative to each individual Cash Generating Unit, as approved by the Board of Directors of Mediaset S.p.A.. The discount rate is equal to an average weighted cost of capital equal to 7.7% for positive flows and 3.8% for negative flows (corresponding to gross rates between 9.3% and 16.1%), while the growth rate, used to calculate the financial flows beyond the planning term, is equal to 2%.

Considering the worsening of the macro-economic scenario and the correlated need for reviewed projections relative to the trend of revenues from television advertising sales in Italy as compared to those included in the preceding plans, it was considered necessary to also subject to impairment intangible and tangible assets relative to the Commercial TV Italy CGU, except in the case in which goodwill attributable to the same CGU is considered irrelevant.

Among the main assumptions underlying the financial forecasts of the Mediashopping and Network Operator CGUs, it is worth noting the one regarding the switch-off date of analogue programmes, established by the current EU regulations at 31 December 2012, an event which is connected to the evolution of the penetration of decoders to receive the digital terrestrial signal, while the development for the plans of the *Film distribution and TV drama/series production* Cash Generating Units was calculated based on the relevant investment/production plans and revenues expected from the relevant exploitation by Medusa Film S.p.A. and TaoDue S.r.l., respectively.

Based on the conservative hypotheses adopted for the basic assumptions for the development of the plans of the main Cash Generating Units and also considering the wide margins between

the recoverable values and the relevant carrying values of the assets subject to impairment, sensitivity analyses have been carried out along with the verification of changes in the relevant financial parameters (discount rate).

6.4 Other intangible assets

HISTORICAL COST	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2007	**132.3**	**135.4**	**358.8**	**222.1**	**113.8**	**962.5**
Additions	6.5	-	2.1	183.7	0.3	192.6
Other changes	2.6	(0.1)	0.6	(174.0)	4.5	(166.4)
Disposals	(0.4)	-	(3.4)	(1.0)	-	(4.8)
Changes in the consolidation area	8.2	0.2	0.2	(45.1)	10.7	(25.8)
Balance at 31/12/2007	**149.3**	**135.5**	**358.3**	**185.8**	**129.3**	**958.2**
Additions	15.2	0.3	2.9	204.0	1.7	224.1
Other changes	8.5	(0.9)	5.1	(181.8)	(110.0)	(279.0)
Disposals	(1.0)	-	(0.6)	(1.0)	(0.0)	(2.7)
Changes in the consolidation area	-	0.0	-	1.2	60.0	61.2
Balance at 31/12/2008	**172.0**	**135.0**	**365.7**	**208.1**	**80.9**	**961.7**

AMORTISATION AND DEPRECIATION	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2007	**(112.9)**	**(130.1)**	**(41.4)**	**(47.3)**	**(2.9)**	**(334.6)**
Other changes	(0.0)	0.1	-	-	(5.4)	(5.3)
Disposals	0.4	-	0.4	-	-	0.8
Amortisation	(14.8)	(1.1)	(28.5)	-	(4.4)	(48.7)
(Depreciation), (write-downs)/write-ups	-	-	-	(5.5)	-	(5.5)
Changes in the consolidation area	(7.5)	(0.2)	(0.1)	-	(6.9)	(14.7)
Balance at 31/12/2007	**(134.7)**	**(131.3)**	**(69.6)**	**(52.8)**	**(19.5)**	**(407.9)**
Other changes	(0.1)	0.9	(4.4)	24.9	3.0	24.2
Disposals	1.0	-	0.1	-	-	1.1
Amortisation	(17.4)	(1.0)	(14.7)	-	(9.1)	(42.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(12.7)	-	(12.7)
Changes in the consolidation area	-	(0.0)	-	-	-	(0.0)
Balance at 31/12/2008	**(151.2)**	**(131.5)**	**(88.5)**	**(40.6)**	**(25.7)**	**(437.4)**

NET BOOK VALUE	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2007	**19.5**	**5.3**	**317.4**	**174.8**	**110.9**	**628.0**
Additions	6.5	-	2.1	183.7	0.3	192.6
Other changes	2.6	0.0	0.6	(174.0)	(0.9)	(171.7)
Disposals	(0.0)	-	(3.0)	(1.0)	-	(4.0)
Amortisation	(14.8)	(1.1)	(28.5)	-	(4.4)	(48.7)
(Depreciation), (write-downs)/write-ups	-	-	-	(5.5)	-	(5.5)
Changes in the consolidation area	0.8	0.0	0.0	(45.1)	3.8	(40.5)
Balance at 31/12/2007	**14.6**	**4.2**	**288.7**	**133.0**	**109.8**	**550.3**
Additions	15.2	0.3	2.9	204.0	1.7	224.1
Other changes	8.3	(0.0)	0.8	(156.9)	(107.1)	(254.8)
Disposals	(0.0)	-	(0.5)	(1.0)	(0.0)	(1.6)
Amortisation	(17.4)	(1.0)	(14.7)	-	(9.1)	(42.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(12.7)	-	(12.7)
Changes in the consolidation area	-	0.0	-	1.2	60.0	61.2
Balance at 31/12/2008	**20.8**	**3.5**	**277.2**	**167.6**	**55.3**	**524.3**

Patents and intellectual property rights primarily refer to software.

Item **Patents and intellectual property rights** includes EUR 16.6 million relative to increases ascribable to the purchase and development of new software to be used for pay-tv subscription systems.

Licences include the rights of use of television frequencies acquired from third parties for the development of broadcasting platforms for Digital Terrestrial Television. Further period increases regard the acquisition of frequencies to increase the coverage of existing multiplex systems.

As at 31 December 2008, item **intangible assets under formation and advances** mainly consist of advance payments made to suppliers for the acquisition of television rights, advances paid for dubbing services and for options on the completion of programmes and production start-ups. Increases for the year, regarding advance payments to suppliers of rights and advances paid for the production of long TV series amount to EUR 197.3 million. Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation as at 31 December 2007 with subsequent reclassification to television rights for a total amount of EUR 177.9 million.

Item **Other intangible assets** primarily comprises intangible assets that can be ascribed to exclusive commitments taken on vis-à-vis company Taodue by its founders and directors as well as assets identified and determined - also through specific assessment carried out by independent experts - upon the purchase price allocation in relation to the control interest acquired in Taodue S.r.l. and Nova Film S.r.l.. Both transactions were completed during 2008. For a more detailed analysis on the accounting effects of the afore mentioned transactions, reference should be made to the relevant note regarding business combinations. Decreases in item *Other changes* are mainly ascribable to the option rights for the purchase of the encrypted television rights of the main Italian football clubs for the season 2009/2010. The relevant value was recognised in item *Film and television rights*.

6.5 Investments in associates / joint ventures

The following table summarises the stakes held on the basis of percentage of ownership and carrying values of shareholdings valued by equity method in the two financial years of reference:

	31/12/2008		31/12/2007	
	Stake %	Book Value (EUR millions)	Stake %	Book Value (EUR millions)
Associated companies				
Titanus Elios S.p.A.	30.0%	10.3	30.0%	9.9
Aprok Imagen S.L.			38.5%	0.7
Publieci Television S.A.	50.0%	1.0	50.0%	1.0
Canal Factoria de Fiction S.A.			40.0%	0.1
La Fabrica De La Tele SL	30.0%	1.2		-
Pegaso Television INC	35.1%	12.3		-
NESSMA S.A.	25.0%	4.6		-
Producciones Mandarina S.L.	30.0%	0.9	30.0%	1.1
Edam Acquisition Holding I Cooperatief U.A.	33.3%	222.1	33.3%	434.8
Sportsnet Media Limited	49.0%	-		-
Altre		0.3		0.9
Total		**252.7**		**448.5**
Joint ventures				
Boing S.p.A.	51.0%	4.3	51.0%	5.1
Fascino P.G.T. S.r.l.	50.0%	4.1	50.0%	8.3
Mediavivere S.r.l.	50.0%	3.1	50.0%	2.9
Tivù S.r.l.	48.3%	0.5		-
Total		**12.0**		**16.3**
Balance at 31/12		**264.7**		**464.8**

With reference to the 33.3% stake held in Edam Acquisition Holding I Cooperatief U.A., it should be noted that the book valued registered on the conosolidated financial statement as at 31 December 2007 was recalculated from EUR 456.5 million to EUR 434.8 million, registering as counterpart the difference amounting to EUR -21.7 million, recognised in net equity for the relevant portions ascribable to the group and third parties. Such variation reflected the implementation of the provisions set out in IAS 21 for the drafting of Edam's consolidated financial statements. The application of IAS 21 led to a re-adjustment of goodwill and intangible assets, identified upon the Purchase Price Allocation (in the context of the acquisition of the shareholding in Endemol), which was attributed to CGUs adopting currencies other than the euro, to year end exchange rates. Edam's consolidated financial statements as at 31 December 2007 show that the carrying values for such activities identified upon temporary Purchase Price Allocation reflected the exchange rates identified on the effective date of Endemol acquisition (3 July 2007).

In 2008, Edam generated consolidated net sales for a total amount of EUR 1,301.1 million, showing a rising trend against EUR 1,256.3 million of the same period in the previous year, with an increase that, excluding the exchange effects that mainly relate to a weak dollar and sterling (the two currencies used for the operations in the US and UK), was equal to 7.5%. EBITDA before non-recurring expenses accounted for EUR 220.8 million (against EUR 229.4 million of the previous year) with an EBITDA/Net revenues ratio of 17%. The positive result on the operation side is counter-balanced by (even non recurring) expenses relating to the acquisition of Endemol. Such costs generated a net loss of EUR 639.6 million; particulary, other than the financial charges and the amortisation of the intangible assets recognised during the PPA process,

the net result was also affected by the annual impairment of the goodwill on the basis of the business plan 2009/2013 approved by the Board of the company. This impairment is represented in the equity evaluation of the stake held by Mediaset Group for a total amount of EUR -122.0 million.

With reference to other equity investments, it should also be noted that the values relative to the shareholdings held in Fascino PGT S.r.l., Sportsnet Media Limited and Pegaso Television Inc. reflected the decreases in the residual values of the relevant goodwill by EUR 5.9 million (against a carrying value of EUR 7.2 million as at 31 December 2007), EUR 4.7 million and EUR 5.8 million, respectively.

The following table shows the main income statement and balance sheet data of associates and jointly controlled companies:

2008	Assets	Shareholders' Equity	Liabilities and minorities	Revenues	Net Result
Boing S.p.A.	11.9	8.5	3.4	7.8	(1.6)
Edam Acquisition Holding I Cooperatief U.A.	3,750.6	577.7	3,173.0	1,301.1	(639.6)
Fascino P.G.T. S.r.l.	20.4	5.8	14.6	48.1	3.4
La Fabrica De La Tele SL	6.5	3.9	2.6	13.6	2.5
Mediavivere S.r.l.	14.3	6.1	8.2	49.0	5.1
NESSMA S.A.	13.5	12.2	1.3	-	(1.1)
Pegaso Television INC (*)	54.2	38.5	15.7	4.7	(16.5)
Producciones Mandarina S.L.	5.4	2.9	2.5	14.7	1.5
Publieci Television S.A.	2.7	1.8	0.9	23.1	1.4
Sportsnet Media Limited (*)	3.3	(12.5)	15.8	4.6	(37.6)
Titanus Elios S.p.A.	35.7	34.3	1.4	4.7	1.2

(*) EUR conversion on the basis of book values denominated in USD

2007	Assets	Shareholders' Equity	Liabilities and minorities	Revenues	Net Result
Aprok Imagen S.L. (dato 2006)	3.9	2.1	1.8	6.6	0.8
Boing S.p.A.	10.4	9.9	0.5	5.6	(4.0)
Canal Factoria de Fiction S.A.	0.8	0.3	0.5	1.5	0.1
Edam Acquisition Holding I Cooperatief U.A. (*)	4,272.7	1,304.5	2,968.2	613.4	(16.0)
Fascino P.G.T. S.r.l.	14.6	2.4	12.2	41.6	(0.3)
Mediavivere S.r.l.	12.8	5.7	7.1	52.0	4.7
Producciones Mandarina S.L.	5.7	3.5	2.2	18.8	2.9
Publieci Television S.A.	2.7	1.9	0.8	3.0	1.5
Titanus Elios S.p.A.	38.5	33.0	5.5	3.9	0.8

(*) consolidated data July/December 2007

6.6 Other financial assets

The following tables show the value at the closing dates of the last two financial years and changes that occurred in 2008 in item *other financial assets*:

	Balance at 31/12/2007	Changes in the consolidation area	Additions / (Disposals)	Financial gains	Fair Value adjustments/ Impairment	Reclassifications	Balance at 31/12/2008
Equity investments	13.1		(0.1)				13.0
Financial receivables (due after 12 months)	55.2		27.6	0.9			83.6
Other financial assets	0.3		-				0.3
							-
Total	**68.6**	**-**	**27.5**	**0.9**	**-**	**-**	**96.9**

The change in **Equity investments** is mainly attributable to the Medusa Cinema S.p.A.'s underwriting of a share capital increase proportionally to the relevant stake held in the Circuito Cinema S.r.l.

Financial receivables include EUR 51.1 million for the receivable from British Telecom regarding the sale of the equity investment in Albacom S.p.A. carried out on 4 February 2005. As was already commented in the Financial Statements of the previous years, with respect to such receivable, a provision for risks of EUR 34.6 million was set up, resulting from the difference of its value and EUR 16.5 million, the minimum value (comprising interest accrued) envisaged by contract in the closing operation of the sale of the equity investment. Item *financial receivables* also includes EUR 3.3 million regarding a loan granted by subsidiary Publitalia '80 to associated company Radio e Reti S.r.l.; EUR 0.7 million concerning loans granted by Gestevision Telecinco S.A. to associated companies, and EUR 5.7 million relating to financial advances granted for cinematographic productions. It should also be noted that this item includes EUR 19.9 million relative to financial receivables (acquired from third parties and generated during the year under investigation), due from companies belonging to Edam Acquisition Holding I Cooperatief U.A..

6.7 Deferred tax assets and liabilities

	31/12/2008	31/12/2007
Deferred tax assets	416.3	335.5
Deferred tax liabilities	(67.8)	(164.1)
Net position	**348.5**	**171.4**

The following tables show separately for assets and liabilities the movements regarding deferred tax assets and deferred tax liabilities.

It should be noted that tax assets and liabilities relating to actuarial evaluations of defined post-employment benefit plans and cash flow hedge reserves changes are booked directly on equity.

Other changes include reclassifications to line up the consolidated tax assets and liabilities, previously entered as net asset or liability, with the values individually presented by each company of the Group.

Deferred tax assets	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Other changes	Balance at 31/12
2007	324.6	(52.2)	0.6	74.0	(11.5)	335.5
2008	335.5	85.2	(4.3)	2.9	(3.0)	416.3

Deferred tax liabilities	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Other changes	Balance at 31/12
2007	(177.3)	38.3	0.2	-36.8	11.5	(164.1)
2008	(164.1)	111.1	1.1	(18.8)	3.0	(67.8)

The main changes throug profit and loss occurred during the year regards:

- for EUR 34.1 million to the recognition of deferred tax asset of Mediaset Investment Sarl relating to tax losses that can be brought forward (amounting to EUR 119.3 million as at 31 December 2008), considering the reasonable probability of the recovering of such losses.
- for EUR 107.5 to the use of a deferred tax liability generated byMediaset S.p.A.'s adoption of the optional tax redemption regime introduced in Italy by the 2008 Budget Law, which caused, facing to the write-up of a substitute tax of EUR 54.0 million, the line up of the fiscal and accounting values in some categories of tangible assets.

Here follows a detail of the temporary differences that generated deferred tax assets and liabilities:

	Temporary differences	Tax effect
Deferred tax assets related to:		
Non current tangible assets	0.1	-
Non current intangible assets	148.6	46.2
Television and movie rights	286.3	83.9
Provision for receivables write-off	57.2	15.9
Provisions for risks and charges	144.0	42.8
Post-employment benefit plans	6.6	1.8
Provisions for equity investments write-off	-	-
Inventories	12.1	3.6
Hedging derivatives	5.0	1.5
Tax losses that can be brought forward	132.0	37.6
Other temporary differences	50.8	15.5
Consolidation adjustments and intercompany profit write-off	542.9	167.5
Total	**1,385.5**	**416.3**

	Temporary differences	Tax effect
Deferred tax liabilities related to:		
Non current tangible assets	7.4	2.1
Non current intangible assets	72.5	22.8
Television and movie rights	1.4	0.4
Provision for receivables write-off	39.7	10.9
Provisions for risks and charges	0.1	-
Post-employment benefit plans	19.8	5.4
Provisions for equity investments write-off	-	-
Inventories	-	-
Hedging derivatives	-	-
Tax losses that can be brought forward	-	-
Other temporary differences	30.0	8.7
Consolidation adjustments and intercompany profit write-off	55.5	17.4
Total	**226.3**	**67.8**

7 CURRENT ASSETS

7.1 Inventory

As of year end this item is broken down as follows:

	Gross	Write-downs	31/12/2008 Net value	31/12/2007 Net value
Raw and ancillary materials, consumables	8.6	(4.3)	4.3	5.0
Work in progress and semi-finished products	1.1	0.0	1.1	0.6
Contracts in progress	0.0	0.0	0.0	0.0
Finished goods and products	55.6	(8.3)	47.3	37.1
Total	**65.3**	**(12.7)**	**52.6**	**42.7**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consists of screenplays and television productions in progress.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 21.2 million (EUR 20.7 million at 31 December 2007) and by the Telecinco Group for EUR 7.2 million;
- smart cart stocks regarding Mediaset Premium operations for EUR 2.7 million (EUR 0.8 million at 31 December 2007);
- television rights whose duration is less than one year, for the amount regarding the remaining duration, equal to EUR 5.9 million (EUR 5.0 million at 31 December 2007);
- products for "goods exchange" operations carried out by Digitalia '08 S.r.l. (formerly Promoservice Italia S.r.l.) for EUR 2.8 million (EUR 5.9 million as at 31 December 2007);
- products for teleshopping activities for EUR 5.2 million (EUR 2.8 million as at 31 December 2007);

7.2 Trade receivables

As at 31 December 2008, this item is broken down as follows:

	Balance at 31/12/2008	Due		Balance at 31/12/2007
	Total	Within 1 year	After 1 year	
Receivables from customers	1,139.2	1,139.2	0.0	1,195.4
Receivables from Group fininvest's company	13.9	13.9	0.0	17.4
Total	**1,153.1**	**1,153.1**	**0.0**	**1,212.8**

A detailed analysis by type, risk class, concentration and trade receivables expiry is shown in the subsequent note 12.

Trade receivables due from related parties primarily refer to trade receivables from subsidiaries, affiliated companies and parent company. A detailed analysis of trade receivables is shown in the subsequent note 15 (*related parties transactions*).

7.3 Other receivables and current assets

	31/12/2008	31/12/2007
Other receivables	158.6	173.1
Prepayments and accrued income	62.5	124.3
Total	**221.1**	**297.4**

Other receivables mainly include:

- *receivables due from taxation authorities for withholding taxes on dividends* for a total amount of EUR 21.9 million. These refer to dividends paid out by Gestevision Telecinco S.A and subject to 15% withholding tax. The reimbursement of the withholding tax paid has been requested in presence of the requirements envisaged by current tax regulations regarding inter-community equity investments.
- *Receivables due from taxation authorities* for a total amount equal to EUR 54.1 million, of which EUR 41.7 million refer to Telecinco Group's tax advances;
- *advances to suppliers, outside contractors and agents* paid to advertising area consultants and suppliers, artists and other professionals for television productions for a total amount of EUR 38.2 million;
- *receivables* totalling EUR 28.2 million from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company as of year end. It should be noted that receivables transferred in the year to factoring companies without recourse make for a total amount of EUR 426.5 million (EUR 390.2 million as at 31 December 2007).
- In item ***prepayments and accrued income*** the most significant items refer to:
- the rights for the Champion League matches for the seasons 2008/2009 and 2009/2010 amounting to EUR 14.3 million acquired from company Union des Associations Europeennes de Football;
- the costs for smart cards and vouchers amounting to EUR 12.9 million entered for their correlation with the revenues resulting from their relevant sale.

7.4 Current financial assets

	31/12/2008	31/12/2007
- Financial receivables (due within 12 months)	10.3	3.8
- Securities	0.8	12
- Financial assets for hedging derivatives (cash flow hedge)	1.3	3.3
- Financial assets for derivatives with no hedging purpose	0.4	0.7
Total	**12.7**	**19.8**

Item **Financial receivables** includes government contributions pursuant to Italian Law No. 1213 4/11/65, amended by Italian Law No.153 1/3/1994, resulting from film productions developed by Medusa Film S.p.A., approved by the competent bodies but not yet paid for a total amount of EUR 8.1 million and loans granted by the Telecinco Group to subsidiary companies for a total amount of EUR 1.8 million.

The change in item **Securities** primarily refers to the transfer of bonds carried out by subsidiary Gestevision Telecinco S.A.

Financial assets for derivatives with hedging purpose as at 31 December 2008 refer to the fair value of derivative instruments used to hedge the exchange rate risk. The change over the previous year refers to the effect of changes in the fair value of such derivative instruments used to hedge against the interest rate risk related to long term loans and real estate leasing.

Financial assets for derivatives with non hedging purpose refer to the fair value of derivative instruments with hedging purpose (for which *hedge accounting* policy has not been applied) that hedge the variations of fair value of the elements recognised in the financial statements, in particular, currency-denominated receivables and payables.

7.5 Cash and cash equivalents

This item is broken down as follows:

	31/12/2008	31/12/2007
Bank and postal deposits	138.8	156.4
Cash in hand and cash equivalents	0.9	0.6
Total	**139.6**	**157.0**

For the analysis of the changes in cash, see the Group's *Consolidated cash flow statement*.

7.6 Net financial position

Below is the breakdown of the ***Group's consolidated net financial position*** pursuant to Consob Communication 6064293 dated 28 July 2006, showing the Group's current and non current net financial debt. For each of the exhibited items the reference to the relevant comment note is also given.

Changes in the Net financial position occurred in the fiscal year of reference are thoroughly detailed in the *Balance Sheet* section of the *Directors' Report on Operations*.

	Notes	31/12/2008	31/12/2007
Cash in hand and cash equivalents	7.5	0.9	0.6
Bank and postal deposits	7.5	138.8	156.4
Securities and other current financial assets	7.4	0.8	15.6
Total liquidity		**140.4**	**172.7**
Financial receivables from affiliated companies	7.4	1.8	-
Current financial receivables	7.4	8.5	3.5
Total current financial receivables		**10.3**	**3.5**
Due to banks	10.1	(550.3)	(518.0)
Other financial liabilities	10.4	(42.5)	(1.4)
Financial liabilities due to affiliated companies and joint ventures	10.4	(8.0)	(10.6)
Current financial debt		**(600.8)**	**(529.9)**
Current Net Financial Position		**(450.1)**	**(353.7)**
Due to banks	9.2	(883.7)	(822.5)
Payables and other non current financial liabilities	9.2	(37.9)	(32.7)
Non current financial debt		**(921.6)**	**(855.2)**
Net Financial Position		**(1,371.7)**	**(1,208.8)**

Item **Securities and current financial assets** exclusively includes securities, as already explained in note 7.4 above. Changes over the previous year primarily refer to the disposal of securities held by the subsidiaries Mediaset Investment S.a.r.l. and Telecinco Gestevision S.A.

Item **Financial receivables due from affiliated companies and jointly controlled companies** includes loans granted to subsidiary companies by the Telecinco Group.

Item **Payables and current financial liabilities,** shown net of the ineffective portion of derivative instruments to hedge currency exposure, includes the fair value of derivative instruments used to hedge against the interest rate risk, as already commented in note 10.4 above.

Item **Financial liabilities due affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A..

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(values in EUR millions)

8 CAPITAL AND RESERVES

The main items composing shareholders' equity and the relevant changes occurred are as follows:

8.1 Share capital

As at 31 December 2008, the share capital of the Mediaset Group, which is the same as that of the parent company, is fully underwritten and paid up and consists of No. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the fiscal year of reference.

8.2 Share premium reserve

As at 31 December 2008 the Share premium reserve amounted to EUR 275.2 million. No changes occurred during the fiscal year of reference.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meeting of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006, 19 April 2007 and 16 April 2008, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (corresponding to 10% of share capital). Such proxy is valid until the financial statements as at 31 December 2008 are approved and, in any case, for no longer than 18 months from the meeting decision.

	2008		2007	
	Number of shares	**Book value**	**Number of shares**	**Book value**
Balance at 1/1	44,825,500	416.7	44,481,500	413.9
Additions	-	-	360,000	2.9
Disposals	-	-	(16,000)	(0.1)
Balance at 31/12	**44,825,500**	**416.7**	**44,825,500**	**416.7**

It should be noted that in the year under investigation no buy-back transactions have been performed in relation to treasury shares. As at 31 December 2008 the book value of the shares totalled EUR 416.7 million, corresponding to n. 1,895,500 shares destined to meet the needs of the stock option plans resolved upon by the Company and n. 42,930,000 shares acquired on 13 September 2005 and 8 November 2005 following to the resolutions made in relation to buy-back transactions.

8.4 Other reserves

	31/12/2008	31/12/2007
Legal reserve	122.8	122.8
Equity investment evaluation reserve	-43.7	-15.5
Consolidation reserve	-78.8	-66.5
Other reserves	421.0	422.5
Total	**421.4**	**463.3**

Changes in this item, amounting to EUR -41.9 million, is primarily attributable to changes in the *equity investment evaluation reserve*, which includes with reference to the stakes evaluated using the equity method the components direct attributable to the net equity of the company held.

Particulary, the changes of this reserve during the year refers to the adjustment of the cash flow hedge reserves as well as the currency translation reserves accounted in the Edam Acquisition Holding I Cooperatief U.A. consolidated net equity. As previously mentioned in the note 6.5 relating to *equity investments*, the total amount at 31 December 2007 of that reserve has been restated for EUR -13.7 million equal to the Group share in the change of the currency translation reserves (which is retrospectively recognised in the net consolidate equity of Edam, following the application of the IAS 21 on some intangible assets during the definitive Endemol PPA accounting process).

The *Consolidation reserve* mainly refers to the reserve recognised in 2007 following to the acquisition of the 100% Medusa Film S.p.A. stake. The total amount of this reserve as at 31 December 2008 has been adjusted for the accrued earnout share and for the effect resulting from the transfer of the 25% equity interest held in Medusa Film S.p.A. within the scope of the acquisition transaction relative to 75% of the capital of TaoDue S.r.l..

8.5 Valuation reserve

	31/12/2008	31/12/2007
Cash flow hedge reserve	(3.3)	(15.0)
Stock option plans	18.5	16.4
Actuarial Gains/(Losses)	(4.0)	(1.0)
Total	**11.2**	**0.4**

The table below summarises the changes that have occurred in these reserves in the period under examination:

Valuation reserves	Balance at 1/1/2008	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/12/2008
Financial assets for cash flow hedging purpose	(15.0)	0.5	(0.3)	16.4	(1.6)	(3.3)	(3.3)
Financial assets availbale for sale	-	-	-	-	-	-	-
Stock option plans	16.4	2.1	-	-	-	-	18.5
Actuarial Gains/(Losses) on defined benefit plans	(1.0)	(3.5)	-	-	-	0.5	(4.0)
Total	0.4	(0.9)	(0.3)	16.4	(1.6)	(2.8)	11.2

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the fiscal year amounting to EUR -6.4 million primarily regard the change in the fair value of collar and IRS derivative instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 16.4 million to the adjustment of the initial carrying value of television rights acquired in the year and EUR 4.3 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 31 December 2008, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted and not yet expired by Mediaset in 2004, 2005, 2007 and 2008 and by its subsidiary Telecinco in 2005, 2006, 2007 and 2008 for the amount pertaining to the Group. Changes in the fiscal year equal to EUR 2.1 million refer to the cost amount accrued as at 31 December 2008 pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity.

8.6 Previous years' profit (loss)

The change over 31 December 2007 mainly relates to the distribution of dividends paid by the parent company in the period of reference for a total amount of EUR 488.7 million, as per General Shareholders' Meeting's resolution of 16 April 2008.

9 NON CURRENT LIABILITIES

9.1 Post-employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" and are therefore subject to valuation by means actuarial procedures.

From an accounting standpoint, it is necessary to re-calculate the amount of the liability regarding post-employment benefit plans projecting the amount already accrued to the future moment when the work relationship is terminated in order to adjust the amount as of the closing date using the Projected Unit Credit Method.

The procedure for the determination of the Group's obligation with respect to employees was carried out by an independent actuary according to the following steps:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Post-employment benefit;
- Discounting at the valuation date of the expected cash flows that the Group will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Group.

Post-employment Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset Group, without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represents the demographic, economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions are described here below:

Demographic assumptions	
Death probability	ISTAT survival table, divided by age and gender, 1999
Probability of leaving the Group	Percentages for retirement, resignation/dismissal, contract expiry have been taken from the observation of company data for each Group company. The probabilities adopted were separated by age, gender and contract qualification (office workers, middle managers, managers). The valuation period reaches an age of 60 years for female employees and 65 years for male employees.
TFR advance	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group
Supplementary retirement schemes	Those who entirely pay their TFR to supplementary schemes relieve the Company from any commitments with respect to TFR and are not assessed. For other employees, their position has been assessed by considering their actual choices updated at December 31st 2008.

Economic-financial assumptions	
Inflation rate	Inflation scenario in line with the most recent Economic and Financial Planning Documents: for the assessment of the provision for TFR of the Companies of the Mediaset Group at December 31st, 2008, DPEF 2009-2011 was taken as reference, with an inflation rate reaching the value of 1.5%
Discount rates	Curve of the risk free rates regarding securities of top companies in the Euro market (minimum rating A+) at the valuation date

The changes in the provision for Post-employment Benefit is summarised in the following table:

	2008	2007
Balance at 1/1	**102.2**	**130.3**
Curtailment (non recurring gain) due to starting balance re-statement	-	(23.0)
Business combinations	-	2.0
Service Cost	0.2	0.2
Actuarial (gains)/losses	3.6	1.5
Interest Cost	4.8	4.4
Indemnities paid/advanced	(7.4)	(13.1)
Other changes	-	-
Balance at 31/12	**103.4**	**102.2**

As indicated in the section relative to the valuation criteria, the Group avails itself of the option envisaged by IAS 19 (par. 93 A-D) and recognises actuarial profits and losses directly in shareholders' equity.

9.2 Financial liabilities and payables

	31/12/2008	31/12/2007
Due to banks	883.7	822.5
Due to other financial institutions	37.9	32.7
Other financial liabilities	0.2	0.7
Total	**921.8**	**855.8**

Due to banks refers to the non current part of long-term loans subscribed by the Group booked using the amortized cost method.

Changes in item **Non current liabilities and payables due to banks** is attributable to a reclassification of item **Current liabilities and payables due to banks** amounting to EUR 78.6 million relative to both the contract stipulated with Banca Popolare di Bergamo and the current amount of the loan contract stipulated with Intesa S. Paolo (former S. Paolo - IMI); and, for a total amount of EUR 140.0 million to the increased use of the credit lines relative to the contract stipulated with Intesa S.Paolo.

Loans and credit lines are subject to the verification of a series of financial covenants based on a consolidated data.

Mediobanca S.p.A. loan fo a notional amount of EUR 310.0 million:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis.

San Paolo IMI loan for a total notional amount of EUR 100.0 million:

1. net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis based on Mediaset consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis.

Intesa S.Paolo loan, equal to EUR 500.0 million in terms of notional value:

- net financial position/EBITDA lower or equal to 2.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

These parameters have been met to date.

The following table shows the actual interest rates and the financial charges recognised in the income statement regarding existing loans:

	IRR	Financial Costs	Fair Value
Mediobanca loan	4.28%	10.5	212.6
S.Paolo IMI loan	5.7%	5.2	102.4
Intesa - S.Paolo loan (1st split 15.3.2007)	3.7%	4.7	100.7
Intesa - S.Paolo loan (2nd split 19.7.2007)	3.3%	4.6	100.7

Liabilities due to other financial institutions refer to amounts owed to lease companies for a total amount of EUR 31.8 million and EUR 5.5 million relative to loans granted to foster film development, distribution and production activities as well as EUR 1.0 million concerning financial payables ascribable to the Telecinco Group.

9.3 Provision for risks and charges

The make up of these reserves and the changes occurred therein are set out here below:

	2008	2007
Balance at 1/1	**231.8**	**198.6**
Provisions made during the period	39.5	49.1
Provisions used during the period	(57.1)	(20.8)
Financial costs	0.8	1.0
Other changes/Business combinations	0.2	3.9
Balance at 31/12	**215.1**	**231.8**
Of which:		
current	83.0	56.9
non current	132.1	174.9
Total	**215.1**	**231.8**

Provisions for risks at 31 December 2008 are mainly attributable to legal disputed for EUR 62.7 million (EUR 71.6 million as at 31 December 2007), litigations with personnel for EUR 10.2 million (EUR 14.8 million as at 31 December 2007), contractual risks mainly regarding the risk of underutilising artistic resources with respect to what is envisaged in the relevant contracts for EUR 76.8 million (EUR 75.5 million as at 31 December 2007).

This item includes the provision made in 2004 for a total amount of EUR 34.6 million for the receivable from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

As to criminal case 22964/2001 (also known as Television Rights) it should be noted that all false accounting facts and misappropriation were prescribed. The trial is still pending for tax fraud concerning the tax returns of the fiscal years 2001, 2002 and 2003, and for accusation assumptions, which do not pertain to the accounting position of Mediaset (money laundering).

10 CURRENT LIABILITIES

10.1 Due to banks

	31/12/2008	31/12/2007
Loans	313.6	
Credit lines	236.7	518.0
Total	**550.3**	**518.0**

It should be noted that with reference to the previous year, EUR 71.6 million have been restated from the item *Loans* to the item *Credit lines*.

Changes in the amounts due to banks refer to the re-classification of item **Non current liabilities due to banks** regarding the loan contract stipulated with Banca popolare di Bergamo and the current share of the loan contract stipulated with S. Paolo – IMI for a total amount of EUR 78.6 million. New loan contracts have been stipulated in the year under investigation for a total amount of EUR 235.0 million.

Credit lines, all at variable rate, refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renews. The change is mainly attributable to a lower use of this type of financing. The fair value coincides with the relevant value recognised.

As at 31 December 2008, approximately 58.2% of the overall credit lines was committed.

10.2 Due to suppliers

	Balance at 31/12/2008			Balance at 31/12/2007
		Due		
	Total	Within 1 year	After 1 year	
Due to suppliers	1,195.2	1,059.8	135.5	1,185.7
Due to related parties	105.1	84.0	21.1	134.9
Total	**1,300.3**	**1,143.8**	**156.5**	**1,320.6**

This item mainly refers to:

- payables for the purchase of licences and television and film rights (including those which have an exploitment period lower than 12 months) totalling EUR 603.8 million (EUR 662.4 million as at 31 December 2007);
- payables for the purchase and development of television productions and to free-lance artists and professionals of the television group totalling EUR 386.2 million (EUR 369.3 million as at 31 December 2007);

Payables due to related parties refer to payables due to subsidiaries and affiliated companies and parent company. The detailed analysis of these payables is shown in note 15 (*Transactions with related parties*).

10.3 Tax payables

This item is broken down as follows:

	31/12/2008	31/12/2007
Withholding tax on employees' wages and salaries	14.8	13.2
Current taxes	3.6	74.8
VAT payables	6.6	10.0
Other payables	44.3	6.7
Total	**69.4**	**104.7**

Item Other liabilities and payables mainly includes amounts due to the revenue for withholdings totalling EUR 35.3 million, pursuant to Mediaset S.p.A. and its subsidiaries adoption of the optional tax redemption regime introduced in Italy by the 2008 Budget Law, as already described in the note 6.7.

	31/12/2008	31/12/2007
Due to other financial institutions	41.0	15.6
Financial liabilities on derivatives with no hedging purpose	9.3	9.4
Financial liabilities on hedging derivatives	4.8	17.3
Total	**55.1**	**42.3**

Due to other financial institutions mainly refers to payables due to factoring companies for a total amount of EUR 29.2 million, financial relationships of current account with associated companies for EUR 8.0 million and current payables due to leasing companies and loans granted to the Telecinco Group totalling EUR 3.0 million and EUR 0.8 million, respectively.

Item **Financial liabilities for derivatives with non hedging purpose** refers to the fair value of derivative instruments with hedging purpose (for which the hedge accounting method has not been applied), that hedge against the variations of fair value of the elements recognised in the financial statements.

Item **Financial liabilities for derivatives with hedging purpose** refers to the fair value of collar and IRS derivative instruments used to hedge against the changes in interest rates of long term loans and real estate leases.

10.5 Hedging derivative instruments

Here below is a detailed analysis of financial assets and liabilities for derivatives with hedging purpose, also commented in note 7.4 (Current financial assets) and 10.4 (Other financial liabilities) to better highlight the Group's financial net position.

	31/12/2008	
	Assets	**Liabilities**
Foreign currency forward contracts	1.3	1.5
Foreign currency option contracts	-	-
Exchange rate collars contracts	-	2.9
IRS contracts on exchange rates	-	0.4
Total	**1.3**	**4.8**

The table below shows the notional value of the derivative instruments used to hedge the exchange rate risk both in terms of future commitments for the purchase of rights and already stipulated contracts:

	31/12/2008	**31/12/2007**
United States Dollars (USD)	539.8	774.4
Great Britain Pounds (GBP)	-	0.1
Total	**539.8**	**774.5**

With reference to the need for hedging future commitments for the purchase of rights, derivative instruments have been activated, as at 31 December 2008, having expiry dates coinciding with the periods in which it is expected that the relevant assets to which they refer, are formalised by contract and consequently recognised in the financial statements. The economic effect resulting from these activities will become evident through the relevant process of amortisation and depreciation starting from the effective date of acquisition of the same rights.

Below is a specification – in the relevant currency of reference (US dollars) of the periods in which financial flows relative to the foregoing are expected.

	within 12 months	**after 12 months**	**after 24 months**	**Total**
2008	193.5	59.2	-	252.7
2007	231.6	156.3	59.3	447.2

10.6 Other current liabilitites

	31/12/2008	31/12/2007
Due to social security institutions	22.6	21.3
Advances	32.5	33.8
Other sums payable	89.1	80.2
Accrued and deferred income	135.2	103.9
Total	**279.4**	**239.2**

This item comprises *deferred income* for a total amount equal to EUR 91.1 million (EUR 68.2 million as at 31 December 2007) regarding the portion of revenues generated from the sale of prepaid cards and scratch cards due over 12 months and EUR 25.9 million regarding revenues generated from multi-year contracts for the sale of multi-platform television content.

INCOME STATEMENT

11.1 Revenues from sales and services

Here below is a breakdown of the item divided by category:

	2008	2007
Television advertising revenues	3,344.5	3,458.2
Other advertising revenues	57.5	51.7
Trading of TV rights and television production	280.5	158.3
Sale of prepaid cards	199.1	124.6
Sale of goods	33.5	27.8
Construction and maintenance of television equipment	81.5	69.1
Theatrical movie revenues	101.0	56.8
Other revenues	100.6	86.2
Total	**4,198.2**	**4,032.8**

Revenues from the sale of **television advertising** included revenues, net of agency discounts, deriving from the sale of advertising slots on the three television networks for which Publitalia '80 holds Italian national authorisation and on the Spanish Telecinco network for which Publiespana S.A. and Publimedia S.A. hold the relevant authorisation. This item also included revenues deriving from the sale of television time in exchange for goods by Digitalia '08 S.r.l and net advertising sales in relation to free-to-air and pay-per-view digital terrestrial television channels;

Other advertising revenues mainly referred to advertising billboards and sponsorships, revenues from the sale of advertising on proprietary websites and theme channels designed by the Group and third parties, revenues from the provision of trade services regarding teletext and non-television advertising revenues generated by Publieurope Ltd. and Publimedia S.A.;

The higher revenues deriving from **trading of TV rights and productions** primarily refer to revenues deriving from the multiplatform sale of premium content and also the revenues resulting from the sale of the rights for the use of film rights belonging to the Medusa Film S.p.A. (a company consolidated starting from the second half of 2007).

Revenues from **sale of prepaid cards** referred to the sale of subscriptions and prepaid cards sold in relation to the Mediaset Premium *pay tv* offer;

Revenues from the **sale of goods** mainly referred to teleshopping activities;

Revenues from **construction, lease and maintenance of television equipment** included amounts paid by mobile phone operators in relation to the use of broadcasting capacity of the network dedicated to DVB-H technology-based mobile digital television. In addition, this item also included revenues deriving from the sale of equipment by Elettronica Industriale S.p.A. to third parties and lease and maintenance services provided to other television operators;

Revenues from theatrical movie distribution included Telecinco's distribtion revenues, as well as leases of films to theatre operators distributed throughout the territory by Medusa Film, and revenues deriving from product exploitation within the Medusa circuit. The increse in this item is due to the consolidation of the companies belonging to Medusa Group starting from the second half of 2007;

The "**Other revenues**" item mainly included revenues from royalties due in relation to merchandising activities, income from telephone traffic generated by the interaction with some television productions relative to both Mediaset networks and Telecinco, as well as the sale of multimedia content and services to telephone companies.

11.2 Other revenues and proceeds

This item mainly included proceeds from leases and rents of properties; leases for television stations, contingent assets and accrued royalties.

11.3 Personnel expenses

Not including the non-recurring income of EUR 23.0 million accounted in 2007 following the re-calculation of the post-employment benefit plan as of 31 December 2006, personnel expenses rose from EUR 485.1 million in 2007 to EUR 519.1 million in 2007.

The change on a comparabl basis, which excludes the effects of the acquisitions of Medusa Group and TaoDue in the two periods of reference, is mainly due to the effect of the salary policies and less to the increase of the average workforce in Italy, as shown in the *Human Resources* section illustrated in the Directors' report on operations .

Item *Other expenses* mainly comprised short-term benefits to employees (other than wages and salaries, contributions and paid leave), including benefits such as medical care, company cars, canteen and other benefits and free-of-charge or low-cost services. Item *Other expenses* also included Directors' compensation in the Group companies for EUR 4.4 million (EUR 4.2 million in the same period of the previous year) as well as the costs for the Stock Option Plans equal to EUR 3.1 million (EUR 6.6 million as at 31 December 2007), of which EUR 2.1 million are relative to Telecinco Group stock option plans.

	2008	2007
Ordinary pay	269.2	253.3
Overtime	17.2	16.0
Special benefits	50.0	40.0
Additional salary period (13th and 14th salary period)	38.9	35.4
Accrued holiday pay	2.3	0.8
Total wages and salary	**377.7**	**345.5**
Social security contributions	98.6	91.3
Employee severence indemnity	0.2	0.2
Pension benefits and similar obligations	1.4	0.7
Other expenses	41.2	47.3
Total personnel expenses	**519.1**	**485**
Non recurring income		(23.0)

11.4 Purchases, services and other costs

	2008	2007
Purchase of raw materials and supplies	**148.0**	**115.2**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**(97.0)**	**(100.4)**
Consultants, temporary staff and services	265.3	244.4
Production services and purchase of television products	471.9	476.9
Publisher's fees and other fixed fees ("minimi garantiti")	33.6	29.8
Advertising space and public relations	67.9	32.0
EDP	26.0	24.9
Personnell search, training and other costs	0.9	0.8
Other services	390.0	348.4
Total services	**1,255.6**	**1,157.2**
Leasing and rentals	**205.5**	**183.9**
Provisions for risks	**21.4**	**34.4**
Sundry operating costs	**54.6**	**63.6**
Total purchases, service and other costs	**1,588.1**	**1,454.0**

Item *Use of third party assets* included EUR 56.0 million concerning leases and rentals mainly attributable to television studios, properties used as movie theatres and office properties as well as television sites and stations.

11.5 Amortisation, depreciation and write-downs

	2008	2007
Amortisation of TV and movie rights	984.5	877
Amortisation of other intangible assets	42.2	48.6
Amortisation of tangible assets	78.0	73.2
Depreciation and write-downs/(write-ups) of receivables and other fixed assets	55.4	18.2
TOTAL AMORTISATION, DEPRECIATION AND WRITE-DOWNS	**1,160.1**	**1,017.0**

In particular, it should be noted that the amortisation of television rights in Italy totalled EUR 803.7 million (EUR 688.9 million in the same period of the previous year); while the amortisation of television rights held by the Telecinco Group made for EUR 180.8 million (EUR 188.1 million as at 31 December 2007).

11.6 Financial charges

	2008	2007
Interests on financial liabilities	(71.4)	(61.8)
From securities	(0.8)	(3.4)
From derivative instruments	(1.6)	-
Other financial losses	(13.3)	(14.3)
Foreign exchange losses	(160.4)	(60.7)
Total financial losses	**(247.4)**	**(140.2)**

11.7 Financial income

	2008	2007
Interests on financial assets	8.8	14.3
From securities	-	4.6
From derivative instruments	1.4	0.4
Other financial income	1.7	3.8
Foreign exchange gains	153.0	66.2
Total financial gains	**164.9**	**89.3**

The ***Losses on/profit from foreign exchange trading*** item included both the effects of derivative instruments used in relation to financial hedging operations with respect to currency exposure linked to commitments for future purchases of rights and the effects of derivative instruments used to hedge against exchange rate fluctuations in items recognised in the financial statements.

11.8 Financial liabilities / assets recognised based on IAS 39

Here below is a summary table highlighting financial liabilities and assets recognised in the income statement classified pursuant to the categories established by IAS 39. A more detailed analysis is provided in note 13 below, dedicated to disclosures about financial instruments and risk management policies.

	2008	2007
Trading derivatives	11.8	(8.7)
Liabilities evaluated with admortized cost method	(89.3)	(43.4)
Financial assets held to maturity	-	-
Loans and receivables	6.6	3.7
Financial assets availble for sale	0.6	1.3
Other financial income/(losses)	(12.3)	(3.8)
Total financial losses	**(82.5)**	**(50.9)**

Other charges and proceeds item mainly included charges resulting from discounting back the post employment benefit and interest accrued on the discounting back of the provisions for risks due over 12 months.

11.9 Income/expenses from equity investments

This item comprises the net worth of companies assessed according to the equity method, including any value loss or recovery, write-downs of investments classified as available for sale under item **other non-current financial assets**, allocations to the provision for risks on equity investments, proceeds from dividends and capital gains and losses from equity investment disposals.

	2008	2007
Result of equity investments valued with the equity method	(201.2)	(2.7)
Write-downs of financial assets	(6.3)	-
Gain/(losses) from the sale of equity investments	(1.6)	-
Dividends	-	-
TOTAL INCOME/(EXPENSES) FROM EQUITY INVESTMENTS	**(209.1)**	**(2.7)**

In 2008, the result deriving from equity investments assessed according to the equity method mainly includes expenses for a total amount of EUR 168.0 million, reflecting the consolidated net loss registered pro-quota by Edam Acquisition Holding I Cooperatief U.A, of which EUR 122.0 million relating to impairment losses on goodwill accounted by Edam. Other expenses accounted in 2008 are relative for EUR 29.3 million to the depreciation of the equity investment in Sportsnet Media Limited; EUR 4.2 million relative to Fascino PGT S.r.l. and EUR 9.1 million relative to the equity investment in Pegaso Television Inc.

Item *Write-downs of financial assets* refers to the receivable granted to the affiliated company Sportsnet Media Ltd.

11.10 Income tax

	2008	2007
Irap tax	47.8	45.8
Ires tax	184.5	209.7
Current tax expenses (foreign companies)	37.6	145.0
Imposta sostitutiva	54.0	-
Deferred tax expense	(196.3)	13.9
Total	**127.6**	**414.3**

As previously commented, the Group's tax rate in 2008 took advantage both of the reduction of ordinary fiscal rate applicable in Italy and Spain, and of the recognition of net income for a total amount of EUR 53.5 million, which resulted from the use of deferred taxes for a total amount of EUR 107.5 million and the payment of a withholding tax amounting to EUR 54.0 million, pursuant to Mediaset S.p.A. and its subsidiaries adoption of the optional tax redemption regime introduced in Italy by the 2008 Budget Law, as already described in the note 6.7.

Here below is a table matching the current income tax rate in Italy relative to corporate income tax for the years 2007 and 2008 and the final effective rate for the Group.

	2008	2007
Current tax rate	**31.40%**	**37.25%**
IRAP tax non deductible expenses	3.99%	2.03%
Effects of companies with different tax rate	-4.79%	-5.37%
Effects of changes in tax rate	0.00%	1.77%
Effects deriving from italian Financial Law Decree 2008	-7.72%	
Effects of past fiscal losses	-4.02%	
Non deductible expenses and consolidation adjustment with no tax effect	-0.44%	2.14%
Actual tax rate	**18.42%**	**37.82%**

11.11 Profit for the year and dividend proposal

The Group's consolidated net result as at 31 December 2008 equalled EUR 459.0 million against EUR 506.8 million of the previous year. The unit dividend proposed by the Board of Directors at the Shareholders' General Meeting was equal to EUR 0.38 cents per share, corresponding to an overall estimated cost of EUR 431.8 million, calculated net of shares held for buy-back.

11.12 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2008	2007
Net profit for the year (millions of euro)	**459.0**	**506.8**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,500,892
Basic EPS	**0.40**	**0.45**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,500,892
Diluted EPS	**0.40**	**0.45**

Earnings per share are calculated by comparing the Group's net income to the weighted average number of shares outstanding over the reporting term, net of Treasury shares. Diluted earnings per share are calculated including the number of shares outstanding and the relevant diluted effect deriving from the assignment of Treasury shares to already accrued stock option plans.

12 ADDITIONAL DISCLOSURES ABOUT FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

Additional disclosures

The tables below include an analysis, separate for the two years compared, regarding the additional disclosures pursuant to IFRS 7, necessary to evaluate the impact of financial instruments with reference to the Group's balance sheet, income statement and financial position.

Categories of financial assets and liabilities

Here below is a breakdown of the book value of financial assets and liabilities.

FINANCIAL ASSETS AS AT 31 DECEMBER 2008	IAS 39 CATEGORY					
	Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale	BOOK VALUE	EXPLANATORY NOTES
OTHER FINANCIALS ASSETS:						
equity investments				13.0	13.0	
other financials assets		0.3			0.3	6.6
financials receivables (due after 12 months)			32.1	51.4	83.6	
TRADE RECEIVABLES:						
receivables from customers			1,139.2		1,139.2	7.2
receivables from related parties			13.9		13.9	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring society			28.2		28.2	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			10.3		10.3	
securities	0.8				0.8	7.4
hedging derivatives	1.3				1.3	
derivatives with no hedging purpose	0.4				0.4	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			139.6		139.6	7.5
TOTAL FINANCIALS ASSETS	**2.4**	**0.3**	**1,363.4**	**64.4**	**1,430.5**	

FINANCIAL LIABILITIES AS AT 31 DECEMBER 2008	IAS 39 CATEGORY			
	Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost	BOOK VALUE	EXPLANATORY NOTES
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		883.7	883.7	9.2
other financial liabilities		6.7	6.7	
CURRENT LIABILITIES:				
due to banks		550.3	550.3	10.1
due to suppliers		1,195.2	1,195.2	10.2
due to related parties		105.1	105.1	
OTHER FINANCIAL LIABILITIES:				
due to factoring company		29.2	29.2	
other financial liabilities		0.9	0.9	
hedging derivatives	4.8		4.8	10.4
derivatives with no hedging purpose	9.3		9.3	
financial liabilities to related parties		8.0	8.0	
TOTAL FINANCIAL LIABILITIES	**14.1**	**2,779.1**	**2,793.2**	

FINANCIAL ASSETS AS AT 31 DECEMBER 2007	CATEGORIE IAS 39 Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale	BOOK VALUE	EXPLANATORY NOTES
OTHER FINANCIALS ASSETS:						
equity investments				13.1	13.1	
other financials assets		0.3			0.3	6.6
financials receivables (due after 12 months)			4.7	50.5	55.2	
TRADE RECEIVABLES:						
receivables from customers			1,195.4		1,195.4	7.2
receivables from related parties			17.4		17.4	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring society			65.2		65.2	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			3.8		3.8	
securities	12.0				12.0	7.4
hedging derivatives	3.3				3.3	
derivatives with no hedging purpose	0.7				0.7	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			156.4		156.4	7.5
TOTAL FINANCIALS ASSETS	**16.0**	**0.3**	**1,442.9**	**63.6**	**1,522.8**	

FINANCIAL LIABILITIES AS AT 31 DECEMBER 2007	IAS 39 CATEGORY Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost	BOOK VALUE	EXPLANATORY NOTES
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		822.5	822.5	9.2
other financial liabilities		2.5	2.5	
CURRENT LIABILITIES:				
due to banks		518.0	518.0	10.1
due to suppliers		1,185.7	1,185.7	10.2
due to related parties		134.9	134.9	
OTHER FINANCIAL LIABILITIES:				
due to factoring company		1.0	1.0	
other financial liabilities		1.1	1.1	
hedging derivatives	17.3		17.3	10.4
derivatives with no hedging purpose	9.4		9.4	
financial liabilities to related parties		10.6	10.6	
TOTAL FINANCIAL LIABILITIES	**26.7**	**2,685.2**	**2,711.9**	

Fair value of financial assets and liabilities: calculation methods used

Here below is an analysis of the amounts corresponding to the fair value of assets and liabilities broken down by the methods and models of calculation used for their determination.

It should be noted that financial assets and liabilities have not been recognised when the relevant fair value cannot be fairly calculated as well as when the fair value of the derivative instruments adopted reflects the net position between assets values and liabilities values.

ITEM OF BALANCE AS AT 31 DECEMBER 2008	BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables	23.2				43.2	**43.2**	6.6
Other financial assets	0.3	0.4			-	**0.4**	6.6
Trade receivables at m/l term	9.5				14.8	**14.8**	7.2
Securities	0.8	0.8				**0.8**	7.4
Non current due to bank	(912.3)				(916.3)	**(916.3)**	9.2; 10.1
Due to suppliers at m/l term	(258.9)				(262.9)	**(262.9)**	10.2
Derivatives with no hedging cash flow:							7.4;10.4
- Plain vanilla options						**-**	
- Options with barrier						**-**	
- Forward contracts	(8.9)				(8.9)	**(8.9)**	
Derivatives for cash flow hedge:							7.4;10.4
- Plain vanilla options	(2.9)		(2.9)			**(2.9)**	
- Forward contracts	(0.2)				(0.2)	**(0.2)**	
- IRS on rates	(0.4)				(0.4)	**(0.4)**	

ITEM OF BALANCE AS AT 31 DECEMBER 2007	BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables	3.1				3.1	**3.1**	6.6
Other financial assets	0.3	0.3				**0.3**	6.6
Trade receivables at m/l term	15.3				14.4	**14.4**	7.2
Securities	12.0	12.0				**12.0**	7.4
Non current due to bank	(822.5)				(826.8)	**(826.8)**	9.2
Due to suppliers at m/l term	(294.0)				(286.0)	**(286.0)**	10.2
Derivatives with no hedging cash flow:						**-**	7.4;10.4
- Plain vanilla options	(0.1)		(0.1)			**(0.1)**	
- Options with barrier	(1.1)			(1.1)		**(1.1)**	
- Forward contracts	(7.5)				(7.5)	**(7.5)**	
Derivatives for cash flow hedge:							7.4;10.4
- Plain vanilla options	1.9		1.9			**1.9**	
- Forward contracts	(17.3)				(17.3)	**(17.3)**	
- IRS on rates	1.4				1.4	**1.4**	

The fair value of item *Payables due to banks – non current* was calculated without taking any credit spread assumption for Mediaset S.p.A. into account.

The fair value of stocks listed on an active market is based on market prices at the closing date of the financial statements. Market prices used are bid/ask prices according to the relevant assets or liabilities position held. The fair value of stocks not listed in an active market and trading derivatives is determined by employing the most commonly used evaluation models and techniques or using the price provided by more than one independent experts.

It should be noted that the fair value of trade receivables and payables due within 12 months was not calculated, since their book value is very close to it. As a result, the book value indicated for the receivables and payables for which the fair value was calculated, also includes the portion due within 12 months as of the date of closing.

It should also be noted that item **Payables due to banks** includes the short-term repayment of medium-long term loans.

Financial charges and proceeds identified in compliance with IAS 39

Here below is an analysis of the financial charges and income generated from financial assets and liabilities broken down pursuant to the categories set out in IAS 39 (as described under note 11.8), showing their corresponding nature by each item.

IAS 39 categories as at 31 December 2008	From interests	From changes in fair value	From equity reserve	Foreign exchange gains/losses	**Net gains/losses**
Financials instrument held for trading	-	(1.8)	0.9	12.7	**11.8**
Liabilities at amortizated cost	(69.2)	-	-	(20.1)	**(89.3)**
Financial instruments held to maturity	-	-	-	-	-
Loans and receivables	6.6	-	-	-	**6.6**
Financials instruments available for sale	0.6	-	-	-	**0.6**
Total IAS 39 categories	**(62.0)**	**(1.8)**	**0.9**	**(7.4)**	**(70.3)**

IAS 39 categories as at 31 December 2007	From interests	From changes in fair value	From equity reserve	Foreign exchange gains/losses	**Net gains/losses**
Financials instrument held for trading	0.1	(0.1)	-	(8.7)	**(8.7)**
Liabilities at amortizated cost	(58.5)	-	-	15.1	**(43.4)**
Financial instruments held to maturity	-	-	-	-	-
Loans and receivables	4.5	-	-	(0.8)	**3.7**
Financials instruments available for sale	1.3	-	-	-	**1.3**
Total IAS 39 categories	**(52.6)**	**(0.1)**	**-**	**5.6**	**(47.1)**

Equity management

The Group's objectives regarding the management of the Company's capital are aimed at protecting the Group's ability to concurrently ensure shareholders' return, stakeholders' interest and compliance with the covenants, while maintaining an ideal structure of the Company's capital.

Types of financial risks and correlated hedging activities

Mediaset has defined specific policies for the management of the Group's financial risks, aimed at reducing its exposure to exchange rate risks, interest rate risks and liquidity risks. For the purpose of optimising the structure of management costs and the resources dedicated, this activity is centralized within parent company Mediaset S.p.A., the company which has been assigned the task of collecting the information regarding the positions exposed to risk to ensure the relevant hedging.

Mediaset S.p.A. and Gestevision Telecinco directly operate in their markets of reference, carrying out a financial risk control and risk management activity for their subsidiaries. The selection of the financial counterparts is concentrated on those with a high credit rating, while concurrently ensuring a limited concentration of exposure towards the same.

Exchange rate risk

The Group's exposure to exchange rate risk stems from the acquisition of television and film rights in currencies other than the Euro, mainly in US dollars, within the framework of the relevant areas of operations accomplished by RTI S.p.A, Medusa Film S.p.A. and Gestevision Telecinco S.A.

In compliance with the Group's policies, the Group companies have adopted an exchange rate risk management policy aimed at eliminating the effect of exchange rate fluctuations by predetermining, at the time of the transaction, the value of recognition of such rights following acquisition.

The exchange rate risk emerges from the early stages of the negotiation regarding the stipulation of any contract and continues until the payment of the amount due for the acquisition of the rights. From an accounting standpoint, starting from the contract's effective date until the date of recognition of the asset, the Mediaset Group applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, in the period going from the date of definition of the commitments regarding the purchases and the subsequent accounting of the hedged television right, the cash flow hedge method is applied pursuant to IAS 39. Based on this method, as more widely detailed in the "Summary of the accounting principles and valuation criteria" Section, the effective portion of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the right in the financial statements (basis adjustment), producing an effect on the income statement when the item hedged against (the right) is amortised.

Concurrently with the recognition of the right, in the period going from the taking out of a loan to its reimbursement, due to the termination of the formal coverage of cash flow hedge, the subsequent accounting is made by natural hedge, the effect of which is reflected on the adjustments of the exchange rates on the debt and the adjustment of the fair value of the derivative

on the exchange rates, which are consequently "naturally" entered to Income Statement, showing the opposed effects.

The financial derivative instruments mostly used are forward contracts and optional derivative instruments. The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward at the account date. The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the barrier options.

The valuation of the effectiveness is intended to show the high correlation between the technical-financial characteristics of the hedged against risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The probability of future cash flows under hedging is shown in the table illustrating the changes in the cash flow hedge reserve.

Sensitivity analysis

The financial instruments exposed to EUR/USD exchange rate risk, mainly including payables for the purchase of rights and currency denominated derivative contracts, were subject to sensitivity analysis as of the date of preparation of these financial statements. The value entered in the financial statements regarding such financial instruments was adjusted by applying a symmetrical percentage variation to the period-end exchange rate equal to the implicit volatility at one year of the currency of reference published by Reuter and corresponding to 19.5% (8.4% for 2007).

This sensitivity analysis for the derivatives under cash flow hedge accounting highlighted that the effective component of the spot value changes is entered in a reserve to Shareholders' equity, while the variation due to the ineffective component is entered in the income statement, consistently with the method defined in the hedging relationship.

The table below shows, in brief, the variations in the Group's result and Shareholders' equity according to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as of the date of closing:

	EUR/USD exchange as at 31 december	% change	rectified EUR/USD exchange rate	through Profit and Loss	through Equity	Total Shareholders' Equity
2008	1.3917	19.5%	1.6631	1.8	-16.2	-14.4
		-19,5%	1.1203	-2.7	30.2	27.5
2007	1.4721	+8,4%	1.5958	-0.3	-14.8	-15.1
		-8,4%	1.3484	0.1	17.5	17.5

Interest rate risk

The swift changes in the economic scenario caused as much abrupt revisions of expectations on the cost of money.

However, access to credit conditions to enterprises reflected the funding cost, borne by credit institutions, which registered a sharp increase in the last quarter of 2008 due to lack of trust among operators and lack of liquidity within the same system. Consequently, the spreads between interbank rates applied to enterprises skyrocketed. The recovery of normal conditions in the relevant procurement markets is therefore essential.

The management of the financial operations of the Mediaset Group provides for the centralisation of cash-pooling activities with the parent company Mediaset S.p.A and Gestevision Telecinco S.A. (for its subsidiaries). Specifically, they are fully responsible for the identification and stipulation of medium-to-long term loans as well as for the opening of committed and uncommitted credit lines.

The interest rate risk is mainly ascribable to financial payables at variable rate and index-linking of financial lease contracts which expose the Group to a cash flow risk; the objective for the management of the interest rate risk is to limit the impact of the fluctuation of financial charges on the financial result, reducing the risk of a potential rise in interest rates to a minimum.

In this context, the Group pursues its objectives by relying on derivative contracts stipulated with third parties aimed at pre-determining or reducing the fluctuation of cash flows due to changes in the interest rates of medium-to-long loans. The time horizon considered relevant for the management of the interest rate risk is established as the minimum term of 18 months of residual duration of the operation.

From an accounting standpoint, starting from the derivative contract's effective date until the date of its redemption or maturity, the Mediaset Group applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, the cash flow hedge method is applied pursuant to IAS 39. Based on this method, as described in greater detail in the "Summary of the accounting principles and valuation criteria" Section, the effective component of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the interest to income statement upon occurrence.

The valuation of the effectiveness is intended to show the high correlation between the technical-financial characteristics of the hedged against risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The fair value of the options (interest rate collar) on the interest rates is calculated by using the Black & Scholes formula, while the fair value of Interest Rate Swaps is calculated by discounting back cash flows, determined as the difference of contractually established fixed and variable rates.

The probability of future cash flows under hedging is shown in the table illustrating the changes in the cash flow hedge reserve.

The portfolio of existing derivative contracts with the relevant characteristics is broken down as follows:

- zero-cost collars to hedge medium-long term loans at floating rate;
- interest rate swaps to hedge medium-long term property lease contracts.

	Cap	Floor	Maturity
Collar on interest rates for global notionals amounts 210 EUR m	4.50%	3.17%	29/05/2013

	Flat rate	Maturity
IRS to hedge of real estate leasing for global:		
- notionals amounts EUR 9.7 million	3.90%	december 2017
- notionals amounts EUR 11.2 million	3.64%	april 2018

Sensitivity analysis

The financial instruments exposed to interest rate risk were subject a sensitivity analysis as of the closing date of these financial statements. The assumptions upon which the model is based are illustrated here below:

- Medium-to-long term payables were subject to a symmetrical variation of 50 bps as at the date of re-fixing of the internal yield rate calculated during the period of reference.
- Short term payables and medium-to-long revolving payables, financial leasing contracts and other financial current items were subject to a recalculation of the amount of financial charges by applying a symmetrical variation of 100 bps to the values entered.
- Collars on interest rates were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 100 bps to the interest rate curve as at the closing date of these financial statements. The ineffective component was calculated based on the average ineffective component for the period. In addition, any use of derivative instruments at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve to the income statement.
- Interest Rate Swaps were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 100 bps to the interest rate curve as of the closing date of the present financial statements. The impact on the income statement and shareholders' equity was calculated based on the average effective component for the period. The determination of the above described impact also included the subsequent effect on the transfer of the cash flow hedge reserve to the income statement.

The table below shows, in brief, the variations in the Group's result and Shareholders' equity according to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as at the date of closing:

	changes	through Profit and Loss	through Equity	Total Shareholders' Equity
2008	+100 b.p.	-8.1	1.5	-6.6
	-100 b.p.	9.1	-3.2	6.0
2007	+ 50 b.p.	-3.3	1.6	-1.7
	- 50 b.p.	3.5	-1.9	1.6

Liquidity risk

The liquidity risk is correlated to the difficulty of identifying the funds used to honour commitments.

This may be due to the unavailability of sufficient funds to face financial commitments based on the relevant established terms and maturities and in case of sudden revocation of uncommitted credit lines or in the event that the company must honour its financial liabilities before their maturity.

For sustainable economic growth it is essential that the banking system ensures adequate access to credit facilities. Credit institutes have been and still are reticent to develop new credit lines and allow the use of approved uncommitted credit lines.

Thanks to its accurate and strict financial management, which is reflected in the relevant policy, and the ongoing monitoring of the ratio between the approved credit lines and their use, as well as the balance between short-term debt and medium-long term debt, the Mediaset Group has put in place credit lines, which are adequate, both in terms of quantity and quality, to face the current crisis.

As already mentioned, the Group's treasury activities are centralised with Mediaset S.p.A. and Gestevision Telecinco SA, operating in their domestic markets as well as internationally, through the use of automatic cash pooling movements and used by almost all group companies.

The management of the liquidity risk implies:

- the maintenance of a substantial balance between the committed and uncommitted credit lines in order to avoid liquidity strains in the event that requests for reimbursement are delivered by the relevant financial partners;
- the maintenance of an average financial exposure over the period within a threshold which substantially correspond to 2/3 of the global amount entrusted through financing entities;
- the availability of financial assets available for sale in a short period of time to meet any cash requirements.

In order to optimise the management of liquidity, the Group has concentrated payments to suppliers in correspondence with the most significant revenue inflows.

The table below shows the Group's financial obligations, by contract maturity date in consideration of the so-called worst case scenario and at *undiscounted* values, considering the closest date in which the Group may be requested to make payment and including the relevant notes for each class.

It should be noted that as at 31 December 2008 the item *due to banks current and non current* within 3 months include, considering the deadline of the current use at the closing date, committed long term revolving credit lines amounting to EUR 406.8 million (EUR 310.0 million at 31 December 2007) and credit lines which contracts are supposed to expire within the year, for EUR 301.1 million, other than credit lines , referring to advances with very short-term revocation, with expiry conventionally established after one year with possible renews for EUR 229.6 million.

ITEM OF BALANCE as at 31 DECEMBER 2008	Book value	Time Bands from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years	Total cash flows	Explanatory Notes
FINANCIAL LIABILITIES:								
Non current due to bank	883.7	406.8	3.9	9.5	519.4	-	939.6	9.2
Current due to bank	550.3	530.8	14.3	0.3	-		545.4	10.1
Financial due to related parties	8.0	8.0	-	-	-		8.0	10.4
Due to suppliers for television and movie rights	603.8	224.1	95.4	148.9	136.3	0.1	604.8	10.2
Due to other suppliers	591.4	547.1	36.5	7.3	0.9		591.9	10.2
Due to related parties	105.1	53.3	11.9	19.0	21.1		105.3	10.2
Due to factoring companies	29.2	29.2	-	-	-		29.2	10.4
Due to leasing companies	34.3	0.6	0.6	1.8	7.3	24.1	34.3	10.4
Other debt and financial liabilities	7.6	1.6	-	1.9	4.3	-	7.8	10.4
Total	**2,813.4**	**1,801.4**	**162.6**	**188.7**	**689.4**	**24.2**	**2,866.2**	
DERIVATIVES:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	0.2	19.5	120.9	-	42.6	-	**183.0**	
hedging derivatives (availability currency):								**7.4; 10.4**
(value to the exchange at the end of the year)		(20.1)	(119.0)	-	(42.6)	-	**(181.7)**	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	8.9	118.3	69.2	3.6	22.7	-	**213.9**	
derivatives with no hedging purpose (availability currency)								**7.4; 10.4**
(value to the exchange at the end of the year)		(111.4)	(67.0)	(3.5)	(21.9)	-	**(203.7)**	
hedging derivatives (rate risk)	3.3	-	-	-	0.2	0.2	**0.4**	
Total	**12.4**	**6.3**	**4.1**	**0.1**	**1.0**	**0.2**	**11.8**	

ITEM OF BALANCE as at 31 DECEMBER 2007	Book value	Time Bands from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years	Total cash flows	Explanatory Notes
FINANCIAL LIABILITIES:								
Non current due to bank	822.5	318.7	5.1	12.8	554.7	30.7	922.0	9.2
Current due to bank	518.0	515.3	2.6	1.1	-	-	519.0	10.1
Financial due to related parties	10.6	10.6	-	-	-	-	10.6	10.4
Due to suppliers for television and movie rights	662.4	196.0	99.1	141.9	234.4	0.1	671.5	10.2
Due to other suppliers	523.3	487.4	33.6	2.3	-	-	523.3	10.2
Due to related parties	134.9	78.7	12.2	21.6	23.3	-	135.9	10.2
Due to factoring companies	1.0	0.5	0.4	0.1	-	-	1.0	10.4
Due to leasing companies	33.7	1.1	1.0	2.0	13.6	24.9	42.6	10.4
Other debt and financial liabilities	3.5	0.1	0.1	0.8	2.5	-	3.5	10.4
Total	**2,709.9**	**1,608.4**	**154.0**	**182.6**	**828.6**	**55.8**	**2,829.4**	
DERIVATIVES:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	17.3	13.4	152.6	1.2	155.9	-	**323.1**	
hedging derivatives (availability currency):								**10.4**
(value to the exchange at the end of the year)		(13.2)	(143.0)	(1.2)	(146.4)	-	**(303.8)**	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	8.7	112.9	76.9	9.1	34.9	-	**233.8**	
derivatives with no hedging purpose (availability currency)								**7.4; 10.4**
(value to the exchange at the end of the year)	-	(109.5)	(74.6)	(8.1)	(31.8)	-	**(223.9)**	
Total	**26.0**	**3.6**	**11.9**	**1.0**	**12.7**	**-**	**29.1**	

The Group expects to face these obligations through the realization of its financial assets in particular through the collection of receivables connected to its various commercial activities.

The difference between the values entered in the financial statements and the total of the cash flows is primarily ascribable to the calculation of interest on the contract duration of payables due to credit institutes. In addition, with reference to loans valued using the amortised cost method, the interest calculation method provides for the application of the nominal rate instead of the actual yield rate.

With reference to the section dedicated to the derivative instruments, it should be noted that, assuming gross cash flow regulation, the contract rate means the forward rate defined as of the

contract's effective date, while the period-end rate means the spot rate as of the closing date of these financial statements.

Credit risk

The credit risk primarily stems from the carrying out of the sales activity regarding advertising slots on the Mediaset Group's Italian and Spanish television networks.

In compliance with a specific policy, the Group manages the credit risk relative to the sale of advertising slots through a complex customer credit rating procedure of its customers, including an analysis of their financial position both during the determination of the initial lending commitment as well as through an ongoing and steady monitoring of compliance with the payment terms, updating, when necessary, the previously assigned lending commitment limit.

Based on the above mentioned credit rating procedure and its subsequent updates it is possible to break down customers' exposure in the following three classes of risk, which represent the grouping together of a wider and more complex subdivision:

Low risk
Customers presenting a standard risk index and with a financial position that adequately supports the credit rating assigned.

Medium risk
Customers who have failed to comply with their contractual obligations in the past or have a critical financial position vis-à-vis the credit rating previously assigned. Based on these specifications of credit positions, an allowance for bad debt is created based on the percentage incidence of losses statistically identified.

High risk
Customers with whom litigations are pending or who are subject to insolvency procedures on receivables are subject to specific allowance for bad debt and in some cases reimbursement plans are agreed upon or payment extensions are granted, which, in any case, do not exceed 12 months.

In addition to receivables regarding the sale of advertising slots in Italy and Spain, there are also receivables regarding the activities of distribution and management of movie theatres, the television sector (distribution of prepaid cards, sale of content and lease of broadcasting capacity), which in consideration of their limited significance have been aggregated by similar classes.

Below is a summary table of the net balances and of the provision for bad debt broken down according to the above mentioned classes.

RISK CLASSES as at 31 DECEMBER 2008	Net receivables	Net matured 0-30days	30-60days	60-90days	further	Total net matured	Provision for bad debts
ITALY ADVERTISING RECEIVABLES:							
low	631.1	31.8	8.8	1.1	4.9	46.6	1.0
medium	77.0	3.3	0.4	0.2	0.2	4.2	2.6
high	49.6	3.7	4.5	1.9	28.4	38.5	40.5
FOREIGN ADVERTISING RECEIVABLES :							
low	181.1	47.1	7.7	0.9	0.1	55.7	6.7
medium	3.5	0.2	0.2	0.8	1.4	2.7	1.8
high	2.6	0.9	1.0	-	0.1	1.9	7.1
OTHER RECEIVABLES :							
Distributors	24.0	8.2	0.3	4.7	1.8	15.0	2.8
Phone and television operator	47.4	1.1	0.0	0.1	0.8	2.1	0.9
Film area	45.0	6.6	3.1	0.9	18.6	29.1	14.5
Other customers	77.9	1.7	1.2	0.5	5.1	8.5	4.2
RECEIVABLES FROM RELATED PARTIES:							
low	13.9				-	-	
TOTAL TRADE RECEIVABLES	**1,153.0**	**104.5**	**27.2**	**11.2**	**61.4**	**204.2**	**82.1**

RISK CLASSES as at 31 DECEMBER 2007	Net receivables	Net matured 0-30days	30-60days	60-90days	further	Total net matured	Provision for bad debts
ITALY ADVERTISING RECEIVABLES:							
low	619.2	38.2	3.9	0.7	2.9	45.7	0.4
medium	95.8	13.8	4.0	1.5	4.8	24.1	2.6
high	42.9	0.6	1.2	3.2	14.6	19.8	25.0
FOREIGN ADVERTISING RECEIVABLES :							
low	241.0	74.7	13.8	1.5	8.3	98.2	6.6
medium	2.9	0.2	1.5	0.5	0.2	2.3	0.4
high	0.1	-	-	-	0.1	0.1	6.6
OTHER RECEIVABLES :							
Distributors	22.2	4.1	0.6	1.1	0.6	6.5	-
Phone and television operator	63.7	4.9	0.3	0.3	1.4	6.9	1.2
Film area	58.4	14.1	3.9	0.6	18.5	37.1	10.8
Other customers	49.2	8.1	0.4	0.6	3.8	12.8	3.6
RECEIVABLES FROM RELATED PARTIES:							
low	17.4	0.3	0.0	0.0	-	0.4	-
TOTAL TRADE RECEIVABLES	**1,212.8**	**159.1**	**29.6**	**10.1**	**55.1**	**253.9**	**57.3**

The overall amount of guarantees received, mainly including bank guarantees, regarding credit positions against third parties totals EUR 59.7 million (EUR 42.8 million as at 31 December 2007). In addition, bank guarantees in favour of third party companies have been released for a total amount of EUR 3.8 million (EUR 1.4 million as at 31 December 2007).

With reference to the main category of trade receivables generating from advertising activities in Italy, it should be noted that, in terms of concentration, the first 10 customers made for approximately 25% of the commissions, while the first 100 customers accounted for 71% of total sales. These indexes are in line with those of the previous years .

Below is a table showing the changes in the provision for bad debt.

	Balance at 1/1	Provisions made during the period	Employment of the period	Balance at 31/12
2008	57.3	35.5	(10.7)	82.1
2007	50.6	11.1	(4.4)	57.3

In addition, here below is a table showing a detailed analysis of Other financial assets, whose maximum credit risk exposure corresponds to the book value.

	2008	2007
Financial receivables	93.9	59.0
Other financial assets	0.3	0.3
Hedging derivatives	1.3	3.3
Derivatives with no hedging purpose	0.4	0.7
Receivables from factor	28.2	65.2
Bank and postal deposits	139.6	156.4
Total financial asset	**263.7**	**284.9**

Factorised receivables with recourse amount to EUR 17.0 million recognised in item *Receivables due to customers*. EUR 0.9 million were received as advances on receivables from the transferring party, recognised in item *Payables due to factoring companies*.

Lastly, it should also be noted that financial receivables comprise a receivable due from British Telecom (as already commented in note 6.6), for which a provision of bad debt was allocated for a total amount of EUR 34.6 million.

13. BUSINESS COMBINATIONS

On 28 April 2008, based on the agreements stipulated on 28 November 2007, MedDue S.r.l., a company fully owned by RTI S.p.A., acquired 53.75% of the stake in TaoDue Srl, a leading company that, through its fully owned subsidiary NovaFilm Srl, carries out production and marketing activities on films, tv dramas and series. The price paid for such acquisition was equal to EUR 107.5 million. In compliance with Art. 2481 bis and Art. 2465 of the Italian Civil Code, on 26 September 2008 MedDue resolved upon two capital increase operations reserved, respectively, to RTI S.p.A., based on the latter's contribution of the fully owned equity interest held in Medusa Film S.p.A., and C.Nesbitt e P.Valsecchi, who transferred 46.25% of their interest in TaoDue S.r.l. Upon completion of the afore mentioned transactions, MedDue S.r.l. will own 100% of Medusa Film S.p.A. and TaoDue S.p.A. and will be owned at 75% by RTI S.p.A., 12.5% by P.Valsecchi and 12.5% by C.Nesbitt.

The acquisition of the control stake in TaoDue was accounted for in compliance with IFRS 3. The so-called purchase method was applied, which determined the fair value of acquired assets and liabilities and the subsequent recognition of goodwill, calculated as a difference resulting from the price paid for the acquisition, as detailed in the table below:

(values in EUR millions)

Net assets acquired	Book value of the acquired company	Fair value adjustments	Fair value
Tv and movie rights	1.0		1.0
Other tangible and intangible assets	1.2	60.0	61.2
Equity investments	0.0		0.0
Inventories	2.8		2.8
Trade (payables)/receivables	10.0		10.0
Cash and cash equivalents	3.6		3.6
Post-employment benefit plans	(0.1)		(0.1)
Other assets/(liabilities)	(15.5)	(18.8)	(34.3)
Total net assets acquired (a)	**3.1**	**41.2**	**44.3**
Minority interests on net assets acquired (b)			**(10.2)**
Net assets acquired pertaining to the Group (a) - (b)			**34.2**
Goodwill			**115.8**
Total acquisition costs			**150.0**

Upon purchase price allocation concerning the current value to be assigned to acquired net assets, specific intangible assets have been identified – also corroborated by an opinion given by an independent expert -, which refer to commitments taken on in favour of the company by its founders and directors on an exclusive basis as well as assets representing that managerial factor that is specifically relevant in the sector of design and production of audiovisual content, in order to guarantee the preservation of specialist professional know-how and corporate continuity.

In total, net of deferred taxes allocated based on the higher current values attributed upon purchase price allocation to the intangible assets identified according to the foregoing, the fair value of the acquired net assets was calculated for the share concerning the purchaser in each of the relevant phases of the transaction in question. Such fair value amounted to EUR 34.1 million.

The difference between the cost for the acquisition, amounting to EUR 150.0 million (including cash outlays and the fair value recognised in relation to the transfer of the 25% equity interest held in Medusa Film) and the fair value of the identifiable net assets acquired, equal to EUR 34.2 million, led to a value for goodwill recognised totalling EUR 115.8 million.

Mediaset Group's net financial expense in relation to the foregoing transaction totalled EUR 104.1 million, corresponding to the difference between payments made for the acquisition, in-

cluding ancillary costs directly attributable to business combination, and the net liquidity acquired.

Cash and cash equivalents	3.6
Acquistion costs	(107.7)
Net cash flows deriving from the acquisition	**(104.1)**

During 2008 the effects on cash and cash equivalents of the Group due to business combinations include also the payment for EUR 9.0 million relating to the earnout matured at 31 December 2008 on the acquisition of Medusa Film stake on 2007.

14. SHARE-BASED PAYMENTS

As at 31 December 2008 stock option plans assigned in 2005, 2007 and 2008 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares bought back in the market. The options granted to the employees having the right to exercise them are contingent on the achievement of economic performance targets by the Company and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised here below:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2007	Stock Option Plan 2008
Grant date	22/06/2004	22/06/2005	28/06/2007	23/06/2008
Vesting Period	from 01/01/2004 to 22/06/2007	from 01/01/2005 to 22/06/2008	from 01/01/2007 to 28/06/2010	from 01/01/2008 to 23/06/2011
Exercise period	from 23/06/2007 to 22/06/2009	from 23/06/2008 to 22/06/2011	from 29/06/2010 to 28/06/2013	from 24/06/2011 to 23/06/2014
Fair Value	EUR 1.67	EUR 1.74	EUR 0.72	EUR 0.30
Strike price	EUR 9.07	EUR 9.60	EUR 7.87	EUR 4.86

It should be noted that on 23 June 2008 the plan envisaged for 2008 was implemented, including the granting of n. 3,290,000 options relative to Mediaset ordinary shares, which may be exercised after the three year period starting from 24 June 2011 for a period of 36 months.

Exercise rights expired for 96,000 stock options in 2008 due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group) , of which n. 48,000 referred to the 2004 Stock Option Plan and n. 48,000 to the 2005 Stock Option Plan.

The table below summarises the changes in the stock option plans:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2007	Stock Option Plan 2008	Total
Options outstanding at 1/1/2007	**3,367,000**	**3,726,500**			**7,093,500**
Options issued during the year	-	-	3,230,000		3,230,000
Options exercised during the year	-	-	-		-
Options expired/cancelled during the year	(75,500)	(75,500)	-		(151,000)
Options outstanding at 31/12/2007	**3,291,500**	**3,651,000**	**3,230,000**		**10,172,500**
Options outstanding at 1/1/2008	**3,291,500**	**3,651,000**	**3,230,000**		**10,172,500**
Options issued during the year	-	-		3,290,000	3,290,000
Options exercised during the year	-	-	-		-
Options expired/cancelled during the year	(48,000)	(48,000)	-		(96,000)
Options outstanding at 31/12/2008	**3,243,500**	**3,603,000**	**3,230,000**	**3,290,000**	**10,076,500**

Stock options are entered at their Fair Value in the financial statements:

- EUR 1.67 for the 2004 stock option plan
- EUR 1.74 for the 2005 stock option plan
- EUR 0.72 for the 2007 stock option plan, excluding those reserved to Medusa Fil, S.p.A. employees, which are recognised with a fair value equal to EUR 0.77.
- EUR 0.30 for the 2008 stock option plan.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options was included in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price);
- historical volatility at 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility;
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry;
- curve of the euro rates;
- zero exit-rate of stock option holders.

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2007	Stock Option Plan 2008
Average stock price	EUR 9.343	EUR 9.735	EUR 7.60	EUR 4.35
Historical volatility	24.22%	19.01%	16.34%	25.08%
Risk-free rate	3.86%	2.84%	4.86%	5.07%
Expected dividend yield	4.00%	2.06%	5.81%	12.15%

The Spanish subsidiary Telecinco also implemented stock option plans for the years 2005, 2006, 2007 and 2008. The characteristics of the four plans are summarised in the table below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008
Grant date	27/07/2005	26/07/2006	25/07/2007	30/07/2008
Vesting Period	from 27/07/2005 to 26/07/2008	from 26/07/2006 to 25/07/2009	from 25/07/2007 to 24/07/2010	from 30/07/2008 to 29/07/2011
Exercise period	from 27/07/2008 to 26/07/2010	from 26/07/2009 to 25/07/2011	from 25/07/2010 to 24/07/2012	from 30/07/2011 to 29/07/2013
Fair Value	EUR 3.13	EUR 2.87	EUR 2.91	EUR 0.71
Strike price	EUR 19.70	EUR 18.57	EUR 20.82	EUR 8.21

Here below is a summary of the movements in the stock option plans granted by Telecinco:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008	Total
Options outstanding at 1/1/2007	**1,483,500**	**1,733,150**	**0**		**3,216,650**
Options issued during the year	0	0	1,326,698		1,326,698
Options exercised during the year	0	0	0		0
Options expired/cancelled during the year	(352,500)	(105,500)	(18,000)		(476,000)
Options outstanding at 31/12/2007	**1,131,000**	**1,627,650**	**1,308,698**		**4,067,348**
					0
Options outstanding at 1/1/2008	**1,131,000**	**1,627,650**	**1,308,698**		**4,067,348**
Options issued during the year				1,399,148	1,399,148
Options exercised during the year					0
Options expired/cancelled during the year	(94,500)	(111,500)	(230,048)	(41,400)	(477,448)
Options outstanding at 31/12/2008	**1,036,500**	**1,516,150**	**1,078,650**	**1,357,748**	**4,989,048**

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008
Average stock price	EUR 22.83	EUR 20.3	EUR 20.82	EUR 8.21
Historical volatility	22.50%	22.50%	22.50%	27.50%
Expected dividend yield	4.50%	5.10%	5.50%	10.00%

It should also be noted that the information regarding emoluments and stock option plans granted to key managers of the Group is provided in the Mediaset S.p.A. financial statements.

15. TRANSACTIONS WITH RELATED PARTIES

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The overall amounts of the positions / transactions with the related parties as well as their effects in the relevant items are shown in the Balance Sheet and Income Statement drawn up in compliance with Consob Resolution No.15519 of 27 July 2006.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with the related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	0.7	3.5	(9.0)	0.6	6.0	(0.0)
Associated companies						
A.C. Milan S.p.A.	0.3	60.0	-	0.1	0.5	(0.9)
Alba Servizi Aerotrasporti S.p.A.	0.1	0.7	-	0.1	4.5	-
Arnoldo Mondadori Editore S.p.A.	1.6	0.7	-	12.3	1.4	-
Banca Mediolanum S.p.A.	1.1	0.0	-	4.3	0.0	-
Il Teatro Manzoni S.p.A.	0.5	0.2	-	0.0	1.3	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	1.7	4.7	-	-	10.8	-
Altre Società Consociate	5.1	2.2	(0.0)	8.2	10.0	0.0
Total parent company and associated	**11.0**	**74.0**	**(9.0)**	**25.6**	**34.4**	**(0.9)**
Joint control companies						
Boing S.p.A.	1.2	2.5	(8.1)	2.9	5.7	(0.3)
Fascino Produzione e Gestione Teatro S.r.l.	-	14.0	0.1	-	40.4	(0.1)
MediaVivere S.r.l.	1.0	6.0	-	0.8	20.9	-
Tivù S.r.l	-	-	-	-	-	-
Affiliated companies						
Aprok Imagen S.L.	-	0.3	-	(0.0)	0.9	-
Auditel S.r.l.	-	-	-	-	5.4	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.2	0.1	-	0.2	0.2	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
CaribeVision TV Network	0.1	-	-	0.7	-	0.0
Producciones Mandarina S.L.	0.3	4.7	-	0.9	14.6	-
La Fabrica De La Tele (già Hormigas Blancas Produccio	0.0	3.1	-	0.1	15.1	-
Nessma S.A.	-	-	-	-	-	-
Nessma Entertainment S.A.	-	-	-	-	-	-
Pegaso Television Inc.	-	-	-	-	-	-
Premiere Megaplex S.A.	-	-	-	-	-	-
Publieci Television S.A.	0.2	-	-	1.2	-	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	-	-	-	4.8	-
Total joint control and affiliates	**2.9**	**30.7**	**(7.9)**	**6.8**	**108.1**	**(0.2)**
Other related parties	-	0.4	-	-	1.2	-
TOTAL	**13.9**	**105.1**	**(16.9)**	**32.4**	**143.7**	**(1.2)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions. Payables due to Fininvest S.p.A., amounting to EUR 12.5 million, included EUR 9.0 million concerning a liability accrued as at 31 December 2007 as a result of the contractually established price balance paid for the acquisition of the Medusa equity investment, for the amount that was calculated based on the results relative to the film marketing activities carried out by Medusa Film in 2008.

The relations referred to in item Other related parties included consulting services provided by Sin&rgetica, a company owned by a director of Mediaset S.p.A.

It should be noted that in the balance sheet drawn up in compliance with CONSOB Resolution No.15519 of 27 July 2006, the television rights acquired by the related parties amounting to EUR 139.5 million (EUR 107.8 million as at 31 December 2007) primarily included EUR 89.7 million regarding the television rights acquired from Milan A.C. S.p.A. (EUR 71.7 million as at 31 December 2007) relative to multiplatform encrypted rights for the 2009-2010 season, following to the exercise of the relevant option right, and EUR 47.3 million concerning the television rights acquired from Mediavivere S.r.l. These rights generated on the whole amortisation equal to EUR 55.4 million (EUR 24.3 million in the same period of the previous year), of which EUR 47.1 referred to rights acquired from Milan A.C. S.p.A. and EUR 8.0 million from Mediavivere S.r.l. Other television rights were acquired from Alba Adriatica for a total amount of EUR 14.8 million.

The main impact on the consolidated cash flows, generated by transactions with related parties, was attributable, in addition to dividend payout to Fininvest S.p.A. for EUR 188.2 million, to the payment to Fininvest S.p.A. of the balance amount totalling EUR 9.0 million, as established by contract in relation to the acquisition of the equity interest in Medusa, and outlays in favour of Milan A.C. in relation to the acquisition of rights for a total amount of EUR 43.8 million.

16. OTHER INFORMATION

16.1 Commitments

Below is a summary of the main commitments of the Mediaset Group:

multi-year commitments mainly attributable to satellite channel lease contracts with different duration. These will imply future expenses in the order of EUR 206.3 million (EUR 116.,3 million as at 31 December 2007) and lease of broadcasting capacity on digital frequencies for EUR 577.4 million (EUR 181.1 million as at 31 December 2007);

commitments concerning artistic collaborations, television productions and contracts with press agencies for a total amount of approximately EUR 150.7 million (EUR 158.4 million as at 31 December 2007);

commitments for the purchase of rights equal to EUR 929.0 million (EUR 1,613.1 million as at 31 December 2007). These future commitments mainly referred to "volume deal" contracts that the Mediaset Group has stipulated with some US Major studios to ensure the availability of films and television productions that they have developed, giving the Group the possibility of reaching a volume of investments which is in line with the Group's strategies regarding the expansion of the library and multi-year commitments regarding distribution rights of the new digital pay TV channels for a total amount of EUR 151.4 million;

commitments for the purchase of new equipment, works and supplies for company offices as well as supply of EDP services for a total amount of EUR 11.5 million (EUR 19.6 million as at 31 December 2007);

16.2 Potential liabilities secured by Fininvest S.p.A.

As already indicated in the account report as of 31 December 2007, the guarantee issued on 6 June 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries in connection with the public offering for the sale of Mediaset S.p.A.'s shares expired on December 31, 2002.

Therefore, as already indicated, a joint deed of acknowledgement was stipulated on 19 December 2002, with the parent company, according to which Fininvest S.p.A. undertook to ensure that Mediaset S.p.A. and its subsidiaries would suffer no damage also beyond said expiry date until the effects linked to the events hedged against by means of said guarantee as notified to Mediaset S.p.A. and its subsidiaries within 31 December 2002 and communicated to Fininvest S.p.A. within 31 December

2003 ceased to have any impact on the Group's balance sheet and income statement. With reference to the charges already identified and entered in the 2008 financial statements, the Mediaset Group companies requested Fininvest S.p.A. a reimbursement for charges amounting to EUR 0,5 million. Still pending legal disputes amount to EUR 6,5 million.

For the Board of Directors

The Chairman

LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2008

(values in EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Digitalia '08 S.r.l.	Milano	euro	17.1	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.94%
Elettronica Industriale S.p.A.	Lissone (MI)	euro	363.2	100.00%
Mediashopping S.p.A.	Milano	euro	7.0	100.00%
Medusa Cinema S.p.A.	Roma	euro	1.0	100.00%
Medusa Video S.p.A.	Milano	euro	0.3	100.00%
Medusa Multicinema S.p.A.	Roma	euro	2.8	100.00%
Med Due S.r.l.	Milano	euro	92.5	75.00%
Medusa Film S.p.A.	Roma	euro	120.0	75.00%
Taodue S.r.l.	Roma	euro	0.1	75.00%
Nova Films S.r.l. (**)	Roma	euro	0.0	75.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Mediaset Investment Belgium S.p.r.l.	Woluwe-Saint-Lambert (Bruxelles)	euro	0.0	100.00%
Publiasia Limited (***)	Londra	sterlina	0.0	100.00%
		USD	20.0	
New Century Advertising Co. Ltd. (***)	Pechino	USD	35.0	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.51%
Publiespaña S.A.U	Madrid	euro	0.6	50.51%
Advanced Media S.A.U	Madrid	euro	0.1	50.51%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.51%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.51%
Atlas Media S.A.U.	Barcelona	euro	0.4	50.51%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.51%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.51%
Cinematext Media S.A.	Madrid	euro	0.2	30.30%
Cinematext Media Italia S.r.l.	Segrate (MI)	euro	0.0	30.30%
Telecinco Cinema S.A.U. (già Producciones Cinematograficas Telecinco S.A.U.)	Madrid	euro	0.2	50.51%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.51%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.3	50.51%
Conecta 5 Telecinco S.A.U. (già Europortal Jumpy Espana S.A.U.)	Madrid	euro	0.1	50.51%
Mediacinco Cartera S.L.	Madrid	euro	240.0	62.88%
Telecinco Factoria de Produccion S.L.U.	Madrid	euro	0.0	50.51%

Joint control and affiliated companies	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	euro	0.0	20.20%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.1	24.50%
Boing S.p.A.	Milano	euro	10.0	51.00%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	euro	1,397.9	20.96%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.0	50.00%
La Fabrica De La Tele S.L. (già Hormigas Blancas Producciones S.L.)	Madrid	euro	0.0	15.15%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Nessma S.A.	Lussemburgo	euro	8.1	25.00%
Pegaso Television INC	Miami (Florida)	USD	71.6	17.72%
Premiere Megaplex S.A.	Madrid	euro	0.1	25.25%
Producciones Mandarina S.L.	Madrid	euro	0.0	15.15%
Publiec Television S.A.	Madrid	euro	0.3	25.25%
Sportsnet Media Limited	George Town (Grand Cayman)	USD	0.1	49.00%
Titanus Elios S.p.A.	Roma	euro	29.5	29.68%
Tivù S.r.l.	Roma	euro	1.0	48.25%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.1	7.58%
Circuito Cinema S.r.l.	Roma	euro	1.1	10.00%
Class CNBC S.p.A.	Milano	euro	0.6	10.90%
Corporación de Medios Radiofónicos Digitales S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.05%
Grattacielo S.r.l.	Milano	euro	0.1	10.00%
International Media Services Ltd.	Valletta (Malta)	euro	0.1	99.95%
Kirch Media GmbH & Co. Kommanditgesellschaft auf Aktien	Unterföhring (Germania)	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.58%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Romaintv S.p.A.	Roma	euro	0.8	9.68%
X Content S.r.l. (In liquidazione)	Roma	euro	0.1	100.00%

(*) Group's stake calculated not considering companies' own shares

(**) Merged by incorporation in Taodue S.r.l. on 29th December 2008, with legal effects from 31/12/2008 and accounting and fiscal effects from 1/1/2009.

(***) Economic balance cosolidated until 28th March 2008. On that date Mediaset Investment S.a.r.l. sold the entire stake to Sportsnet Media Limited.

2008 Group's Consolidated Annual Report

Statement concerning the Group's Consolidated Financial Statements
in Compliance with Art. 154-bis of Italian Law Decree 58/98

Statement concerning the Group's Consolidated Financial Statements in Compliance with Art. 154-bis of Italian Law Decree 58/98

3. The undersigned, Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Senior Executive Manager, responsible for the drafting of the corporate accounting documentation, of the company Mediaset S.p.A., also in compliance with the provisions set out in Art. 154-bis, par. 3 and 4 of Italian Law Decree No.58 of 24 February 1998, hereby declare:

   • the adequacy in relation to the Group's characteristics and

   • the effective application

   of the administrative and accounting procedures for the drafting of the Group's consolidated financial statements for the year 2008.

4. The valuation of the adequacy of the administrative and accounting procedures for the drafting of the summary financial statements as at 31 December 2008 was carried out based on the standards and criteria defined by Mediaset S.p.A. consistently with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which groups together a set of general principles of reference for internal control generally accepted at the international level.

4. We also hereby declare that:

3.1 the Group's consolidated financial statements:

   d) have been drafted in compliance with the applicable international accounting principles acknowledged at the EU level pursuant to EC regulation No. 1606/2002 of the EU Parliament and Council of 19 July 2002 and the provisions set out for the implementation of Art. 9 of Italian Law Decree No. 38/2005;

   e) reflect the accounting books and entries;

   f) provide a true and fair description of the financial position and results of operations of the Company and the businesses included in the consolidation area;

3.2 the Directors' report on operations includes references to the Group's expected trend, the Group's results and performance, including those of the companies included in the consolidation area as well as a description of the main risks and uncertainties to which the Company is exposed.

Date: 17 March 2009

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Senior Executive Manager responsible for the drafting of corporate accounting documents

(Andrea Goretti)

2008 Group's Consolidated Annual Report

Independent Auditors' Report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders
of MEDIASET S.p.A.

1. We have audited the consolidated financial statements of MEDIASET S.p.A. and its subsidiaries, the ("Mediaset Group") as of and for the year ended December 31, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the MEDIASET S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference should be made to the auditors' report dated March 28, 2008, issued by other auditors.

3. In our opinion, the consolidated financial statements of the Mediaset Group at December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations, the changes in shareholders' equity and the cash flows of the Mediaset Group for the year then ended.

4. The management of MEDIASET S.p.A. is responsible for the preparation of the Directors' Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements as required by art. 156, paragraph 4-bis, letter d) of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Directors' Report on Operations is consistent with the consolidated financial statements of the Mediaset Group as of December 31, 2008.

Milan, March 31, 2009

Reconta Ernst & Young S.p.A.
signed by: Alberto Coglia, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma · Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

MEDIASET S.p.A.

2008 Financial Statements

Directors' Report on Operations

MEDIASET S.p.A.

Financial Statements as at 31 December 2008
Director's Report on Operations

Dear Shareholders,
we submit for your scrutiny and approval Mediaset S.p.A.'s financial statements for the year ended December 31, 2008, showing a net profit for the year equal to EUR 342,478,810 after amortizations, depreciations and write-downs amounting to EUR 9,971,214 and current and deferred tax assets for EUR 420,680.

Following the enactment of Italian Law Decree n.38 of February 28, 2005, incorporating European Regulation n.1606/2002 into Italian law, Mediaset S.p.A. has compiled its financial statements in compliance with the IAS/IFRS standards released by the International Accounting Standard Board (IASB) and ratified by the European Council.

The analyses of income statement, balance sheet and financial position, as well as the Notes, were drawn up including the supplementary information as established in Consob regulations n. 15519 and n. 6064293 dated 28 July 2006 in the matter of financial statements compilation and reporting.

For the purpose of rationalizing the processes of the operating subsidiaries and given the library's now minimal residual value, we believed it opportune to sell the rights held in the portfolio, while concurrently also selling the rights correlated to start up production and preproduction agreements for the analysis and development of TV programs. The valuation of the transfer price, validated by an authenticated opinion submitted by an independent expert, resulted in a total transfer price of EUR 32.4 million, of which EUR 1.1 million refers to start up productions, thus generating a capital gain of EUR 24.4 million. After taxes, the positive effect of this transfer totals EUR 16.5 million.

Item 20 of the Notes to the financial statements on "*Supplementary information on financial instruments and risk management policies*", pursuant to the accounting standard IFRS7, incorporated by the European Union in January 2006 (EC regulation n.108-2006), includes a description of the goals, policies and procedures implemented by the management team to hedge against the various types of financial risks (associated with exchange rates, liquidity, interest rates and credit) to which the company is exposed. Item 20 also includes sensitivity analyses broken down by type of risk and information on the concentration as well as the average, minimum and maximum exposure to the various risks. Moreover, the supplementary amendment to IAS 1 introduces further obligations regarding disclosure of information on capital management goals, policy and processes, specifying any capital requirement imposed by third parties as well as the management approach and procedures and any consequence deriving from lack of compliance.

The financial results of Your Company reflected its positive performance as the Holding Company of the Mediaset Group, despite the negative difference in terms of net result for a total amount of EUR 139.1 million against the previous year, using comparable criteria. Such decrease was attributable to the considerable reduction in dividends paid out by subsidiaries – equal to EUR 176.1 million – counterbalanced by a lower operating loss totalling EUR 23.2 million. Net income for the year was mainly attributable to a prevailing result of financial operations and equity investments rather than of operating profit, which was negative. Dividends paid out by subsidiaries substantially contributed to the operating profit for the year, while compensating for the lower contribution resulting from the commercial exploitation of the library as at 31 December 2008.

Dear Shareholders,
before proceeding with our comments to the operations, we specify hereunder the requirements provided for by Consob regulations.
In compliance with Consob recommendation (Communication Prot. DAC/RM97001574 dated 20/02/1997,), a list of the directors and relevant powers is provided below:

Chairman

Fedele Confalonieri — has powers of ordinary and extraordinary administration up to a maximum limit of EUR 13,000,000.00 by single operation, with the exclusion of the powers under Art. 23 of the Company's By-Laws which are exclusively granted to the Board of Directors. According to the Company's By-Laws, the Chairman represents the Company.

Vice Chairman

Pier Silvio Berlusconi — has powers of ordinary and extraordinary administration up to a maximum limit of EUR 10,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors. According to the Company's By-Laws, the Vice Chairman represents the Company. The Vice Chairman represents the Company in the case of the Chairman's absence or impediment. The replacement of the Chairman by the Vice Chairman for representation purposes should be regarded as evidence of the Chairman's absence or impediment and relieves third parties from any liability and verification obligation.

Managing Director

Giuliano Adreani — has powers of ordinary administration up to a maximum limit of EUR 5,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors and its Chairman. According to the Company's By-Laws, the Managing Director represents the Company.

Directors

Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Mauro Crippa
Bruno Ermolli
Luigi Fausti
Marco Giordani
Alfredo Messina
Gina Nieri
Carlo Secchi
Attilio Ventura

Executive Committee	Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee	Luigi Fausti (Chairman) Alfredo Messina Carlo Secchi
Committee for Employee Compensation	Bruno Ermolli (Chairman) Paolo Andrea Colombo Attilio Ventura
Committee for Corporate Governance	Attilio Ventura (Chairman) Paolo Andrea Colombo Luigi Fausti

Annual report on Corporate Governance

The annual Report on Corporate Governance, including a general description of corporate governance rules and criteria adopted by the company, is entirely contained in an attachment to this Directors' Report on Operations, pursuant to Art. 89-bis, par.5, of Consob-Issuers' Regulation, and can be downloaded from the company's website:
www.mediaset.it (/investor/governance/governance_en.shtml)

INFORMATION ON THE OWNERSHIP STRUCTURE (ART. 123 BIS OF THE CONSOLIDATED FINANCE ACT) (*) AS OF 17 MARCH 2009

(*) The information provided in this section of the Directors' Report on Operations (also included in the Annual Report on Corporate Governance attached to the same Directors' Report) is given as per the specified order (letters a)-m)) of Article 123-bis of the Consolidated Finance Act, as amended by Art. 5 of Italian Law Decree N.173 of 3 November 2008. It should be noted that the entire article 123-bis of the Consolidated Finance Act was amended by the afore-mentioned Art. 5 of Italian Law Decree 173/208 and that the relevant provisions apply to the annual reports relative to the fiscal years starting at any date subsequent to that of the enactment of the same Decree (21.11.2008).

a) Share capital structure

Mediaset S.p.A. has a fully-paid up and subscribed share capital of EUR 614,238,333.28.

	N° of sahres	% on shre capital	Listed	Rights and obligations
Ordinary shares	1,181,227,564 (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company By-Laws

The company did not issue any other financial instrument granting the right to subscribe newly-issued shares.

The company does not envisage any stock option incentive plan that would require an increase, even on a free basis, of the share capital.

b) Restrictions on share transfer

Pursuant to the Company's By-Laws, shares are registered, joint and freely transferable, unless otherwise prescribed by regulations concerning the representation, legitimization and circulation of the equity investment foreseen for stocks traded in the regulated markets.

c) Principal shareholdings

As of March17, 2009, according to the information received also pursuant to Art. 120 of the Consolidated Finance Act, the principal shareholders in Mediaset S.p.A. (**) are the following:

Declarant	Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Berlusconi Silvio	Fininvest S.p.A.	**38.618**
Barclays Global Investors UK Holdings Ltd	Barclays Global Investors NA	3.382
	Barclays Global Investors Ltd.	1.110
	Barclays Global Fund Advisors	0.431
	Barclays Global Investors (Deutschland) AG	0.089
	Total	**5.012**
Capital Research and Management Company	Capital Research and Management Company	**4.920**
Mackenzie Cundill Investment Management Ltd.	Mackenzie Cundill Investment Management Ltd.	**3.441**
Abu Dhabi Investment Authority	Abu Dhabi Investment Authority	**2.042**

(**) Moreover, in the Consob website it is also specified that Silchester International Investors ltd is a principal shareholder holding a 2.017% stake in the ordinary capital stock and in the voting stock.

As of the same date, Mediaset S.p.A. holds n. 44,825,500 of its own shares, equal to 3.795% of the company's stock capital, regulated by the conditions set forth in Art. 2357-ter of the Italian Civil Code.

d) Preferred or special stock

No preferred stock or stock that confer special control rights have been issued.

e) Employee stockholdings: mechanism for exercising voting rights

There is no mechanism for exercising voting rights.

f) Restrictions on voting rights

Insofar as it is a financial intermediary registered in the special section of the general registry as mandated by Art. 113 of Italian Law Decree 385/1993 and subsequent amendments (Consolidated Banking Act) pursuant to the provisions set out in Art. 108 of Consolidated Banking Act and in Art. 1 of the Ministerial Decree (Ministry of the Treasury) n. 517/1998, any stockholder holding more than 5% of the stock capital in shares conferring voting rights may not exercise voting rights for the shares exceeding said percentage unless he meets the credit requirements specified therein. The same requisites are applied to anyone, regardless of the size of the shareholding owned, who controls the company as described in Art. 23 of the Consolidated Banking Act. In this case, voting rights are suspended for the entire shareholding.

g) Agreements between shareholders

The company is not responsible for agreements between shareholders pursuant to Art. 122 of the Consolidated Finance Act.

h) Provisions regarding change of control

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter h) of the Consolidated Finance Act.

i) Directors' indemnity in case of resignations, dismissal or contract termination following to public purchase offer

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter i) of the Consolidated Finance Act.

l) Appointment and replacement of directors and amendments of the Company's By-Laws

The company has adopted a traditional system of governance.
The Board of Directors is appointed by the General Meeting from the names present on the nomination lists. For the appointment and replacement of directors the provisions set out in Art. 17 and the following of the Company's By-Laws apply.
Pursuant to Art. 15, par. 2 and Art. 23, par. 3 of the Company's By-Laws and subject to the approval of the Extraordinary General Meeting, which is empowered to pass binding resolutions regarding the matter, the Board of Directors is responsible for the implementation of the resolutions adopted regarding mergers and spin-offs in the cases specified in Art. 2505, 2505-bis and 2506-ter of the Italian Civil Code, the establishment or shutting down of branches, the specification of the names of the Directors who officially represent the Company, and the reduction of the capital in case of withdrawal and the adaptation of the Company's By-Laws to comply with enacted regulations.
The Company's By-Laws is available for consultation in the Company's website:
www.mediaset.it (/investor/governance/statuto_en.shtml).

m) Proxies for capital increases and authorisations for the re-purchase of Treasury Shares

There are no proxies for capital increases pursuant to Art. 2443 of the Italian Civil Code, or for the issuance of share-based financial instruments.

On 16 April 2008, the Shareholders' General Meeting conferred upon the Board of Directors the power to purchase, also through the sale of options or financial instruments and derivatives of Mediaset stock, up to a maximum amount of n. 118,122,756 and therefore within the confines of the law, of its own common stock at the nominal value of EUR 0.52 each (equal to 10% of the current stock capital), in one or more transactions, until ratification of the financial statements as at 31 December 2008 and in any case for a period not longer than 18 months from the date of the General Meeting's resolution. The above-indicated amount is covered by the reserves available as specified in the most recently regularly ratified financial statements.

Acquisitions are carried out as follows:

i) acquisitions necessary for the implementation of the stock option plans of 2003/2005 and 2006/2008 must be carried out on the stock exchange of listing, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company;

ii) any possible additional acquisitions must be carried out on the stock exchange where the shares are listed, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company.

Acquisition operations shall be carried out in compliance with Art. 2357 and following of the Italian Civil Code, Art. 132 of Italian Law Decree 58/98, Art. 144-bis of Consob regulation applying the provisions of Italian Law Decree n.58 of 24 February 1998, concerning the regulations of issuers ("Issuers Regulation") and in compliance with any other applicable regulation, including the provisions established in Directive 2003/6 and the relevant EU and national implementation regulations.

As of the end of the fiscal year, on 31.12.2008, the Company's stock portfolio included 44,825,500 Treasury Shares.

In relation to Consob Regulations 11971 dated 14 May 1999, Art. 79 and subsequent amendments, here below is the information specified, relative to the shares held by Directors, Statutory Auditors, General Managers and Executives with strategic responsibilities in the Company and in its subsidiaries, pursuant to the criteria contained in SCHEME 3) as required by Annex 3c) of the afore mentioned regulations.

Mediaset S.p.A.

Mediaset S.p.A.Shares held by Directors, Statutory Auditors, General Managers and Executive Managers with strategic responsibilities (*)

Full name		Invested Company	Number of share held as at 31/12/2007	Number of share shares purchased	Number of share shares sold	Number of share held as at 31/12/2008
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	1,029,000	48,000	-	1,077,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	322,100	7,000	-	329,100 (1)
Berlusconi Marina	B. of Dir.	Mediaset S.p.A.	-	570,000 (2)	-	570,000 (2)
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	76,500	-	-	76,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (3)	-	-	1,000 (3)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	14,795	-	11,200	3,595
Ermolli Bruno	B. of Dir.	Mediaset S.p.A.	19,000	-	-	19,000
Fausti Luigi	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of Dir.		-	-	-	-
Ventura Attilio	B. of Dir.		-	-	-	-
Giussani Alberto	Int. Aud.		-	-	-	-
Bianchi Martini Silvio	Int. Aud.		-	-	-	-
Vittadini Francesco	Int. Aud.		-	-	-	-

(*) *Mediaset S.p.A. Executive managers with strategic responsibilities are Company Directors*

(1) *of which 7,000 shares owned by the spouse*

(2) *shares acquired through a subsidiary*

(3) *of which 500 shares owned by the spouse.*

As of the Board meeting of 16 April 2008, the terms of Antonio Francesco Antonio Giampaolo, Chief Statutory Auditor, and Riccardo Perotta, Statutory Auditor, who had no stake in the Company, expired.

REPORT ON OPERATIONS

Here below is the analysis of the economic and financial results achieved by Your Company in the fiscal year of reference.

Financial highlights

Below is a summary of the income statement, including comments and comparisons against 2007 results:

(amounts in EUR millions)

	2008	2007
Revenues	**47.9**	**26.6**
Personnel expenses	29.8	28.4
Purchases, services and other operating costs	21.7	20.9
Sundry operating costs	4.9	5.0
Amortisation, depreciation and provisions for risks	10.0	14.1
Total costs	**66.4**	**68.3**
Operating result	**(18.5)**	**(41.7)**
Dividends and other (charges)/proceeds deriving from investments	308.2	484.2
Financial (charges)/proceeds	52.4	51.2
Total (charges)/proceeds deriving from financial activity and investments	**360.6**	**535.4**
Pre-tax result	**342.1**	**493.7**
Income taxes for the year	(0.4)	12.1
Profit/(loss) for the year	**342.5**	**481.6**

Total revenues

Operating revenues increased EUR 21.3 million. This increase was mainly attributable to the recognition of the capital gain deriving from the transfer of the library, equal to EUR 24.4 million, partially impacted by lower revenues from the lease of library rights following a qualitative and quantitative content impoverishment due to the fact that the library was no longer upgraded over time. Television rights management and sale activities were carried out exclusively by R.T.I. S.p.A., a subsidiary company with which a one-year contract was stipulated during the year of reference for the lease of television rights, envisioning a EUR 13 million payment in favour of Your Company (against EUR 20 million in 2007). This amount accounted for a large part of Mediaset S.p.A.'s operating revenues.

Total costs

Costs dropped from EUR 68.3 million in 2007 to EUR 66.4 million in 2008.

Personnel expenses, which in 2008 totalled EUR 29.8 million, reported a net increase by EUR 1.4 million against the same period in 2007, as a result of the funds set aside for performance-related bonus schemes, the payment of a one-off bonus and the remuneration policy.

Also in 2008, the value of *amortisation, depreciations and write-downs* decreased by EUR 4.1 million, as a consequence of the reduction of the previously mentioned library of rights.

EBIT

The increase in operating revenues together with the decrease in operating costs generated a positive difference in terms of EBIT equal to EUR 23.2 million.

Financial assets and equity investments

2008 free cash flow is positive, showing a total amount of EUR 360.6 million, though it dropped EUR 174.8 million on a Y/Y basis.

Two items contributed strongly to this result:

- the *result of equity investment operations*, including the dividends paid to subsidiary companies;
- *financial (charges)/ proceeds*, relative to the financial management of the holding company, which provides centralised financial services to support operations carried out by its subsidiaries.

Dividends and other charges/proceeds from equity investments

The result relative to the management of equity investments, accounting for a total amount of EUR 308.2 million, decreased EUR 176.0 million against the same period in 2007 as a result of lower dividends paid to subsidiaries, as specified below:

- R.T.I. S.p.A. decreased the portion of dividend from EUR 394.2 million paid out in 2007 to EUR 221.2 million distributed in 2008;
- Publitalia '80 S.p.A. distributed EUR 87.0 million in 2008 against EUR 90.0 million in 2007.

Financial (charges)/proceeds

The Company's financial transactions also included interests and other financial (charges)/proceeds equal to EUR 52.4 million, showing a EUR 1.2 million increase on a Y/Y basis.

The Holding Company's Financial Management provided centralised management services through current account relations with its Italian subsidiaries for the performance of financial operations. Those listed here below are the items which mostly contributed to the results achieved:

- *income and charges from/to subsidiary and affiliated companies*: these essentially referred to interests accrued and due on the aforementioned intercompany current account; charges reported a balance of EUR 14.3 million, growing EUR 3.1 million against the same period in 2007, while income increased from EUR 160.4 million in 2007 to EUR 176.8 million in 2008, posting an increase of EUR 16,4 million, which is mainly due to interests accrued on the intercompany current account from Mediaset Investimenti S.p.A.;
- *income/charges from/to others*: interest and other financial income / (charges) from/to others further worsened as a result of the increase in this item's negative balance, from EUR 98.0 million in 2007 to EUR 110.1 million in 2008. This deterioration was mainly attributable to interest due on the short-term loan granted to subsidiary Mediaset Belgium S.p.r.l., amounting to EUR 43.7 million;
- *net income from the management of exchange rates*: this item essentially referred to hedging activities on foreign exchange rates. 2008 result was break-even, in line with the 2007 result.

Pre-tax result and income tax

Pre-tax result amounted to EUR 342.1 million, a EUR 151.6 million reduction against the same period in the previous year.

This item, showing a positive amount for EUR 0.4 million, included EUR 17.6 million income from IRES tax consolidation offset by IRAP tax provisions totalling EUR 0.7 million, and net provisions for deferred tax assets and liabilities for the year of EUR 16.5 million.

Net profit for the year

Net profit for the year reached EUR 342.5 million, a EUR 139.1 million reduction against EUR 481.6 million posted in 2007.

Balance sheet and financial position

Here below is a summary of the ***Balance Sheet***, reclassified according to the schemes included in the Company's Financial Statements including current and non-current items of assets and liabilities in order to highlight the two major aggregate values referring to ***Net Invested Capital*** and the ***Net Financial Position***. The latter is composed of *Gross financial debt* deducted of *Cash and other cash* equivalents and *Other financial assets*.

The *Investments and other non-current financial assets* item comprises assets entered in the *Investments in subsidiaries* and in the *Other companies, financial receivables and assets* item under the Company's Balance Sheet items. The *Net working capital* and *Other assets and liabilities* items comprises *Current assets* (excluding *Cash and cash equivalents* and *Current financial assets* entered under the *Net financial position*), *Fund provisions for risks and charges, Trade payables* and *Tax payables*.

A more detailed analysis of the major items of the *Net financial position* is contained in the Explanatory Notes.

(amounts in EUR millions)

	31/12/2008	31/12/2007
Investments and other financial non current assets	1,540.1	1,539.0
Television rights and other intangible assets	0.1	17.7
Tangible assets	4.9	5.0
Deferred tax assets/(liabilities)	11.3	26.2
Employee severance indemnity	(4.6)	(4.7)
Fund for risks and charges	(34.8)	(36.9)
Total non current assets/(liabilities)	**1,517.1**	**1,546.3**
Net working capital and other financial current assets/(liabilities)	**45.3**	**(3.3)**
Net invested capital	**1,562.4**	**1,543.0**
Net shareholders' equity	**2,330.0**	**2,478.6**
Net financial position	**767.6**	**935.6**

Here below is a detail of the major Balance Sheet changes as at 31 December 2008 compared to the corresponding situation as at 31 December 2007.

The increase in the **Investments and other non-current financial assets** item, equal to EUR 1.1 million, was entirely attributable to the increase in the stock option value concerning employees of directly and indirectly controlled companies.

The decrease in **Television rights** and **Tangible assets** was due to both the transfer of the residual library of rights and amortisation, depreciations and write-downs for the period.

The changes in the **Shareholders' net equity** item, better detailed in the following *Table of movements*, were primarily due, in addition to the net result for the period and dividend distribution, to the changes in the fund provision, which included the amount for the cost of stock option plans regarding the amount accrued starting from the year when said plans were assigned as well as the changes in the collar provision securing the loan raised with Mediobanca.

The table below is a summarised cash flow statement that better highlights the relevant contributions in the two fiscal years of reference. This table included items re-classified pursuant to IAS 7 regulating the drawing up of cash flow statement, highlighting the changes in the Company's *Net financial position*, which represents the most significant index of the Company's ability to cover its financial commitments.

(amounts in EUR millions)

	31/12/2008	31/12/2007
Net financial position at the beginning of the year	**935.6**	**824.0**
Free cash flow	**12.0**	**118.9**
- Free cash flow from operating activities	21.0	11.4
- Investments in shares and other financial current assets	(12.3)	-
- Disposals of investments and other financial current assets	-	80.0
- Disposals of intangiblr fixred assets (tv rights)	32.3	-
- Other invetments	(0.2)	(0.2)
- Changes in net working capital and other assets/liabilities	(28.8)	27.7
Trading on treasury shares	-	**(2.8)**
Dividends received	**308.7**	**484.2**
Dividends paid	**(488.7)**	**(488.7)**
Financial surplus/deficit	**(168.0)**	**111.6**
Net financial position at the end of the year	**767.6**	**935.6**

Mediaset S.p.A.'s **free cash flow** equalled EUR 12.0 million, down EUR 106.9 million against the same period in the previous year. This deterioration was due to the transfer of the library of rights and the positive difference in the operating cash flow, offset by investments in current financial activities and the negative difference in the working capital.

Net financial position

The net financial position was equal to EUR 767.6 million as at 31 December 2008, dropping from EUR 935.6 million as at 31 December 2007, thus showing a reduction equal to EUR 168.0 million. This reduction was primarily attributable to both expenses regarding the dividends distributed for a total amount of EUR 488.7 million and the acquisition of Telecinco shares for a total price of EUR 12.3 million. These amounts were offset by financial income deriving from the collection of dividends paid out by subsidiaries for a total amount of EUR 308.7 million and the cash flow generated by financial management activities.

MAIN CORPORATE TRANSACTIONS

In 2008 the Company did not carry out any corporate transaction.

INFORMATION ON THE MAIN RISKS AND UNCERTAINTIES

For the purpose of guaranteeing appropriate information transparency and in compliance with the provisions provided for in the afore mentioned Art. 2428 of the Italian Civil Code, reference should be made to the "Information on the main risks and uncertainties" section included in the Mediaset Group consolidated financial statements, which provides an exhaustive description and analysis of the main risks and uncertainties to which the Company is exposed.

HUMAN RESOURCES

General profile

The continuous change in the social and economic framework and in the core market scenario calls for flexible organizations and highlights the central role of human resources. It is therefore essential that Mediaset actively and adequately promote employee upskilling, making no distinction in terms of gender, category and employment level. Today, more than ever, people make the difference and represent a true competitive advantage.

The management and upgrading activities as well as the support programs dedicated to human resources, which the company has increasingly implemented in the last years, are aimed at enhancing the central role of human resources, combining the personal values and expectations of the staff with the corporate culture and values.

The enhancement of the staff, the improvement of skills and talents, the acknowledgment of merits and responsibilities stem from accurate process control activities, the use of specific tools aimed at providing a fair assessment of human resources starting from the recruiting process, a constant monitoring of human resources in their career paths (analysis and valuation of employee performance and supporting wage policy) and the development of professional and management training programs to promote the characteristics that distinguish the company's performance.

Staff composition

Size and geographical breakdown

The total of Mediaset S.p.A. employees as of the end of 2008 amounted to 218 units (216 employees on permanent contract) up from 215 employees (214 employees on permanent contract) as of end of 2007, despite an increase in the staff turnover compared to previous years.

Mediaset S.p.A.'s human resources are mainly concentrated in Milan, where almost 90% of the permanent staff is employed.

Geographical distribution of employees in Italy (p.c.)

Centers	31/12/2008		31/12/2007	
	number	%	number	%
Milan	195	90%	193	90%
Rome	21	10%	21	10%
Total	**216**	**100%**	**214**	**100%**

Age structure and seniority

The average age and seniority testify the commitment of the company in eliciting human resource loyalty and the focus on retaining people with skills that have been progressively enhanced over time, in particular for jobs in which skill levels depend heavily on experience.

Average age of permanent employees (p.c.)

Average	2008 years	2007 years
Managers	49	48
Journalists	51	53
Middle managers	44	43
Office staff	39	39
Total	**42**	**42**

Permanent employees (p.c) by age bracket

Average	31/12/2008		31/12/2007	
	number	%	number	%
Under 30 years	20	9%	17	8%
From 30 to 45 years	120	56%	128	60%
Over 45 years	76	35%	69	32%
Total	**216**	**100%**	**214**	**100%**

Average seniority of permanent employees (p.c.)

Seniority	2008 years	2007 years
Managers	15	15
Journalists	16	16
Middle managers	14	15
Office staff	12	12
Total	**13**	**13**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunity is provided by the large female component in the total number of employees (equal to 62%) and by the presence of women in a variety of managerial positions.

Permanent employees (t.i.) by category and gender

Qualifications	31/12/2008		31/12/2007	
	number	% Women	number	% Women
Managers	35	23%	35	23%
Journalists	4	0%	3	0%
Middle managers	49	59%	45	64%
Office staff	128	76%	131	73%
Total	**216**	**62%**	**214**	**62%**

Training activities

In 2008 the company continued all the training activities started in the previous years, which are now broadly consolidated, and all the routine training activities, with a particular focus on the development of manager training courses.

Training hours by type of training initiative

Training	2008 hours	2007 hours
Managerial development	1,528	1,211
Professional updating	537	868
Language courses	651	761
On-line courses	73	182
Total	**2,789**	**3,022**

Safety in the workplace, prevention and health

The main actions undertaken in 2008 for the purpose of health and safety in the workplace are described here below:

- Implementation of the Health Plan: health supervision by means of 43 medical and ophthalmic visits (due to "video terminal risk");
- Free flu vaccine for all employees;
- On-site inspections carried out by the Heads of Prevention and Safety and by workplace physicians;
- Training, and specifically:
  - Training course for new profiles supporting the Prevention and Safety Divisions (new resources) and upgrading courses for people already in charge (Heads and subordinate staff of the Prevention and Safety Divisions) in compliance with the regulations in force;
  - Training courses for: newly hired employees, employees in charge of emergency management;
  - Carrying out of fire drill operations with evacuation of the main offices fo the Mediaset Group;

Information, and specifically:

- Ongoing updating of the Company's intranet site devoted to safety;
- Review of the " The Residual Risk" document pursuant to Italian Law Decree 81/08
- Review of the Risk Evaluation Document according to enacted changes to regulations; drafting of the same in electronic format and publication in the Company's Intranet site;

- Within the scope of the management of company's premises, ongoing monitoring of all the aspects correlated to safety in the workplace and the relevant controls implemented, including the awarding of contracts;
- Environmental analyses to check and measure the quality of the workplace environment in relation to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and lighting, etc.

OTHER INFORMATION PURSUANT TO ART. 2428 OF THE ITALIAN CIVIL CODE

Research and development

Research and development is carried out by subsidiary companies as part of their activity. The relevant observations were included under the **Stucture and operations of the Mediaset Group** section in the Directors' Report on Operations of the Group's Consolidated Financial Statements.

Treasury shares

As of December 31, 2008 the value of Treasury shares, purchased pursuant to the resolutions adopted in the Ordinary Shareholders' General Meetings of 16 April 2003; 27 April 2004; 29 April 2005, 20 April 2006 and 19 April 2007 and 16 April 2008 accounted for EUR 416.7 million (unchanged against the previous year), corresponding to n. 44,825,500 shares available for stock option plans and buyback as approved.

During the fiscal year of reference no transactions have been carried out on Treasury shares .

2003/2005 stock option plans (Shareholders' General Meeting of April 16, 2003) and 2006/2008 stock option plans (Shareholders' General Meeting of 20 April 2006)

The Shareholders' General Meeting of 20 April 2006 resolved to establish a stock option plan for the 2006/2008 three-year period for the purpose of fostering employee loyalty and increasing involvement and motivation in the Group's corporate operations and activities.

The Shareholders' General Meeting ratified the creation of a Stock Option Plan based on its Treasury shares in favour of the eligible employees of the company and its subsidiaries, with a duration of three years starting from 2006. Eligible employees are selected by the Company's Board of Directors from among the key people holding strategic positions for the achievement of the Group's strategic results. In addition, approval was also given for similar projects involving the shares of directly or indirectly controlled subsidiaries and affiliated companies of the holding company, should the Company's Board of Directors deem it appropriate.

As a result, the Shareholders' General Meeting entrusted the management of the 2006/2008 Stock Option Plan to the Company's Board of Directors, granting it all the powers necessary for the selection of the eligible candidates, the determination of performance targets, the as-

signment of option rights and all aspects regarding the implementation of the stock option plan. In particular, the Company's Board, with specific reference to 2008 fiscal year:

- identified the eligible participants in the 2008 plan;
- allocated the option rights;
- defined that the exercise price for the options is the normal price of Mediaset ordinary shares resulting from the mathematical average of the reference prices reported by Borsa Italiana S.p.A. in the period extending from the allocation date and the same day of the previous calendar month in compliance with the tax regulation in force;
- established that the options can be exercised upon achievement of the yearly economic and financial performance targets, such as "ROE" and "Free – cash flow". The fulfilment of the exercise conditions will be verified by the Board for every year of the plan within the first six-month period of the year following the year in which the options were allocated;
- established that the options allocated for 2008 can be exclusively exercised 36 months after the date of allocation, subject to fulfilment of the afore mentioned conditions for the exercise of the options.

The 2003/2005 and 2006/2008 stock option plans resulted in the following stock option allocations on Mediaset shares:

Year 1/1 - 31/12	Number of participant to Plant	Options rights attributed for the purchase of company sahers	Exercise price	Exercise period only allowed in one purchase	Check of compliance with the criteria established by the Board of Directors
2004	130	3,415,000	EUR 9.07	23.6.2007/22.6.2009 (*)	Rights to exercise
2005	132	3,774,500	EUR 9.60	23.6.2008/22.6.2011 (*)	Rights to exercise
2006	128	3,716,000	EUR 8.92	26.7.2009/25.7.2012 (*)	Options rights non available for the exercise as a result of unmet pre-requisites
2007	43	3,130,000	EUR 7.87	29.6.2010/28.6.2013	Rights to exercise
2007	1	100,000	EUR 7.73	18.7.2010/17.7.2013	Rights to exercise
2008	46	3,290,000	EUR 4.86	24.6.2011/23.6.2014	Rights to exercise

(*) *In the meeting of 28 June 2007, the Board of Directors approved the new exercise dates of 2004, 2005 and 2006 plans in order to comply with the new regulation in force.*

2003/2005 Stock Option Plan

To date options have been allocated to exercise the rights on n. 7,189,500 Mediaset shares, corresponding to 0.61% of the Company's share capital, the requirements of which have been met.

2006/2008 Stock Option Plan

To date options have been allocated to exercise the rights on n. 6,520,000 Mediaset shares, corresponding to 0.55 % of the Company's share capital, the requirements of which have been met, and n. 3,716,000 Mediaset shares, corresponding to 0.31 % of the Company's share capital, the requirements of which have not been met.

Share-based payments

As at 31 December 2008 stock option plans assigned in 2004, 2005, 2006, 2007 and 2008 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to

IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares repurchased in the market.

The options granted to the employees having the right to exercise them are contingent on the Company's achievement of economic performance targets and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned five stock option plans are summarised here below:

	Plan 2004	Plan 2005	Plan 2006	Plan 2007	Plan 2008
Grant date	22/06/2004	22/06/2005	25/07/2006	28/06/2007	23/06/2008
Vesting Period	from 01/01/2004 to 22/06/2007	from 01/01/2005 to 22/06/2008	from 01/01/2006 to 25/07/2009	from 01/01/2007 to 28/06/2010	from 01/01/2008 to 23/06/2011
Exercise period	from 23/06/2007 to 22/06/2009	from 23/06/2008 to 22/06/2011	from 26/07/2009 to 25/07/2012	from 29/06/2010 to 28/06/2013	from 24/06/2011 to 23/06/2014
Fair Value	EUR 1.67	EUR 1.74	EUR 1.10	EUR 0.72	EUR 0.30
Strike price	EUR 9.07	EUR 9.60	EUR 8.92	EUR 7.87	EUR 4.86

Starting from June 23, 2007 no options were exercised relative to the 2004 stock option plan. Starting from June 23, 2008 no options were exercised relative to the 2005 stock option plan. During the year, the plan envisaged for 2008 was implemented, granting n. 3.290.000 options, which may be exercised after the three year period starting from 24 June 2011.

Exercise rights expired for n. 96,000 stock options in 2008, due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group), of which n. 48,000 referred to the 2004 stock option plan; n. 48,000 to the 2005 stock option plan.

The table below summarises the changes in the stock option plans:

	Plan 2004	Plan 2005	Plan 2006	Plan 2007	Plan 2008	Total
Options outstanding at 1/1/2007	3,367,000	3,726,500	3,716,000	-	-	10,809,500
Options issued during the year	-	-	-	3,230,000	-	3,230,000
Options exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(75,500)	(75,500)	(3,716,000)	-	-	(3,867,000)
Options outstanding at 31/12/2007	**3,291,500**	**3,651,000**	**-**	**3,230,000**	**-**	**10,172,500**
Options outstanding at 1/1/2008	3,291,500	3,651,000	-	3,230,000	-	10,172,500
Options issued during the year	-	-	-	-	3,290,000	3,290,000
Options exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(48,000)	(48,000)	-	-	-	(96,000)
Options outstanding at 31/12/2008	**3,243,500**	**3,603,000**	**-**	**3,230,000**	**3,290,000**	**13,366,500**

Stock options are entered at their Fair Value in the financial statements:

- EUR 1.67 for the 2004 stock option plan;
- EUR 1.74 for the 2005 stock option plan;
- EUR 1.10 for the 2006 stock option plan;
- EUR 0.72 for the 2007 stock option plan except for those allocated to the employees of subsidiary Medusa Film S.p.A., which amount to EUR 0.77;
- EUR 0.30 for the 2008 stock option plan.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options is included in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price);
- historical volatility 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility;
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry;
- curve of the EUR rates;
- zero exit-rate of stock option holders.

The assumptions made on the main items included in the model are detailed here below:

	Plan 2004	Plan 2005	Plan 2006	Plan 2007	Plan 2008
Average stock price	EUR 9.343	EUR 9.735	EUR 8.782	EUR 7.600	EUR 4.347
Historical volatility	24.22%	19.01%	17.17%	16.34%	25.08%
Risk-free rate	3.86%	2.84%	4.00%	4.86%	5.07%
Expected dividend yield	4.00%	2.06%	3.23%	5.81%	12.15%

Environment

For the purpose of guaranteeing appropriate information and in compliance with the provisions provided for in the afore-mentioned Art. 2428 of the Italian Civil Code, reference should be made to the "Environment" section included in the Mediaset Group consolidated financial statements, which provide an exhaustive description and analysis of the main environmental indicators adopted by the Company and its subsidiaries.

Relations with subsidiaries, affiliated companies, holding companies, associated and related parties

Mediaset S.p.A. Board of Directors approved the "Guidelines on transactions of major importance and with related parties". Such Guidelines, included in the "Annual Report on Corporate Governance" attached to this Report, identify the transactions having a specific strategic, economic and financial significance for the company and its subsidiaries and, in particular, the transactions with the related parties, which must first be assessed and approved by the Mediaset Board of Directors.

In particular, in order to ensure that any significant transaction with the related parties are carried out in full compliance with the principle of correctness and transparency, the Board of Directors:

- identified related companies based on the specific notion provided by IAS 24;
- defined the criteria of significance for the transactions with the related parties;
- established the approval and execution procedures concerning transactions with the related parties and defined, in particular, the specific transactions that must be approved subject to the decision of Mediaset Internal Control Committee and/or with the support of independent experts;

- defined the necessary information flows with the subsidiaries Board of Directors in order to guarantee that the Company's Board of Directors is consistently informed of any significant transaction with the related parties after due examination and the relevant approval.

The following tables illustrate in detail the financial and economic relations undertaken with subsidiaries, affiliated companies, holding companies, associated companies and related parties under normal market conditions.

(amounts in EUR thousand)

RECEIVABLES AND FINANCIAL ASSETS	Receivables and non current financial assets	Trade recievables	Other receivables and current assets	Intercompany financial receivables	Other current financial assets
Fininvest Group Parent Company					
Fininvest S.p.A.	-	9	71	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	-	10	1,598	-	-
Mediaset Investment S.a.r.l.	-	3	-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	43,249	14,849	1,849,363	10,817
Medusa Film S.p.A.	-	18	-	-	-
Medusa Cinema S.p.A.	-	3	-	2,559	-
Medusa Video S.p.A.	-	39	23	-	-
Publitalia '80 S.p.A.	-	65	9,558	-	-
Digitalia '08 S.r.l.	-	-	795	-	-
Medusa Multicinema S.p.A.	-	2	-	-	-
Elettronica Industriale S.p.A.	-	13	6,126	348,590	-
Boing S.p.A.	-	1	126	-	-
Media Shopping S.p.A.	-	1	-	-	-
Mediaset Investimenti S.p.A.	-	8	2	1,117,812	-
Mediacinco Cartera s.l.	-	6	-	-	-
Med Due S.r.l.	-	7	-	70	-
Medaiset Group related companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	-	136	-
Consorzio Campus Multimedia in-formazione	-	-	38	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	-	2	-	-	-
Fininvest Gestione Servizi S.p.A.	-	9	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	-	5	-	-	-
Pagine Italia S.p.A.	-	2	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	29	-	-	-
Il Teatro Manzoni S.p.A.	-	1	81	-	-
A.C. Milan S.p.A.	-	60	-	-	-

(amounts in EUR thousand)

PAYABLES AND FINANCIAL LIABILITIES	Payables and non current financial liabilities	Trade payables	Other payables and current liabilities	Intercompany financial payables	Other current financial liabilities
Fininvest Group Parent Company					
Fininvest S.p.A.	-	319	-	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	-	11	-	46,478	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	516	4,654	-	1,066
Medusa Film S.p.A.	-	24	538	38,189	-
Medusa Video S.p.A.	-	2	-	1,079	-
Publieurope Ltd.	-	-	-	9,253	-
Publitalia '80 S.p.A.	-	3	-	236,550	-
Digitalia '08 S.r.l.	-	43	1,220	926	-
Medusa Multicinema S.p.A.	-	-	154	346	-
Boing S.p.A.	-	-	606	8,078	-
Media Shopping S.p.A.	-	-	525	11,253	-
Mediaset Investimenti S.p.A.	-	-	209	-	-
Mediaset Investment Belgium S.p.r.l.	-	-	-	-	851,608
Med Due S.r.l.	-	-	18	-	-
Tao Due S.r.l.	-	-	-	6,475	-
Nova Films S.r.l.	-	-	-	237	-
Fininvest Group related companies					
Fininvest Gestione Servizi S.p.A.	-	23	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	2	-	-	-
Mondadori Retail S.p.A.	-	53	-	-	-
Banca Mediolanum S.p.A.	-	-	0	-	-
Alba Servizi Aerotrasporti S.p.A.	-	191	-	-	-

(amounts in EUR thousand)

REVENUES AND COSTS	Operating revenues	Operating costs	Financial charges	Financial proceeds	(Charges)/proceeds deriving from investments
Fininvest Group Parent Company					
Fininvest S.p.A.	125	755	-	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	18	36	1,700	-	-
Gestevision Telecinco S.A.	-	75	-	-	-
Mediaset Investment S.a.r.l.	3	-	-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	42,289	2,858	61,896	138,320	221,154
Medusa Film S.p.A.	130	6	1,200	191	-
Medusa Cinema S.p.A.	14	-	-	311	-
Medusa Video S.p.A.	141	1	26	4	-
Publieurope Ltd.	-	-	377	-	-
Publitalia '80 S.p.A.	161	3	9,252	-	87,000
Digitalia '08 S.r.l.	-	38	216	10	-
Medusa Multicinema S.p.A.	9	-	38	1	-
Elettronica Industriale S.p.A.	138	-	-	20,654	-
Boing S.p.A.	1	20	336	-	-
Media Shopping S.p.A.	2	-	852	-	-
Mediaset Investimenti S.p.A.	8	-	-	60,628	-
Mediacinco Cartera s.l.	7	-	-	-	-
Mediaset Investment Belgium S.p.r.l.	-	-	43,731	-	-
Med Due S.r.l.	7	-	-	1	-
Tao Due S.r.l.	-	-	189	-	-
Nova Films S.r.l.	-	-	22	1	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	85	16	-
Consorzio Campus Multimedia In-formazione	1	44	-	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	3	-	-	-	-
European Communication Ltd. (in liq.)	-	32	6	10	-
Fininvest Gestione Servizi S.p.A.	15	107	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	8	-	-	-	-
Pagine Italia S.p.A.	3	-	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	2	-	-	-
Mondadori Retail S.p.A.	-	53	-	-	-
Alba Servizi Aerotrasporti S.p.A.	49	1,168	-	-	-
Il Teatro Manzoni S.p.A.	2	449	-	-	-
A.C. Milan S.p.A.	50	27	-	-	-

Based on the tables above, which show a summary of the values of existing relations, here below is a description of the most significant relations between Mediaset S.p.A. and the Group's companies:

- Granting of a licence for use of the Fininvest trademark by the Fininvest S.p.A. holding company for a total amount of EUR 465 thousand, of which EUR 232 thousand paid during the year;
- Outlay for lease of the buildings by the R.T.I. S.p.A. subsidiary for a total amount of EUR 1,978 thousand, of which EUR 1,765 thousand paid during the year;
- Italian domestic and international charter air transport agreement with the Alba Servizi Aerotrasporti S.p.A. affiliated company for a total amount of EUR 1,149 thousand, of which EUR 960 thousand paid during the year;
- administrative service management by the R.T.I. S.p.A. subsidiary equal to EUR 802 thousand, of which EUR 616 thousand paid during the year;
- Income from television rights leasing contract with the R.T.I. S.p.A. subsidiary for a total annual amount of EUR 13,000 thousand, entirely cashed in during the year;
- Sponsorship agreements for the "*Aperitif in concert*" event with the Il Teatro Manzoni S.p.A. associated company for a total amount of EUR 448 thousand, entirely paid during the year;

- Transfer of the library of the television rights to subsidiary R.T.I. S.p.A. for a total amount of EUR 32,440 thousand, which generated a capital gain equal to EUR 24,422 thousand; the corresponding receivable was cashed in January 2009;
- Opening of a new loan with subsidiary Mediaset Investment Belgium S.p.r.l. for a total notional worth of EUR 850,000 thousand in December 2007 expiring in December 2008, subsequently extended to January 2009, which generated interest due for EUR 43,731 thousand.

In 2008 intercompany relations also included equity transactions which generated dividend inflows from the Publitalia '80 S.p.A. and R.T.I. S.p.A. subsidiaries equal to EUR 87,000 thousand and EUR 221,154 thousand, respectively, which were entirely cashed in by the Company during the year under investigation.

In addition, Mediaset S.p.A. provided centralised financial management services to support intercompany current account operations which generated:

Interest due to the companies listed here below:

- Publitalia '80 S.p.A. EUR 9,252 thousand;
- Videotime S.p.A. EUR 1,700 thousand;
- Media Shopping S.p.A. EUR 852 thousand;
- Digitalia '08 S.r.l. (former Promoservice Italia S.r.l.) EUR 216 thousand;
- Medusa Film S.p.A. EUR 1,200 thousand;
- Boing S.p.A. EUR 336 thousand;
- Medusa Video S.p.A. EUR 26 thousand;
- Publieurope Ltd. EUR 377 thousand;
- Medusa Multicinema S.p.A. EUR 38 thousand;
- Tao Due S.r.l. EUR 189 thousand;
- Nova Films S.r.l. EUR 22 thousand;
- Fascino Produzione Gestione Teatro S.r.l. EUR 85 thousand;

and interest due from the companies listed here below:

- R.T.I. S.p.A. EUR 95,019 thousand;
- Fascino Produzione Gestione Teatro S.r.l. EUR 16 thousand;
- Medusa Film S.p.A. EUR191 thousand;
- Mediaset Investimenti S.p.A. EUR 60,628 thousand;
- Elettronica Industriale S.p.A. EUR 20,654 thousand;
- Medusa Cinema S.p.A. EUR 311 thousand;
- Medusa Video S.p.A. EUR 4 thousand;
- Digitalia '08 S.r.l. (former Promoservice Italia S.r.l.) EUR 10 thousand;
- Med Due S.r.l. EUR 1 thousand;
- Nova Films S.r.l. EUR 1 thousand.

It should be noted that dividends were paid out to the Fininvest S.p.a. holding company for a total amount of EUR 188,210 thousand.

Lastly, pursuant to CONSOB communications n. 1574 of 20 February 1997 and n. 2064231 of 30 September 2003, in 2007 Mediaset S.p.A. bore no costs for advisory services with related parties.

Events occurring after December 31, 2008

No significant events occurred after the closing of the financial year of reference.

Expected developments

- In the first two months of the year gross advertising revenues, both in Italy and Spain, saw a marked fall compared with the same period of the previous year due to a widespread worsening of general economic conditions in the current recessionary phase.
- In Italy the gross advertising revenues on Mediaset networks booked in January a fall of about 12% with reference to the same period of the previous year. Available market data shows that this trend is significatly better then the rest of the advertising market. The figure for February, meanwhile, is expected to be in line with that of January.
- Such conditions make it extremely difficult to make reliable forecasts about the evolution of the economic scenario in the coming months. It is, however, reasonable to presume that consolidated advertising revenues will, on an annual basis, be down on the previous year. The operating and net profit of the Group could, therefore, be lower than the figures for 2008.
- In this general context, the Group confirms its objective of consolidating its "core" markets and market share. While maintaining a strict control on cost and television investments, the company will continue to support its development projects, mainly in Italy, in the pay-TV sector and in preparation for the switch to digital terrestrial.
- Subsidiary Companies will distribute in 2009 dividends that allow to expect a profit for the year in line with the result of the year just closed.

ADDITIONAL INFORMATION

Security document

In compliance with Italian Law Decree n. 196/2003 – Privacy Code – Annex B "Technical provisions in the matter of minimum levels of security (Art. 33-36 of the code)", par. 26 "the Owner declares in the report enclosed with the financial statements that, where applicable, the relevant security document (*Documento programmatico sulla sicurezza, DPS*) was drawn up or updated ".

The Owner responsible for the maintenance and treatment of personal data hereby confirms and declares that, in compliance with Art. 26 of the Technical provisions in the matter of minimum levels of security set out in Italian Law Decree n. 196 of 30 June 2003 and defined as Code in the matter of protection of personal data, the relevant security document (*Documento programmatico sulla sicurezza*, DPS) was appropriately updated. This is a periodic updating, since the document was drawn up in the past in compliance with the law in force (the previous update is dated 8 March 2007).

Said document defines the policies, security standards and procedures adopted by the Company in relation to the treatment of personal data, based on the analysis of the risks related to the same data and the assignment of tasks and responsibilities among the functions using personal data as part of their duties.

Vigilance and control

Your Company implemented Italian Law Decree 231/2001 regarding corporate criminal liability by appointing, in 2003, an in-house "Vigilance and Surveillance Committee". Said Committee, fully autonomously and with the support of corporate functions and, when needed, external consultants, is responsible for monitoring compliance with the Group's applied "Organisation Model", updating it as well as reporting any violations and defaults to the Company's Board of Directors.

Management and coordination

Mediaset S.p.A. is *de facto* controlled by Fininvest S.p.A., since the latter company holds 38.618% of the Company's share capital. On 4 May 2004 Fininvest announced that it would no longer carry out any management and co-ordination activity relative to the same Mediaset, in compliance with Art. 2497 and subsequent amendments and supplements of the Italian Civil Code. The Company acknowledged the Fininvest announcement during the Board meeting of 11 May 2004. The declaration made by Fininvest is corroborated by the fact that Mediaset autonomously defined its strategies and enjoys full autonomy in terms of management, organisation and development of transactions, being completely independent of any management or co-ordination activities exercised by Fininvest. In particular, Fininvest does not impose upon Mediaset any instruction nor does it carry out any activity concerning technical, administrative or financial management in favour of Mediaset and its subsidiaries.

Currently, pursuant to Art. 2497 and subsequent amendments and supplements of the Italian Civil Code, Mediaset S.p.A. manages and co-ordinates the activities of the companies listed below:

- Digitalia '08 S.r.l.;
- Elettronica Industriale S.p.A.;
- Med Due S.r.l.;
- Media Shopping S.p.A.;
- Mediaset Investimenti S.p.A.;
- Medusa Film S.p.A.;
- Medusa Multicinema S.p.A.;
- Medusa Cinema S.p.A.;
- Medusa Video S.p.A.;
- Publitalia '80 S.p.A.;
- R.T.I. S.p.A.;
- Taodue S.r.l.;
- Video Time S.p.A.
- X Content S.r.l. in liquidation.

DIRECTORS' REPORT TO THE SHAREHOLDERS' GENERAL MEETING

A) Financial Statements as at 31 December 2008

1. *Approval of the Financial Statements as at 31 December 2008 and Directors' Report on Operations; presentation of Independent Auditors' Report and Statutory Auditors' Report to the Shareholders' General Meeting; presentation of the Group's Consolidated Financial Statements as at 31 December 2008; Directors' Report on Operations and Independent Auditors' Report.*

   Dear Shareholders,
   we are confident that you approve of the format and criteria adopted for the drawing up of the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes occurred in the Shareholders' net equity and the Notes to these Financial Statements as at 31 December 2008, which we submit for your approval together with our Report on Operations.

2. *Approval of the allocation of operating profit; relevant resolutions*

   Dear Shareholders,
   we invite you to also resolve upon the allocation of the profit for the year, amounting to EUR 342,478,809.80, proposing to pay out a EUR 0.38 dividend per share using the residual profit available of EUR 342,478,809.80 and a portion of the extraordinary reserve.

   For your information, we also point out that based on the number of outstanding shares as at 17 March 2009 (n. 1,181,227,564 shares minus n. 44,825,500 Treasury shares) the pay-out of the aforementioned dividend would comprehensively amount to EUR 431,832,784.32, which would imply the use of the entire operating profit and of a portion of the extraordinary reserve.

B) Appointment of the Board of Directors, establishing in the first place the number of its members and the duration in office; resolution upon their remuneration

3. *Determination of the number of the members of the Board of Directors*
4. *Determination of the duration in office*
5. *Determination of their remuneration*
6. *Appointment of the Board of Directors*

Dear Shareholders,

We herewith remind you that on the occasion of the meeting called for the approval of the financial statements as at 31 December 2008, the mandate assigned to the Board of Directors based on the Ordinary General Meeting resolution dated 20 April 2006 will expire. Hence, we invite you to resolve upon the appointment of the new Board of Directors, establishing in the first place the number of its members and the duration in office, and resolution upon their remuneration.

C) Proposal for the definition of a yearly remuneration plan pursuant to Art. 114-bis of the Consolidated Finance Act

7. Proposal for the definition of a "Stock Option" plan; relevant resolutions

Dear Shareholders,

the Stock Option Plans established in past years by the Company confirmed the effectiveness of the Company's resolution to make use of a loyalty programme addressed to key managers with strategic responsibilities for the attainment of the Group's strategic objectives.

Therefore, the Board believes it necessary to establish a Stock Option Plan for 2009 reserved to directors and employees (executive managers, journalists, heads of units and similar) as well as collaborators of the company and its subsidiaries. This new plan would be based on the same foundations upon which past plans have relied.

This Plan, with a three-year duration, was defined by this Board upon the proposal made by the Company's Remuneration Committe, on 17 March 2009 and includes the granting of option rights for the purchase of Company's stocks on an annual basis.

The number of stocks to be allocated will be determined so that the ordinary shares subject to the exercise of the relevant option rights do not exceed the maximum amount equal to 1% of Mediaset current share capital in the three-year period of reference.

The Board will be responsible for the identification of the beneficiaries of the Plan.

Facilities concerning the purchase of shares pursuant to Art. 2358, paragraph 3, of the Italian Civil Code are not envisaged.

The exercise of the option rights will be subject to the attainment of specific economic and/or financial targets to be defined by this Board.

The stock purchase price will be determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the time span going from the date of granting and the same date in the previous calendar month.

The option rights are personal and cannot be transferred "inter vivos".

This Board shall be responsible for the management of all the necessary actions and activities relative to the implementation of the same Plan.

Pursuant to Art. 84-bis of Consob Regulation n. 11971 of 14 May 1999, as amended by resolution n. 15915 of 3 May 2007, the characteristics of the 2009/2011 Stock Option Plan are described in the relevant Information Document attached hereto and which is integrating part of this Report.

As better detailed in the same Information Document, this Board shall be responsible for the definition of a certain number of aspects relative to the afore-mentioned Plan in accordance with the powers granted to the same Board by the Shareholders' General Meeting called to resolve thereupon and in compliance with the principles that the same Shareholders' General Meeting will establish.

The Company will accordingly advertise the resolutions made by the Board in this respect pursuant to the provisions set out in Art. 84-bis, paragraph 5, of the Issuers Regulation. In particular, Table n.1 attached to Scheme 7 of Annex 3A of the Issuers Regulation will be advertised in such occasion.

It should be noted that the Stock Option plan described in this document is to be considered "of special relevance" pursuant to Art. 114-bis, paragraph 3, of Italian Law Decree 58/1998 and Art. 84-bis, paragraph 2, of the Issuers Regulation.

The Shareholders' Ordinary General Meeting called to resolve upon the approval of the Plan is scheduled on 21 April 2009 (in first call) and, if necessary, on 22 April 2009 (in second call).

Information Document drafted pursuant to Art. 84-bis, paragraph 1, of CONSOB Regulation n. 11971 of 14 May 1999, as subsequently amended and supplemented, relative to Mediaset S.p.A. 2009-2011 Stock Option Plans

Definitions

For the purpose of this Inforamtion Document, the terms listed below must be construed according to the meaning attributed to them as specified hereunder.

Shares/Stocks	Mediaset ordinary shares/stocks.
Remuneration Committee	The Remuneration Committee established from among Board members pursuant to Mediaset S.p.A.'s Code of Ethics.
Board of Directors	Mediaset S.p.A.'s Board of Directors.
Beneficiaries	The persons to whom Stock Options rights are allocated.
Information Document	This document drafted pursuant to and by virtue of article 84-bis, paragraph 1, of the Issuers Regulation.
Group	Mediaset and its subsidiaries pursuant to article 2359 of Italian Civil Code.
IFRS	International Financial Reporting Standard
Mediaset	Mediaset S.p.A.
Options Rights	The option rights, included in a Stock Options Plan, conveying upon the Beneficiaries the right to subscribe Company Shares for a total amount equal to the Options Rights exercised according to the conditions set out in the relevant Stock Options Plan and the relevant documents governing its application.
Plan	The Stock Options Plan for the 2009 – 2011 period submitted to the approval of the Company's Shareholders' General Meeting.
Issuers Regulation	Regulation adopted by Consob through Resolution n. 11971 of 14 May 1999 and subsequent amendments and supplements.
Company	Mediaset S.p.A.
Subsidiary Companies	Companies, both Italian and foreign, controlled by Mediaset pursuant to article 2359 of the Italian Civil Code.
TUF (Consolidated Finance Act)	Italian Law Decree n.58 of 24 February 1998.

Introduction

This Information Document is published for the purpose of providing the Company's Shareholders and the market with general information about the Plan, pursuant to the provisions set out in article 84-bis of the Issuers Regulation.

This Information Document is made available to the public both at Mediaset S.p.A.'s headquarters in via Paleocapa 3 in Milan and in the Company's website www.mediaset.it.

This Information Document was also delivered to Borsa Italiana S.p.A. and to at least two press agencies and it was also concurrently forwarded to Consob.

As better specified in this Information Document, some aspects regarding the Plan will be determined by the Company's Board following to the granting of the relevant powers by the Shareholders' General Meeting called to resolve thereupon and in compliance with the resolutions made by the same Shareholders' General Meeting. The Company will proceed with the requested disclosures to the public regarding the resolutions made by the Board, pursuant to the provisions set forth in article 84-bis, paragraph 5, of the Issuers Regulation. In particular, this will include the publication of Table 1 attached to Scheme 7 of Annex 3A of the Issuers Regulation.

The ordinary Shareholders' General Meeting called to resolve upon the Plan is scheduled on 21 April 2009 in first call, and on 22 April 2009 in second call.

1. <u>Beneficiaries</u>

1.1 Nominal identification of the Beneficiaries, who are members of the Mediaset Board

The Beneficiaries of the Stock Option Plan are the members of the Board of Directors. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.2 Identification of the categories of employees or collaborators of Mediaset and Group companies, which are the Beneficiaries of the Plan

The Plan is also reserved to employees (executive managers, journalists, heads of units and similar), collaborators of Mediaset and its Subsidiaries, as well as directors of Subsidiaries, identified by the Board, who cover strategic positions – in terms of role and responsibility – for the attainment of the Group's strategic objectives. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.3 Nominal identification of the Beneficiaries of the Plan, holding management positions in Mediaset pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

This is not applicable, since the Company has not appointed General Managers.

1.4 Description and numerical indication of the Beneficiaries of the Plan with executive roles, who have regular access to privileged information and have the power to adopt management decisions which may have an impact on the evolution and future prospects of Mediaset, pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

The Board shall also identify those Beneficiaries covering executive positions, who are qualified as "relevant persons" pursuant to the definition provided in Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation.

2. <u>Reasons for the adoption of the Plan</u>

2.1 Objectives

The main objectives of the Plan are summarised here below:

- to involve the Beneficiaries in the attainment of the Company's and Group's targets, by favouring the creation of value for both parties;
- to align Beneficiaries' interest with that of the shareholders, so that the Beneficiaries of the Plan make their own the interest of the shareholders, aiming at maximising the stock value;
- to promote the loyalty of the Group's key resources, by stimulating permanence;
- to protect the Group's competitiveness in the market.

2.2 Key variables and performance indexes

The exercise of the Option rights is subject to the attainment of economic and/or financial performance targets by the Group on an annual basis (like, for instance, ROE and/or ROI and/or Free Cash Flow and/or EBITDA and/or Net profit and/or EBITDA/net debt), as established by the Board.

2.3 *Criteria for the determination of the number of Options to grant*

The number of Options to grant to each Beneficiary or to each uniform category of Beneficiaries will be determined by the Board upon the proposal submitted by the Remuneration Committee, according to the relevant role covered within the Group, the strategic relevance of Beneficiaries and their performance.

2.4 *Reasons underlying the possible option concerning the granting of compensation plans based on financial instruments which are not issued by Mediaset*

Not applicable.

2.5 *Significant tax-related and accounting implications which have had an impact on the definition of the Plan*

No significant tax-related and accounting implications have been identified, which have had an impact on the definition of the Plan.

2.6 *Possible support to the Plan deriving from the special Fund established for the purpose of stimulating employee involvement in enterprises pursuant to the provisions set out in Art. 4, paragraph 112, of Italian Law n.350 of 24 December 2003*

Not applicable.

3. Procedure for the approval and timing for the granting of the Option Rights

3.1 *Powers and functions granted by the Shareholders' General Meeting to the Board in relation to the implementation of the Stock Option Plan*

A proposal will be submitted to Mediaset ordinary Shareholders' General Meeting, called to resolve upon the Stock Option Plan in question, concerning the fact that the latter grants all the necessary powers to the Board for the purpose of implementing the Plan in question in compliance with the principles established by the same Shareholders' General Meeting and as specified in the relevant Information Document.

3.2 *Persons responsible for the management of the Plan*

The body responsible for the management of the Plan is the Company's Board of Directors.

3.3 *Procedures regarding the revision of the Plan*

The procedures for the revision of the plan will be defined in the Plan Regulation which shall be approved by the Board, based on the proposal made by the Remuneration Committee, after the Plan is approved by the ordinary Shareholders' General Meeting called to resolve thereupon.

3.4 *Methods adopted to verify the availability of the stocks and their granting*

The Stocks included in the Stock Option Plan in question will be drawn from the already issued stocks to be purchased pursuant to Art. 2357 and following amendments and supplements of the Italian Civil Code, in the case in which the Company does not intend or cannot draw from those already owned.

3.5 *Role covered by each individual Director in the definition of the characteristics of the Plan*

The process for the definition of the guidelines of the Plan was accomplished collectively and with the support of the Remuneration Committee in terms of provision of proposals and advice, pursuant to the recommendations included in the Corporate Governance Code for listed companies promoted by Borsa Italiana S.p.A. and according to the best practices adopted in the matter.

3.6 *Date for the resolution made by the competent corporate body for the proposal to be submitted to the Shareholders' General Meeting regarding the approval of the Stock Option Plan in question and the possible proposal made by the Remuneration Committee.*

The Board resolution regarding the proposal to be made to the Shareholders' General Meeting in relation to the approval of the Stock Option Plan in question is dated 17 March 2009. The relevant proposal of the Remuneration Committee is dated 10 March 2009.

3.7 *Date for the resolution made by the competent corporate body regarding the granting of the Option rights and the possible proposal made by the Remuneration Committee*

It is envisaged that the resolution concerning the granting of the Option rights be made after the relevant Stock Option Plan is approved by the ordinary Shareholders' General Meeting.

3.8 *Market stock price registered on the dates specified under points 3.6 and 3.7 above*

Here below is a specification of the Company's stock price registered on the dates indicated in the preceding paragraph 3.6:

- stock price on 10 March 2009: EUR 3.2775
- stock price on 17 March 2009: EUR 3.2450

3.9 *Controls implemented by the Company to face potential situations according to which the date established for the granting of the Option rights or for the resolutions to be made in the matter by the Remuneration Committee coincides with the disclosures regarding relevant information pursuant to Art. 114, paragraph 1, of Italian Law Decree n. 58 of 24 February 1998.*

In consideration of the fact that the Option rights can be exercised only if specific targets of performance are reached, any disclosure of privileged information in coincidence with the granting of the Options rights related hereto, is irrelevant due to the fact that Beneficiaries will not be in a position to exercise the Option rights allocated to them at that time. Therefore, the Board did not believe it necessary to include any additional control measure aimed at averting the risk of misuse of privileged information.

4. Characteristics of the Option rights

4.1 *Structure of the Stock Option Plan*

The Stock Option Plan includes flat-out allocation of personal option rights, which cannot be transferred and be made available between living people, regarding the purchase of a corresponding number of Mediaset regular enjoyment ordinary stocks, subject to any corrective actions that will be implemented in those circumstances and under those conditions identified in the relevant Plan Regulation, which shall be approved by the Board, based upon the proposal submitted by the Remuneration Committee, after the same Plan is approved by the ordinary Shareholders' General Meeting convened to resolve thereupon.

4.2 *Duration*

The duration of the Stock Option Plan in question refers to the three-year 2009/2011 period. The exercise of the option rights is subject to the occurrence of specific conditions specified in the preceding paragraph 2.2. The satisfaction of the relevant requirements will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.3 *Term*

In the event in which the requirements established for the Stock Option Plan in question are met, the exercise of the option rights and the subsequent purchase of the stocks by the Beneficiaries are exclusively admitted in one single solution in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.4 *Maximum number of Option rights subject to allocation*

The maximum total number of Stocks underlying the Option rights subject to allocation cannot exceed 1% of the Company's share capital as at the date of approval of the relevant Plan Regulation by the Board. Each Option grants the right to purchase one Share. Therefore, by way of example and taking the Company's share capital as at the date of the

Information Document into account, the maximum total number of option rights subject to allocation amounts to approximately 11,812,275.

4.5 *Methods and clauses regarding the implementation of the Plan*

The Plan is subject to the conditions for its exercise specified in the preceding paragraph 2.2, which may be differentiated according to the Beneficiary or the category of Beneficiaries entitled thereto based on their role covered within the Group, the strategic importance of the same and their performance. The satisfaction of the requirements established for the Stock Option Plan in question will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.6 *Restrictions linked to the availability of Option rights and Stocks*

The Option rights hereunder are personal, they cannot be transferred "intervivos" and made available and they cannot be subject to liens or guarantees in favour of the Company or third parties. Each Beneficiary is given the faculty to unilaterally and irrevocably waive the option rights allocated.

4.7 *Possible termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks*

Any termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks, are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.8 *Effects deriving from the termination of the labour contract relation*

The effects deriving from the termination of office or of the labour contract relation are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.9 *Specification of any other causes that may imply the cancellation of the Stock Option Plan*

For the reasons described above, no clauses have been included regarding the inclusion of possible causes that may lead to the cancellation of the Stock Option Plan.

4.10 *Motivations relative to the possible inclusion of a provision regarding the redemption of the Option rights and/or the Stocks*

No redemption clause for the Option rights and/or the Stocks has been envisaged by the Company.

4.11 *Possible loans or other facilities for the purchase of the Stocks*

The underwriting of Stocks is entirely to the charge of the relevant Beneficiaries, since no facility has been envisaged in this respect.

4.12 *Valuations of the expected charge pending on Mediaset as at the date of granting of the Option rights*

For the time being it is not possible to foresee the charge pending on Mediaset, because neither the total number of the Beneficiaries has been identified yet, nor the total number of Option rights which will be granted following to the relevant allocation. The total financial charge deriving from the Stock Option Plan in question will be determined based upon the provisions required by accounting principle IFRS 2.

4.13 *Possible diluted effects deriving from the Stock Option Plan*

Not applicable, since the Plan is entirely covered by Treasury shares.

4.14 Possible limitations regarding the exercise of the voting right and the assignment of assets rights linked to the Stocks

Not applicable.

4.15 Information concerning Stocks which are not traded in regulated stock markets

Not applicable.

4.16 Number of Stocks underlying each Option right

Each Option gives the right to one Mediaset regular enjoyment ordinary share.

4.17 Expiry of the Option rights

Option rights which have not been exercised within the deadline established for the Stock Option Plan, as specified in the preceding paragraph 4.3, immediately and automatically lapse, without that any right to indemnity or reimbursement is acknowledged to any Beneficiary.

4.18 Methods, timing and clauses governing the exercise of the Option rights

Following to the verification of the attainment of the performance targets to which the Plan is subject, the Option rights included in the Plan can be only and exclusively exercised, in one single solution, in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.19 Price for the exercise of the Option rights

The stock purchase price will be determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the time span going from the date of granting and the same date of the previous calendar month.

4.20 Reasons justifying a possible difference between the price for the exercise of the Option rights and the market price

Not applicable.

4.21 Criteria justifying different prices for the exercise of the Option rights between different Beneficiaries

Not applicable.

4.22 Specification of the value ascribable to any financial instruments underlying the Option rights (other than Stocks), which are not traded in regulated stock markets

Not applicable.

4.23 Criteria envisaged to make the necessary adjustments following to extraordinary capital transactions and other transactions that imply a change in the number of underlying Stocks

The criteria envisaged to make the necessary adjustments following to extraordinary capital transactions are established in the relevant Plan Regulation approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.24 Summary table of currently existing Stock Option Plans

Here below is a summary table of the currently existing Stock Option Plans that the Shareholders' General Meeting has already approved and that the Company's Board has implemented.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

		FIELD 2							
		Option grant							
		Section 1 Option rights relative to currently existing stock option plans approved by preceding resolutions made by the Shareholders' General Meeting							
Name or category	Title (include only in case of nominal specification)	Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted which cannot be exercised yet	Number of financial instruments underlying the options which can be exercised, but which have not been exercised yet	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiry date
2004									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	170,000	spoc* 22/06/2004	9.07	9.378	22/06/2009
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	150,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	-	110,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Employees	-	16/04/2003	Option rights on Mediaset ordinary shares	-	2,735,000	spoc 22/06/2004	9.07	9.378	22/06/2009

Notes

* "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2005									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	340,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	300,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	–	220,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Employees	–	16/04/2003	Option rights on Mediaset ordinary shares	–	2,664,500	spoc* 22/06/2005	9.60	9.759	22/06/2011

Notes

* "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2007									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	–	rc** 21/06/2007 bod** 28/06/2007	7.87	7.616	28/06/2013
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employees	–	20/04/2006	Option rights on Mediaset ordinary shares	1,750,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 17/07/2007	7.73	7.653	17/07/2013

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued Corporate Governance Code promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

2008									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	–	rc** 20/06/2008 bod** 23/06/2008	4.86	4.337	23/06/2014
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	1,910,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

* * * *

Dear Shareholders,

in relation to the foregoing, we invite You to make the following resolutions:

"After having verified the necessity to promote the implementation of a Stock Option Plan for the purpose of increasing employee loyalty and making the beneficiaries of the Plan increasingly involved in the value creation for the Company, the Shareholders' General Meeting following to the report made by the Board.

resolves

1. to approve the establishment of a Stock Option Plan on the Company's Treasury shares with a duration of three years starting from 2009, reserved to directors and employees (executive managers, journalists, heads of units and similar) and to collaborators of the Company and its subsidiaries. The beneficiaries will be identified by the Board among key resources having strategic responsibility in relation to the attainment of the Group's strategic objectives. The Stock Option Plan will include the characteristics described above;
2. to vest the Board with the power of managing the 2009/2011 Stock Option Plan, including all the necessary powers regarding the identification of the relevant beneficiaries, the establishment of the performance-linked targets, the allocation of the option rights and the implementation of the stock option plan under all the aspects envisaged, in full compliance with the principles above illustrated. The Board will draft a Plan Regulation governing the implementation of the same Stock Option Plan."

D) *Mandate to the Board of Directors to effect a buy-back and to utilise Treasury shares*

8. Mandate to the Board of Directors to effect a buy-back and to utilise Treasury, also to sustain the company's "StockOption" plans; relevant resolutions

Dear Shareholders,

we herewith remind you that with the approval of these financial statements closed at 31 December 2008, the Board's power to acquire Treasury shares lapses.

We would recommend to renew the afore-mentioned power in order to pursue, in the Company's interest, the objectives provided for in the applicable law provisions, including:

a) the availability of shares to be assigned to 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans participants;

b) the carrying out of trading, hedging and arbitrage operations;

c) the carrying out of cash investment operations.

The Board of Directors believes it necessary to inform the Shareholders that it does not intend to submit to the Shareholders' General Meeting any proposal for the cancellation of the Treasury shares until their corresponding value reaches 10%.

Repurchase operations will comply with the provisions set out in Art. 2357 and subsequent changes and supplements of the Italian Civil Code, Art. 132 of Italian Law Decree n.58/98, Art. 144-bis of Consob Regulation regarding the implementation of the afore-mentioned Italian Law Decree n.58 of 24 February 1998, in the matter of application of the Issuers Regulation ("Issuers Regulation") as well as any other applicable law provisions, including those contained in 2003/6 Directive and the relevant national and EU norms.

To date the Company's share capital is EUR 614,238,333.28, divided into n. 1,181,227,564 ordinary shares, and as at 17 March 2009 Your Company owns n. 44,825,500 Treasury shares, equal to 3.795% of the share capital. The companies directly controlled by Mediaset do not own any share of the holding company.

As a result, we submit for Your approval the proposal to grant the Company's Board of Directors the power to purchase, also by means of options and financial instruments, including derivatives on the stocks owned by Mediaset, ordinary Treasury shares having a nominal value of EUR 0.52 each (equal to 10% of the current share capital) up to a maximum of n. 118,122,756 shares, in compliance with the law, in one or more transactions, until the approval of the financial statements as at 31 December 2009 and, in any case, for a period of time not longer than 18 months from the date of the resolution in this matter made by the Shareholders' General Meeting. The above specified amount is allocated for in the available fund provisions entered in the last approved financial statements.

Purchase transactions will be carried out as follows:

i) purchases regarding the implementation of the 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Issuers Regulation at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company;

ii) any other purchase shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Issuers Regulation at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company.

In compliance with and pursuant to Art. 2357-ter of the Italian Civil Code, we also herewith invite you to confirm the Board of Directors' powers so that, fully complying with the law

provisions and regulations from time to time applicable as well as the Italian Stock Exchange regulations and any community directive in this matter, it may:

a) assign Treasury shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, to the plan participants as a result of the exercise by the same of the options relative to the purchase of said shares, for which the same participants were eligible. The price, the terms and conditions for the performance of this operation are included in the regulations attached to each of the 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans. The power envisioned in this point is limited in time in accordance with the terms established in the relevant stock option plans;

b) assign the shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, according to the following alternative methods:

    i) by means of cash operations. In this case, the sale is carried out in the stock market and/or in the free market at a price not lower than 90% of the stock reference price registered in the Stock Exchange trading session of the day preceding each single operation;

    ii) by means of exchange, carter, conveyance or any other disposal operations in the context of industrial projects or extraordinary financial operations. In this case, the financial conditions for the operation of disposal, including the valuation of the shares subject to exchange, shall be determined by independent experts, given the nature and the characteristics of the operation and also in consideration of the Mediaset listed stock price trend.

The power regarding point b) above is granted for a period of not more than 18 months from the date of the relevant Shareholders' resolution.

For the Board of Directors

The Chairman

ANNEX

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

Introduction

In March 2000 the Board of Directors of Mediaset S.p.A. decided to adopt the provisions of the Corporate Governance Code for listed companies. The company has continued since then to align its corporate governance system with Italian and international best practices, the recommendations of the Corporate Governance Code promoted by Borsa Italiana and the new legislation introduced by company law reform, keeping the shareholders and the market informed in this regard in its Annual Report on Corporate Governance.

1. CORPORATE GOVERNANCE SYSTEM

Mediaset has adopted the traditional administration and control system.

The **General Shareholders' Meeting**, duly convened, is the corporate body which expresses the wishes of the shareholders through its resolutions. Traditionally it appoints the Chairman. Resolutions passed in compliance with the law and the By-Laws are binding on all shareholders, including those absent or not in agreement.

The **Board of Directors** is endowed with the fullest powers of administration for the pursuit of the company's objectives. Elected every three years by the General Meeting, it generally appoints a Deputy Chairman, a Managing Director and an Executive Committee and determines their powers and those of the Chairman.

The **Executive Committee**, the **Remuneration Committee,** the **Internal Control Committee** and the **Governance Committee** are bodies established by the Board from among its members. While the Executive Committee is charged with important functions regarding the management of the Company and the Group, the other Committees' functions are strictly advisory and consultative.

The **Remuneration Committee** expresses opinions and makes non-binding proposals to the Board of Directors regarding the remuneration of directors who hold particular offices in Mediaset S.p.A ., the general criteria of remuneration for executive managers of the Mediaset Group and stock option plans.

The **Internal Control Committee** assists the Board of Directors in performing the duties attributed to same by the Corporate Governance Code in respect of the internal control system.

The **Governance Committee** assesses the Code of Ethics adopted by the Company, which includes the principles that relate to corporate governance, presents proposals, where necessary, and provides the Board with support in evaluating the continued compliance of the independent Directors with the criteria of independence.

Finally, the **Board of Statutory Auditors** supervises compliance with the law and the By-Laws and has management control functions. The Board of Statutory Auditors is not liable for auditing, as the latter function is entrusted with an independent **Auditing Firm,** registered with the relevant special register, representing the external auditing body. The Independent Auditors are responsible for auditing that the company's accounts are properly kept during the year and that corporate events are correctly reflected in the Company's accounts. The Independent Auditors also verify that the corporate and consolidated financial statements correspond to the accounting entries and audits performed and that the same accounting documents are compliant with the applicable regulations.

The functions and method of operation of the corporate bodies are governed by law, by the Company's By-Laws and by the resolutions of the competent bodies.

The Company By-Laws are available for consultation in Italian and translated into English at the registered offices of the Company or on the corporate website at:
www.mediaset.it (/investor/governance/statuto_en.shtml).

2. INFORMATION ON THE OWNERSHIP STRUCTURE (ART. 123-BIS OF THE CONSOLIDATED FINANCE ACT)*

* The information provided in the present Report is given as per the specified order (letters a)-m)) of art. 123-bis of the Consolidation Finance Act , as amended by art. 5 of Italian Law Decree n. 173 of 3 November 2008. It should be noted that art. 123-bis of the Consolidation Finance Act was amended by the abovementioned art. 5 of Italian Law Decree 173/2008, and the relevant provisions will apply to the reports referring to financial years starting after the date in which the Decree goes into effect (21.11.2008).

a) Share capital structure

Mediaset S.p.A. has a fully-paid up and subscribed share capital of EUR 614,238,333.28.

	N° of sahres	% on shre capital	Listed	Rights and obligations
Ordinary shares	1,181,227,564 (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company By-Laws

The company did not issue any other financial instrument granting the right to subscribe newly-issued shares.

The company does not envisage any stock option incentive plan that would require an increase, even on a free basis, of the share capital.

b) Restrictions on share transfer

Pursuant to the Company's By-Laws, shares are registered, joint and freely transferable, unless otherwise prescribed by regulations concerning the representation, legitimization and circulation of the equity investment foreseen for stocks traded in the regulated markets.

c) Principal shareholdings

As at 17 March 2009, according to the information received also pursuant to Art. 120 of the Consolidated Finance Act, the principal shareholders in Mediaset S.p.A. (**) are the following:

Declarant	Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Berlusconi Silvio	Fininvest S.p.A.	**38.618**
Barclays Global Investors UK Holdings Ltd	Barclays Global Investors NA	3.382
	Barclays Global Investors Ltd.	1.110
	Barclays Global Fund Advisors	0.431
	Barclays Global Investors (Deutschland) AG	0.089
	Total	**5.012**
Capital Research and Management Company	Capital Research and Management Company	**4.920**
Mackenzie Cundill Investment Management Ltd.	Mackenzie Cundill Investment Management Ltd.	**3.441**
Abu Dhabi Investment Authority	Abu Dhabi Investment Authority	**2.042**

** Moreover, in the Consob website it is also specified that Silchester International Investors ltd is a principal shareholder holding a 2.017% stake in the ordinary capital stock and in the voting stock.

As of the same date, Mediaset S.p.A. holds n. 44,825,500 of its Treasury shares, equal to 3.795% of the company's stock capital, regulated by the conditions set forth in Art. 2357-ter of the Italian Civil Code.

d) Preferred or special stock

No preferred stock or stock that confer special control rights have been issued.

e) Employee stockholdings: mechanism for exercising voting rights

There is no mechanism for exercising voting rights.

f) Restrictions on voting rights

Insofar as it is a financial intermediary registered in the special section of the general registry as mandated by Art. 113 of Italian Law Decree 385/1993 and subsequent amendments (Consolidated Banking Act) pursuant to the provisions set out in Art. 108 of Consolidated Banking Act and in Art. 1 of the Ministerial Decree (Ministry of the Treasury) n. 517/1998, any stockholder holding more than 5% of the stock capital in shares conferring voting rights may not exercise voting rights for the shares exceeding said percentage unless he meets the credit requirements specified therein. The same requisites are applied to anyone, regardless of the size of the shareholding owned, who controls the company as described in Art. 23 of the Consolidated Banking Act. In this case, voting rights are suspended for the entire shareholding.

g) Agreements between shareholders

The company is not responsible for agreements between shareholders pursuant to Art. 122 of the Consolidated Finance Act.

h) Provisions regarding change of control

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter h) of the Consolidated Finance Act.

i) Mandates Directors' indemnity in case of resignations, dismissal or contract termination following to public purchase offer

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter i) of the Consolidated Finance Act.

l) Appointment and replacement of directors and amendments of the Company's By-Laws

The company has adopted a traditional system of governance. The Board of Directors is appointed by the General Meeting from the names present on the nomination lists. For the appointment and replacement of directors the provisions set out in Art. 17 and the following of the Company's By-Laws apply. Pursuant to Art. 15, par. 2 and Art. 23, par. 3 of the Company's By-Laws and subject to the approval of the Extraordinary General Meeting, which is empowered to pass binding resolutions regarding the matter, the Board of Directors is responsible for the implementation of the resolutions adopted regarding mergers and spin-offs in the cases specified in Art. 2505, 2505-bis and 2506-ter of the Italian Civil Code, the establishment or shutting down of branches, the specification of the names of the Directors who officially represent the Company, and the reduction of the capital in case of withdrawal and the adaptation of the Company's By-Laws to

comply with enacted regulations. The Company's By-Laws is available for consultation in the Company's website:
www.mediaset.it (/investor/governance/statuto_en.shtml).

m) Proxies for capital increases and authorisations for the re-purchase of Treasury Shares

There are no proxies for capital increases pursuant to Art. 2443 of the Italian Civil Code, or for the issuance of share-based financial instruments.

On 16 April 2008, the Shareholders' General Meeting conferred upon the Board of Directors the power to purchase, also through the sale of options or financial instruments and derivatives of Mediaset stock, up to a maximum amount of n. 118,122,756 and therefore within the confines of the law, of its own common stock at the nominal value of EUR 0.52 each (equal to 10% of the current stock capital), in one or more transactions, until ratification of the financial statements as at 31 December 2008 and in any case for a period not longer than 18 months from the date of the General Meeting's resolution. The above-indicated amount is covered by the reserves available as specified in the most recently regularly ratified financial statements.

Acquisitions are carried out as follows:

i) acquisitions necessary for the implementation of the stock option plans of 2003/2005 and 2006/2008 must be carried out on the stock exchange of listing, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company;

ii) any possible additional acquisitions must be carried out on the stock exchange where the shares are listed, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company.

Acquisition operations shall be carried out in compliance with Art. 2357 and following of the Italian Civil Code, Art. 132 of Italian Law Decree 58/98, Art. 144-bis of Consob regulation applying the provisions of Italian Law Decree n.58 of 24 February 1998, concerning the regulations of issuers ("Issuers Regulation") and in compliance with any other applicable regulation, including the provisions established in Directive 2003/6 and the relevant EU and national implementation regulations.

As of the end of the fiscal year, on 31.12.2008, the Company's stock portfolio included 44,825,500 Treasury Shares.

3. COMPLIANCE

After having examined and approved the contents of the proposal for updating the Company's Code of Ethics, drafted by the Committee for Governance, the Board of Directors on 1° March 2007, basically in line with the Corporate Governance Code promoted by Borsa Italiana, and in consideration of the applicable regulatory framework and the organisational structure of the Mediaset Group, approved the updating of the Mediaset S.p.A. Code of Ethics, ratifying the principles contained in the Corporate Governance Code issued by Borsa Italiana in March 2006.

The subsidiary Gestevision Telecinco S.A., listed on the Madrid, Barcelona, Bilbao and Valencia exchange and the Spanish telematic market, as well as its subsidiaries, is subject to Spanish law and the Spanish system of corporate governance.

4. MANAGEMENT AND COORDINATION ACTIVITIES

Mediaset S.p.A. is subject to the de facto control of Fininvest S.p.A. in that said company owns 38.618 % of the company's shares. On 4 May 2004 Fininvest notified Mediaset that it would not carry out management and coordinating activities involving Mediaset itself, pursuant to art. 2497 and subsequent amendments and supplements of the Italian Civil Code. The Company acknowledged the communication served by Fininvest in the Board meeting of 11 May 2004. The declarations made by Fininvest are confirmed by the fact that Mediaset defines its strategic objectives independently and is fully autonomous in terms of management, organisational structure and business relations, not being subject to any management-related or coordination activity from Fininvest regarding its business activities. In particular, Fininvest does not give Mediaset orders, nor does it carry out technical, administrative or financial support activities in favour of Mediaset or its subsidiaries.

Pursuant to article 2497 bis and the following of the Italian Civil Code, Mediaset S.p.A. carries on management and coordination activities with regard to the following group subsidiaries: R.T.I. S.p.A., Publitalia '80 S.p.A., Digitalia 08 (formerly Promoservice Italia) S.r.l., Elettronica Industriale S.p.A., Video Time S.p.A., Media Shopping S.p.A., Mediaset Investimenti S.p.A., Medusa Film S.p.A., Medusa Cinema S.p.A., Medusa Multicinema S.p.A., Medusa Video S.p.A., X Content S.r.l. in liquidation, Med Due S.r.l. and TaoDue S.r.l..

5. BOARD OF DIRECTORS

5.1. MEMBERS

As stated in the By-Laws: "... *The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected. The members of the Board of Directors shall be appointed by the Shareholders' General Meeting on the basis of lists presented by shareholders. Lists may only be presented by members or groups of members representing at least 2.5% of the share capital, including shares with voting rights at the ordinary Shareholders' General Meeting, or any different percentage established from time to time by the applicable law and which will be stated from time to time in the notice of convocation of the Shareholders' General Meeting called to resolve upon the appointment of the Board.Each list must include and clearly identify at least two candidates who may be classified as independent pursuant to the law in force.*

Lists, accompanied by the candidates' professional résumés,including a complete description of their personal and professional qualifications and their eventual satisfaction of the requirements of independence pursuant to the applicable temporary norms, must be signed by the stockholders who present the lists and must be deposited at the company's registered offices at least 15 (fifteen) days prior to the date set for the first call of Shareholders' General Meeting. Upon submission of the lists, the details regarding the identity of the members who presented it must be specified along with the relevant percentage stake they hold and a certification released by a regularly authorised intermediary confirming their title thereto.

Shareholders other than those holding, also jointly, a control stake or a relative majority stake must also present a certification confirming that they do not have any relations with the candidates pursuant to law provisions. Within the same term, candidates are supposed to file confirmation of their acceptance and declare, under their own responsibility, that they are not subject to any causes that violate the requirements established by law in relation to eligibility and compatibility and that they satisfy all the requirements possibly established by the law in force and by the enacted regulations for Board members. Jointly with each individual list, also the additional information requested by the currently enacted laws, which will be specified in the relevant notice of convocation, must be deposited within the same term.

The Board of Directors is composed of 14 directors appointed on 20 April 2006, holding office until the date of the Shareholders' General Meeting called to resolve upon the approval of the financial statements as at 31 December 2008. The Board comprises six executive directors and eight non-executive directors, of whom four are independent.

Directors accept their office when they believe that they can devote the necessary time to diligently perform their duties, also in consideration of the number of offices held as director or auditor in other listed companies in regulated markets (including foreign markets), as well as in holding companies, banks, insurance companies or large-sized companies. Also in relation to the provisions set out in the Company's Code of Ethics and based on the information provided by those involved, the table below includes details regarding additional information about Board members and the list of offices they hold in the aforementioned companies as at 17 March 2009, excluding those held in Mediaset S.p.A.'s subsidiaries and associated companies.

Board of Directors

Table 1

Name	Office	In office since	List	Exec.	Non exec.	Ind.	Ind. TUF	% Board of Dir.	Other offices
Fedele Confalonieri	Chairman	20.04.2006	M	/				100	
Pier Silvio Berlusconi	Director	20.04.2006	M	/				62.5	2
	Vice Chairman	21.04.2006							
Giuliano Adreani	Director	20.04.2006	M	/				87.5	
	Managing Director	21.04.2006							
Marina Berlusconi	Director	20.04.2006	M		/			62.5	3
Pasquale Cannatelli	Director	20.04.2006	M		/			100	3
Paolo Andrea Colombo	Director	20.04.2006	M		/	/	/	87.5	4
Mauro Crippa	Director	20.04.2006	M	/				100	
Bruno Ermolli	Director	20.04.2006	M		/			87.5	3
Luigi Fausti	Director	20.04.2006	M		/	/	/	75	
Marco Giordani	Director	20.04.2006	M	/				100	
Alfredo Messina	Director	20.04.2006	M		/			100	4
Gina Nieri	Director	20.04.2006	M	/				100	
Carlo Secchi	Director	20.04.2006	M		/	/	/	100	7
Attilio Ventura	Director	20.04.2006	M		/	/	/	100	

Key

List: indicate M/m according to whether a director was elected from the majority or a minority list.

Exec.: tick if director can be qualified as an executive director.

Non-exec.: tick if director can be qualified as a non-executive director.

Ind.: tick if director can be qualified as an independent director according to the criteria established in the Company's Code of Ethics.

Ind. TUF: tick if a director satisfies the requirements concerning independence as established by Art. 148, paragraph 3, of the Consolidated Finance Act (TUF).

% Board: specify director's attendance (%) in Board meetings (the percentage of meetings attended out of the total number of Board meetings held during the financial year or after appointment).

Other offices: total number of offices held in other listed companies in regulated markets (including foreign markets), as well as in holding companies, banks, insurance companies or large-sized companies, with the exclusion of those offices held in Mediaset S.p.A.'s subsidiaries and associated companies.

In accordance with the provisions set out in the Company's Code of Ethics and based on the information provided by those involved, the table below includes detailed supplementary information regarding Committee members.

Committees

Table 2

Name	Office	Executive Committee	%	Governance Committee	%	Remuneration Committee	%	Internal Control Committee	%
Fedele Confalonieri	Chairman	C	100						
Pier Silvio Berlusconi	Vice Chairman	M	75						
Giuliano Adreani	Managing Director	M	100						
Nieri Gina	Director	M	100						
Luigi Fausti	Director			M	100			C	100
Alfredo Messina	Director							M	90
Carlo Secchi	Director							M	100
Bruno Ermolli	Director					C	100		
Paolo Andrea Colombo	Director			M	75	M	100		
Attilio Ventura	Director			C	100	M	100		

Key

EC: specify C/M if chairman/member of the Executive Committee.

% EC: specify director's attendance (%) in the meetings of the Executive Committee (the percentage of meetings attended out of the total number of executive committee meetings held during the financial year or after appointment).

GC: specify C/M if chairman/member of the Governance Committee.

% GC: specify director's attendance (%) in meetings of the Governance Committee (the percentage of meetings attended out of the total number of Governance Committee meetings held during the financial year or after appointment).

RC: specify C/M if chairman/member of the Remuneration Committee.

%RC: specify director's attendance (%) in meetings of the Remuneration Committee (the percentage of meetings attended out of the total number of Remuneration Committee meetings held during the financial year or after appointment).

ICC: specify C/M if chairman/member of the Internal Control Committee.

% ICC: specify director's attendance (%) in meetings of the Internal Control Committee (the percentage of meetings attended out of the total number of Internal Control Committee meetings held during the financial year or after appointment).

Below are brief summaries of the personal and professional résumés of each Director. Directors' individual résumés are available for consultation on the corporate website www.mediaset.it (Investor Center/Governance/assemblea degli azionisti/2006/ CVs of candidates to the Board of Directors).

FEDELE CONFALONIERI - *Born in Milan on 6 August 1937, Fedele Confalonieri graduated in law at the Statale University of Milan. He is member of the Executive Committee and Council of Confindustria and Assolombarda. He is Chairman of the Associazione Televisioni Nazionali [National Television Association] in the framework of the Federazione Radio Televisioni [Radio and Television Federation]. He is also member of the Executive Committee of Assonime, the Association grouping Italian joint stock companies. He is Board member of "Il Giornale" Italian daily newspaper. Lastly, he is Board member of Gestevision Telecinco SA.*

PIER SILVIO BERLUSCONI - *Born in Milan on 28 April 1969. He began his professional career in 1992 in the marketing office of Publitalia and then moved to the Italia 1 television network. In November*

1996 he was appointed coordination manager for programme scheduling and programmes for all the Mediaset networks. In 1999 he was appointed R.T.I. Content Deputy General Manager. Since April 2000 he is Mediaset Group Deputy Chairman, Chairman and Managing Director of R.T.I. and Med Due S.r.l.. He is also Board member in the following companies: Fininvest S.p.A., Gestevision Telecinco S.A., Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. and Publitalia '80 S.p.A..

GIULIANO ADREANI - *Born in Rome on 27 August 1942. He is Managing Director of Mediaset S.p.A., Chairman and Managing Director of Publitalia '80 S.p.A., Chairman of Digitalia 08 S.r.l., Board member in R.T.I., Gestevision Telecinco S.A., Medusa Film S.p.A., Auditel, Board member and Deputy Chairman of Publiespana, member of the Executive Committee of the Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. . In 2003 he was appointed "Cavaliere del Lavoro" by the President of the Italian Republic. From 1962 to 1994, the year during which he joined the Mediaset Group, he worked at Sipra, an advertising concession company of Rai. In that company he was responsible for all the commercial and creative communication sectors concerning daily newspapers, magazines, radio and television. In 1991 he was appointed General Manager of the same company.*

MARINA BERLUSCONI - *Born in Milan on 10 August 1966. She joined the company at a very early age, being always involved in business management and development of the Group's economic and financial strategies.In July 1996 she was appointed Deputy Chairman of Fininvest S.p.A., a position she held until October 2005, when she became Chairman of the holding company. Since February 2003 she is Chairman of Arnoldo Mondadori Editore S.p.A. She is Board member of Mediobanca S.p.A..*

PASQUALE CANNATELLI - *Born in Sorianello (Cz) on 8 September 1947. He graduated in Business Administration at the Cattolica University of Milan. He started his career in 1972 at Rank Xerox. In 1985 he joined Farmitalia Carlo Erba as Group Controller. He moved to Alitalia as Head of Finance and then also as Controller. He returned to Farmitalia covering the position of Head of Finance, Administration and Control of the Erbamont Group. In July 1997 he was appointed Board member in Mediaset S.p.A. and Central Director of planning and control. Since May 2003 he is Managing Director of Fininvest S.p.A. He is Board member in Arnolodo Mondadori Editore S.p.A., Mediolanum S.p.A. and AC Milan S.p.A..*

PAOLO ANDREA COLOMBO - *Born in Milan on 12 April 1960. He graduated in Business Administration at the Bocconi University of Milan. He is certified accountant and auditor. He is Board member in Eni S.p.A., Carlo Tassara S.p.A., Chief Statutory Auditor in Aviva Vita S.p.A., Interbanca S.p.A., GE Corporate Financial Services Italia S.r.l., Ceresio Sim and Statutory Adutor in Sirti S.p.A., Angelo Moratti SapA and Credit Agricole Assicurazioni Italia Holding S.p.A..*

MAURO CRIPPA - *Born in Rome on 26 April 1959. He is a professional journalist. He is also Board member of Società Europea Editrice de "Il Giornale" (since 1998), RTI S.p.A. (since 1999) and Class CNBC S.p.A. (since 2000). In 1987 he was appointed Head of the Corporate and Product Press Office of Arnoldo Mondadori Editore S.p.A. In 1994 he joined the Fininvest Group as Head of Media Relations. In 1996 he was appointed Central Director of Communication and Media Relations of Mediaset. Since 2007 he is Information General Manager of R.T.I. S.p.A..*

BRUNO ERMOLLI - *Born in Varese on 6 March 1939. He has been an entrepreneur for more than thirty years providing Professional Services for Management and Organisation Consulting. He teaches courses and seminars for entrepreneurs and managers. He is frequently contacted for collaboration*

purposes with the Italian government in relation to his expertise in Public Management and Organisation of the Public Administration. From 1985 to 1989 he was President of the Federazione Nazionale del Terziario Avanzato [National Federation of the Advanced Service Sector]. From 1980 to 1982 he was President of the Associazione Nazionale delle Società di Consulenza di Direzione ed Organizzazione [National Association of Management and Organisation Consulting Companies]. In 1970 he established Sin&rgetica where he still covers the position of CEO. Sin&rgetica is one of Italy's leading company in the provision of advisory services Private Companies, Banks, Insurance Companies, Public Entities and Public Administrations. He was appointed "Cavaliere del lavoro" by the President of the Italian Republic. Currently, he is Deputy Chairman of Fondazione Teatro alla Scala, Board member of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and Fininvest S.p.A..

LUIGI FAUSTI - *Born in Ancona in 1929. He studied classics at the C. Tacito high school in Terni and law at the University of Rome. He joined Banca Commerciale Italiana as a clerk in 1947 and worked there uninterruptedly for 51 years covering different positions at various levels in several offices scattered throughout Italy. In 1984 he moved to the Bank's headquarters, holding responsibility for the entire Bank's Loan Department as Central Co-Director and, from 1987, as Central Director and "supervisor" of the same department. In May 1990 he was appointed Managing Director. In April 1994 he was appointed Deputy Chairman and Managing Director. In June 1996 he received an honorary degree in Business Administration from the University o, Naples. In April 1997 he was appointed Chairman. In 1999 he was elected HonoraryChairman, a post he resigned in June of the same year following to disagreements over the Bank's strategies.*

MARCO GIORDANI - *Born in Milan on 30 November 1961. He graduated in Business Administration at the Bocconi University of Milan. In 2000 he was appointed Chief Financial Officer of the Mediaset Group. He is Board member of Gestevision Telecinco S.A., Publitalia '80 S.p.A., Med Due S.r.l., Edam Acquisition Holding I Cooperatief U.A. and Medusa Film S.p.A. and Managing Director of R.T.I. S.p.A.. From 1998 to 2000 he worked at IFIL as Equity Control Manager.He was then appointed Board member and member of the Executive Committee of LA RINASCENTE S.p.A. as well as Board member of S.I.B. (Società Italiana Bricolage). In 1991 he was appointed Head of Finance of RINASCENTE GROUP, becoming Chief Financial Officer in 1997. In 1989 he joined the Rinascente Group as Manager of Operations and Board member of COMFACTOR S.p.A. In 1985 he began his professional career in the Audit Department at the UNILEVER ITALIA and then as Head of Administration at QUEST S.p.A..*

ALFREDO MESSINA - *Born in Colleferro (Rome) on 8 September 1935. After graduating in Business Administration, he developed his professional career in various companies holding a series of administrative posts. He worked as Production Group Controller at Olivetti and as Central Manager, Administration, Finance, Planning and Control at Alitalia. In 1989 he joined IRI as Central Manager, Planning and Control. In January 1990 he joined Fininvest S.p.A. as General Manager and in 1996 he was appointed Managing Director for the Group's administration and control, holding a supervision function over Large-Scale Retail, Insurance and Financial Products. Currently, he is Acting Deputy Chairman of Mediolanum S.p.A., Chairman of Mediolanum Assicurazioni S.p.A. and Mediolanum Vita S.p.A.. He is Board member of Gestevision Telecinco SA and Molmed S.p.A..*

GINA NIERI - *Born in Lucca on 2 December 1953. She graduated in Political Sciences at the University of Pisa, specialising in Journalism and Mass Communication at the LUISS university in Rome. She has been working in the commercial television sector since 1977, the year during which she acted as General*

Secretary at FIEL, Italy's first association of "free" broadcasters. She then moved to FRT (Federazione Radio Televisione – Radio Television Federation) acting as Director until 1990, when she joined the FININVEST GROUP as Head of Communications with Business Associations. Since 28 April 1999 she is Board member of R.T.I. S.p.A. She is also member of the Council of Assolombarda and invited member of the Executive Committee. Since 20 May 2003 she is member of the Council of Confindustria. Since 21 June 2004 she is Deputy Chairman of the Campus Multimedia Consortium (a consortium set up by Mediaset and the Libera Università di Lingue e Comunicazioni IULM). Currently, she is Head of Institutional, Legal Affairs and Strategic Analysis at Mediaset and Deputy Chairman of R.T.I. S.p.A..

CARLO SECCHI - *Born on 4 February 1944. He is professor of European Economic Policies at the Bocconi university of Milan, for which he acted as Dean from 2000 to 2004. He is Director of the Istituto di Studi Latino Americani e dei Paesi in Transizione. He was member of the European Parliament during the IV legislature (1994-1999), during which he was appointed deputy chairman of the Economic and Monetary Committee. He was member of the Senate of the Italian Republic during the XXII legislature (1994-1996). He is member of the executive committees of Foundations and technical-scientific Institutes, including the Scientific Committee of IReR (Lombardy regional research institute). He is Deputy Chairman of ISPI (International policy study institute, Milan), Chairman of the Italian group of the Trilateral Commission. Currently he is Board member in several Italian companies: Veneranda Fabbrica del Duomo and Fondazione Teatro alla Scala. He is Board member of TEM (Tangenziali Esterne di Milano) S.p.A., Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A., Sviluppo del Mediterraneo S.p.A. and Centrale Finanziaria Generale. He is Chairman of Quantica SGR. He is author of books and numerous articles on international commerce and economy, economic integration and European issues.*

ATTILIO VENTURA - *Born on 6 February 1936. He graduated in Business Administration at the Cattolica University of Milan. He attended a Master course of Economics and Finance at the Seton Hall University of South Orange (US) and a specialisation course at Merrill Lynch, New York. Foreign Exchange Broker since 1967 and member of the Executive Committee of the Foreign Exchange Brokers since 1981. From 1985-1988 he was Deputy Chairman of the Borse Valori Executive Committee. From 1988 to 1992 he was Chairman of the Borse Valori Executive Committee and from 1992 to 1995 he was Borse Valori Board Chairman. From 1996 to 1998 he was Board member of Banca Nazionale del Lavoro S.p.A. From 2004 to date, he is Deputy Chairman of the "Fondazione Aretè" of the San Raffaele Hospital of Milan. Currently, he is Board member Aedes s.g.r. and Ceresio Sim.*

The companies Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A. belong to the Fininvest Group, which Mediaset is also part of.

Maximum number of offices held in other companies

Pursuant to article 1.4 of the Company's Code of Ethics, for the purpose of issuing its orientation about the maximum number of offices held as director or auditor in other listed companies, holding companies, banks, insurance companies and large-sized companies, that are considered compatible with the diligent performance of the duties entailed in the position of Mediaset director, the Board of Directors establishes general criteria, differentiating them according to the relevant role (executive or non-executive or independent),

nature and size of the companies, plus whether or not the companies belong to the Mediaset group and, lastly, whether the same directors are also members of the committees appointed from among Board members.

In this respect, based on the information received from each individual Director or other information in its possession, the Board of Directors verifies - on an annual basis - the offices held as director and/or auditor by the directors in the afore-mentioned companies and publishes them in the Annual Report on Corporate Governance.

Before accepting the office, all company directors are committed to assessing in advance their readiness to devote the necessary time to the diligent performance of their duties, considering also the relevant responsibilities and the number of offices held as director and/or auditor in other listed companies in regulated markets (including foreign markets), holding companies, banks, insurance companies or large-sized companies.

Based on the proposal made by the Governance Committee, the Board meeting of 11 March 2008 resolved to adopt the following orientation regarding the maximum number of offices:

- an executive director should not be:
    I. an executive director in another listed company (in the Italian market or in foreign markets) and/or in a holding company, bank, insurance company or large-sized company (shareholders' equity exceeding Euro 10 billion) and
    II. a non-executive director or auditor - or member of another control body - in more than five listed companies (in the Italian market or in foreign markets), and/or in holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion);
- a non-executive director should not be:
    I. an executive director in more than three listed companies (in the Italian market or in foreign markets), and/ or in holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion) or a non-executive director or auditor - or member of another control body - in more than five listed companies (in the Italian market or in foreign markets) and/or holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion), or
    II. a non-executive director or auditor - or member of another control body - in more than ten listed companies (in the Italian market or in foreign markets), holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion).

The offices held in Mediaset or in other Mediaset Group companies are not taken into account for the purpose above.

In the event in which the afore-mentioned limits are exceeded, directors are committed to promptly inform the Board, which will assess the situation in the light of the Company's interest, inviting the director to make the appropriate decisions.

The Board orientation will be implemented upon renewal of the appointment of the Board, whose mandate expires concurrently with the approval of the 2008 Financial Statements.

In view of the appointment of a new Board, the current outgoing Board wishes that the company shareholders consider the need not to reduce the quality level of the mix of skills that is necessary to rely on a well balanced Board, that includes different professionals who know the company in terms of organisation and business, and who, therefore, can contribute with their managerial expertise and/or specific business knowledge to the decision-making process. It is also recommended to maintain the ratio currently existing in the Board between independent and non-independent directors (based on the requirements established in the Company's Code of Ethics), specifically considering the amount of time that any director can effectively dedicate to the Board. The time dedicated by each director for the accomplishment of the relevant duties must also be valued considering the orientation expressed by the Board in relation to the maximum number of offices held in other companies. Lastly, it is also recommended that the same criteria are adopted governing the orientation to be kept by the company, the composition of the Board and, in particular, in relation to the newly appointed Directors and, specifically, the independent directors, in order to provide them with the possibility of understanding, from the moment they hold office, the business in which the company operates and, hence, diligently performing their duties.

The Board requires that candidates for the position of independent directors meet the independence requirements established by article 3 of the Company's Code of Ethics in addition to those established by law.

5.2. ROLE OF THE BOARD OF DIRECTORS

The Board of Directors is the collegiate body which governs the company. It plays a key role in the company organisation, performing the functions and holding the responsibilities inherent to providing the strategic and organisational orientation, as well as verifying the availability of the necessary controls to monitor the performance of the company and the Group. The system adopted for the delegation of powers ensures the Board of Directors' central role in the framework of business and corporate organisation.

In the company By-Laws the following is established: "*The Board of Directors shall have all the powers of ordinary and extraordinary management of the company. The Board may grant powers to one or more of its members, including those qualified also as Managing Director, subject to the provisions set out in Article 23 of the company's By-Laws, which provides that the following powers shall remain exclusive competence of the Board:*

- *the stipulation of any contract or legally-binding relationship whatsoever between the company and any shareholder holding 5% or more of the company's share capital (or any company belonging to the same group of the shareholder, i.e. any of the company's controlled subsidiaries, any holding company or controlling partners and any subsidiary company controlled by the latter) for a total amount exceeding €13,000,000.00;*
- *the stipulation of any contract or legally-binding relationship whatsoever for a total amount exceeding €130,000,000.00;*

– *the issuing of non-convertible bonds pursuant to the restrictions set out in Article 2412 of the Italian Civil Code and up to a maximum of €300,000,000.00, subject to the fact that any issue exceeding the afore-mentioned maximum amount must be resolved upon by an Extraordinary Shareholders' General Meeting."*

The Board may appoint one or more Deputy Chairmen and grant all or part of its powers to one or more of its members, including those qualified also as Managing Director, subject to the provisions set out in article 2381 of the Italian Civil Code and article 23 of the Company's By-Laws. It may also appoint an Executive Committee, to which powers may be granted, except for those reserved by law to the Board.

In addition, the Board may establish other committees, also comprising members who are not board members, establishing their duties, powers and compensation, if due, as well as composition and operation.

The activities accomplished by the delegated committees are subject to reporting to the Board on the occasion of the Board meetings. The Board meets regularly as required by law and according to a working schedule. It is organised and operates in order to guarantee an effective and efficient performance of its functions.

In 2008 the Board of Directors met eight times. The average duration of each meeting was approximately 2 hours. Directors' attendance (%) in Board meetings is reported in the previous table 1 of this Report.

In 2009 four Board meetings have been scheduled for the approval of the relevant interim accounts. To date, two Board meetings have already been held. After the appointment of the new Board by the Shareholders' General Meeting, the newly appointed Board shall proceed with the making of all the appropriate resolutions.

Pursuant to Mediaset Code of Ethics, in 2008 the Board performed the activities it is entitled to and responsible for. These activities will continue in 2009, and specifically relate to the following:

- scrutiny and approval of the strategic, operating and financial plans of the company and the group, the corporate governance of the company and the structure of the group;
- valuation of the appropriateness of the organisational, administrative and accounting structure of the company with particular reference to the internal control system and the management of conflicts of interest; this valuation, which proved successful, was supported by a special report, drafted by the delegated bodies, illustrating the different operating and control structures implemented by the company;
- identification of subsidiaries having strategic relevance in terms of size and business reach with concurrent valuation of the appropriateness of the organisational, administrative and accounting structure of the same subsidiaries with particular reference to the internal control system and the management of conflicts of interest; also this valuation on the subsidiaries having strategic relevance proved successful and was supported by a special report, drafted by the delegated bodies, illustrating the different operating and control structures implemented by the same subsidiaries;

- positive valuation of the general performance of the company, with special attention paid to the information received from the Executive Committee, the Chairman, the Deputy Chairman, the Managing Director and the Internal Control Committee with verification of actual results against budget results on a regular basis;
- scrutiny and early approval of transactions having strategic, economic or financial relevance for the Company, its subsidiaries and, specifically, those with related parties. The general criteria for the definition of "relevant transactions" are specified in chapter 13 below;
- valuation of the internal control system regarded as adequate, fully operating and effective during the Board of 17 March 2009, following to the periodic reports received by the persons responsible for the monitoring of the internal control system and by the Internal Control Committee itself.

Board's self- assessment

Being close to office expiry and in consideration of the positive experience of past years, the Board believed it necessary, also for 2008, to proceed with the performance of a self-assessment test regarding its size, composition and operation as well as the size, composition and operation of its Committees, based on the same self-assessment criteria adopted in the past. The Board meeting of 30 September 2008 was entirely dedicated to this item and, as usual, the Board empowered the Governance Committee with the drafting of the topics and issues to be discussed.

Compared to past board reviews (2006 and 2007), the Board and its members received a positive valuation, though room for further improvement was also identified. This allowed to identify specific actions aimed at making the organisation more effective and the Board operation more efficient through the organisation of structured meetings with the management and also through an update on the evolution of the international scenario specifically targeting the media sector.

In the meeting of 16 December 2008, the Board performed a thorough analysis of the issues raised by the Governance Committee and gave a positive overall assessment of the Board and its Committees, confirming the satisfaction of the Board members for the results attained.

In particular, in 2008, the Board managed to adequately face the different projects that have characterised the financial year of reference and constantly played a key role in the corporate organisation framework. The Board is responsible for all the strategic, legal, organisational and administrative aspects, as well as the verification of the availability of the necessary controls to monitor the performance of the company and the group.

The atmosphere within the Board was constructive and positive and this also led to an open and transparent dialogue in full respect of the contribution provided by each single director, aiming at pursuing decisions based on a broad consensus. The Board decision-making process was based on prompt and effective information flows corroborated by timely reports. The presence of the Chief Financial Officer in the Board and his constant updates, as well as the presence of executive managers for the discussion of specific issues, provided qualified and exhaustive information. Directors were provided with all the necessary documents in due advance to allow them to prepare themselves to the discussion of the relevant items. The management has always been available for the provision of any additional information relative to the items subject to discussion.

5.3. CORPORATE OFFICERS

Chairman

The Chairman is traditionally appointed by the Shareholders' General Meeting. The Shareholders' General Meeting of 20 April 2006 confirmed Fedele Confalonieri as Chairman of the company.

In the meeting of 21 April 2006, the Board granted its Chairman all ordinary and extraordinary administrative powers up to a maximum amount of EUR 13,000,000.00 by single transaction, with the exception of the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws. Pursuant to the Company's By-Laws, the Company is represented by the Chairman of the Board.

Board members are committed to know the duties and responsibilities inherent to their offices. The Chairman is responsible for making the Board constantly updated on the main legal and regulatory modifications and supplements that affect the company, also in collaboration with the Head of Corporate Affairs and the Board Secretary.

The Chairman coordinates the work of the Board and chairs Board meetings. The Chairman, or any person in authority, is responsible for the convocation of the Board. Board meetings are convened based on the assumptions that all directors have been given the possibility of gaining full knowledge about the items on the agenda and gather useful information to constructively participate in the Board proceedings. For this purpose directors are provided with information on the items on the agenda in due advance prior to the Board meeting.

Vice Chairman

In the meeting of 21 April 2006, the Board confirmed Pier Silvio Berlusconi as Vice Chairman, granting him, by resolutions on 21 April 2006 and 8 May 2007, all ordinary and extraordinary administrative powers up to a maximum amount of EUR 10,000,000.00 by single transaction, and in any case excluding the granting of loans and the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws. Pursuant to the Company's By-Laws, the Company is represented by the Vice Chairman.

The Vice Chairman represents the Company in the case of the Chairman's absence or impediment. The replacement of the Chairman by the Vice Chairman for representation purposes should per se be regarded as evidence of the Chairman's absence or impediment and relieves third parties from any liability and verification obligation.

Managing Director

In the meeting of 21 April 2006 the Board confirmed Giuliano Adreani as Managing Director, granting him ordinary administrative powers up to a maximum amount of EUR 5,000,000.00 by single transaction, and in any case excluding the granting of loans and the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws, and those relating to the Chairman.

Pursuant to the Company's By-Laws, the Company is represented by the Managing Director.

Executive Committee

In the meeting of 21 April 2006 the Board appointed an Executive Committee composed of four members, who will remain in office for the period of office of the Board of Directors, and, specifically, these are: Fedele Confalonieri, Chairman; Pier Silvio Berlusconi, Deputy Chairman; Giuliano Adreani, Managing Director, being appointed by right pursuant to the Company's By-Laws, and Gina Nieri, Director.

The Board granted the Executive Committee all ordinary and extraordinary administrative powers up to a maximum amount of EUR 130,000,000.00 by single transaction, and in any case excluding the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws.

In 2008 the Executive Committee met eight times. The average duration of the meetings was approximately one hour. Directors' attendance (%) in the Committee's meetings is specified in the previous table 2 of this Report. Eight meetings are scheduled in 2009. One meeting has already been held.

***

Information to the Board

The directors are provided with information regarding the items on the agenda in due advance prior to board meetings. In any case, during board meetings all the items on the agenda are thoroughly presented, analysed and discussed to give directors the possibility of making a knowing decision.

For this purpose, directors' meetings are periodically organised with special reference to the independent directors, with the management of Mediaset and its subsidiaries, in order to provide them with a general overview of the structure of the Group as a whole and a broad understanding of its business. The above is intended to put them in a position to effectively perform their functions.

Delegated activities are constantly reported to the Board and the Statutory Auditors by the relevant delegated committees pursuant to the criteria established by article 1 of the Company's Code of Ethics attached hereto, article 20 of the Company's By-Laws and the provisions of current legislation.

During the first board meeting, the Chairman, Deputy Chairman, Managing Director, Executive Committee, Directors with special powers and, more in general, the delegated committees, report to the Board Directors and the Statutory Auditors about the state of completion of the projects entrusted to them and the activities included in their duties. In the Company's By-Laws it is established that: "*the Board and the Statutory Auditors are periodically informed, at least on a quarterly basis, by the board's delegated committees and subsidiary officers about the company's general performance, future foreseeable developments as well as on the most significant transactions from an economic and financial viewpoint and any transaction in which directors themselves may have an interest, on their own account or through third parties, or that is subject to the influence of any person, if any, that is in a position to exercise control and coordination activities over the company. For reasons of urgency or necessity, this information may also be provided through written reports*".

5.4. OTHER EXECUTIVE DIRECTORS

In addition to the Chairman, Vice Chairman and Managing Director, the following three executive directors are also members of the Board:

- Mauro Crippa - General Information Manager, R.T.I. S.p.A.;
- Marco Giordani - Chief Financial Officer, Mediaset S.p.A., and Managing Director, R.T.I. S.p.A.;
- Gina Nieri - Division Manager, Institutional and Legal Affairs and Strategic Analysis, Mediaset S.p.A. and Vice Chairman, R.T.I. S.p.A.

5.4 BIS. NON-EXECUTIVE DIRECTORS

Non-executive directors provide their contribution through their specific skills in the business and in the board discussions and also provide their contribution, as institutionally required, in the making and in the adoption of resolutions compliant with the company's interest.

5.5. INDEPENDENT DIRECTORS

The Board valuates the independence of its non-executive members by focusing on the substance rather than the form. Directors are not generally regarded as independent in the cases described below, including without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, holding companies or third parties, or are in a position to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or dominant influence over the company;

b) if they are, or have been in the preceding three fiscal years a significant representative of the company, one of its subsidiary with strategic relevance or a jointly controlled company, or an entity that, jointly with others or through a shareholders' agreement, controls the company or is in a position to exercise dominant influence over the same company;

c) if they, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or a consulting firm), have or have had in the preceding fiscal year a significant commercial, financial or professional relation: with the company, one of its subsidiaries, or any of its significant representatives; with a person who, jointly with others or through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives; or are, or have been in the preceding three fiscal years, an employee of the afore-mentioned entities;

d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional compensation with respect to the "fixed" emolument of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;

e) if they have been directors of the company for more than nine years in the last twelve years;

f) if they are directors in a subsidiary company;

g) if they are executive directors in another company in which an executive director of the company is a director;

h) if they are shareholders or directors of a company or of a legal entity belonging to the same network as the company entrusted with the company's auditing activities;

i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purpose of the foregoing, "relevant persons" in the company are: the legal representative, the Board Chairman, the executive directors and executive managers with strategic responsibilities in the relevant company.

With specific reference to competences, the Board believed it necessary to adopt additional criteria, assuming that the independent directors are required to have sufficient knowledge of the economic and business environment in which the company operates. Moreover, it would be preferable that they possess competences accrued in similar markets and/or sectors, such as for example:

- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or, in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

The Board periodically assesses the satisfaction of the independence requirements of the directors, also with the support of the Governance Committee.

Mediaset S.p.A. Board includes four independent directors who meet the independence requirements established by article 148 of the Consolidated Finance Act and those indicated above referring to the Company's Code of Ethics.

Each independent director is committed to promptly inform the Board about any defaulting situations in terms of compliance with the independence requirements.

The Governance Committee supported the Board in the assessment of the independence requirements of the Directors over time. These were in fact confirmed in the Board Meeting of 23 June 2008. In the meeting of 30 September 2008, the Statutory Auditors verified that the procedures and the criteria adopted by the Board to ascertain directors' independence requirements were correct.

The number and the skills of the independent directors are adequate in relation to the Board composition and the business activities pursued by Mediaset. In addition, they allow for the establishment of committees from among Board members, which will be described in detail in this report.

In order to enable the independent directors to perform their duties effectively, in addition to the Chairman's activities ensuring that the Board as a whole is constantly kept up to date on the main legislative and regulatory amendments and supplements introduced over time that affect the company, targeted meetings of the independent directors are periodically organised with the top management of Mediaset and its subsidiaries in order to provide a general overview of the structure of the Group as a whole and a better understanding about its business activities. Statutory Auditors, too, participate in these initiatives. The independent directors, assisted by the Board Secretary, participated in various activities aimed at increasing their understanding and knowledge about corporate events and facts, including, without limitation business, organisation, technology and the market. In 2008, the independent directors continued their activity of in-depth analysis of the group. In the meeting of 14 July 2008, the independent directors discussed with the top management of Medusa Film, a subsidiary company acquired in July 2007, topics regarding the relevant acquisition procedure, the management and exploitation of film rights, the main competitors in the market and the geographical distribution, and the sales figures of Medusa theatres; with the top management of Digitalia '08, an advertising concession company operating on the digital terrestrial platform, they discussed topics regarding the initiatives, content and, in brief, the current sales figures of the Group's digital business with particular reference to Mediaset Premium, the digital terrestrial platform of Mediaset and Internet.

In September the independent directors met the top management of Gestevision Telecinco S.A., a Spanish subsidiary based in Madrid and listed on the Madrid Stock Exchange, to discuss the organisation of the company and the business in which the Spanish leading commercial television broadcaster is currently operating also in the light of the changed regulatory framework in the country.

The independent directors met once without the other directors on 14 July 2008. During the meeting the independent directors analysed the Group's main economics; monitored the Board's Self-Assessment process; learned about developments in legislation and the regulatory framework of reference and examined the strategic aspects and critical issues. The manifest participation of the parties involved and the satisfactory level of quality and quantity of the information supplied allowed the independent directors to further increase their knowledge about the Group, enabling them to also increasingly knowingly contribute as directors and expressed a favourable opinion about the Group's management. The Board of Directors was informed about the positive outcome of the meeting.

5.6. LEAD INDEPENDENT DIRECTOR

The Board decided not to opt for the recommendation of Borsa Italiana to appoint a "lead independent director" as it considers that the current corporate governance structure ensures both ongoing flows of information to all directors, both executive and non-executive, independent and non-independent, and also ample active involvement in the Company's management.

6. USE OF CONFIDENTIAL INFORMATION

Privileged information

During 2006, the Board approved of the review of the Mediaset Group "Management and disclosure of privileged information" policy, governing the internal management and disclosure to the public of privileged information, and proceeded with the development of a Company's "Register of persons having access to privileged information" (Insider Registry) subject to ongoing updating activities, pursuant to article 115-bis of Italian Law Decree 58 of 24 February 1998.

This guideline had been previously examined by Mediaset S.p.A. Internal Control Committee which gave its opinion in favour for the relevant adoption.

The afore-mentioned guideline applies to members of the corporate bodies and employees of Mediaset S.p.A. and its subsidiaries, who have access to privileged and/or relevant information except for the listed company Gestevision Telecinco S.A. and its subsidiaries, in consideration of the fact that Gestevision Telecinco is committed to keep its own Insider Registry to fulfil its disclosure obligations with respect to privileged information vis-à-vis the Spanish market and in compliance with the from time to time applicable law regulations.

Pursuant to the Company's Code of Ethics attached hereto, the Chairman, the Deputy Chairman and the

Managing Director are committed to collaborate in order to ensure the correct management of corporate information.

Mediaset directors and statutory auditors and, in general, all the parties falling within the category referred to in the previously mentioned guideline are committed to regard all the documents and information and, specifically, relevant and privileged information, acquired in the accomplishment of the relevant duties as strictly confidential.

Disclosures to the competent authorities and the market must be performed pursuant to currently applicable law provisions, fully observing provisions concerning information parity and those established in the guidelines above described.

The company proceeded with the dissemination of the afore-described procedure to the employees of the company and its subsidiaries.

Upon the request made by the Board, the Mediaset S.p.A. Chief Financial Officer is charged with the ongoing monitoring of the implementation and updating of the afore-mentioned guideline, also in the light of the best practices adopted in the field and for the purpose of ascertaining its effectiveness. The Chief Financial Officer periodically reports to Mediaset S.p.A. Internal Control Committee and the Statutory Auditors in this respect.

In compliance with the law in force, the company established the Registry of the persons, who have access to relevant and/or privileged information concerning the company and its subsidiaries (Insider Registry) as a consequence of the accomplishment of their duties or in correlation with their functions within the company.

Moreover, the company has also identified a Person Responsible for the updating and conservation of the Insider Registry in Mediaset S.p.A. Corporate Affairs.

The establishment, management and updating of the Insider Registry are governed by the corporate "Management and disclosure of privileged information" policy.

Internal dealing

On 1 April 2006 the internal dealing rules adopted by Mediaset S.p.A. through its Code of Ethics issued in November 2002, were replaced by new regulations, which introduced a legal obligation of disclosure to the public and Consob of all the transactions performed by the relevant persons and by the persons closely related to them involving financial instruments issued by the company.

The company adopted the afore-mentioned obligations and specifically:

- identified the Person Responsible for the collection, management and disclosure of communications to the market. In the Mediaset Group this function is performed by Mediaset S.p.A. Corporate Affairs, which was previously also in charge of the Company's preceding Code of Ethics;
- identified, also in the light of the clarifications provided by Consob in its Circular Letter DME/6027054 of 28 March 2006 in the matter of understanding the meaning of the term "relevant", those relevant subsidiaries whose equity book value exceeds 50% of Mediaset S.p.A. assets, as reported in the most recently approved financial statements;
- established a procedure aimed at directly monitoring the corresponding relevant value of its subsidiaries and identified those persons in charge of providing the relevant disclosures from among its executive managers;
- informed the persons concerned about this and the obligations correlated thereto.

In compliance with Consob recommendation as per its Circular Letter dated March 2006, the company has created a special section in its website (www.mediaset.it) dedicated to "Internal Dealing" (investor/governance/internaldealing_en.shtml/).

7. COMMITTEES WITHIN THE BOARD

The Board may establish committees composed of members who are not board directors. The Board establishes their duties, powers and compensation, if any, in addition to their composition and operation. Committees with members who are not board directors only have an advisory function.

In 2006, the Board set up two additional advisory committees from among its members: the Governance Committee and the Remuneration Committee, in addition to the previously established Internal Control Committee.

The Committees report to the Board. Each Committee develops a calendar of meetings for the current year.

Committees established and operating within the Board comply with the criteria set forth in article 6 of Mediaset Code of Ethics (composition, drafting of the minutes, business information flows, access to outside consultants, attendance of non-members in meetings upon request made by the Committee with specific reference to single items on the agenda). The Committees have adopted their own operating rules.

In 2007, the Board of Directors provided individual Committees with sufficient financial resources for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

7.BIS GOVERNANCE COMMITTEE

The Governance Committee was established on 21 April 2006 and comprises three non-executive, independent Directors holding office for the same period of validity of the Board, and specifically:

Attilio Ventura	Chairman – Independent Director
Paolo Andrea Colombo	Independent Director
Luigi Fausti	Independent Director

In 2008, the Governance Committee met four times. The Directors' attendance (%) in Committee's meetings is reported in the previous table 2 of this Report.

Committee meetings were attended, in general, by the Chief Statutory Auditor or any other Statutory Auditor as well as, upon the Committee's Secretary request, the heads of the specific corporate functions and external advisors invited to expand on particular issues.

Functions

The Board entrusted the Governance Committee with the tasks specified in the Company's Code of Ethics, and, specifically, Corporate Governance is responsible for:

- the assessment of the Company's Code of Ethics, containing corporate governance principles that the Board follows in the accomplishment of its functions, and formulation of possible proposals;
- the adoption of the instructions given and requests made by the Board with particular reference to the reviews of Company's Code of Ethics;
- supporting the Board in the assessment of the ongoing availability of the requirements of independence requested from the independent directors.

In 2008 the Committee carried out the activities pertaining to its sphere of competence, which continued in 2009, and, specifically, it:

- supported the Board in the decision-making process regarding the maximum number of offices that a director or statutory auditor may hold in other companies;
- examined the "Directors' Report on Corporate Governance" relative to the 2007 financial year;
- constantly monitored the implementation of the Company's Code of Ethics adopted in March 2007;
- assisted the Board in the annual assessment of the availability of the requirements of independence requested from its directors;
- developed the issues to be included in the Board self-assessment test;
- examined the "Directors' Report on Corporate Governance" relative to the 2008 financial year;
- supported the Board in the decision-making process regarding the applicability of the provisions set out in the Company's Code of Ethics to the newly acquired companies. Such provisions, in fact, include, among others, the identification of subsidiaries having a strategic relevance in terms of size and business reach.

The Committee adopted its own operating rules and minutes were taken of all of its meetings. The Head of Corporate Affairs chairs the committee meetings acting as Committee Secretary. The Secretary, in agreement with the Committee's Chairman, is responsible for forwarding all the documents available that can be of support for the discussion of the items on the agenda, to all Corporate Governance Committee members prior to the relevant meetings.

In the meeting of 1 March 2007, the Board resolved upon providing the Corporate Governance Committee with financial resources amounting to EUR 100 thousand for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

8. APPOINTMENT COMMITTEE

The Board opted for not establishing any Appointment Committee from among its members in consideration of the fact that the Company's By-Laws already include a provision regarding the presentation of lists of candidates to be appointed Directors and Statutory Auditors in the Board.

9. REMUNERATION COMMITTEE

The Remuneration Committee was established on 21 April 2006 and comprises three non-executive Directors, the majority of whom is independent, holding office for the same period of validity of the Board, and specifically:

Bruno Ermolli	Chairman – Non executive Director
Paolo Andrea Colombo	Independent Director
Attilio Ventura	Independent Director

No one of the directors concerned attended the meetings of the Remuneration Committee, during which proposals were made to the Board in relation to compensation-related items.

In 2008 the Remuneration Committee met once. Directors' attendance (%) in the Committee's meetings is reported in the previous table 2 of this Report.

The Chief Statutory Auditor attended the meeting and appointed a secretary, who also chaired the meeting.

Functions

The Board entrusted the Remuneration Committee with the tasks specified in the Company's Code of Ethics. Specifically, the Remuneration Committee is responsible for submitting proposals to the Board and for the carrying out of periodic assessments in relation to the following aspects:

- emoluments acknowledged to directors holding specific positions in Mediaset SpA, including the provision that part of their compensation be linked to the Company's financial performance and attainment of other specific targets;
- general remuneration criteria applicable to Mediaset Group executive managers (fixed/variable portion, MBO reference parameters, assessment and regulation criteria for emoluments/compensation relative to offices held in other Group companies);

– criteria, categories of beneficiaries, amount, terms, conditions and methods of application of corporate stock option plans.

In relation to the afore-mentioned tasks and based on the instructions provided by the Board, in 2008, the Remuneration Committee drafted a proposal concerning the allocation of the option rights for the year 2008, that relate to the 2006/2008 Stock Option Plan, including the identification of the categories of beneficiaries, areas of operation and total number of option rights subject to allocation, broken down by brackets.

The Remuneration Committee adopted its own operating rules and minutes were taken of all of its meetings.

In the meeting of 1 March 2007, the Boardresolved upon providing the Remuneration Committee with financial resources amounting to EUR 200 thousand for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

10. DIRECTORS' COMPENSATION

Directors' compensation is fixed at a sufficient level to attract, retain and motivate directors having those professional skills that are deemed necessary for the successful management of the company.

Executive directors' compensation is calculated in order to make their interest be aligned with the pursuit of the shareholder value creation primary focus in the medium-long term.

Directors' compensation is shown below as well as in Table 1 of the Explanatory Notes to the Company's financial statements.

Table I

Compensation to Directors and Statutory Auditors, General Managers and Executive Managers with strategic responsibilities (*)

Full name	Position held in Mediaset. S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (4)	Emoluments at the office	Benefits in kind	Bonus and other incentives	Other Remunerations
Confalonieri Fedele (2)	Chairman of the Board	01.01.2008 - 31.12.2008	31.12.2008	1,548,000.00	10,041.81		1,978,824.94
Berlusconi Pier Silvio (2)	Deputy Chairman	01.01.2008 - 31.12.2008	31.12.2008	1,027,000.00	1,651.89		425,896.19
Adreani Giuliano (2)	Managing Director	01.01.2008 - 31.12.2008	31.12.2008	531,000.00	7,228.32		2,496,019.14
Berlusconi Marina	Director	01.01.2008 - 31.12.2008	31.12.2008	21,000.00			
Cannatelli Pasquale (3)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00			
Colombo Paolo Andrea	Director	01.01.2008 - 31.12.2008	31.12.2008	27,000.00			
Crippa Mauro (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,439.32	150,000.00 (5) 50,000.00 (6)	573,480.18
Ermolli Bruno	Director	01.01.2008 - 31.12.2008	31.12.2008	24,500.00			
Fausti Luigi	Director	01.01.2008 - 31.12.2008	31.12.2008	41,000.00			
Giordani Marco (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,894.92	250,000.00 (5) 150,000.00 (6)	799,819.25
Messina Alfredo (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	33,000.00			84,000.00
Nieri Gina (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	32,000.00	4,750.29	200,000.00 (5) 100,000.00 (6)	644,130.83
Secchi Carlo	Director	01.01.2008 - 31.12.2008	31.12.2008	34,000.00			
Ventura Attilio	Director	01.01.2008 - 31.12.2008	31.12.2008	31,000.00			
Giussani Alberto	Chairman of the Board of Statutory Auditors	16.04.2008 - 31.12.2008	31.12.2010	62,000.00			
Bianchi Martini Silvio	Statutory Auditor	16.04.2008 - 31.12.2008	31.12.2010	41,333.33			
Giampaolo Francesco Antonio (2)	Chairman of the Board of Statutory Auditors	01.01.2008 - 16.04.2008		31,000.00			113,258.72
Perotta Riccardo (2)	Statutory Auditor	01.01.2008 - 16.04.2008		20,666.67			17,175.00
Vittadini Francesco (2)	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010	62,000.00			137,374.77

(*) *Managers with strategic responsibilities in Mediaset S.p.A. are Company Directors.*

(1) *The fees specified exclusively refer to the period in which office is held.*

(2) *Other responsibilities held in subsidiary companies as per table below.*

(3) *For this responsibility, the fee is directly paid to the company.*

(4) *The members of the Board of Directors hold office until the financial statements as at 31.12.2008 are approved and the members of the Board of Statutory Auditors hold office until the financial statements as at 31.12.2010 are approved.*

(5) *The exact sum, that will be established and delivered after the approval of the financial statements, will be consequent to the achievement of the objectives to which it was correlated.*

(6) *Bonus relating to FY 2007 paid in FY 2008.*

The compensation acknowledged to non-executive directors is proportional to their commitment, including also their possible participation in one or more committees.

On 20 April 2006 the Shareholders' General Meeting resolved upon the annual gross amount to be paid to the Board equal to EUR 232,000.00 and divided as follows:

- EUR 24,000.00 to the Board Chairman;
- EUR 16,000.00 to each Board member.

the possibility of drawing partial amounts during the year was also granted to them.

The same Shareholders' General Meeting resolved upon a gross attendance fee to be acknowledged to Board members amounting to EUR 1,000.00 and also including a 50% supplement in favour of the Chairman in relation to the latter's attendance in both Board and Committee meetings.

2006/2008 Stock Option Plan

The Shareholders' General Meeting of 20 April 2006, for the purpose of fostering employee loyalty and increasing involvement and motivation in the Group's corporate operations and activities, approved the creation of a Stock Option Plan based on its Treasury shares in favour of the eligible employees of the company and its subsidiaries, with a duration of three years starting from 2006. Eligible employees are selected by the Company's Board of Directors from among the key people holding strategic positions for the achievement of the Group's strategic results. In addition, approval was also given for similar projects involving the shares of directly or indirectly controlled subsidiaries and affiliated companies of the holding company, should the Company's Board of Directors deem it appropriate.

As a result, the Shareholders' General Meeting entrusted the management of the 2006/2008 Stock Option Plan to the Company's Board of Directors, granting it all the powers necessary for the selection of the eligible candidates, the determination of performance targets, the assignment of option rights and all aspects regarding the implementation of the stock option plan. In particular, the Company's Board, with specific reference to 2008 fiscal year:

- identified the eligible participants in the 2008 plan;
- allocated the option rights;
- defined that the exercise price for the options is the normal price of Mediaset ordinary shares resulting from the mathematical average of the reference prices reported by Borsa Italiana S.p.A. in the period extending from the allocation date and the same day of the previous calendar month in compliance with the tax regulation in force;
- established that the options can be exercised upon achievement of the yearly economic and financial performance targets, such as "ROE" and "Free – cash flow". The fulfilment of the exercise conditions will be verified by the Board for every year of the plan within the first six-month period of the year following the year in which the options were allocated;
- established that the options allocated for 2008 can be exclusively exercised 36 months after the date of allocation, subject to fulfilment of the afore mentioned conditions for the exercise of the options.

The 2003/2005 and 2006/2008 stock option plans resulted in the following stock option allocations on Mediaset shares:

Year 1/1 - 31/12	Number of participant to Plant	Options rights attributed for the purchase of company sahers	Exercise price	Exercise period only allowed in one purchase	Check of compliance with the criteria established by the Board of Directors
2004	130	3,415,000	EUR 9.07	23.6.2007/22.6.2009 (*)	Rights to exercise
2005	132	3,774,500	EUR 9.60	23.6.2008/22.6.2011 (*)	Rights to exercise
2006	128	3,716,000	EUR 8.92	26.7.2009/25.7.2012 (*)	Options rights non available for the exercise as a result of unmet pre-requisites
2007	43	3,130,000	EUR 7.87	29.6.2010/28.6.2013	Rights to exercise
2007	1	100,000	EUR 7.73	18.7.2010/17.7.2013	Rights to exercise
2008	46	3,290,000	EUR 4.86	24.6.2011/23.6.2014	Rights to exercise

(*) *In the meeting of 28 June 2007, the Board of Directors approved the new exercise dates of 2004, 2005 and 2006 plans in order to comply with the new regulation in force.*

2003/2005 Stock Option Plan

To date options have been allocated to exercise the rights on n. 7,189,500 Mediaset shares, corresponding to 0.61% of the Company's share capital, the requirements of which have been met.

2006/2008 Stock Option Plan

To date options have been allocated to exercise the rights on n. 6,520,000 Mediaset shares, corresponding to 0.55 % of the Company's share capital, the requirements of which have been met, and n. 3,716,000 Mediaset shares, corresponding to 0.31 % of the Company's share capital, the requirements of which have not been met.

Table 2

Stock option rights assigned to Directors, General Managers and Executive Managers with strategic responsibilities(*)

(values in EUR)

		Options held at the beginning of the year 01/01/2008			Options assigned during the year 2008			Options exercised during the year 2008			Options expired during the year 2008	Options held at the end of the year 31/12/2008		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	170,000 1)	9.07	22.06.2009 4)								170,000	9.07	22.06.2009 4)
		340,000 2)	9.60	22.06.2011 4)								340,000	9.60	22.06.2011 4)
		450,000 3)	7.87	28.06.2013								450,000	7.87	28.06.2013
					450,000	4.86	23.06.2014					450,000	4.86	23.06.2014
Pier Silvio Berlusconi														
	Deputy Chairman	150,000 1)	9.07	22.06.2009 4)								150,000	9.07	22.06.2009 4)
		300,000 2)	9.60	22.06.2011 4)								300,000	9.60	22.06.2011 4)
		360,000 3)	7.87	28.06.2013								360,000	7.87	28.06.2013
					360,000	4.86	23.06.2014					360,000	4.86	23.06.2014
Giuliano Adreani	Managing Director	110,000 1)	9.07	22.06.2009 4)								110,000	9.07	22.06.2009 4)
		220,000 2)	9.60	22.06.2011 4)								220,000	9.60	22.06.2011 4)
		270,000 3)	7.87	28.06.2013								270,000	7.87	28.06.2013
					270,000	4.86	23.06.2014					270,000	4.86	23.06.2014
Mauro Crippa	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Gina Nieri	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Marco Giordani	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014

1) *Options allocated in 2004*
2) *Options allocated in 2005*
3) *Options allocated in 2007*
4) *On 28 June 2007, the Board of Directors approved the proposal for the change in the dates of exercise in order to adjust to the regulation concerning of the 2004 and 2005 stock option plans.*
(*) *Mediaset S.p.A. managers with strategic responsibilities are Company Directors.*

Below is Table 3 relative to "Equity investments of directors and statutory auditors, general managers and executive managers with strategic responsibilities in the company and its subsidiaries pursuant to SCHEME 3) of Annex 3C) of the afore-said regulation " as better detailed in the Explanatory Notes to the Company's 2007 financial statements.

Full name		Invested Company	Number of share held as at 31/12/2007	Number of shares purchased	Number of shares sold	Number of share held as at 31/12/2008
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	1,029,000	48,000	-	1,077,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	322,100	7,000	-	329,100 (1)
Berlusconi Marina	B. of Dir.	Mediaset S.p.A.	-	570,000 (2)	-	570,000 (2)
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	76,500	-	-	76,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (3)	-	-	1,000 (3)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	14,795	-	11,200	3,595
Ermolli Bruno	B. of Dir.	Mediaset S.p.A.	19,000	-	-	19,000
Fausti Luigi	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of Dir.		-	-	-	-
Ventura Attilio	B. of Dir.		-	-	-	-
Giussani Alberto	Int. Aud.		-	-	-	-
Bianchi Martini Silvio	Int. Aud.		-	-	-	-
Vittadini Francesco	Int. Aud.		-	-	-	-

(*) *Mediaset S.p.A. Executive managers with strategic responsibilities are Company Directors*

(1) *of which 7,000 shares owned by the spouse*

(2) *shares acquired through a subsidiary*

(3) *of which 500 shares owned by the spouse.*

As of the Board meeting of 16 April 2008, the terms of Antonio Francesco Antonio Giampaolo, Chief Statutory Auditor, and Riccardo Perotta, Statutory Auditor, who had no stake in the Company, expired.

A more detailed analysis regarding the stock option plans adopted by the Company is provided in the Explanatory Notes to the Company's financial statements.

11. INTERNAL CONTROL COMMITTEE

As previously stated, pursuant to the provisions established in the Company's Code of Ethics, the Board is responsible for assessing the adequacy of the internal control system with respect to the Company's own characteristics, by ensuring that its assessments and decisions regarding the internal control system, the approval of the Company's financial statements and interim reports, as well as the Company's relations with the independent auditing firm it relies upon, are corroborated by sufficiently effective and exhaustive preliminary activities. To this end, on 21 April 2006, the Board resolved upon the establishment of an Internal Control Committee, with the assistance of which it carried out the tasks for which it is responsible in compliance with the provisions set out in the Company's Code of Ethics. The Internal Control Committee comprises three non-executive Directors the majority of whom are independent, holding office for the same period of validity of the Board. These Directors, having a specific knowledge and expertise in accounting and financial matters, are:

Luigi Fausti	Chairman – Independent Director
Alfredo Messina	Non executive Director
Carlo Secchi	Independent Director

In 2008, the Internal Control Committee met ten times and, on that occasions, upon the Committee's specific request, persons were invited, who were not members of the same committee and who reported exclusively on some specific items on the agenda of the relevant meeting. These were the person responsible for Internal Control, the Supervision and Control body, the manager responsible for the drafting of corporate accounting documents, representatives of the independent auditing firm, heads of specific corporate functions in relation to the company and/or the group as well as, if deemed necessary, external advisors.

The Chief Statutory Auditor or any other Statutory Auditor attended the meetings.

Directors' attendance (%) in the Committee's meeting is reported in the previous table 2 of this Report.

Functions

In addition to assisting the Board in the accomplishment of the latter's tasks in the matter of internal control pursuant to Art. 10.5 of the Company's Code of Ethics attached hereto, the Internal Control Committee is responsible for the functions listed in article 11.1 of the same Code. Furthermore, in 2008, the Board entrusted the Internal Control Committee with the carrying out of the due analyses in order to verify compliance with the "Guidelines relative to Mediaset transactions having a strategic, economic and financial relevance and, in particular, transactions with the related parties" approved by the Board on 18 December 2007 pursuant to Consob existing and future regulations in the matter (Consob document governing transactions with the related parties to be issued on 9 April 2009) , as well as the drafting, when necessary, of a proposal for amendment or supplement of the same guidelines.

Specifically, the Internal Control Committee:

- positively valued the "2007 Acitivity Plan" drafted by the Person responsible for Internal Control;
- requested, in line with the international standards governing internal auditing, a "Quality Assurance Review" of internal auditing activities from an independent and certified auditing firm. This project, presented by the Internal Auditing Function, included the verification of compliance of the Company's internal auditing activities with the international standards and Auditors' specific Code of Conduct. The same project was examined and discussed by the Internal Control Committee. It includes a self-assessment process for the afore-listed activities carried out by the Mediaset Group Internal Auditing Central Function in collaboration with Pricewaterhouse Coopers Advisory, acting as auditing advisor, and the subsequent certification provided by an external, independent and qualified auditor. The project was illustrated to the Board and is expected to be completed in 2009;
- requested and received from the competent corporate functions, an update to further forward to the Board, regarding the impact of Italian Law n.123 of 3 August 2007 and the subsequent Italian Law Decree n.81 of 9 April 2008 in the matter of health and safety in the work place as well as Italian Law Decree n.231 in the matter of measures against money laundering and financing of terrorist activities. The Internal Control Committee reported to the Board thereupon;
- acknowledged the activities carried out for the purpose of assisting the Person Responsible for the drafting of the corporate accounting documents pursuant to Italian Law n.262/2005 in the matter of assets management in view of the release of the relevant certification for the separate and consolidated financial statements as at 31 December 2007, as provided for in Art. 154 bis, paragraph 5 of the Consolidated Finance Act;
- acknowledged the drafting and implementation, by the competent corporate functions, of the Mediaset Group Accounting Manual, giving its favourable opinion on the work accomplished. The Accounting Manual includes guidelines for the drafting of separate and consolidated financial statements of the Mediaset Group, based on the IAS/IFRS international accounting principles;
- examined the recommendations made by Deloitte & Touche in the auditing firm's relevant letter and positively assessed the comments made and the relevant suggestions, as well as the work carried out by the Mediaset Group Management to give execution thereto;
- assessed, in collaboration with the Person Responsible for the drafting of the corporate accounting documents and the auditing firm Deloitte & Touche S.p.A., the accounting principles adopted by the Mediaset Group and their compatibility for the purpose of consolidated reporting and considered the same as correctly applied;
- acknowledged and positively assessed the Independent Auditors' Reports on Mediaset S.p.A. financial statements as at 31 December 2007 and on the Mediaset Group's consolidated financial statements as at 31 December 2007 (Deloitte & Touche S.p.A.);
- examined and positively assessed the proposal made by Deloitte & Touche S.p.A., the external auditing firm, in relation to "Fast Closing". This specifically relates to the assistance provided upon early closing and approval of the interim accounts as at 30 June 2008, based on the new

timing introduced through the adoption of the EU Directive governing "Transparency" and decided to submit such proposal to the Board;

- examined the proposal made by the advisory firm Pricewaterhouse Coopers Advisory regarding the support for the accomplishment of some activities correlated to the updating of the Models of Organisation, Management and Control pursuant to Italian Law Decree n.231/2001 adopted by some Group companies, following to amendments and/or supplements that have been introduced with reference to the enacted regulations in the matter of health and safety in the work place as well as in the matter of measures against money laundering. Said support would also be extended to the carrying out of a preliminary analysis relative to the applicability of "cross-border crimes" pursuant to Italian Law Decree 146/06. In this respect the Internal Control Committee released its opinion in favour;
- examined and positively assessed the "2008 Acitivity Plan" drafted by Reconta Ernst & Young S.p.A. specifically dealing with auditing activities. Approving of a motivated proposal made by the Statutory Auditors, the Shareholders' General Meeting of 16 April 2008 resolved upon entrusting the afore-mentioned company with the formal auditing of the separate and consolidated financial statements as well as the limited auditing activities on the interim accounts for the years 2008-2016;
- acknowledged that none of the Mediaset Group companies, established and subject to laws other than those applicable in the European Union, fall within the category envisaging the application of Art. 36 of Consob Market Regulation. Specifically, the analysis carried out revealed that none of the afore-mentioned companies (and any non-EU subsidiary) is controlled and that, in any case, the same companies are not relevant based on both quantitative (assets and revenues) and qualitative criteria (dominant influence on the economic and financial position of the Mediaset Group) envisaged by article 151 of Consob Issuers Regulation. The Internal Control Committee requested that these results are presented to the Board;
- acknowledged and approved of the summary of the periodic Reports drafted during the year of reference by the Internal Auditing Function and positively assessed, among others, the implementation of control measures by the Medusa Film S.p.A. management, a company acquired in 2007, and the subsequent adjustment to other Group companies;
- acknowledged the reports drafted by the Person Responsible for Internal Control in relation to "the valuation of the Mediaset Group internal control system" for the year 2007 and as at 30 June 2008, approving of the relevant comments made therein;
- acknowledged the interim Reports drafted by the competent Supervision and Control body within Mediaset in relation to the audits carried out and the initiatives undertaken in compliance with Italian Law Decree 231/01;
- acknowledged the "2008 Audit Plan" drafted by the subsidiary Gestevision Telecinco S.A., whose objectives include the adjustment of the Telecinco Group to the principles envisaged in Italian Law Decree 262/2005, as requested by Mediaset. The Company's representatives shall provide, on a half-year basis, the Internal Control Committee with an update on the relevant audits carried out by Telecinco itself, without prejudice to the autonomy, scrutiny and approval of the competent corporate bodies of the Spanish listed company;

- acknowledged, with specific reference to the issue regarding the acquisition and management of rights, the new organisational guideline in the matter of "Planning, acquisition and management of rights" adopted by the Mediaset Group and the relevant new aspects introduced as compared to the previously enforced procedure. The modifications also referred to the structure, content and procedure for the approval of the "List of institutional suppliers of rights". In particular, the list, prepared by RTI S.p.A. Rights Function, does not only include RTI suppliers of rights, but also the suppliers for other group subsidiaries. The list, in fact, also comprises suppliers of sports rights, information rights, entertainment rights and similar, in addition to the already existing film and mini-series rights. The procedure establishes that the lists, collected in one single document under the title of "List of institutional suppliers of rights", are approved by the Boards of RTI and its subsidiaries; that they are examined by Mediaset S.p.A.'s corporate bodies – the Internal Control Committee and the Executive Committee, each for their own competence – and, lastly by the Board.
- acknowledged the periodic updates of the "List of institutional suppliers of rights" prepared by RTI S.p.A. rights Function;
- acknowledged and positively assessed the completion of the project – "Risk officer – Enterprise Risk Management" focusing on the internal system of corporate risk management. The final results of the project, contained in the relevant Report on the valuation of the main corporate risks, drafted by the Executive Director charged with the task of supervising the correct operation of the internal control system, were presented to the Board.

Lastly, the Board requested the assistance of the Internal Control Committee to verify some transactions with related parties pursuant to the provisions set out in the relevant "Guidelines on strategically relevant transactions with related parties" approved on 18 December 2007 and implemented by the Mediaset Group, in order to express an opinion on the economic conditions and/or performance criteria and/or technical aspects and/or the legitimacy of the same transactions. In this respect, having performed all the necessary and/or useful analyses, the Committee provided the Board with its opinion in favour in relation to the transactions mentioned above.

During the first months of 2009, the Internal Control Committee continued the activities and, in particular,three meetings were held in which the Committee's members:

- positively assessed the "2009 Acitivity Plan" drafted by the Person Responsible for the Internal Control;
- examined and positively assessed the "2009 Activity Plan" drafted by Reconta Ernst & Young S.p.A. with specific reference to auditing activities;
- acknowledged the updates regarding the audits carried out in 2008 by the Spanish subsidiary Gestevision Telecinco S.A. and the relevant "2009 Audit Plan". In particular, the company will be committed, during 2009, to continuing the adjustment to the provisions set out in Italian Law Decree 262/2005;
- acknowledged the activities carried out by the Person Responsible for the drafting of the corporate accounting documents pursuant to Italian Law n.262/2005 in the matter of assets management in view of the release of the relevant certification for the separate and

consolidated financial statements as at 31 December 2008, as provided for in Art. 154 bis, paragraph 5 of the Consolidated Finance Act;

- assessed, in collaboration with the Person Responsible for the drafting of the corporate accounting documents and the auditing firm Reconta Ernst & Young S.p.A. and the Statutory Auditors, the accounting principles adopted by the Mediaset Group and their compatibility for the purpose of consolidated reporting and considered the same as correctly applied;
- acknowledged and approved of the summary Reports released upon the closing of FY 2008, drafted by the Internal Auditing Function;
- acknowledged the report drafted by the Person Responsible for the Internal Control regarding "the valuation of the Mediaset Group internal control system" relative to 2008 and approved of the relevant comments contained therein.
- met the new collegiate Supervision and Control Body, appointed by the Board of Director on 16 December 2008 consequently the adoption of the new Company Organisation, Management and Control Model pursuant to Italian Law Decree 231/2001.

During the performance of the afore-mentioned activities and based on the reports received from the Person Responsible for Internal Control, no significant events have occurred that need to be commented upon. As a result, the Internal Control Committee regarded the Internal Control System as adequate.

In addition, in the light of the audits carried out by the Person Responsible for Internal Control and the "Policy for the management of the internal control system" adopted by the person in charge of the supervision and operation of the internal control system, based on the guidelines provided by the Board in the meeting of 28 June 2007, the Internal Control Committee invited the Board to confirm that the internal control system is fully operative and effective pursuant to the provisions set out in the Company's Code of Ethics.

The Chief Statutory Auditor or any other Statutory Auditor attended the meetings of the Internal Control Committee.

The Internal Control Committee adopted its own operating rules and minutes were taken of all of its meetings.

The meetings are chaired by the Head of Corporate Affairs, acting as Committee Secretary. The Secretary, in agreement with the Committee's Chairman, is responsible for forwarding all the documents available that can be of support for the discussion of the items on the agenda, to all Internal Control Committee members prior to the relevant meetings.

In the accomplishment of its duties, the Internal Control Committee, by means of the Board Secretary, accessed all the information and the Company's own and/or the Group's functions for the purpose above described and/or availed itself of the collaboration of external consultants.

In the meeting of 1 March 2007, the Board resolved upon providing the Internal Control Committee with financial resources amounting to EUR 350 thousand on a yearly basis, for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

12. INTERNAL CONTROL SYSTEM

The internal control system comprises rules, procedures and organisational structures suitable for the implementation of a sound, consistent and correct corporate management aiming at attaining pre-established targets through an adequate process that includes the identification, measurement, management and monitoring of the main risks.

In compliance with art. 10.5 of Mediaset S.p.A. Code of Ethics, the Board, in collaboration with the Internal Control Committee:

1) defines the guidelines of the internal control system for the purpose of correctly identifying, measuring, managing and monitoring the main risks which the company and its subsidiaries are exposed to, and also defines the necessary criteria that the same entities must implement to face such risks in view of a sound and correct management of the company;
2) appoints an Executive Officer, charging him with the supervision of operation of the internal control system;
3) assesses, at least once in a year, the adequacy, effectiveness and correct operation of the internal control system;
4) describes the main elements of the internal control system in the Corporate Governance Report, expressing its opinion in relation to the system's global adequacy.

In addition, the Board is responsible for carrying out functions inherent to the internal control system, making reference to the organisation models and the best practices adopted at the national and international levels. Special attention is paid to organisation and management models pursuant to Italian Law Decree 231/2001.

In compliance with article 10.5 a) of the Company's Code of Ethics, on 28 June 2007 the Board, with the opinion in favour of the Internal Control Committee, established guidelines for the purpose of correctly identifying, measuring, managing and monitoring the main risks which the company and its subsidiaries are exposed to, and also defined the necessary criteria that the same entities must implement to face such risks in view of a sound and correct management of the company.

These guidelines make reference to the Enterprise Risk Management Framework in relation to the control procedures applicable to the internal control system. These guidelines led to the implementation of the "Policy for the management of the Internal Control System", adopted by the Executive Officer mentioned above and defining the elements composing the internal control system.

Based on Enterprise Risk Management criteria , any design of an internal control system must rely on the definition of the corporate strategy. Based on the same criteria, corporate objectives are broken down into the following categories:

- strategic: high level targets, in line and supporting the Company's mission;
- operating: correlated to the effective and efficient use of resources;

- reporting: correlated to the reliability of external and internal reporting;
- compliance: correlated to the compliance with the applicable laws and regulations.

Mediaset Group internal control system must be in a position to identify and measure the main risks that the company faces and that may prevent it from attaining the afore-mentioned objectives, in consideration of the characteristics of the core business of Mediaset S.p.A. and its subsidiaries, based on the following criteria:

- nature of risk, with specific reference to strategic, operating, reporting and compliance risks;
- risk propensity to jeopardize the Company's ability to attain targets;
- ability to adequately manage the identified risk.

A correct corporate risk monitoring activity must rely on an effective internal control system that can adequately support an acceptable level of risk. Specifically, the Mediaset Group internal control system includes the following activities:

- systematic monitoring by the management, of the main risks that the company faces, aiming at identifying and implementing, if necessary, corrective actions, to improve existing controls;
- performance of periodic audits on the adequacy and effectiveness of the internal control system, as well as prompt implementation of targeted controls in case of identification of weakness within the same system;
- reporting rules on the adequacy and effectiveness of the internal control system.

To this end, the Executive Officer charged with the supervision of operation of the internal control system is responsible for providing that the Mediaset Group Internal Control System:

- promptly reacts to significant risk conditions, by implementing adequate controls;
- ensures an adequate level of separation between operating and controlling functions, so as to avoid situations in conflict of interest in the tasks assigned in the framework of corporate processes;
- ensures that systems and procedures are used for the accurate registration of corporate events and facts from an operating and administrative-accounting viewpoint; and develops reliable and well-timed information flows within and outside the Group;
- develops criteria for prompt communication of the main risks and deviations of control to the competent Group functions, thus facilitating the identification and timely implementation of the relevant corrective actions.

According to Mediaset S.p.A. Code of Ethics, from the operating viewpoint, the Internal Control System is supported by:

- Risk Office, responsible for the process regarding corporate risk management through process definition, monitoring and consolidation, in accordance with the Enterprise Risk Management model;
- Internal Auditing, responsible for the performance of auditing activities aimed at assessing the correct operation of the internal control system and monitoring its effectiveness.

In the meeting of 17 March 2009, following to the reports received from the persons responsible for the supervision of the Internal Control System and from the Internal Control Committee, the Board acknowledged the internal control system as being adequate, fully operating and effective.

12.1. EXECUTIVE OFFICER RESPONSIBLE FOR THE SUPERVISION OF OPERATION OF THE INTERNAL CONTROL SYSTEM

In the meeting of 1 March 2007, the Board, with the opinion in favour of the Internal Control Committee, appointed Fedele Confalonieri, Board Chairman, responsible also for the supervision of operation of Mediaset S.p.A. internal control system until expiry of the Board and, precisely, until the date of approval of the financial statements as at 31 December 2008, charging him with the duties envisaged in Mediaset Code of Ethics.

As previously specified, the executive officer responsible for the supervision of operation of the internal control system specifically carried out the following activities:

- implementation of the guidelines issued by the Board through the adoption of the Enterprise Risk Management Policy, with the opinion in favour of the Internal Control Committee;
- supervised the adjustment of the internal control system to the operating, legislative and regulatory framework conditions;
- identification of the main risks (strategic, operating, financial and compliance) that the company faces, taking into account the characteristics of the core business of the company and its subsidiaries, based on the guidelines defined by the Board in relation to the internal control system. The analysis and valuation of the main business processes and business support processes, which had already started in 2007 with the entire involvement of the Group's management, led to presentation, in the first semester of 2008, of the results - contained in the report drafted by the Executive Officer in charge -, achieved by the Internal Control System (and, specifically, the results regarding the process underlying the identification and valuation of corporate risks) to the Board on 31 July 2008.

12.2. PERSON RESPONSIBLE FOR INTERNAL CONTROL

In the meeting of 21 April 2006 the Board appointed Aldo Tani, already Head of Internal Auditing within the Mediaset Group, also Person responsible for Internal Control. Aldo Tani was subsequently also re-confirmed in the Board meeting of 1 March 2007 upon the proposal made by the Executive Officer responsible for the supervision of operation of Internal Control System and with opinion in favour of the Internal Control Committee pursuant to the provisions established in article 10.6 of the Company's Code of Ethics. The Person Responsible for Internal Control is charged with the performance of the activities set out in the provisions contained in the Company's Code of Ethics.

In particular, pursuant to article 13 of the Company's Code of Ethics, the Person Responsible for Internal Control

a) ensures that the internal control system is always adequate, fully operating and effective;
b) is not liable for any operating area and does not hierarchically report to any operating area manager;
c) has direct access to all useful information for the performance of his duties;
d) relies on adequate resources to perform his functions;

e) reports to the Internal Control Committee, the Statutory Auditors and the Executive Officer responsible for the supervision of operation of the internal control system. In particular, he reports on the procedures targeting risk management, compliance with the specifically designed risk reduction plans and expresses an opinion on the suitability of the internal control system to support an acceptable risk profile.

The Board did not establish any specific compensation in favour of the Person Responsible for Internal Control, as the same person already receives an overall amount that also covers the responsibilities correlated to Internal Auditing.

The Board did not allocate any amount to the Person Responsible for Internal Control in relation to the performance of the relevant functions, as the same person avails himself of the Internal Auditing Function for the performance of the relevant activities.

To support the technical opinion expressed on the adequacy of the internal control system, the Person Responsible for Internal Control analyses and shares in advance the following items:

- the results contained in the Audit Plan with the Group Internal Auditing function;
- the results of the risk valuation and management process with the Risk Officer and the Person Responsible for the drafting of the corporate accounting documents, in order to identify the main corporate risk areas.

The Person Responsible for Internal Control maintains periodic information flows with the bodies and corporate structures having supervision authority or exercising a monitoring activity on the internal control system, including, without limitation, the Person Responsible for the drafting of the corporate accounting documents, the independent auditing firm, the Statutory Auditors and the Supervision and Control Bodies pursuant to Italian Law Decree 231/01, each for its own competence.

12.3. ORGANISATION MODEL PURSUANT TO ITALIAN LAW DECREE 231/2001

The Board of Mediaset S.p.A. adopted an Organisation, Management and Control Model pursuant to Italian Law Decree 231/2001 (the "Organisation Model") in its first draft on 29 July 2003 and subsequently supplemented it by means of the resolutions made on 18 December 2003, 7 November 2006 and 16 December 2008.

Through the adoption of its own Organisation Model – intended as a set of general and operating rules -, Mediaset S.p.A. relies on a general set of behaviour principles and procedures, that respond to the requirements set out in Italian Law Decree 231/01, governing the prevention of crimes and administrative crimes both in terms of monitoring the relevant implementation and the possible imposition of sanctions.

The Organisation Model adopted, in fact, includes principles, rules, provisions and organisation schemes that are referred to the management and control of the Company's core business. The Organisation Model is contained in a summary document that comprises the general rules deemed suitable for preventing the crimes specified in Italian Law Decree 231/01.In the definition process for the Organisation Model, Mediaset S.p.A. drew inspiration from consolidated principles in the matter of corporate governance and internal control. Based on such principles, in fact, a risk

management and control system that is consistent with the provisions set out in the previously mentioned Italian Law Decree 231/2001:

I. identifies and develops a mapping of the "activity areas at risk", that is, those corporate areas which may be involved in potential risk of crime, and of the "instrumental processes" that could eventually lead to crimes, intended as processes in which, theoretically, conditions may be developed which may facilitate the development of crimes;

II. analyses the potential risks for the "activity areas at risk" and for the "instrumental processes" identified as above described, with particular reference to the occurrence of crimes;

III. analyses the potential risks and valuates the system adopted by the company to prevent crimes and, if necessary, defines or adjusts the relevant actions to be undertaken.

The Company then proceeded with the analysis and valuation of the effectiveness of the existing organisation, management and control systems and with the definition in writing of the enforced corporate practices aimed at preventing crimes, as identified in Italian Law Decree 231/2001.

After having defined in writing the existing corporate practices regarding the organisation, management and control systems adopted by the Company as well as after having updated the relevant procedures and rules governing corporate behaviour, Mediaset S.p.A. identified those corporate procedures which could be referred to the Organisation Model. It then proceeded with collecting them in specific documents kept in the Company's files, presenting them – from time to time – to targeted Recipients and, in any case, making them available also through the Company's intranet network. The procedures and behaviour rules that can be referred to the Organisation Model obviously complement all the other organisation guidelines, organisation charts, instructions, as well as the system adopted for the granting of powers and power-of-attorney holders (being the same functional to the same Model), used or implemented within the Company and that were not subject to modification by virtue of Italian Law Decree 231 / 2001.

* * *

In 2007 and 2008, the Supervision Authority provided an update to the Internal Control Committee and to the Board every six months.

In the meeting of 26 February 2008, the Board acknowledged the enactment of a new Consolidation Money Laundering Act (Italian Law Decree n. 231 of 21 November 2007), which introduced a number of measures aimed at enhancing the implementation of a preventive strategy to resist money laundering-related criminal activities and terrorist financing activities. In particular, the money laundering crime was included in the list of crimes as a result of the fact that it may be correlated to an administrative crime between entities (Art. 63).

In 2008, additional regulatory measures were passed, which further extended the list of the so-called "precondition crimes". In particular, Italian Law n.48 of 18 March 2008, upon ratification and execution of the Convention of the European Council on IT crimes, drafted in Budapest on 23 November 2001, included article 24-bis in the afore-mentioned Law 231/2001, making specific reference to "IT crimes" and the "unlawful treatment of data". It should also be noted that, following implementation of article 1 of the afore-mentioned Italian Law 123/07 , Italian Law

Decree n.81 of 9 April 2008 dealt with the purpose of providing an organic and unified framework, that could group together all the different provisions in the matter of health and safety in the work place, which had changed over time, and thus replaced the norm that had represented for ages the sector's cornerstone, that is, Law Decree n.626 of 19 November 2004 and subsequent amendments and supplements.

In the light of such amendments, with the possibility of also resorting to external advisors, Mediaset S.p.A. established a work team responsible for valuating the impact of the new regulations and the need for amendments and/or supplements relevant for the Company's own Organisation Model or adopt new procedures/rules of behaviour or modify the existing ones.

Based on the above rules, an analysis of the composition of the Supervision and Control Body was performed after which the company retained that the option of a collegiate body would provide better guarantees, particularly in the case in which the members are also external, in any way possessing a validated corporate knowledge and professional specific skills in the matter of supervision, consulting or in the framework of some specific "precondition crimes".

Therefore, based on the foregoing, a number of new proposals have been designed, envisaging amendments and revisions of the Organisation Model adopted by Mediaset S.p.A.. These proposals have been submitted to the Company's Board, which approved them, on 16 December 2008.

- With specific reference to the modifications above mentioned, the following should be noted:extension of the crimes which may entail administrative liability on the side of the Company;
- transformation of the Supervision and Control Body from a multi-person to a collegiate body;
- subsequent adjustment of some corporate procedures that can be ascribed to the Organisation Model.

The Supervision and Control Body was transformed into a collegiate body and is currently composed of three members. These are:

Sergio Beretta	Chairman – External consultant
Aldo Tani	Internal Audit Director and Person in charge for internal control
Michele Pirotta	External consultant

This option was regarded as the most suited in that it includes both the need to entrust this function and responsibility with persons having an in-depth knowledge of the corporate and business organisation of the Company; and the guarantee that the autonomy and independence requirements, which the Supervision and Control Body must necessarily rely upon, are met.

In the same meeting of 16 December 2008, the Board ascertained that the members of the Supervision and Control Body met the reputation requirements – similarly to those requested from Company's Directors – and the professionalism requirements, suitable to cover the relevant offices. The Board also ascertained that the same members did not have any incompatibility issues or find themselves in situations of conflict of interest with other functions and/or offices, such that their independence and freedom of action and decision could be compromised.

The Supervision and Control Body is responsible for the performance of the following activities:

i. monitoring of compliance with the provisions contained in the Organisation Model and/or the relevant corporate procedures ascribable to it by the parties involved, with consequent identification and reporting of any default and/or deviating behaviour as well as identification of the areas most at risk, also based on the violations already identified;

ii. monitoring of the effectiveness and efficiency of the Organisation Model to prevent crimes and offences pursuant to Italian Law Decree 231/01 with specific reference to the individual corporate function and activity performed;

iii. ensuring that the Organisation Model is valid and effective over time;

iv. monitoring of the necessity to review the Organisation Model in case of identification of necessary adjustments and/or supplements following to amendments introduced through new regulations, modifications in the Company's organisation structure and/or changes in the core business performance or in case of relevant violations in the provisions contained in the Organisation Model and/or in the procedures referred thereto or correlated to the Company's operating areas;

v. collection of all the corporate documentation and information useful for the accomplishment of its duties and in accordance with its own responsibilities, from all the entities involved in the Organisation Model;

vi. verification that all the necessary training and information sessions are organised in favour of all the entities involved in the Organisation Model to increase their awareness about the principles, values and behaviour rules contained in the Organisation Model and in the relevant corporate procedures correlated thereto, also based on the requests for clarifications and indications that shall be from time to time collected;

vii. verification of the effectiveness of the training and information sessions aimed at increasing the awareness about the principles, values and behaviour rules contained in the Organisation Model and in the relevant corporate procedures correlated thereto; and assessment of the level of knowledge acquired by all the entities involved in the Organisation Model with particular emphasis on those operating in the context of "activity areas at risk" and "instrumental processes";

viii. periodic reporting to corporate bodies;

ix. collection, processing and filing of relevant communications and information forwarded by the various corporate functions in relation to the Organisation Model and the corporate procedures correlated thereto; maintenance of all the outcomes deriving from the accomplishment of such activity through reports.

Mediaset S.p.A. Organisation Model is available for consultation in the Company's website at www.mediaset.it (corporate/impresa/modello231_01_en.shtml).

12.4. INDIPENDENT AUDITORS

After the approval of the financial statements as at 31 December 2007, the contract assigned to Deloitte and Touche S.p.A. expired and, pursuant to law, it was not possible to renew it. The Statutory Auditors were in charge of formulating a motivated proposal to the Shareholders'

General Meeting of 16 April 2008 in relation to the assignment of the auditing contract to a different auditing firm. After having thoroughly examined and analysed all the essential elements characterising the proposals received and, specifically, the scope of the contract, the objectives of the auditing activities, the working criteria, the requirements of independence, the fees requested and the amount of expenses to be reimbursed, and also in consideration of the inherent protection objectives, the Shareholders' General Meeting resolved upon assigning to the auditing firm Reconta Ernst & Young S.p.A. the auditing activity regarding Mediaset S.p.A. for the 2008-2016 financial years. Subsequently, the same Shareholders' General Meeting held on 16 April 2008 also resolved upon assigning to the same auditing firm Reconta Ernst & Young S.p.A. the auditing activity regarding the separate and consolidated financial statements as well as the limited auditing activity regarding the interim accounts, for the 2008-2016 financial years, in compliance with the joint provisions set out in articles 156 and 159 of Italian Law Decree n.58 of 24 February 1998.

12.5.PERSON RESPONSIBLE FOR THE DRAFTING OF THE CORPORATE ACCOUNTING DOCUMENTS

In the meeting of 20 April 2006, the Shareholders' General Meeting resolved upon the adjustments to be applied to the Company's By-Laws in order for it to comply with the new regulations introduced in the matter of assets management. Following to the foregoing, article 28 was included in the Company's By-Laws which, based on the afore-mentioned enacted law provisions, establishes that the Company is responsible for appointing a person responsible for the drafting of the accounting documents.

The Board of Directors on 17 July 2007,appointed the Person Responsible for the drafting of the accounting documents in the person of Mr. Andrea Goretti, already Company's Head of Administration and Foreign Equity Investments Control, with all requirements established by the company by law and by law , vesting him with all the powers and liabilities necessary for the accomplishment of the relevant duties. The duration in office corresponds to the duration in office of the Board and, therefore, until the date of approval of the financial statements as at 31 December 2008.

The Person Responsible for the drafting of the accounting documents is in charge of accomplishing the activities established in article 154 bis of the Consolidated Finance Act, and, specifically:

- the development, in co-operation with the responsible functions, of adequate administrative and accounting procedures for the drafting of the separate and consolidated financial statements, interim accounts reports as well as any other disclosures to the market and in relation to accounting matters;
- the release of a written statement certifying compliance of the Company's activities and disclosures to the market and in relation to accounting matters – also referring to interim accounts – with the relevant accounting documents, accounting entries and books;
- the certification - including the drafting of a report in compliance with the model provided for in the relevant Consob regulation, to be attached to the annual financial statements, interim accounts reports and the consolidated financial statements, confirming full compliance with the procedures above indicated during the period which the relevant documents refer to, as well as full compliance of the same documents with the accounting

entries and accounting records and their correspondence in providing a true and correct description of the economic and financial position of the Company and its subsidiaries included in the consolidation area;

- the valuation, in co-operation with the Internal Control Committee and the Statutory Auditors, of the correct application of the accounting principles and, with reference to the whole Group, of their comparability for consolidated reporting purposes.

The Person Responsible for the drafting of the accounting documents is vested with the necessary powers relating to the organisation and management of the activities assigned pursuant to the currently enacted law provisions, the Company's By-Laws and the Board, including:

- relying on the support of the persons responsible for the competent functions, the implementation of a business organisation system aimed at facilitating the definition of roles and responsibilities of the resources involved in the corporate functions relative to accounting and financial reporting of the separate and consolidated financial statements, interim accounts reports and any other disclosures to the market and in relation to accounting matters;
- the correct application of the administrative and accounting procedures relative to accounting and financial reporting of the separate and consolidated financial statements, interim accounts reports and any other disclosures to the market and in relation to accounting matters;
- resort to the collaboration, if applicable, of the Internal Auditing function in relation to the performance of the audits regarding the proper application of the administrative and accounting procedures pursuant to article 154 bis, paragraph 3 of Italian Law Decree n. 58 of 24 February 1998. This activity is currently carried out by the Risk Office function which had been specifically established for this purpose;
- resort to the function responsible for the identification and management of the adequate resources to support him in the fulfilment of the duties assigned pursuant to article 154-bis of Italian Law Decree n.58 of 24 February 1998;
- supervision and regulation of specific information flows and co-ordination with the model established pursuant to Italian Law Decree n. 231 of 8 June 2001 and the procedures regulating the treatment of confidential information within the Company, including the drafting and dissemination of press releases in compliance with article 114 of Italian Law Decree n. 58 of 24 February 1998 and article 66 of the Issuers Regulation.

For the financial year 2008, the Person Responsible for the drafting of the accounting documents, relying on the support of the Risk Office function and assisted by external advisors, implemented a plan for the valuation, adjustment and documentation of the Internal Control System in relation to the main corporate processes entailed in the Group operating companies (Mediaset, RTI, Videotime, Elettronica Industriale, Publitalia, Medusa Film and Gestevision Telecinco) in compliance with the provisions set out in Italian Law 262/05.

In particular, the following activities have been performed:

- identification and valuation of the corporate processes and risks;

- updating, if applicable, of Group operating criteria, processes and controls identified in preceding years, which have been subject to further development;
- analysis of the adequacy of the controls implemented in relation to administrative-accounting and financial aspects;
- test performance and control reporting to verify compliance with the administrative-accounting procedures;
- development of a remediation plan, aimed at eliminating potential flaws in control performance;
- monitoring of the defined remediation activities and testing of the relevant control measures adopted.

The certification, released in accordance with the model established by Consob regarding the adequacy and application of the relevant procedures, their compliance with accounting entries and records as well as their correspondence in providing a true and correct description of the economic and financial position of the Company and its subsidiaries included in the consolidation area, underwritten by the Person Responsible for the drafting of the accounting documents and by the Company's President, was attached to the Company's 2008 financial statements.

It should also be noted that, pursuant to Mediaset Code of Ethics, the Person Responsible for the drafting of the accounting documents is in charge of valuating, in collaboration with the Internal Control Committee and the Statutory Auditors, the correct implementation of the relevant accounting principles and, with reference to the Group, their comparability for consolidated reporting purposes. This activity was carried out in the first months of 2009.

13. DIRECTORS' INTERESTS AND TRANSACTIONS WITH RELATED PARTIES

In the meeting of 18 December 2007, based on the opinion in favour expressed by the Internal Control Committee, the Board approved the Guidelines relative to the transactions having a strategic, economic and financial relevance for Mediaset and, in particular, those completed with the related parties.

These Guidelines identify transactions having a strategic, economic and financial relevance for the company and its subsidiaries and, in particular, those with the related parties which are subject to the analysis and approval of the Board pursuant to Mediaset S.p.A.'s Code of Ethics.

Here below is a description of those transactions that need to the subject to the prior analysis and approval of Mediaset S.p.A. Board:

- stipulation of any contract or legally binding relation, including an amount higher than EUR 13,000,000.00 by single transaction, with a shareholder of the Company, holding an equity interest exceeding 5% (or companies belonging to the same group of the shareholder, including subsidiaries, holding companies or partnerships with a controlling interest and subsidiaries of the latter companies);
- stipulation of any contract or legally binding relation, including an amount higher than EUR 130,000,000.00 by single transaction, with any party and under any form;

- issue of non-convertible bonds within the limits established by article 2412 of the Italian Civil Code and, in any case, up to a maximum amount of EUR 300,000,000.00, subject to the fact that any bonds issued exceeding the afore-mentioned limits must be resolved upon by an extraordinary Shareholders' General Meeting;
- transactions implying disclosures from the Company in the form of a memorandum document, drafted pursuant to Consob regulations;
- transactions involving amounts larger than EUR 65,000,000.00 with any party and under any form , concerning :
  a) the acquisition or disposal of businesses or business units, assets and other activities;
  b) the acquisition or disposal of equity investments;
  c) the establishment of companies and partnerships or strategic alliances with a duration of over 3 years, excluding temporary aggregations of enterprises;
  d) the granting of loans or guarantees, both real and personal;
  e) the underwriting of loan contracts, credit lines or other payable credit transactions;
  f) the stipulation of transactions;
- issue of financial instruments;
- merger or spin-off transactions with any party, for which the total value of the assets of the incorporated company (merged) or the assets subject to spin-off is equal to or exceeds 3% of Mediaset total net worth, resulting from the latest consolidated financial statements.

Transactions, that individually considered, do not exceed any of the afore-specified parameters, but are part of the Company's strategic plan, are also regarded as "strategically relevant". Therefore, they have to be subject to the prior analysis and approval of the Board in the case in which, taken as a whole, they exceed said parameters.

Based on the Group operation, the Board is responsible for the prior analysis and approval of the transactions regarded as "strategically relevant".

For the purpose above described, relating to the analysis and approval of the transactions regarded as "strategically relevant" by the Board, Mediaset delegated bodies provide the Board with adequate information regarding Mediaset interest in the completion of the transaction in question, the investment feasibility and sustainability from a financial viewpoint, and consistency with Mediaset strategic plans.

Upon the Board's instruction, Mediaset delegated bodies are responsible for ensuring that the directors of subsidiary companies receive information about the criteria adopted to identify the "strategically relevant" transactions.

The transactions listed here below qualify as transactions with related parties. These transactions are subject to the prior analysis and approval of Mediaset S.p.A. Board:

A) transactions with related parties involving an amount greater than EUR 13,000,000.00 that by scope, nature and development time, fall outside the perimeter of the Company's ordinary management, being atypical, unusual and based on non standard conditions.

In relation to the scope, these transactions include:

- transactions of financial nature (such as, for example, the granting or underwriting of loans, guarantees and collaterals, transactions on securities and, in general, financial instruments,);
- transactions concerning industrial property rights, including trademarks and patents;
- transactions concerning real estate properties (including also leasing transactions), which are not instrumental in the context of the Company's core business;
- agreements of commercial or industrial nature with a duration of over five years, which also include exclusive rights obligations or restrictions to the performance of the Company's core business activities;

In relation to the nature and development time, these transactions include:

- transactions under completely atypical or unusual conditions (including, without limitation, those transactions that by scope or nature are not consistent with Mediaset S.p.A. core business and its directly and/or indirectly controlled companies, and that present non standard critical elements in connection to the relevant conditions and the risks inherent to the nature of the counterparty or the expected development time) and under non standard conditions (including, without limitation, those transactions based on conditions dissimilar from those usually applied to entities other than the related parties).

For the sake of clarity, below is a description of those transactions that may fall within the category of those under atypical and unusual conditions:

- the time gap between contract stipulation and performance (i.e., contracts in which the Company's performance is anticipated without reason vis-à-vis the performance of the other party);
- the stipulation of contracts with deferred performance beyond a reasonable term also in the light of the performance itself (i.e. contracts the performance of which is deferred by over three years, thus also implying the necessity to review the relevant price);
- the stipulation of contracts with a content that is essentially identical and that repeats itself at pre-established intervals (as a portion of a larger and more complex single transaction);
- transactions including agreements on atypical prices (i.e. barters with assets other than fungible and easily disposable financial instruments) or including a counter-performance that relates to the provision of services which are not fungible and are instead difficult to replace or entailing transfer of receivables or taking on of payables;
- transaction defined through non-leading or uncertified brokers in the area in which the transaction is completed;
- transactions defined on fiscal year end or quarter end cut off dates, so as to change or affect the financial statements representation or the interim half-year or quarterly reports;
- transactions regarding the repurchasing of assets formerly sold to the same entity, in absence of situations implying the termination of previously stipulated agreements or the exercise of formerly agreed rights;

B) transactions with related parties involving an amount greater than EUR 130,000,000.00 by single transaction;

C) transactions involving an amount greater than EUR 13,000,000.00, by single transaction, with a shareholder of the Company, holding an equity interest exceeding 5% (or companies belonging to the same group of the shareholder, including subsidiaries, holding companies or partnerships with a controlling interest and subsidiaries of the latter companies);

D) transactions with related parties involving an amount greater than EUR 65,000,000.00, under any form, including:

a) the acquisition or disposal of businesses or business units, assets and other activities;
b) the acquisition or disposal of equity investments;
c) the establishment of companies and partnerships or strategic alliances with a duration of over 3 years, excluding temporary aggregations of enterprises;
d) the granting of loans or guarantees, both real and personal;
e) the underwriting of loan contracts, credit lines or other payable credit transactions;
f) the stipulation of transactions.

Transactions, that individually considered, do not exceed any of the afore-specified parameters, but are part of the Company's strategic plan, are also regarded as "strategically relevant". Therefore, they have to be subject to the prior analysis and approval of the Board in the case in which, taken as a whole, they exceed said parameters.

E) merger or spin-off transactions with related parties, for which the total value of the assets of the incorporated company (merged) or the assets subject to spin-off is equal to or exceeds 3% of Mediaset total net worth, resulting from the latest consolidated financial statements;

F) transactions implying disclosures from the Company in the form of a memorandum document, drafted pursuant to Consob regulations (article 71 bis of the Issuers Regulation);

Identification of the related parties

Pursuant to the international accounting principle IAS 24, related parties are:

a) entities that directly and/or indirectly through parent companies or subsidiaries, holding companies or through intermediaries (to be considered, in turn, as related parties):
   - control Mediaset S.p.A.;
   - are controlled by Mediaset S.p.A., also jointly;
   - share with Mediaset S.p.A. the same controlling entity;
   - hold a shareholding in Mediaset S.p.A., enabling them to exercise considerable influence upon it;
   - jointly control Mediaset S.p.A.

b) Mediaset S.p.A. associated companies;

c) entities under joint control with Mediaset S.p.A.;

d) entities with strategic responsibility in the entity or in its parent company with powers and responsibilities in the matter of planning, administration and control in the entity or its parent company (Mediaset S.p.A. Directors and Statutory Auditors as well as Mediaset S.p.A. Directors with strategic responsibility, General Managers and Auditing Companies);

e) close relatives of the persons indicated in the preceding points a) and d);

f) entities subject to the control, also joint control, including dominant influence of one of the persons indicated in the preceding points d) and e), in which the same entities hold, both directly or indirectly, a significant share of the voting rights.

Procedure regarding the approval and performance of transactions with related parties

All the transactions performed with related parties, also through subsidiaries, including therefore also those transactions which are not submitted to the prior analysis and approval of the Board, shall have to be resolved upon and/or performed in compliance with the relevant correctness and fairness criteria in terms of procedures and content.

The Board is provided with adequate information regarding the nature of the transaction, the relevant performance criteria, the conditions, also financial, correlated to the same transaction, the valuation process, the scope and the underlying motivations as well as the potential risks for the company. For the sake of clarity, but without limitation:

a) level of correlation between the parties;
b) specification of the main characteristics and conditions - contractual and financial – of the transaction;
c) Mediaset S.p.A. interest in the transaction.

With respect to the transactions completed with related parties, the directors granted with the necessary powers or the executive managers responsible for the transaction are liable for keeping the relevant information in the Company's files.

Transactions subject to the prior analysis and approval of the Board will go through the following procedure:

- transactions with related parties involving an amount greater than EUR 13 million and lower than EUR 130 million: subject to the prior analysis of the Mediaset S.p.A. Control Committee;
- transactions with related parties involving an amount greater than EUR 130 million: based on the nature and characteristics of the transaction, the Board will request the support either of the Internal Control Committee or of one or more experts, or both, for the purpose of collecting an exhaustive share of information to reach an opinion regarding the economic conditions and/or performance criteria and/or technical aspects and/or validity of the transaction itself.

For those transactions which are not subject to the prior analysis and approval of the Board, the delegated bodies and the executive managers responsible for the transaction are liable to collect, file and make available to the Board, individual Board members and the Statutory Auditors all the necessary information regarding the main characteristics of the transactions referred to hereinabove.

Interest holding Directors

Before starting the discussion on the item, any Director is liable for promptly providing exhaustive information to the other Directors and Statutory Auditors, about any interest, also potential, that, on his/her own account or on the account of third parties, regardless of any situation of conflict, the same Director has in any specific transaction. The Director is liable for providing information about the foregoing with specific reference to the nature, terms, scope and reach. In case of the Managing Director, the latter is committed to abstaining from performing the transaction in question.

* * *

In compliance with the Spanish law, the listed subsidiary Gestevision Telecinco S.A. is solely subject to Spanish law and the Spanish Corporate Governance regulations. As a result, the principle established in the Borsa Italiana Corporate Governance Code, reflected in Mediaset S.p.A.'s Code of Ethics, according to which the Company's Board "is responsible for the prior analysis and approval of the transactions accomplished by the company and its subsidiaries, when such transactions are regarded as strategically relevant, is applicable to neither Telecinco nor its subsidiaries.

14. APPOINTMENT OF STATUTORY AUDITORS

The Shareholders' General Meeting appoints the Board of Statutory Auditors, composed of three standing auditors and two alternate auditors, whose office lasts three financial years and expires on the date of the Shareholders' General Meeting called for the approval of the financial statements of the third financial year after appointment. Statutory Auditors may be re-elected

Statutory Auditors must be registered with the Italian Registry of Certified Public Accountants of the Ministry of Justice and shall have performed auditing activities for at least three years.

Statutory Auditors shall meet the requirements established in the from time to time applicable laws and regulations. The Board is liable for verifying the satisfaction of the afore-mentioned requirements.

In compliance with the Company's By-Laws, Statutory Auditors are elected according to a transparent procedure which is based on the presentation of lists by shareholders. Each individual candidate may exclusively be included in one single list, or otherwise be regarded as ineligible.

The appointment procedure governed by article 27 of the Company's By-Laws is available in the Company's website at www.mediaset.it (investor/governance/statuto_it.shtml).

15. STATUTORY AUDITORS

The lists, including information on the candidates' characteristics, are published in the Company's website at www.mediaset.it (/investor/governance/2008/assemblea_en.shtml).

Statutory Auditors' résumés are available for consultation in the Company's website at www.mediaset.it (/investor/governance/organi_en.shtml).

The Shareholders' General Meeting of 16 April 2008 resolved upon the appointment of the Statutory Auditors, whose office will expire on the date of approval of the financial statements as at 31 December 2010. The table below specifies the Statutory Auditors in office.

Name and Surname	Office	In office from	State	Independent from Code	% Board of Stat. Audit. meeting participation	Other offices
Alberto Giussani	Chairman of the Board of Statutory Auditors	16/04/2008	m	/	100	5
Silvia Bianchi Martini	Statutory Auditor	16/04/2008	M	/	100	
Francesco Vittadini	Statutory Auditor	16/04/2008	M	/	100	27
Antonio Marchesi	Alternate Auditor	16/04/2008	M	/		3*
Mario D'Onofrio	Alternate Auditor	16/04/2008	m	/		10*

Key:

Title: specify whether chairman, acting auditor or alternate auditor.

List: specify M/m, according to whether a statutory auditor was elected from a list voted by a majority or a minority.

Independent: tick, if a statutory auditor can be qualified as independent according to the criteria set by the Company's Code of Ethics, including a specification at the bottom of the table, of possible amendments or supplements to the afore-said criteria.

% Attendance: specify attendance (%) of a Statutory Auditor in the meetings (to calculate the percentage, reference was made to the number of meetings in which a statutory auditor has participated out of the total number of meetings held during the financial year or from appointment).

Other offices: specify the number of offices held in other companies pursuant to Book V, Title V, sections V, VI and VII of the Italian Civil Code.

*No office as effective component of statutory auditors in issuing Company

Here below is a personal and professional summary résumé of each single Statutory Auditor.

ALBERTO GIUSSANI – *Born in Varese on 23 August 1946. He graduated in Business Administration at the Cattolica S. Cuore University of Milan. He is registered with the Italian Registry of Certified Accountants since 1979 and with the Italian Registry of Certified Auditors since 1995. He is full professor of Professional Procedures and International Accounting at the Cattolica S.Cuore University of Milan. He is Board member of Credito Artigiano S.p.A., Fastweb S.p.A. and Seat Pagine Gialle S.p.A.. He is member of several Associations and Foundations. He is author of several publications in the matter of reporting and invited speaker in numerous conferences.*

SILVIO BIANCHI MARTINI – *Born in Lucca on 12 gennaio 1962. He is full professor of Business Administration at the Faculty of Economics of the University of Pisa and professor of Business Strategy and Policy at the Bocconi University in Milan. He is a certified accountant registered with the Italian Registry of Certified Accountants at the Tribunal of Lucca since 1998. He is also registered with the Italian Registry of Certified Auditors since its establishment. He is Board member of Banco di Lucca S.p.A. and member in the executive and control bodies of industrial and service companies.*

FRANCESCO VITTADINI – *Born in Bellano on 25 May 1943. He graduated in Business Administration at the Bocconi University of Milan. He is registered with the Italian Registry of Certified Accountants of Monza since 1971. He is Statutory Auditor in companies operating in the following sectors: industrial, financial, insurance, communication and media, including DMT S.p.A. and Mediolanum S.p.A..*

MARIO D'ONOFRIO – *Born in Naples on 9 September 1947. He graduated in Business Administration in 1972. He is registered with the Italian Registry of Certified Accountants since 1978 and with the Italian Registry of Certified Auditors since 1995. He is Board member of Autostrade Meridionali S.p.A., Chairman of the Corporate Governance Committee of Autostrade Meridionali and Statutory Auditor of some industrial companies, among which Grimaldi Group and Averna.*

ANTONIO MARCHESI – *Born in Milano on 6 June 1946. He is registered with the Italian Registry of Certified Auditors and with the Italian Registry of Certified Accountants of Varese. He has been professor of Sports Management at the Faculty of Business Administration of the University of Turin and currently is co-ordinator of the sports area at the SBS Master of the Cà Foscari - Verde Sport University in Venice. He is Statutory Auditor in Telecom Group companies and Basf Italia; alternate auditor in Mol Med and Olivetti and single member of the Supervision Committee of the Milan Group.*

The previously elected Statutory Auditors (Francesco Antonio Giampaolo, Chief Statutory Auditor; Riccardo Perotta and Francesco Vittadini, Acting Auditors; and Giancarlo Povoleri, Alternate Audito) terminated their office upon the date of approval of the financial statements as at 31 December 2007 (Shareholders' General Meeting of 16 April 2008)

Name and Surname	Office	In office from	State	Independent from Code	% Board of Stat. Audit. meeting participation	Other offices
Francesco Antonio Giampaolo	Chairman of the Board of Statutory Auditors	28/06/2007	M	/	100	36
Riccardo Perotta	Statutory Auditor	29/04/2005	M	/	100	13
Francesco Vittadini	Statutory Auditor	28/06/2007	M	/	100	27
Giancarlo Povoleri	Alternate Auditor	29/04/2005	M	/		32*

No changes have occurred in the composition of the Board of Auditors as of the closing date.

During the financial year of reference, fifteen meetings were held, 6 of which were attended by the former Statutory Auditors and the remaining 9 by the newly appointed Statutory Auditors.

On 11 March 2008, the Statutory Auditors confirmed that they meet the independence requirements requested from them and also verified the same requirements in relation to the independent auditing firm, by specifically focusing on the relevant compliance with regulatory provisions as well as the nature and the scope of the services provided to Mediaset and its subsidiaries by the same independent auditing firm and the entities belonging to the same network. The Statutory Auditors did not have any comments in that respect.

With specific reference to the requirements requested from the Statutory Auditors, it should be noted that the Statutory Auditors currently in office meet all the relevant requirements established by law.

The Statutory Auditors currently in office have established an ongoing flow of information with the Internal Audit function and with the Internal Control Committee.

16. SHAREHOLDER RELATIONS

The Board spares no efforts in promoting an ongoing dialogue with the shareholders, based on the understanding of their reciprocal roles. For this purpose, economic and financial information (financial statements, interim half-year and quarterly accounts reports, presentations to the financial community and the stock price trends relating to the financial instruments issued by the company) as well as data and documents of general interest to the shareholders (press releases, composition of the corporate bodies and committees, By-Laws, Shareholders' General Meeting Regulation, Board minutes, as well as documents and information in the matter of corporate governance and the organisation model pursuant to Italian Law Decree n. 231/2001) are made available in the company website (www.mediaset.it).

For the purpose of establishing an ongoing relation with the Company's shareholders based on the understanding of their reciprocal roles, Mediaset S.p.A. Board appointed Marco Giordani, already Group's Chief Financial Officer directly reporting to the Chairman, Person Responsible for the management with the shareholders.

To this end, the Chief Financial Officer avails himself of two functions reporting to him:

- Corporate Affairs, responsible for Retail and Institutional Investor relations (Consob, Borsa Italiana);
- Investor Relations, responsible for the relations with the financial community (Financial Analysts, Institutional Investors, Rating Companies).

Corporate Affairs and Investor Relations contact names and telephone numbers are published in the Company's website at www.mediaset.it.

Pursuant to the provisions set out in the Company's Code of Ethics, in the meeting of 11 November 2008, the Board regarded the Company's structures charged with the accomplishment of the afore-mentioned duties, as appropriate in that they guarantee an effective and ongoing support activity to the Financial Community and the competent Authorities involved.

17. SHAREHOLDERS' GENERAL MEETINGS

The Shareholders' General Meeting, duly convened, represents all the shareholders and the relevant resolutions made pursuant to the law in force are binding on the same shareholders, both absent or in disagreement. The ordinary and extraordinary Shareholders' General Meeting is held at the Company's headquarters or elsewhere in Italy in the cases and according to the relevant provisions in the matter.

The Board promotes initiatives aimed at encouraging Shareholders' participation in the general meetings and facilitating their exercise of rights, by reducing the restrictions and the obligations which make it difficult and onerous for them to participate and exercise their voting right.

Pursuant to article 11) of the Company's By-Laws "*The Shareholders' General Meeting may be attended by those Shareholders, who have filed with the Company relevant intermediary communication, as provided for in article 2370, paragraph 2 of the Italian Civil Code, at least two working days prior to the date scheduled for each single Shareholders' General Meeting. The filing of the intermediary communication does not prevent any shareholder from making any stock transactions before the date of the General Meeting. In this case, the purchaser of the shares may attend the Shareholders' General Meeting only if it has fulfilled all the formalities specified in the preceding paragraph at least two working days prior to the date scheduled for each single Shareholders' General Meeting*".

Any shareholder entitled to participate in the Shareholders' General Meeting may be represented by written proxy pursuant to the law.

Generally, all the Company's directors participate in the Shareholders' General Meetings. These meetings also give Shareholders an opportunity to collect information about the Company in full compliance with the provisions governing the treatment of privileged information.

In the meeting of 9 April 2001, the ordinary Shareholders' General Meeting resolved upon the adoption of the "Shareholders' General Meeting Regulation", available for consultation and downloading in the Company's website at: www.mediaset.it (investor/azionisti/guidaazionista_it.shtml), governing the proceedings of the Company's ordinary and extraordinary Shareholders' General Meetings.

***

This Corporate Governance Report is drafted in compliance with article 124 bis of the Consolidated Finance Act, article 89 bis of the Consob Issuers Regulation and article IA 2.6 of the Instructions to Borsa Italiana Regulation.

Issuer: Mediaset S.p.A.
Website: www.mediaset.it
Financial year to which this Report refers: closing date as at 31 December 2008
Date of approval: 17 March 2009

CODE OF CORPORATE GOVERNANCE MEDIASET S.P.A.

Article 1 – Role of the board of directors

1.1 The board of directors is the collegiate body which governs the company. It meets at regular intervals and is organised and operates in such a way as to perform its functions in an effective and efficient manner.
The directors act and pass resolutions independently and with full knowledge of the facts, pursuing the priority of creating value for the shareholders.

Pursuant to the provisions of the company bylaws in effect, the broadest possible powers of ordinary and extraordinary management of the company are conferred upon the board of directors, which is granted authority to perform all the actions held to be most appropriate in the pursuit of the company objects.

The board of directors may appoint one or more Vice Chairmen and grant authority to one or more of its members, also with the qualification of Managing Director, to perform all or some of its powers, without prejudice to the provisions of article 2381 of the Italian Civil Code and article 23 of the Company Bylaws. It may also appoint an Executive Committee, to which to delegate some or all of its powers, except for those reserved by law for the board of directors.

The board of directors may establish other committees, also comprising members who are not board directors, establishing their duties, powers and any remuneration, in addition to their composition and method of operation.

Delegated activities form the subject of reports to the board of directors during board meetings. Article 20 of the bylaws makes provision that the directors and the audit board be informed at least every quarter, by the board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

1.2 In detail the board of directors:

a) examines and approves the company's strategic, operating and financial plans, in addition to the corporate structure of the group it heads;
b) evaluates the adequacy of the organizational, administrative and accounting structure of the company and its strategically significant subsidiaries, with particular regard to the internal control system and the management of conflicts of interest;
c) delegates and revokes the powers of the Chairman, the Vice Chairman, the Managing Director and the Executive Committee, specifying limitations and the manner in which they must be exercised;
d) establishes, after examining the proposal of the special committee and consulting the audit board, the remuneration of the directors who are appointed to particular positions within

the company and, if the shareholders' meeting has not already done so, determines the total amount to which the board directors are entitled;

e) evaluates the general performance of the company, with special regard to the information received from the Executive Committee, the Chairman, the Vice Chairman, the Managing Director and the Internal Control Committee, and periodically verifies the results achieved against those planned;

f) examines and approves in advance transactions carried out by the company and its subsidiaries with a significant impact on the company's profitability, assets and liabilities or financial position, with special regard to transactions in which one or more directors hold an interest on their own behalf or on behalf of third parties and, in more general terms, to transactions involving related parties; to this end, the board shall establish general criteria for identifying these transactions;

g) evaluates, at least once a year, the size, composition and performance of the board of directors and its committees, identifying where necessary new professional figures whose presence on the board is considered to be appropriate;

h) provides information, in the annual report on corporate governance, on the application of this article I and, in particular, on the number of meetings of the board and of the executive committee, if any, held during the fiscal year, plus the percentage attendance of each director.

1.3 Directors accept directorships when they deem that they can devote the necessary time to the diligent performance of their duties, also in consideration of the number of offices held as director or auditor in other companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size.

On the basis of the information received from the directors, the board annually records the positions of director or auditor held by the directors in the aforementioned companies and discloses them in the annual report on corporate governance.

1.4. The board issues guidelines regarding the maximum number of engagements as director or auditor in the types of companies referred to in the above paragraph that may be considered compatible with the effective performance of a director's duties. To this end, the board establishes the general criteria, differentiating them according to the commitment entailed by each role (executive or non-executive or independent director), in addition to the nature and size of the companies in which the positions are held, plus whether or not the companies form part of the group; it may also take into account the participation of the directors in committees established within the ranks of the board.

1.5 If for organisational reasons the shareholders' meeting authorises departures, on a general and preventive basis, from the rule prohibiting competition, pursuant to Article 2390 of the Italian Civil Code, the board of directors assesses each such departure, reporting on any critical issues at the next shareholders' meeting. To this end, directors inform the board on accepting their appointment of any activities exercised in competition with the company and of any effective modifications that ensue.

Article 2 – Composition of the board of directors

2.1 The board of directors is made up of executive and non-executive directors.

The following are executive directors:

- the directors to whom the board of directors has granted individual management powers, as well as directors with management duties within the company or in one of its strategically significant subsidiaries, or in the controlling company when the directorship also concerns the company;
- the Chairman, Vice Chairman and Managing Director of the company or of a strategically significant subsidiary;
- directors who are members of the executive committee.

The distribution of powers among executive directors is based on the principle of the distinction of competences.

The granting of powers exclusively in cases of urgency to directors who are not provided with management powers is not enough, per se, to cause them to be identified as executive directors, unless such powers are actually exercised with considerable frequency.

2.2 Non-executive directors bring their specific expertise to board discussions and contribute to balanced decisions being taken, with special regard to areas where conflicts of interest may exist.

The number, competence, authority and time availability of non-executive directors is such as to ensure that their judgement has a significant impact on the board's decisions.

2.3 The directors are aware of the duties and responsibilities relating to their office. The chairman of the board of directors makes his/her best efforts to encourage the directors to participate in initiatives aimed at increasing their knowledge of the real business situation and its dynamics, also having regard to the relevant regulatory framework, so that they may carry out their role effectively.

Article 3 – Independent directors

3.1 The general meeting appoints the board of directors, ensuring that there is an adequate number of independent directors.

3.2 An adequate number of non-executive directors are independent, in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the company or persons linked to the company, of such a significance as to influence their independent judgement.

3.3 The board of directors evaluates the independence of its non-executive members with regard to the content rather than the form. Directors are not generally considered to be independent in the following cases, which are given by way of example and without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, trustees or a third party, or are able to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or considerable influence over the company;

b) if they are, or have in the preceding three fiscal years been a significant representative of the company, of a strategically significant subsidiary or of a company under joint control, or

of an entity controlling the company or able to exercise a considerable influence over same, also jointly with others through a shareholders' agreement;

c) if they have, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
with the company, one of its subsidiaries, or any of its significant representatives;
with a subject who, jointly with others through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives;
or are, or have been in the preceding three fiscal years, an employee of the aforementioned subjects;

d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional remuneration with respect to the "fixed" remuneration of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;

e) if they have been directors of the company for more than nine years in the last twelve years;

f) if they are directors in a subsidiary company;

g) if they are executive directors in another company in which an executive director of the company is a director;

h) if they are shareholders or quotaholders or directors of a legal entity belonging to the same network as the company appointed to audit the accounts of the company;

i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purposes of the above, the legal representative, the chairman of the board of directors, the executive directors and executives with strategic responsibilities in the relevant company, must be considered as "significant representatives".

3.4 The number and competences of the independent directors shall be adequate in relation to the size of the board and the business performed by the company; moreover, they must be such as to enable the constitution of committees within the board, according to the indications set out in the Code.

3.5 With regard to their competences, independent directors are required to have sufficient knowledge of the economic and business environment and preferably possess competences in similar environments and/or sectors to those in which the company operates, such as for example:

- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

3.6 The board of directors periodically assesses the independence of the directors, with the support of the governance committee.

After the appointment of directors who represent themselves as independent, and subsequently at least once a year, the board of directors, on the basis of the information provided by said directors, also by means of statements signed by same, evaluates those relations which could be or appear to be such as to jeopardize the independent judgement of these directors.

The board of directors notifies the result of its assessments at the first meeting after the appointment, by issuing a press release to the market and, subsequently, in the annual report on corporate governance, specifying, with adequate reasons, whether any criteria have been adopted other than those indicated in these criteria.

3.7 The audit board shall ascertain, in the framework of the duties attributed to it by the law, the correct application of the assessment criteria and procedures adopted by the board for assessing the independence of its members. The outcome of such controls is notified to the market in the annual report on corporate governance or in the report of the audit board to the shareholders' meeting.

3.8 The independent directors meet at least once a year without the other directors in attendance, when called by the most senior independent director.

Article 4 – Chairman of the board of directors

4.1 The Chairman holds the competences and exercises the powers conferred upon him/her by the law, the bylaws and the board of directors.

The Chairman also exercises the operating and management powers conferred upon him/her.

The Chairman also represents the company pursuant to the bylaws.

4.2 The Chairman coordinates the work of the board of directors and chairs board meetings. Board meetings are called by the Chairman or by his/her deputy.

The directors are notified of the call to meet, pursuant to the bylaws, in such a way as to allow them to gain full knowledge about the items on the agenda and gather the useful information needed for them to participate effectively in the work of the board.

For these purposes the directors are provided with information regarding the items on the agenda a suitable period in advance of board meetings. In any case, during board meetings they are provided with a detailed, wide-ranging and comprehensive presentation of all matters, in such as way as to allow them to take informed decisions on the matters to discuss.

Article 5 – Treatment of corporate information

5.1 All the directors and members of the audit board shall keep the documents and information acquired in the performance of their duties confidential and comply with the procedure adopted by the company for the internal handling and disclosure to third parties of such documents and information.

5.2 Communications to the authorities and the public are made pursuant to the terms and in the manner stipulated by current legislation, consistently with the principle of parity of information.

5.3 The Chairman, the Vice Chairman and the Managing Director liaise to ensure that corporate information is handled correctly; to this end they submit proposals for approval to the board of

directors regarding a procedure for the internal handling and disclosure to third parties of documents and information concerning the company, with special regard to price sensitive information.

Article 6 – Establishment and operation of internal committees of the board of directors

6.1 The board of directors establishes one or more committees among its members to act in a consulting role and make proposals as set out in the articles below.

6.2 The establishment and operation of board directors' committees comply with the following criteria:

a) committees are made up of at least three members;
b) the duties of individual committees are specified in the resolution which established them and may be supplemented or amended by a subsequent resolution of the board of directors;
c) the minutes are taken of the meetings of each committee;
d) in the performance of their duties, internal committees have the right to access the necessary company information and functions, according to the procedures established by the board of directors, as well as to avail themselves of external advisers. The company makes adequate financial resources available to the committees to perform their duties, within the limits of the budget approved by the board;
e) persons who are not members of the committee may participate in the meetings of each committee, at the invitation of same with regard to individual items on the agenda;
f) the board of directors provides comprehensive information, in the annual report on corporate governance, on the establishment and composition of committees, on the duties and authority conferred upon them and the activity actually performed during the fiscal year, specifying the number of meetings held and the relevant percentage participation of each member.

Article 7 – Appointment of directors

7.1 Directors are appointed by means of a transparent procedure, which provides, inter alia, timely and adequate information on the personal and professional qualifications of the candidates.

7.2 Lists of candidates, accompanied by exhaustive information on their personal characteristics and professional qualifications and indicating where appropriate their eligibility to qualify as independent directors as defined in Article 3, are lodged at the company's registered office at least fifteen (15) days before the date fixed for the shareholders' meeting at first call. The lists, complete with information on the qualifications of the candidates, are published promptly on the company website.

Article 8 – Remuneration committee and remuneration of directors

8.1 The remuneration of directors is fixed at a sufficient level to attract, maintain and motivate directors endowed with the professional skills needed to manage the company successfully.

8.2 The remuneration of executive directors is specified in such a way as to align their interests with the priority objective of creating value for shareholders in the medium-long term.

8.3 The remuneration of non-executive directors is proportional to the commitment required from each of them, taking into account their possible participation in one or more committees. Non-executive directors may not be beneficiaries of equity based remuneration plans, unless so decided by the shareholders' meeting, which shall also give the relevant reasons.

8.4 The board of directors shall establish among its members a remuneration committee, made up of non-executive directors, the majority of whom are independent.

8.5 The Remuneration Committee presents proposals to the board of directors and performs periodic assessments of:

- the remuneration of directors holding specific positions in Mediaset SpA, with the provision that a part of this remuneration is linked to the economic results reported by the company and/or the achievement of other specific objectives;
- the general remuneration criteria applied to Mediaset Group directors (fixed/variable portion, mbo reference criteria, assessment and regulation criteria for emoluments/remuneration with regard to offices in Group companies);
- the criteria, categories of beneficiary, amount, terms, conditions and manner of application of stock option plans.

8.6 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

8.7 No directors shall participate in meetings of the remuneration committee in which proposals are submitted to the board of directors regarding their own remuneration.

Article 9 - Governance committee

9.1 The board of directors establishes a governance committee on which non-executive and independent directors sit.

9.2 The Governance Committee:

- assesses the company's Code of Corporate Governance, containing the corporate governance principles followed by the board of directors in the performance of its duties, and formulates proposals;
- performs the duties assigned to it by the board of directors, with special regard to the review of the Code of Corporate Governance adopted by the company;
- supports the board in its assessment of the continuing independence of independent directors.

9.3 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

Article 10 – Internal control system

10.1 The internal control system is the set of rules, procedures and organizational structures addressed to ensuring that the company is managed soundly, correctly and consistently with the goals established, by identifying, measuring, managing and monitoring the main risks.

10.2 An effective internal control system contributes to the protection of corporate assets, the efficiency and effectiveness of its business transactions, the reliability of financial information, and compliance with laws and regulations.

10.3 The board of directors assesses the adequacy of the internal control system with respect to the features of the company.

10.4 The board of directors ensures that its assessments and decisions regarding the internal control system, the approval of the company's balance sheets and half yearly reports, as well as the relationships between the company and the external auditor, are supported by adequate preparatory work. For these purposes, the board of directors establishes an internal control committee, made up of non-executive directors, the majority of whom are independent. At least one member of the committee must have adequate experience in accounting and finance, to be evaluated by the board of directors at the time of his/her appointment.

10.5 The board of directors, with the assistance of the internal control committee:

a) defines guidelines for the internal control system, in such a way that the main risks to which the company and its subsidiaries are exposed are correctly identified, and adequately measured, managed and monitored, also establishing the criteria for determining whether such risks are compatible with the sound and correct management of the company;
b) appoints an executive director in charge of supervising the functionality of the internal control system;
c) evaluates, at least once a year, the adequacy, effectiveness and actual operation of the internal control system;
d) describes the basic components of the internal control system and its assessment of the overall adequacy of same in the annual report on corporate governance.

10.6 The board of directors, as proposed by the executive director in charge of supervising the functionality of the internal control system and after consulting the internal control committee, appoints and revokes the person in charge of internal control.

10.7 The board of directors exercises its functions with regard to the internal control system in due consideration of the reference models and best practices adopted in Italy and internationally. Particular attention shall be addressed to the organization and management models adopted pursuant to legislative decree 231, June 8, 2001.

Article 11 - Internal control committee

11.1 In addition to assisting the board of directors in the performance of its duties as set out in point 10.5, the internal control committee:

a) assesses, on a joint basis with the executive responsible for preparing the company's accounting documents and the auditors, the correct application of the accounting principles and, in the case of groups, the consistency of same for the purposes of preparing the consolidated balance sheet;
b) at the request of the executive director appointed for this purpose, expresses opinions on specific issues relating to the identification of the main risks to which the company is exposed, as well as on the design, implementation and management of the internal control system;
c) reviews the work plan prepared by the officers in charge of internal control as well as the periodic reports prepared by them;
d) assesses the proposals submitted by firms of auditors seeking to be engaged, in addition to the work plan prepared for the audit and the results described in the report and the letter of recommendations, if any;
e) supervise the validity of the audit process;
f) perform any additional duties assigned to it by the board of directors;

g) report to the board, at least once each half year, at the time of approval of the balance sheet and the half yearly report, on the work performed and on the adequacy of the internal control system.

11.2 The chairman of the audit board or another auditor designated by the chairman of the board shall participate in the work of the committee.

Article 12 - Executive director in charge of supervising the functionality of the internal control system

The executive director in charge of supervising the functionality of the internal control system:

a) identifies the main business risks, taking into account the characteristics of the activities carried out by the company and its subsidiaries, and submits them periodically for the board of directors to review;

b) implements the guidelines defined by the board of directors, making provision for the design, implementation and management of the internal control system, in addition to constantly monitoring its overall adequacy, effectiveness and efficiency; the executive director also makes adjustments to this system in accordance with changes in operating conditions and the legislative and regulatory framework;

c) makes proposals to the board of directors regarding the appointment and revocation of the person in charge of internal control;

d) fixes the remuneration of the person in charge of internal control after consulting the internal control committee.

Article13 - Person in charge of internal control

13.1 The person in charge of internal control:

a) ensures that the internal control system is always adequate, fully operational and effective;

b) is not responsible for any operating divisions and does not report hierarchically to any manager of operating divisions;

c) has direct access to all useful information for the performance of his/her duties;

d) is provided with adequate means to perform the functions assigned to him/her;

e) reports to the internal control committee, the audit board and the executive director in charge of supervising the functionality of the internal control system. In detail, the person in charge of internal control reports on the procedures involved in risk management, on compliance with the plans defined to reduce same and formulates his/her evaluation of the internal control system to achieve an acceptable overall risk profile.

13.2 The company establishes an internal audit function. The person in charge of internal control is responsible for the internal audit function.

Article 14 – Directors' interests and transactions with related parties

14.1 The board of directors adopts measures aimed at ensuring that the transactions in which directors have an interest, either on their own behalf or on behalf of third parties, and that the transactions carried out with related parties, are performed in a transparent manner and are substantially and formally correct.

14.2 The board of directors, after consulting the internal control committee, establishes approval and implementation procedures for the transactions carried out by the company, or its subsidiaries, with related parties. In detail, it defines the specific transactions which must be approved after consulting the internal control committee and/or with the assistance of independent experts.

14.3 The board of directors adopts operating solutions to facilitate the identification and adequate handling of those situations in which a director holds an interest on his/her behalf or on behalf of third parties.

Article 15 - Members of the statutory audit board

15.1 Statutory auditors are appointed by means of a transparent procedure which provides, inter alia, timely and adequate information on the personal and professional characteristics of the candidates.

15.2 The statutory auditors also act independently vis-à-vis the shareholders who elected them.

15.3 The company adopts suitable measures to ensure the effective performance of the typical duties of the audit board.

15.4 Lists of candidates, accompanied by detailed information on their personal characteristics and professional qualifications, are lodged at the company's registered office at least fifteen (15) days prior to the date fixed for the shareholders' meeting at first call. The lists, complete with information on the characteristics of the candidates, are published promptly on the company website.

15.5 The statutory auditors are independent professionals. The audit board verifies compliance with said criteria after appointment and subsequently on an annual basis. The outcome of such verification is published promptly in the annual report on corporate governance.

15.6 The statutory auditors accept the appointment when they believe that they can devote the necessary time to the diligent performance of their duties.

15.7 The statutory auditors who have an interest, either directly or on behalf of third parties, in a certain transaction of the company, must promptly and exhaustively inform the other auditors and the chairman of the board as to the nature, terms, origin and extent of their interest.

15.8 The audit board monitors the independence of the auditing firm, verifying both compliance with the provisions of the law and regulations governing the matter, as well as the nature and extent of services other than accounting control provided to the company and its subsidiaries by the same auditing firm and the entities belonging to the same network.

15.9 In the framework of their activities, the auditors may ask the internal audit function to assess specific operating areas or company transactions.

15.10 The statutory audit board and the internal control committee promptly exchange material information regarding the performance of their respective duties.

Article 16 - Shareholder relations

16.1 The board of directors endeavours to engage in an ongoing dialogue with the shareholders based on an understanding of their reciprocal roles.

16.2 The board of directors makes its best efforts to ensure that significant information regarding the company is made promptly available to shareholders in an easily accessible form, to allow them to exercise their rights in an informed manner. For this purpose, the company

publishes a special section on its website, in which the aforementioned information is available, with particular reference to procedures to attend shareholders' meetings and exercise voting rights at them, as well as the documentation relating to items on the agenda of shareholders' meetings, including the lists of candidates for the positions of director and auditor, complete with a description of the relevant personal characteristics and professional qualifications.

16.3 The board of directors identifies a person in charge of shareholder relations and periodically evaluates the adequacy of the business structure responsible for this function.

Article 17 - General meetings

17.1 The board of directors promotes initiatives to encourage the broadest possible attendance of shareholders at general meetings and to facilitate the process of exercising their rights.

17.2 The board of directors makes its best efforts to limit restrictions and fulfilments which make it difficult and burdensome for shareholders to attend shareholders' meetings and exercise their voting rights.

17.3 All directors usually attend shareholders' meetings. Shareholders' meetings also provide an opportunity to disclose information regarding the company to the shareholders, in compliance with the rules governing price-sensitive information. In particular, the board of directors reports to the shareholders' meeting as regards work performed and planned, as well as making its best efforts to ensure that the shareholders receive adequate information about the elements needed for them to make informed decisions on matters which are the competence of the shareholders' meeting.

17.4 The board of directors submits regulations to the shareholders' meeting for approval, setting out the procedures to be followed for ordinary and extraordinary shareholders' meetings to be held in an orderly and effective manner, without prejudice to the right of individual shareholders to express their opinions on the matters under discussion.

Text approved by the board of directors, March 1, 2007

12g3-2(b)

MEDIASET S.p.A.

2008 Annual Report
Financial Statements and Explanatory Notes

MEDIASET S.p.A.

Balance Sheet as at 31 December 2008

(amounts in EUR)

ASSETS	Notes	31/12/2008	31/12/2007
Non current assets	**5**		
Property, plant and machinery and other tangible assets	5.1	4,924,696	5,030,228
Television rights	5.2	-	17,553,734
Other intangible assets	5.4	123,360	112,753
Investments in:	5.5		
subsidiaries		1,488,747,922	1,488,285,811
other companies		1,999	1,999
Total		1,488,749,921	1,488,287,810
Receivables and other non current financial assets	5.6	51,356,849	50,741,373
Deferred tax assets	5.9	11,894,552	27,818,738
Total non current assets		**1,557,049,378**	**1,589,544,636**
Current Assets	**6**		
Trade receivables due from:	6.2		
customers		151,619	94,766
associates		108,000	49,443
subsidiaries		43,427,287	4,883,804
holding companies		9,000	9,000
Total		43,695,906	5,037,013
Tax assets	6.3	1,939,249	618,233
Other trade receivables and current assets	6.4	35,931,342	51,940,567
Intercompany financial receivables due from	6.5		
subsidiaries		3,318,394,896	3,373,930,089
affiliated companies and joint ventures		136,176	-
Totale		3,318,531,072	3,373,930,089
Other financial current assets	6.6	19,433,925	27,761,946
Cash and cash equivalents	6.7	81,840,068	68,961,610
Total current assets		**3,501,371,562**	**3,528,249,458**
Non current assets held for sale	**7**	**-**	**-**
TOTAL ASSETS		**5,058,420,940**	**5,117,794,094**

MEDIASET S.p.A.

Balance Sheet as at 31 December 2008

(amounts in EUR)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	31/12/2008	31/12/2007
Shareholders' equity	8		
Share capital	8.1	614,238,333	614,238,333
Share premium reserve	8.2	275,237,092	275,237,092
Treasury shares	8.3	(416,656,052)	(416,656,052)
Other reserves	8.4	2,311,137,425	2,318,210,326
Revaluation reserve	8.5	11,435,974	13,782,176
Reserve for rounding figures		3	2
Profit (loss) brought forward	8.6	(807,853,578)	(807,853,578)
Profit (loss) for the year	8.7	342,478,810	481,609,276
TOTAL SHAREHOLDERS' EQUITY		2,330,018,007	2,478,567,575
Non current liabilities	9		
Post-employment benefit plans	9.1	4,581,174	4,698,211
Deferred tax liabilities	9.2	629,018	1,631,016
Payables and financial liabilities	9.3	883,729,684	822,462,036
Provisions for risks and charges	9.4	34,755,796	36,882,300
Total non current liabilities		**923,695,672**	**865,673,563**
Current liabilities	10		
Payables due to banks	10.1	543,190,135	499,908,510
Trade payables	10.2		
suppliers		4,825,126	6,421,219
subsidiaries		598,030	715,586
associates		268,934	282,953
holding companies		318,637	25,000
Total		6,010,727	7,444,758
Provisions for risks and charges	10.3	80,000	110,644
Tax payables	10.4	16,366,510	33,235,328
Intercompany financial payables due to	10.5		
subsidiaries		358,864,811	332,264,696
affiliated companies and joint ventures		-	2,857,915
Total		358,864,811	335,122,611
Other financial liabilities	10.6	866,391,119	877,700,191
Other current liabilities	10.7	13,803,959	20,030,914
Total current liabilities		**1,804,707,261**	**1,773,552,956**
Non current liabilities linked to assets held for sale	11	-	-
TOTAL LIABILITIES		**2,728,402,933**	**2,639,226,519**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,058,420,940**	**5,117,794,094**

MEDIASET S.p.A.

Income Statement as at 31 December 2008

(amounts in EUR)

INCOME STATEMENT	Notes	2008	2007
Revenues	12		
Revenues from sales and services	12.1	18,749,636	25,708,088
Other revenues and proceeds	12.2	29,141,301	922,905
Total revenues		**47,890,937**	**26,630,993**
Costs	13		
Personnel expenses	13.1	29,848,363	29,395,845
Non recurring income	13.1	-	(1,004,044)
Purchases	13.2	390,059	336,168
Services	13.5	18,233,620	17,566,319
Leasing and rental	13.6	3,061,305	2,998,957
Sundry operating costs	13.8	4,897,925	4,961,483
Amortisation and depreciation	13.9	9,971,214	14,061,225
Total costs		**66,402,486**	**68,315,953**
Profit/(loss) deriving from disposals of non current assets	14	-	-
Operating profit		**(18,511,549)**	**(41,684,960)**
(Charges)/proceeds deriving from financial investments	15		
Financial charges	15.1	(236,000,530)	(171,278,384)
Financial proceeds	15.2	288,416,359	222,464,025
Proceeds/(charges) deriving from investments	15.3		
dividends from subsidiaries		308,153,849	484,230,775
other proceeds/(charges) deriving from investments		-	(52)
Total		308,153,849	484,230,723
Total (charges)/proceeds deriving from financial investments		**360,569,678**	**535,416,364**
Pre-tax result		**342,058,129**	**493,731,404**
Income taxes for the year	16		
current taxes	16.1	(16,895,178)	(353,339)
deferred tax assets and liabilities	16.2	16,474,497	12,475,467
Total income taxes for the year		**(420,681)**	**12,122,128**
Net result for the year		**342,478,810**	**481,609,276**
Profit/(loss) deriving from assets to be transferred	17	-	-
Profit (loss) for the year	18	**342,478,810**	**481,609,276**

MEDIASET S.p.A.

Cash flow statement as at 31 December 2008

(EUR thousands)

CASH FLOW FROM OPERATING ACTIVITIES	31/12/2008	31/12/2007
Operating income	(18,512)	(41,685)
Amortisation and depreciation (intangible/tangible assets)	9,971	14,061
Allowances net of utilisation	(2,638)	(1,906)
Other non monetary changes	435	1,054
Changes in current assets	(30,397)	118,572
Plusv/minusv cessione imm.ni - partecipazioni	(24,422)	-
Interests accrued/due	164,463	147,529
Tax payables/receivables	(1,257)	(102,110)
Dividends collected	308,739	484,231
Net cash generated by operating activities (A)	**406,382**	**619,746**
CASH FLOW FROM INVESTING/DISINVESTING ACTIVITIES		
Revenues from the sale of investments and other financial assets	-	80,000
Total revenues from the sale of fixed assets	-	80,000
(Investments)/Disposals in tangible assets	(33)	(11)
(Investments)/Disposals in intangible assets (rights)	32,252	(178)
(Investments)/Disposals in other intangible assets	(120)	(109)
Totale (Investimenti)/Disinvestimenti in immobilizzazioni	32,099	(298)
Payments for increases in financial assets	(12,311)	(2,012)
Revenues for decrease in financial assets	-	14,890
Net cash deriving from/utilised for investments (B)	**19,788**	**92,580**
CASH FLOW FROM FINANCING ACTIVITIES		
Changes in Treasury shares owned	-	(2,792)
Net variation of long term financial payables	61,268	385,873
Dividends paid	(488,653)	(488,679)
Net variation of other financial assets/ liabilities	96,748	(316,289)
Interests due and other financial charges	(108,218)	(97,723)
Net cash deriving from/utilised for financial activities (C)	**(438,855)**	**(519,610)**
Variation in liquidity and equivalents (D=A+B+C)	**(12,685)**	**192,716**
Cash and equivalents at the beginning of the year (E)	**3,054,191**	**2,861,475**
Cash and equivalents at end of the year (F=D+E)	**3,041,506**	**3,054,191**

Statement of changes in Shareholders' equity for the years ended as at 31 December 2008 and 31 December 2007

(EUR thousands)

	Share capital	Share premium reserve	Treasury shares	Legal reserve	Other reserves	Evaluation reserve	Profit/(loss) brought forward	Profit/(loss) for the year	Total Shareholders' equity
Balance as of 1/1/2007	**614,238**	**275,237**	**(413,901)**	**122,848**	**2,161,796**	**9,851**	**(807,687)**	**522,435**	**2,484,817**
2006 net result allocation									
as per GM resolution of 19/04/2007					33,730	26		(522,435)	(488,679)
Changes in reserve coverage shares					(141)				(141)
Movimentazione IRS						2,929			2,929
Changes in Stock Option Plans									
Changes in purchase/sale			(2,755)		(22)				(2,777)
of Treasury shares						199	(166)		33
Changes in post-employment benefit plans						777			777
Changes in H.R. collar on interest rates								481,609	481,609
Profit (loss) for the year									
Balance as of 31/12/2007	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,195,363**	**13,782**	**(807,853)**	**481,609**	**2,478,568**
Balance as of 1/1/2008	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,195,363**	**13,782**	**(807,853)**	**481,609**	**2,478,568**
2007 net result allocation									
as per GM resolution of 16/04/2008					(7,158)	114		(481,609)	(488,653)
Reserve on unrealised exchanges flow					84	(85)			(1)
Changes in Stock Option Plans						897			897
Changes in purchase/sale									
of Treasury shares									-
Changes in post-employment benefit plans						(102)			(102)
Changes in H.R. collar on interest rates						(3,170)			(3,170)
Profit (loss) for the year								342,479	342,479
Balance as of 31/12/2008	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,188,289**	**11,436**	**(807,853)**	**342,479**	**2,330,018**

MEDIASET S.p.A.

Balance Sheet pursuant to CONSOB Decision No. 15519 of 27 July 2006

ASSETS	**Notes**	**31/12/2008**	*of witch related parties*	*% of incidence*	**31/12/2007**	*of witch related parties*	*% of incidence*
Non current assets	**5**						
Property, plant and machinery and other tangible assets	5.1	4,924,696			5,030,228		
Television rights	5.2	-			17,553,734	*13,135,586*	*74.8%*
Other intangible assets	5.4	123,360			112,753		
Investments in:	5.5						
subsidiaries		1,488,747,922			1,488,285,811		
other companies		1,999			1,999		
Total		1,488,749,921			1,488,287,810		
Receivables and other non current financial assets	5.6	51,356,849			50,741,373		
Deferred tax assets	5.9	11,894,552			27,818,738		
Total non current assets		**1,557,049,378**			**1,589,544,636**		
Current Assets	**6**						
Trade receivables due from:	6.2						
customers		151,619			94,766		
associates		108,000			49,443		
subsidiaries		43,427,287			4,883,804		
holding companies		9,000			9,000		
Total		43,695,906			5,037,013		
Tax assets	6.3	1,939,249			618,233		
Other trade receivables and current assets	6.4	35,931,342	*33,511,687*	*93.3%*	51,940,567	*49,356,135*	*95.0%*
Intercompany financial receivables due from	6.5						
subsidiaries		3,318,394,896			3,373,930,089		
affiliated companies and joint ventures		136,176			-		
Total		3,318,531,072			3,373,930,089		
Other financial current assets	6.6	19,433,925	*18,367,473*	*94.5%*	27,761,946	*25,513,405*	*91.9%*
Cash and cash equivalents	6.7	81,840,068			68,961,610		
Total current assets		**3,501,371,562**			**3,528,249,458**		
Non current assets held for sale	**7**	-			-		
TOTAL ASSETS		**5,058,420,940**			**5,117,794,094**		

Other receivables and current assets pertaining to related parties mainly refer to receivables due from subsidiaries: EUR 26,392 thousand from IRES receivables based on tax consolidation and EUR 6,923 thousand from Group's centralised VAT payables.

Other current financial assets pertaining to related parties include receivables due from subsidiary R.T.I. S.p.A. regarding exchange rate hedge derivative instruments that Mediaset S.p.A. has acquired in the market and that were subject to transfer based on an intercompany contract and EUR 7,550 thousand for Telecinco shares equal to EUR 7.55 per share calculated at market value as at 31 December 2008.

MEDIASET S.p.A.

Balance Sheet pursuant to CONSOB Decision No. 15519 of 27 July 2006

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	31/12/2008	of witch related parties	% of incidence	31/12/2007	of witch related parties	% of incidence
Shareholders' equity	8						
Share capital	8.1	614,238,333			614,238,333		
Share premium reserve	8.2	275,237,092			275,237,092		
Treasury shares	8.3	(416,656,052)			(416,656,052)		
Other reserves	8.4	2,311,137,425			2,318,210,326		
Revaluation reserve	8.5	11,435,974			13,782,176		
Reserve for rounding figures		3			2		
Profit (loss) brought forward	8.6	(807,853,578)			(807,853,578)		
Profit (loss) for the year	8.7	342,478,810			481,609,276		
TOTAL SHAREHOLDERS' EQUITY		**2,330,018,007**			**2,478,567,575**		
Non current liabilities	9						
Post-employment benefit plans	9.1	4,581,174			4,698,211		
Deferred tax liabilities	9.2	629,018			1,631,016		
Payables and financial liabilities	9.3	883,729,684			822,462,036		
Provisions for risks and charges	9.4	34,755,796			36,882,300		
Total non current liabilities		**923,695,672**			**865,673,563**		
Current liabilities	10						
Payables due to banks	10.1	543,190,135			499,908,510		
Trade payables	10.2						
suppliers		4,825,126			6,421,219		
subsidiaries		598,030			715,586		
associates		268,934			282,953		
holding companies		318,637			25,000		
Total		6,010,727			7,444,758		
Provisions for risks and charges	10.3	80,000			110,644		
Tax payables	10.4	16,366,510			33,235,328		
Intercompany financial payables due to	10.5						
subsidiaries		358,864,811			332,264,696		
affiliated companies and joint ventures		-			2,857,915		
Total		358,864,811			335,122,611		
Other financial liabilities	10.6	866,391,119	*852,673,985*	*98.4%*	877,700,191	*852,089,886*	*97.1%*
Other current liabilities	10.7	13,803,959	*7,924,406*	*57.4%*	20,030,914	*14,251,755*	*71.1%*
Total current liabilities		**1,804,707,261**			**1,773,552,956**		
Non current liabilities linked to assets held for sale	11	-			-		
TOTAL LIABILITIES		**2,728,402,933**			**2,639,226,519**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,058,420,940**			**5,117,794,094**		

Other financial liabilities pertaining to related parties mainly refer to an intercompany loan granted to subsidiary Mediaset Investment Belgium S.p.r.l. for a total amount of EUR 851,608 thousand, including accruals of interest at year end.

Other current liabilities pertaining to related parties mainly include a payable concerning the Group's centralised VAT (EUR 4,903 thousand) and payables due to subsidiaries for tax consolidation purposes (EUR 3,017 thousand).

MEDIASET S.p.A.

Income Statement pursuant to CONSOB Decision No. 15519 of 27 July 2006

INCOME STATEMENT	Notes	31/12/2008	of witch related parties	% of incidence	31/12/2007	of witch related parties	% of incidence
Revenues	12						
Revenues from sales and services	12.1	18,749,636	*18,145,918*	*96.8%*	25,708,088	*25,282,083*	*98.3%*
Other revenues and proceeds	12.2	29,141,301	*24,766,911*	*85.0%*	922,905	*338,020*	*36.6%*
Total revenues		**47,890,937**			**26,630,993**		
Costs	13						
Personnel expenses	13.1	29,848,363			29,395,845		
Non recurring income	13.1	-			(1,004,044)		
Purchases	13.2	390,059			336,168		
Services	13.5	18,233,620	*2,648,638*	*14.5%*	17,566,319	*2,125,048*	*12.1%*
Leasing and rental	13.6	3,061,305	*2,702,041*	*88.3%*	2,998,957	*2,656,050*	*88.6%*
Sundry operating costs	13.8	4,897,925			4,961,483		
Amortisation and depreciation	13.9	9,971,214			14,061,225		
Total costs		**66,402,486**			**68,315,953**		
Profit/(loss) deriving from disposals of non current assets	14	-			-		
Operating profit		**(18,511,549)**			**(41,684,960)**		
(Charges)/proceeds deriving from financial investments	15						
Financial charges	15.1	(236,000,530)	*(119,925,339)*	*50.8%*	(171,278,384)	*(71,764,784)*	*41.9%*
Financial proceeds	15.2	288,416,359	*220,731,111*	*76.5%*	222,464,025	*(206,630,758)*	*-92.9%*
Proceeds/(charges) deriving from investments	15.3						
dividends from subsidiaries		308,153,849			484,230,775		
other proceeds/(charges) deriving from investments		-			(52)		
Total		308,153,849			484,230,723		
Total (charges)/proceeds deriving from financial investments		**360,569,678**			**535,416,364**		
Pre-tax result		**342,058,129**			**493,731,404**		
Income taxes for the year	16						
current taxes	16.1	(16,895,178)			(353,339)		
deferred tax assets and liabilities	16.2	16,474,497			12,475,467		
Total income taxes for the year		**(420,681)**			**12,122,128**		
Net result for the year		**342,478,810**			**481,609,276**		
Profit/(loss) deriving from assets to be transferred	17	-			-		
Profit (loss) for the year	18	**342,478,810**			**481,609,276**		

Revenues from sales and services pertaining to related parties mainly refer to the ongoing contract for TV programme leasing with subsidiary R.T.I. S.p.A. for EUR 13,000 thousand, services rendered by the Central Communication and Information Management for EUR 3,010 thousand and the provision of graphic advertising services for EUR 564 thousand.

Other revenues and proceeds pertaining to related parties mainly refer to the capital gain generated from the transfer of the library of television rights to subsidiary R.T.I. S.p.A..

Services to related parties mainly refer to air charter expenses to subsidiary Alba Servizi Aerotrasporti S.p.A. amounting to EUR 1,149 thousand, administrative services to subsidiary R.T.I. S.p.A. for EUR 802 thousand, sponsorship costs in favour of subsidiary Il Teatro Manzoni S.p.A. for a total amount of EUR 448 thousand and cost recovery regarding legal advice concerning the deed of acknowledgement underwritten in 2002 in the context of the granting of a guarantee issued by parent company Fininvest S.p.A.

Third party assets use pertaining to related parties primarily refers to property rents paid to subsidiary R.T.I. S.p.A. for EUR 1,978 thousand, the parent company Fininvest S.p.A. for EUR 246 thousand and EUR 465 thousand for the use of the Fininvest brand granted by parent company Fininvest S.p.A..

Financial charges due to related parties mainly refer to interest due on a loan to subsidiary Mediaset Investment S.a.r.l. for EUR 43,731 thousand, interest due on the Group's current accounts to subsidiary companies and jointly controlled companies for EUR 14,293 thousand and losses from foreign exchange operations to subsidiary R.T.I. S.p.A. for EUR 61,882 thousand (of which EUR 3,651 thousand from valuation).

Financial income from related parties mainly includes interest accrued on Group's current accounts for a total amount of EUR 176,835 thousand to subsidiaries and jointly controlled companies and gains from foreign currency exchange transactions from subsidiary R.T.I. S.p.A. for EUR 43,301 thousand (of which EUR 2,256 thousand from valuation).

Financial income for dividends received from subsidiaries includes dividends received from subsidiary R.T.I. S.p.A. amounting to EUR 221,154 thousand dividends received from subsidiary Publitalia 80 S.p.A. equal to EUR 87,000 thousand.

Greater details on the relations with the Group companies are provided in the Report on Operations, in the relevant section with detailed tables.

MEDIASET S.p.A.

Explanatory Notes

1. General information

Mediaset S.p.A. is a stock company established in Italy and registered with the Registrar of Companies of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the Group's Report on Operations.

These financial statements are denominated in Euro since this is the currency used for most of the Company's operations.

Amounts are in EUR thousands.

2. Adoption of international accounting principles

Following to the enforcement of Italian Law Decree No. 38 of 28 February 2005, implementing European Regulation No. 1606/2002, Mediaset S.p.A. drafted its financial statements ended as at 31 December 2008 consistently with the International Accounting Principles (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and registered within the EU.

The tables and information in these financial statements were prepared in compliance with international standard IAS 1, as established by CONSOB Communication No. DEM 6064313 of 28 July 2006.

Tables and explanatory notes in these financial statements were drafted also supplying additional information about accounting tables and disclosures in compliance with CONSOB Decision No. 15519 and CONSOB Communication No. 6064293, both issued on 28 July 2006.

Data in these financial statements are compared with the financial statements of the previous year drafted and shown following the same criteria.

The financial statements include a summary of mandatory accounting tables (income statement, balance sheet, statement of changes in Shareholders' equity and cash flow statement) with the relevant explanatory notes.

The abridged income statement was prepared in line with the minimum contents required by IAS 1 (Presentation of financial statements) with costs attributed by nature; the balance sheet was drafted by introducing a distinction between "current and non current" assets and liabilities; and the cash flow statement was prepared based on the indirect method.

Section 20 of these Explanatory notes include the information required by IAS 1 and by the newly adopted accounting principle IFRS7, implemented by the European Union in January 2006 (EC Regulation No. 108-2006), which sets out a description of the objectives, policies and procedures adopted by the management separately for the different classes of financial risks (exchange rate risk, liquidity risk, interest rate risk and credit risk) which the company is exposed to, including a sensitivity analysis for the different classes of risk and disclosures about the minimum, medium and maximum concentration and exposures to the different classes of risk during the period of reference in the event that the end-of-period exposure were not sufficiently representative.

Lastly, the complementary amendment to IAS 1 introduced additional obligations of disclosures about the objectives, policies and processes for the management of the company's capital,

specifying, when available, the capital requirements imposed by third parties, the nature, the calculation method as well as any implications in case of failed compliance.

The International Accounting Principles and their interpretation as of the same date were applied for the drafting of these financial statements as at 31 December 2008.

These Financial Statements were drafted in view of business continuity, given the fact that the Company's Directors confirmed that they did not identify any issue of financial or managerial nature, or of any other kind, that could represent a possible risk for the Company to face its obligations in the upcoming future. Business-related risks and uncertainties are described in greater detail in the corresponding sections included in the Directors' Report on Operations. A description concerning how the Mediaset S.p.A. manages the financial risks, to which it is exposed, including, among others, the liquidity risk and the capital risk, is contained in section Additional information on financial instruments and risk management policies in these Explanatory Notes.

3. Summary of accounting standards and valuation criteria

General principles and valuation criteria

The generally adopted criteria for entering assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, fair value is adopted.

Below is a description of the structure adopted for the financial statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these consolidated financial statements.

Tables and structure of the financial statements

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, highlighting interim results regarding EBIT and profit before tax. In order to make it easier to measure the evolution of ordinary operations, cost and revenue items resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately.

These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the financial statements, conflict of interest, the protection of the company's assets and protection of minority shareholders.

The ***Balance Sheet*** is drafted according to a scheme that shows the breakdown of "current/non current" assets and liabilities . An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the company; or
- is mainly held for trading; or

- it is envisaged that it will be sold / discharged within 12 months from the financial statements closing date;

in absence of all three conditions above, assets / liabilities are classified as non current.

The ***Cash Flow Statement*** is drafted by applying the indirect method, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for items of revenues or cost connected with financial flows deriving from investment or financial activities. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

Statements of changes in Shareholders' equity shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit;
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in Shareholders' equity (actuarial profit and losses generated by the assessment of defined benefit plans) or have the same amount allocated to a provision in Shareholders' equity (share based payments for stock option plans);
- movements in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant disclosures are provided, along with breakdowns and changes with respect to the previous year.

It should also be noted that, in order to comply with the indications included in Consob Decision No.15519 of 27 July 2006 "Instructions about the structure of financial statements", in addition to the mandatory statements, new consolidated income statement and balance sheet tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rated determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

Buildings	2.5%
Plant and machinery	10% - 20%
Light construction and equipment	5% - 16%
Office furniture and equipment	8% - 20%
Vehicles and other transportation means	10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in the income statement.

Leases

Lease payments resulting from operating leases are recognised on a straight-line basis for the time of the term of the contract.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are recognised to income statement in the period in which they are incurred if they relate to research costs.

Development expenditures, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets*.

This principle is also used for multi-year licences regarding **television rights**, which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method is generally adopted, calculated for proprietary ownership

rights and rights with unlimited duration over a period of 60 months and for rights with limited duration over a period of the relevant contract and, in any event, a period not exceeding 120 months. This method reflects greater opportunities to exploit television rights, also considering the difficulty in identifying objective components for the correlation between advertising revenues and the amortisation of the same rights. Regardless of the amortisation already recognised, if all showings made available under the relevant television rights contracts have been used up, the residual value is fully discharged.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of starting, intangible assets with undefined useful life or assets not available for use, such assessment is carried out at least once in a year, usually during the preparation of the annual financial statements and at any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value entered in the financial statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Equity investments in associated companies and jointly controlled companies

Equity investment in subsidiary, affiliated companies and jointly controlled companies are assessed using the cost method, reduced for impairment value in compliance with IAS 36. The book value is subject to impairment test. In case of write-down for impairment, the cost is recognised to income statement; the original value is restored in the following years if the reasons for the write-down are no longer applicable.

Non current financial assets

Equity investments other than investments in subsidiaries, affiliated companies, jointly controlled companies and other enterprises, are entered under *Receivables and non current financial assets* are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed of and except in the case of permanent impairments) to a specific reserve in Shareholders' equity.

In the event of write-down for impairment, the cost is recognised to income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the already described criteria established for assets "*Available for sale*" and financial receivables to be paid over 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation. With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Trade receivables

Receivables are recognised at their fair value that corresponds to their estimated face value and written down in the event of impairment; non-EMU currency-denominated receivables were valued at the end-of-period exchange drawn from the European Central Bank.

Bad debt provision is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Other current financial assets

The current financial assets are recognised and written off from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recognised based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "*Financial income / (loss)*" or to a specific reserve in Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the date of closing of the relevant financial statements. Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price assessed by more than one independent experts.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity, income and losses resulting from trading operations are recognised in a specific reserve of Shareholders' equity.

Employee benefits

Post-employment benefit plans

Employee termination benefit can be classified as "Post-employment benefit" of the "defined benefit plan" type, whose already accrued amount has to be projected to estimate the amount to be paid at the moment of termination of the employment relation and subsequently discounted using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee has already accrued during his/her employment period.

By means of actuarial assessment the *interest cost* that represents the expense that the company would incur into by asking the market for a loan for the same amount as the defined benefit plan is recognised in *"Financial (loss)/income"*.

Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in a specific reserve under Shareholders' equity.

It should be noted that, following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued in subsequent years, were accordingly modified in the previous fiscal year, in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees during the month of July 2007.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the first six-month period, will be allocated to complimentary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

Share-based payments plan

In compliance with IFRS 2, Mediaset S.p.A. classified Stock Options as "share based payments" and, for the type included in the *"equity-settled"* category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. Said amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights. In line with the standards established in IFRIC 11 *"IFRS 2-Group and Treasury Shares Transactions"* issued on 30 November 2006 and approved on 1 June 2007 by the European Commission, the Stock Options directly attributed by Mediaset S.p.A. to the employees from its direct and indirect subsidiary companies are to be considered as belonging to the *"equity settled"* category and be therefore recorded as contributions to those companies, both direct and indirect, counterbalanced by a Shareholders' equity reserve.

The fair value is determined by using the "binomial" method.

In line with the principles regulating the transition, this principle was applied to all grants after 7 November 2002 not yet accrued at 1 January 2005.

Trade payables

Trade payables are entered at face value; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations).

These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is recognised at current values in the financial statements and the charges resulting from the passing of time are fully recognised to income statement under item "Financial (loss)/ income".

Non current financial liabilities

The non current financial liabilities are recognised at the amortised cost, using the actual interest rate.

Derivative financial instruments and hedge accounting

Mediaset S.p.A. is liable to financial risks mainly connected to exchange rate fluctuations for the operations of acquisition of television rights, performed by the directly controlled company R.T.I. S.p.A., in other non-Euro currencies, particularly the US dollar.

Mediaset S.p.A. uses derivative instruments (primarily forward contracts on foreign currencies and options) to hedge against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

These contracts, acquired in the market with the purpose of hedging exchange rate risks relative to the purchase of television rights, do not qualify as hedging pursuant to IAS 39 in Mediaset S.p.A. accounts and, therefore, they are recognised with fair value variations to the income statement as realised income or loss, based on foreign exchange transaction valuations under Financial (Loss)/Income.

The fair value of forward contracts on currencies is determined as the discounted difference between the *notional amount* valued at the contract forward rate and the *notional amount* valued at the *fair forward* (period end exchange rate calculated at the account date).

Mediaset S.p.A. is exposed to financial risk from interest rate variation as a result of the stipulation of multi-year loans at variable rates.

With regard to the interest rate risk, when hedging is considered effective pursuant to IAS 39 the effective component of the adjustment to fair value of the derivative instrument used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in income statement. This reserve generates a proportional

effect in income statement concurrently with the generation of the relevant cash flows connected with the occurrence of the risk hedged against, that is, the payment of interest.
As previously indicated in the introduction, section 20 of these Explanatory Notes - *"Complementary information about financial instruments and risk management policies"* – includes a detailed analysis of the instruments used and the relevant models adopted for their evaluation as provided for in IAS 39.

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.

More specifically, in the event of rental or sub-licensing of rights also for short periods of use, that include transfer of the operating contract to the licensee, the revenue is fully recognised at the effective date of transfer of use.
Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.

Cost recoveries are shown directly as cost deduction.

Financial income and charges

Financial income and charges are recognised in income statement on an accrual basis.

Income tax

Current income tax is recognised based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date, considering applicable exemptions and tax credit.
Tax advances and deferred taxation are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also recognised in Shareholders' equity.

Dividends paid out

Dividends are entered under Shareholders' equity in the accounting period in which distribution is approved by the Shareholders' General Meeting.

Dividends received

Dividends received from associated companies are recognised in income statement at the moment in which the right to payment is assessed and only if they derive from the distribution of profit subsequent to the acquisition of the associated company. In the event that they derive from the distribution of reserves of the associated company, set up before the acquisition, such dividends are recognised by deducting their cost from the equity.

Profits and losses from exchange rates

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year is recognised upon approval of the financial statements and the subsequent allocation of profit with reference to the portion which is not absorbed by losses for the period, in provisions that cannot be distributed until realisation.

At year end, the total amount of unrealised profits and losses on exchange rates is recalculated. If total net profit from exchange rates is higher than the amount in the balance sheet reserve, the latter is increased. Conversely, in the event of loss or when net profit is lower than the amount booked in the reserve, either the whole reserve or the surplus is reclassified into a reserve which can be freely distributed upon drafting the relevant financial statements.

Use of estimates

For the purpose of drafting the Group's consolidated financial statements and the relevant Explanatory notes, estimates and assumptions have been used both in relation to the determination of some assets and liabilities items as well as for the valuation of some assets and liabilities items which the Group may register in the upcoming future. Specifically, due to the current macro-economic scenario, that has become increasingly difficult as a result of the current financial turmoil, the Group opted for relying on estimates on future trends that took this high level of uncertainty into account.

The main estimates refer to equity investments' book value. The calculation of the value in use requires an estimate on the expected free cash flow generated by CGUs as well as the calculation of an appropriate discount rate. The main uncertain aspects that may influence such estimates refer to WACC beyond the budget time horizon (g), as well as the hypotheses assumed for the development of the expected free cash flow for the business plans included.

The main data included also refer to the fund for risks and charges.

Estimates and assumptions are subject to periodic reviews and the relevant changes are recognised in income statement.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the income statement starting from the year of adoption.

Not yet applicable accounting principles, amendments and interpretations which the Group did not decide for early adoption.

Amendments to IFRS 1 – First-time adoption of the International Financial Reporting Standards and IAS 27 Consolidated and separate financial statements.

Amendments to IFRS 1 allow the entity to determine, when drafting for the first time its financial statements in compliance with IFRS standards, to calculate the "cost" of its equity investments in subsidiary, affiliated companies and jointly controlled companies according to IAS 27 or based upon the deemed cost.

The amendment to IAS 27 requires that dividends deriving from subsidiaries, associated entities and jointly controlled entities be recognised in the income statement of the Parent Company's Separate Financial Statements. Both amendments shall become effective for the financial years beginning on or after 1 January 2009. The amendment to IAS 27 must be applied prospectively.

The modifications (exclusively referring to IAS 27) have an impact only on the Parent Company's Separate Financial Statements and no impact on the Group's Consolidated Financial Statements.

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009.

IFRS 3R introduces a number of changes in the accounting of business combinations, established after such date, that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future results.

IAS 27R regulates the changes in the ownership interest of a subsidiary (without that this translates into loss of control). Following to such transactions, any difference between third party interest (transferred or acquired) and the fair value of the price received or paid will be directly recognised in Shareholders' equity and attributed to majority shareholders.

The changes introduced by IFRS 3R and IAS 27R will affect future business combinations, transactions implying loss of control of a subsidiary and transactions with minority interests. These standards included the possibility of early adoption. However, the Group did not decide for early adoption.

IFRS 8 Operating Segments

In November 2006, IASB issued IFRS 8, which has become applicable starting from 1 January 2009 in replacement of IAS 14 – "*Segment Reporting*". This new accounting standard requires an entity to base the information included in its segment reporting on those elements that the management uses in its decision making process, thus requiring the identification of operating segments based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance.

Revised IAS 1 Presentation of Financial Statements

A revised version of IAS 1 was issued in September 2007, becoming effective for the financial years beginning on or after 1 January 2009.

The revisions regulate how changes in control and minority interest must be presented. The statement of changes in equity must only include the details relative to the group's equity, while transactions relating to minority interests will be listed as a single item.

Moreover, this accounting standard also introduces the statement of comprehensive income. An entity must present all non-owner changes in equity either in one statement of comprehensive income or in two statements, a separate income statement and "a statement of comprehensive income". The Group is still valuating which option to adopt.

IAS 23 Borrowing costs

On 29 March 2007 the International Accounting Standards Board issued a review of IAS 23 – "*Borrowing Costs*" – applicable from 1 January 2009. According to the revised version of the accounting principle, the option was eliminated, according to which companies could immediately recognise in income statement the financial charges borne in relation to assets for which a substantial period of time is needed to get ready for its intended use or for sale. This principle will be applicable prospectively to borrowing costs relative to capitalised assets starting from 1 January 2009.

IAS 28 – Investments in Associates

This change, which has come into effect (even only prospectively) on 1 January 2009, requires that in case of investments valued based on the equity method, any impairment shall not be

allocated to single assets (and, in particular, to goodwill) representing the book value of the investment, but to the value of the investment as a whole. As a result, in case of availability of value recovery conditions, such recovery shall be integrally recognised.

IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements– Puttable instruments and obligations arising on liquidation

These amendments to IAS 32 and IAS 1 were issued in February 2008 and are required for annual periods beginning on or after 1 January 2009. These amendments include an exception, with a very limited scope of application, which allows to classify puttable instruments and similar instruments as equity, provided that specific requirements are met. These amendments will not have any impact on the Company's Balance Sheet nor on its result, because the Company did not issue instruments of this nature.

IAS 39 Financial instruments: Recognition and Measurement – Instruments qualifiable as hedging instruments

These amendments to IAS 39 were issued in August 2008 and are required for annual periods beginning on or after 1 July 2009. The amendment addresses the identification of unilateral risks for a hedged instrument and the identification of inflation as a hedged risk or portion of hedged risk under certain circumstances. The amendment clarifies that the entity may decide to allocate a portion of the changes in the fair value or cash flows of a financial instrument as hedged item. The Company has decided that such amendment will have no impact on its financial position, because the Company did not make use of such instruments.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued in July 2008 and is required for annual periods beginning on or after 1 October 2008. IFRIC 16 interpretation must be applied prospectively. IFRIC 16 provides indications regarding the accounting of hedges of a net investment in a foreign operation. Specifically, it provides indications on the identification of the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation, and how an entity should determine the amounts to be re-classified from equity to profit or loss for both the hedging instrument and the hedged item, which shall be subject to re-classification in income statement in case of transfer of such equity investment. The Company is currently evaluating the accounting policy to adopt for the re-classification of profit or loss in case of transfer of net investments.

Improvements

In May 2008 IASB published a series of changes to IFRS rules, including different transition periods for each standard established. Here below we have specified those which IASB has indicated as having an impact on the presentation, recognition and measurement of items included in the financial statements of the Company starting from 1 January 2009.

- IAS 23 *Borrowing costs*: the definition of borrowing cost was revised in order to consolidate the two types of borrowing costs into one, that is, the interest calculated according to the actual interest rate based on the provisions established in IAS 39.
- IAS 28 *Investments in Associates*: in case of investments recognised at fair value in compliance with the provisions established in IAS 39 and IAS 28, only the provision shall be applied according to which it is necessary to provide disclosures about the nature and extent of any significant restrictions on the ability of associates to transfer funds to the entity in the form of cash dividends or repayment of loans.

- IAS 31 *Interests in joint ventures*: when a joint venture is recognised at fair value according to the provisions established in IAS 39, the only requirement from IAS 31 relates to the disclosure of a listing and a description of the interests in significant joint ventures and the proportion of ownership interest held in jointly controlled entities, as well as the aggregate amounts of each of current assets, liabilities, income and expenses.
- IAS 36 *Impairment of assets*: if fair value less costs to sell is determined by a discounted cash flow projection, an additional disclosure is required for the applied discounting rate, consistently with the disclosure required in the case in which the same discounted cash flow projection is used to assess the value of use.
- IAS 39 – *Financial Instruments: Recognition and Measurement*: This standard clarifies how to calculate the effective yield rate of a financial instrument at the end of fair value cash flow hedge accounting. In addition, it also clarifies that the prohibition to re-classify in the category of financial instruments with fair value adjustments under statement of income shall not apply to derivative financial instruments which may no longer be qualified as hedging or that, instead, become hedging instruments. Lastly, for the purpose of avoiding conflicts with the revised IFRS 8 – Operating Segments, it removed any reference to any definition of sector-specific hedging instrument.

4. Other information

Tax consolidation

In 2008 Mediaset S.p.A., in its capacity as consolidating entity, and the subsidiaries Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Digitalia '08 S.r.l. and Boing S.p.A, renewed the option for joining the Group's tax consolidation perimeter for the 2008-2010 three-year period. For the same period also the following subsidiaries Med Due S.r.l., Medusa Film S.p.A., Medusa Video S.p.A., Medusa Multicinema S.p.A. and Medusa Cinema S.p.A. exercised the same option, and the subsidiaries Media Shopping S.p.A., Mediaset Investimenti S.p.A. and R.T.I. S.p.A. are already part of the Group's tax consolidation perimeter.

Consob Regulation n. 11971

In compliance with the provisions set out in Art. 78 of CONSOB Regulation No. 11971 of 14 May 1999 and subsequent amendments, disclosures are provided regarding fees paid to Directors and Statutory Auditors, General Managers and Managers with strategic responsibilities, also in subsidiaries; and options granted to Directors, General Managers and Managers with strategic responsibilities under the 2003-2005 and 2006-2008 Stock Option Plans, according to the criteria required by tables 1) and 2) included in Annex 3c) of the previously mentioned regulation. No operations were accomplished, aimed at favouring the purchase or underwriting of shares in compliance with Art. 2358, par. 3, of the Italian Civil Code.

Table 1

Fees paid to Directors and Statutory Auditors, General Managers and Managers with strategic responsibilities (*)

(amounts in EUR)

Full name	Position held in Mediaset. S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (4)	Emoluments at the office	Benefits in kind	Bonus and other Incentives	Other Remunerations
Confalonieri Fedele (2)	Chairman of the Board	01.01.2008 - 31.12.2008	31.12.2008	1,548,000.00	10,041.81		1,978,824.94
Berlusconi Pier Silvio (2)	Deputy Chairman	01.01.2008 - 31.12.2008	31.12.2008	1,027,000.00	1,651.89		425,896.19
Adreani Giuliano (2)	Managing Director	01.01.2008 - 31.12.2008	31.12.2008	531,000.00	7,228.32		2,496,019.14
Berlusconi Marina	Director	01.01.2008 - 31.12.2008	31.12.2008	21,000.00			
Cannatelli Pasquale (3)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00			
Colombo Paolo Andrea	Director	01.01.2008 - 31.12.2008	31.12.2008	27,000.00			
Crippa Mauro (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,439.32	150,000.00 (5) 50,000.00 (6)	573,480.18
Ermolli Bruno	Director	01.01.2008 - 31.12.2008	31.12.2008	24,500.00			
Fausti Luigi	Director	01.01.2008 - 31.12.2008	31.12.2008	41,000.00			
Giordani Marco (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,894.92	250,000.00 (5) 150,000.00 (6)	799,819.25
Messina Alfredo (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	33,000.00			84,000.00
Nieri Gina (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	32,000.00	4,750.29	200,000.00 (5) 100,000.00 (6)	644,130.83
Secchi Carlo	Director	01.01.2008 - 31.12.2008	31.12.2008	34,000.00			
Ventura Attilio	Director	01.01.2008 - 31.12.2008	31.12.2008	31,000.00			
Giussani Alberto	Chairman of the Board of Statutory Auditors	16.04.2008 - 31.12.2008	31.12.2010	62,000.00			
Bianchi Martini Silvio	Statutory Auditor	16.04.2008 - 31.12.2008	31.12.2010	41,333.33			
Giampaolo Francesco Antonio (2)	Chairman of the Board of Statutory Auditors	01.01.2008 - 16.04.2008		31,000.00			113,258.72
Perotta Riccardo (2)	Statutory Auditor	01.01.2008 - 16.04.2008		20,666.67			17,175.00
Vittadini Francesco (2)	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010	62,000.00			137,374.77

(*) *Managers with strategic responsibilities in Mediaset S.p.A. are Company Directors.*

(1) *The fees specified exclusively refer to the period in which office is held.*

(2) *Other responsibilities held in subsidiary companies as per table below.*

(3) *For this responsibility, the fee is directly paid to the company.*

(4) *The members of the Board of Directors hold office until the financial statements as at 31.12.2008 are approved and the members of the Board of Statutory Auditors hold office until the financial statements as at 31.12.2010 are approved.*

(5) *The exact sum, that will be established and delivered after the approval of the financial statements, will be consequent to the achievement of the objectives to which it was correlated.*

(6) *Bonus relating to FY 2007 paid in FY 2008.*

Table I-Bis

Offices held by Directors and Statutory Auditors of Mediaset S.p.A. in subsidiary companies

Full name	Position			
	Company	Postion held	Term of appointment	Expiration of appointment
Adreani Giuliano	Digitalia '08 S.r.l.	Chairman	28.07.2008 - 31.12.2008	31.12.2008 (II)
	Publitalia '80 S.p.A.	Chairman.- M.D.	01.01.2008 - 31.12.2008	31.12.2010 (II)
	R.T.I. S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2008 - 08.04.2008	
	Medusa Film S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Gestevision Telecinco S.A.	Director	01.01.2008 - 31.12.2008	29.03.2009
	Publiespana S.A.U.	Director	01.01.2008 - 31.12.2008	10.05.2011
Berlusconi Pier Silvio	Med Due S.r.l.	Chairman.- M.D. (I)	28.04.2008 - 31.12.2008	31.12.2010 (II)
	Publitalia '80 S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	R.T.I. S.p.A.	Chairman.- M.D. (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2008 - 08.04.2008	
	Medusa Film S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Gestevision Telecinco S.A.	Director	01.01.2008 - 31.12.2008	29.03.2009
	Publiespana S.A.U.	Director	01.01.2008 - 31.12.2008	08.04.2013
Confalonieri Fedele	Mediaset Investimenti S.p.A.	Chairman (I)	01.01.2008 - 08.04.2008	
	Gestevision Telecinco S.A.	Director	01.01.2008 - 31.12.2008	29.03.2009
	Publiespana S.A.U.	Director	01.01.2008 - 31.12.2008	10.04.2012
Crippa Mauro	R.T.I. S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
Giordani Marco	Med Due S.r.l.	Director (I)	28.04.2008 - 31.12.2008	31.12.2010 (II)
	Gestevision Telecinco S.A.	Director	01.01.2008 - 31.12.2008	29.03.2009
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2008 - 08.04.2008	
		Chairman (I)	08.04.2008 - 31.12.2008	31.12.2010 (II)
	Medusa Film S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Publitalia '80 S.p.A.	Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
	R.T.I. S.p.A.	Managing Director (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
Messina Alfredo	Gestevision Telecinco S.A.	Director	01.01.2008 - 31.12.2008	29.03.2009
Nieri Gina	R.T.I. S.p.A.	Deputy Chariman (I)	01.01.2008 - 31.12.2008	31.12.2010 (II)
Giampaolo Francesco Antonio	Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2008 (II)
	R.T.I. S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2009 (II)
	Med Due S.r.l.	Chairman S.A.	28.04.2008 - 31.12.2008	31.12.2010 (II)
	Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Medusa Cinema S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2009 (II)
	Medusa Film S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2009 (II)
	Nova Films S.r.l (III)	Chairman S.A.	28.04.2008 - 31.12.2008	
	Cinematext Media Italia S.r.l.	Statutory Auditor	01.01.2008 - 08.04.2008	
	Taodue S.r.l.	Statutory Auditor	28.04.2008 - 31.12.2008	31.12.2010 (II)
Perotta Riccardo	Boing S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010 (II)
	Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010 (II)
Vittadini Francesco	Cinematext Media Italia S.r.l.	Chairman S.A.	01.01.2008 - 08.04.2008	
	Digitalia '08 S.r.l.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2008 (II)
	Elettronica Industriale S.p.A.	Chairman S.A.	01.01.2008 - 31.12.2008	31.12.2008 (II)
	Med Due S.r.l.	Statutory Auditor	28.04.2008 - 31.12.2008	31.12.2010 (II)
	Media Shopping S.p.A.	Chairman S.A.	01.01.2008 - 08.04.2008	
	Medusa Cinema S.p.A.	Chairman S.A.	01.01.2008 - 31.12.2008	31.12.2009 (II)
	Medusa Multicinema S.p.A.	Statutory Auditor	01.01.2008 - 29.08.2008	
	Medusa Video S.p.A.	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2009 (II)
	R.T.I. S.p.A.	Chairman S.A.	01.01.2008 - 31.12.2008	31.12.2009 (II)
	Videotime S.p.A.	Chairman S.A.	01.01.2008 - 31.12.2008	31.12.2008 (II)

(I) *Fees are paid directly to the company concerned for the offices held.*

(II) *Holding office until the date of the meeting for the approval of the financial statements.*

(III) *Company Nova Films S.r.l. was incorporated in Taodue S.r.l. with effective date as of 31.12.2008.*

Table 2

Stock options allocated to directors, general managers and managers with strategic responsibilities (*)

(amounts in EUR)

		Options held at the beginning of the year 01/01/2008			Options assigned during the year 2008			Options exercised during the year 2008			Options expired during the year 2008	Options held at the end of the year 31/12/2008		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	170,000 1)	9.07	22.06.2009 4)								170,000	9.07	22.06.2009 4)
		340,000 2)	9.60	22.06.2011 4)								340,000	9.60	22.06.2011 4)
		450,000 3)	7.87	28.06.2013								450,000	7.87	28.06.2013
					450,000	4.86	23.06.2014					450,000	4.86	23.06.2014
Pier Silvio Berlusconi	Deputy Chairman	150,000 1)	9.07	22.06.2009 4)								150,000	9.07	22.06.2009 4)
		300,000 2)	9.60	22.06.2011 4)								300,000	9.60	22.06.2011 4)
		360,000 3)	7.87	28.06.2013								360,000	7.87	28.06.2013
					360,000	4.86	23.06.2014					360,000	4.86	23.06.2014
Giuliano Adreani	Managing Director	110,000 1)	9.07	22.06.2009 4)								110,000	9.07	22.06.2009 4)
		220,000 2)	9.60	22.06.2011 4)								220,000	9.60	22.06.2011 4)
		270,000 3)	7.87	28.06.2013								270,000	7.87	28.06.2013
					270,000	4.86	23.06.2014					270,000	4.86	23.06.2014
Mauro Crippa	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Gina Nieri	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Marco Giordani	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014

1) *Options allocated in 2004*
2) *Options allocated in 2005*
3) *Options allocated in 2007*
4) *On 28 June 2007, the Board of Directors approved the proposal for the change in the dates of exercise in order to adjust to the regulation concerning of the 2004 and 2005 stock option plans.*
(*) *Mediaset S.p.A. managers with strategic responsibilities are Company Directors.*

(EUR thousands)

5. Non current assets

5.1 Property, plant and equipment

These tables provide a summary of changes in the original cost, accumulated depreciation and write-downs and net value for the past two years.

Cost	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2007	**6,125**	**740**	**171**	**4,068**	**5**	**11,109**
Additions	-	5	3	3	-	11
Reclassifications	-	-	-	5	(5)	-
Disposals	-	-	-	(79)	-	(79)
Adjustments	-	-	-	(1)	-	-
31/12/2007	**6,125**	**745**	**174**	**3,996**	**-**	**11,040**
Additions	-		4	27	1	33
Disposals	-	-	-	(9)	-	(9)
31/12/2008	**6,125**	**745**	**178**	**4,014**	**1**	**11,064**

Amortisation and depreciation fund	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2007	**1,311**	**658**	**146**	**3,778**	**-**	**5,893**
Disposals	-	-	-	(79)	-	(79)
Amortisation	25	26	5	140	-	196
Adjustments	-	1	-	-	-	
31/12/2007	**1,336**	**685**	**151**	**3,839**		**6,010**
Disposals	-	-	-	(9)	-	(9)
Amortisation for the period	24	26	5	83	-	138
31/12/2008	**1,360**	**711**	**155**	**3,912**		**6,139**

Net book value	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2007	**4,814**	**81**	**25**	**290**	**5**	**5,216**
Additions	-	5	3	3	-	11
Reclassifications	-	-	-	5	(5)	-
Amortisation	(25)	(26)	(5)	(140)	-	(196)
31/12/2007	**4,790**	**60**	**23**	**157**	**-**	**5,030**
Additions	-		4	27	1	33
Amortisation for the period	(25)	(26)	(5)	(83)	-	(138)
31/12/2008	**4,765**	**34**	**23**	**101**	**1**	**4,925**

Changes compared to the previous year are attributable to:

- purchases in the year totalled EUR 33 thousand mainly attributable to ordinary furniture and equipment for EUR 27 thousand and generic equipment for EUR 4 thousand;
- depreciation equal to EUR 138 thousand.

The most significant item, ***land and buildings,*** totally consists of the office building located in Rome for the Group's companies.

5.2 Television rights

Television rights is zero (EUR 17,554 thousand in 2007) following to the transfer of the residual library of rights, completed on 31 December 2008, to R.T.I. S.p.A., a subsidiary which had already acquired the larger portion of the Group's library of rights and currently managing the relevant acquisition and management rights.

For the purpose of rationalising the processes of the operating subsidiaries and given the library's now minimal residual value, it was believed opportune to sell the rights held in the portfolio, while concurrently also selling the rights correlated to activation and pre-production agreements for the analysis and development of TV programs existing as at 31 December 2008. The valuation of the transfer price, validated by an authenticated opinion drafted by an independent expert, resulted in an overall transfer price amounting to EUR 32,440 thousand, of which EUR 1,098 thousand refers to the so-called activations, thus generating a capital gain of EUR 24,422 thousand. This item after taxes equals EUR 16,531 thousand.

The changes against the previous year are attributable, in addition to the disposal amounting to a net sum of EUR 9,062 thousand, also to write-downs for the year accounting for EUR 9,724 thousand and acquisitions for EUR 188 thousand, including *ancillary charges* relative to television rights, such as, for instance, re-mastering of obsolete material.

Amortisation of rights in 2008, was calculated according to economic criteria based on which rights would be amortised over the period of the contract up to a maximum of 120 months and property rights as well as rights with an unlimited duration would be amortised over a period of 60 months on a straight-line basis.

	Historical cost	Amortisation and depreciation	Net book value
01/01/2007	**510,891**	**479,909**	**30,982**
Additions	178	-	**178**
Amortisation	-	13,599	**(13,599)**
Depreciation/(Revaluation)	-	7	**(7)**
Other movements	(20,197)	(20,197)	-
Adjustments	(1)	-	-
31/12/2007	**490,871**	**473,318**	**17,554**
Additions	188	-	**188**
Disposals	(466,273)	(457,211)	**(9,062)**
Amortisation for the period	-	9,724	**(9,724)**
Depreciation/(Revaluation)	-	(1,044)	**1,044**
Other movements	(24,787)	(24,787)	-
Adjustments	1	-	-
31/12/2008	-	-	-

The table below details the different types of television rights subject to transfer as of 31 December 2008.

	31/12/2008	31/12/2007
Free TV rights	-	17,955
Home-video rights	-	61
Pay TV rights	-	10
Dubbing	-	245
Ancillary charges	-	327
(Provision for write-down of rights)	-	(1,044)
Total	**-**	**17,554**

5.4 Other intangible assets

Historical cost	**Patents and intellectual property rights**	**Licenses**	**Intangible assets in progress and advances**	**Total**
01/01/2007	**7,456**	**282**	**21,881**	**29,619**
Additions	109	-	-	**109**
31/12/2007	**7,565**	**282**	**21,881**	**29,728**
Additions	98	-	21	**120**
Disposals	-	-	(20,718)	**(20,718)**
Adjustments	1	-	-	**-**
31/12/2008	**7,664**	**282**	**1,184**	**9,130**

Amortisation and depreciation	**Patents and intellectual property rights**	**Licenses**	**Intangible assets in progress and advances**	**Total**
01/01/2007	**7,193**	**282**	**21,881**	**29,356**
Amortisation and depreciation	259		-	**259**
31/12/2007	**7,452**	**282**	**21,881**	**29,615**
Disposals	-	-	(20,718)	**(20,718)**
Amortisation and depreciation	109	-	-	**109**
Adjustments	1	-	-	**1**
31/12/2008	**7,562**	**282**	**1,163**	**9,007**

Net book value	**Patents and intellectual property rights**	**Licenses**	**Intangible assets in progress and advances**	**Total**
01/01/2007	**263**		**-**	**263**
Additions	109	-	-	**109**
Amortisation and depreciation	(259)	-	-	(259)
31/12/2007	**113**	**-**	**-**	**113**
Additions	98	-	21	**120**
Amortisation and depreciation	(109)	-	-	**(109)**
Adjustments	-	-	-	**(1)**
31/12/2008	**102**	**-**	**21**	**123**

The balance of ***Industrial patents and intellectual property rights*** posted EUR 102 thousand (EUR 113 thousand as at 31 December 2007). This item, which mainly refers to software, increased by EUR 98 thousand and decreased by EUR 109 thousand as a result of amortisation in the year.

The balance as at 31 December 2008 of ***Intangible assets under formation and advances*** made for EUR 21 thousand and included advances paid to suppliers for the purchase of software programmes. In addition, this item included distribution advances equal to zero, because this item is shown net of accumulated write-downs totalling EUR 1,163 thousand. In 2007, this item also included start up of production, contracts to be finalised and productions under way, whose balance was nil, because the relevant net value of accumulated write-downs was equal to EUR 20,718 thousand. These items are nil because of the previously specified transfer.

5.5 Equity investments

Equity investments in directly and indirectly owned subsidiary companies

	31/12/2008				31/12/2007			
	Stake %	book value			Stake %	book value		
		share	stock opt.	total		share	stock opt.	total
Videotime S.p.A.	0%	-	409	409	0%	-	362	362
Publiespana S.A.	0%	-	104	104	0%	-	104	104
Gestevision Telecinco S.A.	0%	-	167	167	0%	-	167	167
International Media Services Ltd.	99,95%	53	-	53	99,95%	53	-	53
Mediaset Investment S.a.r.l.	100%	394,195	-	394,195	100%	394,195	-	394,195
R.T.I. - Reti Televisive Italiane S.p.A.	100%	534,219	5,203	539,422	100%	534,219	4,960	539,179
Medusa Film S.p.A.	0%	-	46	46	0%	-	12	12
Publitalia '80 S.p.A.	100%	51,134	2,912	54,046	100%	51,134	2,657	53,792
Digitalia '08 S.r.l.	0%	-	88	88	0%	-	206	206
Elettronica Industriale S.p.A.	0%	-	218	218	0%	-	217	217
Mediaset Investimenti S.p.A.	100%	500,000	-	500,000	100%	500,000	-	500,000
Investments in subsidiaries		**1,479,601**	**9,147**	**1,488,748**		**1,479,601**	**8,684**	**1,488,286**

The increase against the previous year, amounting to EUR 462 thousand, is exclusively due to the changes in the relevant stock option plans, as broken down here below:

- a EUR 80 thousand reduction attributed to the 2004 Stock Option Plan granted to employees of directly and indirectly owned subsidiaries for no longer exercisable option rights for a total amount of n. 48,000 shares;
- a EUR 542 thousand increase relative to the amount accrued in 2008 corresponding to the amount of the stock options granted to the employees of directly and indirectly owned subsidiaries for the 2005, 2007 and 2008 Stock Option Plans.

The difference between the book value of the 100% stake held in Mediaset Investimenti S.p.A. and its net equity value reflects the reduction in the market value of the majority interest held by the latter company in Gestevision Telecinco S.A., whose book value in the subsidiary's separate financial statements was adjusted to current SE prices in compliance with IAS 39.

In the current negative economic scenario, these values, by definition coinciding with the realisable value in the case of an immediate transfer of minority interests, should may not necessarily be considered as a reliable indication of the true value of a strategic investment.

The intrinsic value of the equity interest held by Mediaset S.p.A. in Mediaset Investimenti S.p.A., determined pursuant to IAS 36, which calculated the higher value between the fair value based on current SE listings and the value in use for the purpose of measuring the control share held by the latter company in Gestevision Telecinco S.A., confirmed the book value entered Mediaset S.p.A.

The recoverable value of the control share of the shareholding held in Gestevision Telecinco S.A. was calculated by adopting the financial criteria established in IAS 36, carrying out a sensitivity analysis of the cash flows resulting from the multi-year plans approved by the Company's Board on 25 February 2008, considering the conservative hypotheses assumed in the explicit projection horizon about the expected evolution of revenues from advertising and the possible premium configurations theoretically recognisable upon the determination of the control share.

Here below is a table including a list for each subsidiary of the disclosures required pursuant to Art. 2427 , par. 5, of the Italian Civil Code.

Equity investments in other companies

	31/12/2008		31/12/2007	
	Stake %	Book value	Stake %	Book value
Auditel S.r.l.	6.45%	2	6.45%	2
Investments in other companies		**2**		**2**

No variation occurred in this item against 31 December 2007.

5.6 Receivables and non current financial assets

	Balance as of 31/12/2008				Balance as of 31/12/2007
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Other non current receivables	51,357	-	51,332	25	50,741
Total	**51,357**	**-**	**51,332**	**25**	**50,741**

As widely detailed in the 2004 financial statements, the completion of the transfer transaction of the equity investment in Albacom S.p.A., stipulated on 4 February 2005, provided for that Mediaset S.p.A. would have acquired pro-quota from Banca Nazionale del Lavoro the medium/long term loan that Albacom S.p.A. had with the same bank, previously taken over by British Telecommunications PLC. For this receivable equal to EUR 49,216 thousand, a provision was set up amounting to EUR 34,591 thousand, resulting from the difference between the original amount and EUR 14,625 thousand, the minimum amount that Mediaset S.p.A. will certainly collect, increased by interest accrued for a total amount of EUR 1,938 thousand, following to completion of the transfer transaction.

The residual amount of EUR 203 thousand (no change vis-à-vis 31 December 2007), refers to receivables for security deposits amounting to EUR 158 thousand and consortium quotas for EUR 45 thousand, relative to Consorzio Sardegna Digitale and Valle d'Aosta Digitale as well as Campus Multimedia In-formazione.

5.9 Deferred tax assets

The amount shown in the table corresponds to the balance of deferred tax assets which were calculated based on the temporary differences between the values posted in the financial statements and the corresponding values recognised for tax purposes.

Deferred tax assets are calculated based on the applicable tax rates, corresponding to the rates considered applicable at the moment in which such difference emerge.

	31/12/2008	31/12/2007
Initial balance	**27,819**	**40,398**
Tax recognized to Income Statement	(16,861)	(12,544)
Tax charged to equity	937	(35)
Final balance	**11,895**	**27,819**

The table below shows details of changes in the period regarding advance tax assets.

	31/12/2008		31/12/2007	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Assets for advance taxes on:				
Intangible fixed assets	80	25	30,836	9,963
MBO	2,292	630	1,901	523
Provision for litigation/labour disputes	245	80	111	36
Entertainment expenses	139	45	249	80
Compensation to directors	378	104	388	107
Provision for write-down of advance payment to distributors	1,163	376	1,163	376
Provision for write-down of assets	-	-	18,758	6,061
Provision for write-down of productions in progress	-	-	901	291
Provision for write-down of rights on paid amounts with indefinite due date	-	-	1,033	334
Provision for write-down of depleted broadcasting rights	-	-	11	4
Provision for write-down of contracts to be finalised	-	-	1,059	342
Provision for bad debt subject to taxation	248	69	265	73
Hedge derivatives	2,779	898	-	-
Provision for risks Albacom/BT	34,591	9,512	34,591	9,512
Employee severance indemnity	568	156	427	117
Total for deferred tax assets	**42,483**	**11,895**	**91,693**	**27,819**

The balance of this item is EUR 11,895 thousand (against EUR 27,819 thousand as at 31 December 2007).

The decrease, equal to EUR 15,924 thousand, is mainly attributable to the recognition of uses to income statement relative to the write-down of start up productions and the differences between financial and fiscal values of television rights, subject to the previously commented intercompany transfer.

6. Current assets

6.2 Trade receivables

As of year end this item is broken down as follows:

	31/12/2008				31/12/2007
		Due			
	Total	Within 1 year	From 1 to 5 years	Over 5 years	
Receivables from customers	400	400	-	-	359
Provision for bad debts	(248)	(248)	-	-	(265)
Total net receivables from customers	**152**	**152**	-	-	**95**
Receivables from associates	108	108	-	-	49
Receivables from subsidiaries	43,427	43,427	-	-	4,884
Receivables from holding companies	9	9	-	-	9
Adjustments	-	-	-	-	1
Total	**43,696**	**43,696**	-	-	**5,037**

Receivables due from customers

This item, net of the provision for bad debt, increased by EUR 57 thousand against the previous year and includes trade receivables deriving from the sale/lease of rights mainly to broadcasters and distributors in Italy and abroad. These total EUR 152 thousand (EUR 95 thousand as at 31 December 2007), equivalent to the nominal value of EUR 400 thousand net of write-downs of EUR 248 thousand (EUR 265 thousand as at 31 December 2007) which, with EUR 17 thousand used, is the reasonable estimate of the write-down of doubtful debt; the amount refers to receivables already existing in the previous year and already subject to write-down.

Bad debt provision is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Trade receivables due from subsidiaries

Trade receivables due from subsidiaries equal to EUR 43,427 thousand (EUR 4,884 thousand as at 31 December 2007) mainly refer to R.T.I. S.p.A. for EUR 43,249 thousand and primarily include the transfer of the library of rights completed on 31 December 2008 following to the rationalisation of the processes in operating subsidiaries and the lease of the same library in relation to the 2008 financial statements. Such receivable was collected in January 2009.

6.3 Tax receivables

This item is broken down as follows:

	31/12/2008	31/12/2007
Receivables from tax authorities for IRAP	1,570	221
Other receivables from tax authorities	369	397
Total	**1,939**	**618**

This item shows credits due over 12 months for EUR 369 thousand (EUR 397 thousand as at 31 December 2007).

Receivables due from tax authorities for IRAP comprise receivables on advances paid for a total amount of EUR 2,192 thousand net of the relevant payable amounting to EUR 622 thousand.

6.4 Other receivables and current assets

This item is broken down as follows:

	31/12/2008	31/12/2007
Receivables due from employees	67	68
Advances	337	416
Receivables due to social security institutions	53	26
Other receivables	4	518
Receivables due from associates	-	94
Receivables due from subsidiaries	33,316	48,671
Receivables due from affiliated companies	38	-
Receivables due from holding companies	29	420
Deferred liabilities	2,087	1,728
Total	**35,931**	**51,941**

This item shows receivables due over 12 months for EUR 661 thousand (EUR 592 thousand as at 31 December 2007).

Other receivables due from subsidiaries

This item, amounting to EUR 33,316 thousand, includes EUR 26,392 thousand relating to receivables for IRES from tax consolidation of subsidiary companies - mainly referring to subsidiary R.T.I. S.p.A. for a total amount of EUR 14,842 thousand, referring their taxes to the Group in application of the Agreement for the exercise of the option for the National Tax Consolidation system. The residual amount of EUR 6,923 thousand includes receivables relating to the Group management of VAT, mainly for subsidiary Publitalia '80 S.p.A., amounting to EUR 5,273 thousand, and subsidiary Digitalia '08 S.r.l. (formerly Promoservice Italia S.r.l.) for EUR 795 thousand.

Other receivables due from parent companies

Receivables due from parent company Fininvest S.p.A., amounting to EUR 29 thousand (EUR 420 thousand in 2007), refer to costs charged back, which are covered by the guarantee issued in June 1996 which expired on 31 December 2002 and commented in section 19 *Investment commitments and guarantees.*

Prepayments

Prepayments mainly refers to consultancy agreements regarding the analysis, evaluation and information for the acquisition of companies operating in the multimedia sector, sponsorship agreements with the affiliated company Il Teatro Manzoni S.p.A. and costs for rents paid mainly to parent company Fininvest S.p.A., as well as costs borne for long-term loans.
The fair value is considered to be closed to the relevant book value.

6.5 Intercompany financial receivables

Intercompany financial receivables due from subsidiaries

These relate to current account relations held with the Group's subsidiaries, detailed as follows:

	31/12/2008	31/12/2007
Med Due S.r.l.	70	-
Mediaset Investimenti S.p.A.	1,117,812	1,216,289
Medusa Cinema S.p.A.	2,559	-
R.T.I. S.p.A.	1,849,363	1,762,577
Elettronica Industriale S.p.A.	348,590	395,064
Adjustments	1	-
Total	**3,318,395**	**3,373,930**

Intercompany financial receivables due from jointly controlled companies

These relate to current account relations held with the jointly controlled companies, detailed as follows:

	31/12/2008	31/12/2007
Fascino Prod. Gest. Teatro S.r.l.	136	-
Total	**136**	**-**

The current account relations with subsidiaries and jointly controlled companies are governed by a framework agreement signed on 18 December 1995, which provides for the application of interest rates calculated making reference to Euribor (average 1 month Euribor flat if receivable and average 1 month Euribor + 1% if payable).

6.6 Other current financial assets

	31/12/2008	31/12/2007
Invetments in other companies hold for trading	**7,550**	**-**
Financial activities for non hedging derivatives		
Derivatives for third party forward transactions	1,066	363
Derivatives for third party options	-	8
Derivatives for forward transactions with subsidiaries	10,817	24,427
Derivatives for options with subsidiaries	-	1,086
Total	**11,884**	**25,885**
Financial activities for hedging derivatives		
Derivates for collar on interest rates forward third parties	-	1,877
Total	**-**	**1,877**
Total	**19,434**	**27,762**

Investments in other companies held for trading

This item reflects the market value of the shares of Gestevision Telecinco S.A. as at 31 December 2008, accounting for EUR 7.55 per share for a total amount of EUR 7,550 thousand.

In the first six-month period of 2008 n. 1,000,000 of shares for a total amount of EUR 12,311 thousand have been acquired, the valuation of which generated a net capital loss due to the adjustment to fair value of the security equal to EUR 4,761 thousand.

Financial assets for non hedging instruments

This item is broken down as follows:

Derivatives for exchange rate risk

This is the fair value of derivative instruments, primarily forward contracts and options on foreign currencies, acquired by Mediaset S.p.A. on the market in order to hedge the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for purchases already completed.

The fair value of forward contracts on currencies is determined as the discounted difference between the *notional amount* valued at the contract forward rate and the *notional amount* valued at the *fair forward* (period end exchange rate calculated at the account date).

Specifically, Mediaset S.p.A. collects information regarding possible exposure to the exchange rate risk of subsidiary R.T.I. S.p.A. and signs an intercompany equalising trading derivative contract to the benefit of the subsidiary.

These contracts do not qualify as hedging pursuant to IAS 39 in Mediaset S.p.A. accounts and, therefore, they are entered with fair value variations to income statement as "realised income or loss and based on foreign exchange transaction valuations".

6.7 Cash and cash equivalents

	31/12/2008	31/12/2007
Bank and postal deposits	81,800	68,898
Cash in hand and cash equivalents	40	64
Total	**81,840**	**68,962**

The balance of EUR 81,840 thousand (EUR 68,962 thousand as at 31 December 2007) includes the current account relations held with leading national and international banks, amounting to EUR 81,800 thousand (EUR 68,898 thousand as at 31 December 2007) and cash in hand and duty stamps totalling EUR 40 thousand (EUR 64 thousand as at 31 December 2007).

Net financial position

The net financial position of Mediaset S.p.A. as at 31 December 2008, compared to that of the previous year, is as follows:

	31/12/2008	31/12/2007
Cash	40	64
Bank and postal accounts	81,800	68,898
Securities and current financial assets	7,550	1,877
Liquidity	**89,390**	**70,839**
Financial receivables from subsidiaries	3,318,395	3,373,930
Financial receivables from affiliated companies	136	-
Total current financial receivables	**3,318,531**	**3,373,930**
Payables to banks	(543,190)	(499,909)
Current payables and financial liabilities	(854,504)	(851,719)
Financial payables to subsidiaries	(358,865)	(332,265)
Financial payables to affiliated companies	-	(2,858)
Current financial debt	**(1,756,559)**	**(1,686,750)**
Current net financial position	**1,651,363**	**1,758,019**
Non-current financial payables and liabilities	(883,730)	(822,462)
Non-current portion of net financial debt	**(883,730)**	**(822,462)**
Net financial position	**767,633**	**935,557**

The negative change in the net financial position amounting to EUR 167.924 thousand, is mainly ascribable to financial outlays relative to dividend payout for EUR 488,653 thousand and the acquisition of Telecinco shares for a price equal to EUR12,311 thousand. With regard to financial income, noteworthy are EUR 308,154 thousand derived from the collection of dividends and the cash flow generated from financial activities.These changes are illustrated in greater detail in the cash flow statement.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(EUR thousands)

8. Capital and reserves

The main items composing Shareholders' equity and the relevant changes are commented below.

8.1 Share capital

As at 31 December 2008 the fully underwritten and paid up share capital amounting to EUR 614,238 thousand, consists of n. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No changes occurred during the year.

8.2 Share premium reserve

As at 31 December 2008 the share premium reserve amounted to EUR 275,237 thousand. No changes occurred during the year.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meeting, 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006, 19 April 2007 and 16 April 2008, whereby the Board of Directors was granted the power to purchase up to a maximum of 118,122,756 shares (corresponding to 10% of share capital). This power is valid until the financial statements as at 31 December 2007 are approved and, in any case, for no longer than 18 months from the resolution made by the Board.

	31/12/2008		31/12/2007	
	Number	Book value	Number	Book value
Treasury shares - beginning balance	44,825,500	416,656	44,481,500	413,901
increases	-	-	360,000	2,910
decreases	-	-	(16,000)	(155)
Treasury shares - final balance	**44,825,500**	**416,656**	**44,825,500**	**416,656**

As at 31 December 2008 the book value of treasury shares in portfolio amounted to EUR 416,656 thousand (no changes have occurred against last year), equivalent to No. 1,895,500 shares to cover the requirements for the stock option plans approved and No. 42,930,000 shares acquired following the buyback resolutions made on 13 September 2005 and 8 November 2005.

As at 31 December 2008 no treasury shares in the portfolio were held for purposes of stabilising stock market values.

8.4 Other reserves

	31/12/2008	31/12/2007
Legal reserve	122,848	122,848
Extraordinary reserve	1,364,170	1,371,243
Reserve from mergers	8	8
Reserve for intercompany transactions	825,206	825,206
Reserve for profit/loss from treasury share trading	(2,605)	(2,605)
Other available reserves	1,511	1,511
Adjustments	(1)	(1)
Total	**2,311,137**	**2,318,210**

Legal reserve

As at 31 December 2008 this reserve amounted to EUR 122,848 thousand. No changes were applied during the year, because the reserve has already reached 20% of share capital.

Extraordinary reserve

This reserve amounts to EUR 1,364,170 thousand (EUR 1,371,243 thousand as at 31 December 2007). The EUR 7,073 thousand change against the previous year is attributable to the use of EUR 7,158 thousand as portion to be allocated for the distribution of the 2007 period earnings in compliance with the resolution of the Shareholders' General Meeting of 16 April 2008, net of the EUR 85 thousand increase resulting from the adjustment to the Reserve on unrealised exchanges.

Reserve for intercompany transactions

This reserve makes for EUR 825,206 thousand and includes the capital gain generated from the intercompany sale to Mediaset Investimenti S.p.A. of the equity investment in Gestevision Telecinco S.A.. No changes occurred during the year.

Provision for gains and losses from sales and purchases of treasury shares

This item shows a negative balance equal to EUR 2,605 thousand and reflects the negative effect of the transactions completed in the preceding years net of the corresponding taxation. No changes occurred during the year.

Other reserves available

This item amounts to EUR 1,511 thousand and includes EUR 1,652 thousand regarding the amount released from the Employee Stock Option Reserve for the plan approved in 2003, which was made available because the option rights that could be exercised until 31 December 2007, have expired. The EUR 141 thousand decrease refers to the endorsement of the negative reserve on share coverage and shows the cost for the failed exercise of the call option on Mediaset stocks, acquired to hedge the 2005 stock option plan, net of taxes amounting to EUR 87 thousand. No changes occurred during the year.

8.5 Valuation reserve

	31/12/2008	31/12/2007
Reserve on unrealised exchanges	56	26
Hedging reserve collar on rates	(1,881)	1,289
Employee stock option reserve	4,171	3,737
Subsidiary employee stock option reserve	9,147	8,684
Reserve for actuarial profit/(loss)	(57)	46
Total	**11,436**	**13,782**

Reserve on unrealised exchanges amounts to EUR 56 thousand (EUR 26 thousand as at 31 December 2007). The change against last year is due to the EUR 114 thousand increase in the portion of distribution of 2007 profit pursuant to Shareholders' Meeting's decision of 16 April 2008, net of a EUR 85 thousand use of the same for adjustment purposes. This reserve is not available.

The *Reserve for Stock Option Plans* includes the amount of costs accrued as at 31 December 2008, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005, 2007 and 2008 both to its own employees and to the employees of the directly and indirectly owned subsidiaries.

The *Reserve from the valuation of actuarial profits and losses* shows a negative balance equal to EUR 57 thousand (EUR + 46 thousand as at 31 December 2007), and includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity, net of deferred taxes.

The following table shows the changes for these reserves occurred during the year under investigation.

	Balance as of 01/01/2008	Increase/ (decrease)	Charged to income statement	Hedged item initial value adjustment	Fair Value variations	Deferred taxes	Balance as of 31/12/2008
Hedging reserve collar on rates	1,289	-	(564)	-	(4,120)	1,514	(1,881)
Reserve on unrealised exchanges	26	30	-	-	-	-	56
Employee stock option reserve	3,737	434	-	-	-	-	4,171
Subsidiary employee stock option reserve	8,684	463	-	-	-	-	9,147
Reserve for actuarial income/(loss)	46	(142)	-	-	-	39	(57)
Total	**13,782**	**785**	**(564)**	**-**	**(4,120)**	**1,552**	**11,436**

Collar hedging reserve on interest rates

The amount shown corresponds to the entire fair value of the two derivatives since it is the lower in absolute value between the accumulated value of the derivatives and the variations in the underlying fair value.

Item *Hedging reserve collar on interest rates*, amounting to EUR – 1,881 thousand (EUR + 1,289 thousand as at 31 December 2007), includes net of taxes, the effective component of the valuation at *fair value* of two derivative contracts regarding *collar on interest rates*, negotiated for the purpose of hedging the interest rate on the loan of EUR 210,000 thousand signed in November 2005 with Mediobanca.

The recognition of EUR 564 in the income statement, regarding the collection of the difference calculated between 3 months Euribor assessed at pre-established intervals and that defined by the contract (CAP 4.50%) was entered under item *Realised financial income*.

8.6 Profits (loss) carried forward

This item shows a negative balance equal to EUR 807,854 thousand (no changes have occurred against the previous year) and results from the combined effect of all the adjustments due to the *First Time Application* and from the positive result of 2005. The most substantial change is the capital gain generated from the intercompany transfer of the equity investment in Gestevision Telecinco S.A., amounting to EUR 825,774 thousand.

As required by the regulations in the matter of Company Law, the table below details the items in Shareholders' equity, showing the possible uses and distribution of the reserves:

				Summary of utilization in the three past fiscal years	
	Amount	Possibility of utilization	Amount to distribute	Loss coverage	Other
Sharholders' equity	614,238	=	-	-	-
Own shares	(416,656)	=	-	-	-
Share premium reserve	275,237	A B C	275,237	-	-
Reserve from merger	8	A B C	8	-	-
Legal reserve	122,848	B	-	-	-
Extraordinary reserve	1,364,170	A B C	538,964	-	-
Reserve for intercompany transactions	825,206	=	-	-	-
Reserve for profit/loss from treasury share trading	(2,605)	=	-	-	-
Other available reserves	1,511	ABC	1,511	-	-
Revaluation reserve	11,436	=	-	-	-
Profit due to accounting principles changes	(807,687)	=	-	-	-
Profit from last year	(167)	=	-		
Total	**1,987,539**		**815,720**	-	-

Key:

A – share capital increase

B – to cover losses

C – distribution to shareholders

Art. 1, par. 33, letter q), of the 2008 Budget Law abrogated Art. 109, paragraph 4, letter b) of TUIR, envisaging the possibility of deducting some components of the income not entered in income statement, off-the-books.

As a result of this abrogated regulation, there is still a limitation on the distribution of this reserve for a total amount of EUR 1,090 thousand, resulting from off-the-books deductions carried out prior to 31 December 2007, which cannot be included in the optional perimeter of the amnesty envisaged in Art. 1, par. 48 of the 2008 Budget Law.

8.7 Net profit (loss) for the period

This item includes net profits for the period amounting to EUR 342,478,809.80 (EUR 481,609,275,95 as at 31 December 2007).

9. Non current liabilities

9.1 Post employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" of the type "defined benefit plans" and are therefore subject to Projected Unit Credit Method actuarial procedures".

The procedure for the determination of the Mediaset S.p.A.'s obligation with respect to employees was carried out by an independent actuary according to the following steps:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Post-employment benefit;
- Discounting at the valuation date of the expected cash flows that Mediaset S.p.A. will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Mediaset S.p.A..

Post-employment Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset S.p.A. without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represents the demographic, economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions confirmed for FY 2008 are described here below:

Demographic hypotheses	
Life expectancy	1999 ISTAT life expectancy table, broken down by age and gender
Probability threshold for Mediaset S.p.A. termination	Percentages for retirement, resignation/dismissal, expiry of employee labour contract derived from corporate data analysis. Probability rates shown are broken down by age, gender and qualification level (office staff, middle managers and managers). Actuarial computation considered a time horizon equal to 60 years for women and 65 years for men.
Employee severance indemnity advances	Employee severance indemnity advances and partial payments were derived from historical corporate data analysis.
Supplementary retirement fund	Employees who decide to allocate their severance indemnity entirely to pension funds relieve the Company of any obligation in terms of employee severance and the corresponding amounts are not subject to valuation. For all the other employees it have been considered the chooses really manifested by themselves as of 31 December, 2008.

Economic/financial hypotheses	
Inflation rate	The inflation scenario is in line with the latest Economic-Financial Planning Document: for the valuation of the Company's employee severance indemnity fund as of December 31, 2008, DPEF 2008/2011 was taken as reference value in which a 1.5% programmed inflation rate was considered.
Discounting back rates	The discounting back rate adopted has been determined with reference to the market yield of "blue chip" companies' bonds at the evaluation date, using the rates' curve of Euro Industrial AA (source: Bloomberg) as of December 31, 2008.

As already commented in the section dedicated to the valuation criteria, Following to the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December 2006 (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the amounts relative to the post-employment benefit plan accrued prior to 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social

Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

The actuarial assessment determined a value of the provision for post employment benefit as at 31 December 2008 equal to EUR 4,581 thousand, decreasing EUR 117 thousand against the previous year.

The changes in this item during the period are detailed in the table below:

Fund provision as of 01/01/2008	**4,698**
Amount accrued and charged to income statement	221
Reserve transferred from subsidiaries, affiliated and associates companies	7
Employee severance pre-payments for the period	(416)
Employee severance indemnities paid during the year	(43)
Actuarial gain/loss	141
Reserve transferred to subsidiaries, affiliated companies and associates	(27)
Fund provision as of 31/12/2008	**4,581**

9.2 Deferred tax liabilities

The amount shown in the table corresponds to the balance of the payables for deferred taxes calculated on the basis of temporary differences between the value entered in the financial statements and the corresponding value recognised for tax purposes.

Deferred taxes were calculated using the applicable tax rates corresponding to those which will be applied when the temporary differences emerge.

	31/12/2008	31/12/2007
Beginning balance	**1,631**	**1,401**
Tax recognized to Income Statement	(387)	(69)
Tax charged to equity	(615)	299
Final balance	**629**	**1,631**

The table below shows details of changes in deferred taxes during the year.

	31/12/2008		31/12/2007	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Revenues	665	215	1,046	338
Hedging Reserve Collar on rates	-	-	1,904	615
Provision for bad debts	247	68	247	68
Tangible fixed assets	2	1	697	225
Intangible fixed assets	-	-	58	19
Employee severance indemnity	1,257	345	1,329	366
Total deferred tax liabilities	**2,171**	**629**	**5,281**	**1,631**

The balance of this item equals EUR 629 thousand (EUR 1,631 thousand as at 31 December 2007).

The decreases recognised in the income statement mainly refer to the uses of deferred taxes to align the fiscal useful lives to the economic ones, due to a higher amount of fiscal amortisation

relative to 2004, which was not entered in the income statement. With regard to Shareholders' equity they refer to the release of the reserve for hedging future cash flows.

9.3 Financial liabilities and payables

	Balance as of 31/12/2008				Balance as of 31/12/2007
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Loans not supported by real guarantees					
Mediobanca	210,612	8,768	201,844	-	210,778
San Paolo Imi	72,398	1,031	71,367	-	101,207
Intesa Sanpaolo stipulatd on 15/03/07	100,095	3,801	96,294	-	100,060
Intesa Sanpaolo stipulated on 19/07/07	99,945	3,092	96,853	-	99,873
Lines of credit					
Mediobanca	100,282	282	100,000	-	100,119
Intesa Sanpaolo stipulatd on 15/03/07	100,065	65	100,000	-	100,374
Intesa Sanpaolo stipulated on 19/07/07	100,129	129	100,000	-	60,039
Banca Popolare di Bergamo	-	-	-	-	50,012
Intesa Sanpaolo stipulated on 03/04/08	100,204	204	100,000	-	-
Total	**883,730**	**17,372**	**866,358**	**-**	**822,462**

On 3 April 2008 a medium-long term loan was stipulated with Intesa Sanpaolo S.p.A. for a notional amount equal to EUR 100,000 thousand, expiring on 3 April 2013. During the period under investigation, the loan was used as follows, starting from 18 November 2008:

This loan contract is subject to the following financial covenant :

- net financial position /EBITDA lower or equal to 2 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

As at 31 December 2008, loan contracts exist that were stipulated in 2007 with Intesa Sanpaolo S.p.A., expiring in 2012, and subject to the following financial covenant:

- net financial position /EBITDA lower or equal to 2 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

As of the same date as above a contract exists with San Paolo IMI S.p.A., stipulated in 2006 and expiring in 2012, subject to the following financial covenant:

1. net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis based on Mediaset consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

The contract stipulated with Mediobanca S.p.A. in 2005, expiring in 2013, is subject to the following financial covenant:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

In 2007, a loan contract was stipulated with Banca Popolare di Bergamo S.p.A. for a notional amount of EUR 100,000 thousand. As at 31 December 2008 the same amount was re-classified

among current financial payables as a result of the fact that the contract expires on 30 March 2009.

For the loans and the credit lines, in the event that the financial covenants are not met, Mediaset S.p.A. should reimburse the portions used.

For all the loans, the next date in 2009 for reviewing the interest rate is as follows:

- 2 March 2009 for the Mediobanca loan;
- 30 March 2009 for the San Paolo - IMI loan;
- 5 January 2009 for the Intesa Sanpaolo loan stipulated on 15 March 2007;
- 16 January 2009 for the Intesa Sanpaolo stipulated on 19 July 2007.

It should also be noted that accruals for IRR interest were recorded under liabilities as detailed here below:

- EUR 750 thousand regarding the loan with Mediobanca;
- EUR 1,031 thousand regarding the loan with San Paolo Imi;
- EUR 271 thousand regarding the loan with Intesa Sanpaolo stipulated on 15 March 2007;
- EUR 131 thousand regarding the loan with Intesa Sanpaolo stipulated on 19 July 2007.

The following table shows the actual interest rates (IRR) and the financial charges recognised in the income statement regarding existing loans and the fair value of the loans calculated based on end-of-period market rates:

	IRR	Financial charges	Fair value
Mediobanca loan	4.28%	10,534	212,589
San Paolo IMI loan	5.69%	5,194	102,350
Intesa Sanpaolo loan stipulated on 15/03/2007	3.73%	4,646	100,741
Intesa Sanpaolo loan stipulated on 19/07/2007	3.25%	4,599	100,660

The fair value regarding the San Paolo IMI loan was calculated on its total amount, which also comprises EUR 28,973 thousand re-classified among current financial payables.

9.4 Provision for risks and charges

The breakdown and the changes in these reserves are detailed below:

	Initital balance as of 01/01/2008	Provisions	Utilization	Financial charges	Other movements	Adjustments	Final balance as of 31/12/2008
Fund for future risks	36,882	165	(2,291)	-	-	-	34,756
Total	**36,882**	**165**	**(2,291)**	**-**	**-**	**-**	**34,756**

Provision for risks and charges mainly consists, for EUR 34,591 thousand , of the provision allocated in 2004 for the amount receivable due from British Telecommunications Plc regarding the transfer of the equity investment in Albacom S.p.A., further commented on in the description of item *5.6 Receivables and non current financial assets*.

The use of EUR 2,291 thousand followed the cancellation of the procedure inherent to the legal dispute between the Italian Ministry of Telecommunications and Albacom S.p.A. concerning the failed payment of the concession fees relative to its associated company NST S.p.A., which Mediaset S.p.A. took over as a result of the 2004 agreement.

As to criminal case 22964/2001 (also known as Television Rights) it should be noted that the tax fraud trial concerning the returns of the fiscal years 2001, 2002 and 2003 is still pending, and that the prosecution's other charges (money laundering) do not pertain to Mediaset's accounting position.

10. Current liabilities

10.1 Due to banks

Payables due to banks are broken down as follows:

	Balance as of 31/12/2008				Balance as of 31/12/2007
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Financial liabilities due to banks	-	-	-	-	53,578
Lines of credit	514,217	514,217	-	-	446,331
Loans not supported by real guarantees	28,973	28,973	-	-	-
Total	**543,190**	**543,190**	-	-	**499,909**

This item increased by a total of EUR 44,313 thousand. In the year under investigation the use of the credit lines stipulated with leading banks have increased. Credit lines, all at floating rate, refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renews. The fair value coincides with the carrying value. As at 31 December 2008, approximately 58.2% of the overall credit lines was *committed.*

During 2006 credit lines were granted by BNP PARIBAS for a maximum amount of EUR 50,000 thousand, expiring on 6 April 2009, which as at 31 December 2008 was used for a portion equal to EUR 30,000 thousand.
The contract relative to the release of this credit line is subject to the following financial covenants:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

In 2007, Banca Popolare di Bergamo S.p.A. granted a credit line for a total maximum amount of EUR 100,000 thousand expiring on 30 March 2009. As at 31 December 2008 the credit line was used for its entire amount.

The value listed as unsecured loans refers to the portion of the short-term loan stipulated with San Paolo - IMI in 2006. The amount includes interest due and the two capital repayments scheduled for 30 March 2009 and 28 September 2009.

10.2 Trade payables

Below are the details regarding the composition and changes in the period of the items under this heading:

	Total	Balance as of 31/12/2008 Due			Balance as of 31/12/2007
		within 1 year	from 1 to 5 years	over 5 years	
Due to suppliers	4,825	4,825	-	-	6,421
Due to subsidiaries	598	598	-	-	716
Due to associates	269	269	-	-	283
Due to holding companies	319	319	-	-	25
Adjustments	-	-	-	-	-
Total	**6,011**	**6,011**	-	-	**7,445**

Payables due to suppliers

This item decreased by EUR 1,596 thousand and there are no payables due over 12 months.

Trade payables to subsidiary companies mainly refer to payables to subsidiary R.T.I. S.p.A. regarding administrative services for EUR 223 thousand and sub-letting services for EUR 256 thousand.

Trade payables to affiliated companies mainly refer to charges for the cost of transportation provided by affiliated companies and, in particular, by Alba Servizi S.p.A..

Trade payables to parent company primarily comprise costs for royalties paid for the exploitation of the Fininvest trademark.

The fair value of the payables is considered close to the carrying value.

10.3 Provision for risks and charges

The breakdown and the changes in this item are detailed below:

	Beginning balance as of 01/01/2008	Provisions	Utilization	Financial charges	Other movements	Final balance as of 31/12/2008
Fund provision for future risks	111	-	(33)	2	-	80
Total	**111**	-	**(33)**	**2**	-	**80**

This item includes potential losses and liabilities that can presumably be realised within 12 months.

The decrease equal to EUR 31 thousand against the previous year is attributed to uses for EUR 33 thousand net of borrowing costs for EUR 2 thousand.

10.4 Tax payables

This item is broken down as follows:

	31/12/2008	31/12/2007
Tax payables for IRES from tax consolidation	5,026	27,847
Withholdings on employee wages and salaries	860	801
Withholdings on freelance staff fees	157	194
Withholdings on foreign payments	1,398	-
Otehr payables due to Tax Authrity	65	-
VAT Group	8,660	3,838
Revenue for VAT	202	556
Adjustments	(1)	(1)
Total	**16,367**	**33,235**

Below are the details of the main items under this heading:

Payables for IRES from tax consolidation

This item includes payables due to tax authorities for IRES on the global corporate income including subsidiaries under tax consolidation with Mediaset S.p.A. as consolidating company for a total amount of EUR 179,515 thousand di euro compensated for by tax credit amounting to EUR 174,489 thousand.

Group VAT

This item refers to VAT due in the month of December 2008, managed within the Group VAT system, entered net of the partial payment made in December 2008 (mainly relating to subsidiary R.T.I. S.p.A.).

Tax authorities for VAT

This item refers to non-deductible VAT due to the effect of the pro-rata variation in compliance with Art.19 bis of Italian Pres. Decree 633/72 amounting to EUR 160 thousand and for the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was 10 percentage points higher than that in the last period, amounting to EUR 42 thousand.

Other tax payables

This item equals EUR 65 thousand and includes the amount due to the national revenue authorities as at 31 December 2008 for withholdings pursuant to Art. 1, par. 48 of 2008 Budget Law.

Said optional regime allowed for the re-alignment of the fiscal value to the financial value of assets subject to higher fiscal depreciation, made in FY 2004, which were not listed in the income statement.

This operation led to a positive income statement effect equal to EUR 153 thousand.

10.5 Intercompany financial payables

This item refers to current account relations with subsidiary and affiliated companies and with jointly controlled companies.

The terms regarding the granting of intercompany finance are better detailed under point 6.5 *Intercompany financial receivables.*

Intercompany financial payables due to subsidiary companies

	31/12/2008	31/12/2007
Videotime S.p.A	46,478	57,520
Boing S.p.A.	8,078	7,768
Media Shopping S.p.A.	11,253	26,802
Medusa Film S.p.A.	38,189	42,447
Medusa Video S.p.A.	1,079	-
Medusa Multicinema S.p.A.	346	-
Tao Due S.r.l.	6,475	-
Nova Films S.r.l.	237	-
Publieurope Ltd.	9,253	1,699
Publitalia'80 S.p.A.	236,550	192,614
Digitalia '08 S.r.l.	926	3,415
Adjustments	1	-
Total	**358,865**	**332,265**

Intercompany financial payables due to affiliated companies and joint ventures

	31/12/2008	31/12/2007
Fascino Prod. Gest. Teatro S.r.l.	-	2,858
Total	**-**	**2,858**

10.6 Other financial liabilities

	31/12/2008	31/12/2007
Financial liabilities for non hedging derivates		
Third party forward derivatives	10,822	24,435
Third party option derivatives	-	1,086
Share option derivatives	-	89
Subsidiary forward derivatives	1,066	363
Subsidiary option derivatives	-	8
Total	**11,888**	**25,981**
Financial liabilities for hedging derivates		
Derivates for collar on interest rates forward third parties	2,895	-
Total	**2,895**	**-**
Other short term financial payables	851,608	851,719
Total	**866,391**	**877,700**

Collar derivatives on interest rates, recently established, represents the fair value as at 31 December 2008 of two collar derivatives, stipulated as hedging instruments on the interest rate risk linked to the loan stipulated with Mediobanca.

Other short term financial payables, amounting to EUR 851.608 thousand, almost unchanged from the preceding year, entirely refers to an intercompany loan, stipulated in December 2007,

with subsidiary Mediaset Investment Belgium S.p.r.l., expiring on 15 December 2008, including accrual on interest as at 31 December 2008 for a total amount of EUR 1,608 thousand.

The loan contract included the following conditions and terms:

- the reference rate for the calculation of interest is 3 month/365 Euribor plus 25 basis points;
- the quarterly payment of interest is due on the following dates 14 March, 13 June, 15 September and 15 December;
- the capital may be repaid, wholly or in part, at any time;
- this loan expiring on 15 December 2008.

The term of the afore mentioned loan contract was extended by letter dated 2 December 2008 for one month, with expiry date on 15 January 2009. The indicated reference rate, used to calculate interest is Euribor 1 month/365 + 100 basis points and the relevant regulation was also extended to the same date.

It should also be noted that upon expiry of such extension a new loan contract was stipulated with subsidiary Mediaset Investment S.a.r.l. for a notional amount equal to EUR 850,000 thousand.

The residual amount included in this item, amounting to EUR 11,888 thousand refers to the negative fair value of derivatives on exchange rates, as detailed in the table below.

10.7 Other current liabilities

	31/12/2008	31/12/2007
Due to employees for wages and salaries, accrued holiday pay and expenses	3,841	3,360
Due to insurance companies	67	63
Due to Shareholders for dividends	59	61
Due to Social Security institutions	1,089	1,056
Due to Directors	354	363
Due to Statutory Auditors	245	226
Other liabilities due to third parties	224	643
Other liabilities due to subsidiairies	7,924	14,252
Accruals	-	7
Adjustments	1	-
Total	**13,804**	**20,031**

Other payables due to subsidiary companies

This item comprises debt for VAT transferred from the subsidiaries to Mediaset S.p.A. as part of the Group VAT management (mainly referring subsidiary R.T.I. S.p.A.) for EUR 4,903 thousand, and debt for IRES (corporate tax) from tax consolidation equal to EUR 3,017 thousand due to the subsidiary companies included in the Group tax consolidation system applying the Agreement for the exercise of the option to join the National Tax Consolidation system.

Payables due to social security institutions

This item refers to amounts payable to social security institutions for employee and employer contribution of December wages and salaries, amounting to EUR 1,089 thousand (EUR 1,056 thousand as at 31 December 2007).

The table below includes the corresponding details:

	31/12/2008	31/12/2007
Inps	433	410
Inail	4	-
Enpals	318	343
Inpdai/Inpgi	57	51
Fasi/Fasdac	-	2
Fpdac	270	243
Casagit	8	7
Adjustments	(1)	-
Total	**1,089**	**1,056**

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

12. Revenues

12.1 Revenues from sales and services

Also in the year under investigation Mediaset S.p.A. signed a one-year agreement with subsidiary R.T.I. S.p.A. for the renting of its library of rights for a total amount of EUR 13,000 thousand (EUR 20,000 thousand in 2007). The decrease in the amount is due to the fact that Mediaset S.p.A.'s library was no longer developed and its qualitative and quantitative composition further reduced during 2008. Also for this reason, as was already commented, on 31 December 2008 the transfer of the same library of rights was completed in favour of R.T.I. S.p.A., a subsidiary which had already acquired the larger portion of the Group's library of television rights and currently managing the relevant acquisition and management rights.

Revenues from sales and services are broken down as follows:

	2008	2007
Sponsorships	2	2
Sales of goods and products	5	5
TV productions and co-productions	7	4
Programme lease	13,000	20,000
Use of TV rights	519	342
Other services	3,772	3,833
Leasing and rental	4	4
Sales commissions	1,064	1,250
Out of period income from sales and services	378	269
Adjustments	(1)	(1)
Total	**18,750**	**25,708**

Other services

This item mainly consists of the services offered by the Central Communication and Information Management to subsidiary R.T.I. S.p.A. for EUR 3,010 thousand and the supply of graphic advertising services to subsidiary R.T.I. S.p.A. for EUR 450 thousand and subsidiary Publitalia '80 S.p.A. for EUR 114 thousand.

Fees and commissions

This item mainly consists of commissions on guarantees and sureties granted to subsidiary companies for a total amount of EUR 715 thousand.

This item is broken down as follows:

	2008	2007
Revenues from sales of assets		
Sales of assets to third parties	5	5
Revenues from services		
Services to Group companies	18,146	25,282
Services to third parties	599	421
Total	**18,750**	**25,708**

The table below shows revenues broken down by geographical region:

	2008	2007
Italy	17,934	25,409
EU countries	737	203
Non-EU countries	59	96
North America	7	2
Other countries	13	(2)
Total	**18,750**	**25,708**

12.2 Other revenues and income

This item is detailed in the table below:

	2008	2007
Other revenues	3	3
Capital gain	24,422	-
Inexistences	2,186	351
Surplus funds	2,160	208
Other proceeds	370	361
Total	**29,141**	**923**

Capital gains

This item was established to recognise the capital gain relative to the transfer of the library of rights in favour of subsidiary R.T.I. S.p.A, as previously commented under item *Television rights*.

Surplus funds

This item entirely consists of funds released, which had been previously provisioned for lawsuits.

Non-operating losses and reversal of liability items

This item mainly consists of the cancellation of contractual payables due to suppliers.

Other income

This item mainly refers to income from leases and rents due from subsidiary R.T.I. S.p.A. amounting to EUR 342 thousand.

13. Costs

13.1 Personnel expenses

The following table compares the number of employees as at 31 December 2008 and as at 31 December 2007:

	Employees to 31/12/2008	Year average 2008	Employees to 31/12/2007
Managers	35	35	35
Middle managers	49	45	45
Office staff	130	133	132
Journalists	4	4	3
Total	**218**	**217**	**215**

The breakdown of personnel expenses is broken down as follows:

	2008	2007
Wages and salaries	19,580	18,942
Social security charges	5,777	5,455
Other personnel expenses	3,779	4,371
Ancillary personnel expenses	971	976
Out of period (income)/expenses on personnel expenses	19	15
Recovery on personnel expenses	(277)	(364)
Adjustments	(1)	1
Total	**29,848**	**29,396**
Non recurring income	-	(1,004)
Totale	**29,848**	**28,392**

Personnel expenses for the year amount to EUR 29,848 thousand (EUR 28,392 thousand as at 31 December 2007). This increase equal to EUR 1,456 thousand is due both to the payment of a one-off amount during the previous year and to MBO allocation, as well as to normal wage increase mechanisms.

Other personnel expenses mainly include Stock Option Plan costs for the years 2004, 2005, 2007 and 2008 amounting to EUR 435 thousand and compensation to Directors employed by the company for EUR 2,655 thousand (EUR 2,667 thousand in 2007).

13.5 Services

This item is broken down as follows:

	2008	2007
Maintenance and repairs	485	243
Transport and storage	140	147
Consultants' fees and external staff	8,840	9,172
Utilities and logistics	472	415
Advertising, public relations and hospitality	1,673	1,569
Sales commissions	42	31
Insurance costs	475	447
Travel and expense accounts	2,012	2,177
Administrative and E.D.P. service costs	1,527	1,937
Fees to Directors and Statutory Auditors	1,046	1,003
Other costs from television activities	24	18
Bank charges and commissions	1,054	825
Other services	579	679
Out of period (income)/expenses on services	28	(148)
Recovery on service expenses	(162)	(948)
Adjustments	(1)	(1)
Total	**18,234**	**17,566**

Consultancy and collaborations mainly include legal advisory services amounting to EUR 3,417 thousand, technical consulting services for EUR 2,744 thousand and other professional services equal to EUR 1,959 thousand.

Compensation to Directors and Statutory Auditors includes compensation paid to company Directors for EUR 779 thousand (EUR 777 thousand in 2007) and Auditors for EUR 267 thousand (EUR 226 thousand in 2007).

Costs relative to independent auditor and costs relative to the certification of the "*Modello Unico*" and "*Modello 770*" make for a total of EUR 394 thousand. No other services have been required from the Independent Auditing Company nor from other companies belonging to its network.

Advertising, public relations and entertainment expenses include advertising and sponsorship costs. EUR 448 thousand refer to affiliated company Il Teatro Manzoni S.p.A..

Lastly, *Cost recovery for services* include EUR 110 thousand regarding the recovery of costs charged to Fininvest S.p.A. in relation to the reimbursement of losses and legal expenses during the year, covered by the deed of acknowledgement, stipulated on 19.12.2002, regarding the Guarantee released on 06.06.1996 in favour of Mediaset S.p.A. and its subsidiaries, subject to expiry on 31.12.2002.

13.6 Use of third party assets

This item is made up as follows:

	2008	2007
Leases and rentals	2,581	2,530
Royalties	465	465
Out of period (income)/expenses on utilisation	15	4
Total	**3,061**	**2,999**

Item *Leases and rentals* includes the cost paid for renting offices in Milan and Rome, mainly charged to subsidiary R.T.I. S.p.A. for a total amount of EUR 1,978 thousand.

Item *Royalties*, equal to EUR 465 thousand, comprises the cost borne for the exploitation of the Fininvest trademark.

13.8 Sundry operating costs

This item is broken down as follows:

	2008	2007
Sundry tax charges	3,116	3,093
Out-of-period expenses and non-existent liabilities	162	48
Other operating costs	1,619	1,815
Out of period (income)/expenses on sundry operating costs	10	12
Recovery on sundry operating costs	(9)	(7)
Total	**4,898**	**4,961**

Other taxes is mainly represented by non-deductible VAT to the effect of the pro-rata variation in compliance with Art.19 bis of Italian Pres. Decree 633/72 amounting to EUR 2,916 thousand and for the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was 10 percentage points higher than that in the last period, amounting to EUR 42 thousand.

Other operating costs mainly include contributions for association fees and gifts for EUR 1,004 thousand, costs for subscriptions and magazines for EUR 329 thousand, costs for consortium fees for EUR 77 thousand and costs for legal transactions equal to EUR 155 thousand.

13.9 Amortisation, depreciation and write-downs

This item includes the amortisation/depreciation of intangible and tangible assets.

	2008	2007
Depreciation of tangible assets	138	196
Amortisation of TV rights	9,724	13,599
Amortisation of intangible assets	109	259
Depreciation/(restoration) of intangible assets	-	7
Total	**9,971**	**14,061**

Amortisation, depreciation and write-downs decreased by EUR 4,090 thousand. In particular, television rights decreased by EUR 3,875 thousand as a result of the gradual qualitative and quantitative impoverishment of the library.

15. Financial income and charges

15.1 Financial charges

	2008	2007
Interests due on Mediaset c/a tw subsidiaries	14,208	11,180
Interests due on Mediaset c/a tw affiliated companies and joint ventures	85	64
Interests due on current accounts	15	
Interests due on short term loans	69,244	72,282
Interests due on long term loans	14,017	6,873
Interests due on IRR	24,973	18,613
Commissions on security trading	-	7
Losses on currency exchange	99,354	29,991
Losses on currency re-valuation	5,933	28,494
Other charges	1,166	3,774
Loss on securities	7,006	-
Total	**236,001**	**171,278**

This item increased by EUR 64,723 thousand mainly as a consequence ascribable to item *Foreign exchange losses*.

Interest due on short-term loans

This item mainly includes interest totalling EUR 43,731 thousand on the short-term loan stipulated with subsidiary Mediaset Investment Belgium S.p.r.l.. Furthermore, this item includes interest due on loan contracts stipulated with Intesa Sanpaolo for EUR 6,161 thousand, Banca Popolare di Bergamo for EUR 4,869 thousand and Banca Popolare di Milano for EUR 5,713 thousand.

IRR interest due

This item consists of interest due on loans calculated based on the *amortised cost* method and includes:

- EUR 10,534 thousand due to Mediobanca;
- EUR 5,194 thousand due to S. Paolo Imi;
- EUR 9,245 thousand due to Intesa San Paolo.

Foreign exchange gains and losses

The total profit for the year referring to exchange differences recorded and from valuation amounts to EUR - 7 thousand (EUR - 3 thousand as at 31 December 2007) and is essentially the result of exchange rate hedging transactions, that led to signing balanced trading agreements in favour of subsidiary R.T.I. S.p.A. In compliance with IAS 39, these agreements do not qualify as hedging contracts and, therefore, their fair value change is booked to income statement.

Capital loss and security revaluation

This is a newly established item recognising the unrealised net loss equal to EUR 4,761 thousand deriving from the end-of-period valuation at fair value of Telecinco shares held as at 31 December 2008, amounting to EUR 7.55 per share.

15.2 Financial income

	2008	2007
Interests due on Mediaset c/a tw subsidiaries	176,819	160,355
Interests due on Mediaset c/a tw affiliated companies and joint ventures	16	66
Interests due on current accounts	2,174	1,628
Interests accrued on cash on hand	-	6
Proceeds from security trading	585	10
Proceeds from currency exchange	99,357	29,937
Proceeds from currency re-valuation	5,923	28,545
Other financial proceeds	1,314	1,867
Security re-valuation	2,246	-
Out-of-period (income)/expenses on financial proceeds	(17)	49
Adjustments	(1)	1
Total	**288,416**	**222,464**

This item increased by EUR 65,952 thousand due both to the considerable growth of interest receivable on intercompany current accounts and the growth in foreign exchange income.

The table below details financial income and borrowing costs broken down in compliance with the categories set out in IAS 39 and others not included both for the previous year and the year under investigation:

IAS 39 categories	31/12/2008	31/12/2007
Liabilities at amortised cost	(122,560)	(108,971)
Receivables and loans	179,641	163,377
Financial instruments held for trading	(4,401)	(3,062)
	52,680	**51,344**
Other financial income and charges	(265)	(158)
Total	**52,415**	**51,186**

15.3 Income/expenses from equity investments

Dividends from subsidiary companies

This item includes the dividends paid out by subsidiary companies for EUR 308,154 thousand, as detailed in the table below:

	2008	2007
R.T.I. - Reti Televisive Italiane S.p.A.	221,154	394,231
Publitalia '80 S.p.A.	87,000	90,000
Total dividends from subsidiaries	**308,154**	**484,231**

16. Income tax

	2008	2007
Charges/(proceeds) for IRES from tax consolidation	(17,633)	(2,366)
Fund provision for IRAP	647	2,013
Substitute tax	91	-
Total current taxes	**(16,895)**	**(353)**
Fund provision for deferred tax liabilities	-	316
Utilization of the deferred tax liabilities fund	(387)	(385)
Total deferred tax liabilities	**(387)**	**(69)**
Utilization of credit from deferred tax assets	17,654	14,160
Deferred tax assets	(793)	(1,616)
Total deferred tax assets	**16,861**	**12,544**
Total	**(421)**	**12,122**

This item, equal to EUR - 421 thousand di euro (EUR + 12,122 thousand as at 31 December 2007), refers to IRAP (Regional tax) for EUR 647 thousand and includes recognition of a proceed amounting to EUR 17,633 thousand, in compliance with the provisions established in the relevant Agreement regarding the option to join the tax consolidation system regulating the relations of the parties involved. This item was adjusted through utilisation of advanced and deferred taxes for the year equal to EUR 17,267 thousand, partially offset by provisions for advanced and deferred taxes amounting to EUR 793 thousand.

In compliance with Art. 1, par. 48, of the 2008 Budget Law, the Company has realigned the fiscal value of its assets to the relevant financial value, subject to higher fiscal amortisation, made in 2004, which were not entered in the income statement, through the payment of a substitute tax in three instalments. This operation generated a positive effect in the income statement equal to EUR 153 thousand resulting from the use of deferred taxes for EUR 244 thousand net of the allocation of withholdings for EUR 91 thousand.

Below are the reconciliation tables between ordinary and actual rates:

IRES	31/12/2008	31/12/2007
Ordinary applicable tax rate	27.50%	33.00%
Effect of increase (decrease) differences against ordinary tax rate		
Free-tax income	-5.00%	0.00%
Dividends	-23.54%	-32.36%
Permanent differences	-0.03%	0.38%
Adjustment of the tax rate on tax advances	0.00%	1.43%
Actual tax rates	-1.07%	2.45%

IRAP	31/12/2008	31/12/2007
Theoretical tax burden	4.82%	5.25%
Other permanent differences		
Other personnel expenses	0.11%	-0.02%
Free-tax income	-0.19%	0.00%
Not deducible amortisation	0.02%	0.05%
Not deducible financial charges	0.59%	0.11%
Other permanent variations	0.08%	0.17%
Other non deductible charges for I.Re.S.	0.00%	0.13%
Actual tax rates	5.43%	5.69%

19. Investment commitments and guarantees

Sureties given

These are sureties given for EUR 86,638 thousand (EUR 174.620 thousand as at 31 December 2007), of which EUR 85,949 thousand to subsidiary and affiliated companies and EUR 689 thousand to third parties. As for sureties given in favour of subsidiary companies, mention should be made of the bank sureties granted to Juventus F.C. S.p.A. for EUR 27,575 thousand, F.C. Internazionale S.p.A. for EUR 26,400 thousand and A.S. Roma S.p.A. for EUR 10,800 thousand in the interest of R.T.I. S.p.A..

Potential liabilities guaranteed by the parent company Fininvest S.p.A.

As stated in the financial statements as at 31 December 2006, it should be noted that the guarantee issued on 6 June 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A. expired on 31 December 2002.

Therefore, as already mentioned, on 19 December 2002 a joint deed of acknowledgement was signed with the parent company based on which Fininvest S.p.A. is committed to hold Mediaset S.p.A. and its subsidiaries not liable also beyond said expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee and notified to Mediaset S.p.A. and its subsidiaries by 31 December 2002 and notified to Fininvest S.p.A. by 31 January 2003.

The following events were covered by the guarantee in 2008:

- With regard to the expenses that have already been verified and entered in the financial statements ended as at 31 December 2008, Mediaset S.p.A. requested compensation from Fininvest S.p.A. for expenses totalling EUR 110 thousand, of which EUR 30 thousand not yet received. Cases still pending amount to EUR 119 thousand.

Contingencies

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiaries.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to rely on major international producers of films / sports events in order to purchase television rights (which are frequently denominated in foreign currencies, such as USD) with exposure to market risks arising from variations in exchange rates.

To reduce such risks, financial derivative instruments are used, as explained below.

In the Mediaset Group, cash operations are substantially centralised in Mediaset S.p.A., operating both in the Italian domestic and foreign markets.

Mediaset S.p.A. Board of Directors provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 764,147 thousand (EUR 1,117,904 thousand as at 31 December 2007), refers to hedging foreign exchange risk on currency transactions.

Lastly, it should be noted that the derivative contracts stipulated with third parties for exchange risk hedging purposes are to be considered offset by those signed with subsidiary R.T.I. S.p.A..

Other information

Furthermore, it should be noted that derivatives to hedge interest rate risks (collar derivatives on interest rates) referring to the medium-to-long term loan stipulated in 2006 at floating rate and already commented in item *Non current payables and financial liabilities*, commit Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the 3.17% Floor rate established in contracts and the floating market rate valid at the date of reference, should these be below this threshold. Conversely, the parties involved undertake to pay Mediaset S.p.A. amounts, at the same pre-established dates, which are calculated on the difference between the 4.50% Cap rate and the market rate at the date of reference, should the market rate be below this threshold.

It should be noted that these contracts are subject to efficiency tests that have provided positive results.

20. Additional information on financial instruments and risk management policies

Classes of financial instruments

Below is a detailed analysis of financial assets and liabilities pursuant to IFRS 7 in the context of the categories established in IAS 39 both for the previous year and the year under investigation.

FY 2008

	IAS 39 categories					
BALANCE SHEET ITEM	**Financial instruments held for trading**	**Receivables and loans**	**Financial instruments held to maturity**	**Financial instruments held for sale**	**Book value**	**Notes**
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	51,154	51,311	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	152	-	-	152	6.2
Mediaset Group companies	-	43,427	-	-	43,427	6.2
Fininvest and Mediolanum Group companies	-	117	-	-	117	6.2
Current financial assets						
Sahres	7,550	-	-	-	7,550	6.6
Non hedge derivatives - third parties	1,066	-	-	-	1,066	6.6
Non hedge derivatives - subsidiaries	10,817	-	-	-	10,817	6.6
Cash and cash equivalents						
Bank and postal deposits	-	81,800	-	-	81,800	6.7
Cash in hand	-	40	-	-	40	6.7
Intercompany subsidiary financial receivables	-	3,318,531	-	-	3,318,531	6.5
TOTAL FINANCIAL ASSETS	19,433	3,444,224	-	51,156	3,514,813	

	IAS 39 categories			
BALANCE SHEET ITEMS	**Financial instruments held for trading**	**Liabilities at amortised cost**	**Book value**	**Notes**
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	883,730	883,730	9.3
CURRENT LIABILITIES				
Payables due to banks				
Banks	-	28,973	28,973	10.1
Credit lines	-	514,217	514,217	10.1
Tarde payables				
Suppliers	-	4,825	4,825	10.2
Mediaset Group companies	-	598	598	10.2
Fininvest and Mediolanum Group companies	-	588	588	10.2
Other financial liabilities				
Financial payables due to subsidiaries	-	851,608	851,608	10.6
Hedge derivatives - third parties	2,895	-	2,895	
Non hedge derivatives - third parties	10,822	-	10,822	10.6
Non hedge derivatives - subsidiaries	1,066	-	1,066	10.6
Intercompany financial payables - subsidiaries/associa	-	358,865	358,865	10.5
TOTAL LIABILITIES	14,783	2,643,404	2,658,187	

FY 2007

BALANCE SHEET ITEM	IAS 39 categories: Financial instruments held for trading	Receivables and loans	Financial instruments held to maturity	Financial instruments held for sale	Book value	Notes
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	50,539	50,696	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	95	-	-	95	6.2
Mediaset Group companies	-	4,884	-	-	4,884	6.2
Fininvest and Mediolanum Group companies	-	58	-	-	58	6.2
Current financial assets						
Third party hedge derivatives	1,877		-	-	1,877	6.6
Third party non hedge derivatives	372	-	-	-	372	6.6
Non hedge derivatives - subsidiaries	25,513	-	-	-	25,513	6.6
Cash and cash equivalents						
Bank and postal deposits	-	68,898	-	-	68,898	6.7
Cash in hand	-	64	-	-	64	6.7
Intercompany subsidiary financial receivables	-	3,373,930	-	-	3,373,930	6.5
TOTAL FINANCIAL ASSETS	27,762	3,448,086	-	50,541	3,526,389	

BALANCE SHEET ITEMS	IAS 39 categories: Financial instruments held for trading	Liabilities at amortised cost	Book value	Notes
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	822,462	822,462	9.3
CURRENT LIABILITIES				
Payables due to banks				
Banks	-	53,578	53,578	10.1
Credit lines	-	446,331	446,331	10.1
Tarde payables				
Suppliers	-	6,421	6,421	10.2
Mediaset Group companies	-	716	716	10.2
Fininvest and Mediolanum Group companies	-	308	308	10.2
Other financial liabilities				
Financial payables due to subsidiaries	-	851,719	851,719	10.6
Third party non hedge derivatives	25,610	-	25,610	10.6
Non hedge derivatives - subsidiaries	371	-	371	10.6
Intercompany financial payables - subsidiaries/associa	-	335,123	335,123	10.5
TOTAL LIABILITIES	25,981	2,516,658	2,542,639	

Fair value of financial assets and liabilities: calculation methods

Below is a description of the amounts corresponding to the fair value of the classes of financial instruments broken down by calculation methods adopted for their determination in the previous year and in the year under investigation.

FY 2008

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Non current payables due to banks	(883,730)	-	-	-	(916,339)	(916,339)	9.3
Secutities	7,550	7,550	-	-	-	7,550	6.6
Non hedge derivatives							
Forward contracts - third parties	(9,755)	-	-	-	(9,755)	(9,755)	6.6/10.6
Forward contracts - subsidiaries	9,752	-	-	-	9,752	9,752	10.6
Hedge derivatives							
Third party plain vanilla options	(2,895)	-	(2,895)	-	-	(2,895)	6.6

FY 2007

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Non current payables due to banks	(822,462)	-	-	-	(826,781)	(826,781)	9.3
Non hedge derivatives							
Third party plain vanilla options	(81)	-	(81)	-	-	(81)	6.6/10.6
Subsidiary plain vanilla options	(8)	-	(8)	-	-	(8)	10.6
Third party barrier options	(1,086)	-	-	(1,086)	-	(1,086)	10.6
Subsidiary barrier options	1,086	-	-	1,086	-	1,086	6.6
Third party forward contracts	(24,072)	-	-	-	(24,072)	(24,072)	6.6/10.6
Subsidiary forward contracts	24,064	-	-	-	24,064	24,064	6.6/10.6
Hedge derivatives							
Third party plain vanilla options	1,877	-	1,877	-	-	1,877	6.6

The fair value of non current payables due to banks was calculated without any assumption made on the company's credit spread.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date.

Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent partners.

The fair value of trade payables due within 12 months was not calculated since it is estimated that their carrying value is very close to fair value. As a result, the carrying value for such payables for which the fair value was calculated, also includes the portion due within 12 months from closing date.

Moreover, it should be noted that financial assets and liabilities whose fair value cannot be properly determined were not entered in this table.

Financial income and borrowing costs recognised in compliance with IAS 39

Here below is a detailed analysis of the amounts relative to financial income and borrowing costs broken down according to the categories provided for in IAS 39.

FY 2008

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	585	(4,999)	-	13	**(4,401)**
Liabilities at amortised cost	(122,541)	-	-	(19)	**(122,560)**
Receivables and loans	179,641	-	-	-	**179,641**
Total IAS 39 categories					**52,680**
Other (charges)/income	-	(265)	-	-	**(265)**
Total					**52,415**

FY 2007

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	135	(3,155)	-	(42)	**(3,062)**
Liabilities at amortised cost	(109,012)	-	-	41	**(108,971)**
Financial instruments held to maturity	-	-	-	-	**-**
Receivables and loans	163,379	-	-	(2)	**163,377**
Financial instruments held for sale	-	-	-	-	**-**
Total IAS 39 categories					**51,344**
Other (charges)/income	-	(158)	-	-	**(158)**
Total					**51,186**

Capital management

The objectives of Mediaset S.p.A. in relation to capital management are based on ensuring the Group's ability to provide a return to shareholders, protect stakeholders, guarantee compliance with the covenants and maintain an adequate capital structure.

Classes of financial risks and relevant hedging activities

Mediaset S.p.A. Executive Committee defined the Group's policies for financial risk management, aimed at reducing exposure to exchange rate, interest rate and liquidity risks, which the Group is exposed to. Such activities, aimed at optimising the structure of operating costs and resources dedicated, is centralised with parent company Mediaset S.p.A., the company holding responsibility for collecting information regarding possible risk exposures and provide for relevant hedging.

To this end, Mediaset S.p.A. directly operates in the market and carries out a control and co-ordination activity to manage the financial risks of the Group companies; financial partners are selected among those having a high rating, while simultaneously guaranteeing limited exposure towards the same.

Exchange rate risk

Mediaset S.p.A. acts as an intermediary in the management of the exchange rate risk aiming at minimising the effect of exchange rate fluctuations, which mainly its directly controlled subsidiary R.T.I. S.p.A. is exposed to as a result of the purchase of television rights mainly in USD.

Mediaset S.p.A. collects information regarding any exchange risk position of its subsidiary R.T.I. S.p.A. and, after having stipulated a relevant hedging contract, transfers it to the same subsidiary through an intercompany contract under the same terms and conditions.

The classes of derivative contracts mainly used are forward contracts and options.

Mediaset S.p.A. accounts for these contracts (both the one stipulated with an independent partner and the one stipulated with its subsidiary RTI) qualifying them as intermediary contracts; this means that fair value variations are posted in the income statements as "realised gains and losses and from valuation on foreign exchange operations" under item Financial income/(charges).

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward as of the date of closing.

The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the barrier options.

The sensitivity analysis on exchange rates was not carried out, since the activity correlated to it does not generate significant effects, because it exclusively derives from an intermediary activity, as previously commented.

Below is a table summarising the financial instruments used with the relevant contract notional value.

Interest rate risk

As already mentioned, the Group's financial operations are centralised with Mediaset S.p.A. through the use of daily cash pooling automatic movements from almost all Group companies. Mediaset S.p.A. is fully responsible for the identification and stipulation of medium-to-long term loans as well as for the opening of committed and uncommitted credit lines.

The interest rate risk for Mediaset S.p.A. is mainly ascribable to financial payables at variable rate which expose the company to a cash flow risk; the objective of the company is to limit the fluctuation of borrowing costs having an impact on the financial result, minimising the risk for a potential rise in interest rates.

Mediaset S.p.A. pursues its objectives of risk management, by relying on derivative contracts stipulated with third parties aimed at pre-determining or reducing the fluctuation of cash flows due to changes in the interest rates of medium-to-long loans. The time horizon considered relevant for the management of the interest rate risk is established as the minimum term of 18 months of residual duration of the operation.

From an accounting standpoint, starting from the derivative contract's effective date until the date of its redemption or maturity, the Mediaset S.p.A. applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, the cash flow hedge method is applied pursuant to IAS 39. Based on this method the effective component of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the interest to income statement upon occurrence.

The valuation of the effectiveness aims at demonstrating the high correlation between the technical-financial characteristics of the hedged against liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and perspective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The fair value of the options (interest rate collar) on the interest rates is calculated by using the Black & Scholes formula.

The derivative product portfolio includes two zero-cost collars. Below are the cap and floor barrier levels and the relevant maturity.

	Cap	Floor	Expiry
Collars on interest rates for notional amounting to EUR 210 million	4.50%	3.17%	29/05/2013

Sensitivity analysis

The financial instruments exposed to interest rate risk were subject a sensitivity analysis as of the closing date of these financial statements. The assumptions at the base of the model are illustrated here below:

- Medium-to-long term payables were subject to a symmetrical variation of 50 bps as at the date of re-fixing of the internal yield rate calculated during the period of reference;
- Short term payables and medium-to-long revolving payables and other financial current items were subject to a recalculation of the amount of financial charges by applying a symmetrical variation of 100 bps to the values entered;
- Collars on interest rates were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 100 bps to the curve of the interest rates as at the closing date of these financial statements. The ineffective component was calculated based on the average ineffective component for the period. In addition, any use of derivative instruments at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve to income statement;
- The variation applied is twice as much as in the preceding year, considering the higher interest rate volatility projections.

The table below shows, in brief, the variations in the Group's result and Shareholders' equity following to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as at 31 December 2008:

Years	Variation b.p.	Economic Performance	Shareholders' equity reserve	Total Shareholders' equity
2008	100	6,692.0	870.0	7,562.0
	-100	-5,737.0	-2,397.0	-8,134.0
2007	50	3,472.0	1,189.0	4,661.0
	-50	-3,345.0	-1,460.0	-4,805.0

Credit risk

With regard to third party financial partners and other Group companies, Mediaset S.p.A. is not characterised by significant liquidity risk or solvency risk positions.

The following tables show, broken down by type of financial partner, trade receivables and financial receivables due from third parties to Group companies and the corresponding provision for bad debt accounted for in the year of reference. The resulting amounts are totally negligible.

FY 2008

	RECEIVABLES						
CLASSES	Total net receivables	Net overdue amount 0-30dd	30-60dd	60-90dd	Over	Total	Bad debt
Trade receivables							
Other receivables	152	-	-	36	285	321	248
Receivables due from Fininvest Group companies	117	-	-	-	-	-	-
Receivables due from Mediaset Group companies	43,427	-	-	-	-	-	-
Total	**43,696**	**-**	**-**	**36**	**285**	**321**	**248**
Financial receivables							
Other financial assets	7,550						
Bank deposits	81,800						
Non hedge derivatives - third party	1,066						
Non hedge derivatives - subsidiaries	10,817						
Intercompany financial receivables	3,318,531						
Total	**3,419,764**						

FY 2007

	RECEIVABLES						
CLASSES	Total net receivables	Net overdue amount 0-30dd	30-60dd	60-90dd	Over	Total	Bad debt
Trade receivables							
Other receivables	95	41	-	5	25	71	265
Receivables due from Fininvest Group companies	58	-	-	-	-	-	-
Receivables due from Mediaset Group companies	4,884	-	-	-	-	-	-
Total	**5,037**	**41**	**-**	**5**	**25**	**71**	**265**
Financial receivables							
Bank deposits	68,898						
Third party hedge derivatives	1,877						
Third party non hedge derivatives	372						
Non hedge derivatives - subsidiaries	25,513						
Intercompany financial receivables	3,373,930						
Total	**3,470,590**						

It should be noted that the company has issued credit commitments totalling EUR 86,638 thousand (EUR 174,620 thousand as at 31 December 2007), of which EUR 85,444 thousand in favour of third parties in the interest of subsidiaries. These mainly refer to guarantees in favour of the Italian Football League and the main Football Clubs for EUR 64,775

The table below shows the changes occurred in bad debt provision both for the previous year and the year under investigation.

	31/12/2008	31/12/2007
Beginning balance	**265**	**353**
Uses for the period	(16)	(89)
Rounding	(1)	1
Final balance	**248**	**265**

Liquidity risk

The liquidity risk is correlated to the difficulty of identifying the funds to face commitments.

This may be due to the unavailability of sufficient funds to face financial commitments based on the relevant established terms and maturities and in case of sudden revocation of uncommitted credit lines or in the event that the company must face its financial liabilities before their maturity.

As already mentioned, the Group's financial operations are centralised with Mediaset S.p.A.. operating in the domestic market as well as internationally, through the use of cash pooling automatic movements.

The management of the liquidity risk implies:

- the maintenance of a substantial balance between the committed and uncommitted credit lines in order to avoid liquidity strains in the event that requests for reimbursement are delivered by the relevant financial partners;
- the maintenance of an average financial exposure over the period within a threshold which substantially correspond to 2/3 of the global amount entrusted through financing entities;
- the availability of financial assets available for sale in a short period of time to face any cash requirements.

In order to optimise the management of liquidity, on specific instruction given by Mediaset S.p.A., Group companies have concentrated payments to suppliers in correspondence with the most significant revenue inflows.

The table below shows, by contract expiry date in consideration of the so-called worst case scenario , and at *undiscounted* values, the Company's financial obligations, considering the closest date upon which payment becomes due and including the relevant notes for each class both for the previous year and for the year under investigation.

FY 2008

Balance sheet items		Book value	Time Band 0-3 months	4-6 months	7-12 months	1-5 years	over 5 years	Total financial flows	Notes
Financial liabilities									
Loans and payables due to banks		883,730	406,827	3,881	9,806	519,399	-	939,913	9.3
Credit lines and payables due to banks		543,190	530,573	14,286	-	-	-	544,859	10.1
Financial payables due to subsidiaries		851,608	852,566	-	-	-	-	852,566	10.6
Payables due to suppliers for rights		2,011	2,011	-	-	-	-	2,011	10.2
Payables due to suppliers per professionals		1,429	1,429	-	-	-	-	1,429	10.2
Payables due to other suppliers		1,385	1,379	6	-	-	-	1,385	10.2
Payables due to Mediaset Group companies		598	598	-	-	-	-	598	10.2
Payables due to Fininvest Group and Mediolanum Group companies		588	588	-	-	-	-	588	10.2
Intercompany financial payables - subsidiaries/associates		358,865	358,865	-	-	-	-	358,865	10.5
Total		**2,643,404**	**2,154,836**	**18,173**	**9,806**	**519,399**	**-**	**2,702,214**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	9,755	118,396	190,107	3,645	65,335	-	377,483	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(111,483)	(185,979)	(3,515)	(64,481)	-	(365,458)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	(9,752)	(118,289)	(190,107)	(3,645)	(65,334)	-	(377,375)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	111,380	185,979	3,515	64,481	-	365,355	
Third party hedge derivatives (rates risk)		(2,895)							
Total		**(2,892)**	**4**	**-**	**-**	**1**	**-**	**5**	

FY 2007

Balance sheet items		Book value	Time Band 0-3 months	4-6 months	7-12 months	1-5 years	over 5 years	Total financial flows	Notes
Financial liabilities									
Loans and payables due to banks		822,462	318,699	5,050	12,778	554,703	30,749	921,979	9.3
Credit lines and payables due to banks		499,909	500,935	-	-	-	-	500,935	10.1
Financial payables due to subsidiaries		851,719	10,681	11,172	872,713	-	-	894,566	10.6
Payables due to suppliers for rights		4,102	4,102		-	-	-	4,102	10.2
Payables due to other suppliers		2,319	2,314	5	-	-	-	2,319	10.2
Payables due to Mediaset Group companies		716	716	-	-	-	-	716	10.2
Payables due to Fininvest Group and Mediolanum Group companies		308	308	-	-	-	-	308	10.2
Intercompany financial payables - subsidiaries/associates		335,123	335,123	-	-	-	-	335,123	10.5
Total		**2,516,658**	**1,172,878**	**16,227**	**885,491**	**554,703**	**30,749**	**2,660,048**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	(25,150)	101,693	227,268	9,789	190,850	-	529,600	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(98,956)	(215,604)	(8,850)	(178,181)	-	(501,591)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	25,142	(101,278)	(227,268)	(9,789)	(190,850)	-	(529,185)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	98,548	215,604	8,850	178,181	-	501,183	
Total		**(8)**	**7**	**-**	**-**	**-**	**-**	**7**	

It should be noted that items "loans, payables to banks and credit lines" within 3 months include EUR 400,000 thousand regarding medium-to-long term revolving credit lines in consideration of the maturity of the current drawing as at the closing date of these financial statements.

The difference between the values entered in the financial statements and the total of the cash flows is primarily ascribable to the calculation of interest on the contract duration of payables

due to credit institutes. In addition, with reference to loans valued using the amortised cost method, the interest calculation method provides for the application of the nominal rate instead of the actual yield rate.

With reference to the section dedicated to the derivative instruments, it should be noted that the contract rate means the forward rate defined as of the contract's effective date, while the period-end rate means the spot rate as at the closing date of these financial statements.

For a better description in the table, in consideration of the intermediary activity in the management of the exchange rate risk carried out by Mediaset S.p.A., the positive cash flow amounts were entered, deriving from the currency-denominated sales to subsidiary R.T.I. S.p.A..

For the Board of Directors

The Chairman

ANNEXES

The following annexes contain additional information that were not reported in these Explanatory Notes. The annexes are integrating part of these Explanatory Notes.

- Summary table of hedging derivative instruments as at 31 December 2008
- List of investments in subsidiary and affiliated companies as of Decembre 31st, 21008 (Article 2427 n. 5 of the Italian Civil Code)
- Disclosures pursuant to Art. 149-duodecies of Consob Issuers Regulation

Summary table of hedging derivative instruments
as at 31 December 2008

(amounts in EUR thousands)

Type of transactions \ Underlying	Interest rates and certificates of indebtedness			Capital securities and share indexes			Exchanges rates			Receivables			Other values		
	Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value	
		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.
Unlisted OTC derivatives															
Fiancial derivatives:															
- options vs. third parties															
CALL purchases															
PUT sales															
- options vs. Group															
PUT purchases															
CALL sales															
- forwards contracts vs. third parties															
USD purchases							510,929	1,067	10,677						
USD sales							(3,261)		58						
- forwards contracts vs. third parties															
GBP purchases							643		86						
GBP sales															
- forwards contracts vs. Group															
USD purchases							3,261	58							
USD sales							(510,785)	10,673	1,066						
- forwards contracts vs. Group															
GBP purchases															
GBP sales							(643)	86							
- collar on interest rates	210,000														
Total	210,000	-	-	-	-	-	144	11,884	11,887	-	-	-	-	-	-

12g3-2(b)

List of investments in subsidiary and affiliated companies as of Decembre 31st, 21008
(Article 2427 n. 5 of the Italian Civil Code)

					Shareholders' Equity		Result for the year						Difference	
Name	Head office		Head Office	Face value per sahre	Total	Pro-quota amount	Total	Pro-quota amount	% held	Number of share held	Book value	Value as per art. 2426 (4) c.c.	B-A	B-C
Subsidiary Companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	161,037	161,037	82,317	82,317	100%	100,000,000	51,134	-	(109,903)	-
R.T.I. S.p.A.	Rome	Euro	500,000	0.52	1,227,427	1,227,427	282,242	282,242	100%	961,538,475	534,219	-	(693,208)	-
International Media Services Ltd.	Malta	Euro	52	1.03	77,731	77,692	(19,437)	(19,427)	99.95%	49,999	53	-	(77,639)	-
Mediaset Investment S.a.r.l.	Luxemburg	Euro	79,607	52.00	908,633	908,633	(78,829)	(78,829)	100%	1,530,900	394,195	-	(514,438)	-
Mediaset Investimenti S.p.A.	Milan	Euro	500,000	4,166.67	(162,958)	(162,958)	98,160	98,160	100%	120,000	500,000	-	662,958	-

Disclosures pursuant to Art. 149-duodecies of Consob Issuers Regulation

(amounts in EUR thousands)

Types of services	Entity providing the service	Recipient	2008 fees
Auditing	Reconta Ernst & Young S.p.A.	Holding-Mediaset S.p.A.	568
Auditing	Reconta Ernst & Young S.p.A.	Subsidiaries	744
Auditing	Ernst & Young network	Subsidiaries	264
Certification services (1)	Reconta Ernst & Young S.p.A.	Holding-Mediaset S.p.A.	5
Certification services (1)	Reconta Ernst & Young S.p.A.	Subsidiaries	46
Total			**1,627**

(1) *Services for "Modello Unico" and "Modello 770" certification*

Mediaset S.p.A.

Table of equity investments pursuant to Art. 125 of Consob Regulation n. 11971/1999 and subsequent amendments

(date of reference: 31 December 2008)

Company Name	Country	Total owned share %	Type of stake ownership %	Shareholder	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Alba Adriatica S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l.	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I S.p.A.	10.90%
Conecta 5 Telecinco, SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Digitalia 08 S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A.	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.51%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
			directly owned	Mediaset S.p.A.	0.41%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Kulteperalia S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Med Due S.r.l.	Italy	75.00%	indirectly owned	R.T.I. S.p.A.	75.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediaset Investment S.a.r.l.	Luxemburg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l.	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Cinema S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Medusa Multicinema S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Video S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Nessma SA	Luxemburg	25.00%	indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Pegaso Television INC	USA	35.08%	indirectly owned	Gestevision Telecinco S.A.	35.08%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	United Kingdom	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Sportsnet Media Limited	Cayman Island (United Kingdom Colony)	49.00%	indirectly owned	Mediaset Investment S.a.r.l.	49.00%
Taodue S.r.l.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Tivù S.r.l.	Italy	48.25%	indirectly owned	R.T.I. S.p.A.	48.25%
Telecinco Cinema, SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Telecinco Factoria de Production, SLU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.94%	indirectly owned	R.T.I. S.p.A.	98.94%
X Content S.r.l. in liquidazione	Italy	100.00%	indirectly owned	Medusa Video S.p.A.	100.00%

12g3-2(b)

MEDIASET S.p.A.

2008 Annual Report

Reports of the Statutory Auditors
and External Auditors

Board of Statutory Auditors' Report to the General Meeting

Shareholders,

the draft financial statements at December 31, 2008, drawn up by the Board of Directors on March 17, 2009 and submitted for your approval, close reporting a profit of Euro 342,478,810. The accompanying consolidated financial statements report a group profit of Euro 459 million.

Both financial statements have been prepared in compliance with the law, which as your Company is publicly quoted, are represented by the International Accounting Principles endorsed by the European Commission, supplementary provisions issued by Consob and other disclosures required by the Civil Code. The Board of Statutory Auditors, also through meetings with the independent auditors, ascertained that the financial statements comply with the general accounting principles established by the aforementioned regulations and examined the methods of application in certain cases.

In their Report on operations, the Directors have described the performance of the company and the group, both as a whole and broken down by business sector and geographical area, and the main operations performed during the year. They have also provided information on Human Resources, on the management outlook and a comprehensive account of the various types of risk (financial or other) to which the company and the group are exposed, together with the policies adopted to mitigate them.

During the year the Board of Statutory Auditors performed the duties required by law, taking into account the Self-Disciplinary Code of Borsa Italiana. In brief, we performed our work by:

- constantly monitoring compliance with the law, the company bylaws and principles of good administration;
- attending meetings of the Board of Directors, Executive Committees and Committees set up pursuant to the Code of Corporate Governance;

- meeting company and group top management periodically, in order to acquire information on performance and on the operations with the greatest impact on the income statement, balance sheet and financial position of the Company;
- analysing the main features of the company's organisation structure to ascertain its adequacy;
- examining the internal control system and accounting control system to ascertain their reliability, by means of meetings or exchanges of information with the independent auditors and the internal compliance officer, and by attending all the meetings of the Internal Control Committee and Governance Committee;
- examining the action plan and the results of verifications performed by the Internal Auditing function;
- verifying the independence requirements of the external auditors and the procedures adopted by the Board of Directors to assess the independence of Directors so designated;
- examining and assessing instructions issued by the company to its subsidiaries and meetings with the Chairmen of the Board of Statutory Auditors of the two main subsidiaries;
- direct verifications as deemed necessary.

We report to you that our review work, as described briefly above, did not reveal any matters for censure or omissions such as to require their being reported to you or to regulatory Authorities, and that during the year no complaints were received pursuant to article 2408 of the Italian Civil Code.

Also in compliance with specific instructions issued by Consob, the Board of Statutory Auditors specifies that:

- transactions with other Group companies or related parties were not of a critical nature and were not atypical or unusual;
- the aforementioned operations have been adequately described in the supplementary notes to the financial statements of the Company and the Group, and are consistent with and relevant to the interests of the company;
- the company has constantly revised its Code of Corporate Governance to ensure

consistency with best practises;

- the independent auditors confirmed to us that they did not perform any significant work not connected with their audit activity, not even through the international network of which they are a part;
- the dividend proposed seems sustainable in consideration of the result reported by the group, the debt to equity ratio, and cash flow forecasts;
- the Board of Directors met 8 times, the Executive Committee 8 times and the Board of Statutory Auditors 15 times, of which 9 with the members appointed by the General Meeting of Shareholders on April 16, 2008.

In consideration of the above and of the information received from the independent auditors, the Board of Statutory Auditors has not found any reason not to approve the financial statements as of December 31, 2008 and the proposal for the distribution of the dividend proposed by the Board of Directors.

Milan, March 30, 2009

The Board of Statutory Auditors

Alberto Giussani
Silvio Bianchi Martini
Francesco Vittadini

ENCLOSURE: list of positions held by the Statutory Board members.

ENCLOSURE: list of positions held by the Statutory Board members.

Alberto Giussani

Mediaset Spa (Chairmen of the Board of Statutory Auditors)
Credito Artigiano Spa (Director)
Seat Pagine Gialle Spa (Director)
Fastweb Spa (Director)
Carlo Tassara Spa (Statutory Auditor)
Finanziaria Canova Spa (Director)

Silvio Bianchi Martini
Mediaset SpA (Statutory Auditor)
Cartiere di Monfalcone Spa (Chairmen of the Board of Statutory Auditors)
Sofidel Spa (Statutory Auditor)
Fibrocellulosa Spa (Chairmen of the Board of Statutory Auditors)
Banco di Lucca Spa (Director)
Celsius Scarl (Director)

Francesco Vittadini
Mediaset SpA (Statutory Auditor)
A.C. Milan Spa (Chairmen of the Board of Statutory Auditors)
Asansiro Srl (Chairmen of the Board of Statutory Auditors)
Finisvim Spa (Chairmen of the Board of Statutory Auditors)
Digital Multimedia Technologies Spa (Chairmen of the Board of Statutory Auditors)
Elettronica Industriale Spa (Chairmen of the Board of Statutory Auditors)
Giambelli Spa (Chairmen of the Board of Statutory Auditors)
Mediolanum Vita Spa (Chairmen of the Board of Statutory Auditors)
Medusa Cinema Spa (Chairmen of the Board of Statutory Auditors)
Milan Entertainment Srl (Chairmen of the Board of Statutory Auditors)
Reteitalia Spa in liquidazione (Chairmen of the Board of Statutory Auditors)
R.T.I. Spa (Chairmen of the Board of Statutory Auditors)
Video Time Spa (Chairmen of the Board of Statutory Auditors)
Auditel Srl (Statutory Auditor)
Cofind (Statutory Auditor)
Digitalia '08 Srl (Statutory Auditor)
Fininvest Spa (Statutory Auditor)
Holding Italiana Prima Spa (Statutory Auditor)
Il Teatro Manzoni Spa (Statutory Auditor)
Isim Spa (Statutory Auditor)
Med Due Srl (Statutory Auditor)
Mediolanum Spa (Statutory Auditor)
Medusa Video Spa (Statutory Auditor)
Milan Real Estate Spa (Statutory Auditor)
Radio e Reti Spa (Statutory Auditor)
Titanus Elios Spa (Statutory Auditor)
Videodue srl (Statutory Auditor)
Immobiliare Osio Srl (Director)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent auditors' report
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders
of MEDIASET S.p.A.

1. We have audited the financial statements of MEDIASET S.p.A. as of and for the year ended December 31, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the MEDIASET S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes, reference should be made to the auditors' report dated March 28, 2008, issued by other auditors.

3. In our opinion, the financial statements of MEDIASET S.p.A. at December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations, the changes in shareholders' equity and the cash flows of MEDIASET S.p.A. for the year then ended.

4. The management of MEDIASET S.p.A. is responsible for the preparation of the Directors' Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Directors' Report on Operations with the financial statements as required by art. 156, paragraph 4-bis, letter d) of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Directors' Report on Operations is consistent with the financial statements of MEDIASET S.p.A. as of December 31,2008.

Milan, March 31, 2009

Reconta Ernst & Young S.p.A.
signed by: Alberto Coglia, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.303.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

MEDIASET S.p.A.

2008 Annual Report

Certification of the annual financial statement pursuant to art. 154-bis of Legislative Decree 58/98

Statement concerning Mediaset S.p.A. Financial Statements in Compliance with Art. 154-bis of Italian Law Decree 58/98

1. The undersigned, Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Senior Executive Manager, responsible for the drafting of the corporate accounting documentation, of the company Mediaset S.p.A., also in compliance with the provisions set out in Art. 154-bis, par. 3 and 4 of Italian Law Decree No.58 of 24 February 1998, hereby declare:

   - the adequacy in relation to the Company's characteristics and
   - the effective application

   of the administrative and accounting procedures for the drafting of the financial statements for the year 2008.

2. The valuation of the adequacy of the administrative and accounting procedures for the drafting of the financial statements as at 31 December 2008 was carried out based on the standards and criteria defined by Mediaset S.p.A. consistently with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which groups together a set of general principles of reference for internal control generally accepted at the international level.

3. We also hereby declare that:

3.1 Mediaset S.p.A.'s financial statements:

a) have been drafted in compliance with the applicable international accounting principles acknowledged at the EU level pursuant to EC regulation No. 1606/2002 of the EU Parliament and Council of 19 July 2002 as well as the provisions set out for the implementation of Art. 9 of Italian Law Decree No. 38/2005;

b) reflect the accounting books and entries;

c) provide a true and fair description of the financial position and results of operations of the Company;

3.2 the Directors' report on operations includes references to the Company's expected trend, the Company's results and performance and a description of the main risks and uncertainties to which the Company is exposed.

Date: 17 March 2009

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Senior Executive Manager responsible for the drafting of corporate accounting documents

(Andrea Goretti)

GRUPPO MEDIASET

RECEIVED
2009 MAY -4 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Ordinary Shareholders' Meeting 22 April 2009

MEDIASET AGM APPROVES ANNUAL REPORT FOR 2008
DIVIDEND OF €0.38 PER SHARE

NOMINATION OF NEW BOARD OF DIRECTORS
FEDELE CONFALONIERI CONFIRMED AS CHAIRMAN

The Annual General Meeting of the Shareholders of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the Mediaset Group's annual report, as well as that of the parent company Mediaset SpA. for the year ended 31 December 2008, together with the management report, as deliberated by the board of directors held on 17 March 2009.

Mediaset Group. In 2008 the group generated consolidated net revenues of €4,251.8 million (€4,082.1 million in 2007), operating profit (EBIT) came to €984.6 million (€1,149.0 million in 2007) and net profit totalled €459.0 million (€506.8 million in 2007).

Mediaset SpA. The parent company ended 2008 with a net profit of €342.5 million, (€481.6 million in 2007).

The Annual General Meeting resolved to distribute to the Shareholders a gross dividend of €0.38 per share, i.e. before withholding taxes and any mandatory substitute taxation. Payment will be made from 21 May 2009, with coupon detachment on 18 May 2009 (coupon n. 13).

NOMINATION OF THE BOARD OF DIRECTORS

The Shareholders also nominated, following the expiry of the previous mandate, the new Board of Directors, comprising 15 members. The new board will remain in office until the approval of the annual report for the year 2011.

The new Board of Directors, nominated on the basis of the list presented by the major shareholder Fininvest S.p.A., is made up as follows: Fedele Confalonieri, Giuliano Adreani, Marina Berlusconi, Pier Silvio Berlusconi, Pasquale Cannatelli, Paolo Andrea Colombo, Mauro Crippa, Bruno Ermolli, Luigi Fausti, Marco Giordani, Alfredo Messina, Gina Nieri, Niccolò Querci, Carlo Secchi, Attilio Ventura.
There are thus seven executive directors: Giuliano Adreani, Pier Silvio Berlusconi, Fedele Confalonieri, Mauro Crippa, Marco Giordani, Gina Nieri and Niccolò Querci.

GRUPPO MEDIASET

While the directors Carlo Secchi, Attilio Ventura and Luigi Fausti have made a formal declaration of independence, as per the provisions of Art. 148, para. 3 of the *Testo Unico della Finanza*.

Brief professional curricula of each of the members of the board are available on the company's web site (http://www.mediaset.it)
The Shareholders appointed Fedele Confalonieri as chairman and a meeting of the Board of Directors has been called for tomorrow, 23rd April, with an agenda that includes, among other items, the attribution of powers for the management of the company.

STOCK OPTION PLAN

The Shareholders' Meeting, having decided on the creation of a Stock Option Plan designed to act as an incentive for the participants in the Plan and to actively involve them in the running of the Group and in enhancing its value, resolved:

1. to approve the introduction of a Stock Option Plan for the Company's shares for a period of three years beginning in 2009, destined for employees of the Company, its subsidiaries and its parent company who will be identified by the Board of Directors from among the key people whose efforts have a relevant impact on the achievement of the Group's strategic objectives. The market has already been notified of the characteristics of eligible participants by means of a specific Informative Document;
2. to entrust the Board of Directors with the management of the Stock Option Plan for the period 2009/2011 with all the powers necessary for the identification of participants, establishing performance objectives, allocating option rights and implementing the Plan itself in all its aspects. The Board will establish the Regulations for implementing the Stock Option Plan.

Decisions regarding the implementation of the Plan will be made public as per Art. 84 bis, para 5, section a) of Regulations for Issuers.

SHARE BUY BACKS AND UTILISATION

The Shareholders resolved to renew authorisation to the Board of Directors to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

- the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003/2005, 2006/2008 and 2009/2011;
- to conduct operations for trading, coverage or arbitrage purposes.

GRUPPO MEDIASET

- conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The share capital is currently €614,238,333.28, and is divided into 1,181,227,564 ordinary shares and, as of today, the company's treasury stock is made up of 44,825,5000 shares, which corresponds to 3.795% of the share capital. Subsidiary companies of Mediaset do not hold shares of the parent company.

The Shareholders therefore attributed to the Board of Directors the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2009, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company;

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders also authorised, in full compliance with current legislation, to:

1. transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011. The present authorisation applies to the period of validity established by the stock option plans;

GRUPPO MEDIASET

2. transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:
   i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;
   ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

   The authorisation as at 2) above is agreed for a period of not more than 18 months from the date of the resolution.

Cologno Monzese, 22 April 2009

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

L'azionista FININVEST S.p.A. con la presente deposita la seguente lista di candidati alla carica di amministratori di Mediaset S.p.A., da sottoporre al voto dell'assemblea sopra precisata, secondo la procedura prevista dall'articolo 17 dello statuto sociale:

1. Fedele Confalonieri
2. Pier Silvio Berlusconi
3. Giuliano Adreani
4. Mauro Crippa
5. Marco Giordani
6. Gina Nieri
7. Niccolò Querci
8. Marina Berlusconi
9. Pasquale Cannatelli
10. Bruno Ermolli
11. Alfredo Messina
12. Paolo Andrea Colombo
13. Carlo Secchi (*)
14. Attilio Ventura (*)
15. Luigi Fausti (*)
16. Danilo Pellegrino

(*) *candidati che hanno dichiarato di possedere i requisiti di indipendenza ai sensi dell'articolo 148, comma 3 del D. Lgs. n. 58/1998*

In osservanza a quanto richiesto dall'articolo 17 dello statuto sociale di Mediaset S.p.A. e dalla normativa vigente in materia, si allegano alla presente:

1. scheda informativa relativa all'identità degli azionisti con indicazione della percentuale di partecipazione complessivamente detenuta e certificazioni comprovanti la titolarità di azioni in misura superiore alla quota dell'1,5% del capitale sociale che legittima a presentare la lista di candidati;

2. esauriente informativa sulle caratteristiche personali e professionali dei candidati, mediante allegazione dei curricula di ciascun candidato alla carica di amministratore;

3. dichiarazione dei medesimi candidati attestante il possesso dei requisiti previsti dalla legge e della loro accettazione della candidatura nonché circa l'eventuale possesso dei requisiti di indipendenza previsti dall'articolo 148, comma 3 del D. Lgs. n. 58/1998 ed eventualmente degli ulteriori requisiti previsti dal Codice di Autodisciplina promosso da Borsa Italiana S.p.A., al quale Mediaset S.p.A. ha aderito.

La lista dei candidati è presentata dal soggetto che detiene la partecipazione di maggioranza relativa della società Mediaset S.p.A.. La composizione della lista conto dell'orientamento espresso dalla Società in merito al cumulo massimo degli incarichi di amministrazione e/o controllo ai sensi del Codice di Autodisciplina di Mediaset S.p.A. e degli ulteriori requisiti in esso previsti riportati nella Relazione annuale sulla Corporate Governance 2008.

Milano, 6 aprile 2009

FININVEST S.p.A.
L'Amministratore delegato
(Pasquale Cannatelli)

Allegato 1

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORE DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Scheda delle informazioni relative all'identità dell'azionista con indicazione della percentuale di partecipazione complessivamente detenuta e certificazioni rilasciate da intermediario abilitato, comprovanti la titolarità di azioni in misura superiore alla quota dell'1,5% del capitale sociale che legittima a presentare tale lista di candidati

Denominazione sociale:
Finanziaria d'Investimento Fininvest S.p.A. o in forma abbreviata **FININVEST S.p.A.**
Sede legale:
Roma - largo del Nazareno n. 8
Numero di codice fiscale ed iscrizione nel Registro delle Imprese di Roma:
03202170589
Capitale sociale:
euro 208.000.000

Quota di partecipazione complessivamente posseduta
38,62 % del capitale sociale di euro ***614.238.333,28*** interamente versato, costituito da n. **1.181.227.564** azioni aventi diritto di voto, del valore nominale di euro 0,52 ciascuna.

Certificazioni comprovanti la titolarità di azioni in misura superiore all'1,5% del capitale sociale
Allegate n. **5** certificazioni *ex* art. 21 Provvedimento Banca d'Italia/Consob del 22.2.2008 per un totale di n. ***456.167.753*** azioni Mediaset S.p.A. pari al ***38,62*** % del capitale sociale

Milano, 6 aprile 2009

FININVEST S.p.A.
L'Amministratore delegato
(Pasquale Cannatelli)

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

1|1

Deutsche Bank

Deutsche Bank S.p.A. - Sede Sociale e Direzione Generale: Piazza del Calendario, 3 – 20126 Milano
Capitale Sociale Euro 310.659.856,26 – Numero Iscrizione al Registro delle Imprese di Milano, Codice Fiscale e Partita IVA: 01340740156
Aderente al Fondo Interbancario di Tutela dei Depositi
Aderente al Fondo Nazionale di Garanzia ex art. 59 decreto legislativo n. 58/1998
Iscritta all'Albo delle Banche e Capogruppo del Gruppo Deutsche Bank iscritto all'Albo dei Gruppi Bancari.
Soggetta all'attività di direzione e coordinamento della Deutsche Bank AG – Cod. Az. 3104.7

COPIA DELLA COMUNICAZIONE PER
L'INTERVENTO IN ASSEMBLEA
(D.Lgs 24 febbraio 1998, n 58 e D.Lgs 24 giugno 1998, n 213)

Milano, 31 Marzo 2009

09000054
n. prog. annuo

460080102255001
codice cliente

FININVEST S.P.A.
nominativo

03202170589
codice fiscale - partita IVA

LARGO DEL NAZARENO, 8
00187 ROMA

indirizzo

a richiesta di **VV.SS.**

- / -
luogo e data di nascita

La presente certificazione, con efficacia al **22/04/2009**, attesta la partecipazione al sistema di gestione accentrata del nominativo sopra indicato con i seguenti strumenti finanziari:

codice	descrizione strumenti finanziari	quantità
IT0001063210	**MEDIASET SPA ORD.**	**127.000**

Su detti strumenti risultano le seguenti annotazioni:

-/-

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

PRESENTAZIONE CANDIDATURA ALLA CARICA DI AMMINISTRATORI DI MEDIASET S.P.A.

ASSEMBLEA MEDIASET S.P.A.
21/04/2009 h 10.00 - 1ª CONVOCAZIONE
22/04/2009 h 10.00 - 2ª CONVOCAZIONE
VIA CINELANDIA, 5 - 20093 COLOGNO MONZESE - MI

Deutsche Bank S.p.A.

12g3-2(b)

1/2

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472
GRUPPOMPS

BANCA MONTE DEI PASCHI DI SIENA
Società per azioni - Sede sociale in Siena, Piazza Salimbeni 3
Cap. Soc. Euro 4.486.786.372,26 - Riserve Euro 8.570.821.191,12
Codice fiscale, Partita IVA e n. iscrizione al Registro delle Imprese di Siena: 00884060526 - www.mps.it
Gruppo Bancario Monte dei Paschi di Siena
Codice Banca 1030.6 - Codice Gruppo 1030.6
Aderente al Fondo Interbancario di Tutela dei Depositi

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D.Lgs. 24 Febbraio 1998, n. 58 e D. Lgs. 24 Giugno 1998, n. 213)

luogo	data
SEGRATE	06.04.2009
n. progr. annuo 70	codice cliente 521 4148

numero riferimento

A richiesta di:
FININVEST S.P.A. FININVEST S.P.A.

FININVEST S.P.A. FININVEST S.P.A.
LARGO DEL NAZARENO N. 8
00187 ROMA RM

Codice Fiscale: 03202170589
Nazionalita': ITALIA

La presente certificazione, con efficacia al 06.04.2009, attesta la partecipazione al sistema di gestione accentrata del nominativo sopraindicato con i seguenti strumenti finanziari:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
DIT0001063210	MEDIASET SPA	7.407.038

Su detti strumenti finanziari risultano le seguenti condizioni:

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

SI CERTIFICA IL POSSESSO DELLE AZIONI INDICATE.
SI RILASCIA LA PRESENTE AI FINI CONSENTITI DALLA LEGGE.

Delega per l'intervento in assemblea

Il Signor ....

Nato il.............................. a ....

Residente in ....

E' delegato a rappresentar..... per l'esercizio del diritto di voto.

.... (data) .... (firma)

L'INTERMEDIARIO
BANCA MONTE DEI PASCHI DI SIENA S.p.A.

Mod. 5305C

1) Copia per il Richiedente

12g3-2(b)

1/3

SOCIETE GENERALE
Securities Services

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI (D.Lgs. 24/02/1998 n° 58 e D.Lgs. 24/06/1998 n° 213)	N° D'ORDINE 1

Luogo e data rilascio Milano, 25.03.2009

N° progr. Annuo	Codice cliente	
900129	**3226/6722/5168/0**	**FINANZIARIA D'INVESTIMENTO FININVEST S.P.A.** LARGO DEL NAZARENO 8 00187 ROMA

A richiesta di **UNICREDIT CORPORATE BANKING S.p.A.**

a favore di **FINANZIARIA D'INVESTIMENTO FININVEST S.P.A.**

Luogo di nascita	
Data di nascita	
Codice fiscale	03202170589

La presente certificazione, con efficacia al 22.04.2009 attesta la partecipazione al sistema di gestione accentrata, del nominativo sopraindicato, con i seguenti strumenti finanziari:

codice	Descrizione strumenti finanziari	quantità
IT0001063210	**MEDIASET**	33.554.728

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

CERTIFICAZIONE DI POSSESSO PER PRESENTAZIONE LISTA CONSIGLIO DI AMMINISTRAZIONE

L'Intermediario incaricato

SOCIETE GENERALE
Securities Service S.p.A.

BNL
GRUPPO BNP PARIBAS

1|4

Banca Nazionale del Lavoro S.p.A. Iscritta all'Albo delle banche e capogruppo del gruppo bancario BNL iscritto all'albo dei gruppi bancari presso la Banca d'Italia – Società soggetta ad attività di direzione e coordinamento del socio unico BNP Paribas S.A. – Parigi – Capitale Euro 1.500.000.000,00 i.v. Codice fiscale Partita IVA e n.. d'iscrizione del Reg.Imprese di Roma 09339391006 - Aderente al fondo interbancario di tutela dei depositi – Sede Legale e Direzione Generale : Via V. Veneto, 119 00187 Roma – Tel. +39 06 47021 – bnl.it

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA MONTE TITOLI

(D.Lgs. 24 febbraio 1998 n. 58 e D.Lgs. 24 giugno 1998 n .213)

N.D'ORDINE	DATA DI RILASCIO
1	25/03/2009
N.PROG.ANNUO	CODICE
1	4300586791

Spett
FINANZIARIA D'INVESTIMENTO FININVEST SpA
Via P. Paleocapa 3
20121 Milano

LUOGO E DATA DI NASCITA
Finanziaria D'Investimento Fininvest Spa **C.F. 03202170589**

A richiesta di **Finanziaria D'Investimento Fininvest Spa**

La presente certificazione , con efficacia fino al **22/04/2009** attesta la partecipazione al sistema Monte Titoli del nominativo sopraindicato con i seguenti titoli

CODICE	DESCRIZIONE TITOLO	QUANTITA'
IT0001063210	**MEDIASET S.P.A.**	**116.140.672,00**

Su detti titoli risultano le seguenti annotazioni :

La presente certificazione viene rilasciata per l'esercizio del seguente diritto

PRESENTAZIONE DI CANDIDATURA ALLA CARICA DEGLI AMMINISTRATORI E DEI SINDACI DELLA SOCIETA'

BANCA NAZIONALE DEL LAVORO S.p.A.
Gariboldi
P. Gariboldi

DELEGA PER L'INTERVENTO IN ASSEMBLEA

Il Sig. .... è delegato

A rappresentar ....per l'esercizio di voto

data............................ firma ....

Mod. 854/TI (D.A.I. 9-2000)

INTESA SANPAOLO

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D.Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998, n. 213)

Data di rilascio: 31/03/2009
N. progr. Annuo: 129

N. d'ordine:
Cod. cliente: 04232/2655186/1

PARTECIPANTE: FININVEST SPA
Cod. fiscale: 03202170598
Indirizzo: LARGO DEL NAZARENO 8-00187 ROMA
Luogo di Nascita:
Data di nascita:

LA PRESENTE CERTIFICAZIONE ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA DEL NOMINATIVO SOPRA INDICATO CO I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITÀ
IT0001063210	MEDIASET SPA	298.938.315

SUDDETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE CERTIFICAZIONE VIENE RILASCIATA PER L'ESERCIZIO DEL SEGUENTE DIRITTO DI:

CERTIFICAZIONE DI POSSESSO PER PRESENTAZIONE CANDIDATURE ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET SPA

INTESA SANPAOLO SPA

Allegato 2

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Informativa sulle caratteristiche personali e professionali dei candidati, mediante allegazione dei curricula di ciascun candidato alla carica di amministratore:

Allegato 2.1
Curriculum Fedele Confalonieri
Allegato 2.2
Curriculum Pier Silvio Berlusconi
Allegato 2.3
Curriculum Giuliano Adreani
Allegato 2.4
Curriculum Mauro Crippa
Allegato 2.5
Curriculum Marco Giordani
Allegato 2.6
Curriculum Gina Nieri
Allegato 2.7
Curriculum Niccolò Querci
Allegato 2.8
Curriculum Marina Berlusconi
Allegato 2.9
Curriculum Pasquale Cannatelli
Allegato 2.10
Curriculum Bruno Ermolli
Allegato 2.11
Curriculum Alfredo Messina
Allegato 2.12
Curriculum Paolo Andrea Colombo
Allegato 2.13
Curriculum Carlo Secchi
Allegato 2.14
Curriculum Attilio Ventura
Allegato 2.15
Curriculum Luigi Fausti
Allegato 2.16
Curriculum Danilo Pellegrino

Allegato 2 | 1

Assemblea degli azionisti di Mediaset S.p.A., indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00, nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

FEDELE CONFALONIERI

Presidente del Consiglio di Amministrazione in carica di Mediaset S.p.A..

Nato a Milano il 6 agosto del 1937. Laureato in Giurisprudenza presso l'Università Statale di Milano. È membro del Consiglio Direttivo e della Giunta di Confindustria e di Assolombarda e, nell'ambito della Federazione Radio Televisioni, Presidente dell'Associazione Televisioni Nazionali. Fa parte della Giunta Direttiva di Assonime, Associazione fra le società italiane per azioni. E' Consigliere di Amministrazione del quotidiano "Il Giornale". E', altresì, Consigliere di amministrazione di Gestevision Telecinco S.A.

Fedele Confalonieri

Allegato 2/2

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

PIER SILVIO BERLUSCONI

Nato a Milano il 28 aprile del 1969. Inizia la sua esperienza professionale nel '92 nell'area marketing di Publitalia, passa in seguito alla rete televisiva Italia 1. Nel novembre 1996 diventa responsabile del coordinamento dell'area palinsesti e programmi delle reti Mediaset. Nel 1999 è nominato Vice Direttore Generale Contenuti R.T.I Dall'aprile 2000 è Vice Presidente del Gruppo Mediaset, oltre che Presidente e Amministratore Delegato di R.T.I. e Med Due S.r.l. E', altresi', membro dei Consigli di Amministrazione delle seguenti società: Fininvest S.p.A., Gestevision Telecinco S.A, Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. e Publitalia '80 S.p.A..

Pier Silvio Berlusconi

Pier Silvio Berlusconi

Allegato 2 | 3

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

GIULIANO ADREANI

Nato a Roma il 27 agosto del 1942. È Amministratore Delegato di Mediaset S.p.A. Presidente e Amministratore Delegato di Publitalia 80 S.p.A., Presidente di Digitalia 08 S.r.l., Consigliere di R.T.I., di Gestevision Telecinco S.A., di Medusa Film S.p.A., di Auditel S.r.l.,Consigliere e Vice Presidente di Publiespana, membro del Consiglio Direttivo dell'Unione del Commercio del Turismo dei Servizi e delle Professioni della Provincia di Milano. Nel 2003 è stato nominato Cavaliere del Lavoro dal Presidente della Repubblica. Prima del Gruppo Mediaset, nel quale è entrato nel 1994, dal 1962 è stato in Sipra, Concessionaria di pubblicità della Rai, dove ha guidato tutti i settori commerciali e creativi della Comunicazione sia di quotidiani e periodici che di radio e televisione fino alla nomina, nel 1991, a Direttore Generale.

Giuliano Adreani

12g3-2(b)

Allegato 2/4

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10.00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

MAURO CRIPPA

Amministratore in carica di Mediaset S.p.A.

Nato a Roma il 26 aprile del 1959. Giornalista Professionista. È anche Consigliere di Amministrazione della Società Europea Editrice de "Il Giornale" dal 1998, di R.T.I. S.p.A. dal 1999, di Class CNBC S.p.A. dal 2000. Nel 1987 è responsabile dell'Ufficio Stampa Istituzionale e di Prodotto della Arnoldo Mondatori Editore S.p.A. Nel 1994 entra nel Gruppo Fininvest con la carica di Direttore Rapporti con la Stampa. Nel 1996 assume la Direzione Centrale Comunicazione e Rapporti con la Stampa di Mediaset. Nel 2007 assume la Direzione Generale Informazione di R.T.I. S.p.A..

Mauro Crippa

Allegato 2/5

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

MARCO GIORDANI

Amministratore in carica di Mediaset S.p.A.

Nato a Milano il 30 novembre del 1961. Laureato in Economia e Commercio presso l'Università "L. Bocconi" di Milano. È dal 2000 Chief Financial Officer del Gruppo Mediaset. E' Consigliere di Gestevision Telecinco S.A., Publitalia '80 S.p.A., Med Due S.r.l, Edam Acquisition Holding I Cooperatief U.A. e Medusa Film S.p.A. e Amministratore Delegato di R.T.I. S.p.A. Dal 1998 al 2000 è in IFIL S.p.A., Direzione Controllo Partecipazioni, successivamente nominato Consigliere di Amministrazione e membro del Comitato Esecutivo de LA RINASCENTE S.p.A., nonché Consigliere della S.I.B. (Società Italiana Bricolage). Nel 1991 è Responsabile Gestione Finanziaria del GRUPPO RINASCENTE presso il quale nel 1997 assumerà la carica di Chief Financial Officer. Nel 1989 entra nel Gruppo Rinascente in qualità di Direttore Operativo e Consigliere di Amministrazione di COMFACTOR S.p.A. Nel 1985 inizia l'attività professionale nel gruppo UNILEVER ITALIA, prima nell'Audit department poi come Responsabile Amministrativo della società QUEST S.p.A..

Marco Giordani

Allegato 2/6

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

GINA NIERI

Amministratore in carica di Mediaset S.p.A.

Nata a Lucca il 2 dicembre del 1953. Laureata in Scienze politiche all'Università di Pisa, ha ottenuto la specializzazione in Giornalismo e Comunicazione di Massa alla Luiss di Roma (Libera Università di Studi Sociali). Dal 1977 lavora nel mondo della televisione commerciale, nel quale è entrata con la nomina di Segretario generale della FIEL, la prima associazione delle emittenti "libere". E' passata poi alla FRT - Federazione Radio Televisioni - come Direttore fino al 1990, quando è entrata nel GRUPPO FININVEST come Responsabile dei Rapporti con le Associazioni d'impresa. Dal 28 aprile 1999 è membro del Consiglio di Amministrazione R.T.I. S.p.A.. E' componente della Giunta dell'ASSOLOMBARDA e componente invitato del Consiglio Direttivo. Dal 20 maggio 2003 fa parte della Giunta di CONFINDUSTRIA. Dal 21 giugno 2004 è Vice Presidente del Consorzio Campus Multimedia (Consorzio creato da Mediaset e dalla Libera Università di Lingue e Comunicazioni IULM). Attualmente in MEDIASET ricopre il ruolo di Direttore Divisione Affari Istituzionali, Legali e Analisi Strategiche e Vice Presidente di R.T.I. S.p.A..

Gina Nieri

Allegato 2|7

Assemblea degli azionisti di Mediaset S.p.A.
indetta in Cologno Monzese, Via Cinelandia n. 5, alle ore 10,00
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETA' MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

NICCOLO' QUERCI

Nato a Firenze il 10 maggio 1961. Laureato nel 1986 in giurisprudenza presso l'Università di Siena e nel 1988 Master in Comunicazione d'Impresa. Dal 2007 Direttore Centrale Personale e Organizzazione del Gruppo Mediaset e Vice Presidente di Publitalia '80 S.p.A. Dal 2006 Presidente della società Mediashopping. Dal 2003 Consigliere Delegato R.T.I. per le Risorse Umane, Servizi Generali e Sicurezza. Dal 2001 Vice Presidente R.T.I. S.p.A.. Dal 1999 al 2006 Direttore risorse artistiche, produzioni, intrattenimento e sport e, fino al 2008, Responsabile delle attività diversificate e di new business del Gruppo. Dal 1992 al 1999 Assistente e Capo Segreteria di Silvio Berlusconi con vari incarichi organizzativi ricoperti negli anni. Dal 1989 al 1992 Publitalia '80 Account Grandi Clienti e assistente Presidente e amministratore Delegato. Dal 1987 al 1988 Account Executive P.T.Needham.

Allegato 2/8

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

MARINA BERLUSCONI

Amministratore in carica di Mediaset S.p.A.

Nata a Milano il 10 agosto 1966. Entrata in azienda giovanissima, si è sempre interessata di gestione aziendale e dello sviluppo delle strategie economico-finanziarie del Gruppo.
Nel luglio 1996 assume la carica di Vice Presidente di Fininvest S.p.A., ruolo che mantiene sino ad ottobre 2005, quando viene nominata Presidente della holding.
Dal febbraio 2003 è Presidente della Arnoldo Mondadori Editore S.p.A. E' Consigliere di Amministrazione di Mediobanca S.p.A..

Marina Berlusconi

Marina Berlusconi

Allegato 2/9

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

PASQUALE CANNATELLI

Amministratore in carica di Mediaset S.p.A.

Nato a Sorianello (VV) l'8 settembre 1947. Si è laureato in Economia e Commercio presso l'Università Cattolica di Milano ed ha iniziato la sua esperienza lavorativa nel 1972 alla Rank Xerox; nell' 85 entra in Farmitalia Carlo Erba come Controller di Gruppo. Seguono le esperienze in Alitalia, prima come Direttore amministrativo e poi come Controller, e ancora in Farmitalia dove è Direttore Finanza Amministrazione e Controllo del Gruppo Erbamont.Nel luglio 1997 diventa Consigliere di amministrazione di Mediaset S.p.A. e Direttore Centrale pianificazione e controllo.Dal maggio 2003 è Amministratore Delegato di Fininvest S.p.A..
E' Consigliere di Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. e AC Milan S.p.A..

Pasquale Cannatelli

Allegato 2/10

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

BRUNO ERMOLLI

Amministratore in carica di Mediaset S.p.A.

Nato a Varese il 6 marzo del 1939. È imprenditore da oltre trent'anni dei Servizi Professionali della Consulenza di Direzione ed Organizzazione. È docente di corsi e seminari per imprenditori e managers. È stato sovente chiamato a collaborare con la Presidenza del Consiglio dei Ministri in qualità di esperto in Dirigenza Pubblica e Organizzazione della Pubblica Amministrazione. Dal 1985 al 1989 è Promotore e Presidente della Federazione Nazionale del Terziario Avanzato. Dal 1980 al 1982 è Presidente dell'Associazione Nazionale delle Società di Consulenza di Direzione ed Organizzazione. Nel 1970 costituisce e tuttora presiede Sin&rgetica, primaria società italiana di consulenza alla gestione di: Imprese Private, Banche, Assicurazioni, Enti Pubblici e Pubbliche Amministrazioni. E' stato nominato Cavaliere del Lavoro dal Presidente della Repubblica. Attualmente è Vice Presidente della Fondazione Teatro alla Scala, Consigliere di Anonima Petroli Italiana S.p.A., Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. e Fininvest S.p.A..

Bruno Ermolli

Allegato 2/11

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

ALFREDO MESSINA

Amministratore in carica di Mediaset S.p.A.

Nato a Colleferro (Roma) l'8 settembre 1935. Laureato in Economia e Commercio, inizia la sua carriera ricoprendo vari incarichi di tipo amministrativo in diverse società. Dopo esperienze in Olivetti, come Controller del Gruppo Produzione e in Alitalia, come Direttore Centrale Amministrazione Finanza Pianificazione e Controllo, nel 1989 è all'IRI come Direttore Centrale Pianificazione e Controllo.
Nel gennaio 1990 entra in Fininvest S.p.A. in veste di Direttore Generale e nel 1996 viene nominato Amministratore Delegato per l'area amministrazione e controllo del Gruppo con la supervisione dei settori Grande Distribuzione, Prodotti Assicurativi e Finanziari. Attualmente è Vice Presidente Vicario di Mediolanum S.p.A., Presidente di Mediolanum Assicurazioni S.p.A. e di Mediolanum Vita S.p.A.. E' Consigliere di Amministrazione di Gestevision Telecinco SA e di Molmed S.p.A.

Alfredo Messina
Alfredo Messina

Allegato 2 / 12

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

PAOLO ANDREA COLOMBO

Amministratore in carica di Mediaset S.p.A.

Nato a Milano il 12 aprile del 1960. Laureato in Economia Aziendale presso l'Università "L. Bocconi" di Milano. È Dottore Commercialista e Revisore dei Conti . E' Consigliere di Eni S.p.A.,Carlo Tassara S.p.A. Presidente del Collegio Sindacale di Aviva Vita S.p.A., Interbanca S.p.A, GE Corporate Financial Services Italia S.r.l., Ceresio Sim e Sindaco Effettivo di Sirti S.p.A., Angelo Moratti SapA e Credit Agricole Assicurazioni Italia Holding S.p.A.

Paolo Andrea Colombo

Milano, 1 aprile 2009

Allegato 2/13

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

CARLO SECCHI

Amministratore in carica di Mediaset S.p.A.

Nato il 4 febbraio 1944 è professore di Politica Economica Europea all'Università Bocconi di Milano, di cui è stato Rettore nel periodo 2000-2004. E' direttore dell'Istituto di Studi latino americani e dei Paesi in transizione. E' stato membro del Parlamento Europeo durante la IV legislatura (1994-1999), dove è stato vicepresidente della Commissione Economica e Monetaria. E' stato membro del Senato della Repubblica Italiana durante la XXII legislatura (1994-96). E' membro degli organi direttivi di Fondazioni e Istituti a carattere tecnico-scientifico, tra cui il Comitato scientifico dell'IReR (Istituto Regionale di Ricerca della Lombardia). E' vice-presidente dell'ISPI (Istituto per gli Studi di Politica Internazionale di Milano), Presidente del gruppo italiano della Trilateral Commission. E' attualmente membro del Consiglio di amministrazione di alcune società italiane, della Veneranda Fabbrica del Duomo e della Fondazione Teatro alla Scala. E' attualmente Consigliere di TEM (Tangenziali Esterne di Milano) S.p.A., Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A. Sviluppo del Mediterraneo S.p.A. e la Centrale Finanziaria Generale. E' Presidente di Quantica Sgr. E' autore di libri e numerosi articoli sul commercio e l'economia internazionale, sull'integrazione economica e sulle tematiche europee.

Carlo Secchi

Carlo Secchi

Allegato 2/14

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

ATTILIO VENTURA

Amministratore in carica di Mediaset S.p.A.

Nato il 6 Febbraio 1936 . Laureato in Economia e Commercio presso l'Università Cattolica del Sacro Cuore di Milano. Ha svolto corsi di specializzazione in Economia e Finanza alla Seton Hall University di South Orange (Stati Uniti) e Merrill Lynch di New York. Dal 1967 Agente di Cambio e dal 1981 membro del Comitato Direttivo degli Agenti di Cambio. Dal 1985 al 1988 Vice Presidente del Comitato Direttivo Borse Valori, dal 1988 al 1992 Presidente Comitato Direttivo Borse Valori e dal 1992 al 1995 Presidente del Consiglio Borse Valori. Dal 1996 al 1998 Consigliere di Amministrazione della Banca Nazionale del Lavoro S.p.A. Dal 2004 a tutt'oggi Vice Presidente della "Fondazione Aretè" dell'Ospedale San Raffaele di Milano. Attualmente è Consigliere di Amministrazione di Aedes s.g.r.e Ceresio Sim.

Attilio Ventura

Allegato 2/15

Assemblea degli azionisti di Mediaset S.p.A., indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00, nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

LUIGI FAUSTI

Amministratore in carica di Mediaset S.p.A.

Nato ad Ancona nel 1929. Ha fatto studi classici presso il Liceo C. Tacito di Terni e giuridici presso l'Università di Roma. Assunto, come Impiegato, dalla Banca Commerciale Italiana nel 1947 vi ha svolto 51 anni di ininterrotta attività professionale e ha percorso vari gradi della carriera presso diverse sedi della Banca in Italia. Nel 1984 è stato chiamato in Direzione Centrale, al Servizio Crediti Italia, dapprima col grado di Condirettore Centrale e, dal 1987, con quello di Direttore Centrale, con funzioni di "supervisore" dello stesso Servizio. Nel maggio 1990 è stato nominato Amministratore Delegato. Nell'aprile 1994 è stato nominato Vice Presidente e Amministratore Delegato. Nel giugno 1996 gli è stata conferita, dalla Seconda Università degli Studi di Napoli, la laurea honoris causa in Economia. Nell'aprile 1997 è stato nominato Presidente. Nel 1999 è stato nominato per acclamazione Presidente Onorario, carica dalla quale si è dimesso nel giugno dello stesso anno per divergenze sulle scelte della Banca.

Luigi Fausti

Allegato 2/16

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

DANILO PELLEGRINO

Nato a Milano nel 1957. Dopo gli studi superiori presso l'Istituto Tecnico Industriale E. Molinari di Milano, dal 1976 al 1980 segue presso l'Università Cattolica del Sacro Cuore di Milano il corso di Economia e Commercio; dal 1980 al 1982 partecipa a diversi corsi formativi e di sviluppo nel settore amministrativo e finanziario presso il Centro di Formazione Fiat – Isvor a Marentino (To).

Inizia la carriera nel 1975 in Magneti Marelli S.p.A. (Gruppo Fiat), dove ricopre varie posizioni da Responsabile Area Amministrativa della società sino a Responsabile del Controllo di Gestione del Gruppo Marelli.

Nel 1988 entra in Fininvest S.p.A. come Responsabile Budget e Reporting di Gruppo . Dopo avere ricoperto varie posizioni nell'area del controllo di gestione, nel 1999 viene nominato Direttore Amministrazione, Pianificazione e controllo dalla holding e nel 2003 diventa Direttore Generale.

Danilo Pellegrino è Presidente del Consiglio di Amministrazione delle società Il Teatro Manzoni S.p.A. e Alba Servizi Aerotrasporti S.p.A. e Amministratore di Mediolanum S.p.A., Mediolanum Vita S.p.A., Milan Real Estate S.p.A. e Milan Entertainment S.r.l .

Danilo Pellegrino

Allegato 3

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORE DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Dichiarazione dei candidati attestante il possesso dei requisiti previsti dalla legge e della loro accettazione della candidatura nonché circa l'eventuale possesso dei requisiti di indipendenza previsti dall'articolo 148, comma 3 del D. Lgs. n. 58/1998 ed eventualmente degli ulteriori requisiti previsti dal Codice di Autodisciplina promosso da Borsa Italiana S.p.A., al quale Mediaset S.p.A. ha aderito.

Allegato 3.1
Dichiarazione Fedele Confalonieri
Allegato 3.2
Dichiarazione Pier Silvio Berlusconi
Allegato 3.3
Dichiarazione Giuliano Adreani
Allegato 3.4
Dichiarazione Mauro Crippa
Allegato 3.5
Dichiarazione Marco Giordani
Allegato 3.6
Dichiarazione Gina Nieri
Allegato 3.7
Dichiarazione Niccolò Querci
Allegato 3.8
Dichiarazione Marina Berlusconi
Allegato 3.9
Dichiarazione Pasquale Cannatelli
Allegato 3.10
Dichiarazione Bruno Ermolli
Allegato 3.11
Dichiarazione Alfredo Messina
Allegato 3.12
Dichiarazione Paolo Andrea Colombo
Allegato 3.13
Dichiarazione Carlo Secchi
Allegato 3.14
Dichiarazione Attilio Ventura
Allegato 3.15
Dichiarazione Luigi Fausti
Allegato 3.16
Dichiarazione Danilo Pellegrino

Allegato 3.1

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Fedele CONFALONIERI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Fedele CONFALONIERI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

12g3-2(b)

Allegato 3.2

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Pier Silvio BERLUSCONI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Pier Silvio BERLUSCONI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.3

Assemblea degli azionisti di Mediaset S.p.A., indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00, nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Giuliano ADREANI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Giuliano ADREANI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.4

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Mauro CRIPPA*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,
con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Mauro CRIPPA

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

12g3-2(b)

Allegato 3.5

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Marco GIORDANI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Marco GIORDANI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

12g3-2(b)

Allegato 3. 6

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

La sottoscritta *Gina NIERI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,
con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Gina NIERI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.7

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Niccolò QUERCI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Niccolò QUERCI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.8

**Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione**

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

La sottoscritta *Marina BERLUSCONI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 2 aprile 2009

Marina BERLUSCONI

Marina Berlusconi

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.9

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Pasquale CANNATELLI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Pasquale CANNATELLI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.10

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Bruno ERMOLLI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,
con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 2 aprile 2009

Bruno ERMOLLI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.11

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Alfredo MESSINA*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,
con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 2 aprile 2009

Alfredo MESSINA

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

12g3-2(b)

Allegato 3.12

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:

"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Paolo Andrea COLOMBO*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione;
c) di possedere i *requisiti di indipendenza* previsti dal *Codice di Autodisciplina* promosso da Borsa Italiana S.p.A., al quale Mediaset S.p.A. ha aderito, e, in tal senso:
   c.1) di non intrattenere, né aver di recente intrattenuto, neppure indirettamente, con l'emittente o con soggetti legati all'emittente, relazioni tali da condizionarne attualmente l'autonomia di giudizio e, pertanto a titolo esemplificativo, di:
   - non controllare l'emittente o essere in grado di esercitare su di esso un'influenza notevole, o partecipare a un patto parasociale attraverso il quale uno o più soggetti possano esercitare il controllo o un'influenza notevole sull'emittente e ciò sia direttamente che indirettamente, anche attraverso società controllate, fiduciari o interposta persona,
   - non essere, o essere stato nei precedenti tre esercizi, un esponente di rilievo dell'emittente, di una sua controllata avente rilevanza strategica, ovvero di una società o di un ente che, anche insieme con altri attraverso un patto parasociale, controlla l'emittente o è in grado di esercitare sullo stesso un'influenza notevole;

   c.2) di non avere, o avere avuto nell'esercizio precedente, una significativa relazione commerciale, finanziaria o professionale sia direttamente che indirettamente (ad esempio attraverso società controllate o delle quali sia esponente di rilievo, ovvero in qualità di partner di uno studio professionale o di una società di consulenza):
   - con l'emittente, una sua controllata, o con alcuno dei relativi esponenti di rilievo;
   - con un soggetto che, anche insieme con altri attraverso un patto parasociale, controlla l'emittente, ovvero – trattandosi di società o ente – con i relativi esponenti di rilievo;
   - ovvero non essere, o essere stato nei precedenti tre esercizi, lavoratore dipendente di uno dei predetti soggetti;

   c.3) di non ricevere, o avere ricevuto nei precedenti tre esercizi, dall'emittente o da una società controllata o controllante una significativa remunerazione aggiuntiva rispetto all'emolumento "fisso" di amministratore non esecutivo dell'emittente, ivi inclusa la partecipazione a piani di incentivazione legati alla *performance* aziendale, anche a base azionaria;
   c.4) di non essere stato amministratore dell'emittente per più di nove anni negli ultimi dodici anni;
   c.5) di non rivestire la carica di amministratore esecutivo in un'altra società nella quale un amministratore esecutivo dell'emittente abbia un incarico di amministratore;
   c.6) di non essere socio o amministratore di una società o di un'entità appartenente alla rete della società incaricata della revisione contabile dell'emittente;
   c.7) di non essere stretto familiare di una persona che si trovi in una delle situazioni di cui ai precedenti punti.

Per "esponenti di rilievo" di una società o di un ente si intendono: il presidente dell'ente, il rappresentante legale, il presidente del consiglio di amministrazione, gli amministratori esecutivi ed i dirigenti con responsabilità strategiche della società o dell'ente considerato.

In fede.

Milano, 1 aprile 2009

Paolo Andrea COLOMBO

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

12g3-2(b)

Allegato 3.13

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Carlo SECCHI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-quinquies del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione;
c) che dispone all'atto della nomina dei *requisiti di indipendenza previsti dall'articolo 148, comma 3 del D. Lgs. n. 58/1998* e, in tal senso
   c.1) di non trovarsi nelle condizioni previste dall'articolo 2382 del codice civile;
   c.2) di non essere coniuge, parente o affine entro il quarto grado degli amministratori della società Mediaset S.p.A., né di essere amministratore, coniuge, parente e affine entro il quarto grado degli amministratori delle società da quest'ultima controllate, delle società che la controllano e di quelle sottoposte a comune controllo;
   c.3) di non essere legato alla società Mediaset S.p.A. od alle società da questa controllate od alle società che la controllano od a quelle sottoposte a comune controllo ovvero agli amministratori della società e ai soggetti di cui alla lettera c.2) da rapporti di lavoro autonomo o subordinato ovvero da altri rapporti di natura patrimoniale o professionale che ne compromettano l'indipendenza.

In fede.

Milano, 2 aprile 2009

Carlo SECCHI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.14

**Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione**

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

***LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A.
PRESENTATA DALL'AZIONISTA FININVEST S.P.A.***

Il sottoscritto *Attilio VENTURA*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,
con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-quinquies del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione;
c) che dispone all'atto della nomina dei *requisiti di indipendenza previsti dall'articolo 148, comma 3 del D. Lgs. n. 58/1998* e, in tal senso
   c.1) di non trovarsi nelle condizioni previste dall'articolo 2382 del codice civile;
   c.2) di non essere coniuge, parente o affine entro il quarto grado degli amministratori della società Mediaset S.p.A., né di essere amministratore, coniuge, parente e affine entro il quarto grado degli amministratori delle società da quest'ultima controllate, delle società che la controllano e di quelle sottoposte a comune controllo;
   c.3) di non essere legato alla società Mediaset S.p.A. od alle società da questa controllate od alle società che la controllano od a quelle sottoposte a comune controllo ovvero agli amministratori della società e ai soggetti di cui alla lettera c.2) da rapporti di lavoro autonomo o subordinato ovvero da altri rapporti di natura patrimoniale o professionale che ne compromettano l'indipendenza.

In fede.

Milano, 3 aprile 2009

Attilio VENTURA

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.15

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Luigi FAUSTI*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-quinquies del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione;
c) che dispone all'atto della nomina dei *requisiti di indipendenza previsti dall'articolo 148, comma 3 del D. Lgs. n. 58/1998* e, in tal senso
   c.1) di non trovarsi nelle condizioni previste dall'articolo 2382 del codice civile;
   c.2) di non essere coniuge, parente o affine entro il quarto grado degli amministratori della società Mediaset S.p.A., né di essere amministratore, coniuge, parente e affine entro il quarto grado degli amministratori delle società da quest'ultima controllate, delle società che la controllano e di quelle sottoposte a comune controllo;
   c.3) di non essere legato alla società Mediaset S.p.A. od alle società da questa controllate od alle società che la controllano od a quelle sottoposte a comune controllo ovvero agli amministratori della società e ai soggetti di cui alla lettera c.2) da rapporti di lavoro autonomo o subordinato ovvero da altri rapporti di natura patrimoniale o professionale che ne compromettano l'indipendenza.

In fede.

Milano, 2 aprile 2009

Luigi FAUSTI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Allegato 3.16

Assemblea degli azionisti di Mediaset S.p.A.,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10,00,
nei giorni 21 aprile 2009 e 22 aprile 2009, rispettivamente in prima e seconda convocazione

Deliberazioni di cui al punto B.6 dell'ordine del giorno:
"Nomina del Consiglio di Amministrazione"

LISTA DI CANDIDATI ALLA CARICA DI AMMINISTRATORI DELLA SOCIETÀ MEDIASET S.P.A. PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Il sottoscritto *Danilo PELLEGRINO*, con riferimento alla lista dei nominativi delle persone candidate alla carica di amministratori della società Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 17 dello statuto, con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica nonché che sussistono in capo allo scrivente i requisiti di onorabilità prescritti dall'articolo 147-*quinquies* del D. Lgs. n. 58/1998 e dal citato articolo 17 dello statuto per i soggetti che svolgono funzioni di amministrazione.

In fede.

Milano, 6 aprile 2009

Danilo PELLEGRINO

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET BOARD OF DIRECTORS CONFIRMS FOR A PERIOD OF THREE YEARS PIER SILVIO BERLUSCONI DEPUTY CHAIRMAN GIULIANO ADREANI CHIEF EXECUTIVE

The Board of Directors of Mediaset, appointed by the yesterday's Annual General Meeting, met today under the chairmanship of Fedele Confalonieri.

Executive directors Pier Silvio Berlusconi and Giuliano Adreani were confirmed in office for the next three years as deputy chairman and chief executive respectively.

The Board also nominated a new **Executive Committee**, which is composed of four members, the chairman, the deputy chairman, the chief executive and executive director Gina Nieri.

The Board also nominated the following advisory committees:

- The **Internal Control Committee**, composed of the company directors, Carlo Secchi (chairman), Alfredo Messina and Attilio Ventura;
- the **Remuneration Committee,** composed of the company directors, Bruno Ermolli (chairman), Paolo Andrea Colombo and Attilio Ventura;
- the **Governance Committee** composed of the company directors, Attilio Ventura (chairman), Paolo Andrea Colombo and Carlo Secchi.

The Board of Directors also made an evaluation of the independence of non-executive directors, on the basis of information provided by the interested parties. The directors Paolo Andrea Colombo, Luigi Fausti, Carlo Secchi and Attilio Ventura were judged to be in possession both of the requisites, as per the provisions of Art. 148, para. 3 of the *Testo Unico della Finanza*. and those of independence laid out in the company's Code of Conduct.

All the members of the board of directors are in possession of the requisites of honorability and independence foreseen for financial intermediasries enrolled in the General List, ex Art 113 of the *Testo Unico Bancario*.

Cologno Monzese, 23 April 2009

Department of Communications and Corporate Image
Tel. +39 0225149301
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

GRUPPO MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE PUBLISHED

Mediaset S.p.A. would like to inform you that the Report on Corporate Governance was published today, providing information on the company's governance system and endorsement of the Corporate Governance Code of listed companies, as presented in a special annex to the Report on Operations in the 2008 Annual Report.

The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2008/bilanci_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, 2 April 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)

MEDIASET

RECEIVED
2009 MAY -4 A 8:43

INFORMATION DOCUMENT

drafted pursuant to Art. 84-bis, paragraph 1, of CONSOB Regulation n. 11971 of 14 May 1999, as subsequently amended and supplemented, relative to

MEDIASET S.P.A. 2009-2011 STOCK OPTION PLAN

March, 17th 2009

MEDIASET

Definitions

For the purpose of this Information Document, the terms listed below must be construed according to the meaning attributed to them as specified hereunder.

Shares/Stocks	Mediaset ordinary shares/stocks.
Remuneration Committee	The Remuneration Committee established from among Board members pursuant to Mediaset S.p.A.'s Code of Ethics.
Board of Directors	Mediaset S.p.A.'s Board of Directors.
Beneficiaries	The persons to whom Stock Options rights are allocated.
Information Document	This document drafted pursuant to and by virtue of article 84-bis, paragraph 1, of the Issuers Regulation.
Group	Mediaset and its subsidiaries pursuant to article 2359 of Italian Civil Code.
IFRS	International Financial Reporting Standard
Mediaset	Mediaset S.p.A.
Options Rights	The option rights, included in a Stock Options Plan, conveying upon the Beneficiaries the right to subscribe Company Shares for a total amount equal to the Options Rights exercised according to the conditions set out in the relevant Stock Options Plan and the relevant documents governing its application.
Plan	The Stock Options Plan for the 2009 - 2011 period submitted to the approval of the Company's Shareholders' General Meeting.
Issuers Regulation	Regulation adopted by Consob through Resolution n. 11971 of 14 May 1999 and subsequent amendments and supplements.
Company	Mediaset S.p.A.
Subsidiary Companies	Companies, both Italian and foreign, controlled by Mediaset pursuant to article 2359 of the Italian Civil Code.
TUF (Consolidated Finance Act)	Italian Law Decree n.58 of 24 February 1998.

Introduction

This Information Document is published for the purpose of providing the Company's Shareholders and the market with general information about the Plan, pursuant to the provisions set out in article 84-bis of the Issuers Regulation.

This Information Document is made available to the public both at Mediaset S.p.A.'s headquarters in via Paleocapa 3 in Milan and in the Company's website www.mediaset.it.

This Information Document was also delivered to Borsa Italiana S.p.A. and to at least two press agencies and it was also concurrently forwarded to Consob.

As better specified in this Information Document, some aspects regarding the Plan will be determined by the Company's Board following to the granting of the relevant powers by the Shareholders' General Meeting called to resolve thereupon and in compliance with the resolutions made by the same Shareholders' General Meeting. The Company will proceed with the requested disclosures to the public regarding the resolutions made by the Board, pursuant to the provisions set forth in article 84-bis, paragraph 5, of the Issuers Regulation. In particular, this will include the publication of Table 1 attached to Scheme 7 of Annex 3A of the Issuers Regulation.

The ordinary Shareholders' General Meeting called to resolve upon the Plan is scheduled on 21 April 2009 in first call, and on 22 April 2009 in second call.

MEDIASET

1. Beneficiaries

1.1 Nominal identification of the Beneficiaries, who are members of the Mediaset Board

The Beneficiaries of the Stock Option Plan are the members of the Board of Directors. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.2 Identification of the categories of employees or collaborators of Mediaset and Group companies, which are the Beneficiaries of the Plan

The Plan is also reserved to employees (executive managers, journalists, heads of units and similar), collaborators of Mediaset and its Subsidiaries, as well as directors of Subsidiaries, identified by the Board, who cover strategic positions - in terms of role and responsibility - for the attainment of the Group's strategic objectives. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.3 Nominal identification of the Beneficiaries of the Plan, holding management positions in Mediaset pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

This is not applicable, since the Company has not appointed General Managers.

1.4 Description and numerical indication of the Beneficiaries of the Plan with executive roles, who have regular access to privileged information and have the power to adopt management decisions which may have an impact on the evolution and future prospects of Mediaset, pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

The Board shall also identify those Beneficiaries covering executive positions, who are qualified as "relevant persons" pursuant to the definition provided in Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation.

2. Reasons for the adoption of the Plan

2.1 Objectives

The main objectives of the Plan are summarised here below:

- to involve the Beneficiaries in the attainment of the Company's and Group's targets, by favouring the creation of value for both parties;
- to align Beneficiaries' interest with that of the shareholders, so that the Beneficiaries of the Plan make their own the interest of the shareholders, aiming at maximising the stock value;
- to promote the loyalty of the Group's key resources, by stimulating permanence;
- to protect the Group's competitiveness in the market.

2.2 Key variables and performance indexes

The exercise of the Option rights is subject to the attainment of economic and/or financial performance targets by the Group on an annual basis (like, for instance, ROE and/or ROI and/or Free Cash Flow and/or EBITDA and/or Net profit and/or EBITDA/net debt), as established by the Board.

2.3 Criteria for the determination of the number of Options to grant

The number of Options to grant to each Beneficiary or to each uniform category of Beneficiaries will be determined by the Board upon the proposal submitted by the Remuneration Committee, according to the relevant role covered within the Group, the strategic relevance of Beneficiaries and their performance.

2.4 Reasons underlying the possible option concerning the granting of compensation plans based on financial instruments which are not issued by Mediaset

Not applicable.

2.5 Significant tax-related and accounting implications which have had an impact on the definition of the Plan

No significant tax-related and accounting implications have been identified, which have had an impact on the definition of the Plan.

2.6 Possible support to the Plan deriving from the special Fund established for the purpose of stimulating employee involvement in enterprises pursuant to the provisions set out in Art. 4, paragraph 112, of Italian Law n.350 of 24 December 2003

Not applicable.

3. Procedure for the approval and timing for the granting of the Option Rights

3.1 Powers and functions granted by the Shareholders' General Meeting to the Board in relation to the implementation of the Stock Option Plan

A proposal will be submitted to Mediaset ordinary Shareholders' General Meeting, called to resolve upon the Stock Option Plan in question, concerning the fact that the latter grants all the necessary powers to the Board for the purpose of implementing the Plan in question in compliance with the principles established by the same Shareholders' General Meeting and as specified in the relevant Information Document.

3.2 Persons responsible for the management of the Plan

The body responsible for the management of the Plan is the Company's Board of Directors.

3.3 Procedures regarding the revision of the Plan

The procedures for the revision of the plan will be defined in the Plan Regulation which shall be approved by the Board, based on the proposal made by the Remuneration Committee, after the Plan is approved by the ordinary Shareholders' General Meeting called to resolve thereupon.

3.4 Methods adopted to verify the availability of the stocks and their granting

The Stocks included in the Stock Option Plan in question will be drawn from the already issued stocks to be purchased pursuant to Art. 2357 and following amendments and supplements of the Italian Civil Code, in the case in which the Company does not intend or cannot draw from those already owned.

3.5 Role covered by each individual Director in the definition of the characteristics of the Plan

The process for the definition of the guidelines of the Plan was accomplished collectively and with the support of the Remuneration Committee in terms of provision of proposals and advice, pursuant to the recommendations included in the Corporate Governance Code for listed companies promoted by Borsa Italiana S.p.A. and according to the best practices adopted in the matter.

3.6 Date for the resolution made by the competent corporate body for the proposal to be submitted to the Shareholders' General Meeting regarding the approval of the Stock Option Plan in question and the possible proposal made by the Remuneration Committee

The Board resolution regarding the proposal to be made to the Shareholders' General Meeting in relation to the approval of the Stock Option Plan in question is dated 17 March 2009. The relevant proposal of the Remuneration Committee is dated 10 March 2009.

MEDIASET

3.7 Date for the resolution made by the competent corporate body regarding the granting of the Option rights and the possible proposal made by the Remuneration Committee

It is envisaged that the resolution concerning the granting of the Option rights be made after the relevant Stock Option Plan is approved by the ordinary Shareholders' General Meeting.

3.8 Market stock price registered on the dates specified under points 3.6 and 3.7 above

Here below is a specification of the Company's stock price registered on the dates indicated in the preceding paragraph 3.6:

- stock price on 10 March 2009: EUR 3.2775
- stock price on 17 March 2009: EUR 3.2450

3.9 Controls implemented by the Company to face potential situations according to which the date established for the granting of the Option rights or for the resolutions to be made in the matter by the Remuneration Committee coincides with the disclosures regarding relevant information pursuant to Art. 114, paragraph 1, of Italian Law Decree n. 58 of 24 February 1998

In consideration of the fact that the Option rights can be exercised only if specific targets of performance are reached, any disclosure of privileged information in coincidence with the granting of the Options rights related hereto, is irrelevant due to the fact that Beneficiaries will not be in a position to exercise the Option rights allocated to them at that time. Therefore, the Board did not believe it necessary to include any additional control measure aimed at averting the risk of misuse of privileged information.

4. Characteristics of the Option rights

4.1 Structure of the Stock Option Plan

The Stock Option Plan includes flat-out allocation of personal option rights, which cannot be transferred and be made available between living people, regarding the purchase of a corresponding number of Mediaset regular enjoyment ordinary stocks, subject to any corrective actions that will be implemented in those circumstances and under those conditions identified in the relevant Plan Regulation, which shall be approved by the Board, based upon the proposal submitted by the Remuneration Committee, after the same Plan is approved by the ordinary Shareholders' General Meeting convened to resolve thereupon.

4.2 Duration

The duration of the Stock Option Plan in question refers to the three-year 2009/2011 period. The exercise of the option rights is subject to the occurrence of specific conditions specified in the preceding paragraph 2.2. The satisfaction of the relevant requirements will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.3 Term

In the event in which the requirements established for the Stock Option Plan in question are met, the exercise of the option rights and the subsequent purchase of the stocks by the Beneficiaries are exclusively admitted in one single solution in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.4 Maximum number of Option rights subject to allocation

The maximum total number of Stocks underlying the Option rights subject to allocation cannot exceed 1% of the Company's share capital as at the date of approval of the relevant Plan Regulation by the Board. Each Option grants the right to purchase one Share. There-

fore, by way of example and taking the Company's share capital as at the date of the Information Document into account, the maximum total number of option rights subject to allocation amounts to approximately 11,812,275.

4.5 Methods and clauses regarding the implementation of the Plan

The Plan is subject to the conditions for its exercise specified in the preceding paragraph 2.2, which may be differentiated according to the Beneficiary or the category of Beneficiaries entitled thereto based on their role covered within the Group, the strategic importance of the same and their performance. The satisfaction of the requirements established for the Stock Option Plan in question will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.6 Restrictions linked to the availability of Option rights and Stocks

The Option rights hereunder are personal, they cannot be transferred "intervivos" and made available and they cannot be subject to liens or guarantees in favour of the Company or third parties. Each Beneficiary is given the faculty to unilaterally and irrevocably waive the option rights allocated.

4.7 Possible termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks

Any termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks, are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.8 Effects deriving from the termination of the labour contract relation

The effects deriving from the termination of office or of the labour contract relation are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.9 Specification of any other causes that may imply the cancellation of the Stock Option Plan

For the reasons described above, no clauses have been included regarding the inclusion of possible causes that may lead to the cancellation of the Stock Option Plan.

4.10 Motivations relative to the possible inclusion of a provision regarding the redemption of the Option rights and/or the Stocks

No redemption clause for the Option rights and/or the Stocks has been envisaged by the Company.

4.11 Possible loans or other facilities for the purchase of the Stocks

The underwriting of Stocks is entirely to the charge of the relevant Beneficiaries, since no facility has been envisaged in this respect.

4.12 Valuations of the expected charge pending on Mediaset as at the date of granting of the Option rights

For the time being it is not possible to foresee the charge pending on Mediaset, because neither the total number of the Beneficiaries has been identified yet, nor the total number of Option rights which will be granted following to the relevant allocation. The total financial charge deriv-

ing from the Stock Option Plan in question will be determined based upon the provisions required by accounting principle IFRS 2.

4.13 Possible diluted effects deriving from the Stock Option Plan

Not applicable, since the Plan is entirely covered by Treasury shares.

4.14 Possible limitations regarding the exercise of the voting right and the assignment of assets rights linked to the Stocks

Not applicable.

4.15 Information concerning Stocks which are not traded in regulated stock markets

Not applicable.

4.16 Number of Stocks underlying each Option right

Each Option gives the right to one Mediaset regular enjoyment ordinary share.

4.17 Expiry of the Option rights

Option rights which have not been exercised within the deadline established for the Stock Option Plan, as specified in the preceding paragraph 4.3, immediately and automatically lapse, without that any right to indemnity or reimbursement is acknowledged to any Beneficiary.

4.18 Methods, timing and clauses governing the exercise of the Option rights

Following to the verification of the attainment of the performance targets to which the Plan is subject, the Option rights included in the Plan can be only and exclusively exercised, in one single solution, in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.19 Price for the exercise of the Option rights

The stock purchase price will be determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the time span going from the date of granting and the same date of the previous calendar month.

4.20 Reasons justifying a possible difference between the price for the exercise of the Option rights and the market price

Not applicable.

4.21 Criteria justifying different prices for the exercise of the Option rights between different Beneficiaries

Not applicable.

4.22 Specification of the value ascribable to any financial instruments underlying the Option rights (other than Stocks), which are not traded in regulated stock markets

Not applicable.

4.23 Criteria envisaged to make the necessary adjustments following to extraordinary capital transactions and other transactions that imply a change in the number of underlying Stocks

The criteria envisaged to make the necessary adjustments following to extraordinary capital transactions are established in the relevant Plan Regulation approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

MEDIASET

4.24 Summary table of currently existing Stock Option Plans

Here below is a summary table of the currently existing Stock Option Plans that the Shareholders' General Meeting has already approved and that the Company's Board has implemented.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

Date: *17/03/2009*

		FIELD 2							
		Option grant							
		Section 1 Option rights relative to currently existing stock option plans approved by preceding resolutions made by the Shareholders' General Meeting							
Name or category	Title *(include only in case of nominal specification)*	Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted which cannot be exercised yet	Number of financial instruments underlying the options which can be exercised, but which have not been exercised yet	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiry date
2004									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	170,000	spoc* 22/06/2004	9.07	9.378	22/06/2009
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	150,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	-	110,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Employees	-	16/04/2003	Option rights on Mediaset ordinary shares	-	2,735,000	spoc 22/06/2004	9.07	9.378	22/06/2009

Notes

* "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

MEDIASET

2005									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	340,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	300,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	–	220,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Employees	–	16/04/2003	Option rights on Mediaset ordinary shares	–	2,664,500	spoc* 22/06/2005	9.60	9.759	22/06/2011

Notes

* "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2007									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	–	rc** 21/06/2007 bod** 28/06/2007	7.87	7.616	28/06/2013
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employees	–	20/04/2006	Option rights on Mediaset ordinary shares	1,750,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 17/07/2007	7.73	7.653	17/07/2013

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued Corporate Governance Code promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

MEDIASET

2008									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	–	rc** 20/06/2008 bod** 23/06/2008	4.86	4.337	23/06/2014
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	1,910,000	–	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

For the Board of Directors

The Chiarmen

RECEIVED

2009 MAY -4 A 8:23

ANNEX

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

Introduction

In March 2000 the Board of Directors of Mediaset S.p.A. decided to adopt the provisions of the Corporate Governance Code for listed companies. The company has continued since then to align its corporate governance system with Italian and international best practices, the recommendations of the Corporate Governance Code promoted by Borsa Italiana and the new legislation introduced by company law reform, keeping the shareholders and the market informed in this regard in its Annual Report on Corporate Governance.

I. CORPORATE GOVERNANCE SYSTEM

Mediaset has adopted the traditional administration and control system.

The **General Shareholders' Meeting**, duly convened, is the corporate body which expresses the wishes of the shareholders through its resolutions. Traditionally it appoints the Chairman. Resolutions passed in compliance with the law and the By-Laws are binding on all shareholders, including those absent or not in agreement.

The **Board of Directors** is endowed with the fullest powers of administration for the pursuit of the company's objectives. Elected every three years by the General Meeting, it generally appoints a Deputy Chairman, a Managing Director and an Executive Committee and determines their powers and those of the Chairman.

The **Executive Committee**, the **Remuneration Committee**, the **Internal Control Committee** and the **Governance Committee** are bodies established by the Board from among its members. While the Executive Committee is charged with important functions regarding the management of the Company and the Group, the other Committees' functions are strictly advisory and consultative.

The **Remuneration Committee** expresses opinions and makes non-binding proposals to the Board of Directors regarding the remuneration of directors who hold particular offices in Mediaset S.p.A ., the general criteria of remuneration for executive managers of the Mediaset Group and stock option plans.

The **Internal Control Committee** assists the Board of Directors in performing the duties attributed to same by the Corporate Governance Code in respect of the internal control system.

The **Governance Committee** assesses the Code of Ethics adopted by the Company, which includes the principles that relate to corporate governance, presents proposals, where necessary, and provides the Board with support in evaluating the continued compliance of the independent Directors with the criteria of independence.

Finally, the **Board of Statutory Auditors** supervises compliance with the law and the By-Laws and has management control functions. The Board of Statutory Auditors is not liable for auditing, as the latter function is entrusted with an independent **Auditing Firm,** registered with the relevant special register, representing the external auditing body. The Independent Auditors are responsible for auditing that the company's accounts are properly kept during the year and that corporate events are correctly reflected in the Company's accounts. The Independent Auditors also verify that the corporate and consolidated financial statements correspond to the accounting entries and audits performed and that the same accounting documents are compliant with the applicable regulations.

The functions and method of operation of the corporate bodies are governed by law, by the Company's By-Laws and by the resolutions of the competent bodies.

The Company By-Laws are available for consultation in Italian and translated into English at the registered offices of the Company or on the corporate website at:
www.mediaset.it (/investor/governance/statuto_en.shtml).

2. INFORMATION ON THE OWNERSHIP STRUCTURE (ART. 123-BIS OF THE CONSOLIDATED FINANCE ACT)*

* The information provided in the present Report is given as per the specified order (letters a)-m)) of art. 123-bis of the Consolidation Finance Act , as amended by art. 5 of Italian Law Decree n. 173 of 3 November 2008. It should be noted that art. 123-bis of the Consolidation Finance Act was amended by the abovementioned art. 5 of Italian Law Decree 173/2008, and the relevant provisions will apply to the reports referring to financial years starting after the date in which the Decree goes into effect (21.11.2008).

a) Share capital structure

Mediaset S.p.A. has a fully-paid up and subscribed share capital of EUR 614,238,333.28.

	N° of sahres	% on shre capital	Listed	Rights and obligations
Ordinary shares	1,181,227,564 (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company By-Laws

The company did not issue any other financial instrument granting the right to subscribe newly-issued shares.

The company does not envisage any stock option incentive plan that would require an increase, even on a free basis, of the share capital.

b) Restrictions on share transfer

Pursuant to the Company's By-Laws, shares are registered, joint and freely transferable, unless otherwise prescribed by regulations concerning the representation, legitimization and circulation of the equity investment foreseen for stocks traded in the regulated markets.

c) Principal shareholdings

As at 17 March 2009, according to the information received also pursuant to Art. 120 of the Consolidated Finance Act, the principal shareholders in Mediaset S.p.A. (**) are the following:

Declarant	Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Berlusconi Silvio	Fininvest S.p.A.	**38.618**
Barclays Global Investors UK Holdings Ltd	Barclays Global Investors NA	3.382
	Barclays Global Investors Ltd.	1.110
	Barclays Global Fund Advisors	0.431
	Barclays Global Investors (Deutschland) AG	0.089
	Total	**5.012**
Capital Research and Management Company	Capital Research and Management Company	**4.920**
Mackenzie Cundill Investment Management Ltd.	Mackenzie Cundill Investment Management Ltd.	**3.441**
Abu Dhabi Investment Authority	Abu Dhabi Investment Authority	**2.042**

** Moreover, in the Consob website it is also specified that Silchester International Investors ltd is a principal shareholder holding a 2.017% stake in the ordinary capital stock and in the voting stock.

As of the same date, Mediaset S.p.A. holds n. 44,825,500 of its Treasury shares, equal to 3.795% of the company's stock capital, regulated by the conditions set forth in Art. 2357-ter of the Italian Civil Code.

d) Preferred or special stock

No preferred stock or stock that confer special control rights have been issued.

e) Employee stockholdings: mechanism for exercising voting rights

There is no mechanism for exercising voting rights.

f) Restrictions on voting rights

Insofar as it is a financial intermediary registered in the special section of the general registry as mandated by Art. 113 of Italian Law Decree 385/1993 and subsequent amendments (Consolidated Banking Act) pursuant to the provisions set out in Art. 108 of Consolidated Banking Act and in Art. 1 of the Ministerial Decree (Ministry of the Treasury) n. 517/1998, any stockholder holding more than 5% of the stock capital in shares conferring voting rights may not exercise voting rights for the shares exceeding said percentage unless he meets the credit requirements specified therein. The same requisites are applied to anyone, regardless of the size of the shareholding owned, who controls the company as described in Art. 23 of the Consolidated Banking Act. In this case, voting rights are suspended for the entire shareholding.

g) Agreements between shareholders

The company is not responsible for agreements between shareholders pursuant to Art. 122 of the Consolidated Finance Act.

h) Provisions regarding change of control

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter h) of the Consolidated Finance Act.

i) Mandates Directors' indemnity in case of resignations, dismissal or contract termination following to public purchase offer

No agreements are currently in place relevant for the purposes established in Art. 123-bis, par.1, letter i) of the Consolidated Finance Act.

l) Appointment and replacement of directors and amendments of the Company's By-Laws

The company has adopted a traditional system of governance. The Board of Directors is appointed by the General Meeting from the names present on the nomination lists. For the appointment and replacement of directors the provisions set out in Art. 17 and the following of the Company's By-Laws apply. Pursuant to Art. 15, par. 2 and Art. 23, par. 3 of the Company's By-Laws and subject to the approval of the Extraordinary General Meeting, which is empowered to pass binding resolutions regarding the matter, the Board of Directors is responsible for the implementation of the resolutions adopted regarding mergers and spin-offs in the cases specified in Art. 2505, 2505-bis and 2506-ter of the Italian Civil Code, the establishment or shutting down of branches, the specification of the names of the Directors who officially represent the Company, and the reduction of the capital in case of withdrawal and the adaptation of the Company's By-Laws to

comply with enacted regulations. The Company's By-Laws is available for consultation in the Company's website:
www.mediaset.it (/investor/governance/statuto_en.shtml).

m) Proxies for capital increases and authorisations for the re-purchase of Treasury Shares

There are no proxies for capital increases pursuant to Art. 2443 of the Italian Civil Code, or for the issuance of share-based financial instruments.

On 16 April 2008, the Shareholders' General Meeting conferred upon the Board of Directors the power to purchase, also through the sale of options or financial instruments and derivatives of Mediaset stock, up to a maximum amount of n. 118,122,756 and therefore within the confines of the law, of its own common stock at the nominal value of EUR 0.52 each (equal to 10% of the current stock capital), in one or more transactions, until ratification of the financial statements as at 31 December 2008 and in any case for a period not longer than 18 months from the date of the General Meeting's resolution. The above-indicated amount is covered by the reserves available as specified in the most recently regularly ratified financial statements.

Acquisitions are carried out as follows:

i) acquisitions necessary for the implementation of the stock option plans of 2003/2005 and 2006/2008 must be carried out on the stock exchange of listing, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company;

ii) any possible additional acquisitions must be carried out on the stock exchange where the shares are listed, using the operational criteria set forth in Art. 144-bis, par. b) and c) of the Issuers Regulation at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the Company.

Acquisition operations shall be carried out in compliance with Art. 2357 and following of the Italian Civil Code, Art. 132 of Italian Law Decree 58/98, Art. 144-bis of Consob regulation applying the provisions of Italian Law Decree n.58 of 24 February 1998, concerning the regulations of issuers ("Issuers Regulation") and in compliance with any other applicable regulation, including the provisions established in Directive 2003/6 and the relevant EU and national implementation regulations.

As of the end of the fiscal year, on 31.12.2008, the Company's stock portfolio included 44,825,500 Treasury Shares.

3. COMPLIANCE

After having examined and approved the contents of the proposal for updating the Company's Code of Ethics, drafted by the Committee for Governance, the Board of Directors on 1° March 2007, basically in line with the Corporate Governance Code promoted by Borsa Italiana, and in consideration of the applicable regulatory framework and the organisational structure of the Mediaset Group, approved the updating of the Mediaset S.p.A. Code of Ethics, ratifying the principles contained in the Corporate Governance Code issued by Borsa Italiana in March 2006.

The subsidiary Gestevision Telecinco S.A., listed on the Madrid, Barcelona, Bilbao and Valencia exchange and the Spanish telematic market, as well as its subsidiaries, is subject to Spanish law and the Spanish system of corporate governance.

4. MANAGEMENT AND COORDINATION ACTIVITIES

Mediaset S.p.A. is subject to the de facto control of Fininvest S.p.A. in that said company owns 38.618 % of the company's shares. On 4 May 2004 Fininvest notified Mediaset that it would not carry out management and coordinating activities involving Mediaset itself, pursuant to art. 2497 and subsequent amendments and supplements of the Italian Civil Code. The Company acknowledged the communication served by Fininvest in the Board meeting of 11 May 2004. The declarations made by Fininvest are confirmed by the fact that Mediaset defines its strategic objectives independently and is fully autonomous in terms of management, organisational structure and business relations, not being subject to any management-related or coordination activity from Fininvest regarding its business activities. In particular, Fininvest does not give Mediaset orders, nor does it carry out technical, administrative or financial support activities in favour of Mediaset or its subsidiaries.

Pursuant to article 2497 bis and the following of the Italian Civil Code, Mediaset S.p.A. carries on management and coordination activities with regard to the following group subsidiaries: R.T.I. S.p.A., Publitalia '80 S.p.A., Digitalia 08 (formerly Promoservice Italia) S.r.l., Elettronica Industriale S.p.A., Video Time S.p.A., Media Shopping S.p.A., Mediaset Investimenti S.p.A., Medusa Film S.p.A., Medusa Cinema S.p.A., Medusa Multicinema S.p.A., Medusa Video S.p.A., X Content S.r.l. in liquidation, Med Due S.r.l. and TaoDue S.r.l..

5. BOARD OF DIRECTORS

5.1. MEMBERS

As stated in the By-Laws: "... *The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected. The members of the Board of Directors shall be appointed by the Shareholders' General Meeting on the basis of lists presented by shareholders. Lists may only be presented by members or groups of members representing at least 2.5% of the share capital, including shares with voting rights at the ordinary Shareholders' General Meeting, or any different percentage established from time to time by the applicable law and which will be stated from time to time in the notice of convocation of the Shareholders' General Meeting called to resolve upon the appointment of the Board.Each list must include and clearly identify at least two candidates who may be classified as independent pursuant to the law in force.*

Lists, accompanied by the candidates' professional résumés,including a complete description of their personal and professional qualifications and their eventual satisfaction of the requirements of independence pursuant to the applicable temporary norms, must be signed by the stockholders who present the lists and must be deposited at the company's registered offices at least 15 (fifteen) days prior to the date set for the first call of Shareholders' General Meeting. Upon submission of the lists, the details regarding the identity of the members who presented it must be specified along with the relevant percentage stake they hold and a certification released by a regularly authorised intermediary confirming their title thereto.

Shareholders other than those holding, also jointly, a control stake or a relative majority stake must also present a certification confirming that they do not have any relations with the candidates pursuant to law provisions. Within the same term, candidates are supposed to file confirmation of their acceptance and declare, under their own responsibility, that they are not subject to any causes that violate the requirements established by law in relation to eligibility and compatibility and that they satisfy all the requirements possibly established by the law in force and by the enacted regulations for Board members. Jointly with each individual list, also the additional information requested by the currently enacted laws, which will be specified in the relevant notice of convocation, must be deposited within the same term.

The Board of Directors is composed of 14 directors appointed on 20 April 2006, holding office until the date of the Shareholders' General Meeting called to resolve upon the approval of the financial statements as at 31 December 2008. The Board comprises six executive directors and eight non-executive directors, of whom four are independent.

Directors accept their office when they believe that they can devote the necessary time to diligently perform their duties, also in consideration of the number of offices held as director or auditor in other listed companies in regulated markets (including foreign markets), as well as in holding companies, banks, insurance companies or large-sized companies. Also in relation to the provisions set out in the Company's Code of Ethics and based on the information provided by those involved, the table below includes details regarding additional information about Board members and the list of offices they hold in the aforementioned companies as at 17 March 2009, excluding those held in Mediaset S.p.A.'s subsidiaries and associated companies.

Board of Directors

Table 1

Name	Office	In office since	List	Exec.	Non exec.	Ind.	Ind. TUF	% Board of Dir.	Other offices
Fedele Confalonieri	Chairman	20.04.2006	M	/				100	
Pier Silvio Berlusconi	Director	20.04.2006	M	/				62.5	2
	Vice Chairman	21.04.2006							
Giuliano Adreani	Director	20.04.2006	M	/				87.5	
	Managing Director	21.04.2006							
Marina Berlusconi	Director	20.04.2006	M		/			62.5	3
Pasquale Cannatelli	Director	20.04.2006	M		/			100	3
Paolo Andrea Colombo	Director	20.04.2006	M		/	/	/	87.5	4
Mauro Crippa	Director	20.04.2006	M	/				100	
Bruno Ermolli	Director	20.04.2006	M		/			87.5	3
Luigi Fausti	Director	20.04.2006	M		/	/	/	75	
Marco Giordani	Director	20.04.2006	M	/				100	
Alfredo Messina	Director	20.04.2006	M		/			100	4
Gina Nieri	Director	20.04.2006	M	/				100	
Carlo Secchi	Director	20.04.2006	M		/	/	/	100	7
Attilio Ventura	Director	20.04.2006	M		/	/	/	100	

Key

List: indicate M/m according to whether a director was elected from the majority or a minority list.

Exec.: tick if director can be qualified as an executive director.

Non-exec.: tick if director can be qualified as a non-executive director.

Ind.: tick if director can be qualified as an independent director according to the criteria established in the Company's Code of Ethics.

Ind. TUF: tick if a director satisfies the requirements concerning independence as established by Art. 148, paragraph 3, of the Consolidated Finance Act (TUF).

% Board: specify director's attendance (%) in Board meetings (the percentage of meetings attended out of the total number of Board meetings held during the financial year or after appointment).

Other offices: total number of offices held in other listed companies in regulated markets (including foreign markets), as well as in holding companies, banks, insurance companies or large-sized companies, with the exclusion of those offices held in Mediaset S.p.A.'s subsidiaries and associated companies.

In accordance with the provisions set out in the Company's Code of Ethics and based on the information provided by those involved, the table below includes detailed supplementary information regarding Committee members.

Committees

Table 2

Name	Office	Executive Committee	%	Governance Committee	%	Remuneration Committee	%	Internal Control Committee	%
Fedele Confalonieri	Chairman	C	100						
Pier Silvio Berlusconi	Vice Chairman	M	75						
Giuliano Adreani	Managing Director	M	100						
Nieri Gina	Director	M	100						
Luigi Fausti	Director			M	100			C	100
Alfredo Messina	Director							M	90
Carlo Secchi	Director							M	100
Bruno Ermolli	Director					C	100		
Paolo Andrea Colombo	Director			M	75	M	100		
Attilio Ventura	Director			C	100	M	100		

Key

EC: specify C/M if chairman/member of the Executive Committee.

% EC: specify director's attendance (%) in the meetings of the Executive Committee (the percentage of meetings attended out of the total number of executive committee meetings held during the financial year or after appointment).

GC: specify C/M if chairman/member of the Governance Committee.

% GC: specify director's attendance (%) in meetings of the Governance Committee (the percentage of meetings attended out of the total number of Governance Committee meetings held during the financial year or after appointment).

RC: specify C/M if chairman/member of the Remuneration Committee.

%RC: specify director's attendance (%) in meetings of the Remuneration Committee (the percentage of meetings attended out of the total number of Remuneration Committee meetings held during the financial year or after appointment).

ICC: specify C/M if chairman/member of the Internal Control Committee.

% ICC: specify director's attendance (%) in meetings of the Internal Control Committee (the percentage of meetings attended out of the total number of Internal Control Committee meetings held during the financial year or after appointment).

Below are brief summaries of the personal and professional résumés of each Director. Directors' individual résumés are available for consultation on the corporate website www.mediaset.it (Investor Center/Governance/assemblea degli azionisti/2006/ CVs of candidates to the Board of Directors).

FEDELE CONFALONIERI - *Born in Milan on 6 August 1937, Fedele Confalonieri graduated in law at the Statale University of Milan. He is member of the Executive Committee and Council of Confindustria and Assolombarda. He is Chairman of the Associazione Televisioni Nazionali [National Television Association] in the framework of the Federazione Radio Televisioni [Radio and Television Federation]. He is also member of the Executive Committee of Assonime, the Association grouping Italian joint stock companies. He is Board member of "Il Giornale" Italian daily newspaper. Lastly, he is Board member of Gestevision Telecinco SA.*

PIER SILVIO BERLUSCONI - *Born in Milan on 28 April 1969. He began his professional career in 1992 in the marketing office of Publitalia and then moved to the Italia 1 television network. In November*

1996 he was appointed coordination manager for programme scheduling and programmes for all the Mediaset networks. In 1999 he was appointed R.T.I. Content Deputy General Manager. Since April 2000 he is Mediaset Group Deputy Chairman, Chairman and Managing Director of R.T.I. and Med Due S.r.l.. He is also Board member in the following companies: Fininvest S.p.A., Gestevision Telecinco S.A., Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. and Publitalia '80 S.p.A..

GIULIANO ADREANI - *Born in Rome on 27 August 1942. He is Managing Director of Mediaset S.p.A., Chairman and Managing Director of Publitalia '80 S.p.A., Chairman of Digitalia 08 S.r.l., Board member in R.T.I., Gestevision Telecinco S.A., Medusa Film S.p.A., Auditel, Board member and Deputy Chairman of Publiespana, member of the Executive Committee of the Unione del Commercio del Turismo dei Servizi e delle Professioni of the Province of Milan. . In 2003 he was appointed "Cavaliere del Lavoro" by the President of the Italian Republic. From 1962 to 1994, the year during which he joined the Mediaset Group, he worked at Sipra, an advertising concession company of Rai. In that company he was responsible for all the commercial and creative communication sectors concerning daily newspapers, magazines, radio and television. In 1991 he was appointed General Manager of the same company.*

MARINA BERLUSCONI - *Born in Milan on 10 August 1966. She joined the company at a very early age, being always involved in business management and development of the Group's economic and financial strategies.In July 1996 she was appointed Deputy Chairman of Fininvest S.p.A., a position she held until October 2005, when she became Chairman of the holding company. Since February 2003 she is Chairman of Arnoldo Mondadori Editore S.p.A. She is Board member of Mediobanca S.p.A..*

PASQUALE CANNATELLI - *Born in Sorianello (Cz) on 8 September 1947. He graduated in Business Administration at the Cattolica University of Milan. He started his career in 1972 at Rank Xerox. In 1985 he joined Farmitalia Carlo Erba as Group Controller. He moved to Alitalia as Head of Finance and then also as Controller. He returned to Farmitalia covering the position of Head of Finance, Administration and Control of the Erbamont Group. In July 1997 he was appointed Board member in Mediaset S.p.A. and Central Director of planning and control. Since May 2003 he is Managing Director of Fininvest S.p.A. He is Board member in Arnolodo Mondadori Editore S.p.A., Mediolanum S.p.A. and AC Milan S.p.A..*

PAOLO ANDREA COLOMBO - *Born in Milan on 12 April 1960. He graduated in Business Administration at the Bocconi University of Milan. He is certified accountant and auditor. He is Board member in Eni S.p.A., Carlo Tassara S.p.A., Chief Statutory Auditor in Aviva Vita S.p.A., Interbanca S.p.A., GE Corporate Financial Services Italia S.r.l., Ceresio Sim and Statutory Adutor in Sirti S.p.A., Angelo Moratti SapA and Credit Agricole Assicurazioni Italia Holding S.p.A..*

MAURO CRIPPA - *Born in Rome on 26 April 1959. He is a professional journalist. He is also Board member of Società Europea Editrice de "Il Giornale" (since 1998), RTI S.p.A. (since 1999) and Class CNBC S.p.A. (since 2000). In 1987 he was appointed Head of the Corporate and Product Press Office of Arnoldo Mondadori Editore S.p.A. In 1994 he joined the Fininvest Group as Head of Media Relations. In 1996 he was appointed Central Director of Communication and Media Relations of Mediaset. Since 2007 he is Information General Manager of R.T.I. S.p.A..*

BRUNO ERMOLLI - *Born in Varese on 6 March 1939. He has been an entrepreneur for more than thirty years providing Professional Services for Management and Organisation Consulting. He teaches courses and seminars for entrepreneurs and managers. He is frequently contacted for collaboration*

purposes with the Italian government in relation to his expertise in Public Management and Organisation of the Public Administration. From 1985 to 1989 he was President of the Federazione Nazionale del Terziario Avanzato [National Federation of the Advanced Service Sector]. From 1980 to 1982 he was President of the Associazione Nazionale delle Società di Consulenza di Direzione ed Organizzazione [National Association of Management and Organisation Consulting Companies]. In 1970 he established Sin&rgetica where he still covers the position of CEO. Sin&rgetica is one of Italy's leading company in the provision of advisory services Private Companies, Banks, Insurance Companies, Public Entities and Public Administrations. He was appointed "Cavaliere del lavoro" by the President of the Italian Republic. Currently, he is Deputy Chairman of Fondazione Teatro alla Scala, Board member of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and Fininvest S.p.A..

LUIGI FAUSTI - *Born in Ancona in 1929. He studied classics at the C. Tacito high school in Terni and law at the University of Rome. He joined Banca Commerciale Italiana as a clerk in 1947 and worked there uninterruptedly for 51 years covering different positions at various levels in several offices scattered throughout Italy. In 1984 he moved to the Bank's headquarters, holding responsibility for the entire Bank's Loan Department as Central Co-Director and, from 1987, as Central Director and "supervisor" of the same department. In May 1990 he was appointed Managing Director. In April 1994 he was appointed Deputy Chairman and Managing Director. In June 1996 he received an honorary degree in Business Administration from the University o, Naples. In April 1997 he was appointed Chairman. In 1999 he was elected HonoraryChairman, a post he resigned in June of the same year following to disagreements over the Bank's strategies.*

MARCO GIORDANI - *Born in Milan on 30 November 1961. He graduated in Business Administration at the Bocconi University of Milan. In 2000 he was appointed Chief Financial Officer of the Mediaset Group. He is Board member of Gestevision Telecinco S.A., Publitalia '80 S.p.A., Med Due S.r.l., Edam Acquisition Holding I Cooperatief U.A. and Medusa Film S.p.A. and Managing Director of R.T.I. S.p.A.. From 1998 to 2000 he worked at IFIL as Equity Control Manager.He was then appointed Board member and member of the Executive Committee of LA RINASCENTE S.p.A. as well as Board member of S.I.B. (Società Italiana Bricolage). In 1991 he was appointed Head of Finance of RINASCENTE GROUP, becoming Chief Financial Officer in 1997. In 1989 he joined the Rinascente Group as Manager of Operations and Board member of COMFACTOR S.p.A. In 1985 he began his professional career in the Audit Department at the UNILEVER ITALIA and then as Head of Administration at QUEST S.p.A..*

ALFREDO MESSINA - *Born in Colleferro (Rome) on 8 September 1935. After graduating in Business Administration, he developed his professional career in various companies holding a series of administrative posts. He worked as Production Group Controller at Olivetti and as Central Manager, Administration, Finance, Planning and Control at Alitalia. In 1989 he joined IRI as Central Manager, Planning and Control. In January 1990 he joined Fininvest S.p.A. as General Manager and in 1996 he was appointed Managing Director for the Group's administration and control, holding a supervision function over Large-Scale Retail, Insurance and Financial Products. Currently, he is Acting Deputy Chairman of Mediolanum S.p.A., Chairman of Mediolanum Assicurazioni S.p.A. and Mediolanum Vita S.p.A.. He is Board member of Gestevision Telecinco SA and Molmed S.p.A..*

GINA NIERI - *Born in Lucca on 2 December 1953. She graduated in Political Sciences at the University of Pisa, specialising in Journalism and Mass Communication at the LUISS university in Rome. She has been working in the commercial television sector since 1977, the year during which she acted as General*

Secretary at FIEL, Italy's first association of "free" broadcasters. She then moved to FRT (Federazione Radio Televisione – Radio Television Federation) acting as Director until 1990, when she joined the FININVEST GROUP as Head of Communications with Business Associations. Since 28 April 1999 she is Board member of R.T.I. S.p.A. She is also member of the Council of Assolombarda and invited member of the Executive Committee. Since 20 May 2003 she is member of the Council of Confindustria. Since 21 June 2004 she is Deputy Chairman of the Campus Multimedia Consortium (a consortium set up by Mediaset and the Libera Università di Lingue e Comunicazioni IULM). Currently, she is Head of Institutional, Legal Affairs and Strategic Analysis at Mediaset and Deputy Chairman of R.T.I. S.p.A..

CARLO SECCHI - *Born on 4 February 1944. He is professor of European Economic Policies at the Bocconi university of Milan, for which he acted as Dean from 2000 to 2004. He is Director of the Istituto di Studi Latino Americani e dei Paesi in Transizione. He was member of the European Parliament during the IV legislature (1994-1999), during which he was appointed deputy chairman of the Economic and Monetary Committee. He was member of the Senate of the Italian Republic during the XXII legislature (1994-1996). He is member of the executive committees of Foundations and technical-scientific Institutes, including the Scientific Committee of IReR (Lombardy regional research institute). He is Deputy Chairman of ISPI (International policy study institute, Milan), Chairman of the Italian group of the Trilateral Commission. Currently he is Board member in several Italian companies: Veneranda Fabbrica del Duomo and Fondazione Teatro alla Scala. He is Board member of TEM (Tangenziali Esterne di Milano) S.p.A., Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A., Sviluppo del Mediterraneo S.p.A. and Centrale Finanziaria Generale. He is Chairman of Quantica SGR. He is author of books and numerous articles on international commerce and economy, economic integration and European issues.*

ATTILIO VENTURA - *Born on 6 February 1936. He graduated in Business Administration at the Cattolica University of Milan. He attended a Master course of Economics and Finance at the Seton Hall University of South Orange (US) and a specialisation course at Merrill Lynch, New York. Foreign Exchange Broker since 1967 and member of the Executive Committee of the Foreign Exchange Brokers since 1981. From 1985-1988 he was Deputy Chairman of the Borse Valori Executive Committee. From 1988 to 1992 he was Chairman of the Borse Valori Executive Committee and from 1992 to 1995 he was Borse Valori Board Chairman. From 1996 to 1998 he was Board member of Banca Nazionale del Lavoro S.p.A. From 2004 to date, he is Deputy Chairman of the "Fondazione Aretè" of the San Raffaele Hospital of Milan. Currently, he is Board member Aedes s.g.r. and Ceresio Sim.*

The companies Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A. belong to the Fininvest Group, which Mediaset is also part of.

Maximum number of offices held in other companies

Pursuant to article 1.4 of the Company's Code of Ethics, for the purpose of issuing its orientation about the maximum number of offices held as director or auditor in other listed companies, holding companies, banks, insurance companies and large-sized companies, that are considered compatible with the diligent performance of the duties entailed in the position of Mediaset director, the Board of Directors establishes general criteria, differentiating them according to the relevant role (executive or non-executive or independent),

nature and size of the companies, plus whether or not the companies belong to the Mediaset group and, lastly, whether the same directors are also members of the committees appointed from among Board members.

In this respect, based on the information received from each individual Director or other information in its possession, the Board of Directors verifies - on an annual basis - the offices held as director and/or auditor by the directors in the afore-mentioned companies and publishes them in the Annual Report on Corporate Governance.

Before accepting the office, all company directors are committed to assessing in advance their readiness to devote the necessary time to the diligent performance of their duties, considering also the relevant responsibilities and the number of offices held as director and/or auditor in other listed companies in regulated markets (including foreign markets), holding companies, banks, insurance companies or large-sized companies.

Based on the proposal made by the Governance Committee, the Board meeting of 11 March 2008 resolved to adopt the following orientation regarding the maximum number of offices:

- an executive director should not be:
  I. an executive director in another listed company (in the Italian market or in foreign markets) and/or in a holding company, bank, insurance company or large-sized company (shareholders' equity exceeding Euro 10 billion) and
  II. a non-executive director or auditor - or member of another control body - in more than five listed companies (in the Italian market or in foreign markets), and/or in holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion);
- a non-executive director should not be:
  I. an executive director in more than three listed companies (in the Italian market or in foreign markets), and/ or in holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion) or a non-executive director or auditor - or member of another control body - in more than five listed companies (in the Italian market or in foreign markets) and/or holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion), or
  II. a non-executive director or auditor - or member of another control body - in more than ten listed companies (in the Italian market or in foreign markets), holding companies, banks, insurance companies or large-sized companies (shareholders' equity exceeding Euro 10 billion).

The offices held in Mediaset or in other Mediaset Group companies are not taken into account for the purpose above.

In the event in which the afore-mentioned limits are exceeded, directors are committed to promptly inform the Board, which will assess the situation in the light of the Company's interest, inviting the director to make the appropriate decisions.

The Board orientation will be implemented upon renewal of the appointment of the Board, whose mandate expires concurrently with the approval of the 2008 Financial Statements.

In view of the appointment of a new Board, the current outgoing Board wishes that the company shareholders consider the need not to reduce the quality level of the mix of skills that is necessary to rely on a well balanced Board, that includes different professionals who know the company in terms of organisation and business, and who, therefore, can contribute with their managerial expertise and/or specific business knowledge to the decision-making process. It is also recommended to maintain the ratio currently existing in the Board between independent and non-independent directors (based on the requirements established in the Company's Code of Ethics), specifically considering the amount of time that any director can effectively dedicate to the Board. The time dedicated by each director for the accomplishment of the relevant duties must also be valued considering the orientation expressed by the Board in relation to the maximum number of offices held in other companies. Lastly, it is also recommended that the same criteria are adopted governing the orientation to be kept by the company, the composition of the Board and, in particular, in relation to the newly appointed Directors and, specifically, the independent directors, in order to provide them with the possibility of understanding, from the moment they hold office, the business in which the company operates and, hence, diligently performing their duties.

The Board requires that candidates for the position of independent directors meet the independence requirements established by article 3 of the Company's Code of Ethics in addition to those established by law.

5.2. ROLE OF THE BOARD OF DIRECTORS

The Board of Directors is the collegiate body which governs the company. It plays a key role in the company organisation, performing the functions and holding the responsibilities inherent to providing the strategic and organisational orientation, as well as verifying the availability of the necessary controls to monitor the performance of the company and the Group. The system adopted for the delegation of powers ensures the Board of Directors' central role in the framework of business and corporate organisation.

In the company By-Laws the following is established: "*The Board of Directors shall have all the powers of ordinary and extraordinary management of the company. The Board may grant powers to one or more of its members, including those qualified also as Managing Director, subject to the provisions set out in Article 23 of the company's By-Laws, which provides that the following powers shall remain exclusive competence of the Board:*

- *the stipulation of any contract or legally-binding relationship whatsoever between the company and any shareholder holding 5% or more of the company's share capital (or any company belonging to the same group of the shareholder, i.e. any of the company's controlled subsidiaries, any holding company or controlling partners and any subsidiary company controlled by the latter) for a total amount exceeding €13,000,000.00;*
- *the stipulation of any contract or legally-binding relationship whatsoever for a total amount exceeding €130,000,000.00;*

- *the issuing of non-convertible bonds pursuant to the restrictions set out in Article 2412 of the Italian Civil Code and up to a maximum of €300,000,000.00, subject to the fact that any issue exceeding the afore-mentioned maximum amount must be resolved upon by an Extraordinary Shareholders' General Meeting."*

The Board may appoint one or more Deputy Chairmen and grant all or part of its powers to one or more of its members, including those qualified also as Managing Director, subject to the provisions set out in article 2381 of the Italian Civil Code and article 23 of the Company's By-Laws. It may also appoint an Executive Committee, to which powers may be granted, except for those reserved by law to the Board.

In addition, the Board may establish other committees, also comprising members who are not board members, establishing their duties, powers and compensation, if due, as well as composition and operation.

The activities accomplished by the delegated committees are subject to reporting to the Board on the occasion of the Board meetings. The Board meets regularly as required by law and according to a working schedule. It is organised and operates in order to guarantee an effective and efficient performance of its functions.

In 2008 the Board of Directors met eight times. The average duration of each meeting was approximately 2 hours. Directors' attendance (%) in Board meetings is reported in the previous table 1 of this Report.

In 2009 four Board meetings have been scheduled for the approval of the relevant interim accounts. To date, two Board meetings have already been held. After the appointment of the new Board by the Shareholders' General Meeting, the newly appointed Board shall proceed with the making of all the appropriate resolutions.

Pursuant to Mediaset Code of Ethics, in 2008 the Board performed the activities it is entitled to and responsible for. These activities will continue in 2009, and specifically relate to the following:

- scrutiny and approval of the strategic, operating and financial plans of the company and the group, the corporate governance of the company and the structure of the group;
- valuation of the appropriateness of the organisational, administrative and accounting structure of the company with particular reference to the internal control system and the management of conflicts of interest; this valuation, which proved successful, was supported by a special report, drafted by the delegated bodies, illustrating the different operating and control structures implemented by the company;
- identification of subsidiaries having strategic relevance in terms of size and business reach with concurrent valuation of the appropriateness of the organisational, administrative and accounting structure of the same subsidiaries with particular reference to the internal control system and the management of conflicts of interest; also this valuation on the subsidiaries having strategic relevance proved successful and was supported by a special report, drafted by the delegated bodies, illustrating the different operating and control structures implemented by the same subsidiaries;

- positive valuation of the general performance of the company, with special attention paid to the information received from the Executive Committee, the Chairman, the Deputy Chairman, the Managing Director and the Internal Control Committee with verification of actual results against budget results on a regular basis;
- scrutiny and early approval of transactions having strategic, economic or financial relevance for the Company, its subsidiaries and, specifically, those with related parties. The general criteria for the definition of "relevant transactions" are specified in chapter 13 below;
- valuation of the internal control system regarded as adequate, fully operating and effective during the Board of 17 March 2009, following to the periodic reports received by the persons responsible for the monitoring of the internal control system and by the Internal Control Committee itself.

Board's self- assessment

Being close to office expiry and in consideration of the positive experience of past years, the Board believed it necessary, also for 2008, to proceed with the performance of a self-assessment test regarding its size, composition and operation as well as the size, composition and operation of its Committees, based on the same self-assessment criteria adopted in the past. The Board meeting of 30 September 2008 was entirely dedicated to this item and, as usual, the Board empowered the Governance Committee with the drafting of the topics and issues to be discussed.

Compared to past board reviews (2006 and 2007), the Board and its members received a positive valuation, though room for further improvement was also identified. This allowed to identify specific actions aimed at making the organisation more effective and the Board operation more efficient through the organisation of structured meetings with the management and also through an update on the evolution of the international scenario specifically targeting the media sector.

In the meeting of 16 December 2008, the Board performed a thorough analysis of the issues raised by the Governance Committee and gave a positive overall assessment of the Board and its Committees, confirming the satisfaction of the Board members for the results attained.

In particular, in 2008, the Board managed to adequately face the different projects that have characterised the financial year of reference and constantly played a key role in the corporate organisation framework. The Board is responsible for all the strategic, legal, organisational and administrative aspects, as well as the verification of the availability of the necessary controls to monitor the performance of the company and the group.

The atmosphere within the Board was constructive and positive and this also led to an open and transparent dialogue in full respect of the contribution provided by each single director, aiming at pursuing decisions based on a broad consensus. The Board decision-making process was based on prompt and effective information flows corroborated by timely reports. The presence of the Chief Financial Officer in the Board and his constant updates, as well as the presence of executive managers for the discussion of specific issues, provided qualified and exhaustive information. Directors were provided with all the necessary documents in due advance to allow them to prepare themselves to the discussion of the relevant items. The management has always been available for the provision of any additional information relative to the items subject to discussion.

5.3. CORPORATE OFFICERS

Chairman

The Chairman is traditionally appointed by the Shareholders' General Meeting. The Shareholders' General Meeting of 20 April 2006 confirmed Fedele Confalonieri as Chairman of the company.

In the meeting of 21 April 2006, the Board granted its Chairman all ordinary and extraordinary administrative powers up to a maximum amount of EUR 13,000,000.00 by single transaction, with the exception of the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws. Pursuant to the Company's By-Laws, the Company is represented by the Chairman of the Board.

Board members are committed to know the duties and responsibilities inherent to their offices. The Chairman is responsible for making the Board constantly updated on the main legal and regulatory modifications and supplements that affect the company, also in collaboration with the Head of Corporate Affairs and the Board Secretary.

The Chairman coordinates the work of the Board and chairs Board meetings. The Chairman, or any person in authority, is responsible for the convocation of the Board. Board meetings are convened based on the assumptions that all directors have been given the possibility of gaining full knowledge about the items on the agenda and gather useful information to constructively participate in the Board proceedings. For this purpose directors are provided with information on the items on the agenda in due advance prior to the Board meeting.

Vice Chairman

In the meeting of 21 April 2006, the Board confirmed Pier Silvio Berlusconi as Vice Chairman, granting him, by resolutions on 21 April 2006 and 8 May 2007, all ordinary and extraordinary administrative powers up to a maximum amount of EUR 10,000,000.00 by single transaction, and in any case excluding the granting of loans and the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws. Pursuant to the Company's By-Laws, the Company is represented by the Vice Chairman.

The Vice Chairman represents the Company in the case of the Chairman's absence or impediment. The replacement of the Chairman by the Vice Chairman for representation purposes should per se be regarded as evidence of the Chairman's absence or impediment and relieves third parties from any liability and verification obligation.

Managing Director

In the meeting of 21 April 2006 the Board confirmed Giuliano Adreani as Managing Director, granting him ordinary administrative powers up to a maximum amount of EUR 5,000,000.00 by single transaction, and in any case excluding the granting of loans and the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws, and those relating to the Chairman.

Pursuant to the Company's By-Laws, the Company is represented by the Managing Director.

Executive Committee

In the meeting of 21 April 2006 the Board appointed an Executive Committee composed of four members, who will remain in office for the period of office of the Board of Directors, and, specifically, these are: Fedele Confalonieri, Chairman; Pier Silvio Berlusconi, Deputy Chairman; Giuliano Adreani, Managing Director, being appointed by right pursuant to the Company's By-Laws, and Gina Nieri, Director.

The Board granted the Executive Committee all ordinary and extraordinary administrative powers up to a maximum amount of EUR 130,000,000.00 by single transaction, and in any case excluding the powers which fall within the exclusive competence of the Board pursuant to article 23 of the Company's By-Laws.

In 2008 the Executive Committee met eight times. The average duration of the meetings was approximately one hour. Directors' attendance (%) in the Committee's meetings is specified in the previous table 2 of this Report. Eight meetings are scheduled in 2009. One meeting has already been held.

***

Information to the Board

The directors are provided with information regarding the items on the agenda in due advance prior to board meetings. In any case, during board meetings all the items on the agenda are thoroughly presented, analysed and discussed to give directors the possibility of making a knowing decision.

For this purpose, directors' meetings are periodically organised with special reference to the independent directors, with the management of Mediaset and its subsidiaries, in order to provide them with a general overview of the structure of the Group as a whole and a broad understanding of its business. The above is intended to put them in a position to effectively perform their functions.

Delegated activities are constantly reported to the Board and the Statutory Auditors by the relevant delegated committees pursuant to the criteria established by article 1 of the Company's Code of Ethics attached hereto, article 20 of the Company's By-Laws and the provisions of current legislation.

During the first board meeting, the Chairman, Deputy Chairman, Managing Director, Executive Committee, Directors with special powers and, more in general, the delegated committees, report to the Board Directors and the Statutory Auditors about the state of completion of the projects entrusted to them and the activities included in their duties. In the Company's By-Laws it is established that: "*the Board and the Statutory Auditors are periodically informed, at least on a quarterly basis, by the board's delegated committees and subsidiary officers about the company's general performance, future foreseeable developments as well as on the most significant transactions from an economic and financial viewpoint and any transaction in which directors themselves may have an interest, on their own account or through third parties, or that is subject to the influence of any person, if any, that is in a position to exercise control and coordination activities over the company. For reasons of urgency or necessity, this information may also be provided through written reports*".

5.4. OTHER EXECUTIVE DIRECTORS

In addition to the Chairman, Vice Chairman and Managing Director, the following three executive directors are also members of the Board:

- Mauro Crippa - General Information Manager, R.T.I. S.p.A.;
- Marco Giordani - Chief Financial Officer, Mediaset S.p.A., and Managing Director, R.T.I. S.p.A.;
- Gina Nieri - Division Manager, Institutional and Legal Affairs and Strategic Analysis, Mediaset S.p.A. and Vice Chairman, R.T.I. S.p.A.

5.4 BIS. NON-EXECUTIVE DIRECTORS

Non-executive directors provide their contribution through their specific skills in the business and in the board discussions and also provide their contribution, as institutionally required, in the making and in the adoption of resolutions compliant with the company's interest.

5.5. INDEPENDENT DIRECTORS

The Board valuates the independence of its non-executive members by focusing on the substance rather than the form. Directors are not generally regarded as independent in the cases described below, including without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, holding companies or third parties, or are in a position to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or dominant influence over the company;

b) if they are, or have been in the preceding three fiscal years a significant representative of the company, one of its subsidiary with strategic relevance or a jointly controlled company, or an entity that, jointly with others or through a shareholders' agreement, controls the company or is in a position to exercise dominant influence over the same company;

c) if they, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or a consulting firm), have or have had in the preceding fiscal year a significant commercial, financial or professional relation: with the company, one of its subsidiaries, or any of its significant representatives; with a person who, jointly with others or through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives; or are, or have been in the preceding three fiscal years, an employee of the afore-mentioned entities;

d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional compensation with respect to the "fixed" emolument of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;

e) if they have been directors of the company for more than nine years in the last twelve years;

f) if they are directors in a subsidiary company;

g) if they are executive directors in another company in which an executive director of the company is a director;

h) if they are shareholders or directors of a company or of a legal entity belonging to the same network as the company entrusted with the company's auditing activities;

i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purpose of the foregoing, "relevant persons" in the company are: the legal representative, the Board Chairman, the executive directors and executive managers with strategic responsibilities in the relevant company.

With specific reference to competences, the Board believed it necessary to adopt additional criteria, assuming that the independent directors are required to have sufficient knowledge of the economic and business environment in which the company operates. Moreover, it would be preferable that they possess competences accrued in similar markets and/or sectors, such as for example:

- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or, in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

The Board periodically assesses the satisfaction of the independence requirements of the directors, also with the support of the Governance Committee.

Mediaset S.p.A. Board includes four independent directors who meet the independence requirements established by article 148 of the Consolidated Finance Act and those indicated above referring to the Company's Code of Ethics.

Each independent director is committed to promptly inform the Board about any defaulting situations in terms of compliance with the independence requirements.

The Governance Committee supported the Board in the assessment of the independence requirements of the Directors over time. These were in fact confirmed in the Board Meeting of 23 June 2008. In the meeting of 30 September 2008, the Statutory Auditors verified that the procedures and the criteria adopted by the Board to ascertain directors' independence requirements were correct.

The number and the skills of the independent directors are adequate in relation to the Board composition and the business activities pursued by Mediaset. In addition, they allow for the establishment of committees from among Board members, which will be described in detail in this report.

In order to enable the independent directors to perform their duties effectively, in addition to the Chairman's activities ensuring that the Board as a whole is constantly kept up to date on the main legislative and regulatory amendments and supplements introduced over time that affect the company, targeted meetings of the independent directors are periodically organised with the top management of Mediaset and its subsidiaries in order to provide a general overview of the structure of the Group as a whole and a better understanding about its business activities. Statutory Auditors, too, participate in these initiatives. The independent directors, assisted by the Board Secretary, participated in various activities aimed at increasing their understanding and knowledge about corporate events and facts, including, without limitation business, organisation, technology and the market. In 2008, the independent directors continued their activity of in-depth analysis of the group. In the meeting of 14 July 2008, the independent directors discussed with the top management of Medusa Film, a subsidiary company acquired in July 2007, topics regarding the relevant acquisition procedure, the management and exploitation of film rights, the main competitors in the market and the geographical distribution, and the sales figures of Medusa theatres; with the top management of Digitalia '08, an advertising concession company operating on the digital terrestrial platform, they discussed topics regarding the initiatives, content and, in brief, the current sales figures of the Group's digital business with particular reference to Mediaset Premium, the digital terrestrial platform of Mediaset and Internet.

In September the independent directors met the top management of Gestevision Telecinco S.A., a Spanish subsidiary based in Madrid and listed on the Madrid Stock Exchange, to discuss the organisation of the company and the business in which the Spanish leading commercial television broadcaster is currently operating also in the light of the changed regulatory framework in the country.

The independent directors met once without the other directors on 14 July 2008. During the meeting the independent directors analysed the Group's main economics; monitored the Board's Self-Assessment process; learned about developments in legislation and the regulatory framework of reference and examined the strategic aspects and critical issues. The manifest participation of the parties involved and the satisfactory level of quality and quantity of the information supplied allowed the independent directors to further increase their knowledge about the Group, enabling them to also increasingly knowingly contribute as directors and expressed a favourable opinion about the Group's management. The Board of Directors was informed about the positive outcome of the meeting.

5.6. LEAD INDEPENDENT DIRECTOR

The Board decided not to opt for the recommendation of Borsa Italiana to appoint a "lead independent director" as it considers that the current corporate governance structure ensures both ongoing flows of information to all directors, both executive and non-executive, independent and non-independent, and also ample active involvement in the Company's management.

6. USE OF CONFIDENTIAL INFORMATION

Privileged information

During 2006, the Board approved of the review of the Mediaset Group "Management and disclosure of privileged information" policy, governing the internal management and disclosure to the public of privileged information, and proceeded with the development of a Company's "Register of persons having access to privileged information" (Insider Registry) subject to ongoing updating activities, pursuant to article 115-bis of Italian Law Decree 58 of 24 February 1998.

This guideline had been previously examined by Mediaset S.p.A. Internal Control Committee which gave its opinion in favour for the relevant adoption.

The afore-mentioned guideline applies to members of the corporate bodies and employees of Mediaset S.p.A. and its subsidiaries, who have access to privileged and/or relevant information except for the listed company Gestevision Telecinco S.A. and its subsidiaries, in consideration of the fact that Gestevision Telecinco is committed to keep its own Insider Registry to fulfil its disclosure obligations with respect to privileged information vis-à-vis the Spanish market and in compliance with the from time to time applicable law regulations.

Pursuant to the Company's Code of Ethics attached hereto, the Chairman, the Deputy Chairman and the

Managing Director are committed to collaborate in order to ensure the correct management of corporate information.

Mediaset directors and statutory auditors and, in general, all the parties falling within the category referred to in the previously mentioned guideline are committed to regard all the documents and information and, specifically, relevant and privileged information, acquired in the accomplishment of the relevant duties as strictly confidential.

Disclosures to the competent authorities and the market must be performed pursuant to currently applicable law provisions, fully observing provisions concerning information parity and those established in the guidelines above described.

The company proceeded with the dissemination of the afore-described procedure to the employees of the company and its subsidiaries.

Upon the request made by the Board, the Mediaset S.p.A. Chief Financial Officer is charged with the ongoing monitoring of the implementation and updating of the afore-mentioned guideline, also in the light of the best practices adopted in the field and for the purpose of ascertaining its effectiveness. The Chief Financial Officer periodically reports to Mediaset S.p.A. Internal Control Committee and the Statutory Auditors in this respect.

In compliance with the law in force, the company established the Registry of the persons, who have access to relevant and/or privileged information concerning the company and its subsidiaries (Insider Registry) as a consequence of the accomplishment of their duties or in correlation with their functions within the company.

Moreover, the company has also identified a Person Responsible for the updating and conservation of the Insider Registry in Mediaset S.p.A. Corporate Affairs.

The establishment, management and updating of the Insider Registry are governed by the corporate "Management and disclosure of privileged information" policy.

Internal dealing

On 1 April 2006 the internal dealing rules adopted by Mediaset S.p.A. through its Code of Ethics issued in November 2002, were replaced by new regulations, which introduced a legal obligation of disclosure to the public and Consob of all the transactions performed by the relevant persons and by the persons closely related to them involving financial instruments issued by the company.

The company adopted the afore-mentioned obligations and specifically:

- identified the Person Responsible for the collection, management and disclosure of communications to the market. In the Mediaset Group this function is performed by Mediaset S.p.A. Corporate Affairs, which was previously also in charge of the Company's preceding Code of Ethics;
- identified, also in the light of the clarifications provided by Consob in its Circular Letter DME/6027054 of 28 March 2006 in the matter of understanding the meaning of the term "relevant", those relevant subsidiaries whose equity book value exceeds 50% of Mediaset S.p.A. assets, as reported in the most recently approved financial statements;
- established a procedure aimed at directly monitoring the corresponding relevant value of its subsidiaries and identified those persons in charge of providing the relevant disclosures from among its executive managers;
- informed the persons concerned about this and the obligations correlated thereto.

In compliance with Consob recommendation as per its Circular Letter dated March 2006, the company has created a special section in its website (www.mediaset.it) dedicated to "Internal Dealing" (investor/governance/internaldealing_en.shtml/).

7. COMMITTEES WITHIN THE BOARD

The Board may establish committees composed of members who are not board directors. The Board establishes their duties, powers and compensation, if any, in addition to their composition and operation. Committees with members who are not board directors only have an advisory function.

In 2006, the Board set up two additional advisory committees from among its members: the Governance Committee and the Remuneration Committee, in addition to the previously established Internal Control Committee.

The Committees report to the Board. Each Committee develops a calendar of meetings for the current year.

Committees established and operating within the Board comply with the criteria set forth in article 6 of Mediaset Code of Ethics (composition, drafting of the minutes, business information flows, access to outside consultants, attendance of non-members in meetings upon request made by the Committee with specific reference to single items on the agenda). The Committees have adopted their own operating rules.

In 2007, the Board of Directors provided individual Committees with sufficient financial resources for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

7.BIS GOVERNANCE COMMITTEE

The Governance Committee was established on 21 April 2006 and comprises three non-executive, independent Directors holding office for the same period of validity of the Board, and specifically:

Attilio Ventura	Chairman – Independent Director
Paolo Andrea Colombo	Independent Director
Luigi Fausti	Independent Director

In 2008, the Governance Committee met four times. The Directors' attendance (%) in Committee's meetings is reported in the previous table 2 of this Report.

Committee meetings were attended, in general, by the Chief Statutory Auditor or any other Statutory Auditor as well as, upon the Committee's Secretary request, the heads of the specific corporate functions and external advisors invited to expand on particular issues.

Functions

The Board entrusted the Governance Committee with the tasks specified in the Company's Code of Ethics, and, specifically, Corporate Governance is responsible for:

- the assessment of the Company's Code of Ethics, containing corporate governance principles that the Board follows in the accomplishment of its functions, and formulation of possible proposals;
- the adoption of the instructions given and requests made by the Board with particular reference to the reviews of Company's Code of Ethics;
- supporting the Board in the assessment of the ongoing availability of the requirements of independence requested from the independent directors.

In 2008 the Committee carried out the activities pertaining to its sphere of competence, which continued in 2009, and, specifically, it:

- supported the Board in the decision-making process regarding the maximum number of offices that a director or statutory auditor may hold in other companies;
- examined the "Directors' Report on Corporate Governance" relative to the 2007 financial year;
- constantly monitored the implementation of the Company's Code of Ethics adopted in March 2007;
- assisted the Board in the annual assessment of the availability of the requirements of independence requested from its directors;
- developed the issues to be included in the Board self-assessment test;
- examined the "Directors' Report on Corporate Governance" relative to the 2008 financial year;
- supported the Board in the decision-making process regarding the applicability of the provisions set out in the Company's Code of Ethics to the newly acquired companies. Such provisions, in fact, include, among others, the identification of subsidiaries having a strategic relevance in terms of size and business reach.

12g3-2(b)

The Committee adopted its own operating rules and minutes were taken of all of its meetings. The Head of Corporate Affairs chairs the committee meetings acting as Committee Secretary. The Secretary, in agreement with the Committee's Chairman, is responsible for forwarding all the documents available that can be of support for the discussion of the items on the agenda, to all Corporate Governance Committee members prior to the relevant meetings.

In the meeting of 1 March 2007, the Board resolved upon providing the Corporate Governance Committee with financial resources amounting to EUR 100 thousand for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

8. APPOINTMENT COMMITTEE

The Board opted for not establishing any Appointment Committee from among its members in consideration of the fact that the Company's By-Laws already include a provision regarding the presentation of lists of candidates to be appointed Directors and Statutory Auditors in the Board.

9. REMUNERATION COMMITTEE

The Remuneration Committee was established on 21 April 2006 and comprises three non-executive Directors, the majority of whom is independent, holding office for the same period of validity of the Board, and specifically:

Bruno Ermolli	Chairman – Non executive Director
Paolo Andrea Colombo	Independent Director
Attilio Ventura	Independent Director

No one of the directors concerned attended the meetings of the Remuneration Committee, during which proposals were made to the Board in relation to compensation-related items.

In 2008 the Remuneration Committee met once. Directors' attendance (%) in the Committee's meetings is reported in the previous table 2 of this Report.

The Chief Statutory Auditor attended the meeting and appointed a secretary, who also chaired the meeting.

Functions

The Board entrusted the Remuneration Committee with the tasks specified in the Company's Code of Ethics. Specifically, the Remuneration Committee is responsible for submitting proposals to the Board and for the carrying out of periodic assessments in relation to the following aspects:

- emoluments acknowledged to directors holding specific positions in Mediaset SpA, including the provision that part of their compensation be linked to the Company's financial performance and attainment of other specific targets;
- general remuneration criteria applicable to Mediaset Group executive managers (fixed/variable portion, MBO reference parameters, assessment and regulation criteria for emoluments/compensation relative to offices held in other Group companies);

- criteria, categories of beneficiaries, amount, terms, conditions and methods of application of corporate stock option plans.

In relation to the afore-mentioned tasks and based on the instructions provided by the Board, in 2008, the Remuneration Committee drafted a proposal concerning the allocation of the option rights for the year 2008, that relate to the 2006/2008 Stock Option Plan, including the identification of the categories of beneficiaries, areas of operation and total number of option rights subject to allocation, broken down by brackets.

The Remuneration Committee adopted its own operating rules and minutes were taken of all of its meetings.

In the meeting of 1 March 2007, the Boardresolved upon providing the Remuneration Committee with financial resources amounting to EUR 200 thousand for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

10. DIRECTORS' COMPENSATION

Directors' compensation is fixed at a sufficient level to attract, retain and motivate directors having those professional skills that are deemed necessary for the successful management of the company.

Executive directors' compensation is calculated in order to make their interest be aligned with the pursuit of the shareholder value creation primary focus in the medium-long term.

Directors' compensation is shown below as well as in Table 1 of the Explanatory Notes to the Company's financial statements.

Table I

Compensation to Directors and Statutory Auditors, General Managers and Executive Managers with strategic responsibilities (*)

Full name	Position held in Mediaset. S.p.A.				Emoluments (1)		
	Position	Term of mandate	End of mandate (4)	Emoluments at the office	Benefits in kind	Bonus and other incentives	Other Remunerations
Confalonieri Fedele (2)	Chairman of the Board	01.01.2008 - 31.12.2008	31.12.2008	1,548,000.00	10,041.81		1,978,824.94
Berlusconi Pier Silvio (2)	Deputy Chairman	01.01.2008 - 31.12.2008	31.12.2008	1,027,000.00	1,651.89		425,896.19
Adreani Giuliano (2)	Managing Director	01.01.2008 - 31.12.2008	31.12.2008	531,000.00	7,228.32		2,496,019.14
Berlusconi Marina	Director	01.01.2008 - 31.12.2008	31.12.2008	21,000.00			
Cannatelli Pasquale (3)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00			
Colombo Paolo Andrea	Director	01.01.2008 - 31.12.2008	31.12.2008	27,000.00			
Crippa Mauro (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,439.32	150.000,00 (5) 50.000,00 (6)	573,480.18
Ermolli Bruno	Director	01.01.2008 - 31.12.2008	31.12.2008	24,500.00			
Fausti Luigi	Director	01.01.2008 - 31.12.2008	31.12.2008	41,000.00			
Giordani Marco (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	24,000.00	4,894.92	250.000,00 (5) 150.000,00 (6)	799,819.25
Messina Alfredo (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	33,000.00			84,000.00
Nieri Gina (2)	Director	01.01.2008 - 31.12.2008	31.12.2008	32,000.00	4,750.29	200,000.00 (5) 100,000.00 (6)	644,130.83
Secchi Carlo	Director	01.01.2008 - 31.12.2008	31.12.2008	34,000.00			
Ventura Attilio	Director	01.01.2008 - 31.12.2008	31.12.2008	31,000.00			
Giussani Alberto	Chairman of the Board of Statutory Auditors	16.04.2008 - 31.12.2008	31.12.2010	62,000.00			
Bianchi Martini Silvio	Statutory Auditor	16.04.2008 - 31.12.2008	31.12.2010	41,333.33			
Giampaolo Francesco Antonio (2)	Chairman of the Board of Statutory Auditors	01.01.2008 - 16.04.2008		31,000.00			113,258.72
Perotta Riccardo (2)	Statutory Auditor	01.01.2008 - 16.04.2008		20,666.67			17,175.00
Vittadini Francesco (2)	Statutory Auditor	01.01.2008 - 31.12.2008	31.12.2010	62,000.00			137,374.77

(*) *Managers with strategic responsibilities in Mediaset S.p.A. are Company Directors.*

(1) *The fees specified exclusively refer to the period in which office is held.*

(2) *Other responsibilities held in subsidiary companies as per table below.*

(3) *For this responsibility, the fee is directly paid to the company.*

(4) *The members of the Board of Directors hold office until the financial statements as at 31.12.2008 are approved and the members of the Board of Statutory Auditors hold office until the financial statements as at 31.12.2010 are approved.*

(5) *The exact sum, that will be established and delivered after the approval of the financial statements, will be consequent to the achievement of the objectives to which it was correlated.*

(6) *Bonus relating to FY 2007 paid in FY 2008.*

The compensation acknowledged to non-executive directors is proportional to their commitment, including also their possible participation in one or more committees.

On 20 April 2006 the Shareholders' General Meeting resolved upon the annual gross amount to be paid to the Board equal to EUR 232,000.00 and divided as follows:

- EUR 24,000.00 to the Board Chairman;
- EUR 16,000.00 to each Board member.

the possibility of drawing partial amounts during the year was also granted to them.

The same Shareholders' General Meeting resolved upon a gross attendance fee to be acknowledged to Board members amounting to EUR 1,000.00 and also including a 50% supplement in favour of the Chairman in relation to the latter's attendance in both Board and Committee meetings.

2006/2008 Stock Option Plan

The Shareholders' General Meeting of 20 April 2006, for the purpose of fostering employee loyalty and increasing involvement and motivation in the Group's corporate operations and activities, approved the creation of a Stock Option Plan based on its Treasury shares in favour of the eligible employees of the company and its subsidiaries, with a duration of three years starting from 2006. Eligible employees are selected by the Company's Board of Directors from among the key people holding strategic positions for the achievement of the Group's strategic results. In addition, approval was also given for similar projects involving the shares of directly or indirectly controlled subsidiaries and affiliated companies of the holding company, should the Company's Board of Directors deem it appropriate.

As a result, the Shareholders' General Meeting entrusted the management of the 2006/2008 Stock Option Plan to the Company's Board of Directors, granting it all the powers necessary for the selection of the eligible candidates, the determination of performance targets, the assignment of option rights and all aspects regarding the implementation of the stock option plan. In particular, the Company's Board, with specific reference to 2008 fiscal year:

- identified the eligible participants in the 2008 plan;
- allocated the option rights;
- defined that the exercise price for the options is the normal price of Mediaset ordinary shares resulting from the mathematical average of the reference prices reported by Borsa Italiana S.p.A. in the period extending from the allocation date and the same day of the previous calendar month in compliance with the tax regulation in force;
- established that the options can be exercised upon achievement of the yearly economic and financial performance targets, such as "ROE" and "Free – cash flow". The fulfilment of the exercise conditions will be verified by the Board for every year of the plan within the first six-month period of the year following the year in which the options were allocated;
- established that the options allocated for 2008 can be exclusively exercised 36 months after the date of allocation, subject to fulfilment of the afore mentioned conditions for the exercise of the options.

The 2003/2005 and 2006/2008 stock option plans resulted in the following stock option allocations on Mediaset shares:

Year 1/1 - 31/12	Number of participant to Plant	Options rights attributed for the purchase of company sahers	Exercise price	Exercise period only allowed in one purchase	Check of compliance with the criteria established by the Board of Directors
2004	130	3,415,000	EUR 9.07	23.6.2007/22.6.2009 (*)	Rights to exercise
2005	132	3,774,500	EUR 9.60	23.6.2008/22.6.2011 (*)	Rights to exercise
2006	128	3,716,000	EUR 8.92	26.7.2009/25.7.2012 (*)	Options rights non available for the exercise as a result of unmet pre-requisites
2007	43	3,130,000	EUR 7.87	29.6.2010/28.6.2013	Rights to exercise
2007	1	100,000	EUR 7.73	18.7.2010/17.7.2013	Rights to exercise
2008	46	3,290,000	EUR 4.86	24.6.2011/23.6.2014	Rights to exercise

(*) *In the meeting of 28 June 2007, the Board of Directors approved the new exercise dates of 2004, 2005 and 2006 plans in order to comply with the new regulation in force.*

2003/2005 Stock Option Plan

To date options have been allocated to exercise the rights on n. 7,189,500 Mediaset shares, corresponding to 0.61% of the Company's share capital, the requirements of which have been met.

2006/2008 Stock Option Plan

To date options have been allocated to exercise the rights on n. 6,520,000 Mediaset shares, corresponding to 0.55 % of the Company's share capital, the requirements of which have been met, and n. 3,716,000 Mediaset shares, corresponding to 0.31 % of the Company's share capital, the requirements of which have not been met.

Table 2

Stock option rights assigned to Directors, General Managers and Executive Managers with strategic responsibilities(*)

(values in EUR)

		Options held at the beginning of the year 01/01/2008			Options assigned during the year 2008			Options exercised during the year 2008			Options expired during the year 2008	Options held at the end of the year 31/12/2008		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	170,000 1)	9.07	22.06.2009 4)								170,000	9.07	22.06.2009 4)
		340,000 2)	9.60	22.06.2011 4)								340,000	9.60	22.06.2011 4)
		450,000 3)	7.87	28.06.2013								450,000	7.87	28.06.2013
					450,000	4.86	23.06.2014					450,000	4.86	23.06.2014
Pier Silvio Berlusconi	Deputy Chairman	150,000 1)	9.07	22.06.2009 4)								150,000	9.07	22.06.2009 4)
		300,000 2)	9.60	22.06.2011 4)								300,000	9.60	22.06.2011 4)
		360,000 3)	7.87	28.06.2013								360,000	7.87	28.06.2013
					360,000	4.86	23.06.2014					360,000	4.86	23.06.2014
Giuliano Adreani	Managing Director	110,000 1)	9.07	22.06.2009 4)								110,000	9.07	22.06.2009 4)
		220,000 2)	9.60	22.06.2011 4)								220,000	9.60	22.06.2011 4)
		270,000 3)	7.87	28.06.2013								270,000	7.87	28.06.2013
					270,000	4.86	23.06.2014					270,000	4.86	23.06.2014
Mauro Crippa	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Gina Nieri	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014
Marco Giordani	Director	62,000 1)	9.07	22.06.2009 4)								62,000	9.07	22.06.2009 4)
		62,000 2)	9.60	22.06.2011 4)								62,000	9.60	22.06.2011 4)
		100,000 3)	7.87	28.06.2013								100,000	7.87	28.06.2013
					100,000	4.86	23.06.2014					100,000	4.86	23.06.2014

1) *Options allocated in 2004*
2) *Options allocated in 2005*
3) *Options allocated in 2007*
4) *On 28 June 2007, the Board of Directors approved the proposal for the change in the dates of exercise in order to adjust to the regulation concerning of the 2004 and 2005 stock option plans.*

(*) *Mediaset S.p.A. managers with strategic responsibilities are Company Directors.*

Below is Table 3 relative to "Equity investments of directors and statutory auditors, general managers and executive managers with strategic responsibilities in the company and its subsidiaries pursuant to SCHEME 3) of Annex 3C) of the afore-said regulation " as better detailed in the Explanatory Notes to the Company's 2007 financial statements.

Full name		Invested Company	Number of share held as at 31/12/2007	Number of shares purchased	Number of shares sold	Number of share held as at 31/12/2008
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	1,029,000	48,000	-	1,077,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	322,100	7,000	-	329,100 (1)
Berlusconi Marina	B. of Dir.	Mediaset S.p.A.	-	570,000 (2)	-	570,000 (2)
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	76,500	-	-	76,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (3)	-	-	1,000 (3)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	14,795	-	11,200	3,595
Ermolli Bruno	B. of Dir.	Mediaset S.p.A.	19,000	-	-	19,000
Fausti Luigi	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of Dir.		-	-	-	-
Ventura Attilio	B. of Dir.		-	-	-	-
Giussani Alberto	Int. Aud.		-	-	-	-
Bianchi Martini Silvio	Int. Aud.		-	-	-	-
Vittadini Francesco	Int. Aud.		-	-	-	-

(*) *Mediaset S.p.A. Executive managers with strategic responsibilities are Company Directors*

(1) *of which 7,000 shares owned by the spouse*

(2) *shares acquired through a subsidiary*

(3) *of which 500 shares owned by the spouse.*

As of the Board meeting of 16 April 2008, the terms of Antonio Francesco Antonio Giampaolo, Chief Statutory Auditor, and Riccardo Perotta, Statutory Auditor, who had no stake in the Company, expired.

A more detailed analysis regarding the stock option plans adopted by the Company is provided in the Explanatory Notes to the Company's financial statements.

11. INTERNAL CONTROL COMMITTEE

As previously stated, pursuant to the provisions established in the Company's Code of Ethics, the Board is responsible for assessing the adequacy of the internal control system with respect to the Company's own characteristics, by ensuring that its assessments and decisions regarding the internal control system, the approval of the Company's financial statements and interim reports, as well as the Company's relations with the independent auditing firm it relies upon, are corroborated by sufficiently effective and exhaustive preliminary activities. To this end, on 21 April 2006, the Board resolved upon the establishment of an Internal Control Committee, with the assistance of which it carried out the tasks for which it is responsible in compliance with the provisions set out in the Company's Code of Ethics. The Internal Control Committee comprises three non-executive Directors the majority of whom are independent, holding office for the same period of validity of the Board. These Directors, having a specific knowledge and expertise in accounting and financial matters, are:

Luigi Fausti	Chairman – Independent Director
Alfredo Messina	Non executive Director
Carlo Secchi	Independent Director

In 2008, the Internal Control Committee met ten times and, on that occasions, upon the Committee's specific request, persons were invited, who were not members of the same committee and who reported exclusively on some specific items on the agenda of the relevant meeting. These were the person responsible for Internal Control, the Supervision and Control body, the manager responsible for the drafting of corporate accounting documents, representatives of the independent auditing firm, heads of specific corporate functions in relation to the company and/or the group as well as, if deemed necessary, external advisors.

The Chief Statutory Auditor or any other Statutory Auditor attended the meetings.

Directors' attendance (%) in the Committee's meeting is reported in the previous table 2 of this Report.

Functions

In addition to assisting the Board in the accomplishment of the latter's tasks in the matter of internal control pursuant to Art. 10.5 of the Company's Code of Ethics attached hereto, the Internal Control Committee is responsible for the functions listed in article 11.1 of the same Code. Furthermore, in 2008, the Board entrusted the Internal Control Committee with the carrying out of the due analyses in order to verify compliance with the "Guidelines relative to Mediaset transactions having a strategic, economic and financial relevance and, in particular, transactions with the related parties" approved by the Board on 18 December 2007 pursuant to Consob existing and future regulations in the matter (Consob document governing transactions with the related parties to be issued on 9 April 2009) , as well as the drafting, when necessary, of a proposal for amendment or supplement of the same guidelines.

Specifically, the Internal Control Committee:

- positively valued the "2007 Acitivity Plan" drafted by the Person responsible for Internal Control;
- requested, in line with the international standards governing internal auditing, a "Quality Assurance Review" of internal auditing activities from an independent and certified auditing firm. This project, presented by the Internal Auditing Function, included the verification of compliance of the Company's internal auditing activities with the international standards and Auditors' specific Code of Conduct. The same project was examined and discussed by the Internal Control Committee. It includes a self-assessment process for the afore-listed activities carried out by the Mediaset Group Internal Auditing Central Function in collaboration with Pricewaterhouse Coopers Advisory, acting as auditing advisor, and the subsequent certification provided by an external, independent and qualified auditor. The project was illustrated to the Board and is expected to be completed in 2009;
- requested and received from the competent corporate functions, an update to further forward to the Board, regarding the impact of Italian Law n.123 of 3 August 2007 and the subsequent Italian Law Decree n.81 of 9 April 2008 in the matter of health and safety in the work place as well as Italian Law Decree n.231 in the matter of measures against money laundering and financing of terrorist activities. The Internal Control Committee reported to the Board thereupon;
- acknowledged the activities carried out for the purpose of assisting the Person Responsible for the drafting of the corporate accounting documents pursuant to Italian Law n.262/2005 in the matter of assets management in view of the release of the relevant certification for the separate and consolidated financial statements as at 31 December 2007, as provided for in Art. 154 bis, paragraph 5 of the Consolidated Finance Act;
- acknowledged the drafting and implementation, by the competent corporate functions, of the Mediaset Group Accounting Manual, giving its favourable opinion on the work accomplished. The Accounting Manual includes guidelines for the drafting of separate and consolidated financial statements of the Mediaset Group, based on the IAS/IFRS international accounting principles;
- examined the recommendations made by Deloitte & Touche in the auditing firm's relevant letter and positively assessed the comments made and the relevant suggestions, as well as the work carried out by the Mediaset Group Management to give execution thereto;
- assessed, in collaboration with the Person Responsible for the drafting of the corporate accounting documents and the auditing firm Deloitte & Touche S.p.A., the accounting principles adopted by the Mediaset Group and their compatibility for the purpose of consolidated reporting and considered the same as correctly applied;
- acknowledged and positively assessed the Independent Auditors' Reports on Mediaset S.p.A. financial statements as at 31 December 2007 and on the Mediaset Group's consolidated financial statements as at 31 December 2007 (Deloitte & Touche S.p.A.);
- examined and positively assessed the proposal made by Deloitte & Touche S.p.A., the external auditing firm, in relation to "Fast Closing". This specifically relates to the assistance provided upon early closing and approval of the interim accounts as at 30 June 2008, based on the new

timing introduced through the adoption of the EU Directive governing "Transparency" and decided to submit such proposal to the Board;

- examined the proposal made by the advisory firm Pricewaterhouse Coopers Advisory regarding the support for the accomplishment of some activities correlated to the updating of the Models of Organisation, Management and Control pursuant to Italian Law Decree n.231/2001 adopted by some Group companies, following to amendments and/or supplements that have been introduced with reference to the enacted regulations in the matter of health and safety in the work place as well as in the matter of measures against money laundering. Said support would also be extended to the carrying out of a preliminary analysis relative to the applicability of "cross-border crimes" pursuant to Italian Law Decree 146/06. In this respect the Internal Control Committee released its opinion in favour;
- examined and positively assessed the "2008 Acitivity Plan" drafted by Reconta Ernst & Young S.p.A. specifically dealing with auditing activities. Approving of a motivated proposal made by the Statutory Auditors, the Shareholders' General Meeting of 16 April 2008 resolved upon entrusting the afore-mentioned company with the formal auditing of the separate and consolidated financial statements as well as the limited auditing activities on the interim accounts for the years 2008-2016;
- acknowledged that none of the Mediaset Group companies, established and subject to laws other than those applicable in the European Union, fall within the category envisaging the application of Art. 36 of Consob Market Regulation. Specifically, the analysis carried out revealed that none of the afore-mentioned companies (and any non-EU subsidiary) is controlled and that, in any case, the same companies are not relevant based on both quantitative (assets and revenues) and qualitative criteria (dominant influence on the economic and financial position of the Mediaset Group) envisaged by article 151 of Consob Issuers Regulation. The Internal Control Committee requested that these results are presented to the Board;
- acknowledged and approved of the summary of the periodic Reports drafted during the year of reference by the Internal Auditing Function and positively assessed, among others, the implementation of control measures by the Medusa Film S.p.A. management, a company acquired in 2007, and the subsequent adjustment to other Group companies;
- acknowledged the reports drafted by the Person Responsible for Internal Control in relation to "the valuation of the Mediaset Group internal control system" for the year 2007 and as at 30 June 2008, approving of the relevant comments made therein;
- acknowledged the interim Reports drafted by the competent Supervision and Control body within Mediaset in relation to the audits carried out and the initiatives undertaken in compliance with Italian Law Decree 231/01;
- acknowledged the "2008 Audit Plan" drafted by the subsidiary Gestevision Telecinco S.A., whose objectives include the adjustment of the Telecinco Group to the principles envisaged in Italian Law Decree 262/2005, as requested by Mediaset. The Company's representatives shall provide, on a half-year basis, the Internal Control Committee with an update on the relevant audits carried out by Telecinco itself, without prejudice to the autonomy, scrutiny and approval of the competent corporate bodies of the Spanish listed company;

- acknowledged, with specific reference to the issue regarding the acquisition and management of rights, the new organisational guideline in the matter of "Planning, acquisition and management of rights" adopted by the Mediaset Group and the relevant new aspects introduced as compared to the previously enforced procedure. The modifications also referred to the structure, content and procedure for the approval of the "List of institutional suppliers of rights". In particular, the list, prepared by RTI S.p.A. Rights Function, does not only include RTI suppliers of rights, but also the suppliers for other group subsidiaries. The list, in fact, also comprises suppliers of sports rights, information rights, entertainment rights and similar, in addition to the already existing film and mini-series rights. The procedure establishes that the lists, collected in one single document under the title of "List of institutional suppliers of rights", are approved by the Boards of RTI and its subsidiaries; that they are examined by Mediaset S.p.A.'s corporate bodies – the Internal Control Committee and the Executive Committee, each for their own competence – and, lastly by the Board.
- acknowledged the periodic updates of the "List of institutional suppliers of rights" prepared by RTI S.p.A. rights Function;
- acknowledged and positively assessed the completion of the project – "Risk officer – Enterprise Risk Management" focusing on the internal system of corporate risk management. The final results of the project, contained in the relevant Report on the valuation of the main corporate risks, drafted by the Executive Director charged with the task of supervising the correct operation of the internal control system, were presented to the Board.

Lastly, the Board requested the assistance of the Internal Control Committee to verify some transactions with related parties pursuant to the provisions set out in the relevant "Guidelines on strategically relevant transactions with related parties" approved on 18 December 2007 and implemented by the Mediaset Group, in order to express an opinion on the economic conditions and/or performance criteria and/or technical aspects and/or the legitimacy of the same transactions. In this respect, having performed all the necessary and/or useful analyses, the Committee provided the Board with its opinion in favour in relation to the transactions mentioned above.

During the first months of 2009, the Internal Control Committee continued the activities and, in particular,three meetings were held in which the Committee's members:

- positively assessed the "2009 Acitivity Plan" drafted by the Person Responsible for the Internal Control;
- examined and positively assessed the "2009 Activity Plan" drafted by Reconta Ernst & Young S.p.A. with specific reference to auditing activities;
- acknowledged the updates regarding the audits carried out in 2008 by the Spanish subsidiary Gestevision Telecinco S.A. and the relevant "2009 Audit Plan". In particular, the company will be committed, during 2009, to continuing the adjustment to the provisions set out in Italian Law Decree 262/2005;
- acknowledged the activities carried out by the Person Responsible for the drafting of the corporate accounting documents pursuant to Italian Law n.262/2005 in the matter of assets management in view of the release of the relevant certification for the separate and

consolidated financial statements as at 31 December 2008, as provided for in Art. 154 bis, paragraph 5 of the Consolidated Finance Act;

- assessed, in collaboration with the Person Responsible for the drafting of the corporate accounting documents and the auditing firm Reconta Ernst & Young S.p.A. and the Statutory Auditors, the accounting principles adopted by the Mediaset Group and their compatibility for the purpose of consolidated reporting and considered the same as correctly applied;
- acknowledged and approved of the summary Reports released upon the closing of FY 2008, drafted by the Internal Auditing Function;
- acknowledged the report drafted by the Person Responsible for the Internal Control regarding "the valuation of the Mediaset Group internal control system" relative to 2008 and approved of the relevant comments contained therein.
- met the new collegiate Supervision and Control Body, appointed by the Board of Director on 16 December 2008 consequently the adoption of the new Company Organisation, Management and Control Model pursuant to Italian Law Decree 231/2001.

During the performance of the afore-mentioned activities and based on the reports received from the Person Responsible for Internal Control, no significant events have occurred that need to be commented upon. As a result, the Internal Control Committee regarded the Internal Control System as adequate.

In addition, in the light of the audits carried out by the Person Responsible for Internal Control and the "Policy for the management of the internal control system" adopted by the person in charge of the supervision and operation of the internal control system, based on the guidelines provided by the Board in the meeting of 28 June 2007, the Internal Control Committee invited the Board to confirm that the internal control system is fully operative and effective pursuant to the provisions set out in the Company's Code of Ethics.

The Chief Statutory Auditor or any other Statutory Auditor attended the meetings of the Internal Control Committee.

The Internal Control Committee adopted its own operating rules and minutes were taken of all of its meetings.

The meetings are chaired by the Head of Corporate Affairs, acting as Committee Secretary. The Secretary, in agreement with the Committee's Chairman, is responsible for forwarding all the documents available that can be of support for the discussion of the items on the agenda, to all Internal Control Committee members prior to the relevant meetings.

In the accomplishment of its duties, the Internal Control Committee, by means of the Board Secretary, accessed all the information and the Company's own and/or the Group's functions for the purpose above described and/or availed itself of the collaboration of external consultants.

In the meeting of 1 March 2007, the Board resolved upon providing the Internal Control Committee with financial resources amounting to EUR 350 thousand on a yearly basis, for the accomplishment of the relevant tasks, within the budget limits approved by the Board.

Committee members also receive an attendance fee for each meeting in which they have attended, as established by the Shareholders' General Meeting of 20 April 2006.

12. INTERNAL CONTROL SYSTEM

The internal control system comprises rules, procedures and organisational structures suitable for the implementation of a sound, consistent and correct corporate management aiming at attaining pre-established targets through an adequate process that includes the identification, measurement, management and monitoring of the main risks.

In compliance with art. 10.5 of Mediaset S.p.A. Code of Ethics, the Board, in collaboration with the Internal Control Committee:

1) defines the guidelines of the internal control system for the purpose of correctly identifying, measuring, managing and monitoring the main risks which the company and its subsidiaries are exposed to, and also defines the necessary criteria that the same entities must implement to face such risks in view of a sound and correct management of the company;
2) appoints an Executive Officer, charging him with the supervision of operation of the internal control system;
3) assesses, at least once in a year, the adequacy, effectiveness and correct operation of the internal control system;
4) describes the main elements of the internal control system in the Corporate Governance Report, expressing its opinion in relation to the system's global adequacy.

In addition, the Board is responsible for carrying out functions inherent to the internal control system, making reference to the organisation models and the best practices adopted at the national and international levels. Special attention is paid to organisation and management models pursuant to Italian Law Decree 231/2001.

In compliance with article 10.5 a) of the Company's Code of Ethics, on 28 June 2007 the Board, with the opinion in favour of the Internal Control Committee, established guidelines for the purpose of correctly identifying, measuring, managing and monitoring the main risks which the company and its subsidiaries are exposed to, and also defined the necessary criteria that the same entities must implement to face such risks in view of a sound and correct management of the company.

These guidelines make reference to the Enterprise Risk Management Framework in relation to the control procedures applicable to the internal control system. These guidelines led to the implementation of the "Policy for the management of the Internal Control System", adopted by the Executive Officer mentioned above and defining the elements composing the internal control system.

Based on Enterprise Risk Management criteria , any design of an internal control system must rely on the definition of the corporate strategy. Based on the same criteria, corporate objectives are broken down into the following categories:

- strategic: high level targets, in line and supporting the Company's mission;
- operating: correlated to the effective and efficient use of resources;

- reporting: correlated to the reliability of external and internal reporting;
- compliance: correlated to the compliance with the applicable laws and regulations.

Mediaset Group internal control system must be in a position to identify and measure the main risks that the company faces and that may prevent it from attaining the afore-mentioned objectives, in consideration of the characteristics of the core business of Mediaset S.p.A. and its subsidiaries, based on the following criteria:

- nature of risk, with specific reference to strategic, operating, reporting and compliance risks;
- risk propensity to jeopardize the Company's ability to attain targets;
- ability to adequately manage the identified risk.

A correct corporate risk monitoring activity must rely on an effective internal control system that can adequately support an acceptable level of risk. Specifically, the Mediaset Group internal control system includes the following activities:

- systematic monitoring by the management, of the main risks that the company faces, aiming at identifying and implementing, if necessary, corrective actions, to improve existing controls;
- performance of periodic audits on the adequacy and effectiveness of the internal control system, as well as prompt implementation of targeted controls in case of identification of weakness within the same system;
- reporting rules on the adequacy and effectiveness of the internal control system.

To this end, the Executive Officer charged with the supervision of operation of the internal control system is responsible for providing that the Mediaset Group Internal Control System:

- promptly reacts to significant risk conditions, by implementing adequate controls;
- ensures an adequate level of separation between operating and controlling functions, so as to avoid situations in conflict of interest in the tasks assigned in the framework of corporate processes;
- ensures that systems and procedures are used for the accurate registration of corporate events and facts from an operating and administrative-accounting viewpoint; and develops reliable and well-timed information flows within and outside the Group;
- develops criteria for prompt communication of the main risks and deviations of control to the competent Group functions, thus facilitating the identification and timely implementation of the relevant corrective actions.

According to Mediaset S.p.A. Code of Ethics, from the operating viewpoint, the Internal Control System is supported by:

- Risk Office, responsible for the process regarding corporate risk management through process definition, monitoring and consolidation, in accordance with the Enterprise Risk Management model;
- Internal Auditing, responsible for the performance of auditing activities aimed at assessing the correct operation of the internal control system and monitoring its effectiveness.

In the meeting of 17 March 2009, following to the reports received from the persons responsible for the supervision of the Internal Control System and from the Internal Control Committee, the Board acknowledged the internal control system as being adequate, fully operating and effective.

12.1. EXECUTIVE OFFICER RESPONSIBLE FOR THE SUPERVISION OF OPERATION OF THE INTERNAL CONTROL SYSTEM

In the meeting of 1 March 2007, the Board, with the opinion in favour of the Internal Control Committee, appointed Fedele Confalonieri, Board Chairman, responsible also for the supervision of operation of Mediaset S.p.A. internal control system until expiry of the Board and, precisely, until the date of approval of the financial statements as at 31 December 2008, charging him with the duties envisaged in Mediaset Code of Ethics.

As previously specified, the executive officer responsible for the supervision of operation of the internal control system specifically carried out the following activities:

- implementation of the guidelines issued by the Board through the adoption of the Enterprise Risk Management Policy, with the opinion in favour of the Internal Control Committee;
- supervised the adjustment of the internal control system to the operating, legislative and regulatory framework conditions;
- identification of the main risks (strategic, operating, financial and compliance) that the company faces, taking into account the characteristics of the core business of the company and its subsidiaries, based on the guidelines defined by the Board in relation to the internal control system. The analysis and valuation of the main business processes and business support processes, which had already started in 2007 with the entire involvement of the Group's management, led to presentation, in the first semester of 2008, of the results - contained in the report drafted by the Executive Officer in charge -, achieved by the Internal Control System (and, specifically, the results regarding the process underlying the identification and valuation of corporate risks) to the Board on 31 July 2008.

12.2. PERSON RESPONSIBLE FOR INTERNAL CONTROL

In the meeting of 21 April 2006 the Board appointed Aldo Tani, already Head of Internal Auditing within the Mediaset Group, also Person responsible for Internal Control. Aldo Tani was subsequently also re-confirmed in the Board meeting of 1 March 2007 upon the proposal made by the Executive Officer responsible for the supervision of operation of Internal Control System and with opinion in favour of the Internal Control Committee pursuant to the provisions established in article 10.6 of the Company's Code of Ethics. The Person Responsible for Internal Control is charged with the performance of the activities set out in the provisions contained in the Company's Code of Ethics.

In particular, pursuant to article 13 of the Company's Code of Ethics, the Person Responsible for Internal Control

a) ensures that the internal control system is always adequate, fully operating and effective;
b) is not liable for any operating area and does not hierarchically report to any operating area manager;
c) has direct access to all useful information for the performance of his duties;
d) relies on adequate resources to perform his functions;

e) reports to the Internal Control Committee, the Statutory Auditors and the Executive Officer responsible for the supervision of operation of the internal control system. In particular, he reports on the procedures targeting risk management, compliance with the specifically designed risk reduction plans and expresses an opinion on the suitability of the internal control system to support an acceptable risk profile.

The Board did not establish any specific compensation in favour of the Person Responsible for Internal Control, as the same person already receives an overall amount that also covers the responsibilities correlated to Internal Auditing.

The Board did not allocate any amount to the Person Responsible for Internal Control in relation to the performance of the relevant functions, as the same person avails himself of the Internal Auditing Function for the performance of the relevant activities.

To support the technical opinion expressed on the adequacy of the internal control system, the Person Responsible for Internal Control analyses and shares in advance the following items:

- the results contained in the Audit Plan with the Group Internal Auditing function;
- the results of the risk valuation and management process with the Risk Officer and the Person Responsible for the drafting of the corporate accounting documents, in order to identify the main corporate risk areas.

The Person Responsible for Internal Control maintains periodic information flows with the bodies and corporate structures having supervision authority or exercising a monitoring activity on the internal control system, including, without limitation, the Person Responsible for the drafting of the corporate accounting documents, the independent auditing firm, the Statutory Auditors and the Supervision and Control Bodies pursuant to Italian Law Decree 231/01, each for its own competence.

12.3. ORGANISATION MODEL PURSUANT TO ITALIAN LAW DECREE 231/2001

The Board of Mediaset S.p.A. adopted an Organisation, Management and Control Model pursuant to Italian Law Decree 231/2001 (the "Organisation Model") in its first draft on 29 July 2003 and subsequently supplemented it by means of the resolutions made on 18 December 2003, 7 November 2006 and 16 December 2008.

Through the adoption of its own Organisation Model – intended as a set of general and operating rules -, Mediaset S.p.A. relies on a general set of behaviour principles and procedures, that respond to the requirements set out in Italian Law Decree 231/01, governing the prevention of crimes and administrative crimes both in terms of monitoring the relevant implementation and the possible imposition of sanctions.

The Organisation Model adopted, in fact, includes principles, rules, provisions and organisation schemes that are referred to the management and control of the Company's core business. The Organisation Model is contained in a summary document that comprises the general rules deemed suitable for preventing the crimes specified in Italian Law Decree 231/01.In the definition process for the Organisation Model, Mediaset S.p.A. drew inspiration from consolidated principles in the matter of corporate governance and internal control. Based on such principles, in fact, a risk

management and control system that is consistent with the provisions set out in the previously mentioned Italian Law Decree 231/2001:

I. identifies and develops a mapping of the "activity areas at risk", that is, those corporate areas which may be involved in potential risk of crime, and of the "instrumental processes" that could eventually lead to crimes, intended as processes in which, theoretically, conditions may be developed which may facilitate the development of crimes;

II. analyses the potential risks for the "activity areas at risk" and for the "instrumental processes" identified as above described, with particular reference to the occurrence of crimes;

III. analyses the potential risks and valuates the system adopted by the company to prevent crimes and, if necessary, defines or adjusts the relevant actions to be undertaken.

The Company then proceeded with the analysis and valuation of the effectiveness of the existing organisation, management and control systems and with the definition in writing of the enforced corporate practices aimed at preventing crimes, as identified in Italian Law Decree 231/2001.

After having defined in writing the existing corporate practices regarding the organisation, management and control systems adopted by the Company as well as after having updated the relevant procedures and rules governing corporate behaviour, Mediaset S.p.A. identified those corporate procedures which could be referred to the Organisation Model. It then proceeded with collecting them in specific documents kept in the Company's files, presenting them – from time to time – to targeted Recipients and, in any case, making them available also through the Company's intranet network. The procedures and behaviour rules that can be referred to the Organisation Model obviously complement all the other organisation guidelines, organisation charts, instructions, as well as the system adopted for the granting of powers and power-of-attorney holders (being the same functional to the same Model), used or implemented within the Company and that were not subject to modification by virtue of Italian Law Decree 231 / 2001.

* * *

In 2007 and 2008, the Supervision Authority provided an update to the Internal Control Committee and to the Board every six months.

In the meeting of 26 February 2008, the Board acknowledged the enactment of a new Consolidation Money Laundering Act (Italian Law Decree n. 231 of 21 November 2007), which introduced a number of measures aimed at enhancing the implementation of a preventive strategy to resist money laundering-related criminal activities and terrorist financing activities. In particular, the money laundering crime was included in the list of crimes as a result of the fact that it may be correlated to an administrative crime between entities (Art. 63).

In 2008, additional regulatory measures were passed, which further extended the list of the so-called "precondition crimes". In particular, Italian Law n.48 of 18 March 2008, upon ratification and execution of the Convention of the European Council on IT crimes, drafted in Budapest on 23 November 2001, included article 24-bis in the afore-mentioned Law 231/2001, making specific reference to "IT crimes" and the "unlawful treatment of data". It should also be noted that, following implementation of article 1 of the afore-mentioned Italian Law 123/07 , Italian Law

Decree n.81 of 9 April 2008 dealt with the purpose of providing an organic and unified framework, that could group together all the different provisions in the matter of health and safety in the work place, which had changed over time, and thus replaced the norm that had represented for ages the sector's cornerstone, that is, Law Decree n.626 of 19 November 2004 and subsequent amendments and supplements.

In the light of such amendments, with the possibility of also resorting to external advisors, Mediaset S.p.A. established a work team responsible for valuating the impact of the new regulations and the need for amendments and/or supplements relevant for the Company's own Organisation Model or adopt new procedures/rules of behaviour or modify the existing ones.

Based on the above rules, an analysis of the composition of the Supervision and Control Body was performed after which the company retained that the option of a collegiate body would provide better guarantees, particularly in the case in which the members are also external, in any way possessing a validated corporate knowledge and professional specific skills in the matter of supervision, consulting or in the framework of some specific "precondition crimes".

Therefore, based on the foregoing, a number of new proposals have been designed, envisaging amendments and revisions of the Organisation Model adopted by Mediaset S.p.A.. These proposals have been submitted to the Company's Board, which approved them, on 16 December 2008.

- With specific reference to the modifications above mentioned, the following should be noted:extension of the crimes which may entail administrative liability on the side of the Company;
- transformation of the Supervision and Control Body from a multi-person to a collegiate body;
- subsequent adjustment of some corporate procedures that can be ascribed to the Organisation Model.

The Supervision and Control Body was transformed into a collegiate body and is currently composed of three members. These are:

Sergio Beretta	Chairman – External consultant
Aldo Tani	Internal Audit Director and Person in charge for internal control
Michele Pirotta	External consultant

This option was regarded as the most suited in that it includes both the need to entrust this function and responsibility with persons having an in-depth knowledge of the corporate and business organisation of the Company; and the guarantee that the autonomy and independence requirements, which the Supervision and Control Body must necessarily rely upon, are met.

In the same meeting of 16 December 2008, the Board ascertained that the members of the Supervision and Control Body met the reputation requirements – similarly to those requested from Company's Directors – and the professionalism requirements, suitable to cover the relevant offices. The Board also ascertained that the same members did not have any incompatibility issues or find themselves in situations of conflict of interest with other functions and/or offices, such that their independence and freedom of action and decision could be compromised.

The Supervision and Control Body is responsible for the performance of the following activities:

i. monitoring of compliance with the provisions contained in the Organisation Model and/or the relevant corporate procedures ascribable to it by the parties involved, with consequent identification and reporting of any default and/or deviating behaviour as well as identification of the areas most at risk, also based on the violations already identified;

ii. monitoring of the effectiveness and efficiency of the Organisation Model to prevent crimes and offences pursuant to Italian Law Decree 231/01 with specific reference to the individual corporate function and activity performed;

iii. ensuring that the Organisation Model is valid and effective over time;

iv. monitoring of the necessity to review the Organisation Model in case of identification of necessary adjustments and/or supplements following to amendments introduced through new regulations, modifications in the Company's organisation structure and/or changes in the core business performance or in case of relevant violations in the provisions contained in the Organisation Model and/or in the procedures referred thereto or correlated to the Company's operating areas;

v. *collection of all the corporate documentation and information useful for the* accomplishment of its duties and in accordance with its own responsibilities, from all the entities involved in the Organisation Model;

vi. verification that all the necessary training and information sessions are organised in favour of all the entities involved in the Organisation Model to increase their awareness about the principles, values and behaviour rules contained in the Organisation Model and in the relevant corporate procedures correlated thereto, also based on the requests for clarifications and indications that shall be from time to time collected;

vii. verification of the effectiveness of the training and information sessions aimed at increasing the awareness about the principles, values and behaviour rules contained in the Organisation Model and in the relevant corporate procedures correlated thereto; and assessment of the level of knowledge acquired by all the entities involved in the Organisation Model with particular emphasis on those operating in the context of "activity areas at risk" and "instrumental processes";

viii. periodic reporting to corporate bodies;

ix. collection, processing and filing of relevant communications and information forwarded by the various corporate functions in relation to the Organisation Model and the corporate procedures correlated thereto; maintenance of all the outcomes deriving from the accomplishment of such activity through reports.

Mediaset S.p.A. Organisation Model is available for consultation in the Company's website at www.mediaset.it (corporate/impresa/modello231_01_en.shtml).

12.4. INDIPENDENT AUDITORS

After the approval of the financial statements as at 31 December 2007, the contract assigned to Deloitte and Touche S.p.A. expired and, pursuant to law, it was not possible to renew it. The Statutory Auditors were in charge of formulating a motivated proposal to the Shareholders'

General Meeting of 16 April 2008 in relation to the assignment of the auditing contract to a different auditing firm. After having thoroughly examined and analysed all the essential elements characterising the proposals received and, specifically, the scope of the contract, the objectives of the auditing activities, the working criteria, the requirements of independence, the fees requested and the amount of expenses to be reimbursed, and also in consideration of the inherent protection objectives, the Shareholders' General Meeting resolved upon assigning to the auditing firm Reconta Ernst & Young S.p.A. the auditing activity regarding Mediaset S.p.A. for the 2008-2016 financial years. Subsequently, the same Shareholders' General Meeting held on 16 April 2008 also resolved upon assigning to the same auditing firm Reconta Ernst & Young S.p.A. the auditing activity regarding the separate and consolidated financial statements as well as the limited auditing activity regarding the interim accounts, for the 2008-2016 financial years, in compliance with the joint provisions set out in articles 156 and 159 of Italian Law Decree n.58 of 24 February 1998.

12.5.PERSON RESPONSIBLE FOR THE DRAFTING OF THE CORPORATE ACCOUNTING DOCUMENTS

In the meeting of 20 April 2006, the Shareholders' General Meeting resolved upon the adjustments to be applied to the Company's By-Laws in order for it to comply with the new regulations introduced in the matter of assets management. Following to the foregoing, article 28 was included in the Company's By-Laws which, based on the afore-mentioned enacted law provisions, establishes that the Company is responsible for appointing a person responsible for the drafting of the accounting documents.

The Board of Directors on 17 July 2007,appointed the Person Responsible for the drafting of the accounting documents in the person of Mr. Andrea Goretti, already Company's Head of Administration and Foreign Equity Investments Control, with all requirements established by the company by law and by law , vesting him with all the powers and liabilities necessary for the accomplishment of the relevant duties. The duration in office corresponds to the duration in office of the Board and, therefore, until the date of approval of the financial statements as at 31 December 2008.

The Person Responsible for the drafting of the accounting documents is in charge of accomplishing the activities established in article 154 bis of the Consolidated Finance Act, and, specifically:

- the development, in co-operation with the responsible functions, of adequate administrative and accounting procedures for the drafting of the separate and consolidated financial statements, interim accounts reports as well as any other disclosures to the market and in relation to accounting matters;
- the release of a written statement certifying compliance of the Company's activities and disclosures to the market and in relation to accounting matters – also referring to interim accounts – with the relevant accounting documents, accounting entries and books;
- the certification - including the drafting of a report in compliance with the model provided for in the relevant Consob regulation, to be attached to the annual financial statements, interim accounts reports and the consolidated financial statements, confirming full compliance with the procedures above indicated during the period which the relevant documents refer to, as well as full compliance of the same documents with the accounting

entries and accounting records and their correspondence in providing a true and correct description of the economic and financial position of the Company and its subsidiaries included in the consolidation area;

- the valuation, in co-operation with the Internal Control Committee and the Statutory Auditors, of the correct application of the accounting principles and, with reference to the whole Group, of their comparability for consolidated reporting purposes.

The Person Responsible for the drafting of the accounting documents is vested with the necessary powers relating to the organisation and management of the activities assigned pursuant to the currently enacted law provisions, the Company's By-Laws and the Board, including:

- relying on the support of the persons responsible for the competent functions, the implementation of a business organisation system aimed at facilitating the definition of roles and responsibilities of the resources involved in the corporate functions relative to accounting and financial reporting of the separate and consolidated financial statements, interim accounts reports and any other disclosures to the market and in relation to accounting matters;
- the correct application of the administrative and accounting procedures relative to accounting and financial reporting of the separate and consolidated financial statements, interim accounts reports and any other disclosures to the market and in relation to accounting matters;
- resort to the collaboration, if applicable, of the Internal Auditing function in relation to the performance of the audits regarding the proper application of the administrative and accounting procedures pursuant to article 154 bis, paragraph 3 of Italian Law Decree n. 58 of 24 February 1998. This activity is currently carried out by the Risk Office function which had been specifically established for this purpose;
- resort to the function responsible for the identification and management of the adequate resources to support him in the fulfilment of the duties assigned pursuant to article 154-bis of Italian Law Decree n.58 of 24 February 1998;
- supervision and regulation of specific information flows and co-ordination with the model established pursuant to Italian Law Decree n. 231 of 8 June 2001 and the procedures regulating the treatment of confidential information within the Company, including the drafting and dissemination of press releases in compliance with article 114 of Italian Law Decree n. 58 of 24 February 1998 and article 66 of the Issuers Regulation.

For the financial year 2008, the Person Responsible for the drafting of the accounting documents, relying on the support of the Risk Office function and assisted by external advisors, implemented a plan for the valuation, adjustment and documentation of the Internal Control System in relation to the main corporate processes entailed in the Group operating companies (Mediaset, RTI, Videotime, Elettronica Industriale, Publitalia, Medusa Film and Gestevision Telecinco) in compliance with the provisions set out in Italian Law 262/05.

In particular, the following activities have been performed:

- identification and valuation of the corporate processes and risks;

- updating, if applicable, of Group operating criteria, processes and controls identified in preceding years, which have been subject to further development;
- analysis of the adequacy of the controls implemented in relation to administrative-accounting and financial aspects;
- test performance and control reporting to verify compliance with the administrative-accounting procedures;
- development of a remediation plan, aimed at eliminating potential flaws in control performance;
- monitoring of the defined remediation activities and testing of the relevant control measures adopted.

The certification, released in accordance with the model established by Consob regarding the adequacy and application of the relevant procedures, their compliance with accounting entries and records as well as their correspondence in providing a true and correct description of the economic and financial position of the Company and its subsidiaries included in the consolidation area, underwritten by the Person Responsible for the drafting of the accounting documents and by the Company's President, was attached to the Company's 2008 financial statements.

It should also be noted that, pursuant to Mediaset Code of Ethics, the Person Responsible for the drafting of the accounting documents is in charge of valuating, in collaboration with the Internal Control Committee and the Statutory Auditors, the correct implementation of the relevant accounting principles and, with reference to the Group, their comparability for consolidated reporting purposes. This activity was carried out in the first months of 2009.

13. DIRECTORS' INTERESTS AND TRANSACTIONS WITH RELATED PARTIES

In the meeting of 18 December 2007, based on the opinion in favour expressed by the Internal Control Committee, the Board approved the Guidelines relative to the transactions having a strategic, economic and financial relevance for Mediaset and, in particular, those completed with the related parties.

These Guidelines identify transactions having a strategic, economic and financial relevance for the company and its subsidiaries and, in particular, those with the related parties which are subject to the analysis and approval of the Board pursuant to Mediaset S.p.A.'s Code of Ethics.

Here below is a description of those transactions that need to the subject to the prior analysis and approval of Mediaset S.p.A. Board:

- stipulation of any contract or legally binding relation, including an amount higher than EUR 13,000,000.00 by single transaction, with a shareholder of the Company, holding an equity interest exceeding 5% (or companies belonging to the same group of the shareholder, including subsidiaries, holding companies or partnerships with a controlling interest and subsidiaries of the latter companies);
- stipulation of any contract or legally binding relation, including an amount higher than EUR 130,000,000.00 by single transaction, with any party and under any form;

- issue of non-convertible bonds within the limits established by article 2412 of the Italian Civil Code and, in any case, up to a maximum amount of EUR 300,000,000.00, subject to the fact that any bonds issued exceeding the afore-mentioned limits must be resolved upon by an extraordinary Shareholders' General Meeting;
- transactions implying disclosures from the Company in the form of a memorandum document, drafted pursuant to Consob regulations;
- transactions involving amounts larger than EUR 65,000,000.00 with any party and under any form , concerning :
    a) the acquisition or disposal of businesses or business units, assets and other activities;
    b) the acquisition or disposal of equity investments;
    c) the establishment of companies and partnerships or strategic alliances with a duration of over 3 years, excluding temporary aggregations of enterprises;
    d) the granting of loans or guarantees, both real and personal;
    e) the underwriting of loan contracts, credit lines or other payable credit transactions;
    f) the stipulation of transactions;
- issue of financial instruments;
- merger or spin-off transactions with any party, for which the total value of the assets of the incorporated company (merged) or the assets subject to spin-off is equal to or exceeds 3% of Mediaset total net worth, resulting from the latest consolidated financial statements.

Transactions, that individually considered, do not exceed any of the afore-specified parameters, but are part of the Company's strategic plan, are also regarded as "strategically relevant". Therefore, they have to be subject to the prior analysis and approval of the Board in the case in which, taken as a whole, they exceed said parameters.

Based on the Group operation, the Board is responsible for the prior analysis and approval of the transactions regarded as "strategically relevant".

For the purpose above described, relating to the analysis and approval of the transactions regarded as "strategically relevant" by the Board, Mediaset delegated bodies provide the Board with adequate information regarding Mediaset interest in the completion of the transaction in question, the investment feasibility and sustainability from a financial viewpoint, and consistency with Mediaset strategic plans.

Upon the Board's instruction, Mediaset delegated bodies are responsible for ensuring that the directors of subsidiary companies receive information about the criteria adopted to identify the "strategically relevant" transactions.

The transactions listed here below qualify as transactions with related parties. These transactions are subject to the prior analysis and approval of Mediaset S.p.A. Board:

A) transactions with related parties involving an amount greater than EUR 13,000,000.00 that by scope, nature and development time, fall outside the perimeter of the Company's ordinary management, being atypical, unusual and based on non standard conditions.

In relation to the scope, these transactions include:

- transactions of financial nature (such as, for example, the granting or underwriting of loans, guarantees and collaterals, transactions on securities and, in general, financial instruments,);
- transactions concerning industrial property rights, including trademarks and patents;
- transactions concerning real estate properties (including also leasing transactions), which are not instrumental in the context of the Company's core business;
- agreements of commercial or industrial nature with a duration of over five years, which also include exclusive rights obligations or restrictions to the performance of the Company's core business activities;

In relation to the nature and development time, these transactions include:

- transactions under completely atypical or unusual conditions (including, without limitation, those transactions that by scope or nature are not consistent with Mediaset S.p.A. core business and its directly and/or indirectly controlled companies, and that present non standard critical elements in connection to the relevant conditions and the risks inherent to the nature of the counterparty or the expected development time) and under non standard conditions (including, without limitation, those transactions based on conditions dissimilar from those usually applied to entities other than the related parties).

For the sake of clarity, below is a description of those transactions that may fall within the category of those under atypical and unusual conditions:

- the time gap between contract stipulation and performance (i.e., contracts in which the Company's performance is anticipated without reason vis-à-vis the performance of the other party);
- the stipulation of contracts with deferred performance beyond a reasonable term also in the light of the performance itself (i.e. contracts the performance of which is deferred by over three years, thus also implying the necessity to review the relevant price);
- the stipulation of contracts with a content that is essentially identical and that repeats itself at pre-established intervals (as a portion of a larger and more complex single transaction);
- transactions including agreements on atypical prices (i.e. barters with assets other than fungible and easily disposable financial instruments) or including a counter-performance that relates to the provision of services which are not fungible and are instead difficult to replace or entailing transfer of receivables or taking on of payables;
- transaction defined through non-leading or uncertified brokers in the area in which the transaction is completed;
- transactions defined on fiscal year end or quarter end cut off dates, so as to change or affect the financial statements representation or the interim half-year or quarterly reports;
- transactions regarding the repurchasing of assets formerly sold to the same entity, in absence of situations implying the termination of previously stipulated agreements or the exercise of formerly agreed rights;

B) *transactions with related parties involving an amount greater than EUR 130,000,000.00 by single transaction;*

C) *transactions involving an amount greater than EUR 13,000,000.00, by single transaction, with a* shareholder of the Company, holding an equity interest exceeding 5% (or companies belonging to the same group of the shareholder, including subsidiaries, holding companies or partnerships with a controlling interest and subsidiaries of the latter companies);

D) transactions with related parties involving an amount greater than EUR 65,000,000.00, under any form, including:

a) the acquisition or disposal of businesses or business units, assets and other activities;
b) the acquisition or disposal of equity investments;
c) the establishment of companies and partnerships or strategic alliances with a duration of over 3 years, excluding temporary aggregations of enterprises;
d) the granting of loans or guarantees, both real and personal;
e) the underwriting of loan contracts, credit lines or other payable credit transactions;
f) the stipulation of transactions.

Transactions, that individually considered, do not exceed any of the afore-specified parameters, but are part of the Company's strategic plan, are also regarded as "strategically relevant". Therefore, they have to be subject to the prior analysis and approval of the Board in the case in which, taken as a whole, they exceed said parameters.

E) merger or spin-off transactions with related parties, for which the total value of the assets of the incorporated company (merged) or the assets subject to spin-off is equal to or exceeds 3% of Mediaset total net worth, resulting from the latest consolidated financial statements;

F) transactions implying disclosures from the Company in the form of a memorandum document, drafted pursuant to Consob regulations (article 71 bis of the Issuers Regulation);

Identification of the related parties

Pursuant to the international accounting principle IAS 24, related parties are:

a) entities that directly and/or indirectly through parent companies or subsidiaries, holding companies or through intermediaries (to be considered, in turn, as related parties):
   - control Mediaset S.p.A.;
   - are controlled by Mediaset S.p.A., also jointly;
   - share with Mediaset S.p.A. the same controlling entity;
   - hold a shareholding in Mediaset S.p.A., enabling them to exercise considerable influence upon it;
   - jointly control Mediaset S.p.A.

b) Mediaset S.p.A. associated companies;

c) entities under joint control with Mediaset S.p.A.;

d) entities with strategic responsibility in the entity or in its parent company with powers and responsibilities in the matter of planning, administration and control in the entity or its parent company (Mediaset S.p.A. Directors and Statutory Auditors as well as Mediaset S.p.A. Directors with strategic responsibility, General Managers and Auditing Companies);

e) close relatives of the persons indicated in the preceding points a) and d);

f) entities subject to the control, also joint control, including dominant influence of one of the persons indicated in the preceding points d) and e), in which the same entities hold, both directly or indirectly, a significant share of the voting rights.

Procedure regarding the approval and performance of transactions with related parties

All the transactions performed with related parties, also through subsidiaries, including therefore also those transactions which are not submitted to the prior analysis and approval of the Board, shall have to be resolved upon and/or performed in compliance with the relevant correctness and fairness criteria in terms of procedures and content.

The Board is provided with adequate information regarding the nature of the transaction, the relevant performance criteria, the conditions, also financial, correlated to the same transaction, the valuation process, the scope and the underlying motivations as well as the potential risks for the company. For the sake of clarity, but without limitation:

a) level of correlation between the parties;
b) specification of the main characteristics and conditions - contractual and financial – of the transaction;
c) Mediaset S.p.A. interest in the transaction.

With respect to the transactions completed with related parties, the directors granted with the necessary powers or the executive managers responsible for the transaction are liable for keeping the relevant information in the Company's files.

Transactions subject to the prior analysis and approval of the Board will go through the following procedure:

- transactions with related parties involving an amount greater than EUR 13 million and lower than EUR 130 million: subject to the prior analysis of the Mediaset S.p.A. Control Committee;
- transactions with related parties involving an amount greater than EUR 130 million: based on the nature and characteristics of the transaction, the Board will request the support either of the Internal Control Committee or of one or more experts, or both, for the purpose of collecting an exhaustive share of information to reach an opinion regarding the economic conditions and/or performance criteria and/or technical aspects and/or validity of the transaction itself.

For those transactions which are not subject to the prior analysis and approval of the Board, the delegated bodies and the executive managers responsible for the transaction are liable to collect, file and make available to the Board, individual Board members and the Statutory Auditors all the necessary information regarding the main characteristics of the transactions referred to hereinabove.

Interest holding Directors

Before starting the discussion on the item, any Director is liable for promptly providing exhaustive information to the other Directors and Statutory Auditors, about any interest, also potential, that, on his/her own account or on the account of third parties, regardless of any situation of conflict, the same Director has in any specific transaction. The Director is liable for providing information about the foregoing with specific reference to the nature, terms, scope and reach. In case of the Managing Director, the latter is committed to abstaining from performing the transaction in question.

***

In compliance with the Spanish law, the listed subsidiary Gestevision Telecinco S.A. is solely subject to Spanish law and the Spanish Corporate Governance regulations. As a result, the principle established in the Borsa Italiana Corporate Governance Code, reflected in Mediaset S.p.A.'s Code of Ethics, according to which the Company's Board "is responsible for the prior analysis and approval of the transactions accomplished by the company and its subsidiaries, when such transactions are regarded as strategically relevant, is applicable to neither Telecinco nor its subsidiaries.

14. APPOINTMENT OF STATUTORY AUDITORS

The Shareholders' General Meeting appoints the Board of Statutory Auditors, composed of three standing auditors and two alternate auditors, whose office lasts three financial years and expires on the date of the Shareholders' General Meeting called for the approval of the financial statements of the third financial year after appointment. Statutory Auditors may be re-elected

Statutory Auditors must be registered with the Italian Registry of Certified Public Accountants of the Ministry of Justice and shall have performed auditing activities for at least three years.

Statutory Auditors shall meet the requirements established in the from time to time applicable laws and regulations. The Board is liable for verifying the satisfaction of the afore-mentioned requirements.

In compliance with the Company's By-Laws, Statutory Auditors are elected according to a transparent procedure which is based on the presentation of lists by shareholders. Each individual candidate may exclusively be included in one single list, or otherwise be regarded as ineligible.

The appointment procedure governed by article 27 of the Company's By-Laws is available in the Company's website at www.mediaset.it (investor/governance/statuto_it.shtml).

15. STATUTORY AUDITORS

The lists, including information on the candidates' characteristics, are published in the Company's website at www.mediaset.it (/investor/governance/2008/assemblea_en.shtml).

Statutory Auditors' résumés are available for consultation in the Company's website at www.mediaset.it (/investor/governance/organi_en.shtml).

The Shareholders' General Meeting of 16 April 2008 resolved upon the appointment of the Statutory Auditors, whose office will expire on the date of approval of the financial statements as at 31 December 2010. The table below specifies the Statutory Auditors in office.

Name and Surname	Office	In office from	State	Independent from Code	% Board of Stat. Audit. meeting participation	Other offices
Alberto Giussani	Chairman of the Board of Statutory Auditors	16/04/2008	m	/	100	5
Silvia Bianchi Martini	Statutory Auditor	16/04/2008	M	/	100	
Francesco Vittadini	Statutory Auditor	16/04/2008	M	/	100	27
Antonio Marchesi	Alternate Auditor	16/04/2008	M	/		3*
Mario D'Onofrio	Alternate Auditor	16/04/2008	m	/		10*

Key:

Title: specify whether chairman, acting auditor or alternate auditor.

List: specify M/m, according to whether a statutory auditor was elected from a list voted by a majority or a minority.

Independent: tick, if a statutory auditor can be qualified as independent according to the criteria set by the Company's Code of Ethics, including a specification at the bottom of the table, of possible amendments or supplements to the afore-said criteria.

% Attendance: specify attendance (%) of a Statutory Auditor in the meetings (to calculate the percentage, reference was made to the number of meetings in which a statutory auditor has participated out of the total number of meetings held during the financial year or from appointment).

Other offices: specify the number of offices held in other companies pursuant to Book V, Title V, sections V, VI and VII of the Italian Civil Code.

*No office as effective component of statutory auditors in issuing Company

Here below is a personal and professional summary résumé of each single Statutory Auditor.

ALBERTO GIUSSANI – *Born in Varese on 23 August 1946. He graduated in Business Administration at the Cattolica S. Cuore University of Milan. He is registered with the Italian Registry of Certified Accountants since 1979 and with the Italian Registry of Certified Auditors since 1995. He is full professor of Professional Procedures and International Accounting at the Cattolica S.Cuore University of Milan. He is Board member of Credito Artigiano S.p.A., Fastweb S.p.A. and Seat Pagine Gialle S.p.A.. He is member of several Associations and Foundations. He is author of several publications in the matter of reporting and invited speaker in numerous conferences.*

SILVIO BIANCHI MARTINI – *Born in Lucca on 12 gennaio 1962. He is full professor of Business Administration at the Faculty of Economics of the University of Pisa and professor of Business Strategy and Policy at the Bocconi University in Milan. He is a certified accountant registered with the Italian Registry of Certified Accountants at the Tribunal of Lucca since 1998. He is also registered with the Italian Registry of Certified Auditors since its establishment. He is Board member of Banco di Lucca S.p.A. and member in the executive and control bodies of industrial and service companies.*

FRANCESCO VITTADINI – *Born in Bellano on 25 May 1943. He graduated in Business Administration at the Bocconi University of Milan. He is registered with the Italian Registry of Certified Accountants of Monza since 1971. He is Statutory Auditor in companies operating in the following sectors: industrial, financial, insurance, communication and media, including DMT S.p.A. and Mediolanum S.p.A..*

MARIO D'ONOFRIO – *Born in Naples on 9 September 1947. He graduated in Business Administration in 1972. He is registered with the Italian Registry of Certified Accountants since 1978 and with the Italian Registry of Certified Auditors since 1995. He is Board member of Autostrade Meridionali S.p.A., Chairman of the Corporate Governance Committee of Autostrade Meridionali and Statutory Auditor of some industrial companies, among which Grimaldi Group and Averna.*

ANTONIO MARCHESI – *Born in Milano on 6 June 1946. He is registered with the Italian Registry of Certified Auditors and with the Italian Registry of Certified Accountants of Varese. He has been professor of Sports Management at the Faculty of Business Administration of the University of Turin and currently is co-ordinator of the sports area at the SBS Master of the Cà Foscari - Verde Sport University in Venice. He is Statutory Auditor in Telecom Group companies and Basf Italia; alternate auditor in Mol Med and Olivetti and single member of the Supervision Committee of the Milan Group.*

The previously elected Statutory Auditors (Francesco Antonio Giampaolo, Chief Statutory Auditor; Riccardo Perotta and Francesco Vittadini, Acting Auditors; and Giancarlo Povoleri, Alternate Audito) terminated their office upon the date of approval of the financial statements as at 31 December 2007 (Shareholders' General Meeting of 16 April 2008)

Name and Surname	Office	In office from	State	Independent from Code	% Board of Stat. Audit. meeting participation	Other offices
Francesco Antonio Giampaolo	Chairman of the Board of Statutory Auditors	28/06/2007	M	/	100	36
Riccardo Perotta	Statutory Auditor	29/04/2005	M	/	100	13
Francesco Vittadini	Statutory Auditor	28/06/2007	M	/	100	27
Giancarlo Povoleri	Alternate Auditor	29/04/2005	M	/		32*

No changes have occurred in the composition of the Board of Auditors as of the closing date.

During the financial year of reference, fifteen meetings were held, 6 of which were attended by the former Statutory Auditors and the remaining 9 by the newly appointed Statutory Auditors.

On 11 March 2008, the Statutory Auditors confirmed that they meet the independence requirements requested from them and also verified the same requirements in relation to the independent auditing firm, by specifically focusing on the relevant compliance with regulatory provisions as well as the nature and the scope of the services provided to Mediaset and its subsidiaries by the same independent auditing firm and the entities belonging to the same network. The Statutory Auditors did not have any comments in that respect.

With specific reference to the requirements requested from the Statutory Auditors, it should be noted that the Statutory Auditors currently in office meet all the relevant requirements established by law.

The Statutory Auditors currently in office have established an ongoing flow of information with the Internal Audit function and with the Internal Control Committee.

16. SHAREHOLDER RELATIONS

The Board spares no efforts in promoting an ongoing dialogue with the shareholders, based on the understanding of their reciprocal roles. For this purpose, economic and financial information (financial statements, interim half-year and quarterly accounts reports, presentations to the financial community and the stock price trends relating to the financial instruments issued by the company) as well as data and documents of general interest to the shareholders (press releases, composition of the corporate bodies and committees, By-Laws, Shareholders' General Meeting Regulation, Board minutes, as well as documents and information in the matter of corporate governance and the organisation model pursuant to Italian Law Decree n. 231/2001) are made available in the company website (www.mediaset.it).

For the purpose of establishing an ongoing relation with the Company's shareholders based on the understanding of their reciprocal roles, Mediaset S.p.A. Board appointed Marco Giordani, already Group's Chief Financial Officer directly reporting to the Chairman, Person Responsible for the management with the shareholders.

To this end, the Chief Financial Officer avails himself of two functions reporting to him:

- Corporate Affairs, responsible for Retail and Institutional Investor relations (Consob, Borsa Italiana);
- Investor Relations, responsible for the relations with the financial community (Financial Analysts, Institutional Investors, Rating Companies).

Corporate Affairs and Investor Relations contact names and telephone numbers are published in the Company's website at www.mediaset.it.

Pursuant to the provisions set out in the Company's Code of Ethics, in the meeting of 11 November 2008, the Board regarded the Company's structures charged with the accomplishment of the afore-mentioned duties, as appropriate in that they guarantee an effective and ongoing support activity to the Financial Community and the competent Authorities involved.

17. SHAREHOLDERS' GENERAL MEETINGS

The Shareholders' General Meeting, duly convened, represents all the shareholders and the relevant resolutions made pursuant to the law in force are binding on the same shareholders, both absent or in disagreement. The ordinary and extraordinary Shareholders' General Meeting is held at the Company's headquarters or elsewhere in Italy in the cases and according to the relevant provisions in the matter.

The Board promotes initiatives aimed at encouraging Shareholders' participation in the general meetings and facilitating their exercise of rights, by reducing the restrictions and the obligations which make it difficult and onerous for them to participate and exercise their voting right.

Pursuant to article 11) of the Company's By-Laws "*The Shareholders' General Meeting may be attended by those Shareholders, who have filed with the Company relevant intermediary communication, as provided for in article 2370, paragraph 2 of the Italian Civil Code, at least two working days prior to the date scheduled for each single Shareholders' General Meeting. The filing of the intermediary communication does not prevent any shareholder from making any stock transactions before the date of the General Meeting. In this case, the purchaser of the shares may attend the Shareholders' General Meeting only if it has fulfilled all the formalities specified in the preceding paragraph at least two working days prior to the date scheduled for each single Shareholders' General Meeting*".

Any shareholder entitled to participate in the Shareholders' General Meeting may be represented by written proxy pursuant to the law.

Generally, all the Company's directors participate in the Shareholders' General Meetings. These meetings also give Shareholders an opportunity to collect information about the Company in full compliance with the provisions governing the treatment of privileged information.

In the meeting of 9 April 2001, the ordinary Shareholders' General Meeting resolved upon the adoption of the "Shareholders' General Meeting Regulation", available for consultation and downloading in the Company's website at: www.mediaset.it (investor/azionisti/guidaazionista_it.shtml), governing the proceedings of the Company's ordinary and extraordinary Shareholders' General Meetings.

***

This Corporate Governance Report is drafted in compliance with article 124 bis of the Consolidated Finance Act, article 89 bis of the Consob Issuers Regulation and article IA 2.6 of the Instructions to Borsa Italiana Regulation.

Issuer: Mediaset S.p.A.
Website: www.mediaset.it
Financial year to which this Report refers: closing date as at 31 December 2008
Date of approval: 17 March 2009

CODE OF CORPORATE GOVERNANCE MEDIASET S.P.A.

Article 1 – Role of the board of directors

1.1 The board of directors is the collegiate body which governs the company. It meets at regular intervals and is organised and operates in such a way as to perform its functions in an effective and efficient manner.

The directors act and pass resolutions independently and with full knowledge of the facts, pursuing the priority of creating value for the shareholders.

Pursuant to the provisions of the company bylaws in effect, the broadest possible powers of ordinary and extraordinary management of the company are conferred upon the board of directors, which is granted authority to perform all the actions held to be most appropriate in the pursuit of the company objects.

The board of directors may appoint one or more Vice Chairmen and grant authority to one or more of its members, also with the qualification of Managing Director, to perform all or some of its powers, without prejudice to the provisions of article 2381 of the Italian Civil Code and article 23 of the Company Bylaws. It may also appoint an Executive Committee, to which to delegate some or all of its powers, except for those reserved by law for the board of directors.

The board of directors may establish other committees, also comprising members who are not board directors, establishing their duties, powers and any remuneration, in addition to their composition and method of operation.

Delegated activities form the subject of reports to the board of directors during board meetings. Article 20 of the bylaws makes provision that the directors and the audit board be informed at least every quarter, by the board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

1.2 In detail the board of directors:

a) examines and approves the company's strategic, operating and financial plans, in addition to the corporate structure of the group it heads;
b) evaluates the adequacy of the organizational, administrative and accounting structure of the company and its strategically significant subsidiaries, with particular regard to the internal control system and the management of conflicts of interest;
c) delegates and revokes the powers of the Chairman, the Vice Chairman, the Managing Director and the Executive Committee, specifying limitations and the manner in which they must be exercised;
d) establishes, after examining the proposal of the special committee and consulting the audit board, the remuneration of the directors who are appointed to particular positions within

the company and, if the shareholders' meeting has not already done so, determines the total amount to which the board directors are entitled;

e) evaluates the general performance of the company, with special regard to the information received from the Executive Committee, the Chairman, the Vice Chairman, the Managing Director and the Internal Control Committee, and periodically verifies the results achieved against those planned;

f) examines and approves in advance transactions carried out by the company and its subsidiaries with a significant impact on the company's profitability, assets and liabilities or financial position, with special regard to transactions in which one or more directors hold an interest on their own behalf or on behalf of third parties and, in more general terms, to transactions involving related parties; to this end, the board shall establish general criteria for identifying these transactions;

g) evaluates, at least once a year, the size, composition and performance of the board of directors and its committees, identifying where necessary new professional figures whose presence on the board is considered to be appropriate;

h) provides information, in the annual report on corporate governance, on the application of this article 1 and, in particular, on the number of meetings of the board and of the executive committee, if any, held during the fiscal year, plus the percentage attendance of each director.

1.3 Directors accept directorships when they deem that they can devote the necessary time to the diligent performance of their duties, also in consideration of the number of offices held as director or auditor in other companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size.

On the basis of the information received from the directors, the board annually records the positions of director or auditor held by the directors in the aforementioned companies and discloses them in the annual report on corporate governance.

1.4. The board issues guidelines regarding the maximum number of engagements as director or auditor in the types of companies referred to in the above paragraph that may be considered compatible with the effective performance of a director's duties. To this end, the board establishes the general criteria, differentiating them according to the commitment entailed by each role (executive or non-executive or independent director), in addition to the nature and size of the companies in which the positions are held, plus whether or not the companies form part of the group; it may also take into account the participation of the directors in committees established within the ranks of the board.

1.5 If for organisational reasons the shareholders' meeting authorises departures, on a general and preventive basis, from the rule prohibiting competition, pursuant to Article 2390 of the Italian Civil Code, the board of directors assesses each such departure, reporting on any critical issues at the next shareholders' meeting. To this end, directors inform the board on accepting their appointment of any activities exercised in competition with the company and of any effective modifications that ensue.

Article 2 – Composition of the board of directors

2.1 The board of directors is made up of executive and non-executive directors.

The following are executive directors:

- the directors to whom the board of directors has granted individual management powers, as well as directors with management duties within the company or in one of its strategically significant subsidiaries, or in the controlling company when the directorship also concerns the company;
- the Chairman, Vice Chairman and Managing Director of the company or of a strategically significant subsidiary;
- directors who are members of the executive committee.

The distribution of powers among executive directors is based on the principle of the distinction of competences.

The granting of powers exclusively in cases of urgency to directors who are not provided with management powers is not enough, per se, to cause them to be identified as executive directors, unless such powers are actually exercised with considerable frequency.

2.2 Non-executive directors bring their specific expertise to board discussions and contribute to balanced decisions being taken, with special regard to areas where conflicts of interest may exist.

The number, competence, authority and time availability of non-executive directors is such as to ensure that their judgement has a significant impact on the board's decisions.

2.3 The directors are aware of the duties and responsibilities relating to their office. The chairman of the board of directors makes his/her best efforts to encourage the directors to participate in initiatives aimed at increasing their knowledge of the real business situation and its dynamics, also having regard to the relevant regulatory framework, so that they may carry out their role effectively.

Article 3 – Independent directors

3.1 The general meeting appoints the board of directors, ensuring that there is an adequate number of independent directors.

3.2 An adequate number of non-executive directors are independent, in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the company or persons linked to the company, of such a significance as to influence their independent judgement.

3.3 The board of directors evaluates the independence of its non-executive members with regard to the content rather than the form. Directors are not generally considered to be independent in the following cases, which are given by way of example and without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, trustees or a third party, or are able to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or considerable influence over the company;

b) if they are, or have in the preceding three fiscal years been a significant representative of the company, of a strategically significant subsidiary or of a company under joint control, or

of an entity controlling the company or able to exercise a considerable influence over same, also jointly with others through a shareholders' agreement;

c) if they have, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
with the company, one of its subsidiaries, or any of its significant representatives;
with a subject who, jointly with others through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives;
or are, or have been in the preceding three fiscal years, an employee of the aforementioned subjects;
d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional remuneration with respect to the "fixed" remuneration of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;
e) if they have been directors of the company for more than nine years in the last twelve years;
f) if they are directors in a subsidiary company;
g) if they are executive directors in another company in which an executive director of the company is a director;
h) if they are shareholders or quotaholders or directors of a legal entity belonging to the same network as the company appointed to audit the accounts of the company;
i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purposes of the above, the legal representative, the chairman of the board of directors, the executive directors and executives with strategic responsibilities in the relevant company, must be considered as "significant representatives".

3.4 The number and competences of the independent directors shall be adequate in relation to the size of the board and the business performed by the company; moreover, they must be such as to enable the constitution of committees within the board, according to the indications set out in the Code.

3.5 With regard to their competences, independent directors are required to have sufficient knowledge of the economic and business environment and preferably possess competences in similar environments and/or sectors to those in which the company operates, such as for example:
- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

3.6 The board of directors periodically assesses the independence of the directors, with the support of the governance committee.

After the appointment of directors who represent themselves as independent, and subsequently at least once a year, the board of directors, on the basis of the information provided by said directors, also by means of statements signed by same, evaluates those relations which could be or appear to be such as to jeopardize the independent judgement of these directors.

The board of directors notifies the result of its assessments at the first meeting after the appointment, by issuing a press release to the market and, subsequently, in the annual report on corporate governance, specifying, with adequate reasons, whether any criteria have been adopted other than those indicated in these criteria.

3.7 The audit board shall ascertain, in the framework of the duties attributed to it by the law, the correct application of the assessment criteria and procedures adopted by the board for assessing the independence of its members. The outcome of such controls is notified to the market in the annual report on corporate governance or in the report of the audit board to the shareholders' meeting.

3.8 The independent directors meet at least once a year without the other directors in attendance, when called by the most senior independent director.

Article 4 – Chairman of the board of directors

4.1 The Chairman holds the competences and exercises the powers conferred upon him/her by the law, the bylaws and the board of directors.

The Chairman also exercises the operating and management powers conferred upon him/her.

The Chairman also represents the company pursuant to the bylaws.

4.2 The Chairman coordinates the work of the board of directors and chairs board meetings. Board meetings are called by the Chairman or by his/her deputy.

The directors are notified of the call to meet, pursuant to the bylaws, in such a way as to allow them to gain full knowledge about the items on the agenda and gather the useful information needed for them to participate effectively in the work of the board.

For these purposes the directors are provided with information regarding the items on the agenda a suitable period in advance of board meetings. In any case, during board meetings they are provided with a detailed, wide-ranging and comprehensive presentation of all matters, in such as way as to allow them to take informed decisions on the matters to discuss.

Article 5 – Treatment of corporate information

5.1 All the directors and members of the audit board shall keep the documents and information acquired in the performance of their duties confidential and comply with the procedure adopted by the company for the internal handling and disclosure to third parties of such documents and information.

5.2 Communications to the authorities and the public are made pursuant to the terms and in the manner stipulated by current legislation, consistently with the principle of parity of information.

5.3 The Chairman, the Vice Chairman and the Managing Director liaise to ensure that corporate information is handled correctly; to this end they submit proposals for approval to the board of

directors regarding a procedure for the internal handling and disclosure to third parties of documents and information concerning the company, with special regard to price sensitive information.

Article 6 – Establishment and operation of internal committees of the board of directors

6.1 The board of directors establishes one or more committees among its members to act in a consulting role and make proposals as set out in the articles below.

6.2 The establishment and operation of board directors' committees comply with the following criteria:

a) committees are made up of at least three members;
b) the duties of individual committees are specified in the resolution which established them and may be supplemented or amended by a subsequent resolution of the board of directors;
c) the minutes are taken of the meetings of each committee;
d) in the performance of their duties, internal committees have the right to access the necessary company information and functions, according to the procedures established by the board of directors, as well as to avail themselves of external advisers. The company makes adequate financial resources available to the committees to perform their duties, within the limits of the budget approved by the board;
e) persons who are not members of the committee may participate in the meetings of each committee, at the invitation of same with regard to individual items on the agenda;
f) the board of directors provides comprehensive information, in the annual report on corporate governance, on the establishment and composition of committees, on the duties and authority conferred upon them and the activity actually performed during the fiscal year, specifying the number of meetings held and the relevant percentage participation of each member.

Article 7 – Appointment of directors

7.1 Directors are appointed by means of a transparent procedure, which provides, inter alia, timely and adequate information on the personal and professional qualifications of the candidates.

7.2 Lists of candidates, accompanied by exhaustive information on their personal characteristics and professional qualifications and indicating where appropriate their eligibility to qualify as independent directors as defined in Article 3, are lodged at the company's registered office at least fifteen (15) days before the date fixed for the shareholders' meeting at first call. The lists, complete with information on the qualifications of the candidates, are published promptly on the company website.

Article 8 – Remuneration committee and remuneration of directors

8.1 The remuneration of directors is fixed at a sufficient level to attract, maintain and motivate directors endowed with the professional skills needed to manage the company successfully.

8.2 The remuneration of executive directors is specified in such a way as to align their interests with the priority objective of creating value for shareholders in the medium-long term.

8.3 The remuneration of non-executive directors is proportional to the commitment required from each of them, taking into account their possible participation in one or more committees. Non-executive directors may not be beneficiaries of equity based remuneration plans, unless so decided by the shareholders' meeting, which shall also give the relevant reasons.

8.4 The board of directors shall establish among its members a remuneration committee, made up of non-executive directors, the majority of whom are independent.

8.5 The Remuneration Committee presents proposals to the board of directors and performs periodic assessments of:

- the remuneration of directors holding specific positions in Mediaset SpA, with the provision that a part of this remuneration is linked to the economic results reported by the company and/or the achievement of other specific objectives;
- the general remuneration criteria applied to Mediaset Group directors (fixed/variable portion, mbo reference criteria, assessment and regulation criteria for emoluments/remuneration with regard to offices in Group companies);
- the criteria, categories of beneficiary, amount, terms, conditions and manner of application of stock option plans.

8.6 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

8.7 No directors shall participate in meetings of the remuneration committee in which proposals are submitted to the board of directors regarding their own remuneration.

Article 9 - Governance committee

9.1 The board of directors establishes a governance committee on which non-executive and independent directors sit.

9.2 The Governance Committee:

- assesses the company's Code of Corporate Governance, containing the corporate governance principles followed by the board of directors in the performance of its duties, and formulates proposals;
- performs the duties assigned to it by the board of directors, with special regard to the review of the Code of Corporate Governance adopted by the company;
- supports the board in its assessment of the continuing independence of independent directors.

9.3 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

Article 10 – Internal control system

10.1 The internal control system is the set of rules, procedures and organizational structures addressed to ensuring that the company is managed soundly, correctly and consistently with the goals established, by identifying, measuring, managing and monitoring the main risks.

10.2 An effective internal control system contributes to the protection of corporate assets, the efficiency and effectiveness of its business transactions, the reliability of financial information, and compliance with laws and regulations.

10.3 The board of directors assesses the adequacy of the internal control system with respect to the features of the company.

10.4 The board of directors ensures that its assessments and decisions regarding the internal control system, the approval of the company's balance sheets and half yearly reports, as well as the relationships between the company and the external auditor, are supported by adequate preparatory work. For these purposes, the board of directors establishes an internal control committee, made up of non-executive directors, the majority of whom are independent. At least one member of the committee must have adequate experience in accounting and finance, to be evaluated by the board of directors at the time of his/her appointment.

10.5 The board of directors, with the assistance of the internal control committee:

a) defines guidelines for the internal control system, in such a way that the main risks to which the company and its subsidiaries are exposed are correctly identified, and adequately measured, managed and monitored, also establishing the criteria for determining whether such risks are compatible with the sound and correct management of the company;

b) appoints an executive director in charge of supervising the functionality of the internal control system;

c) evaluates, at least once a year, the adequacy, effectiveness and actual operation of the internal control system;

d) describes the basic components of the internal control system and its assessment of the overall adequacy of same in the annual report on corporate governance.

10.6 The board of directors, as proposed by the executive director in charge of supervising the functionality of the internal control system and after consulting the internal control committee, appoints and revokes the person in charge of internal control.

10.7 The board of directors exercises its functions with regard to the internal control system in due consideration of the reference models and best practices adopted in Italy and internationally. Particular attention shall be addressed to the organization and management models adopted pursuant to legislative decree 231, June 8, 2001.

Article 11 - Internal control committee

11.1 In addition to assisting the board of directors in the performance of its duties as set out in point 10.5, the internal control committee:

a) assesses, on a joint basis with the executive responsible for preparing the company's accounting documents and the auditors, the correct application of the accounting principles and, in the case of groups, the consistency of same for the purposes of preparing the consolidated balance sheet;

b) at the request of the executive director appointed for this purpose, expresses opinions on specific issues relating to the identification of the main risks to which the company is exposed, as well as on the design, implementation and management of the internal control system;

c) reviews the work plan prepared by the officers in charge of internal control as well as the periodic reports prepared by them;

d) assesses the proposals submitted by firms of auditors seeking to be engaged, in addition to the work plan prepared for the audit and the results described in the report and the letter of recommendations, if any;

e) supervise the validity of the audit process;

f) perform any additional duties assigned to it by the board of directors;

g) report to the board, at least once each half year, at the time of approval of the balance sheet and the half yearly report, on the work performed and on the adequacy of the internal control system.

11.2 The chairman of the audit board or another auditor designated by the chairman of the board shall participate in the work of the committee.

Article 12 - Executive director in charge of supervising the functionality of the internal control system

The executive director in charge of supervising the functionality of the internal control system:

a) identifies the main business risks, taking into account the characteristics of the activities carried out by the company and its subsidiaries, and submits them periodically for the board of directors to review;

b) implements the guidelines defined by the board of directors, making provision for the design, implementation and management of the internal control system, in addition to constantly monitoring its overall adequacy, effectiveness and efficiency; the executive director also makes adjustments to this system in accordance with changes in operating conditions and the legislative and regulatory framework;

c) makes proposals to the board of directors regarding the appointment and revocation of the person in charge of internal control;

d) fixes the remuneration of the person in charge of internal control after consulting the internal control committee.

Article13 - Person in charge of internal control

13.1 The person in charge of internal control:

a) ensures that the internal control system is always adequate, fully operational and effective;
b) is not responsible for any operating divisions and does not report hierarchically to any manager of operating divisions;
c) has direct access to all useful information for the performance of his/her duties;
d) is provided with adequate means to perform the functions assigned to him/her;
e) reports to the internal control committee, the audit board and the executive director in charge of supervising the functionality of the internal control system. In detail, the person in charge of internal control reports on the procedures involved in risk management, on compliance with the plans defined to reduce same and formulates his/her evaluation of the internal control system to achieve an acceptable overall risk profile.

13.2 The company establishes an internal audit function. The person in charge of internal control is responsible for the internal audit function.

Article 14 – Directors' interests and transactions with related parties

14.1 The board of directors adopts measures aimed at ensuring that the transactions in which directors have an interest, either on their own behalf or on behalf of third parties, and that the transactions carried out with related parties, are performed in a transparent manner and are substantially and formally correct.

14.2 The board of directors, after consulting the internal control committee, establishes approval and implementation procedures for the transactions carried out by the company, or its subsidiaries, with related parties. In detail, it defines the specific transactions which must be approved after consulting the internal control committee and/or with the assistance of independent experts.

14.3 The board of directors adopts operating solutions to facilitate the identification and adequate handling of those situations in which a director holds an interest on his/her behalf or on behalf of third parties.

Article 15 - Members of the statutory audit board

15.1 Statutory auditors are appointed by means of a transparent procedure which provides, inter alia, timely and adequate information on the personal and professional characteristics of the candidates.

15.2 The statutory auditors also act independently vis-à-vis the shareholders who elected them.

15.3 The company adopts suitable measures to ensure the effective performance of the typical duties of the audit board.

15.4 Lists of candidates, accompanied by detailed information on their personal characteristics and professional qualifications, are lodged at the company's registered office at least fifteen (15) days prior to the date fixed for the shareholders' meeting at first call. The lists, complete with information on the characteristics of the candidates, are published promptly on the company website.

15.5 The statutory auditors are independent professionals. The audit board verifies compliance with said criteria after appointment and subsequently on an annual basis. The outcome of such verification is published promptly in the annual report on corporate governance.

15.6 The statutory auditors accept the appointment when they believe that they can devote the necessary time to the diligent performance of their duties.

15.7 The statutory auditors who have an interest, either directly or on behalf of third parties, in a certain transaction of the company, must promptly and exhaustively inform the other auditors and the chairman of the board as to the nature, terms, origin and extent of their interest.

15.8 The audit board monitors the independence of the auditing firm, verifying both compliance with the provisions of the law and regulations governing the matter, as well as the nature and extent of services other than accounting control provided to the company and its subsidiaries by the same auditing firm and the entities belonging to the same network.

15.9 In the framework of their activities, the auditors may ask the internal audit function to assess specific operating areas or company transactions.

15.10 The statutory audit board and the internal control committee promptly exchange material information regarding the performance of their respective duties.

Article 16 - Shareholder relations

16.1 The board of directors endeavours to engage in an ongoing dialogue with the shareholders based on an understanding of their reciprocal roles.

16.2 The board of directors makes its best efforts to ensure that significant information regarding the company is made promptly available to shareholders in an easily accessible form, to allow them to exercise their rights in an informed manner. For this purpose, the company

publishes a special section on its website, in which the aforementioned information is available, with particular reference to procedures to attend shareholders' meetings and exercise voting rights at them, as well as the documentation relating to items on the agenda of shareholders' meetings, including the lists of candidates for the positions of director and auditor, complete with a description of the relevant personal characteristics and professional qualifications.

16.3 The board of directors identifies a person in charge of shareholder relations and periodically evaluates the adequacy of the business structure responsible for this function.

Article 17 - General meetings

17.1 The board of directors promotes initiatives to encourage the broadest possible attendance of shareholders at general meetings and to facilitate the process of exercising their rights.

17.2 The board of directors makes its best efforts to limit restrictions and fulfilments which make it difficult and burdensome for shareholders to attend shareholders' meetings and exercise their voting rights.

17.3 All directors usually attend shareholders' meetings. Shareholders' meetings also provide an opportunity to disclose information regarding the company to the shareholders, in compliance with the rules governing price-sensitive information. In particular, the board of directors reports to the shareholders' meeting as regards work performed and planned, as well as making its best efforts to ensure that the shareholders receive adequate information about the elements needed for them to make informed decisions on matters which are the competence of the shareholders' meeting.

17.4 The board of directors submits regulations to the shareholders' meeting for approval, setting out the procedures to be followed for ordinary and extraordinary shareholders' meetings to be held in an orderly and effective manner, without prejudice to the right of individual shareholders to express their opinions on the matters under discussion.

Text approved by the board of directors, March 1, 2007

DIRECTORS' REPORT TO THE SHAREHOLDERS' GENERAL MEETING

A) Financial Statements as at 31 December 2008

1. *Approval of the Financial Statements as at 31 December 2008 and Directors' Report on Operations; presentation of Independent Auditors' Report and Statutory Auditors' Report to the Shareholders' General Meeting; presentation of the Group's Consolidated Financial Statements as at 31 December 2008; Directors' Report on Operations and Independent Auditors' Report.*

   Dear Shareholders,
   we are confident that you approve of the format and criteria adopted for the drawing up of the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes occurred in the Shareholders' net equity and the Notes to these Financial Statements as at 31 December 2008, which we submit for your approval together with our Report on Operations.

2. *Approval of the allocation of operating profit; relevant resolutions*

   Dear Shareholders,
   we invite you to also resolve upon the allocation of the profit for the year, amounting to EUR 342,478,809.80, proposing to pay out a EUR 0.38 dividend per share using the residual profit available of EUR 342,478,809.80 and a portion of the extraordinary reserve.

   For your information, we also point out that based on the number of outstanding shares as at 17 March 2009 (n. 1,181,227,564 shares minus n. 44,825,500 Treasury shares) the payout of the aforementioned dividend would comprehensively amount to EUR 431,832,784.32, which would imply the use of the entire operating profit and of a portion of the extraordinary reserve.

B) Appointment of the Board of Directors, establishing in the first place the number of its members and the duration in office; resolution upon their remuneration

3. *Determination of the number of the members of the Board of Directors*
4. *Determination of the duration in office*
5. *Determination of their remuneration*
6. *Appointment of the Board of Directors*

Dear Shareholders,

We herewith remind you that on the occasion of the meeting called for the approval of the financial statements as at 31 December 2008, the mandate assigned to the Board of Directors based on the Ordinary General Meeting resolution dated 20 April 2006 will expire. Hence, we invite you to resolve upon the appointment of the new Board of Directors, establishing in the first place the number of its members and the duration in office, and resolution upon their remuneration.

C) Proposal for the definition of a yearly remuneration plan pursuant to Art. 114-bis of the Consolidated Finance Act

7. *Proposal for the definition of a "Stock Option" plan; relevant resolutions*

Dear Shareholders,

the Stock Option Plans established in past years by the Company confirmed the effectiveness of the Company's resolution to make use of a loyalty programme addressed to key managers with strategic responsibilities for the attainment of the Group's strategic objectives.

Therefore, the Board believes it necessary to establish a Stock Option Plan for 2009 reserved to directors and employees (executive managers, journalists, heads of units and similar) as well as collaborators of the company and its subsidiaries. This new plan would be based on the same foundations upon which past plans have relied.

This Plan, with a three-year duration, was defined by this Board upon the proposal made by the Company's Remuneration Committe, on 17 March 2009 and includes the granting of option rights for the purchase of Company's stocks on an annual basis.

The number of stocks to be allocated will be determined so that the ordinary shares subject to the exercise of the relevant option rights do not exceed the maximum amount equal to 1% of Mediaset current share capital in the three-year period of reference.

The Board will be responsible for the identification of the beneficiaries of the Plan.

Facilities concerning the purchase of shares pursuant to Art. 2358, paragraph 3, of the Italian Civil Code are not envisaged.

The exercise of the option rights will be subject to the attainment of specific economic and/or financial targets to be defined by this Board.

The stock purchase price will be determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the time span going from the date of granting and the same date in the previous calendar month.

The option rights are personal and cannot be transferred "inter vivos".

This Board shall be responsible for the management of all the necessary actions and activities relative to the implementation of the same Plan.

Pursuant to Art. 84-bis of Consob Regulation n. 11971 of 14 May 1999, as amended by resolution n. 15915 of 3 May 2007, the characteristics of the 2009/2011 Stock Option Plan are described in the relevant Information Document attached hereto and which is integrating part of this Report.

As better detailed in the same Information Document, this Board shall be responsible for the definition of a certain number of aspects relative to the afore-mentioned Plan in accordance with the powers granted to the same Board by the Shareholders' General Meeting called to resolve thereupon and in compliance with the principles that the same Shareholders' General Meeting will establish.

The Company will accordingly advertise the resolutions made by the Board in this respect pursuant to the provisions set out in Art. 84-bis, paragraph 5, of the Issuers Regulation. In particular, Table n.1 attached to Scheme 7 of Annex 3A of the Issuers Regulation will be advertised in such occasion.

It should be noted that the Stock Option plan described in this document is to be considered "of special relevance" pursuant to Art. 114-bis, paragraph 3, of Italian Law Decree 58/1998 and Art. 84-bis, paragraph 2, of the Issuers Regulation.

The Shareholders' Ordinary General Meeting called to resolve upon the approval of the Plan is scheduled on 21 April 2009 (in first call) and, if necessary, on 22 April 2009 (in second call).

Information Document drafted pursuant to Art. 84-bis, paragraph 1, of CONSOB Regulation n. 11971 of 14 May 1999, as subsequently amended and supplemented, relative to Mediaset S.p.A. 2009-2011 Stock Option Plans

__Definitions__

For the purpose of this Inforamtion Document, the terms listed below must be construed according to the meaning attributed to them as specified hereunder.

Shares/Stocks	Mediaset ordinary shares/stocks.
Remuneration Committee	The Remuneration Committee established from among Board members pursuant to Mediaset S.p.A.'s Code of Ethics.
Board of Directors	Mediaset S.p.A.'s Board of Directors.
Beneficiaries	The persons to whom Stock Options rights are allocated.
Information Document	This document drafted pursuant to and by virtue of article 84-bis, paragraph 1, of the Issuers Regulation.
Group	Mediaset and its subsidiaries pursuant to article 2359 of Italian Civil Code.
IFRS	International Financial Reporting Standard
Mediaset	Mediaset S.p.A.
Options Rights	The option rights, included in a Stock Options Plan, conveying upon the Beneficiaries the right to subscribe Company Shares for a total amount equal to the Options Rights exercised according to the conditions set out in the relevant Stock Options Plan and the relevant documents governing its application.
Plan	The Stock Options Plan for the 2009 – 2011 period submitted to the approval of the Company's Shareholders' General Meeting.
Issuers Regulation	Regulation adopted by Consob through Resolution n. 11971 of 14 May 1999 and subsequent amendments and supplements.
Company	Mediaset S.p.A.
Subsidiary Companies	Companies, both Italian and foreign, controlled by Mediaset pursuant to article 2359 of the Italian Civil Code.
TUF (Consolidated Finance Act)	Italian Law Decree n.58 of 24 February 1998.

__Introduction__

This Information Document is published for the purpose of providing the Company's Shareholders and the market with general information about the Plan, pursuant to the provisions set out in article 84-bis of the Issuers Regulation.

This Information Document is made available to the public both at Mediaset S.p.A.'s headquarters in via Paleocapa 3 in Milan and in the Company's website www.mediaset.it.

This Information Document was also delivered to Borsa Italiana S.p.A. and to at least two press agencies and it was also concurrently forwarded to Consob.

As better specified in this Information Document, some aspects regarding the Plan will be determined by the Company's Board following to the granting of the relevant powers by the Shareholders' General Meeting called to resolve thereupon and in compliance with the resolutions made by the same Shareholders' General Meeting. The Company will proceed with the requested disclosures to the public regarding the resolutions made by the Board, pursuant to the provisions set forth in article 84-bis, paragraph 5, of the Issuers Regulation. In particular, this will include the publication of Table 1 attached to Scheme 7 of Annex 3A of the Issuers Regulation.

The ordinary Shareholders' General Meeting called to resolve upon the Plan is scheduled on 21 April 2009 in first call, and on 22 April 2009 in second call.

1. Beneficiaries

1.1 Nominal identification of the Beneficiaries, who are members of the Mediaset Board

The Beneficiaries of the Stock Option Plan are the members of the Board of Directors. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.2 Identification of the categories of employees or collaborators of Mediaset and Group companies, which are the Beneficiaries of the Plan

The Plan is also reserved to employees (executive managers, journalists, heads of units and similar), collaborators of Mediaset and its Subsidiaries, as well as directors of Subsidiaries, identified by the Board, who cover strategic positions – in terms of role and responsibility – for the attainment of the Group's strategic objectives. The nominal identification of the Beneficiaries will be accomplished after the Plan is approved by the ordinary Shareholders' General Meeting.

1.3 Nominal identification of the Beneficiaries of the Plan, holding management positions in Mediaset pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

This is not applicable, since the Company has not appointed General Managers.

1.4 Description and numerical indication of the Beneficiaries of the Plan with executive roles, who have regular access to privileged information and have the power to adopt management decisions which may have an impact on the evolution and future prospects of Mediaset, pursuant to Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation

The Board shall also identify those Beneficiaries covering executive positions, who are qualified as "relevant persons" pursuant to the definition provided in Art. 152-sexies, paragraph 1, letter c)-c.2 of the Issuers Regulation.

2. Reasons for the adoption of the Plan

2.1 Objectives

The main objectives of the Plan are summarised here below:

- to involve the Beneficiaries in the attainment of the Company's and Group's targets, by favouring the creation of value for both parties;
- to align Beneficiaries' interest with that of the shareholders, so that the Beneficiaries of the Plan make their own the interest of the shareholders, aiming at maximising the stock value;
- to promote the loyalty of the Group's key resources, by stimulating permanence;
- to protect the Group's competitiveness in the market.

2.2 Key variables and performance indexes

The exercise of the Option rights is subject to the attainment of economic and/or financial performance targets by the Group on an annual basis (like, for instance, ROE and/or ROI and/or Free Cash Flow and/or EBITDA and/or Net profit and/or EBITDA/net debt), as established by the Board.

2.3 *Criteria for the determination of the number of Options to grant*

The number of Options to grant to each Beneficiary or to each uniform category of Beneficiaries will be determined by the Board upon the proposal submitted by the Remuneration Committee, according to the relevant role covered within the Group, the strategic relevance of Beneficiaries and their performance.

2.4 *Reasons underlying the possible option concerning the granting of compensation plans based on financial instruments which are not issued by Mediaset*

Not applicable.

2.5 *Significant tax-related and accounting implications which have had an impact on the definition of the Plan*

No significant tax-related and accounting implications have been identified, which have had an impact on the definition of the Plan.

2.6 *Possible support to the Plan deriving from the special Fund established for the purpose of stimulating employee involvement in enterprises pursuant to the provisions set out in Art. 4, paragraph 112, of Italian Law n.350 of 24 December 2003*

Not applicable.

3. Procedure for the approval and timing for the granting of the Option Rights

3.1 *Powers and functions granted by the Shareholders' General Meeting to the Board in relation to the implementation of the Stock Option Plan*

A proposal will be submitted to Mediaset ordinary Shareholders' General Meeting, called to resolve upon the Stock Option Plan in question, concerning the fact that the latter grants all the necessary powers to the Board for the purpose of implementing the Plan in question in compliance with the principles established by the same Shareholders' General Meeting and as specified in the relevant Information Document.

3.2 *Persons responsible for the management of the Plan*

The body responsible for the management of the Plan is the Company's Board of Directors.

3.3 *Procedures regarding the revision of the Plan*

The procedures for the revision of the plan will be defined in the Plan Regulation which shall be approved by the Board, based on the proposal made by the Remuneration Committee, after the Plan is approved by the ordinary Shareholders' General Meeting called to resolve thereupon.

3.4 *Methods adopted to verify the availability of the stocks and their granting*

The Stocks included in the Stock Option Plan in question will be drawn from the already issued stocks to be purchased pursuant to Art. 2357 and following amendments and supplements of the Italian Civil Code, in the case in which the Company does not intend or cannot draw from those already owned.

3.5 *Role covered by each individual Director in the definition of the characteristics of the Plan*

The process for the definition of the guidelines of the Plan was accomplished collectively and with the support of the Remuneration Committee in terms of provision of proposals and advice, pursuant to the recommendations included in the Corporate Governance Code for listed companies promoted by Borsa Italiana S.p.A. and according to the best practices adopted in the matter.

3.6 *Date for the resolution made by the competent corporate body for the proposal to be submitted to the Shareholders' General Meeting regarding the approval of the Stock Option Plan in question and the possible proposal made by the Remuneration Committee.*

The Board resolution regarding the proposal to be made to the Shareholders' General Meeting in relation to the approval of the Stock Option Plan in question is dated 17 March 2009. The relevant proposal of the Remuneration Committee is dated 10 March 2009.

3.7 *Date for the resolution made by the competent corporate body regarding the granting of the Option rights and the possible proposal made by the Remuneration Committee*

It is envisaged that the resolution concerning the granting of the Option rights be made after the relevant Stock Option Plan is approved by the ordinary Shareholders' General Meeting.

3.8 *Market stock price registered on the dates specified under points 3.6 and 3.7 above*

Here below is a specification of the Company's stock price registered on the dates indicated in the preceding paragraph 3.6:

- stock price on 10 March 2009: EUR 3.2775
- stock price on 17 March 2009: EUR 3.2450

3.9 *Controls implemented by the Company to face potential situations according to which the date established for the granting of the Option rights or for the resolutions to be made in the matter by the Remuneration Committee coincides with the disclosures regarding relevant information pursuant to Art. 114, paragraph 1, of Italian Law Decree n. 58 of 24 February 1998.*

In consideration of the fact that the Option rights can be exercised only if specific targets of performance are reached, any disclosure of privileged information in coincidence with the granting of the Options rights related hereto, is irrelevant due to the fact that Beneficiaries will not be in a position to exercise the Option rights allocated to them at that time. Therefore, the Board did not believe it necessary to include any additional control measure aimed at averting the risk of misuse of privileged information.

4. Characteristics of the Option rights

4.1 *Structure of the Stock Option Plan*

The Stock Option Plan includes flat-out allocation of personal option rights, which cannot be transferred and be made available between living people, regarding the purchase of a corresponding number of Mediaset regular enjoyment ordinary stocks, subject to any corrective actions that will be implemented in those circumstances and under those conditions identified in the relevant Plan Regulation, which shall be approved by the Board, based upon the proposal submitted by the Remuneration Committee, after the same Plan is approved by the ordinary Shareholders' General Meeting convened to resolve thereupon.

4.2 *Duration*

The duration of the Stock Option Plan in question refers to the three-year 2009/2011 period. The exercise of the option rights is subject to the occurrence of specific conditions specified in the preceding paragraph 2.2. The satisfaction of the relevant requirements will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.3 *Term*

In the event in which the requirements established for the Stock Option Plan in question are met, the exercise of the option rights and the subsequent purchase of the stocks by the Beneficiaries are exclusively admitted in one single solution in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.4 *Maximum number of Option rights subject to allocation*

The maximum total number of Stocks underlying the Option rights subject to allocation cannot exceed 1% of the Company's share capital as at the date of approval of the relevant Plan Regulation by the Board. Each Option grants the right to purchase one Share. Therefore, by way of example and taking the Company's share capital as at the date of the

Information Document into account, the maximum total number of option rights subject to allocation amounts to approximately 11,812,275.

4.5 *Methods and clauses regarding the implementation of the Plan*

The Plan is subject to the conditions for its exercise specified in the preceding paragraph 2.2, which may be differentiated according to the Beneficiary or the category of Beneficiaries entitled thereto based on their role covered within the Group, the strategic importance of the same and their performance. The satisfaction of the requirements established for the Stock Option Plan in question will be verified by the Board within the first semester of the financial year subsequent to that in which the option rights have been allocated.

4.6 *Restrictions linked to the availability of Option rights and Stocks*

The Option rights hereunder are personal, they cannot be transferred "intervivos" and made available and they cannot be subject to liens or guarantees in favour of the Company or third parties. Each Beneficiary is given the faculty to unilaterally and irrevocably waive the option rights allocated.

4.7 *Possible termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks*

Any termination clauses in relation to the Stock Option Plan in the event in which the Beneficiaries avail themselves of hedging instruments that allow them to neutralise possible prohibitions pending upon the sale of the Option rights or the Stocks, are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.8 *Effects deriving from the termination of the labour contract relation*

The effects deriving from the termination of office or of the labour contract relation are established in the relevant Plan Regulation, approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

4.9 *Specification of any other causes that may imply the cancellation of the Stock Option Plan*

For the reasons described above, no clauses have been included regarding the inclusion of possible causes that may lead to the cancellation of the Stock Option Plan.

4.10 *Motivations relative to the possible inclusion of a provision regarding the redemption of the Option rights and/or the Stocks*

No redemption clause for the Option rights and/or the Stocks has been envisaged by the Company.

4.11 *Possible loans or other facilities for the purchase of the Stocks*

The underwriting of Stocks is entirely to the charge of the relevant Beneficiaries, since no facility has been envisaged in this respect.

4.12 *Valuations of the expected charge pending on Mediaset as at the date of granting of the Option rights*

For the time being it is not possible to foresee the charge pending on Mediaset, because neither the total number of the Beneficiaries has been identified yet, nor the total number of Option rights which will be granted following to the relevant allocation. The total financial charge deriving from the Stock Option Plan in question will be determined based upon the provisions required by accounting principle IFRS 2.

4.13 *Possible diluted effects deriving from the Stock Option Plan*

Not applicable, since the Plan is entirely covered by Treasury shares.

4.14 Possible limitations regarding the exercise of the voting right and the assignment of assets rights linked to the Stocks

Not applicable.

4.15 Information concerning Stocks which are not traded in regulated stock markets

Not applicable.

4.16 Number of Stocks underlying each Option right

Each Option gives the right to one Mediaset regular enjoyment ordinary share.

4.17 Expiry of the Option rights

Option rights which have not been exercised within the deadline established for the Stock Option Plan, as specified in the preceding paragraph 4.3, immediately and automatically lapse, without that any right to indemnity or reimbursement is acknowledged to any Beneficiary.

4.18 Methods, timing and clauses governing the exercise of the Option rights

Following to the verification of the attainment of the performance targets to which the Plan is subject, the Option rights included in the Plan can be only and exclusively exercised, in one single solution, in the period going from the first day of the thirty-seventh month to the last day of the seventy-second month following the date of each allocation of the option rights.

4.19 Price for the exercise of the Option rights

The stock purchase price will be determined based on the arithmetic mean of Mediaset stock official listings published by Borsa Italiana SpA in the time span going from the date of granting and the same date of the previous calendar month.

4.20 Reasons justifying a possible difference between the price for the exercise of the Option rights and the market price

Not applicable.

4.21 Criteria justifying different prices for the exercise of the Option rights between different Beneficiaries

Not applicable.

4.22 Specification of the value ascribable to any financial instruments underlying the Option rights (other than Stocks), which are not traded in regulated stock markets

Not applicable.

4.23 Criteria envisaged to make the necessary adjustments following to extraordinary capital transactions and other transactions that imply a change in the number of underlying Stocks

The criteria envisaged to make the necessary adjustments following to extraordinary capital transactions are established in the relevant Plan Regulation approved by the Board upon the proposal submitted by the Remuneration Committee, after the Plan is approved by the Shareholders' General Meeting called to resolve thereupon.

12g3-2(b)

4.24 Summary table of currently existing Stock Option Plans

Here below is a summary table of the currently existing Stock Option Plans that the Shareholders' General Meeting has already approved and that the Company's Board has implemented.

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS

Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

		FIELD 2							
		Option grant							
		Section 1 Option rights relative to currently existing stock option plans approved by preceding resolutions made by the Shareholders' General Meeting							
Name or category	**Title** *(include only in case of nominal specification)*	Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted which cannot be exercised yet	Number of financial instruments underlying the options which can be exercised, but which have not been exercised yet	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiry date
2004									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	170,000	spoc* 22/06/2004	9.07	9.378	22/06/2009
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	-	150,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	-	110,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	-	62,000	spoc 22/06/2004	9.07	9.378	22/06/2009
Employees	-	16/04/2003	Option rights on Mediaset ordinary shares	-	2,735,000	spoc 22/06/2004	9.07	9.378	22/06/2009

Notes

* "spoc" means Stock Option Plan Committee.

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2005									
Fedele Confalonieri	Mediaset Board Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	340,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Pier Silvio Berlusconi	Mediaset Vice Chairman	16/04/2003	Option rights on Mediaset ordinary shares	–	300,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Giuliano Adreani	Mediaset Managing Director	16/04/2003	Option rights on Mediaset ordinary shares	–	220,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Mauro Crippa	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Marco Giordani	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Gina Nieri	Mediaset Director	16/04/2003	Option rights on Mediaset ordinary shares	–	62,000	spoc* 22/06/2005	9.60	9.759	22/06/2011
Employees	–	16/04/2003	Option rights on Mediaset ordinary shares	–	2,664,500	spoc* 22/06/2005	9.60	9.759	22/06/2011

Notes

* *"spoc" means Stock Option Plan Committee.*

The Shareholders' General Meeting of 16 April 2003 appointed a Stock Option Plan Committee, entrusting it with the management of the 2003/2005 Stock Option Plan. Specifically, on the same occasion the Shareholders' General Meeting granted the Committee the broadest powers to identify the beneficiaries, the performance-linked targets, the criteria for the allocation of the option rights and the implementation of the stock option plan under all aspects envisaged. The Stock Option Plan Committee reached its natural expiry upon the Shareholders' General Meeting of 20 April 2006.

2007									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	–	rc** 21/06/2007 bod** 28/06/2007	7.87	7.616	28/06/2013
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employees	–	20/04/2006	Option rights on Mediaset ordinary shares	1,750,000	–	rc 21/06/2007 bod 28/06/2007	7.87	7.616	28/06/2013
Employee	–	20/04/2006	Option rights on Mediaset ordinary shares	100,000	–	rc 21/06/2007 bod 17/07/2007	7.73	7.653	17/07/2013

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued Corporate Governance Code promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

2008									
Fedele Confalonieri	Mediaset Board Chairman	20/04/2006	Option rights on Mediaset ordinary shares	450,000	-	rc** 20/06/2008 bod** 23/06/2008	4.86	4.337	23/06/2014
Pier Silvio Berlusconi	Mediaset Vice Chairman	20/04/2006	Option rights on Mediaset ordinary shares	360,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Giuliano Adreani	Mediaset Managing Director	20/04/2006	Option rights on Mediaset ordinary shares	270,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Mauro Crippa	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Marco Giordani	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Gina Nieri	Mediaset Director	20/04/2006	Option rights on Mediaset ordinary shares	100,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014
Employee	-	20/04/2006	Option rights on Mediaset ordinary shares	1,910,000	-	rc 20/06/2008 bod 23/06/2008	4.86	4.337	23/06/2014

Notes

** The Board of Directors appointed by the Shareholders' General Meeting of 20 April 2006, in line with the provisions set out in the newly issued promoted by Borsa Italiana, established a Remuneration Committee on 21 April 2006. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.

* * * *

Dear Shareholders,

in relation to the foregoing, we invite You to make the following resolutions:

"After having verified the necessity to promote the implementation of a Stock Option Plan for the purpose of increasing employee loyalty and making the beneficiaries of the Plan increasingly involved in the value creation for the Company, the Shareholders' General Meeting following to the report made by the Board.

resolves

1. to approve the establishment of a Stock Option Plan on the Company's Treasury shares with a duration of three years starting from 2009, reserved to directors and employees (executive managers, journalists, heads of units and similar) and to collaborators of the Company and its subsidiaries. The beneficiaries will be identified by the Board among key resources having strategic responsibility in relation to the attainment of the Group's strategic objectives. The Stock Option Plan will include the characteristics described above;
2. to vest the Board with the power of managing the 2009/2011 Stock Option Plan, including all the necessary powers regarding the identification of the relevant beneficiaries, the establishment of the performance-linked targets, the allocation of the option rights and the implementation of the stock option plan under all the aspects envisaged, in full compliance with the principles above illustrated. The Board will draft a Plan Regulation governing the implementation of the same Stock Option Plan."

D) *Mandate to the Board of Directors to effect a buy-back and to utilise Treasury shares*

8. *Mandate to the Board of Directors to effect a buy-back and to utilise Treasury, also to sustain the company's "StockOption" plans; relevant resolutions*

Dear Shareholders,

we herewith remind you that with the approval of these financial statements closed at 31 December 2008, the Board's power to acquire Treasury shares lapses.

We would recommend to renew the afore-mentioned power in order to pursue, in the Company's interest, the objectives provided for in the applicable law provisions, including:

a) the availability of shares to be assigned to 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans participants;
b) the carrying out of trading, hedging and arbitrage operations;
c) the carrying out of cash investment operations.

The Board of Directors believes it necessary to inform the Shareholders that it does not intend to submit to the Shareholders' General Meeting any proposal for the cancellation of the Treasury shares until their corresponding value reaches 10%.

Repurchase operations will comply with the provisions set out in Art. 2357 and subsequent changes and supplements of the Italian Civil Code, Art. 132 of Italian Law Decree n.58/98, Art. 144-bis of Consob Regulation regarding the implementation of the afore-mentioned Italian Law Decree n.58 of 24 February 1998, in the matter of application of the Issuers Regulation ("Issuers Regulation") as well as any other applicable law provisions, including those contained in 2003/6 Directive and the relevant national and EU norms.

To date the Company's share capital is EUR 614,238,333.28, divided into n. 1,181,227,564 ordinary shares, and as at 17 March 2009 Your Company owns n. 44,825,500 Treasury shares, equal to 3.795% of the share capital. The companies directly controlled by Mediaset do not own any share of the holding company.

As a result, we submit for Your approval the proposal to grant the Company's Board of Directors the power to purchase, also by means of options and financial instruments, including derivatives on the stocks owned by Mediaset, ordinary Treasury shares having a nominal value of EUR 0.52 each (equal to 10% of the current share capital) up to a maximum of n. 118,122,756 shares, in compliance with the law, in one or more transactions, until the approval of the financial statements as at 31 December 2009 and, in any case, for a period of time not longer than 18 months from the date of the resolution in this matter made by the Shareholders' General Meeting. The above specified amount is allocated for in the available fund provisions entered in the last approved financial statements.

Purchase transactions will be carried out as follows:

i) purchases regarding the implementation of the 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Issuers Regulation at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company;

ii) any other purchase shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Issuers Regulation at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company.

In compliance with and pursuant to Art. 2357-ter of the Italian Civil Code, we also herewith invite you to confirm the Board of Directors' powers so that, fully complying with the law

provisions and regulations from time to time applicable as well as the Italian Stock Exchange regulations and any community directive in this matter, it may:

a) assign Treasury shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, to the plan participants as a result of the exercise by the same of the options relative to the purchase of said shares, for which the same participants were eligible. The price, the terms and conditions for the performance of this operation are included in the regulations attached to each of the 2003/2005, 2006/2008 and 2009/2011 Stock Option Plans. The power envisioned in this point is limited in time in accordance with the terms established in the relevant stock option plans;

b) assign the shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, according to the following alternative methods:

   i) by means of cash operations. In this case, the sale is carried out in the stock market and/or in the free market at a price not lower than 90% of the stock reference price registered in the Stock Exchange trading session of the day preceding each single operation;

   ii) by means of exchange, carter, conveyance or any other disposal operations in the context of industrial projects or extraordinary financial operations. In this case, the financial conditions for the operation of disposal, including the valuation of the shares subject to exchange, shall be determined by independent experts, given the nature and the characteristics of the operation and also in consideration of the Mediaset listed stock price trend.

The power regarding point b) above is granted for a period of not more than 18 months from the date of the relevant Shareholders' resolution.

For the Board of Directors

The Chairman

12g3-2(b)

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax code - VAT no. - Milan Company Register no.
09032310154

FINANCIAL STATEMENTS AT 31 DECEMBER 2008

You are advised that the draft Financial Statements and the Consolidated Financial Statements at 31 December 2008, as approved by the Board of Directors on March, 17th 2009, are available for public consultation at the company's registered office and at Borsa Italiana S.p.A., as well as being published on the website www.mediaset.it, with the reports of the Supervisory Board and the Independent Auditors.

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan,
Share capital: EUR 614,238,333.28 fully paid in
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

GENERAL SHAREHOLDERS' MEETING

We advise Shareholders that sufficient shares cannot be guaranteed in attendance for a quorum at first call, and that the general meeting will therefore be held at second call on **22th April 2009, 10.00 am**, in Cologno Monzese, via Cinelandia 5.

The Chairman: Fedele Confalonieri

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

FINANCIAL STATEMENTS AT DECEMBER 31, 2008 AND CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008

The General Shareholders' Meeting of April 22, 2009 approved the financial statements at December 31, 2008. You are therefore advised that in compliance with the provisions of Consob resolution 11971, May 14, 1999, as amended, the financial statements at December 31, 2008, complete with the documentation required by said provisions, as well as the consolidated financial statements at December 31, 2008, were filed at the company's registered office and Borsa Italiana S.p.A. and are available to the general public upon request.
The minutes of the aforementioned meeting will be made available for public consultation at the company's head office and at Borsa Italiana S.p.A. as of May 6, 2009.
All the aforementioned documents will also be published on the corporate website www.mediaset.it.

PAYMENT OF DIVIDEND FOR FISCAL 2008

Shareholders are informed that pursuant to the resolution of the General Meeting of April 22, 2009, the 2008 dividend will be paid as of next May 21, 2009, amounting to Euro 0.38 per share (coupon no. 13) before withholdings and lieu tax if applicable and in the amount determined by the law. From May 18, 2009 shares will be traded ex dividend.